Form 20-F
period 2010-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2011-01-20
CIK 1487839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended _________________

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from December 1, 2009 to September 30, 2010

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 005-85665

Kingtone Wirelessinfo Solution Holding Ltd
 (Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands	3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ms. Ying Yang
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
Tel: (86) 29-88266368
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $.001 per share	None

American Depositary Shares, each representing	Nasdaq Capital Market
one Ordinary Share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 14,000,000 Ordinary Shares, including 4,000,000 Ordinary Shares represented by 4,000,000 American Depositary Shares outstanding as of September 30, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                  Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

In this annual report:

•
References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

•	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.001 per share; and

•	References to a particular “fiscal” year, such as “fiscal 2010”, are to our fiscal year ended on September 30, of that year.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements include:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our product or service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain customers; and

•	trends and competition in the enterprise mobile software application market.

You should read this annual report thoroughly with the understanding that our actual future results may be materially different from, and/or worse, than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains estimates, projections and statistical data related to the enterprise mobile software and IT services market in China. This market data, including data from IDC, a leading provider of market data and intelligence, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The enterprise mobile software and IT services market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the software and IT services market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

Part I			5

Item 1.		Identity of Directors, Senior Management and Advisers.	5

Item 2.		Offer Statistics and Expected Timetable.	5

Item 3.		Key Information.	5

	A.	Selected Financial Data.	5

	B.	Capitalization and Indebtedness.	7

	C.	Reasons for the Offer and Use of Proceeds.	7

	D.	Risk Factors.	7

Item 4.		Information on the Company.	25

	A.	History and Development of the Company.	25

	B.	Business Overview.	26

	C.	Organizational Structure.	37

	D.	Property, Plants and Equipment.	39

Item 4A.		Unresolved Staff Comments.

Item 5.		Operating and Financial Review and Prospects.	40

	A.	Operating Results.	40

	B.	Liquidity and Capital Resources.	53

	C.	Research and Development, Patents and Licenses, etc.	53

	D.	Trend Information.	53

	E.	Off-balance Sheet Arrangements.	54

	F.	Tabular Disclosure of Contractual Obligations.	55

Item 6.		Directors, Senior Management and Employees.	55

	A.	Directors and Senior Management.	55

	B.	Compensation.	57

	C.	Board Practices.	60

	D.	Employees.	63

	E.	Share Ownership.	63

Item 7.		Major Shareholders and Related Party Transactions.	65

	A.	Major Shareholders.	65

	B.	Related Party Transactions. Business Relationships.	65

	C.	Interests of Experts and Counsel.	67

Item 8.		Financial Information.	67

	A.	Consolidated Statements and Other Financial Information. Financial Statements.	67

	B.	Significant Changes.	68

Item 9.		The Offer and Listing.	68

	A.	Offer and Listing Details.	68

	B.	Plan of Distribution.	68

	C.	Markets.	68

	D.	Selling shareholders.	69

	E.	Dilution.	69

	F.	Expenses of the issue.	69

Item 10.		Additional Information.	69

	A.	Share Capital.	69

	B.	Memorandum and Articles of Association	69

	C.	Material Contracts.	69

	D.	Exchange Controls.	69

PART I

 ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries (“Kingtone Wireless”) and Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”), which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001, are under common control from the earliest date presented. On October 27, 2009, we were incorporated with a fiscal year end of November 30, and on December 15, 2009, we consummated a number of related transactions to acquire contractual control of Kingtone Information (the “Reorganization”). The selected financial data are solely those of Kingtone Information for the fiscal years ended November 30, 2006, 2007 and 2008 and for the subsequent period ended October 26, 2009, and then they are combined with Kingtone Wireless through December 15, 2009, the date of the Reorganization, and they are consolidated with Kingtone Wireless following the date of the Reorganization.

In March 2010, we changed our fiscal year end from November 30 to September 30 to have the same fiscal year end as Kingtone Information. The consolidated and combined balance sheets as of September 30, 2010 are presented as transition financial statements with the beginning balance as of November 30, 2009 in our consolidated and combined financial statements. As we and our wholly-owned subsidiaries had no operations from October 1, 2009 to November 30, 2009, except for our initial capitalization and our preparation for our initial public offering, the statements of income and comprehensive income for the years ended September 30, 2009, 2008, 2007 and 2006 are the same as those for the fiscal years ended November 30, 2009, 2008, 2007 and 2006, respectively.

The selected financial data for fiscal years 2010, 2009 and 2008, have been derived from our audited combined and consolidated financial statements. The selected financial data for our fiscal year ended September 30, 2007 and  2006 have been derived from our books and records and is unaudited. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Statements of Income and Comprehensive Income Data

For the Years Ended September 30,
	2010	2009	2008	2007	2006
	Audited	Audited	Audited	Unaudited	Unaudited
	Consolidated and Combined	Consolidated and Combined
	($ in Thousands, Except per Share Data)
Total revenues	$14,506	$11,240	$4,286	$4,012	$1,472
Cost of revenues	2,352	3,894	1,621	2,972	775
Gross profit	12,154	7,346	2,665	1,040	697
Operating expenses:
Selling and marketing	341	350	301	239	237
General and administrative	1,635	537	355	644	504
Research and development	179	139	79	0	0
Total operating expenses	2,155	1,026	735	883	740
Operating income (loss)	9,999	6,320	1,930	157	(44)
Subsidy income	44	307	163	—	—
Interest expense	(218)	(340)	(531)	(608)	(506)
Other income (expense)	20	(55)	(356)	—	2
Income before income tax expense	9,845	6,232	1,206	(451)	(547)
Income tax expenses	1,608	935	191	—	—
Net income(loss)	$8,237	$5,297	$1,015	$(451)	$(547)
Other comprehensive income
Foreign currency translation gain	598	22	544	267	-
Comprehensive income	$8,835	$5,319	$1,559	$(184)	$(547)
Earnings (loss) per share:
Basic	$0.71	$0.53	$0.10	$(0.05)	$(0.05)
Diluted	$0.71	$0.53	$0.10	$(0.05)	$(0.05)
Weighted average ordinary shares:
Basic	11,527,473	10,000,000	10,000,000	10,000,000	10,000,000
Diluted	11,527,473	10,000,000	10,000,000	10,000,000	10,000,000

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Balance Sheets Data

	As of September 30,	As of November 30
	2010	2009	2008	2007	2006
	Audited	Audited	Audited	Unaudited	Unaudited
	Consolidated and Combined	Consolidated and Combined
		($ in Thousands)
Cash and bank deposits	14,909	344	9	7	98
Total current assets	23,806	4,014	12,884	17,360	11,745
Total assets	38,073	17,907	14,677	18,687	13,833
Advances from customers	371	1,398	2,817	3,168	315
Dividend payable	772	1,117	—	—	—
Total current liabilities	5,306	8,781	6,953	13,601	8,794
Total shareholders’ equity	32,767	9,126	7,724	5,086	5,039
Total liabilities and shareholders’ equity	38,073	17,907	14,677	18,687	13,833

B.  CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.  RISK FACTORS.

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ADSs. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this annual report before deciding to invest in our ADSs.

Risks Related to Our Company and Our Industry

If demand for enterprise remote and mobile connectivity does not continue to expand in China, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.

The growth of our business is dependent, in part, upon the increased migration by enterprises to wireless connectivity services in China and our ability to capture a higher proportion of this market. If the demand in China for enterprise connectivity services does not continue to grow, or grows in ways that do not use our services, then we may not be able to grow our business, maintain our profitability or meet public market expectations. Increased usage of enterprise connectivity services depends on numerous factors, including:

•	the willingness of enterprises to make additional information technology expenditures;

•	the availability of security products necessary to ensure data privacy over the public networks;

•	the quality, cost and functionality of these services and competing services;

•	the increased adoption of wired and wireless broadband access methods;

•	the proliferation of electronic devices such as handhelds and smart-phones and related applications; and

•	the willingness of enterprises to invest in our services during the current world-wide economic crisis.

We face intense competition from other software development and IT service companies and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In the future, we expect significant competition from both established and emerging software companies. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•	other Chinese wireless data communication and exchange software application and service providers, such as Beijing Silu Innovation Technology Co., Ltd. and Cyber Technologies (Suzhou) Co., Ltd.;

•	other Chinese software developers and IT service providers, that may decide to add wireless data communication and exchange programming capability;

•	telecommunication equipment producers and suppliers; and

•	multi-national service providers.

Many of our current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors or other vendors could result in the cancellation of orders by customers in anticipation of the introduction of such new products. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. We also expect competition to increase as a result of software industry consolidations, which may lead to the creation of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have experienced rapid growth in our application implementations and revenues recently. Our sales grew to $14.51 million in fiscal 2010 from $11.24 million in fiscal 2009. With the forecasted increased market demand for wireless information management applications created by the recent deployment of 3G networks, we are actively developing our business and expanding our workforce to pursue existing and potential market opportunities.

Our rapid growth places a significant strain on our management personnel, system and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. Moreover, as we introduce new solutions or services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar or cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these problems associated with growth, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining customers of the acquired companies;

•	difficulties in retaining personnel of the acquired companies;

•	entry into unfamiliar markets;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Due to intense competition for highly-skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result.

The IT industry relies on skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. Wireless information management application development is a relatively new area in the IT industry. There is a small pool of experienced developers. As the market demand picks up and more IT companies enter this market, there is significant competition in China for professionals with the skills necessary to develop the products and perform the services we offer to our customers. Increased competition for these professionals, in the wireless information management application development areas or otherwise, could have an adverse effect on us if we experience significant increase in the attrition rate among employees with specialized skills, which could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to serve existing customers and business partners and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for wireless information management application, evolving industry standards and changing customer preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on business development or find suitable replacements of the key personnel upon their departure may lead to shrinking new implementation projects, which could materially adversely affect our business.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, Ms. Ying Yang, our chief financial officer, and Mr. Pengguo Xi, our chief technology officer, to run our business operations. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If Mr. Li’s other professional duties interfere or conflict with his duties for our company, our business, results of operations and financial condition could be materially and adversely affected.

Mr. Li, our chairman, currently serves as the chairman and chief executive officer of China Green Agriculture, Inc. (“CGA”), a producer of humic acid based compound fertilizer in the PRC whose common stock is listed on the New York Stock Exchange. Mr. Li’s duties as chairman and chief executive officer of CGA require the devotion of a substantial amount of his professional time and attention. Li currently devotes approximately 70% of his professional time to his duties for CGA. Similarly, our success and the execution of our growth strategy will require his significant efforts and the devotion of a substantial amount of his professional time and attention. If the performance of his duties on behalf of CGA interfere or conflict with his duties as chairman of our company, we may not be able to achieve our anticipated growth and our business, results of operations and financial condition could be materially adversely affected.

Our business could suffer if our executives and directors compete against us and our non-competition agreements with them cannot be enforced.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keep a close relationship with our customers and business partners joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially adversely affected. Most of our executives have entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where all of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated customer requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required, we may experience cost overruns and mismatches in project staffing. Conversely, if we over-estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter telecom operators and consumers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

If we do not continually enhance our solution and service offerings, we may have difficulty in retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing solutions and to introduce new solutions and features to meet the requirements of our customers in a rapidly developing and evolving market. We currently devote significant resources to refining and expanding our base software modules and to developing solutions that operate in accordance with our customers’ networks and systems. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services, or any products or services that we may plan to introduce in the future. Our present or future products may not satisfy the evolving needs of the telecom industry, and these solutions and services may not achieve anticipated market acceptance or generate incremental revenue. If we are unable to anticipate or respond adequately to the need for solutions and service enhancements due to resource, technological or other constraints, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and related service offerings, enhance our existing software applications and related service offerings and achieve market acceptance of our software applications and service offerings. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in new the development of new applications could have a significant impact on its results of operations.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s wireless telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent new services and solutions introductions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 3G standard and technologies, and to develop or acquire and integrate new technologies into our software solutions and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Returns on our investment in new technologies, such as 3G technology, and new solutions may not materialize as expected.

We have invested and will invest in the future a substantial amount of capital, manpower and other resources to develop new solutions and acquire technologies in preparation for the adoption by the wireless telecom industry in China of new standards and technologies, such as the 3G standard and technologies. However, our abilities to successfully develop and commercialize these new solutions and technologies are subject to a number of risks and uncertainties, including uncertainty surrounding the timing of the adoption of these new standards and technologies by China’s telecom industry and the receptiveness to these new technologies by their customer base, as well as our abilities to develop and market these new solutions cost-effectively and to deliver these solutions ahead of our competitors. Any of the above risks and uncertainties could jeopardize our ability to successfully realize a significant return on our investment in the 3G and other new technologies and solutions, if at all.

Problems with the quality or performance of our solutions may cause delays in the introduction of new solutions or result in the loss of customers and revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Some of the contracts with our customers do not have provisions setting forth limitations on liability for consequential damages. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

Our products may contain undetected software defects, which could negatively affect our revenues.

Our software products are complex and may contain undetected defects. In the past, we have discovered software defects in certain of our products and have experienced delayed or lost revenues during the period it took to correct these problems. Although we test our products, it is possible that errors may be found or occur in our new or existing products after we have commenced commercial shipment of those products. Defects, whether actual or perceived, could result in adverse publicity, loss of revenues, product returns, a delay in market acceptance of our products, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies and IT marketing is evolving rapidly and is subject to a great deal of uncertainty. Our self-developed or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Any potential litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Additionally, most of our software development contracts signed with our customers contain indemnity clauses whereby we will indemnify our customers for any loss or damages suffered as a result of any third-party claims against them for any infringement of intellectual property rights in connection with the installation and use of the customized software solutions we develop for them. We may still be exposed to significant liabilities under these indemnity clauses to which we’ve agreed with our customers.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software solutions and systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, intellectual property rights and confidentiality protection in China may not be as effective as in the United States, and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention, as well as our other resources, away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all litigation costs in excess of the amount recoverable from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our solutions incorporate a portion of, and work in conjunction with, third-party hardware and software solutions. If these third-party hardware or software solutions are not available to us at reasonable costs, or at all, our results of operations could be adversely impacted.

Although our solutions primarily rely on our own core technologies, some of our solutions incorporate a small portion of third-party hardware and software solutions. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our customers’ existing systems. If any third party were to discontinue making their solutions available to us or our customers on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly function or interoperate with replacement hardware or software solutions, we may need to incur costs in finding replacement third-party solutions and/or redesigning our solutions to replace or function with or on replacement third-party solutions. Replacement solutions may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high quality service could have a material adverse effect on our ability to market and sell our products.

Our customers depend upon our customer service and support staff to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and we may be materially and adversely affected in our ability to sell additional products to these customers. This could also damage our reputation and prospects with potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.
We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the year ending September 30, 2011 , we are required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. In addition, our independent registered public accounting firm will be required to attest to our management’s assessment of our internal controls over financial reporting in our annual report on Form 20-F for the year ending September 30, 2011.

Prior to our public offering in May 2010, we were a private company with a limited number of accounting personnel and we have accounted for our business using PRC accounting standards similar for small growing PRC companies. Our accounting staff has limited experience with U.S. GAAP standards and reporting requirements and the rules and regulations as promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB. Our current staff is not experienced in U.S. GAAP requirements and we may experience difficulties or problems in developing strong internal controls and internal documentation, accounting, auditing and reporting systems. It is possible that our weaknesses in these areas could lead to errors and mistakes that are damaging to our company. We have begun the process to improve our U.S. GAAP reporting capabilities and we plan to hire additional accounting personnel with U.S. GAAP experience to improve our ability to apply U.S. GAAP. We prepared and are in the process of implementing formal accounting policies and procedures to address key accounting areas for routine and non-routine transactions. We are working to implement these measures in fiscal 2011, although we cannot assure you that we will complete such implementation by then. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

We will continue to implement measures to identify and, if necessary, to remedy any material weaknesses and significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act. We estimate that the cost of improving our U.S. GAAP reporting capabilities and establishing effective internal controls will be $250,000 to $350,000 per year, which includes the cost of hiring additional qualified accounting personnel.

We have very limited insurance coverage which could expose us to significant costs and business disruption.

We do not maintain any insurance coverage for our leased properties. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Shaanxi Province, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platforms which we depend on for delivery of our software and services, and could have a material adverse effect on our financial condition and results of operations.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential customer data in connection with the products and services we provide. Under the terms of our customer contracts, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential customer data. We require our employees to enter into non-disclosure agreements to limit such employees’ access to, and distribution of, our customers’ sensitive and confidential information and our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. If our customers’ proprietary rights are misappropriated by our employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing products and services.

It is critical that we use and develop our technology and products without infringing upon the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

We have transferred intellectual property rights to a number of our customized software solutions to our customers in the past and may not own all these intellectual property rights. We may be subject to intellectual property infringement claims from these customers and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may disrupt our business and materially and adversely affect our revenues and net income.

Our business involves the development and customization of software solutions for customers. While we retain ownership in the intellectual property rights underlying the core technologies required to develop our customized finished software solutions, in most cases, our contracts for custom-designed projects provided that our customers own, or share with us, intellectual property rights to the finished software solutions developed under such contracts. Under these circumstances, we may not have the right to reuse the related finished software in projects involving other customers nor can we unilaterally apply for copyright registrations, patents or other intellectual property rights for these software solutions. To the extent that we are unable to reuse the software and to the extent that the use of such software is important to the growth of our business with other customers, the inability to reuse such software could hinder the growth of our business. Furthermore, a portion of these contracts provide that our customers have ownership rights to any substantial improvements we subsequently make to the software solutions developed under these contracts. As a result, we may be subject to intellectual property infringement or profit sharing claims in the future from these customers. Any such claims could subject us to costly litigation and may require us to pay damages and develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. These could harm our reputation and materially and adversely affect our business and net income.

Seasonality and fluctuations in our customers’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. A large number of our engineers take leave around the Chinese New Year holiday, which typically falls between late January and February of each year. The lack of man-hours during this holiday period usually leads to relatively lower revenues during the first calendar quarter. Due to the annual budget cycles of most of our customers, we may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our customers’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

Mr. Tao Li, our chairman, beneficially owns and has voting control over approximately 48.5% of our ordinary shares, and our officers and directors as a group beneficially own and have voting control over an aggregate of approximately 49.8% of our ordinary shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

Risk Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. The reorganization of the telecommunications industry encouraged by the PRC government has directly affected our industry and our growth prospect. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of the telecommunications industry in China or our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Kingtone Information has been qualified as a “high-technology enterprise” for a three year period from November 21, 2008 and therefore it has benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013 under the New EIT Law and the Implementing Rules. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise”, or if the refund of the value-added taxes ceases to apply, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations .

If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we and/or Topsky could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. Therefore, if we and/or Topsky were to be considered a “resident enterprise” by the PRC tax authorities, our and/or Topsky’s global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we and/or Topsky were to generate a substantial amount of income outside of PRC in the future, we and/or Topsky would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders or ADS holders from the transfer of our shares or ADSs may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries and our contractual control of Kingtone Information. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result, there may be limitations on the ability of our PRC subsidiaries to pay dividends or make other investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

In addition, under the New EIT Law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us and/or Topsky may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we and/or Topsky is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Topsky, the direct holder of 100% of the equity interests of Softech, is organized in Singapore. Under the Notice of the State Administration of Taxation on Delivering the Table of Negotiated Dividends and Interest Rates to Lower Levels of People’s Republic of China, such dividend withholding tax rate is reduced to 5% if a Singapore resident enterprise owns over 25% of the PRC company distributing the dividends. As Topsky is a Singapore company and owns 100% of Softech, under the aforesaid notice, any dividends that Softech pays to Topsky will be subject to a withholding tax at the rate of 5%, provided that Topsky is not considered to be PRC tax resident enterprises. If, however, Topsky is regarded as a resident enterprise, the dividends payable to Topsky from Softech may be exempt from the PRC income tax, and the dividends payable from Topsky to us will be subject to a 10% PRC withholding tax (unless we are considered to be a PRC tax resident enterprise). Any such taxes could thus materially reduce the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our May 2010 public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our May 2010 public offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our May 2010 public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs or ordinary shares.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 23.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2010. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again as the People’s Bank of China may regularly intervene in the foreign exchange market to achieve economic policy goals. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs or ordinary shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Softech’s contractual arrangements with Kingtone Information may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that Softech’s contractual arrangements with Kingtone Information were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Kingtone Information, which could adversely affect us by increasing Kingtone Information’s tax liability without reducing Softech’s tax liability, which could further result in late payment fees and other penalties to Kingtone Information for underpaid taxes.

We control Kingtone Information through contractual arrangements which may not be as effective in providing control over Kingtone Information as direct ownership, and if Kingtone Information or its shareholders breach the contractual arrangements, we would have to rely on legal remedies under PRC law, which may not be available or effective, to enforce or protect our rights.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Kingtone Information that provide us, through our ownership of Topsky and its ownership of Softech, with effective control over Kingtone Information. We have no direct ownership interest in Kingtone Information. We depend on Kingtone Information to hold and maintain contracts with our customers. Kingtone Information also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor Softech has any ownership interest in Kingtone Information. Although we believe that that each contract under Softech’s contractual arrangements with Kingtone Information is valid, binding and enforceable under current PRC laws and regulations in effect, these contractual arrangements may not be as effective in providing us with control over Kingtone Information as direct ownership of Kingtone Information would be. In addition, Kingtone Information may breach the contractual arrangements. For example, Kingtone Information may decide not to make contractual payments to Softech, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be available or effective, particularly in light of uncertainties in the PRC legal system.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Softech’s contractual arrangements with Kingtone Information. Softech is considered a foreign invested enterprise under PRC law. As a result, Softech is subject to PRC law limitations on its businesses and foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “New M&A Rules”). This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process, if practicable at all. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Prior to our May 2010 initial public offering, our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006: (i) Softech was directly incorporated by Topsky as a foreign investment enterprise under PRC law; therefore, there was no acquisition of the equity of a “PRC domestic company” as defined under the New M&A Rules; and (ii) the contractual arrangements between Kingtone Information and Softech are not clearly defined and considered as the transaction which shall be applied to the New M&A Rules. Therefore, we did not seek prior CSRC approval for our initial public offering.

However, if the CSRC required that we obtain its approval prior to the completion of our initial public offering and the listing of our ADSs on the Nasdaq Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

Also, if the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Notice 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.

Some of our current shareholders and/or beneficial owners may fall within the ambit of the SAFE notice and be required to register with the local SAFE branch as required under the SAFE notice. If so required, and if such shareholders and/or beneficial owners fail to timely register their SAFE registrations pursuant to the SAFE notice, or if future shareholders and/or beneficial owners of our company who are PRC residents fail to comply with the registration procedures set forth in the SAFE notice, this may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

Risks Associated with our ADSs

The market price of our ADSs may be highly volatile, and you may not be able to resell at or above your initial purchase price.

There is a limited public market for our shares and ADSs. We cannot assure you that there will be an active trading market for our ADSs. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active.

The trading price of our ADSs may be volatile. The price of our ADSs could be subject to wide fluctuations in response to a variety of factors, including the following:

•	Introduction of new products, services or technologies offered by us or our competitors;

•	Failure to meet or exceed revenue and financial projections we provide to the public;

•	Actual or anticipated variations in quarterly operating results;

•	Failure to meet or exceed the estimates and projections of the investment community;

•	General market conditions and overall fluctuations in United States equity markets;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	Additions or departures of key management personnel;

•	Issuances of debt or equity securities;

•	Significant lawsuits, including patent or shareholder litigation;

•	Changes in the market valuations of similar companies;

•	Sales of our ADSs by us or our shareholders in the future;

•	Trading volume of our ADSs; and

•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Capital Market and software products and services companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADS, regardless of our actual operating performance.

If our ADSs become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our ADSs have a market price per ADS of less than $5.00, transactions in our ADSs may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ADSs become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Sales of a substantial number of ordinary shares or ADSs in the public market by our existing shareholders could cause the price of our ADSs to fall.

Sales of a substantial number of our ordinary shares or ADSs in the public market or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs.

All of our existing shareholders prior to our May 2010 offering were subject to lock-up agreements with the underwriters of the offering that restricted the shareholders’ ability to transfer ordinary shares or ADSs until expiration of the lock-up period in November 2010. The lock-up agreements limited the number of ordinary shares or ADSs that may be sold immediately following the public offering. Subject to certain limitations, approximately 10,000,000 of our total outstanding shares are now eligible for sale. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ADSs.

Future sales and issuances of our ordinary shares or ADSs, or rights to purchase our ordinary shares or ADSs, including pursuant to our 2010 Omnibus Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ADSs to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We have broad discretion in the use of the net proceeds from our May 2010 public offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds of approximately $15.2 million from our May 2010 public offering, including for any of the purposes described in the prospectus relating to the offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ADSs.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return shareholders will therefore be limited to the value of their ADSs.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum of association and articles of association, the BVI Business Companies Act, 2004, or the BVI Act, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum of association and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the company’s constituent documents. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Anti-takeover provisions in our memorandum of association and articles of association and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the deposit agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may be a passive foreign investment company, of PFIC, which could lead to additional taxes for U.S. holders of our ADSs or ordinary shares.

We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income, or investment income in general, or at least 50% of its assets produce or are held to produce passive income, for the current taxable year, and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether each item of gross income that we earn is passive income, we cannot assure you that we will not become a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, a U.S. holder of our ADSs or ordinary shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

 ITEM 4.  INFORMATION ON THE COMPANY.

A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a holding company and conduct our operations through a contractually-controlled entity in the PRC named Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”) that develops and provides mobile enterprise solutions in the PRC. In May 2010, we consummated an initial public offering of our American Depository Shares, or ADSs, for gross proceeds of $16 million, and our ADSs were listed on the Nasdaq Capital Market under the ticker symbol “KONE”.

Kingtone Information was incorporated in Xi’an in Shaanxi Province as a company limited by stocks on December 28, 2001. When it was incorporated, it had a registered capital of RMB 50 million and its name was Xi’an TechTeam Intelligent Technology Stock Co., Ltd. Kingtone Information increased its registered capital to RMB 56,000,000 on June 16, 2008 and changed its name to the current name on November 5, 2003. Kingtone Information is majority-owned by Mr. Tao Li, our chairman.

In December 2009, we consummated a number of related transactions through which we acquired control of Kingtone Information. Xi’an Softech Co., Ltd. (“Softech”), a company incorporated on November 27, 2009 under the laws of the PRC as a wholly foreign-owned enterprise (“WFOE”), entered into a series of agreements (the “Control Agreements”) with Kingtone Information and the shareholders of Kingtone Information pursuant to which Softech was granted full managerial and economic control over Kingtone Information, effectively rendering Kingtone Information a contractual subsidiary of Softech. We entered into this contractual-control relationship in order to comply with certain PRC regulations relating to the nature and sensitivity of certain aspects of Kingtone Information’s business; namely, its work on PRC government projects. See “Item 4. – Information on the Company – C.  Organizational Structure – Contractual Arrangements with Kingtone Information and Its Respective Shareholders” for further information on these contractual arrangements.

Softech is a wholly-owned subsidiary of Topsky Info-tech Holdings Pte Ltd. (“Topsky”), a company incorporated under the laws of Singapore on November 3, 2009. Topky, in turn, is our wholly-owned subsidiary. We were incorporated under the name ReiZii Capital Management Ltd. in the British Virgin Islands on October 27, 2009 and changed our name to Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) on December 17, 2009.

Xtra Heights Management Ltd. (“Xtra”), which was incorporated in the British Virgin Islands on September 29, 2009, owned 6,806,250 shares of Kingtone Wireless, representing approximately 68.1% of the total issued and outstanding shares of Kingtone Wireless prior to our May 2010 public offering; SCGC Capital Holding Company Limited (“SCGC Capital”), which was incorporated in the British Virgin Islands on November 16, 2006, owned 1,060,714 shares of Kingtone Wireless, representing approximately 10.6% of the total issued and outstanding shares of Kingtone Wireless prior to our May 2010 public offering; Big Leap Enterprises Limited (“Big Leap”), which was incorporated in the British Virgin Islands on October 28, 2009, owns 1,060,714 shares of Kingtone Wireless, representing approximately 10.6% of the total issued and outstanding shares of Kingtone Wireless prior to our May 2010 public offering; Silver Avenue Overseas Inc. (“Silver Avenue”), which was incorporated in the British Virgin Islands on October 28, 2009, owned 972,322 shares of Kingtone Wireless representing, approximately 9.7% of the total issued and outstanding shares of Kingtone Wireless prior to our May 2010 public offering; Millennium Group Inc. (“Millennium”), a California corporation incorporated on June 29, 1994, owned 100,000 shares of Kingtone Wireless representing approximately 1% of the total issued and outstanding shares of Kingtone Wireless prior to our May 2010 public offering. Millennium received such shares in consideration for consulting services provided to Kingtone Information.

In exchange for causing Kingtone Information to enter into the Control Agreements, the shareholders of Kingtone Information received the right to acquire ordinary shares of Kingtone Wireless, through their nominee entities (Xtra, SCGC, Big Leap and Silver Avenue), in the same relative ownership percentage as they held in Kingtone Information prior to our May 2010 public offering and before giving effect to the 100,000 ordinary shares issued to Millennium. As part of the restructuring, certain of the shareholders of Kingtone Information entered into a Call Option Agreement dated as of December 15, 2009 with Xtra and Sha Li, Xtra’s sole shareholder, pursuant to which the shareholders of Kingtone Information are entitled to purchase up to an aggregate of 6,806,250 shares of Kingtone Wireless over time if certain conditions are satisfied. See “Item 4 – Information About the Company – C. Organizational Structure – Call Option Agreements” between Xtra Heights Management Ltd. and Shareholders of Kingtone Information” for further information on the Call Option Agreements. The remaining Kingtone Information shareholders have unwritten understandings with SCGC, Big Leap and Silver Avenue, as applicable, and their respective nominee shareholders, pursuant to which the Kingtone Information shareholders are entitled to purchase up to an aggregate of 3,093,750 of our ordinary shares upon the satisfaction of conditions similar to those set forth in the Call Option Agreements with Xtra.

Xtra is owned by Sha Li, a Singapore resident. However, pursuant to the call options agreements, the beneficial owners of our ordinary shares held by Xtra are as set forth in the table below, which share amounts are equal to each beneficial owner’s respective pro rata equity interest in Kingtone Information:

Name	Relationship to Kingtone Wireless	Shares
Tao Li	Chairman	6,099,107
Peng Zhang	Chief Executive Officer	35,357
Li Wu	Director	107,839
Pengguo Xi	Vice President of Research and Development	35,357
Xianying Chen	Vice President of Application Development	35,357
Wei Pu	Softech employee	102,536
Yu Fan Zhang	Softech employee	88,393
Wei Zhang	Softech employee	88,393
Xiao Bin Zhang	Softech employee	53,036
Wei Wang	Softech employee	37,125
June Ma	Former Chief Technology Officer	35,357
Jian Ping Li	Former Softech employee	88,393

SCGC Capital is owned by Shenzhen Capital (Hong Kong) Company Limited, a Hong Kong company. Big Leap is owned by Xuetao Chen, a PRC resident. Silver Avenue is owned by Hu Gao, a PRC resident. Millennium is owned by Jonathon Mork, a U.S. resident. None of our officers or directors is the beneficial owner of the ordinary shares held of record by SCGC Capital, Big Leap or Silver Avenue.

Corporate Information

Our principal executive offices are loated at 3/F, Area A, Block A, No. 181 South Taibai Road in Xi’an, Shaanxi Province, People’s Republic of China 710065.  Our website is www.kingtoneinfo.com.  We routinely post important information on our website.  The information contained on our website is not a part of this annual report

Our agent for service of process in the United States is Vcorp Services LLC with an address at 20 Robert Pitt Drive, Suite 214, Monsey, NY 10952.

B.  BUSINESS OVERVIEW.

We are a China-based developer and provider of mobile enterprise solutions. Mobile enterprise solutions allow company personnel whose work function requires mobility (as opposed to operating from a single work station) to be connected with enterprise information technology, or IT systems, including Enterprise Asset Management (EAM), Enterprise Resource Planning (ERP), Supply Chain Management (SCM), and Customer Relationship Management (CRM). Our software enables such systems to get extended to personnel in the field using wireless devices such as smart phones, PDAs, cameras, barcode scanners, portable printers, GPS devices, and tablet computers. Mobile enterprise solutions also include custom software applications for specific industries and businesses.

Our mobile enterprise solutions are built on our proprietary core middleware platform consisting of standardized modules. This core middleware platform allows our solutions to seamlessly integrate with our customers’ existing information management systems. The core middleware platform can host an array of standardized and scalable applications developed by us or by others. This structured design allows us to timely and cost-effectively meet our customers’ specific requirements, and to respond to their changing needs.

Mobile enterprise solutions are generally aimed at reducing processing times and facilitating the flow of information among people and systems. Mobile computing allows field workers to communicate and interact more efficiently with their central operations, and vice versa. Enterprises are able to capture more accurate and timely information, and to achieve major reductions in paperwork and administration. Mobile enterprise solutions can be used to put important data in the hands of field workers, thus improving decision-making and productivity in the field. Mobile enterprise solutions improve efficiency in everyday functions including work dispatch, sales, inspections, repairs, deliveries, tracking and scheduling. Mobile enterprise solutions can also be used within factory settings, where wireless data connections are used to improve central control and monitoring of production and automations systems. For example, we designed and implemented a solution for a PRC-based petroleum company that allows plant managers to wirelessly monitor its production lines from off-site or remote locations.

The rollout of 3G wireless networks in China is increasing customer interest in mobile enterprise solutions. The increased bandwidth of 3G enables greater functionality and performance. In addition, touchscreen smart phones and other standard consumer devices that utilize 3G are able to be used for many applications that formerly required costly custom devices. These technology trends are positively affecting our business. We are also working with the three PRC telecom carriers, China Telecom, China Mobile, and China Unicom, on joint marketing and sales efforts to enterprises and government agencies. In addition, we are working with China Telecom to jointly develop and promote a custom, next-generation mobile solution for public safety agencies, including police and fire forces in certain provinces in China.

We typically act as a total solution provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xian, China and sell our products widely throughout China.

Our Industry — Mobile Enterprise Software Industry

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 3G rollout, and increasing demand for wireless applications within working environments.

Information Technology Development in China

Information technology has become an integral part of Chinese society and an important engine of growth for the economy. According to an IDC article dated October 22, 2009, IT spending by the PRC government in 2009 was expected to total RMB 53.65 billion, and is predicted to reach RMB 73.36 billion in 2013. Furthermore, according to an article published by the China Computer Newspaper dated March 3, 2010, government departments and sectors such as transportation, energy, healthcare, and environmental protection are among those with high growth rates in IT investment. IDC states that as the IT hardware market has become more fully developed, the focus of IT investment has gradually shifted from hardware infrastructure to software applications. From 2008 to 2013, the annual compound growth rate of IT hardware is projected to be 5.6%, compared to the annual compound growth rates of software and IT services of 13.2% and 14%, respectively, during the same period, according to IDC.

According to a report dated on November 24, 2010 by MIIT, China’s software industry revenue in the first ten months of 2010 surged to 1.09 trillion, or $160.3 billion, an increase of 29.9% compared to the same period in 2009.  This also represented an increase of over ten times the amount of software industry revenue compared to the same period in 2001, equivalent to an annual growth rate of 38% over the period.

This supports our belief that market acceptance of enterprise mobility applications, solutions and systems usually accelerates when potential customers’ back-end information technology systems are fairly developed and they start to invest in applications. By indentifying sectors with high growth rates of IT investment, we can exploit opportunities to expand our business by capturing the growth in targeted vertical industry markets.

3G Rollout in China

On December 31, 2008, the State Council of the PRC, or the State Council, announced the approval of 3G license issuances to the three telecom operators, namely China Telecom, China Mobile and China Unicom, and the Ministry of Industry and Information Technology (MIIT) officially issued 3G licenses to those entities on January 7, 2009. Third generation wireless standard, or 3G, is a family of standards for mobile telecommunication. 3G communications allow simultaneous use of speech and data services at higher data rates than services developed under prior generation standards.

According to a January 2009 report by CITIC Jiantou Securities, it is estimated that investment in 3G between 2009 and 2011 by the three Chinese telecom carriers will total $44.0 billion. According to the MIIT, the 3G industry is expected to generate RMB 1 trillion, or $146.5 billion, in demand in the next three years. As mobile carriers further invest in applications and content, we believe the demand for enterprise mobile software/middleware will experience significant growth.

According to an article on November 26, 2010 published by China Daily, the MIIT reports that the number of 3G mobile telecommunication users in China reached 38.64 million by the end of October, 2010.  Of those users, approximately 25.38 million were new subscribers in the past year. The MIIT emphasized that China aimed to have 150 million 3G mobile users, while investment in 3G development would hit RMB 400 billion, or $59.7 billion, by 2011.

We believe the issuance of 3G licenses is expected to drive the growth of an enterprise wireless chain comprised of telecommunications service providers/carriers, converged mobile device providers, IT vendors, and software/middleware providers. Mobile software/middleware provides key platforms across which managed enterprise mobility services are deployed. We believe the 3G rollout and the upcoming commercial deployment will both inspire and facilitate new and diversified customer applications for mobile enterprise software.

Mobile Enterprise Solutions in China

We believe that China's enterprise mobility market is experiencing rapid development, driven primarily by the development of the mobile industry. In its January 2008 report, IDC forecasted the enterprise mobility market in China to reach $15.56 billion in 2011 with a forecasted compound annual growth rate of 6.0% from 2007 to 2011.

The growth of mobile enterprise solutions is driven by the demand for increased business efficiencies and new functionalities. In many modern businesses, operations are distributed over a large area, with individual operating elements. Mobile enterprise solutions allow organizations to enable mission-specific field and long-distance information management on a real-time basis. Mobile enterprise solutions consist of packaged, mission-specific and industry-specific applications and software designed especially for enterprise using wireless connectivity.

Enterprise wireless applications can be tailored to meet the specific needs of many industry sectors, such as manufacturing, energy, transportation, logistics, utilities, healthcare, and government agencies (such as police and emergency services). These custom software solutions include production control automation, sales force automation, field force automation, customer relationship management, enterprise resource planning, supply chain management, operations management, inventory management, time and expense, logistics, and other collaborative items.

Wireless enablement for an enterprise and its many activities is now a prominent trend according to the IDC report. With the rapid growth of the domestic economy, improvements in bandwidth, and increased mobility in working environments, enterprises and government agencies are increasing spending on the construction of mobile platforms and applications to extend their functionality outside of stationary locations. Mobile enterprise solutions including mobile middleware software, mobile security software, mobile device management software, and mobile enterprise applications have fueled the growth of both business data and video/voice usage, which are also major driving factors in communication spending.

Our Strengths

We believe the following strengths differentiate us from our competitors:

Proprietary suite of mobile enterprise solutions offerings

We are among the first of Chinese companies to focus predominantly on developing mobile enterprise solutions. Since we began our operations in 2001, we have completed many successful client installations (approximately 140) and have accumulated special knowledge and expertise that has directly resulted in the creation and development of our proprietary adaptable middleware platform, and an array of software applications. A client installation is considered “successful” when we have developed the solutions/systems according to the customer’s contractual specifications and have otherwise fulfilled all other material terms set forth in the sales contract, including installing, configuring and making the solutions/systems operational within the specified time periods. Additionally, to be considered “successful”, a customer must have test run the solutions/systems and indicated its satisfaction by signing the acceptance letter.

We believe our mobile enterprise software is superior in breadth of application. Our middleware platform and software applications can be selectively packaged to create tailored solutions that can be installed on both new systems and existing frameworks.

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2010, we had 97 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

Industry knowledge

We work closely with our customers to build upon our understanding of our customers’ operational processes and requirements. Our sales teams coordinate closely with our development teams to reflect those requirements in our solutions. As a result, our mobile enterprise solutions fit smoothly into our customers’ operations. In addition, our presence in the mobile enterprise solution market since its inception provides us with domain knowledge which we use to help position us for future growth. We are continually receiving feedback from this evolving market to anticipate emerging sectors and future product requirements.

Growing track record

In its January 2008 report, IDC forecasts the enterprise mobility market in China will reach $15.6 billion in 2011. Virtually all businesses and public service operations have the potential to experience efficiencies and new functionalities with mobile enterprise solutions. We have successfully completed projects for clients, such as the Central Government Security Bureau and Beijing Emergency Response Center, from many verticals. These serve as high-profile case studies and enhance our reputation in the marketplace and, thus, provide a key endorsement for the quality and stability of our product offerings. Moreover, by having our main corporate office in Xi’an, China, we have benefited from the continued surge in IT investment by the Western provinces.

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2010, we completed a total of 19 customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

Our Strategy

Seize the opportunity presented by 3G adoption in China

China’s legacy wireless networks (2G, 2.5G and 2.75G) have limited bandwidth and, consequently, limit the functional potential of mobile enterprise applications. Since the issuance of 3G licenses in January 2009, we have been working with wireless telecom carriers on joint marketing initiatives aimed at increasing the enterprise utilization of 3G. Our telecom partners are seeking new revenue streams to offset the diminishing opportunity for voice services, and we are offering solutions to enable wider forms of mobile computing that take advantage of the 3G bandwidth.

Recruit, train and retain engineering professionals

To sustain our high rate of growth, we must continue to add to our technical and business development teams through selective recruiting of university graduates and qualified lateral hires. Once employed, we provide our technical employees with a comprehensive training program to understand our technologies, market and product offerings.

Expand Operations

We purchased a six-story building in Xi’an to house anticipated expansion of our headcount and business activities. This building, which we named “Kingtone Center”, will house our headquarters and development teams, and provide dedicated facilities for customer demonstrations of our products and abilities. We believe Chinese customers have more confidence in the financial strength of businesses that have their own building. We expect the Kingtone Center to have a positive effect on our marketing and expansion activities.

Invest more in research and development to create more successful software products

To keep our competitive edge, we are launching a new research and development program to keep abreast of the latest developments in wireless standards and information management technologies, and to anticipate future customer needs. We also plan to invest in developing new applications for anticipated high-growth, vertical industry markets. Spending will be focused on testing equipment, including laboratories and 3G simulation systems, as well as expendable materials used during experiments. We plan to allocate a large portion of space in our new Kingtone Center facility to house our enlarged development team and increased research and development activities.

Pursue strategic acquisition opportunities

We will from time to time consider acquisitions or alliances that enable us to acquire talented and experienced software development personnel, enhance our technological capabilities and competitive advantages or provide licensing or recurring revenue opportunities, and propel our expansion.

Our Products and Solutions

We use various combinations of our existing middleware software modules, together with custom application software that we develop, to create a complete mobile enterprise software solution. For some customers, we provide the mobile enterprise software solution only. For other customers, we provide a complete wireless system solution, including mobile enterprise software and all hardware (our own plus third party hardware such as servers and wireless devices).

An example of our mobile enterprise software products is an insurance industry application that we developed with China Mobile. Our mobile enterprise software for this application enables an insurance company’s field personnel to receive their dispatch information and do accident reporting and claim processing while in the field. Form data is inputted electronically and high-resolution photos can be collected and filed over wireless, from the accident site. For this application, we provide the software only, while China Mobile provides hardware and the network services.

An example of our complete wireless systems (software and hardware) is a mobile video surveillance system that we developed for the Beijing Emergency Response Center. Using servers and cameras combined with our mobile enterprise software, we provided a complete wireless system that enables the Beijing Emergency Response Center to collect and monitor video from its patrol cars. This system can improve the speed and quality of the emergency response by enabling supervisors to more quickly and completely understand an emergency situation.

Our mobile enterprise software consists of core middleware and a broad array of software applications. Our middleware serves as an intelligent platform that operates on top of our customers’ operating systems and management information systems. Our software applications can be integrated onto our middleware platform as well as attached mobile devices (mobile phones, PDAs, laptops, etc.) to perform essential tasks or extend our customers’ existing applications over wireless communications to fixed or mobile nodes. We have combined elements of both browser/server and client/server frameworks in our software design to allow for both reliable and flexible access by authorized personnel, virtually at anytime and from anywhere.

Core Middleware Platform

Our core middleware platform resides on the customers’ servers. It is comprised of two layers of modules. The General Purpose Layer consists of mandatory software modules required to support the application software plugged into the middleware platform. The Basic Layer modules are also mandatory components that perform basic functions, such as communicating with a variety of hardware and software platforms, computer operating systems, networking and database products, coordinating and synchronizing the tasks performed by our solutions, and adding information security to data transmission.

Software Applications

We have developed two types of software applications that can be selectively overlaid with the middleware to complete a packaged solution, namely, Information and Communication-Technology Converged, or ICT-converged, and Vertical Industry Applications.

ICT-converged applications perform generic functionalities that may be applied across multiple industries. Vertical Industry Applications, on the other hand, are non-generic and perform a specific task required by a particular industry. Both types of applications can reside on converged mobile devices (“Terminal-end Applications”), or on computer servers (“Server-end Applications”). Our Terminal-end Applications work on a variety of mobile devices and mobile operating systems.

In the terminal-end, we have information security, RFID, location-based service, steam media, information exchange, and management and configuration applications. The information security application encrypts or decrypts the information to ensure sensitive or classified information of our vertical industry customers can be transmitted over the public wireless telecommunication network safely. Installed with our RFID application and appropriate chips, a mobile phone can be turned into a RFID reader and writer for faster information input in certain vertical industry customers, such as the police and administration of industry and commerce. Our location-based service application enables a mobile phone to receive information relevant to its location. This application can greatly improve the operating efficiency of the mobile workforce of some of our vertical industry customers’ by pushing timely information to them. Our steam media application turns a mobile phone into a moveable video monitor and collector to facilitate decision-making by delivering live pictures anywhere anytime to the decision-maker. The information exchange application automatically synchronizes information in the mobile phone and in the back-end database.

Our Hardware Products

Portable Video Server. Our portable video server for vehicles or individuals can be integrated into the overall solution or purchased separately to add live mobile video surveillance or transmission functions to our customers’ existing systems.

We design the server, including the breadboard, the layout of internal structures, the specifications of the electronic components, and the I/O specifications. We currently outsource the production of our hardware to third-party manufacturers. We program the embedded software and write the software into the portable video servers. We also program the software loaded on our customers’ central servers to work with our portable video servers. By using our portable video server solution, our customers enjoy higher quality video and experience better transmission compared to the generic webcam solutions available in the marketplace. Many industries and applications require this superior quality.

Tailoring Our Solutions

Our engineers in our internal solution implementation department develop the tailored mobile enterprise solution according to our customer’s requirements. The tailored solution includes our core middleware platform and a selected combination of our software applications, and sometimes hardware we develop ourselves or outsource to third-party vendors. The tailored solution is delivered as a turn-key package.

Research and Development

At September 30, 2010, we had 97 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 31 professionals in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

At September 30, 2010, we had 48 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. At September 30, 2010, we had 18 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 38 professionals in sales and marketing as of September 30, 2010.

To date, we have sold our mobile enterprise solutions to customers in 27 provinces, municipalities and autonomous regions in the PRC. In addition to those in Xi’an and Beijing, we have local sales teams that maintain close contact with our business partners and customers. We ensure that most of our sales and marketing professionals also have a technical background to make them competent for specialized IT sales, such as mobile enterprise solutions. Our sales and marketing professionals are organized into two teams: (i) Vertical Industry Application and (ii) Automation Telematics.

The Vertical Industry Application sales force targets general business and government customers. They work closely with sales professionals at China’s wireless telecommunication carriers (China Telecom, China Mobile and China Unicom), under general cooperation framework agreements to develop new customers. We believe the carriers are motivated to improve their average revenue per user, or APRU, by selling integrated services to enterprise customers. However, they generally lack the ability to develop applications to overlay on their basic data communication network. In most cases, the carriers directly contract with us to provide the wireless application solution. In other cases, we sell directly to our enterprise customers or are engaged as a sub-contract or by other IT companies with the customer relationship.

Our Automation Telematics Application sales team focuses on industrial automation projects. These are mainly factory-specific wireless solutions that enable automated or semi-automated factory production lines, using our proprietary middleware and wireless capability. Automation Telematics utilizes wireless over short distances in a wide variety of usages that enable great automation control and production line monitoring and management. For such projects, typically we are contracted directly by the project owners or sub-contracted by the general contractors to provide automation telematics solutions. In most cases, building our software into large and complex physical systems (such as automated production lines) enables us to make a greater profit than if we sold our software independently.

Sales Process

Our sales process begins by explaining to our potential customers the benefit of our wireless application products to the customer’s particular business. Some companies seek mobile functionality for their sales force, others seek cross-company, real-time networking across all fixed and mobile nodes, while others seek a particular functionality specific to their own trade or business. Our team first seeks to understand each company’s particular needs and then develops a product design proposal. For each project or mandate, we will typically compete against several other companies in an open bid invitation process.

Major Customers

In the years ended September 30, 2010 and 2009, we derived a material portion of our revenues from a small number of customers. In particular, a single customer, Shaanxi Yanchang Petroleum Group, provided approximately $2.2 million and $5.0 million, respectively, of our revenue, representing 15.2% and 44.7%, respectively, of our total annual revenue. The material terms of our two largest contracts with such customers are summarized below.

On October 15, 2008, Kingtone Information entered into an Installation and Construction Subcontract, to act as a subcontractor with The Refine Chemical Company of Shaanxi Yanchang Petroleum Group, as construction party and Shaanxi Chemical Construction Co., Ltd., as general contract party. Pursuant to the agreement, Kingtone Information was subcontracted to contribute to the project named “HuiJiaHe Petroleum Product Adjusting Supply Renovation Instrument and Control System and Control System Full Installation and System Adjusting of Yangzhuanghe Refine Chemical Project System.” The term of the project, as set forth in the agreement, is from October 15, 2008 through January 31, 2009 for a fixed amount payable to Kingtone Information of RMB 21,600,000 (approximately $3.2 million) before the deduction of administrative fees, tax and utility fees (2.5% of the fixed amount). The project was completed and all sums were paid.

On April 30, 2009, Kingtone Information, as the supplier, entered into a Material Purchase Contract with Xi’an Product Petroleum Pipe Transportation Project Management Department of Shaanxi Huajian Yelian, as the purchaser. Pursuant to the agreement, Kingtone Information supplied a series of software and facilities to the purchaser for a total price of RMB12,200,000 (approximately $1.8 million). According to the agreement, Kingtone Information was required to deliver the subject items by June 25, 2009. The agreement has a one-year warranty period. The project was completed and all sums were paid.

In the year ended September 30, 2009, we derived revenue of $1.1 million, or 10.2% of our total revenue, from sales to Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., which is a related party. We did not have any related party revenue in the year ended September 30, 2010.

Competition

The wireless applications software market is currently a highly-fragmented industry with many players offering industry-specific solutions. We compete with a variety of different companies, some of which do not have a proprietary wireless platform and must therefore outsource and/or do more development and testing. Other companies have developed a wireless system for a single application that is not widely adaptable to usages across many industries. We believe one of our competitive advantages is the versatility of our platform, which allows for its application across numerous industries without significant ground-up redevelopment for each customer.

Our main competitors in the wireless application market in China are:

•	International IT consulting and service providers that have a strong foothold in customized enterprise software and information system design and implementation, such as Syclo and Accenture;

•	International mobile enterprise software and solution providers that have a significant presence in China, such as Sybase and CDC Software; and

•
Domestic mobile enterprise solution developers, such as Beijing Silu Innovation Technology Co., Ltd., a mobile application provider that focuses solely on environmental protection areas, and Cyber Technologies (Suzhou) Co., Ltd., a wireless application software and IT service provider that focuses solely on the public securities areas.

We believe we have a superior understanding of our vertical industry markets compared to our international competitors and that our software products have much wider application areas than those of our domestic competitors. We also bring mobile applications to industrial automation management and control, an area in which we believe we have a higher level of sophistication than our competitors.

Intellectual Property

We have registered the following software copyrights, patents and trademarks for our business operations. We believe this intellectual property forms an integral part of our competitive strength.

Patents:

Through Kingtone Information, we have been granted one invention patent by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009. This patent is “wireless video transmission system based on BREW platform”. The patent code is ZL 200710018138.4. We enjoy a 20-year protection period starting from the issuance date of the patent.

We have also applied for a number of invention patents with SIPO. We have received letters of substantive examination of patent for invention application from SIPO, which is the last step before patents can be issued. The following table summarizes these pending patents as of September 30, 2010:

Name of Invention	Application Number	Publication Number	Publication Date
BREW platform based audio-video collection and wireless transmission system	200710018505.0	101159864	April 9, 2008

WINCE platform based audio-video collection and wireless transmission system	200710018506.5	101159865	April 25, 2008

Wireless video transmission system based on Arena platform	200810150745.0	101420597	April 29, 2009

Multilink wireless mobile industrial management and control integrated data transmission system	200810150072.9	101345764	January 14, 2009

Video monitoring information interaction system based on Symbian platform	200810150746.5	101420598	April 29, 2009

We also have applied for a utility model patent with SIPO (application number: 200820228566.X) and have received the notice from SIPO to grant us this patent on September 4, 2009. The name of this utility model invention is “Multi-business Data Collection Equipment”.

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007

RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007

Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008

Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008

Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008

Wireless police affairs system V1.0	2009SR04756	November 10, 2009

Wireless OA system V1.0	2009SR07729	February 25, 2009

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period
联合寻呼	1639871	38*	September 21, 2001 to September 20, 2011
KingTone	3559772	9*	November 28, 2004 to November 27, 2014
KingTone	4392291	42*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020

*	See the footnotes to the table below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application
	7402901	9*	May 18, 2009	June 4, 2009
联合信息	7402911	35*	May 18, 2009	June 4, 2009
联合信息	7402912	37*	May 18, 2009	June 4, 2009
联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
	7402915	41*	May 18, 2009	June 4, 2009
	7402916	45*	May 18, 2009	June 4, 2009

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application
	7402917	35*	May 18, 2009	June 4, 2009
	7402918	37*	May 18, 2009	June 4, 2009
	7402919	42*	May 18, 2009	June 4, 2009
	7402920	38*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402925	41*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402926	45*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402927	37*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402928	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
联合信息	7402930	45*	May 18, 2009	June 4, 2009

* See below for an explanation of each classification number used in the table above.

Classification No. 9:  data processing apparatus, couplers (data processing equipment), computer software (recorded), monitors (computer programs), smart cards (integrated circuit cards), electro-dynamic apparatus for the remote control of signals, alarms, and electric installations for the remote control of industrial operations.

Classification No. 35:  auctioneering, sales promotion for others, marketing analysis, marketing research, import-export agencies, advisory services for business management, business management for franchise, personnel management consultancy, relocation services for businesses, and systemization of information into computer databases.

Classification No. 37:  building construction supervision, electric appliance installation and repair, installation, maintenance and repair of computer hardware, interference suppression in electrical apparatus, machinery installation, maintenance and repair, burglar alarm installation and repair, and telephone installation and repair.

Classification No. 38:  message sending, telephone communication, cellular telephone communication, communications by computer terminals, computer aided transmission of messages and images, electronic mail, information about telecommunication, and providing telecommunications connections to a global computer network.

Classification No. 41:  instruction services, teaching, education information, tuition, arranging and conducting of colloquiums, publication of electronic books and journals on-line, amusements, and vocational guidance.

Classification No. 42:  technical research, studies (technical project), computer software design, updating of computer software, recovery of computer data, computer systems analysis, installation of computer software, computer anti-virus protection, and research and development for others.

Classification No. 45:  security consultancy, monitoring of burglar and security alarms, computer software permit (legal service), factory security inspection, household service security consultancy, copyright management, and baggage examination for safety.

Business Certificates and Qualifications

We have obtained all necessary regulatory certifications to conduct our business, including without limitation, the following: Software Enterprise Recognition Certificate, Computer Information System Integration Qualification Certificate, Construction Enterprise Qualification Certificate, and Security Technology & Protection Enterprise Certificate. We have also been properly certified as a high-tech enterprise and met the ISO 9001:2000 qualification management system.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. We are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us.

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates.

Contractual Arrangements with Kingtone Information and Its Respective Shareholders

Our relationship with Kingtone Information and each of its respective shareholders is governed by a series of contractual arrangements. Some of the businesses in which Kingtone Information is engaged deal with classified government information in China. Current PRC laws and regulations do not allow companies with foreign equity holders to carry out such business activities. If we had a direct or indirect ownership in Kingtone Information, it could materially and adversely affect Kingtone Information’s ability to perform existing contracts and to win future contracts. Therefore, Softech and Kingtone Information entered into the following contractual arrangements to allow us to effectively control Kingtone Information but without violating relevant PRC laws and regulations. Under PRC laws, each of Softech and Kingtone Information is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Softech and Kingtone Information, as applicable, Kingtone Information transfers any and all net profits generated from its operations to Softech. Effective December 15, 2009, Softech entered into several control agreements with Kingtone Information, which agreements are summarized below.

Entrusted Management Agreement

Pursuant to the terms of a certain Entrusted Management Agreement dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the `Entrusted Management Agreement`), Kingtone Information and its shareholders agreed to entrust the operations and management of  its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information's cash flows through an entrusted bank account, is entitled to Kingtone Information's net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement will remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”). Prior to that acquisition, Kingtone Information will continue to own all of its assets. We anticipate that Kingtone Information will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Softech.

Exclusive Technology Service Agreement

Pursuant to the terms of a certain Exclusive Technology Service Agreement dated December 15, 2009 between Kingtone Information and Softech (“the Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agreed to pay Softech all fees payable for technologies services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agreed that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of a certain Shareholders’ Voting Proxy Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appointed Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agreed that it shall maintain a board of directors the composition of which will be the members of the board of directors of Kingtone Wireless, except those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement dated December 15, 2009 among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, current PRC law does not allow foreigners to hold equity interests in a PRC entity that engages in business dealings with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or by 30 days written notice by Softech.

Equity Pledge Agreement

Pursuant to the terms of a certain Equity Pledge Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Pledge Agreement”), the shareholders of Kingtone Information pledged all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of Softech's rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Service Agreement, the Shareholders’ Voting Proxy Agreement and the Exclusive Option Agreement. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Softech's prior written consent. The Pledge Agreement may be terminated only upon the written agreement of the parties.

Call Option Agreements between Xtra Heights Management Ltd. and Certain Shareholders of Kingtone Information

In connection with our December 2009 reorganization, twelve individual shareholders (listed below) of Kingtone Information (individually a “Purchaser” and collectively the “Purchasers”) each entered into a Call Option Agreement (collectively the “Call Option Agreements”) with Xtra and its sole shareholder Sha Li (collectively the “Seller”) dated as of December 15, 2009. Pursuant to the terms and conditions of the Call Option Agreements, the Purchasers are entitled to purchase up to an aggregate of 6,806,250 ordinary shares of our company from the Seller at a price of $0.001 per share. Specifically, (i) if the Purchasers enter into an employment agreement to serve for Softech for a term of not less than five years, the Purchasers are entitled to purchase up to 3,403,125 ordinary shares from the Seller; (ii) if Softech achieves not less than $500,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2010, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; (iii) if Softech achieves not less than $1,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2011, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; and (iv) if Softech achieves not less than $2,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2012, the Purchasers are entitled to purchase up to 680,625 ordinary shares from the Seller. Under the Call Option Agreements, the Seller also irrevocably appoints each corresponding Purchaser with the exclusive right to exercise, on its behalf, all of the voting rights of the Seller’s shares. Additionally, the Call Option Agreements grant the Purchasers the right to all distributions made by us, including without limitation, dividends, in respect of the Seller’s shares.

The Purchasers entered into the Call Option Agreements upon terms substantially similar to the terms set forth in that certain Term Sheet, dated October 27, 2009, between the Purchasers and Ms. Sha Li.

The twelve Purchasers are (i) Tao Li, our chairman, (ii) Peng Zhang, our chief executive officer, (iii) Li Wu, a member of our board of directors and our former chief financial officer, (iv) Jun Ma, our former chief technology officer, (v) Pengguo Xi, our vice president of research and development, (vi) Xianying Chen, our vice president of application development, and (vii) Jian Ping Li, Wei Pu, Wei Wang, Wei Zhang, Xiao Bin Zhang, and Yu Fan Zhang, all of whom are employees of Softech.

D.  PROPERTY, PLANTS AND EQUIPMENT

We operate out of the office located at 3/F, Area A, Block A, No. 181 South Taibai Road in Xi’an. We own our office space, which covers a floor space of 3,022.94 square meters.

Our Beijing branch office is located at Room 2208 and 2209 at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a floor space of 184.81 square meters. Our chairman Mr. Tao Li owns this space. We pay no consideration for the use of this space.

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. We have paid the entire purchase price and obtained both the property ownership certificate and land ownership certificate from the provincial government. We are now in the interior design phase of refurbishing the Kingtone Center. The building will house over 500 employees in three years as business expands with an upgraded research & development center and a centralized customer support center. It will also assist sales and marketing with showrooms for demo applications.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such our anticipated growth strategy, our plans to recruit more employees, our plans to invest in research and development to enhance our product or service lines, our future business development, results of operations and financial condition, expected changes in our net revenues and certain cost or expense items, our ability to attract and retain customers, trends and competition in the enterprise mobile software application market, and the factors set forth elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. In light of those risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. You should not place undue reliance on the forward-looking statements contained in this report.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by U.S. federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Further, the information about our intentions contained in this report is a statement of our intention as of the date of this report and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices and our assumptions as of such date.  We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

Unless the context otherwise requires, all references to (i) “PRC” and “China” are to the People’s Republic of China; (ii) “U.S. dollar,” “$” and “US$” are to United States dollars; and (iii) “RMB”, “Yuan” and Renminbi are to the currency of the PRC or China.

Overview

Kingtone Wireless was incorporated on October 27, 2009 under the laws of the British Virgin Islands and acts as a holding company. We conduct substantially all of our operations through our contractually-controlled PRC entity, Kingtone Information, which focuses on developing mobile enterprise solutions in China. We provide a suite of applications that enable mission-specific field and long-distance information management in wireless environments.

Kingtone Information commenced its current line of business in 2001 as an industrial automation management and control software system developer. We subsequently developed a core middleware platform consisting of standardized modules. This core middleware platform allows our solutions to seamlessly integrate with our customers’ existing information management systems. The core middleware platform can host an array of standardized and scalable applications developed by us. This structured design allows us to timely and cost-effectively meet our customers’ specific requirements and respond to their operational changes. Customized packages of our middleware platform and applications are marketed as tailored solutions to business and government customers of all kinds.

Due to the recent deployment of 3G telecommunication networks in China, demand for wireless enterprise application solutions has grown exponentially. We believe we are well positioned to capitalize on this market trend to further expand our market share and grow our revenue and profits.  Please see “Item 5 – Operating and Financial Review and Prospects – D. Trend Information” for more information in this regard.

Background

In December 2009, through one of our subsidiaries, we entered into a series of agreements with Kingtone Information, establishing Kingtone Information as our contractually-controlled variable interest entity, or VIE. Kingtone Information was formed on December 28, 2001 and its financial statements are presented on a fiscal year-end September 30 basis. In March 2010, we changed our fiscal year-end from November 30 to September 30, so we have the same fiscal year end with Kingtone Information. Although we are filing this transition report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 to reflect our change of fiscal year, Kingtone Wireless had no operations other than those of its VIE, Kingtone Information, from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of income and comprehensive income and cash flows for the years ended November 30, 2009 and 2008 included Kingtone Information for the years ended September 30, 2009 and 2008. Therefore we are presenting our consolidated and combined statements of income and comprehensive income and cash flows for the years ended September 30, 2010, 2009 and 2008 instead of for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008.

Results of Operations for the fiscal year ended September 30, 2010 compared to fiscal year ended September 30, 2009.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30
	2010		2009		Changes
	($ in Thousands, Except per Share Data)
Revenue	$14,506	100.0%	$11,240	100.0%	29.1%
Cost of sales	2,352	16.2%	3,894	34.6%	-39.6%
Gross profit	12,154	83.8%	7,346	65.4%	65.5%
Operating expenses
Selling and marketing expenses	341	2.4%	350	3.1%	-2.6%
General and administrative expenses	1,635	11.3%	537	4.8%	204.5%
Research and development expense	179	1.2%	139	1.2%	28.8%
Total operating expenses	2,155	14.9%	1,026	9.1%	110.0%
Income from operations	9,999	68.9%	6,320	56.2%	58.2%
Other income (expense)
Subsidy income	44	0.3%	307	2.7%	-85.7%
Interest expense	(218)	-1.5%	(340)	-3.0%	-35.9%
Other income (expense)	20	0.1%	(55)	0.5%	-136.4%
Total other income (expense)	(154)	-1.1%	(88)	-0.8%	74.6%
Income before income tax expenses	9,845	67.9%	6,232	55.4%	58.0%
Income tax expenses	1,608	11.1%	935	8.3%	72.0%
Net income	$8,237	56.8%	$5,297	47.1%	55.5%
Other comprehensive income
Foreign currency translation gain	598	4.1%	22	0.2%	2,618.2%
Comprehensive income	$8,835	60.9%	$5,319	47.3%	66.1%
Net earnings per ordinary share:
Basic and Diluted	$0.71		$0.53		34.9%
Weighted average number of ordinary shares outstanding	11,527,473		10,000,000		15.3%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.
	For the Years Ended September 30
	2010		2009		Changes
	($ in Thousands, Except per Share Data)
Revenue
Software	$11,272	77.7%	$5,170	46.0%	118.0%
Wireless system solutions	3,234	22.3%	6,070	54.0%	-46.7%
Total Revenue	14,506	100.0%	11,240	100.0%	29.1%
Cost of Sales
Software	903	38.4%	476	12.2%	89.7%
Wireless system solutions	1,449	61.6%	3,418	87.8%	-57. 6%
Total Cost of Sales	2,352	100.0%	3,894	100.0%	-39.6%
Goss Profit
Software	10,369	85.3%	4,694	63.9%	120.9%
Wireless system solutions	1,785	14.7%	2,652	36.1%	-32.7%
Total Gross Profit	12,154	100.0%	7,346	100.0%	65.5%
Gross Margin
Software		92.0%		90.8%
Wireless system solutions		55.2%		43.7%
Blended Gross Margin		83.8%		65.4%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for varies public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the past two years, we have experienced rapid growth and significantly expanded our business. Our revenue grew by 29.1% to approximately $14.5 million in the year ended September 30, 2010 from approximately $11.2 million in the year ended September 30, 2009.

Our revenue from software solution sales grew by 118.0% to approximately $11.3 million in the year ended September 30, 2010 from approximately $5.2 million in the year ended September 30, 2009. As a percentage of total revenue, software solution sales grew from 46.0% to 77.7%. The significant growth of our software solution revenue was mainly driven by increased sales of mobile enterprise applications to police and emergency agencies in new geographic areas.

Our revenue from wireless system solution sales decreased by 46.7% to approximately $3.2 million in the year ended September 30, 2010 from approximately $6.1 million in the year ended September 30, 2009. This decrease was driven primarily by two factors: (i) we had smaller contract value and less recognizable revenue with one existing customer in the oil refinery industry, Shaanxi Yanchang Petroleum (Group) CO., LTD (“Yanchang”), even though the number of contracts with its different subsidiaries have increased, and (ii) in the prior year, we completed two related party transactions with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Techteam”).  See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”. Without the $1.1 million revenue from these two related party transactions from the prior year, the third-party revenue from wireless system solution sales decreased 34.3% from a year ago even though there were more contracts with smaller amounts completed in the year ended September 30, 2010. As a percentage of total revenue, wireless system solution revenue decreased from 54.0% to 22.3% of our total revenue.

In the year ended September 30, 2010, approximately $2.2 million of our total revenue was derived from seven contracts with Yanchang, representing 15.2% of our total revenue, or 68.0% of our wireless system solution revenue. In the year ended September 30, 2009, approximately $5.0 million of our revenue was derived from four contracts with Yanchang, representing 44.7% of our total revenue, including approximately $0.8 million in revenue from one contract in software sales, representing 15.4% of our software revenue, and approximately $4.2 million in revenue from three contracts in wireless system solution sales, representing 69.6% of our wireless system solution revenue.

In the year ended September 30, 2009, we derived approximately $1.1 million of our total revenue from two contracts with Techteam, an indirect subsidiary of China Green Agriculture, Inc. (“CGA”), a company that is majority-owned by Mr. Tao Li, our chairman, and whose chairman, president and chief executive officer is Mr. Li. This revenue represented 10.2% of our total revenue and 18.9% of our revenue from wireless system solutions sales in the year ended September 30, 2009. In the year ended September 30, 2010, we did not have any sales to such related parties

Cost of Sales

Our cost of sales decreased by 39.6% to approximately $2.4 million in the year ended September 30, 2010 from approximately $3.9 million in the year ended September 30, 2009. The decrease in our cost of sales was largely due to the decrease in revenue from higher-cost wireless system solutions. As a percentage of our total revenues, our cost of sales decreased to 16.2% of revenues in the year ended September 30, 2010 from 34.6% of our total revenues in the year ended September 30, 2009.

Cost of sales for software increased by 89.7% to approximately $0.9 million in the year ended September 30, 2010 from approximately $0.5 million in the year ended September 30, 2009, representing 38.4% and 12.2% of our total cost of sales and 8.0% and 9.2% of our software revenue in the fiscal years ended September 30, 2010 and 2009, respectively. Cost of sales for wireless system solutions decreased by 57.6% to approximately $1.4 million in the year ended September 30, 2010 from approximately $3.4 million in the year ended September 30, 2009, representing 61.6% and 87.8% of total cost of sales and 44.8% and 56.3% of wireless system solution revenues in the fiscal years ended September 2010 and 2009, respectively.

Gross Margin

Our total gross profit increased by 65.5% to approximately $12.2 million in the year ended September 30, 2010 from approximately $7.3 million in the year ended September 30, 2009. Our total gross margin was 83.8% and 65.4% in the years ended September 30, 2010 and 2009, respectively. The improvement in our gross margin was mainly caused by a favorable shift in our product/service mix in fiscal 2010 as we increased the proportion of our total revenue derived from higher-margin software solution sales.

Our gross margin for software solution sales increased by 120.9% to approximately $10.4 million in the year ended September 30, 2010 from approximately $4.7 million in the year ended September 30, 2009. Our gross margin for software solutions sales increased to 92.0% in the year ended September 30, 2010 from 90.8% in the year ended September 30, 2009. This increase of gross margin was primarily due to the adaptability of our existing platform which we can configure and tailor without significant additional expenditure.

Our gross profit for wireless system solution sales decreased by 32.7% to approximately $1.8 million in the year ended September 30, 2010 from approximately $2.7 million in the year ended September 30, 2009. Our gross margin for wireless system solution sales increased to 55.2% in the year ended September 30, 2010 from 43.7% in the year ended September 30, 2009. The increase in gross margin was mainly attributable to a shift in our business strategy to use less purchased hardware in our wireless system solution sales in fiscal 2010.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 2.6% to approximately $0.34 million in fiscal 2010 from approximately $0.35 million in fiscal 2009, and represented 2.4% and 3.1% of our revenue for the years ended September 30, 2010 and 2009, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses.

Although our revenue increased significantly from fiscal year 2009 to fiscal year 2010, our selling and marketing expenses remained flat because our sales and marketing team improved their efficiency while remaining roughly the same size. We expect our selling and marketing expenses to increase in the near future as we increase our business development efforts, hire additional sales personnel, target additional customers and initiate additional marketing programs to further build our brand. However, we expect our selling and marketing expenses as a percentage of revenue to decrease because we believe our revenue will grow at a faster pace.

General and Administrative Expenses

Our general and administrative expenses increased by 204.5% to approximately $1.6 million in fiscal 2010 from approximately $0.54 million in fiscal 2009, and represented 11.3% and 4.8% of our revenue for the years ended September 30, 2010 and 2009, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. We expect our general and administrative expenses to increase significantly from the year ended September 30, 2010 level as we will incur our first full year of costs to comply with the requirements imposed on a public company in the U.S. and we expect to incur costs to conduct financing and investor relations activities. As a percentage of revenue, we expect our general and administrative expenses in fiscal 2011 to remain at about the same level as in the year ended September 30, 2010.

Research and Development Expenses

Our research and development expenses increased 28.8% to approximately $0.18 million in fiscal 2010 from approximately $0.14 million in fiscal 2009, and represented 1.2% of our revenue for both of the years ended September 30, 2010 and 2009. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities, and depreciation and amortization expenses relating to our research and development center. We plan to increase the size of our research and development team and have budgeted a significant portion of our projected cash flow during the near future and a portion of the proceeds from the May 2010 public offering of our American Depositary Shares, or ADSs, for developing new software solutions, as well as to better equip our research and development center to maintain our technological edge in our industry. Therefore, we expect our research and development expenses will increase in both dollar amount and as a percentage of our revenue.

Income from Operations

Income from operations grew 58.2% to approximately $10.0 million in the year ended September 30, 2010 from approximately $6.3 million in the year ended September 30, 2009. The growth of income from operations was mainly attributed to the growth in our revenue.

Net Income

Net income grew by 55.5% to approximately $8.2 million in the year ended September 30, 2010 from approximately $5.3 million in the year ended September 30, 2009. The growth of net income was mainly attributed to the growth in our revenue.

Results of Operations for the fiscal years ended September 30, 2009 compared to fiscal year ended September 30, 2008.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the years ended September 30,
	2009		2008		Variance (%)
	( $ in thousands, except per share data)

Revenues	$11,240	100.0%	$4,286	100.0%	162.2%
Cost of sales	3,894	34.6%	1,621	37.8%	140.2%
Gross profit	7,346	65.4%	2,665	62.2%	175.6%

Operating expenses
Selling and marketing expenses	350	3.1%	301	7.0%	16.3%
General and administrative expenses	537	4.8%	355	8.3%	51.3%
Research and development expenses	139	1.24%	79	1.84%	75.9%
Totoal operating expenses	1,026	9.1%	735	17.1%	39.6%
Income from operations	6,320	56.2%	1,930	45.0%	227.5%

Other income (expense)
Subsidy income	307	2.7%	163	3.8%	88.3%
Interest expense	(340)	-3.0%	(531)	-12.4%	-36.0%
Other income (expense)	(55)	-0.5%	(356)	-8.3%	-84.6%
Total other income (expense)	(88)	-0.8%	(724)	-16.9%	-87.8%
Income before income tax expenses	6,232	55.4%	1,206	28.1%	416.7%
Income tax expenses	935	8.3%	191	4.5%	389.5%
Net income	$5,297	47.1%	$1,015	23.7%	421.9%
Other comprehensive income
Foreign currency translation gain	22	0.2%	544	12.7%	-96.0%
Comprehensive income	$5,319	47.3%	$1,559	36.4%	241.2%

Earnings per common share:
Basic and Diluted	$0.53		$0.10		430.0%

Weighted average number of ordinary shares outstanding
Basic and Diluted	10,000,000		10,000,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For years ended September 30,
	2009		2008		changes
	($ in thousands, except per share data)
Revenue
Software	$5,170	46.0%	$987	23.0%	423.8%
Wireless system solution	6,070	54.0%	3,299	77.0%	84.0%
Total revenue	11,240	100.0%	4,286	100.0%	162.2%

Cost of Sales
Software	476	12.2%	183	11.3%	160.1%
Wireless system solution	3,418	87.8%	1,438	88.7%	137.7%
Total cost of sales	3,894	100.0%	1,621	100.0%	140.2%

Gross Margin
Software	4,694	63.9%	804	30.2%	483.8%
Wireless system solution	2,652	36.1%	1,861	69.8%	42.5%
Total gross margin	7,346	100.0%	2,665	100.0%	175.6%

Gross Margin Percentage
Software		90.8%		81.5%
Wireless system solution		43.7%		56.4%
Blended gross margin percentage		65.4%		62.2%

Revenue

Our revenue grew by 162.2% to approximately $11.2 million in the year ended September 30, 2009 from approximately $4.3 million in the year ended September 30, 2008. Excluding a related party transaction, our revenues grew to $10.1 million in the year ended September 30, 2009.

Our revenue from software solution sales grew by 423.8% to approximately $5.2 million in the year ended September 30, 2009 from approximately $1.0 million in the year ended September 30, 2008. As a percentage of total revenue, software solution sales revenue grew from 23% to 46%. The significant growth of our software solution revenue was mainly driven by accelerated adoption of mobile enterprises applications by our government agency customers and general business customers.

Our revenue from wireless system solution sales grew by 84% to approximately $6.1 million in the year ended September 30, 2009 from approximately $3.3 million in the year ended September 30, 2008. This growth was driven by growing mobile application demand from our industrial automation customers and demand for our portal mobile video server system solutions. As a percentage of total revenue, wireless system solution revenue decreased from 77% to 54% of our total revenue.

In the year ended September 30, 2009, approximately $5.0 million in revenue was derived from Yanchang, representing 44.7% of our total revenue, including approximately $0.8 million revenue from one contract with Yanchang in software sales, representing 15.4% of our software revenue, and approximately $4.2 million revenue from three contracts with Yanchang in wireless system solution sales, representing 69.6% of our wireless system solution revenue. In the year ended September 30, 2008, approximately $2.4 million of our total revenue was derived from one contract with Yanchang, representing 57% of our total revenue, including 0% of our software revenue and 74% of our wireless system solution revenue.

In the year ended September 30, 2009, we derived approximately $1.1 million of our total revenue from two contracts with Techteam. This revenue represented 10.2% of our total revenue and 18.9% of our revenue from wireless system solutions sales. In the year ended September 30, 2008, we did not have any sales to related parties.

Cost of Sales

Our cost of sales increased by 140.2% to approximately $3.9 million in the year ended September 30, 2009 from approximately $1.6 million in the year ended September 30, 2008. The growth in our cost of sales was driven by the growth of our revenue. As a percentage of our revenues, our cost of sales decreased to 34.6% of revenues in the year ended September 30, 2009 from 37.8% of revenues in the year ended September 30, 2008.

Cost of sales for software increased by 160.1% to approximately $0.5 million in the year ended September 30, 2009 from approximately $0.2 million in the year ended September 30, 2008, representing 12.2% and 11.3% of our total cost of sales and 9.2% and 18.5% of our software revenue in the fiscal years ended September 2009 and 2008, respectively. Our software is developed out of our core wireless application software platform with limited secondary development efforts. As a result, the growth of software cost of sales was significantly less than the growth of software revenue.

Cost of sales for wireless system solutions increased by 137.7% to approximately $3.4 million in the year ended September 30, 2009 from approximately $1.4 million in the year ended September 30, 2008, representing 87.8% and 88.7% of total cost of sales and 56.3% and 43.6% of wireless system solutions in the fiscal years ended September 30, 2009 and 2008, respectively.

Gross Margin

Our total gross margin increased by 175.6% to approximately $7.3 million in the year ended September 30, 2009 from approximately $2.7 million in the year ended September 30, 2008. Our blended gross margin percentage was 65.4% and 62.2% in the years ended September 30, 2009 and 2008, respectively. The improvement in our blended gross margin percentage was mainly caused by our increased gross margin percentage in, and our proportion of revenue from, our software solution sales in fiscal 2009, which was partially offset by the decreased gross margin percentage in our wireless system solution sales.

Our gross margin for software sales increased by 483.8% to approximately $4.7 million in the year ended September 30, 2009 from approximately $0.8 million in the year ended September 30, 2008. Our gross margin percentage for software solutions sales increased to 90.8% in the year ended September 30, 2009 from 81.5% in the year ended September 30, 2008. This increase of gross margin percentage was primarily due to the adaptability of our existing platform which we can configure and tailor without significant additional expenditure.

Our gross margin for wireless system sales increased by 42.5% to approximately $2.7 million in the year ended September 30, 2009 from approximately $1.9 million in the year ended September 30, 2008. Our gross margin percentage for wireless system solution sales decreased to 43.7% in the year ended September 30, 2009 from 56.4% in the year ended September 30, 2008. The decrease in gross margin percentage was mainly attributable to the higher portion of purchased hardware included in our wireless system sales in fiscal 2009.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 16.3% to approximately $0.35 million in fiscal 2009 from approximately $0.3 million in fiscal 2008, and represented 3.1% and 7.0% of our revenue for the years ended September 30, 2009 and 2008, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 51.3% to approximately $0.54 million in fiscal 2009from approximately $0.36 million in fiscal 2008, and represented 4.8% and 8.3% of our revenue for the years ended September 30, 2009 and 2008, respectively.

Research and Development Expenses

Our research and development expenses increased 75.9% to approximately $0.14 million in fiscal 2009 from approximately $0.08 million in fiscal 2008, and represented 1.2% and 1.8% of our revenue for the years ended September 30, 2009 and 2008, respectively.

Income from Operations

Income from operations grew 227.5% to approximately $6.3 million in the year ended September 30, 2009 from approximately $1.9 million in the year ended September 30, 2008. The growth of income from operations was mainly attributed to the growth in our revenue.

Net Income

Net income grew by 421.9% to approximately $5.3 million in the year ended September 30, 2009 from approximately $1.0 million in the year ended September 30, 2008. The growth of net income was mainly attributed to the growth in our revenue.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2010, we had a working capital of approximately $18.5 million, including cash of approximately $14.9 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2010	2009	2008
	($ in Thousands)
Net cash provided by operating activities	$4,301	$4,000	$81
Net cash used in investing activities	(308)	(12,210)	(644)
Net cash provided by financing activities	10,318	8,545	563
Effect of exchange rate fluctuation on cash and cash equivalents	254	—	2
Net increase in cash and cash equivalents	14,565	335	2
Cash and cash equivalents, beginning of year	344	9	7
Cash and cash equivalents, end of year	14,909	344	9

Operating Activities

Net cash provided by operating activities was approximately $4.3 million for the year ended September 30, 2010 as compared to approximately $4.0 million for the year ended September 30, 2009.  In fiscal 2010 had an increase in accounts receivable and unbilled revenue of approximately $4.9 million, which was largely offset by an increase in net income and tax payables.  Net cash provided by operating activities was approximately $0.1 million for the year ended September 30, 2008.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2010 was approximately $0.31 million as compared to net cash used in investing activities of approximately $12.2 million for the year ended September 30, 2009. The cash used in investing activities in fiscal year 2009 was mainly attributable to an increase in property and equipment purchases.  Net cash used in investing activities for the year ended September 30, 2008 was approximately $0.6 million.

Financing Activities

Net cash provided by financing activities for the year ended September 30, 2010 totaled approximately $10.3 million as compared to net cash provided by financing activities of approximately $8.5 million for the year ended September 30, 2009. The cash provided by financing activities for the year ended September 30, 2010 was mainly attributable to the proceeds we received from our initial public offering in May 2010.  The cash provided by financing activities for the year ended September 30, 2009 was mainly attributable to loan proceeds we received from related parties. Net cash provided by financing activities for the year ended September 30, 2008 totaled approximately $0.6 million.

As a result of the total cash activities, our net cash increased approximately $14.6 million from September 30, 2009 to September 30, 2010. We believe that our cash flow generated from our ongoing operating activities in addition to our public offering should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. However, if we need to raise capital for further significant acquisitions or expansions, there can be no assurance that we will be successful in obtaining any such debt or equity financing or that the terms of such financing will be favorable to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Also, our PRC subsidiaries must file the board resolutions authorizing the payment of dividends, the capital verification report of our PRC subsidiaries, the audit report issued by the certified public accountant company and other required materials to the banks entrusted by the local foreign exchange bureau for the examination of the remittance of the dividend. Our PRC subsidiaries can only remit dividends to us after passing the examination. Such examination requirement may limit our PRC subsidiaries’ ability to pay dividends to us which may limit our ability to pay dividends to our shareholders. If we are unable to pay dividends to our shareholders, our ability to secure equity financing in the future may be adversely affected.

Contractual Obligations

As of September 30, 2009, we had a one-year short-term loan due to Xi’an Commercial Bank in the approximate principal amount of $3.4 million with an initial monthly interest rate of 0.6638%, adjustable in line with the basic interest rate announced by the People’s Bank of China (PBOC). This loan is guaranteed by Xi’an Hightech Agricultural Co., Ltd. and Mr. Tao Li, our chairman, and is secured by two land use rights owned by Xi’an Yuansheng Enterprise Co., Ltd., an unrelated party, valued at RMB 114.71 million, or approximately $16.78 million. As of September 30, 2010, we had no short-term loans outstanding.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expense incurred as a result of short-term bank loans maturing within 12 months. We have not used any derivative financial instruments to manage our interest risk exposure. We carry refinancing risk related to short-term interest-bearing loans. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.6 million, $0.02 million and $0.54 million as of September 30, 2010, 2009 and 2008,  respectively. We translated balance sheet amounts with the exception of equity at September 30, 2010, 2009 and 2008 at RMB 6.6981, RMB 6.8376 and RMB 6.8551 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2010, 2009 and 2008 were RMB 6.8214, RMB 6.8452 and RMB 7.1106 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

The PRC government imposes strict restrictions on PRC resident companies regarding converting RMB into foreign currencies and vice versa under capital account transactions, such as receiving equity investments from outside of the PRC, making equity investments outside of the PRC, borrowing money from or lending money outside of the PRC, and repaying debt or remitting liquidated assets and/or accumulated profits outside of the PRC. These transactions have to be approved by the relevant PRC government authorities, including but not limited to the commerce bureau, the tax bureau and the State Administration of Foreign Exchange, or SAFE, and have to be conducted at banks entrusted by the local SAFE branch. Kingtone Information has not conducted any foreign currency transactions during prior fiscal years since its inception. Softech was recently established and had not conducted any foreign currency transactions except for converting a relevantly small amount of foreign currency into RMB as registered capital pursuant to PRC regulations. In anticipation of this offering, we will invest or lend the proceeds as equity or loans into our PRC subsidiaries. As our business continues to grow, we may need to continuously finance our PRC subsidiaries by raising capital from outside of the PRC. The restriction on converting RMB into foreign currencies, and vice versa, may limit our ability to use capital resources from outside of the PRC. Such restrictions may also limit our ability to remit profits from our PRC subsidiaries outside of the PRC, therefore potentially limiting our ability to pay dividends to our shareholders. In addition, such restrictions will limit our ability to freely transfer temporary excess cash in our or our subsidiaries’ bank accounts in and out of the PRC, therefore limiting our ability to conduct cross-border cash management activities to optimize the utilization of our cash.

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

Critical Accounting Policies

We prepare our financial statements in conformity with the accounting principles generally accepted in the United States of America, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated and combined financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements and should be read in conjunction with our consolidated and combined financial statements and other disclosures included in this annual report.

Revenue Recognition

Revenues consist primarily of sales of wireless system solutions and software solutions with support contracts. We recognize revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonably assured, (3) the fee is fixed or determinable, and (4) collectability is probable.

We generally provide wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods range from two months to approximately two years in length. We recognize income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the ASC No. 605-35, “Construction-Type and Certain Production-Type Contracts” and ASC No.985-605, “Software-revenue recognition”.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, we follow ASC No. 605-35. We will recognize as revenues costs associated with unapproved change orders  or claims to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, we have not experienced significant unapproved change orders in the past.

The software contracts generally provide for post-contract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in ASC No. 985-605-25-71 as follows:

•	PCS is included in the total contract price;

•	PCS is for one year or less;

•	estimated costs are insignificant;

•	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent; and

•	the contract does not include any service elements that are accounted for separately.

All other services are provided under separate agreements and fee arrangements and the related revenue is recognized over the period the services are provided.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date.

We present all sales revenue net of a value-added tax (“VAT”) or a sales tax.

Cost of sales.  When the criteria for revenue recognition have been met, costs incurred are recognized as cost of sales. Cost of sales (exclusive of depreciation and amortization) primarily includes the cost of the hardware purchased from the third parties, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories consist of raw materials, finished goods, and work-in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

Where there is evidence that the market value of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, a provision is accrued for the difference with charges to cost of goods sold.

Share-based compensation

Share options granted to employees and independent directors are accounted for under ASC 718, "Share-Based Payment". In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. All grants of share options to employees classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Company has elected to recognize compensation expenses using the Black-Scholes-Merton (BSM) option-pricing model estimated at the grant date based on the award’s fair value and is recognized as expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method).

Restricted stock units (RSUs) are measured based on the fair market values of the underlying stock on the dates of grant. Shares are issued on the vesting dates net of the statutory withholding requirements to be paid by us on behalf of our employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding. Also, the Company recognizes stock-based compensation using the graded vesting attribution method.

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, "Equity based" payment to non-employees. For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

Impairment of long-lived assets

The Company applies the Accounting Standards Codification (“ASC”) No. 360-10 “Property, plant and equipment”, ASC NO. 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no events or changes in circumstances that necessitated a review of impairment of long-lived assets as of September 30, 2010 and November 30, 2009.

Recently Issued Accounting Standards

In July 2010, the FASB issued Accounting Standards Update 2010-20 which amended “Receivables” (Topic 310). ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company is currently assessing its implementation of this new guidance, but does not expect a material impact on the Company’s consolidated and combined financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“ASC Topic 855”), which is effective for interim or annual financial periods ending after June 15, 2009. ASC Topic 855 establishes general standards of accounting and disclosure of events that occur after the balance sheet but before financial statements are issued or are available to be issued. However, since the Company is a public entity, management is required to evaluate subsequent events through the date that financial statements are issued and disclose the date through which subsequent events have been evaluated, as well as the date the financial statements were issued. ASC Topic 855 was adopted since its interim period ended June 30, 2009.

In February 2010, the FASB issued ASU No. 2010-09 which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. This amendment shall be applied prospectively for interim or annual financial periods ending after June 15, 2010. Management does not believe the adoption will have a material effect on the Company’s financial statements.

During 2009 and 2010, the FASB has issued several ASU’s – ASU No. 2009-02 through ASU No. 2010-13. Except for ASU’s No. 2010-09 and ASU’s No. 2010-20 discussed above, the ASU’s entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore have minimal, if any, impact on the Company.

B.  LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference.   In the years ending September 30, 2010, 2009 and 2008, we spent $179,000, $139,000 and $79,000, respectively, on research and development activities.

D. TREND INFORMATION.

China Outlook

In November 2008, China unveiled a stimulus package estimated at RMB 4 trillion, or $570 billion, which will be spent over a two-year span to finance programs in ten major areas, such as low-income housing, rural infrastructure, water, electricity, transportation, the environment, technological innovation and rebuilding from several disasters, most notably the May 12, 2008 earthquake in Sichuan province.  We believe China’s recent stimulus package is likely to contribute to our growth and the growth of our customers in the future. Pursuant to this stimulus package, over $42 billion will be invested in the expansion of 4G technology in China. According to the plans of the PRC central government, China is to deploy 4G service by 2012.  The 4G technology will be focused on the open-architecture convergence of multiple wireless standards including TD-SCDMA, TD-OFDMA and other air interfaces.

Industry and Market Outlook

China launched the "Sensing China" program with approximately $80 billion budgeted for research, development and standardization of next generation wireless, mobile and sensor technologies for the China markets. China is rolling out the 3G networks nationwide. However, 3G is not a long-term strategy of China.  Rather, based on the central government’s strategic order, all mobile operators have been instructed to prepare for a smooth transition to 4G by 2012. China’s 4G technology is fully focused on the converged solutions of 3G, LTE, WiFi and WiMax, etc.

Top Line Growth Drivers

We believe that the following are the primary drivers of our top line growth:

•
As of September 30, 2010, our uncompleted project base was RMB10.4 million (approximately $1.5 million), including RMB 0.7 million (approximately $0.1 million) of software license revenue and RMB 9.6 million (approximately $1.4 million) of wireless system solutions to be recognized in future years.

•	We anticipate increasing demand for value-added services such as maintenance and training.

•	The upward trend in applications upgrades from existing customers.

•	We anticipate solid demand from leading oil companies and large manufactures under attractive economic conditions.

•	We seek to deepen penetration and expand market share via our plan to further develop our mobile enterprise solutions by leveraging our relationships with three major telecom companies.

Channel Expansion Initiatives

Currently, we derive approximately half of our revenue from China’s three mega-cities – Beijing, Shanghai and Guangzhou –and approximately 80% of our total revenue from eight first tier cities (including the mega-cities) in China.  However, the continued expansion of many local government agencies, including current Kingtone customers, into China’s second and third tier cities presents a significant opportunity to gain additional market share in these growing markets. As such, one of our key initiatives going forward was to enhance penetration into second and third tier cities, by investing approximately RMB7.5 million in order to increase the coverage of our sales and distribution network from 10 to up to 15 provinces in China. We have recently opened up another branch office in Lhasa, Tibet in addition to our existing offices in Beijing and Chengdu.

Underpinning our successful sales & marketing strategy is our continued investment in R&D, which is focused on two areas: core software solutions and development platforms. Our strategy consists of upgrading existing systems and developing new versions. In fiscal year 2011, we will continue to invest in new products and services to increase revenue potential from existing clients and drive the expansion of our addressable markets. With our mobile solutions successfully applied in police, first response and environmental industries, we continue to expand our vertical application solutions into transportation industry and electronic government affairs. Furthermore, we have  extended our enterprise solutions to more mobile phone operating systems, such as Android, iPhone and Windows Phone 7.0 in order to meet various customers’ needs. R&D investment in new releases of core software solutions and hardware has enabled us to improve our market position, further penetrate into second and third tier cities and broaden the versatility of our products and solutions. We will continue to broaden our service offerings in order to generate new revenue streams and a more even distribution of total revenue throughout the year.

E.  OFF-BALANCE SHEET ARRANGEMENTS

On December 18, 2009, Kingtone Information entered a mortgage collateral agreement with rural credit cooperation of Chang’an District, Xi’an City, pursuant to which, Kingtone Information mortgaged its office space located at 3/F, Block A, South Tai Bai Road, Gaoxin District, Xi’an City, to secure a RMB4,400,000, or approximately $644,396, loan to Shaanxi Tongli Information Technology Co., Ltd. The mortgaged period is two years ending December 17, 2011, which is the repayment date of such loan.

Except for the mortgage referenced above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, except for the mortgage referenced above, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2010, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	45	Chairman
Peng Zhang	43	Chief Executive Officer
Ying Yang	36	Chief Financial Officer
Li Wu	48	Director
Pengguo Xi	44	Vice President, Research and Development
Xianying Chen	36	Vice President, Application Development
Lili Dong(1)(2)(3)	50	Independent Director
Melody Shi(1)(2)(3)	37	Independent Director
James Fong(1)(2)(3)	45	Independent Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., a wholly-owned subsidiary of China Green Agriculture, Inc., since 2000. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996 and established TechTeam in 2000. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association.

Peng Zhang has served as our Chief Executive Officer since December 2009. Mr. Zhang has served as the president and chief executive officer of Kingtone Information, our contractually-controlled PRC operating company, since March 2009. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration.

Ying Yang has served as our Chief Financial Officer since April 23, 2010. Prior to becoming our Chief Financial Officer, Ms. Yang served as the Chief Financial Officer of China Green Agriculture, Inc. (NYSE: CGA) since September 2008. Immediately prior to joining China Green Agriculture, Inc., she worked as the Financial Reporting and Analysis Manager of Beckman Coulter, Inc., since August 2006. From December 2004 to July 2006, Ms. Yang worked in the financial department of Ready Pac Foods, Inc., a supplier of fresh-cut produce in California, assisting with financial reporting and risk management. Prior to 2004, Ms. Yang held positions with U.S. and Chinese companies engaged in the textile and chemical industries. Ms. Yang received a Master’s degree in Business Administration from University of California, Irvine, and a Bachelor’s degree in Economics from University of International Business & Economics in Beijing. She is a member of AICPA with a CPA license and has also received an Associate in Risk Management (ARM) designation.

Li Wu has served as a director of our company since December 2009, and served as the Chief Financial Officer of our company from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Account in PRC.

Pengguo Xi has served as our vice president of research and development of since December 2009. In this position, Mr. Xi oversees the development efforts of our core middleware platform, CIT-converged applications and hardware products. Mr. Xi has served as a senior programmer at Kingtone Information since 2003. Since then, he served as the manager of platform technology department of the R&D center, deputy manager of the R&D center, general manager of the project implementation department, and has been serving the vice president and general manager of the R&D center since December 2008. Prior to joining Kingtone Information, Mr. Xi worked at Shaanxi Shengfang Science & Technology Co., Ltd, Xi’an Innovation Software Company, Beijing NTT DATA Integration Co., Ltd, and Beijing Dashou Co., Ltd. Mr. Xi graduated from Xi’an Electronic Technology University and obtained his Master’s degree in computer science in 2003 and his Bachelor’s degree in computer information management in 2000.

Xianying Chen has served as our vice president of application development since December 2009. In this position, Mr. Chen oversees the development efforts of our vertical industry applications. Mr. Chen has served as a software system analyst for Kingtone Information since 2001. He has subsequently served as manager of software development department, senior project manager of industrial control department, general manager of R&D center, general manager of product planning center. Now he serves as the general manager of project implementation department, since 2008 Prior to joining Kingtone Information, Mr. Chen was an assistant engineer at Shaanxi Electric Power Design Institute from 1997 to 2001. Mr. Chen graduated from Shanghai Jiaotong University and obtained his Master’s degree in computer science in 2000 and his Bachelor’s degree in electric system and automation in 1997.

Dr. Lili Dong has served as an independent director of our company since March 2010. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xin’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau.

Melody Shi has served as an independent director of our company since March 2010. Ms. Shi served  as chief financial officer at China Infrastructure Construction Inc. from December 2009 to October 2010. Previously, she served as chief financial officer at Shengtai Pharmaceutical Inc. from 2008 to December 2009. Prior to that, Ms. Shi served as Audit Manager at Kabani & Co. Inc. from 2005 to 2008. Ms. Shi graduated from the University of California, Irvine with a MBA degree in 2003 and Beijing Polytechnic University in 1997 with a Bachelor’s degree in Computer Science and International Trade and Business. Ms. Shi is a CPA in the United States and is fluent in English and Chinese.

James Fong has served as an independent director of our company since April 2010. From 2000 until the present, Mr. Fong has been a principal of Fong Capital, a private real estate development and financing advisory firm based in New York City. From 2001 until 2006, Mr. Fong served as a due diligence professional and portfolio manager of funds of hedge funds, including funds at Collins Capital and Integrated Finance Ltd. From 1992 until 1999, Mr. Fong held various positions in the debt capital markets groups of the Hong Kong offices of Merrill Lynch, UBS and Citicorp. In these capacities, he advised, executed, and raised debt financing for infrastructure projects, telecommunication, industrials, and financial institutions. Mr. Fong holds a bachelor's degree from the University of Pennsylvania, a master's degree in Real Estate Development from Columbia University, and a law degree from the University of Minnesota. Mr. Fong is a licensed attorney in the State of New York.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2010, we paid an aggregate of approximately RMB503,000 ($76,000) in cash compensation to our executive officers. For the fiscal year ended September 30, 2010, we paid an aggregate of approximately $126,000 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

In the year ending September 30, 2010, we made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers:

Name	Type of Equity Award	Number of Ordinary Shares		Exercise Price	Grant Date	Expiration Date
Ying Yang	Restricted Shares	100,000	(1)	n/a	May 14, 2010	n/a
Ying Yang	Options	150,000	(2)	$4.00	May 14, 2010	May 14, 2020
Lili Dong	Options	10,000	(3)	$4.00	May 14, 2010	May 14, 2020
Melody Shi	Options	10,000	(3)	$4.00	May 14, 2010	May 14, 2020
James Fong	Options	10,000	(3)	$4.00	May 14, 2010	May 14, 2020

(1)	The restricted stock vests according to the following vesting schedule: (i) 50,000 shares vest on April 23, 2011 and (ii) 50,000 shares vest on April 23, 2012.

(2)	The options vest according to the following vesting schedule: (i) 50,000 shares vested on the grant date, (ii) 50,000 shares vest on April 23, 2011 and (ii) 50,000 shares vest of April 23, 2012.

(3)	The options vest according to the following vesting schedule: (i) 3,334 shares vested on the grant date, (ii) 3,333 shares vest on May 14, 2011 and (ii) 3,333 shares vest of May 14, 2012.

2010 Omnibus Incentive Plan

A description of the provisions of our 2010 Omnibus Incentive Plan (the “Incentive Plan”) is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, which was included as an exhibit to our initial registration statement on Form F-1 filed on April 13, 2010.

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. At September 30, 2010, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

Administration

The Incentive Plan is administered by our board of directors, or at the discretion of the board, by our compensation committee. Our board of directors has delegated authority to our compensation committee to administer the Incentive Plan. Subject to the terms of the Incentive Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Incentive Plan.

The ordinary shares issued or to be issued under the Incentive Plan consist of authorized but unissued shares. If any ordinary shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any ordinary shares, then the number of ordinary shares counted against the aggregate number of ordinary shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Incentive Plan.

Eligibility

Awards may be made under the Incentive Plan to our employees, officers, directors, consultants or advisers or to any of our affiliates, and to any other individual whose participation in the Incentive Plan is determined to be in our best interests by our board of directors.

Amendment or Termination of the Plan

Our board of directors may terminate or amend the Incentive Plan at any time and for any reason. No amendment, however, may adversely impair the rights of grantees with respect to outstanding awards. The Incentive Plan has a term of ten years. Amendments will be submitted for shareholder approval to the extent required by applicable stock exchange listing requirements or other applicable laws.

Options

The Incentive Plan permits the granting of options to purchase ordinary shares intended to qualify as incentive share options under the Internal Revenue Code and share options that do not qualify as incentive share options, or non-qualified share options.

The exercise price of each share option may not be less than 100% of the fair market value of our ADSs representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ADSs representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.

The term of each share option is fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

Options may be made exercisable in installments. The award agreement provides the vesting of the options. Exercisability of options may be accelerated by the compensation committee.

In general, an optionee may pay the exercise price of an option by (1) cash or check (in U.S. dollars or Renminbi or other local currency as approved by the compensation committee), (2) ordinary shares held for such period of time as may be required by the compensation committee, (3) delivery of a notice of a market order with a broker with respect to ordinary shares then issuable upon exercise of an option, and that the broker has been directed to pay us a sufficient portion of net proceeds of the sale in satisfaction of the exercise price, provided that payment of such proceeds is then made to us upon settlement of such sale, (4) other property acceptable to the compensation committee with a fair market value equal to the exercise price, (5) cashless exercise or (6) any combination of the foregoing.

Share options granted under the Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns or pursuant to a domestic relations order in settlement of marital property rights.

Other Awards

The compensation committee may also award under the Incentive Plan:

•	ordinary shares subject to restrictions;

•
deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;

•	ordinary share units subject to restrictions;

•
unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2010 Omnibus Incentive Plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or

•
a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.

Effect of Certain Corporate Transactions

Certain change of control transactions involving us may cause awards granted under the Incentive Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction.

Unless otherwise provided in the appropriate option agreement on the date of grant or provided by our board of directors thereafter with the consent of the grantee, options granted under the Incentive Plan become exercisable in full following (1) a dissolution of our company or a merger, consolidation or reorganization of our company with one or more other entities in which we are not the surviving entity, (2) a sale of substantially all of our assets to another person or entity, or (3) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of our shares.

Adjustments for Dividends and Similar Events

The compensation committee will make appropriate adjustments in outstanding awards and the number of ordinary shares available for issuance under the Incentive Plan, including the individual limitations on awards, to reflect ordinary share dividends, stock splits and other similar events.

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Mr. Tao Li, Ms. Li Wu, Dr. Lili Dong, Ms. Melody Shi and Mr. James Fong. Our directors hold office until our annual meeting of shareholders, where their successor will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Director Independence

Our board of directors consists of five members, three of whom have been determined by us to be independent directors within the meaning of the independent director guidelines of the Nasdaq Corporate Governance Rules (the “Nasdaq Rules”).

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Lili Dong, Melody Shi, and James Fong. Ms. Shi, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meet the definition of  an “independent director” under the applicable Nasdaq Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee is responsible for, among other things:

•	Our audit committee is responsible for, among other things:

•
the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	an annual performance evaluation of the audit committee;

•
establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•
ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and approving all proposed related party transactions;

•	reviewing our policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management and our independent auditor; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lili Dong, Melody Shi, and James Fong, with Dr. Dong serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the Nasdaq Rules.

Our compensation committee is responsible for, among other things:

•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•	providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Lili Dong, Melody Shi, and James Fong, with Mr. Fong serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the Nasdaq Rules.

Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;
•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•
selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•
advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing cheques, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Employment Agreements

Each of our executive officers (except Ms. Yang, as discussed below) has entered into an employment agreement with Softech, our wholly-owned PRC subsidiary. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

We have an employment agreement with Ms. Ying Yang, pursuant to which she serves as our chief financial officer. The employment agreement has a term of one year and entitles Ms. Yang to an annual base salary of $160,000. The agreement will be automatically extended for an additional year upon the same terms and conditions unless either party provides notice to the other that the agreement shall not be extended within 60 days prior to the end of the prior term. We may terminate the agreement at any time for cause without prior written notice. Pursuant to the terms of her employment agreement, upon the consummation of our May 2010 public offering, Ms. Yang was granted under our 2010 Omnibus Incentive Plan (i) 100,000 restricted ordinary shares which vest in equal installments on April 23, 2011 and April 23, 2012, and (ii) options to purchase 150,000 ordinary shares at an exercise price of $4.00 per share,  1/3 of which shall vest on the grant date,  1/3 of which vested on April 23, 2011, and  1/3 of which shall vest on April 23, 2012.

 D.  EMPLOYEES.

As of September 30, 2010, we had a total of 190 full-time employees, of which three were in executive management, five were in accounting, 97 were in research and development including 31 responsible for developing our core middleware, 48 were responsible for developing vertical industry applications, 18 were responsible for developing automation telematics applications, 29 were in vertical industry application sales and 9 were in automation telematics application sales, one were in procedure and quality control, four were in human resources and nine were in administration. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

 E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 18, 2011 by the persons listed. Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares of that such person has the right to acquire within 60 days after the date of this annual report. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after the date of this annual report are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 14,000,000 ordinary shares outstanding on January 18, 2011.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	6,787,755	(1)	48.5%
Ying Yang	Chief Financial Officer	150,000	(2)	1.1%
Li Wu	Director	107,839	(3)	*
Peng Zhang	Chief Executive Officer	35,357	(4)	*
Pengguo Xi	Vice President, Research and Development	35,357	(5)	*
Xianying Chen	Vice President, Application Development	35,357	(6)	*
Lili Dong	Independent Director	3,333	(7)	*
Melody Shi	Independent Director	3,333	(8)	*
James Fong	Independent Director	3,333	(9)	*
All directors and executive officers as a group (9 persons)		7,053,825		49.8%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	1,060,714	(10)	7.6%
Xuetao Chen	n/a	883,982	(11)	6.3%
Hu Gao	n/a	530,357	(12)	3.8%

*	Less than 1%.

(1)
Represents (i) 688,648 ADSs owned by Mr. Li and (ii) 6,099,107 ordinary shares held of record by Xtra Heights Management Ltd., a British Virgin Islands company (“Xtra”), which are beneficially owned by Mr. Li pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Li, Xtra and Ms. Sha Li, a Singapore resident (“Sha Li”). Additionally, pursuant to such agreement, Mr. Li has vested options to purchase 3,049,554 ordinary shares from Xtra and unvested options to purchase 3,049,554 ordinary shares from Xtra. There is no relationship between Mr. Li and Ms. Sha Li other than pursuant to the transactions disclosed herein. Xtra is the record holder of an aggregate of 6,806,250 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Li, some of whom are officers of our company. See notes (2) through (6).

(2)
Represents (i) 100,000 restricted ordinary shares and (ii) options to purchase 50,000 ordinary shares exercisable within 60 days, granted to Ms. Yang. Excludes options to purchase 100,000 ordinary shares not be exercisable within 60 days granted to Ms. Yang.

(3)
Represents ordinary shares held of record by Xtra, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li. Additionally, pursuant to such agreement, Ms. Wu has vested options to purchase 53,920 ordinary shares from Xtra and unvested options to purchase 53,919 ordinary shares from Xtra.

(4)
Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li. Additionally, pursuant to such agreement, Mr. Zhang has vested options to purchase 17,679 ordinary shares from Xtra and unvested options to purchase 17,678 ordinary shares from Xtra.

(5)
Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Xi pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Xi, Xtra and Sha Li. Additionally, pursuant to such agreement, Mr. Xi has vested options to purchase 17,679 ordinary shares from Xtra and unvested options to purchase 17,678 ordinary shares from Xtra.

(6)
Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Chen pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Chen, Xtra and Sha Li, an individual, pursuant to which Mr. Chen has the right to receive ordinary shares from Xtra upon the occurrence of certain events.

(7)
Represents options to purchase 3,333 ordinary shares exercisable within 60 days granted to Dr. Dong. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days granted to Dr. Dong.

(8)
Represents options to purchase 3,333 ordinary shares exercisable within 60 days granted to Ms. Shi upon the consummation of this offering. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days granted to Ms. Shi.

(9)
Represents options to purchase 3,333 ordinary shares exercisable within 60 days granted to Mr. Fong upon the consummation of this offering. Excludes options to purchase 6,667 ordinary shares not exercisable within 60 days granted to Mr. Fong.

(10)
SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Kingtone Information and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(11)
Represents ordinary shares held of record by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the record holder of an aggregate of 1,060,714 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Chen.

(12)
Represents ordinary shares held of record by Silver Avenue Overseas Inc., a British Virgin Islands company (“Silver Avenue”), which are beneficially owned by Mr. Gao. Big Leap is the record holder of an aggregate of 972,322 shares, of which the remaining shares are beneficially owned by Kingtone Information shareholders other than Mr. Gao.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled by (i) another corporation or (ii) any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

As of January 18, 2011, 100,000 of our ordinary shares are held of record by a single record holder in the United States.  Additionally, 100,000 restricted ordinary shares have been granted to Ying Yang, our chief financial officer, but have not yet been issued on the books of our registrar.  The Bank of New York Mellon, as the depositary for our ADSs, is the record holder of 4,000,000 ordinary shares; however, we are unaware of the names and domiciles of the beneficial owners of the ADSs representing such shares.

B.  RELATED PARTY TRANSACTIONS.

Members of our management team and our principal shareholders currently hold majority equity interests in Kingtone Information, our contractually-controlled entity in the PRC from which we derive substantially all of our revenues. We are party to a series of control agreements with Kingtone Information. See “Item 4 – Information About the Company – C. Organizational Structure - Contractual Arrangements with Kingtone Information and Its Respective Shareholders”.  In addition, certain of our officers, directors and principal shareholders serve as officers and directors of Kingtone Information and/or are shareholders of Kingtone Information. The following table sets forth the relationship of such officers, directors and principal shareholders with Kingtone Information and their respective ownership interest in Kingtone Information:

Name	Relationship with Kingtone Wireless	Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Chairman	Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer	Vice President	0.36%
Li Wu	Director	Chief Financial Officer	1.09%
Pengguo Xi	Vice President of Research and Development	Vice President of Research and Development	0.36%
Xianying Chen	Vice President of Application Development	Shareholder	0.36%
Lili Dong	Independent Director	Independent Director	—
Shenzhen Capital Group Co., Ltd.(2)	Indirect Shareholder	Shareholder	10.72%
Xuetao Chen	Indirect Shareholder	Shareholder	8.93%

(1)
Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 1,060,714 ordinary shares of our company held of record by SCGC Capital Holding Company Limited.

On June 19, 2008, Kingtone Information signed an agreement to produce the fertilizer processing equipment for Shaanxi TechTeam Humic Acid Products Co., Ltd. (“Techteam”), an indirect subsidiary of China Green Agriculture, Inc. (CGA: NYSE), a company that is majority owned by Mr. Tao Li, our chairman (“CGA”). Mr. Li also serves as the chairman, president and chief executive officer of CGA, and CGA’s chief financial officer was, until April 23, 2010, Ms. Ying Yang, our chief financial officer. The total contracted value, including value-added taxes (VAT) and other taxes, was RMB 4 million, or approximately $586,000. The project was performed from May 2009 to June 2009. Pursuant to the agreement, Kingtone Information provided certain services including designing, manufacturing, installing and adjusting the production facilities for Techteam’s compound fertilizer for drip irrigation (the “Project”). Kingtone Information was also responsible for debugging the system and training Techteam employees to operate the production line. The agreement required Kingtone Information to complete the Project within 25 days unless there were causes for delay beyond its control. The agreement sets forth an eighteen month warranty period during which Techteam is entitled to receive certain spare parts for the facilities and to receive maintenance and repair services for free.

On October 20, 2008, Kingtone Information signed an agreement to construct the phase II expansion of an integrated pipeline control project for TechTeam. The total contracted value, including VAT and other taxes, was RMB 5.2 million, or approximately $760,000. The project was performed from December 2008 to June 2009. The term of the agreement is from the date of its signing until one year after the operation of the subject project. Pursuant to the agreement, Kingtone Information provided services in order to develop and install the automation system solution for Techteam’s phase II production line and to upgrade the automation system solution for its phase I production line. Work related to the phase II production line included the development of automation system software, setup of integrated automation management and control computer network to realize relevant data collection, and automatic management and control of the production process. Work related to the phase I production line included upgrading the existing automation system so that phase I and phase II automation systems become integrated into the same management and control system. In addition to the wired automation system, Kingtone Information also developed and installed a wireless system solution for Techteam. This wireless system solution integrates into Techteam’s production automation system and the plant video surveillance system.

On August 10, 2010, Kingtone Information entered into an agreement with Techteam, pursuant to which Kingtone Information is responsible for developing certain electronic control systems for Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), a wholly-owned subsidiary of Techteam in the PRC.  The total contracted value of this agreement, including value-added taxes and other taxes, is RMB 3.03 million, or approximately $452,000. Pursuant to the agreement, Kingtone Information will design, plan, construct and purchase materials for the electronic control systems to be used in 28 greenhouses of Yuxing. The agreement sets forth a warranty period, which is the earlier of (a) 18 months after the construction raw materials are delivered, inspected and accepted, and (b) 12 months after the inspection and acceptance of the work completed. During the warranty period Yuxing is entitled to receive maintenance and repair services at no cost.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Techteam, pursuant to which Techteam rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600.

During our fiscal year ended September 30, 2010 and during prior fiscal years, Kingtone Information provided a series of loans to Xi’an Xingrong Tech Enterprise Co., Ltd. (“Xi’an Xingrong”), a company that is majority-owned by Mr. Tao Li. During our prior three fiscal years, the largest outstanding balance of the loans to Xi’an Xingrong was RMB 117.3 million, or approximately $17.2 million, on December 5, 2006. At September 30, 2010, all outstanding loan amounts had been repaid in full. The loan proceeds were used for Xi’an Xingrong’s working capital and general corporate purposes. The loans did not bear interest, were payable on demand and were not documented pursuant to a written agreement.

During our fiscal year ended September 30, 2010 and during prior fiscal years, Kingtone Information provided a series of loans to Xi’an TechTeam Investment Holding Group Ltd. (“TechTeam Investment”), a company that is majority-owned by Mr. Tao Li and which owns a 25% interest in Kingtone Information. During our prior three fiscal years, the largest outstanding balance of the loans to TechTeam Investment was RMB 35.2 million, or approximately $5.2 million, on May 19, 2009. At September 30, 2009, all outstanding loan amounts had been repaid in full. The loan proceeds were used for TechTeam Investment’s working capital and general corporate purposes. The loans did not bear interest, were payable on demand and were not documented pursuant to a written agreement.

In February 2003, Kingtone Information made a one-time loan to Shaanxi WeiDong Plant Biochemical Stock Co., Ltd. (“Shaanxi WeiDong”). The principal shareholders of Shaanxi WeiDong are Xi’an Xingrong and TechTeam Investment. The principal amount of the loan was repaid in December 2003, however, interest payable of $48,000 remained outstanding until such amount was repaid by Shaanxi WeiDong in September 2009.

On November 16, 2009 and December 12, 2009, Mr. Tao Li, our chairman, loaned $200,000 and $800,000, respectively, to Topsky to register Softech in the PRC. There were no formal agreements between Mr. Li and Topsky regarding the terms of these loans.  The loans were repaid to Mr. Li in September 2010.

As of September 30,  2010, we had an outstanding loan of approximately $116,000 to Jinong High-Tech Agriculture Model Park, Inc., a company that is controlled by Tao Li, our chairman.  The loan is interest free and payable on demand.

C.  INTERESTS OF EXPERTS AND COUNSEL.

None.

ITEM 8.  FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Consolidated Statements

See “Item 18.  Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal proceeding and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We currently intend to retain all of our available funds and future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Under the terms of our Amended and Restated Memorandum and Articles of Association the declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition and our ability to receive dividends from our subsidiaries. If we pay any dividends, we will pay our ADS holders dividends with respect to their underlying shares to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Our ability to receive dividends from our subsidiaries may limit our ability to pay dividends on our ordinary shares.  See Risk Factors – Risks Related to Doing Business in China – Our holding company structure may limit the payment of dividends” and “Item 10.  Additional Information – D. Exchange Controls – Dividend Distribution.”.

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2010, the date of the financial statements in this annual report.

ITEM 9.  THE OFFER AND LISTING

 A. OFFER AND LISTING DETAILS.

Markets and Share Price History

The primary trading market for our ordinary shares is the Nasdaq Capital Market, where our shares have been listed and traded under the symbol KONE since May 14, 2010.

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by Nasdaq:

PERIOD	HIGH	LOW

December 2010	5.47	2.93
November 2010	4.68	3.23
October 2010	3.97	2.35
September 2010	2.49	2.15
August 2010	2.80	2.15
July 2010	2.80	2.23
June 2010	3.51	2.42
May 2010	3.97	2.90

B.  PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “KONE”.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The description of our Memorandum of Association and Articles of Association set forth in the section entitled “Description of Share Capital” contained in Amendment No. 3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 11, 2010 is incorporated by reference herein.

C. MATERIAL CONTRACTS.

In the years ended September 30, 2009 and 2008, we derived a material portion of our revenues from a small number of customers. In particular, a single customer, Shaanxi Yanchang Petroleum Group, provided approximately $5.0 million of our revenue, representing 44.7% of our total revenue in the year ended September 30, 2009. The material terms of our two largest contracts with such customer are summarized below.

On October 15, 2008, Kingtone Information entered into an Installation and Construction Subcontract, to act as a subcontractor with The Refine Chemical Company of Shaanxi Yanchang Petroleum Group, as the construction party and Shaanxi Chemical Construction Co., Ltd., as the general contract party. Pursuant to the agreement, Kingtone Information was subcontracted to contribute safety, security, and quality control measures to the project named “HuiJiaHe Petroleum Product Adjusting Supply Renovation Instrument and Control System and Control System Full Installation and System Adjusting of Yangzhuanghe Refine Chemical Project System.” The term of the project, as set forth in the agreement, is from October 15, 2008 through January 31, 2009 for a fixed amount payable to Kingtone Information of RMB 21,600,000 (approximately $3.2 million) before the deduction of administrative fees, taxes and utility fees (2.5% of the fixed amount). The project was completed and all sums were paid.

On April 30, 2009, Kingtone Information, as the supplier, entered into a Material Purchase Contract with Xi’an Product Petroleum Pipe Transportation Project Management Department of Shanxi Huajian Yelian, as the purchaser. Pursuant to the agreement, Kingtone Information supplied a series of software and facilities to the purchaser for a total price of RMB12,200,000 (approximately $1.8 million). According to the agreement, Kingtone Information was required to deliver the subject items by June 25, 2009. The agreement has a one-year warranty period. The project was completed and all sums were paid.

D.  EXCHANGE CONTROLS.

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations of the Software Industry

The software industry in the PRC is regulated pursuant to two primary policies — the Measures Concerning Software Products Administration (the “Software Products Measures”) and the Recognition Standard and Management measures of Software Enterprises (the “Standards and Measures”). As further discussed below, Kingtone Information as a registered software enterprise with registered software products can take advantage of certain favorable tax, investment, government and other programs and policies that are designed to encourage development of the software industry in the PRC.

Software Products Registration and Administration

On March 1, 2009, the Ministry of Industry and Information Technology of the People’s Republic of China (the “MIIT”) promulgated the Software Products Measures which became effective on April 10, 2009. Under the Software Products Measures, software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when the products have been registered and recorded pursuant to the “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries” issued by the State Council on June 24, 2000 (the “2000 Software Encouragement Policies”). Kingtone Information has registered its software products, including its “Wireless emergency command and management system V1.0,” with the Shaanxi Provincial Department of Information Technology through Kingtone Information. Please refer to the specific favorable policies under the sub-section below entitled “Policies to Encourage the Development of Software and Integrated Circuit Industries.”

Software Enterprise Registration and Administration

On October 16, 2000, the Ministry of Information Industry, the Ministry of Education, the Ministry of Science and Technology and the State Tax Bureau issued the “Standard and Measures” to encourage the development of the software industry in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Standard and Measures provide strict conditions and standards, including but not limited to, the requirement of ownership of the software products, technical employees proportion, independent software technology and product research to recognize a company as a “software enterprise”. Such recognized software enterprises can enjoy the favorable policies pursuant to the 2000 Software Encouragement Policies. Kingtone Information has been recognized as a software enterprise since January 6, 2009. A software enterprise is subject to annual inspection, failure of which in a given year shall cause the enterprise to be disqualified for the relevant benefits.

Policies to Encourage the Development of Software and Integrated Circuit Industries

The 2000 Software Encouragement Policies encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The 2000 Software Encouragement Policies encourage such development through various methods, including:

•	Encouraging venture capital investment in the software industry and providing or assisting software enterprises to raise capital overseas;

•
Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced enterprise income tax rates;

•	Providing government support, such as government funding in the development of software technology;

•	Providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

•	Taking various strategies to ensure that the software industry has sufficient expertise; and

•	Implementing measures to enhance intellectual property protection in China.

As discussed above, to qualify for favorable treatment, an enterprise must be recognized as a software enterprise by governmental authorities and must have registered software products. Because Kingtone Information is recognized as a software enterprise, it can enjoy the above favorable policies. For example, Kingtone Information currently receives an immediate tax rebate on the sale of software products that it creates equal to the amount of the statutory value-added tax that exceeds 3%.

Relevant Laws and Regulations of the Computer Information System

Management Measures on the Computer Information System Integration

On February 13, 2001, the MIIT promulgated the Management Measures on the Computer Information System Integration Qualification (trial) or the Management Measures, which commenced to be enforced on February 13, 2001. The Management Measures provides that enterprises involved in providing the computer information system integration services shall apply for the qualification recognition to the MIIT or its provincial branch pursuant to the conditions required in the Management Measures and obtain the qualification certificate to provide information system integration service. The computer information system integration means the engagement in the overall plan, design, development, execution, protection of the computer application system projects and network system projects. Kingtone Information has obtained the computer information system integration certificate and we are qualified to provide the computer information system integration services.

Regulations for Safety Protection of Computer Information System

The State Security Bureau of PRC issued the “Administration of the Maintenance of Secrets in the International Networking of Computer Information Systems Provisions of the People’s Republic of China” to protect the safety of national secrets on January 25, 2000. Under the Administration, computer systems that contain information that is considered to be national secrets are forbidden to directly or indirectly connect to international or other public information networks. The State Security Bureau of PRC and its branch handle the secret maintenance work of the international networking of computer information systems. The company has the obligation to safeguard the national secrets of governmental authorities that it learns through the company’s services to such governmental authorities.

Relevant Regulations of the High-tech Enterprise

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the “Certifying Standard and Managing Measures for High-tech Enterprises” and “the High-tech Areas of Main National Support ” on April 14, 2008 to certify the High-tech enterprise and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as a High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology are recognized as the main national supported High-tech field. Kingtone Information is a High-tech enterprise and enjoys a favorable income tax rate of 15%.

Laws and Regulations of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including patents, copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People's Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, provding for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this Annual Report on Form 20-F, through Kingtone Information, we have been granted one invention patent “wireless video transmission system based on BREW platform” by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009 and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural persons, legal persons or any other organizations shall have a copyright on the software developed by such persons no matter whether such software has been published. The protection period of software copyrights owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Kingtone Information has seven registration certificates for software copyrights.

Trademarks

The “Trademark Law of the People’s Republic of China” promulgated by the State Council of PRC, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which are renewable for another ten years after the application to the Trademark Office by the owners of the trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. Kingtone Information has its registered trademarks as described in Item 4 of this Annual Report on Form 20-F. Accordingly, such trademarks are entitled to the protection under the Trademark Law.

Foreign Currency Exchange

On August 29, 2008, the SAFE issued the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, or Circular 142. Pursuant to Circular 142, RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The use of such Renminbi capital may not be changed without SAFE’s approval and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.

See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Dividend Distribution

We are a British Virgin Islands holding company and substantially all of our operations are conducted through Kingtone Information. We rely on dividends and other distributions from our PRC subsidiary and Kingtone Information to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Implementation Rules on Wholly Foreign-Owned Enterprise Law (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to the registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change with respect to the offshore company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, debt investment, or creation of any security interest over any assets located in the PRC.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. Therefore, failure to comply with such registration may subject us to certain restrictions on, including but not limited to, the increase of the registered capital of our PRC subsidiary, making loans to our PRC subsidiary, and making distributions to us from our on-shore companies.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

We believe that, based on our understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, there is no requirement in this regulation that would require an application to be submitted to the MOFCOM or the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Capital Market.

See “Risk Factors — Risks Related to Doing Business in China — If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies..”

E.  TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs and the ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to Kingtone Wirelessinfo Solution Holding Ltd.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of the securities who is not a resident of the British Virgin Islands is not liable for British Virgin Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the British Virgin Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Act. In addition, shares of companies incorporated under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The new EIT Law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their foreign shareholders unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. Under the new EIT Law, enterprises established outside China but deemed to have a “de facto management body” within the country may be considered “resident enterprises” for Chinese tax purposes and, therefore, may be subject to an enterprise income tax rate of 25% on their worldwide income. Pursuant to the implementation rules of the new EIT Law, a “de facto management body” is defined as a body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we and/or Topsky are deemed a Chinese tax resident enterprise, we and/or Topsky may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident enterprise, as well as PRC enterprise income tax reporting obligations. If we and/or Topsky are not deemed to be a Chinese tax resident enterprise, we and/or Topsky may be subject to certain PRC withholding taxes. See “Risk Factors — Risks Related to Doing Business in China — Our holding company structure may limit the payment of dividends.” As a result of such changes, our and Topky’s historical tax rates may not be indicative of our and Topky’s tax rates for future periods and the value of our ADSs may be adversely affected. If we are deemed a PRC resident enterprise and investors’ gain from the sales of the securities and dividends payable by us are deemed sourced from China, such gains and dividends payable by us may be subject to PRC tax. See “Risk Factors — Risks Related to Doing Business in China — If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we and/or Topsky could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.”

United States Federal Income Taxation

General

The following is a discussion of the material U.S. federal income tax consequences to an investor of purchasing, owning and disposing of our securities. This discussion does not address any aspects of U.S. federal gift or estate tax or the state, local or non-U.S. tax consequences of an investment in the securities.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE SECURITIES IN YOUR PARTICULAR SITUATION.

This discussion applies only to those investors that purchase the securities in this offering and that hold the securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	banks, insurance companies or certain financial institutions;

•	tax-exempt organizations;

•	governments or agencies or instrumentalities thereof;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding the securities through such entities;

•	regulated investment companies or real estate investment trusts;

•	holders subject to the alternative minimum tax;

•	holders that actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote;

•	holders that acquired the securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	holders that hold the securities as part of a straddle, hedging or conversion transaction; or

•	holders whose functional currency is not the U.S. dollar.

This section is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the IRS or a court, possibly on a retroactive basis.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the securities that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of the securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the securities, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the securities that is a partnership or partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the securities.

This discussion assumes that any distributions made (or deemed made) on the securities and any consideration received by a holder in consideration for the sale or other disposition of the securities will be in U.S. dollars. This discussion also assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. Finally, this discussion assumes that each ADS will only represent ordinary shares in us, and will not represent any other type of security, such as a bond, cash or other property.

For U.S. federal income tax purposes, a holder of an ADS will be treated as the beneficial owner of the shares represented by such ADS and an exchange of an ADS for ordinary shares will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the securities underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below under “Tax Consequences to U.S. Holders — Taxation of Distributions.” Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by parties to whom the ADSs are released, or by future actions by the U.S. Treasury.

Tax Consequences to U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any cash distributions we make with respect to a U.S. Holder in respect of such U.S. Holder’s ADSs or shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Cash dividends will generally be subject to U.S. federal income tax as ordinary income on the day the U.S. Holder actually or constructively receives such income. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) our ADSs or shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law (as described above under “People’s Republic of China Taxation”), we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, ADSs are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently includes the Nasdaq Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ADSs or shares.

Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Generally, if we distribute non-cash property as a dividend (other than pro rata distributions of our shares) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), a U.S. Holder generally will include in income an amount equal to the fair market value of the property, on the date that it is distributed.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its shares or ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should generally assume that any distributions paid by us will be treated as dividends for U.S. federal income tax purposes.

If PRC taxes apply to dividends paid by us to a U.S. Holder (see “People’s Republic of China Taxation,” above), such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation of Dispositions of ADSs or Shares

Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of its shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such U.S. Holder’s tax basis in its shares or ADSs. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year (and 20% thereafter). The ability to deduct capital losses is subject to limitations.

If PRC taxes apply to any gain from the disposition of our ADSs or shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current tax year or in the foreseeable future. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets (including goodwill), all of which are subject to change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future.

In general, we will be a PFIC in any taxable year if either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are treated as a PFIC in any year during which a U.S. Holder owns the securities, and such U.S. Holder did not make a mark-to-market election, as described below, the U.S. Holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or ADSs; and

•
any excess distribution that we make to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a single taxable year of such U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the shares or ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares and ADSs;

•
the amount allocated to the U.S. Holder’s taxable year in which it realized the gain or excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

•	Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares or ADSs in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. Our ADSs or shares will be “marketable” to the extent that they remain regularly traded on a national securities exchange, such as the Nasdaq Capital Market. If a U.S. Holder makes this election in a timely fashion, it will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income tax rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. U.S. Holders should consult their own tax advisor regarding potential advantages and disadvantages of making a mark-to-market election with respect to their ADSs or shares.

Alternatively, a U.S. Holder of stock in a PFIC may avoid the PFIC tax consequences described above in respect to our ADSs or shares by making a timely “qualified electing fund” election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to furnish the information that a U.S. Holder would need in order to make a qualified electing fund election. Therefore, U.S. Holders will not be able to make or maintain such election with respect to their ADSs or shares.

If a U.S. Holder owns our shares or ADSs during any year that we are a PFIC, such holder must file U.S. Internal Revenue Service Form 8621 regarding such holder’s shares or ADSs and the gain realized on the disposition of the shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Distributions,” is not applicable to dividends paid by a PFIC. U.S. Holders should consult with their own tax advisors regarding reporting requirements with respect to their shares or ADSs.

Tax Consequences to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of our ADSs or shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ADSs or shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes generally should apply to distributions made on the securities within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of the securities by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States generally should be subject to information reporting in limited circumstances.

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition the securities may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients, such as corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide a duly executed IRS Form W-9.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PROSPECTIVE PURCHASERS OF OUR SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS AND APPLICABLE TAX TREATIES.

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.  STATEMENT BY EXPERTS.

Not applicable.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our  initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266368

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2010, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.6 million and $0.02 million as of September 30, 2010 and 2009, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2010 at RMB 6.6981 to $1.00 as compared to RMB 6.8376 to US$1.00 at September 30, 2009. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2010 and September 30, 2009 were RMB 6.8214 and RMB 6.8452 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

To the extent that we need to convert U.S. dollars received in our May 2010 public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The PRC government imposes strict restrictions on PRC resident companies regarding converting RMB into foreign currencies and vice versa under capital account transactions, such as receiving equity investments from outside of the PRC, making equity investments outside of the PRC, borrowing money from or lending money outside of the PRC, and repaying debt or remitting liquidated assets and/or accumulated profits outside of the PRC. These transactions have to be approved by the relevant PRC government authorities, including but not limited to the commerce bureau, the tax bureau and the State Administration of Foreign Exchange, or SAFE, and have to be conducted at banks entrusted by the local SAFE branch. Kingtone Information has not conducted any foreign currency transactions during prior fiscal years since its inception. Softech was recently established and had not conducted any foreign currency transactions except for converting a relevantly small amount of foreign currency into RMB as registered capital pursuant to PRC regulations. In anticipation of this offering, we will invest or lend the proceeds as equity or loans into our PRC subsidiaries. As our business continues to grow, we may need to continuously finance our PRC subsidiaries by raising capital from outside of the PRC. The restriction on converting RMB into foreign currencies, and vice versa, may limit our ability to use capital resources from outside of the PRC. Such restrictions may also limit our ability to remit profits from our PRC subsidiaries outside of the PRC, therefore potentially limiting our ability to pay dividends to our shareholders. In addition, such restrictions will limit our ability to freely transfer temporary excess cash in our or our subsidiaries’ bank accounts in and out of the PRC, therefore limiting our ability to conduct cross-border cash management activities to optimize the utilization of our cash.

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one (1) ordinary share (or a right to receive one (1) ordinary share) deposited with principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having ADSs registered in your name in the Direct Registration System, or (ii) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our registered shareholders and you will not have direct shareholder rights. British Virgin Island’s law governs our direct shareholders’ rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to our registration statement filed on Form F-1. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payment of Taxes

Holders of our ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of a holder’s ADSs or allow withdrawal of the deposited securities represented by the ADSs until such taxes or other charges are paid. It may apply payments owed to the holder or sell deposited securities represented by the ADSs to pay any taxes owed and the holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

 On May 14, 2010, we completed our initial public offering of our ADSs at a price of $4.00 per ADS and listed our ADS on the Nasdaq Capital Market under the symbol “KONE.” We sold an aggregate of 4,000,000 ADSs, representing 4,0000,000 ordinary shares and generated net proceeds of approximately $14.6 million, after deducting underwriting discounts and other offering expenses. ROTH Capital Partners LLC acted as sole book-running manager of the offering and as representative for the underwriters.

                The registration statement on Form F-1 (File No. 333-166056) filed by us in connection with our initial public offering was declared effective on May 14, 2010. The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately $1.4 million, consisting of $0.8 million for underwriting discounts and commissions, and approximately $0.6 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates. As of the date of this annual report, we have invested the net proceeds in interest bearing accounts and have not specifically applied any of the net proceeds.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. Based on their evaluation, the our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2010, the Company's disclosure controls and procedures were effective and sufficient to ensure that we record, process, summarize and report information required to be disclosed by the Company in its periodic reports filed under the Securities and Exchange Commission's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation report of the registered public accounting firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2010 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Ms. Melody Shi qualifies as an audit committee financial expert. Our board of directors has determined that Ms. Shi meets the definition of an “independent director” under the applicable Nasdaq Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B.  CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-166056) and posted the code on our website at http://www.kingtoneinfo.com/en/overview/ethics.aspx.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by B&P for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F were $125,000 and $120,000 for the fiscal years ended September 30, 2010 and 2009, respectively.

Audit-Related Fees

The aggregate fees billed by our principal accountants for audit-related services were $132,500 and $128,961 for the fiscal years ended September  30, 2010 and 2009, respectively.

Tax Fees

We did not engage our principal accountants to provide tax or related services during the last two fiscal years.

All Other Fees

We did not engage our principal accountants to render services to us during the last two fiscal years, other than as reported above.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE.

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the Nasdaq Capital Market.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information specified in Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD.

By:	/s/ Peng Zhang
Peng Zhang
Chief Executive Officer

January 20, 2011

ITEM 19.  EXHIBITS.

EXHIBIT INDEX

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of Kingtone Wirelessinfo Solution Holding Ltd., dated March 25, 2010 and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*
English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*
English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*
English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*
English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Call Option Agreement dated December 15, 2009 by and among Xtra Heights Management Ltd., Sha Li and twelve shareholders of Kingtone Information Technology Co., Ltd.

4.7*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.8*	Term Sheet dated October 27, 2009 between Sha Li and certain shareholders of Kingtone Information Technology Co., Ltd.

4.9*
English translation of Material Purchase Contract dated April 30, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xi’an Product Petroleum Pipe Transportation Project Management Department of Shanxi Chemical Construction YanLian.

4.10*	Employment Agreement dated April 23, 2010 between the Company and Ying Yang.

4.11*	2010 Omnibus Incentive Plan of the Company

4.12	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.13	English translation of Lease Agreement dated September 30, 2010 between Shaanxi TechTeam Jinong Humid Acid Product Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

8.1
List of Subsidiaries

Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

11.1*	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a)..

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGES

Report of Independent Registered Public Accounting Firm	F-1

Consolidated and Combined Balance Sheets
as of September 30, 2010 and November 30, 2009	F-2

Consolidated and Combined Statements of Income and Comprehensive Income	F-3
for the Years Ended September 30, 2010, 2009 and 2008

Consolidated and Combined Statements of Cash Flows	F-4
for the Years Ended September 30, 2010, 2009 and 2008

Consolidated and Combined Statements of Stockholders’ Equity	F-5
for the Ten Months Ended September 30, 2010 and the Years Ended November 30, 2009 and 2008

Notes to the Consolidated and Combined Financial Statements	F-6 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated and combined balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2010 and November 30, 2009, the related consolidated and combined statements of income and comprehensive income, and cash flows for the years ended September 30, 2010, 2009 and 2008 and the related consolidated and combined statements of stockholders’ equity for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2a, in March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of income and comprehensive income and cash flows for the years ended November 30, 2009 and 2008 included Kingtone Information for the years ended September 30, 2009 and 2008. Therefore the Company is presenting its consolidated and combined statements of income and comprehensive income and cash flows for the years ended September 30, 2010, 2009 and 2008 instead of for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2010 and November 30, 2009, and the results of its operations and its cash flows for the years ended September 30, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Bernstein &Pinchuk LLP

New York, New York
January 20, 2011

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,	As of November 30,
	2010	2009
	(see note below)
ASSETS
Current assets
Cash and cash equivalents	$14,909	$344
Accounts receivable, net of allowance	6,650	2,353
Unbilled revenue	973	178
Due from related companies	120	-
Inventories, net	383	127
Other receivables and prepayments	771	1,012
Total Current Assets	23,806	4,014
Non-current assets
Property and Equipment, net	13,637	1,693
Deposit to purchase building	-	12,200
Intangible assets	630	-
Total Assets	$38,073	$17,907

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$575	$1,409
Advances from customers	371	1,398
Other payables and accruals	167	559
Taxes payable	3,421	601
Short-term loan	-	3,437
Amounts due to shareholder	-	200
Dividend payable	772	1,177
Total Current Liabilities	5,306	8,781

Commitments and contingencies

Stockholders' equity
Ordinary share ($.001 par value, 100,000,000 shares authorized, and 10,000,000 shares and 14,000,000 shares issued and outstanding)	$14	$10
Paid in capital	-	6,897
Additional paid in capital	21,915	216
Appropriated retained earnings	844	231
Unappropriated retained earnings	8,281	657
Accumulated other comprehensive income	1,713	1,115
Total Stockholders' Equity	32,767	9,126
Total Liabilities and Stockholders' Equity	$38,073	$17,907

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its variable interest entity (“VIE”), Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”).

See notes to the consolidated and combined financial statements

KINGTONG WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2010	2009	2008
		(see note below)	(see note below)
Revenues
Software	$11,272	$5,170	$987
Wireless system solution	3,234	6,070	3,299
- Related party	-	1,148
-Third Party	3,234	4,922	3,299
Total revenues	14,506	11,240	4,286
Cost of sales
Software	903	476	183
Wireless system solution	1,449	3,418	1,438
- Related party	-	765	-
-Third Party	1,449	2,653	1,438
Total cost of sales	2,352	3,894	1,621
Gross profit	12,154	7,346	2,665

Operating expenses
Selling and marketing expenses	341	350	301
General and administrative expenses	1,635	537	355
Research and development expenses	179	139	79
Total Operating expenses	2,155	1,026	735
Income from operations	9,999	6,320	1,930

Other income(expense)
Subsidy income	44	307	163
Interest expense	(218)	(340)	(531)
Other income (expense)	20	(55)	(356)
Total other income (expense)	(154)	(88)	(724)
Income before income tax expenses	9,845	6,232	1,206
Income tax expenses	1,608	935	191
Net income	$8,237	$5,297	$1,015
Other comprehensive income
Foreign currency translation gain	598	22	544
Comprehensive income	$8,835	$5,319	$1,559

Earnings per ordinary share:
Basic and Diluted	$0.71	$0.53	$0.10

Weighted average number of ordinary shares outstanding
Basic and Diluted	11,527,473	10,000,000	10,000,000

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of income and comprehensive income for the years ended November 30, 2009 and 2008 included Kingtone Information for the years ended September 30, 2009 and 2008. Therefore the Company is presenting its consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010, 2009 and 2008 instead of for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2010	2009	2008
		(see note below)	(see note below)
Cash flows from operating activities
Net income	$8,237	$5,297	$1,015

Depreciation and amortization	225	129	121
Disposal of fixed assets	-	-	197
Subsidiary income recognized from deferred government grant	-	(50)	-
Share-based compensation expense	302	-	-

Changes in operating assets and liabilities
Accounts receivable	(4,170)	(1,851)	(391)
Unbilled revenue	(778)	(177)	-
Other receivables and prepayments	257	(234)	(50)
Inventories	(249)	150	(43)
Tax payable	2,756	601	(159)
Accounts payable	(848)	1,092	30
Advance from customers	(1,037)	(1,424)	(633)
Other payables and accruals	(394)	467	(54)
Deferred government grant	-	-	48
Net cash provided by operating activities	4,301	4,000	81

Cash flows from investing activities
Purchases of vehicles and office equipment	(308)	(24)	(644)
Prepayment to purchase building	-	(12,186)	-
Net cash used in investing activities	(308)	(12,210)	(644)

Cash flows from financing activities
Proceeds in short-term bank loan	-	3,432	3,544
Repayment of short-term bank loan	(3,445)	(3,681)	(6,779)
(Payment)/Collection in amounts due from related-party companies	(118)	11,335	4,249
Repayment of loan from non-related companies	-	-	(2,088)
Collection from loan to non-related companies	-	-	582
Receipt/(Repayment) in amounts due to shareholders	(200)	200	-
Proceeds from issuance of shares	14,503	10	1,055
Dividend paid to shareholders	(422)	(2,751)	-
Net cash provided by financing activities	10,318	8,545	563

Effect of exchange rate changes on cash and cash equivalents	254	-	2

Net increase in cash and cash equivalents	14,565	335	2
Cash and cash equivalents at beginning of year	344	9	7
Cash and cash equivalents at end of year	$14,909	$344	$9

Supplemental disclosure of cash flow information
Interest paid	$218	$340	$531
Income taxes paid	$92	$215	$495

Note: in March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of cash flows for the years ended November 30, 2009 and 2008 included Kingtone Information for the years ended September 30, 2009 and 2008. Therefore the Company is presenting its consolidated and combined statements of cash flows for the years ended September 30, 2010, 2009 and 2008 instead of for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional paid-in	Appropriated Retained	Unappropriated Retained	Comprehensive	Total stockholders’
	No. of share	Amount	capital	capital	earnings	earnings	income	equity

Balance at November 30, 2007	-	$-	$6,034	$-	$30	$(1,527)	$549	$5,086
Net income for the year	-	-	-	-	-	1,015	-	1,015
Share contribution	-	-	863	216	-	-	-	1,079
Transfer to statutory reserves	-	-	-	-	32	(32)	-	-
Foreign currency translation gain	-	-	-	-	-	-	544	544

Balance as of November 30, 2008	-	$-	$6,897	$216	$62	$(544)	$1,093	$7,724
Share contribution	10,000,000	10	-					10
Net income for the year	-	-	-	-	-	5,297	-	5,297
Payment of dividends	-	-	-	-	-	(4,096)	-	(4,096)
Transfer to statutory reserves	-	-	-	-	169		-	169
Foreign currency translation gain	-	-	-	-	-	-	22	22

Balance as of November 30, 2009	10,000,000	10	6,897	216	231	657	1,115	9,126
Issuance of ordinary shares in form of American Depositary Shares	4,000,000	4	-	14,500				14,504
Share-based compensation				302				302
Net income for the year	-	-	-	-	-	8,237	-	8,237
Effect of reorganization	-	-	(6,897)	6,897	-		-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	14,000,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) was incorporated in the British Virgin Islands on October 27, 2009 under the name of Reizii Capital Management Limited.  It has wholly-owned subsidiaries and a variable interest entity (“VIE”).  Its wholly-owned subsidiaries include: Topsky Info-tech Holdings Pte Ltd. (“Topsky”), which was established in Singapore on November 3, 2009, and Xi’an Softech Co., Ltd. (“Softech”), which was established on November 27, 2009 in Xi’an, Shaanxi Province, China by Topsky.  Its VIE is Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001. Kingtone Wireless and its wholly-owned subsidiaries and VIE together are referred to as the “Company”.

Kingtone Wireless’ controlling shareholder since its inception, October 27, 2009, also owned more than 50% of Kingtone Information since its inception, December 28, 2001. On December 15, 2009, Kingtone Wireless through one of its subsidiaries, Softech, entered into a series of agreements (the “Restructuring Agreements”) with Kingtone Information for it to qualify as a VIE and to meet foreign ownership limitations established by the People Republic of China (the “Reorganization”).  The Restructuring Agreements are as follows:

Entrusted Management Agreement

Pursuant to the terms of a certain Entrusted Management Agreement dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the “Entrusted Management Agreement”), Kingtone Information and its shareholders agreed to entrust the operations and management of  its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information's cash flows through an entrusted bank account, is entitled to Kingtone Information's net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement will remain in effect until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Exclusive Technology Service Agreement

Pursuant to the terms of a certain Exclusive Technology Service Agreement dated December 15, 2009 between Kingtone Information and Softech (“the Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agreed to pay Softech all fees payable for technologies services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agreed that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of a certain Shareholders’ Voting Proxy Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appointed Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agreed that it shall maintain a board of directors the composition of which will be the members of the board of directors of Kingtone Wireless, except those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement dated December 15, 2009 among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, current PRC law does not allow foreigners to hold equity interests in a PRC entity that engages in business dealings with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or by 30 days written notice by Softech.

Equity Pledge Agreement

Pursuant to the terms of a certain Equity Pledge Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Pledge Agreement”), the shareholders of Kingtone Information pledged all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of Softech's rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Service Agreement, the Shareholders’ Voting Proxy Agreement and the Exclusive Option Agreement. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Softech's prior written consent. The Pledge Agreement may be terminated only upon the written agreement of the parties.

Call Option Agreements between Xtra Heights Management Ltd. and Certain Shareholders of Kingtone Information

In connection with the Reorganization, twelve individual shareholders (listed below) of Kingtone Information (individually a “Purchaser” and collectively the “Purchasers”) each entered into a Call Option Agreement (collectively the “Call Option Agreements”) with Xtra Heights Management Ltd., a corporation incorporated under the laws of the British Virgin Islands (“Xtra”)   and its sole shareholder Sha Li (collectively the “Seller”) dated as of December 15, 2009. Pursuant to the terms and conditions of the Call Option Agreements, the Purchasers are entitled to purchase up to an aggregate of 6,806,250 ordinary shares of the Company from the Seller at a price of $0.001 per share. Specifically, (i) if the Purchasers enter into an employment agreement to serve for Softech for a term of not less than five years, the Purchasers are entitled to purchase up to 3,403,125 ordinary shares from the Seller; (ii) if Softech achieves not less than $500,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2010, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; (iii) if Softech achieves not less than $1,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2011, the Purchasers are entitled to purchase up to 1,361,250 ordinary shares from the Seller; and (iv) if Softech achieves not less than $2,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2012, the Purchasers are entitled to purchase up to 680,625 ordinary shares from the Seller. Under the Call Option Agreements, the Seller also irrevocably appoints each corresponding Purchaser with the exclusive right to exercise, on its behalf, all of the voting rights of the Seller’s shares. Additionally, the Call Option Agreements grant the Purchasers the right to all distributions made by us, including without limitation, dividends, in respect of the Seller’s shares.

The Purchasers entered into the Call Option Agreements upon terms substantially similar to the terms set forth in that certain Term Sheet, dated October 27, 2009, between the Purchasers and Ms. Sha Li.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

As a result of these contractual arrangements, Kingtone Wireless is able to exercise control over Kingtone information and was entitled to substantially all of the economic benefits of Kingtone information through its subsidiary, Softech. Therefore, Kingtone Wireless consolidates Kingtone Information in accordance with ASC 810-10, “Consolidation of Variable Interest Entities”) since the date of the Reorganization. The controlling shareholder also controlled Kingtone Wireless and Kingtone Information before and after the Reorganization, therefore the Reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests.

On December 17, 2009, Reizii Capital Management Limited changed its name to Kingtone Wirelessinfo Solution Holding Ltd.

On March 23, 2010, the board of directors of Kingtone Wireless resolved to change the fiscal year end of Kingtone Wireless and its wholly-owned subsidiaries, Topsky and Softech, from November 30th to September 30th so they have the same fiscal year end as Kingtone Information.

On May 14, 2010, the Company completed the initial public offering of its American Depositary Shares (“ADSs”) at a price of $4.00 per ADS and listed its ADS on the Nasdaq Capital Market under the symbol “KONE.” The Company sold an aggregate of 4,000,000 ADSs, representing 4,000,000 ordinary shares and received net proceeds of approximately $14.5 million, net of underwriting discounts and other offering expenses.

The Company is principally involved in developing and implementing mobile enterprise solutions for its customers in a broad variety of sectors and industries to improve its operating efficiency by facilitating mission-specific field and long-distance information management in wireless environments through its VIE, Kingtone Information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated and combined financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements are solely those of Kingtone Information for the fiscal years ended September 30, 2008 and 2009 and for the subsequent period ended October 26, 2009, and then they are combined with Kingtone Wireless and its subsidiaries through the date of the Reorganization, December 15, 2009, and they are consolidated with Kingtone Wireless and its subsidiaries following the date of the Reorganization. The consolidated and combined financial statements as of September 30, 2010 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. The Company had no operations other than the operations of Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of income and comprehensive income and cash flows for the years ended November 30, 2009 and 2008 included Kingtone Information for the years ended September 30, 2009 and 2008. Therefore the Company is presenting its consolidated and combined statements of income and comprehensive income and cash flows for the years ended September 30, 2010, 2009 and 2008 instead of for the ten months ended September 30, 2010 and the years ended November 30, 2009 and 2008.

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiary, Softech and Kingtone Information, is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

For financial reporting purposes, the financial statements of the Company’s PRC subsidiary which are prepared using the RMB, are translated into Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and stockholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

The exchange rates applied are as follows:

	2010	2009	2008
RMB exchange rate at balance sheets dates,	6.6981	6.8376	6.8551
Average RMB exchange rate for each period	6.8214	6.8452	7.1106

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(c) Use of estimation

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made. Significant estimates and judgments made by the management include: (i) estimates of profits and losses on contracts in process; (ii) accrual of estimated liabilities; and (iii) contingencies and litigation. However actual results could differ from those estimates.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held with banks. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(e) Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories

Inventories consist of raw materials, finished goods, and work-in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

Where there is evidence that the market value of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, a provision is accrued for the difference with charges to cost of goods sold.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

(g) Property and equipment

The Company states plant and equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with 5% residual value.

Estimated useful lives of property and equipment:

Useful Life
Property and improvements	20-35 years
Transportation equipment	5 years
Office equipment	5 years
Furniture	5 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, and it capitalizes major additions and betterment to buildings and equipment.

Impairment of long-lived assets

The Company applies the Accounting Standards Codification (“ASC”) No. 360-10 “Property, plant and equipment”, ASC NO. 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no events or changes in circumstances that necessitated a review of impairment of long-lived assets as of September 30, 2010 and November 30, 2009.

(h) Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid-in capital or registered capital, after which further appropriation will be at the directors’ recommendation.

(i) Revenue recognition

Revenues consist primarily of sales of wireless system software service solutions and other customized software with support contracts. The Company recognizes revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonable assured (3) the fee is fixed or determinable, and (4) collectability is probable.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

The Company generally provides wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods generally range from two months to one year in length. The Company recognizes income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the ASC No. 605 -35 “Construction-Type and Production-Type Contracts” and ASC No. 985 - 605 “Software Revenue Recognition”.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, the Company follows ASC No. 605-35. The Company will recognize as revenues costs associated with unapproved change orders or claims to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, the Company has not experienced significant unapproved change orders in the past.

The software contracts generally provide for post-contract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in ASC No. 985-605-25-71 as follows:

•	PCS is included in the total contract price;

•	PCS is for one year or less;

•	estimated costs are insignificant;

•	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent; and

•	the contract does not include any service elements that are accounted for separately.

All other services are provided under separate agreements and fee arrangements and the related revenue is recognized over the period the services are provided.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date.

The Company presents all sales revenue net of a value-added tax (“VAT”) or a sales tax.

The Company's PRC subsidiary and VIE are subject to business tax on revenues related to certain types of services at various rates. Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized.

Cost of Sales

When the criteria for revenue recognition have been met, costs incurred are recognized as cost of sales. Cost of sales (exclusive of depreciation and amortization) primarily includes the cost of the hardware purchased from the third parties, the labor costs of those responsible for the software development and project implementation and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

The Company is responsible for the cost of providing a warranty. In the past warranty costs have been insignificant.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

(j) Research and development costs

Research and development costs include salaries, consultant fees, supplies and materials, as well as costs related to other overhead expenses such as depreciation, facilities, utilities and other R&D departmental expenses. Research and development costs are expensed as incurred in performing research and development activities in accordance with ASC No. 730-10-5, Accounting for Research and Development Costs.

 (k) Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. The Company incurred no advertising expenses in each of the periods presented.

(l) Share-based compensation

Share options granted to employees and independent directors are accounted for under ASC 718, "Share-Based Payment". In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. All grants of share options to employees classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Company has elected to recognize compensation expenses using the Black-Scholes-Merton (BSM) option-pricing model estimated at the grant date based on the award’s fair value and is recognized as expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method).

Restricted stock units (RSUs) are measured based on the fair market values of the underlying stock on the dates of grant. Shares are issued on the vesting dates net of the statutory withholding requirements to be paid by the Company on behalf of its employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding. Also, the Company recognizes stock-based compensation using the graded vesting attribution method.

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, "Equity based" payment to non-employees. For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

(m) Taxation

a)	Income tax

i).
The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).
Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2010, 2009 and 2008. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).
The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC was changed from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 to December 31, 2009 on the basis of being a high-tech company.

	For the years ended September 30,
	2010	2009	2008
	US$(’000)	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%	25%
Taxable income	9,861	6,232	1,206
Computed expected income tax expense	2,465	1,558	302
Non-deductible expenses	—	—	4
Effect of tax holidays	(857)	(623)	(115)
Income tax expenses	1,608	935	191

b)	Value-added tax and business tax

PRC Value-added Tax

The Company’s products are only sold in the PRC and therefore are generally subject to a Chinese VAT at a rate of 17%. The VAT may be offset by VAT the Company pays on raw materials and other materials included in the cost of producing its finished product. Accrued VAT payables are subject to a 10% surtax, which includes urban maintenance and construction taxes and additional education fees.

PRC Business Tax

Revenues from services provided by Kingtone Information are subject to a PRC business tax of 5% for software solution and 3% for wireless system solution, with a surtax of 0.5%. Kingtone Information pays business tax on gross revenues.

c)	Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

d)	Uncertain tax positions

The Company adopted ASC No. 740-10 “Income Taxes”, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the yeas ended September 30, 2010, 2009 and 2008, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

(n) Comprehensive income

Accumulated other comprehensive income, as presented on the accompanying consolidated and combined balance sheets are the cumulative foreign currency translation adjustments.

(o) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with ASC No. 450-10, “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(p) Fair value measurements

The carrying amounts of cash and cash equivalents, accounts receivable from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.

The Company adopted ASC No. 820 Fair Value Measurements and Disclosures on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the combined financial statements on a recurring basis (at least annually). ASC No. 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has not adopted ASC No. 820-10 for non-financial assets and non-financial liabilities, as these items are not recognized at fair value on a recurring basis.

ASC No. 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC No. 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC No. 820-10 establishes three levels of inputs that may be used to measure fair value:

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(q) Segment reporting

 The Company follows ASC No. 280, "Segment Reporting". The Company's chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company's long-lived assets are substantially all located in the PRC and substantially all the Company's revenues are derived from within the PRC, no geographical segments are presented.

(r) Significant risks

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2010 and November 30, 2009, US$13,758,000 and US$134,000, respectively, were deposited with major financial institutions located in the PRC and US$1,151,000 and $210,000, respectively, were deposited with major financial institutions located in Singapore. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

Business, political and economic risks

The Company participates in a relatively young and dynamic industry that is heavily reliant and also susceptible to complementary and/or competitive technological advancements. The Company believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, result of operations or cash flows:

(i)	Business Risk.

Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Company's services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Company's services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

(ii)	Political, economic and social uncertainties.

The Company's operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

(iii)	Regulatory restrictions.

The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, the Company's subsidiary, Softech is currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIEs, which holds the licenses and permits that are required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company's customers' content which could also materially impact the Company's ability to generate revenue.

Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in Renminbi (“RMB”). The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or any other China foreign exchange regulatory body which require certain supporting documentation in order to affect the remittance.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

(s) Earnings per share (“EPS”)

EPS is calculated in according with ASC No. 260 “Earning per share”. Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, forward contract, warrants to purchase common stock, contingently issuable shares, common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into common stock. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

(t) Recently issued accounting standards

In July 2010, the FASB issued Accounting Standards Update 2010-20 which amended “Receivables” (Topic 310). ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company is currently assessing its implementation of this new guidance, but does not expect a material impact on the Company’s consolidated and combined financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“ASC Topic 855”), which is effective for interim or annual financial periods ending after June 15, 2009. ASC Topic 855 establishes general standards of accounting and disclosure of events that occur after the balance sheet but before financial statements are issued or are available to be issued. However, since the Company is a public entity, management is required to evaluate subsequent events through the date that financial statements are issued and disclose the date through which subsequent events have been evaluated, as well as the date the financial statements were issued. ASC Topic 855 was adopted since its interim period ended June 30, 2009.

In February 2010, the FASB issued ASU No. 2010-09 which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. This amendment shall be applied prospectively for interim or annual financial periods ending after June 15, 2010. Management does not believe the adoption will have a material effect on the Company’s financial statements.

During 2009 and 2010, the FASB has issued several ASU’s – ASU No. 2009-02 through ASU No. 2010-13. Except for ASU’s No. 2010-09 and ASU’s No. 2010-20 discussed above, the ASU’s entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore have minimal, if any, impact on the Company.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Accounts receivable	6,699	2,401
Less: allowance for doubtful accounts	(49)	(48)
	6,650	2,353

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

As of September 30, 2010 and November 30, 2009, all accounts receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 4. UNBILLED REVENUE

Unbilled revenue consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Unbilled revenue	973	178
	973	178

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year.

NOTE 5. AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Jinong High-Tech Agriculture Model Park, Inc.	116	—
Xi'an Ding Tian Investment Holding Group Ltd	4	—
	120	—

 These related parties are directly or indirectly owned and controlled by Tao Li, the Chairman of the Company. The Company provided short-term financing to these parties. The balance due from Xi'an Ding Tian Investment Holding Group Ltd as of September 30, 2010 was paid off by December 2010. The balance due from Jinong High-Tech Agriculture Model Park, Inc will be paid off by January 2011.

NOTE 6. INVENTORIES, NET

Inventories consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Raw material	181	15
Finished goods	55	25
Project-in-progress	147	87
	383	127

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2010 and November 30, 2009, the Company determined that no allowance for obsolescence was necessary.

NOTE 7. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Advances to employees	361	182
Deposits on projects	101	140
Prepayment to suppliers	309	690
	771	1,012

NOTE 8. DEPOSIT TO PURCHASE BUILDING

Deposit to purchase building consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Deposit to purchase building	—	12,200
	—	12,200

Deposit to purchase building was an upfront payment to a property owner for purchasing a building for the Company’s research and development center. The consideration has been fully paid and the title to the property was transferred to the Company as of September 30, 2010.

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Buildings and improvements	14,117	2,078
Vehicles	88	—
Other equipment and devices	342	285
	14,547	2,363
Less: accumulated depreciation	(910)	(670)
	13,637	1,693

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

For the years ended September 30, 2010, 2009 and 2008, depreciation expenses were US$222,000, US$129,000 and US$121,000, respectively.

NOTE 10. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Land-use rights	633	—
Less: accumulated amortization	(3)	—
	630	—

Amortization expense for the year ended September 30, 2010 was $3,000. There were no amortization expenses for the years ended September 30, 2009 and 2008, respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years are as follows:

US$ (‘000)
September 30, 2011	17
September 30, 2012	17
September 30, 2013	17
September 30, 2014	17
September 30, 2015	17
Total:	85

NOTE 11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Payable to third-party suppliers	575	1,409
	575	1,409

 The accounts payable to third-party suppliers are mainly for raw materials purchase.

NOTE 12. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Advance from third-party customers	371	1,398
	371	1,398

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according payment schedules in the sales contracts.

NOTE 13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:
	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Accrued employee benefits	14	497
Accrued payroll	—	16
Deposits from suppliers	51	46
Other payables	102	—
	167	559

Accrued employee benefits include the withholding individual tax on the dividends paid to individual shareholders in fiscal year 2009 in accordance with PRC tax regulation.

NOTE 14. TAXES PAYABLE
	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
VAT payable	64	26
Enterprise Income tax payable	1,958	422
Other taxes payable	1,399	153
	3,421	601

NOTE 15. AMOUNTS DUE TO SHAREHOLDER

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Amounts due to shareholder	—	200
	—	200

In November 2009, Mr. Li, the Chairman of the Company, loaned Topsky $200,000 with no interest for its initial working capital. The loan was fully paid off on September 13, 2010.

NOTE 16. SHORT-TERM BANK LOAN

		As of September 30, 2010	As of November 30, 2009
		US$(’000)	US$(’000)
Bank Name	Interest rate

Xi'an Commercial Bank	Monthly interest rate 0.6638% initially, adjustable in line with basic interest rate announced by PBOC.	—	3,437
		—	3,437

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

The interest rate was 8% per annum and was secured by a guarantee granted by a third party and Tao Li, and pledged by another third party with two land use rights valued as RMB114,709,735. The Company repaid the loan on July 6, 2010. The interest expenses from these short-term loans were $218,000, $340,000 and $531,000 for the years ended September 30, 2010, 2009 and 2008, respectively.

NOTE 17. DIVIDEND PAYABLE

	As of September 30, 2010	As of November 30, 2009
	US$(’000)	US$(’000)
Dividend due to shareholders	772	1,117

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 18. RELATED PARTY TRANSACTIONS

	For the years ended September 30,
	2010	2009	2008
	US$(’000)	US$(’000)	US$(’000)
Sales to related parties:
Xi’an TechTeam Humic Acid Productions Co., Ltd.	—	1,148	—
	—	1,148	—

Xi’an TechTeam Humic Acid Productions Co., Ltd., which is a subsidiary of China Green Agricultural Co., Inc. (CGA), a company under common control with the Company, received products from the Company at a consideration of US$1,148,000 in the year ended September 30, 2009 and the payment was fully received. There were no other sales from related parties for the year ended September 30, 2010.

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065,  People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman.  The Group Company later leased these offices to CGA for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with the VIE. According to the new lease agreement, the monthly rent is approximately $1,600 (RMB 10,800).

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term. Such amount is immaterial.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 19. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 15.5% , 44.7% and 57% of total sales for the years ended September 30, 2010, 2009 and 2008, respectively. The outstanding accounts receivable balance for this customer is 21.8% and 64.4% of the total accounts receivable balance as of September 30, 2010 and November 30, 2009, respectively.

Two vendors each accounted for over 10% of the total purchases for the year ended September 30, 2010. No vendor accounted for over 10% of the total purchases for the years ended September 30, 2009 and 2008.

NOTE 20. COMMITMENTS AND CONTINGENCIES

 The Company has one VIE as of September 30, 2010. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company's current ownership structure or the contractual arrangements with the VIE is remote based on current facts and circumstances.

On December 18, 2009, the VIE entered into a two-year financial guarantee with Xi’an Taiyigong Credit Union to guarantee the payment obligations of a third party’s short-term loan of RMB4,400,000.

NOTE 21. SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company's business, its board of directors and its shareholders approved and adopted an Omnibus Incentive Plan in April 2010 (the "2010 Plan"). Under the 2010 Plan, the Company may grant options or restricted award to its employees, directors and consultants to purchase an aggregate of no more than 1,500,000 ordinary shares of the Company, subject to different vesting requirements. The 2010 Plan will be administered by the Compensation Committee (the "Plan Administrator"). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

All options granted under the 2010 Plan have a term of ten years from the option grant date and vest according to the terms and conditions set forth in each respective grant agreement. On May 14, 2010, the Company granted 180,000 options, to a combination of employees and directors of the Company at an exercise price of US$4.00. The Company did not grant any equity awards for the year ended September 30, 2009. As of September 30, 2010, options to purchase 180,000 of ordinary shares were outstanding. On May 14, 2010, the Company also granted 100,000 restricted shares to an officer with 1/2 to be vested on April 23, 2011 and 1/2 to be vested on April 23, 2012.

The Black-Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The Company's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The Company calculated the estimated fair value of the options on the grant date (May 14, 2010) with the following assumptions:

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

May 14, 2010
Risk-free interest rates	1.63%
Expected term	2 years
Expected volatility	90%
Expected dividend yield	0%
Fair value of underlying ordinary share (per share) (*)	US$3.94
(* there is no trade on the grand date, this represented initial public offering close price)

The Company recognized compensation cost for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expense for options was $179,000 for the year ended September 30, 2010. There was no share-based compensation expense for options for the years ended September 30, 2009 and 2008.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grand date which was $3.94 based on the graded vesting attribution method. The share-based compensation expense for restricted shares was $123,000 for the year ended September 30, 2010. There was no share-based compensation expense for restricted shares for the years ended September 30, 2009 and 2008.

NOTE 22. STATUTORY RESERVES

Under PRC law, Softech and Kingtone Information are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The entities are required to allocate at least 10% of their after tax profits on individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the entity. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of September 30, 2010 and November 30, 2009, the Company had appropriated US$844,000 and US$231,000, respectively in its statutory reserves.

NOTE 23. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the Nasdaq Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. As of September 30, 2010, there were 14,000,000 ordinary shares issued and outstanding.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except shares and per share amount)

NOTE 24. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2010	2009	2008

Numerator used in basic net income per share:
Net income	$8,237,000	$5,297,000	$1,015,000
Shares (denominator):
Weighted average ordinary shares outstanding	11,527,473	10,000,000	10,000,000
Weighted average ordinary shares outstanding used in computing diluted earnings per ordinary share	11,527,473	10,000,000	10,000,000

Earnings per ordinary share- basic and diluted	$0.71	$0.53	$0.10

As of September 30, 2010, the Company had 100,000 restricted shares and 180,000 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

 NOTE 25. SUBSEQUENT EVENTS

 Management has considered all events and transactions that occurred after September 30, 2010 and through the date of the financial statements are issued, and has determined that the Company did not have any material subsequent events that require adjustment to or disclosure in the consolidated and combined financial statements during this period.