Form 20-F
period 2011-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2012-01-04
CIK 1487839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

 (Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

British Virgin Islands	3rd Floor, Borough A, Block A. No.181, South Taibai Road Xi’an, Shaanxi Province People’s Republic of China 710065
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ms. Li Wu

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province
People’s Republic of China 710065
Tel: (86) 29-88266368
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share American Depositary Shares, each representing one Ordinary Share	None NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 14,050,000 Ordinary Shares, including 7,143,750 Ordinary Shares represented by 7,143,750 American Depositary Shares outstanding as of September 30, 2011.

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

•	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $0.001 per share;

•	References to a particular “fiscal” year, such as “fiscal 2010”, are to our fiscal year ended on September 30, of that year

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

TABLE OF CONTENTS

Part I			5

Item 1.		Identity of Directors, Senior Management and Advisers.	5

Item 2.		Offer Statistics and Expected Timetable.	5

Item 3.		Key Information.	5

	A.	Selected Financial Data.	5

	B.	Capitalization and Indebtedness.	7

	C.	Reasons for the Offer and Use of Proceeds.	7

	D.	Risk Factors.	7

Item 4.		Information on the Company.	30

	A.	History and Development of the Company.	30

	B.	Business Overview.	31

	C.	Organizational Structure.	44

	D.	Property, Plants and Equipment.	47

Item 4A.		Unresolved Staff Comments.	47

Item 5.		Operating and Financial Review and Prospects.	47

	A.	Operating Results.	47

	B.	Liquidity and Capital Resources.	63

	C.	Research and Development, Patents and Licenses, etc.	63

	D.	Trend Information.	63

	E.	Off-balance Sheet Arrangements.	64

	F.	Tabular Disclosure of Contractual Obligations.	64

Item 6.		Directors, Senior Management and Employees.	64

	A.	Directors and Senior Management.	64

	B.	Compensation.	66

	C.	Board Practices.	70

	D.	Employees.	73

	E.	Share Ownership.	74

Item 7.		Major Shareholders and Related Party Transactions.	75

	A.	Major Shareholders.	75

	B.	Related Party Transactions. Business Relationships.	75

	C.	Interests of Experts and Counsel.	77

Item 8.		Financial Information.	77

	A.	Consolidated Statements and Other Financial Information.	77

	B.	Significant Changes.	78

Item 9.		The Offer and Listing.	78

	A.	Offer and Listing Details.	78

	B.	Plan of Distribution.	79

	C.	Markets.	79

	D.	Selling shareholders.	79

	E.	Dilution.	79

	F.	Expenses of the issue.	79

Item 10.		Additional Information.	79

	A.	Share Capital.	79

	B.	Memorandum and Articles of Association	79

	C.	Material Contracts.	79

	D.	Exchange Controls.	80

	E.	Taxation.	84

	F.	Dividends and Paying Agents.	91

G.	Statement by Experts.	91

H.	Documents on Display.	91

I.	Subsidiary Information.	92

PART I

 ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries (“Kingtone Wireless”, “we”, “us”, or “the Company”) and Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”), which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001, are under common control from the earliest date presented. On October 27, 2009, we were incorporated with a fiscal year end of November 30, and on December 15, 2009, we consummated a number of related transactions to acquire contractual control of Kingtone Information (the “Reorganization”). The selected financial data are solely those of Kingtone Information for the fiscal years ended September 30, 2007, 2008 and 2009, and then they are combined with Kingtone Wireless through December 15, 2009, the date of the Reorganization, and they are consolidated with Kingtone Wireless following the date of the Reorganization.

In March 2010, we changed our fiscal year end from November 30 to September 30 to have the same fiscal year end as Kingtone Information. As we and our wholly-owned subsidiaries had no operations from October 1, 2009 to November 30, 2009, except for our initial capitalization and our preparation for our initial public offering, the statements of income and comprehensive income for the years ended September 30, 2009, 2008 and 2007 are the same as those for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.

The selected financial data for fiscal years 2011, 2010, 2009 and 2008 have been derived from our audited consolidated and combined financial statements. The selected financial data for our fiscal year ended September 30, 2007 have been derived from our books and records and is unaudited. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

For the Years Ended September 30,
	2011	2010	2009	2008	2007
	Audited	Audited	Audited	Audited	Unaudited
	Consolidated	Consolidated and Combined
	($ in Thousands, Except per Share Data)
Total revenues	$6,337	$14,506	$11,240	$4,286	$4,012
Cost of sales	3,408	2,352	3,894	1,621	2,972
Gross profit	2,929	12,154	7,346	2,665	1,040
Operating expenses:
Selling and marketing expenses	629	341	350	301	239
General and administrative expenses	3,276	1,635	537	355	644
Research and development expenses	311	179	139	79	0
Total operating expenses	4,216	2,155	1,026	735	883
Operating (loss) income	(1,287)	9,999	6,320	1,930	157
Subsidy income	—	44	307	163	—
Interest expense	—	(218)	(340)	(531)	(608)
Interest income	162	—	—	—	—
Other income (expense), net	120	20	(55)	(356)	—
(Loss) Income before income tax expense	(1,005)	9,845	6,232	1,206	(451)
Income tax expenses	32	1,608	935	191	—
Net (loss) income	$(1,037)	$8,237	$5,297	$1,015	$(451)
Other comprehensive income
Foreign currency translation gain	676	598	22	544	267
Comprehensive (loss) income	$(361)	$8,835	$5,319	$1,559	$(184)
(Loss) Earnings per share:
Basic and Diluted	$(0.07)	$0.71	$0.53	$0.10	$(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted	14,050,000	11,527,473	10,000,000	10,000,000	10,000,000

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Balance Sheets Data

	As of September 30,		As of November 30,
	2011	2010	2009	2008	2007
	Audited	Audited	Audited	Audited	Unaudited
	Consolidated	Consolidated
		($ in Thousands)
Cash and cash equivalents	8,749	14,909	344	9	7
Total current assets	20,465	23,806	4,014	12,884	17,360
Total assets	36,519	38,073	17,907	14,677	18,687
Advances from customers	368	371	1,398	2,817	3,168
Dividend payable	788	772	1,117	—	—
Total current liabilities	3,797	5,306	8,781	6,953	13,601
Total shareholders’ equity	32,722	32,767	9,126	7,724	5,086
Total liabilities and shareholders’ equity	36,519	38,073	17,907	14,677	18,687

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

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2011, we faced significant competition from both established and emerging software companies which contributed to the decline in our revenues and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•  other Chinese wireless data communication and exchange software application and service providers, such as Beijing Silu Innovation Technology Co., Ltd. and Cyber Technologies (Suzhou) Co., Ltd.;
•  other Chinese software developers and IT service providers, that may decide to add wireless data communication and exchange programming capability;
•  telecommunication equipment producers and suppliers; and
•  multi-national service providers

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

We may be unable to effectively manage our anticipated rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

In fiscal 2011, we experienced a significant decline in total revenues, as our software business faced increased competition.  However, prior to 2011, we experienced rapid growth in our application implementations and revenues. Our sales grew to $14.51 million in fiscal 2010 from $11.24 million in fiscal 2009. With the forecasted increased market demand for wireless information management applications created by the deployment of 3G networks and despite our 2011 results, we anticipate rapid growth and so we are actively developing our business and expanding our workforce to pursue existing and potential market opportunities.

Our anticipated growth could place a significant strain on our management personnel, system and resources. To accommodate our anticipated growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. Moreover, as we introduce new solutions or services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar or cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these problems associated with growth, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, Ms. Li Wu, our chief financial officer, Mr. Chen, vice president of application development, and Ms. Wei Zhang, vice president of sales and marketing to run our business operations. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

 If Mr. Li’s other professional duties interfere or conflict with his duties for our company, our business, results of operations and financial condition could be materially and adversely affected.

Mr. Li, our chairman, currently serves as the chairman and chief executive officer of China Green Agriculture, Inc. (“CGA”), a producer of humic acid based compound fertilizer in the PRC whose common stock is listed on the New York Stock Exchange. Mr. Li’s duties as chairman and chief executive officer of CGA require the devotion of a substantial amount of his professional time and attention. Li currently devotes approximately 70% of his professional time to his duties for CGA. Similarly, our success and the execution of our growth strategy will require his significant efforts and the devotion of a substantial amount of his professional time and attention. If the performance of his duties on behalf of CGA interferes or conflict with his duties as chairman of our company, we may not be able to achieve our anticipated growth and our business, results of operations and financial condition could be materially adversely affected.

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

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and related service offerings, enhance our existing software applications and related service offerings and achieve market acceptance of our software applications and service offerings. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s wireless telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent introductions of new services and solutions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 3G standard and technologies, and to develop or acquire and integrate new technologies into our software solutions and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

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

Weaknesses In Our Internal Controls Over Financial Reporting or Disclosure Controls and Procedures May Have A Material Adverse Effect On Our Business, The Price Of Our ADSs,, Operating Results And Financial Condition.

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures, management concluded that as of September 30, 2011, our disclosure controls and procedures were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2011. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Mr. Tao Li, our chairman, beneficially owns and has voting control over approximately 47.9% of our ordinary shares, and our officers and directors as a group beneficially own and have voting control over an aggregate of approximately 49.4% of our ordinary shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2011 and 2010, our five largest customers accounted for 27.0% and 11.9% of our total sales, respectively, and our largest customer - Shaanxi Yanchang Petroleum Group accounted for approximately 20.0% and 15.2% of our total sales during such periods, respectively.  As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

    Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2011 and 2010, our outstanding accounts receivable were $9.4million and $6.7million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 27.6% and 21.8% of the total accounts receivable balance as of September 30, 2011 and 2010, respectively.  As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Risks Related to Doing Business in China

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

    Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Kingtone Information is qualified as a “high-technology enterprise” until 2014 and therefore it has benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013 under the New EIT Law and the Implementing Rules. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise”, or if the refund of the value-added taxes ceases to apply, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations .

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
•  Sales of additional ADSs by us or our shareholders in the future;
•  Trading volume of our ADSs;
• Fluctuations in the exchange rate between the U.S. dollar and Renminbi;
•	Negative market perception and media coverage of our company or other companies in the same or similar industry with us; and
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

Our ADSs are subject to the SEC’s penny stock rules which may make it difficult for broker-dealers to complete customer transactions and trading activity in our securities may be adversely affected.

Our ADSs are deemed to be “penny stock” as that term is defined under the Securities Exchange Act of 1934, as amended.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker-dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities may be adversely affected.  As a result, the market price of our ADSs  may be depressed, and you may find it more difficult to sell our ADSs.

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

If the trading price of our ADSs fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ADS and make obtaining future debt or equity financing more difficult for us.

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On December 19, 2011, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ADSs fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have an initial grace period of 180 calendar days, or until June 18, 2012, to regain compliance with the minimum bid price requirement. We may receive an additional 180-day compliance period if we meet the market value of publicly held shares requirement for continued listing and all other initial listing standards for the NASDAQ Capital Market, except for the bid price requirement by June 18, 2012.

We cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to cure the deficiency, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADS. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

Softech is a wholly-owned subsidiary of Topsky Info-tech Holdings Pte Ltd. (“Topsky”), a company incorporated under the laws of Singapore on November 3, 2009. Topsky, in turn, is our wholly-owned subsidiary. We were incorporated under the name Reizii Capital Management Ltd. in the British Virgin Islands on October 27, 2009 and changed our name to Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) on December 17, 2009.

In exchange for causing Kingtone Information to enter into the Control Agreements, the shareholders of Kingtone Information received beneficial ownership of ordinary shares of Kingtone Wireless, through certain nominee entities, in the same relative ownership percentage as they held in Kingtone Information prior to our May 2010 public offering.

Corporate Information

Our principal executive offices are located at 3/F, Area A, Block A, No. 181 South Taibai Road in Xi’an, Shaanxi Province, People’s Republic of China 710065.  We purchased a six-story building in Xi’an to house anticipated expansion of our headcount and business activities. This building, which we named “Kingtone Center”, will house our headquarters and development teams, and provide dedicated facilities for customer demonstrations of our products and abilities. Our website is www.kingtoneinfo.com.  We routinely post important information on our website.  The information contained on our website is not a part of this annual report.

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

We typically act as a total solution provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xi’an, China and sell our products widely throughout China.

Our Industry — Mobile Enterprise Software Industry

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 3G rollout, and increasing demand for wireless applications within working environments.

“Internet of Things” Development in China

There has been a boom in research and development of China's IOT industry since the second half of 2009 when the government decided to promote the promising industry as well as other progressive industries including new energy, new materials and information networks.

The market scale for IOT-related industries will reach more than 500 billion Yuan (around $77 billion) by the end of 2015, according to the white paper on IOT released by the China Academy of Telecommunication Research of the Ministry of Industry and Information Technology (“MIIT”) in May.

The Chinese government has been gradually increasing its financial support for the development of the IOT. In April, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things. These measures established special funds worth of RMB 5 billion(approximately $750 million) for the development of smart networks from 2011 to 2015.

Information Technology Development in China

The IDC study presents forecasts and analysis for the China IT services market for the period 2011-2015. "Driven by the transformation agenda, the IT services market in China is expected to increase from US$12.2 billion in 2010 to US$23.7 billion in 2015 with a compound annual growth rate (CAGR) of 12.2% between 2011 and 2015. IDC believes that the IT services market in China is at a pivotal stage of initiating a new stage of growth, which is dominated by transformation initiatives. Some emerging technologies, disruptive service delivery models, such as cloud services, rapidly changing customer preferences require agility," said Ting Yang, research manager, Services and Telecom Research, IDC China.

According to a report dated on September 26, 2011 by MIIT, China's software industry maintained an average monthly growth rate of 30 percent in the January-August period of this year. By the end of August, the industry's revenue hit RMB 1.112 trillion ($174.47 billion), registering year-on-year growth of 30.5%, or 0.7% higher than the corresponding period of last year. Additionally, Software BMI projects the Chinese software market will grow at a CAGR of 15% over the 2011-2015 periods. The total value of the Chinese software market is forecast to reach US$13.1billion in 2011, up from US$11.1billion the previous year.

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

3G Rollout in China

On December 31, 2008, the State Council of the PRC, or the State Council, announced the approval of 3G license issuances to the three telecom operators, namely China Telecom, China Mobile and China Unicom, and MIIT officially issued 3G licenses to those entities on January 7, 2009. Third generation wireless standard, or 3G, is a family of standards for mobile telecommunication. 3G communications allow simultaneous use of speech and data services at higher data rates than services developed under prior generation standards.

According to an article on August 29, 2011 published by China Daily, the MIIT reports that the total number of 3G mobile phone service subscribers expanded to 87.2 million by the end of July 2011. The entire telecommunications industry collected RMB 559.46 billion (approximately $87.6 billion) in business revenues during the January-July 2011 period, up 10.1%year-on-year. We believe the issuance of 3G licenses is expected to drive the growth of an enterprise wireless chain comprised of telecommunications service providers/carriers, converged mobile device providers, IT vendors, and software/middleware providers. Mobile software/middleware provides key platforms across which managed enterprise mobility services are deployed. We believe the 3G rollout and the upcoming commercial deployment will both inspire and facilitate new and diversified customer applications for mobile enterprise software.

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

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2011, we had 124 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2011, we completed a total of 13 customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

Our Strategy

Seize the opportunity presented by 3G adoption in China

China’s legacy wireless networks (2G, 2.5G and 2.75G) have limited bandwidth and, consequently, limit the functional potential of mobile enterprise applications. Since the issuance of 3G licenses in January 2009, we have been working with wireless telecom carriers on joint marketing initiatives aimed at increasing the enterprise utilization of 3G. Our telecom partners are seeking new revenue streams to offset the diminishing opportunity for voice services, and we are offering solutions to enable wider forms of mobile computing that take advantage of the 3G bandwidth. We also plan to devote resources to 4G products in anticipation of future government approval and commercial deployment.

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

Research and Development

As of September 30, 2011, we had 124 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 51 professionals in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2011, we had 64 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2011, we had 25 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers. During the fiscal year of 2011, we have established a new department which focuses on new product development to make our products module-like and build up the upgraded middleware platform.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 35 professionals in sales and marketing as of September 30, 2011.

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

Sales Process

Our sales process begins by explaining to our potential customers the benefit of our wireless application products to the customer’s particular business. Some companies seek mobile functionality for their sales force, others seek cross-company, real-time networking across all fixed and mobile nodes, while others seeks a particular functionality specific to their own trade or business. Our team first seeks to understand each company’s particular needs and then develops a product design proposal. For each project or mandate, we will typically compete against several other companies in an open bid invitation process.

Major Customers

In the years ended September 30, 2011 and 2010, we derived a material portion of our revenues from a small number of customers. In particular, a single customer, Shaanxi Yanchang Petroleum Group, provided approximately $1.3 million and $2.2 million, respectively, of our revenue, representing 20.0% and 15.2%, respectively, of our total annual revenue. The material terms of our two largest contracts with such customers are summarized below.

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

In the year ended September 30, 2009, we derived revenue of $1.1 million, or 10.2% of our total revenue, from sales to Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., which is a related party. Our revenue generated from related party transactions for the fiscal year ended September 30, 2011 is $131,000.

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

We have also applied for a number of invention patents with SIPO. We have received letters of substantive examination of patent for invention application from SIPO, which is the last step before patents can be issued. The following table summarizes these pending patents as of September 30, 2011:

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

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007

RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007

Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008

Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008

Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008

Wireless police affairs system V1.0	2009SR04756	November 10, 2009

Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010

 Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period

KingTone	3559772	9*	November 28, 2004 to November 27, 2014
KingTone	4392291	42*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020
Kingtone	4392292	38*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020

联合信息	7402911	35*	January 7, 2011 to January 6, 2021
	7402901	9*	December 21, 2010 to December 20, 2020
	7402916	45*	October 21, 2010 to October 20, 2020
	7402917	35*	October 28, 2010 to October 27, 2020
	7402918	37*	October 21, 2010 to October 20, 2020
	7402919	42*	January 28, 2011 to January 27, 2021
	7402920	38*	October 21, 2010 to October 20, 2020
	7402915	41*	January 28, 2011 to January 27, 2021
翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703627	38*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	42*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021

*	See the footnotes to the table below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402912	37*	May 18, 2009	June 4, 2009
联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
“KINGTONE INFORMATION”	7402925	41*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
翼讯	7703616	38*	September 17, 2009	October 21, 2009
翼讯	7703615	42*	September 17, 2009	October 21, 2009
Superlive	9046733	45*	January 12, 2011	January 19, 2011
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046471	41*	January 12, 2011	January 19, 2011
Superlive	9046433	38*	January 12, 2011	January 19, 2011
Superlive	9046404	37*	January 12, 2011	January 19, 2011
Superlive	9046385	35*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011
Konelive	9042675	41*	January 12, 2011	January 19, 2011
Konelive	9042643	45*	January 12, 2011	January 19, 2011
Konelive	9042605	42*	January 12, 2011	January 19, 2011
Konelive	9042598	38*	January 12, 2011	January 19, 2011
Konelive	9042539	37*	January 12, 2011	January 19, 2011
Konelive	9042455	35*	January 12, 2011	January 19, 2011
Konelive	9042353	9*	January 12, 2011	January 19, 2011

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

 Entrusted Management Agreement

Pursuant to the terms of a certain Entrusted Management Agreement, dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the “Entrusted Management Agreement”), Kingtone Information and its shareholders agreed to entrust the operations and management of  its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information's cash flows through an entrusted bank account, is entitled to Kingtone Information's net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement will remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”). Prior to that acquisition, Kingtone Information will continue to own all of its assets. We anticipate that Kingtone Information will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Softech.

Exclusive Technology Service Agreement

Pursuant to the terms of a certain Exclusive Technology Service Agreement, dated December 15, 2009 between Kingtone Information and Softech (“the Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agreed to pay Softech all fees payable for technologies services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agreed that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of a certain Shareholders’ Voting Proxy Agreement, dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appointed Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agreed that it shall maintain a board of directors the composition of which will be the members of the board of directors of Kingtone Wireless, except those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement, dated December 15, 2009 among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, current PRC law does not allow foreigners to hold equity interests in a PRC entity that engages in business dealings with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or by 30 days written notice by Softech.

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

D.  PROPERTY AND EQUIPMENT

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

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

Results of Operations for the fiscal year ended September 30, 2011 compared to fiscal year ended September 30, 2010.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2011		2010		Change
	($ in Thousands, Except per Share Data)
Revenue	$6,337	100.0%	$14,506	100.0%	-56.3%
Cost of sales	3,408	53.8%	2,352	16.2%	44.9%
Gross profit	2,929	46.2%	12,154	83.8%	-75.9%
Operating expenses
Selling and marketing expenses	629	9.9%	341	2.4%	84.5%
General and administrative expenses	3,276	51.7%	1,635	11.3%	100.4%
Research and development expense	311	4.9%	179	1.2%	73.7%
Total operating expenses	4,216	66.5%	2,155	14.9%	95.6%
(Loss) Income from operations	(1,287)	-20.3%	9,999	68.9%	-112.9%
Other income (expense)
Subsidy income	-	0.0%	44	0.3%	-100.0%
Interest expense	-	0.0%	(218)	-1.5%	-100.0%
Interest income	162	2.6%	-	0.0%
Other income (expense), net	120	1.9%	20	0.1%	500.0%
Total other income (expense), net	282	4.5%	(154)	-1.1%	-283.1%
(Loss) Income before income tax expenses	(1,005)	-15.9%	9,845	67.9%	-110.2%
Income tax expenses	32	0.5%	1,608	11.1%	-98.0%
Net (loss) income	$(1,037)	-16.4%	$8,237	56.8%	-112.6%
Other comprehensive income
Foreign currency translation gain	676	10.7%	598	4.1%	13.0%
Comprehensive (loss) income	$(361)	-5.7%	$8,835	60.9%	-104.1%
(Loss) Earnings per ordinary share:
Basic and Diluted	$(0.07)		$0.71		-109.9%
Weighted average number of ordinary shares outstanding	14,050,000		11,527,473		21.9%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2011		2010		Changes
	($ in Thousands, Except per Share Data)
Revenue
Software	$2,409	38.0%	$11,272	77.7%	-78.6%
Wireless system solutions	3,928	62.0%	3,234	22.3%	21.5%
Total Revenue	6,337	100.0%	14,506	100.0%	-56.3%
Cost of Sales
Software	1,205	35.4%	903	38.4%	33.4%
Wireless system solutions	2,203	64.6%	1,449	61.6%	52.0%
Total Cost of Sales	3,408	100.0%	2,352	100.0%	44.9%
Goss Profit
Software	1,204	41.1%	10,369	85.3%	-88.4%
Wireless system solutions	1,725	58.9%	1,785	14.7%	-3.4%
Total Gross Profit	2,929	100.0%	12,154	100.0%	-75.9%
Gross Margin
Software		50.0%		92.0%
Wireless system solutions		43.9%		55.2%
Blended Gross Margin		46.2%		83.8%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2011, we experienced a significant contraction in our software solution business which resulted in a large decrease in total revenues, however, we expanded our wireless system solution business during this period. Our revenue decreased by 56.3% to approximately $6.3 million in the year ended September 30, 2011 from approximately $14.5 million in the year ended September 30, 2010.

Our revenue from software solution sales decreased by 78.6% to approximately $2.4 million in the year ended September 30, 2011 from approximately $11.3 million in the year ended September 30, 2010. As a percentage of total revenue, software solution sales decreased from 77.7% to 38.0%. The significant decrease in our software solution revenue was mainly due to increased competition from a number of smaller competitors in this industry, which resulted in our inability to continue to win large projects. Another contributing factor was that our new contracts were of substantially smaller value than our contracts in the prior year period.

Our revenue from wireless system solution sales increased by 21.5% to approximately $3.9 million in the year ended September 30, 2011 from approximately $3.2 million in the year ended September 30, 2010. As a percentage of total revenue, wireless system solution revenue increased from 22.3% to 62.0% of our total revenue. Given the competitive circumstances in software solution industry during the period, we devoted more resources into wireless system solution and we continually provided wireless system solution to some major customers such as Shaanxi Yanchang Petroleum (Group) CO., LTD (“Yanchang”).

In the year ended September 30, 2011, approximately $1.3 million of our total revenue was derived from two contracts with Shaanxi Yanchang Petroleum (Group) CO., LTD (“Yanchang”), representing 20.0% of our total revenue, or 32.3% of our wireless system solution revenue. In the year ended September 30, 2010, approximately $2.2 million of our revenue was derived from four contracts with Yanchang, representing 15.2% of our total revenue, or 68.0% of our wireless system solution revenue.

In the year ended September 30, 2009, we derived approximately $1.1 million of our total revenue from two contracts with Techteam, an indirect subsidiary of China Green Agriculture, Inc. (“CGA”), a company that is majority-owned by Mr. Tao Li, our chairman, and whose chairman, president and chief executive officer is Mr. Li. This revenue represented 10.2% of our total revenue and 18.9% of our revenue from wireless system solutions sales in the year ended September 30, 2009. Our revenue generated from related party transactions for the fiscal year ended September 30, 2011 is $131,000.

Cost of Sales

Our cost of sales increased by 44.9% to approximately $3.4 million in the year ended September 30, 2011 from approximately $2.4 million in the year ended September 30, 2010. As a percentage of our total revenues, our cost of sales increased to 53.8% of revenues in the year ended September 30, 2011 from 16.2% of our total revenues in the year ended September 30, 2010. The increase in cost of sales was primarily attributable to the increase in revenue from higher-cost wireless system solutions business. In addition, the higher inflation also caused the increasing of labor cost.

Cost of sales for software increased by 33.4% to approximately $1.2 million in the year ended September 30, 2011 from approximately $0.9 million in the year ended September 30, 2010, representing 35.4% and 38.4% of our total cost of sales and 50.0% and 8.0% of our software revenue in the fiscal years ended September 30, 2011 and 2010, respectively. Cost of sales for wireless system solutions increased by 52.0% to approximately $2.2 million in the year ended September 30, 2011 from approximately $1.4 million in the year ended September 30, 2010, representing 64.6% and 61.6% of total cost of sales and 56.1% and 44.8% of wireless system solution revenues in the fiscal years ended September 2011 and 2010, respectively.

Gross Margin

Our total gross profit decreased by 75.9% to approximately $2.9 million in the year ended September 30, 2011 from approximately $12.2 million in the year ended September 30, 2010. Our total gross margin was 46.2% and 83.8% in the years ended September 30, 2011 and 2010, respectively. Our gross profit for software solution sales decreased by 88.4% to approximately $1.2 million in the year ended September 30, 2011 from approximately $10.4 million in the year ended September 30, 2010. Our gross margin for software solutions sales decreased to 50.0% in the year ended September 30, 2011 from 92.0% in the year ended September 30, 2010.  This decrease of gross profit and gross margin was primarily due to the significant decrease of the value of new contracts and the higher compensation costs we incurred to attract and retain software technicians.

Our gross profit for wireless system solution sales decreased by 3.4% to approximately $1.7 million in the year ended September 30, 2011 from approximately $1.8 million in the year ended September 30, 2010. Our gross margin for wireless system solution sales decreased to 43.9% in the year ended September 30, 2011 from 55.2% in the year ended September 30, 2010.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 84.5% to approximately $0.63 million in fiscal 2011 from approximately $0.34 million in fiscal 2010, and represented 9.9% and 2.4% of our revenue for the years ended September 30, 2011 and 2010, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The higher inflation was primarily attributable to the increase in compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 100.4% to approximately $3.3 million in fiscal 2011 from approximately $1.6 million in fiscal 2010, and represented 51.7% and 11.3% of our revenue for the years ended September 30, 2011 and 2010, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The main reason for the increase was increases in salary and benefits, bad debt provision, professional services costs to comply with the requirements imposed on a public company in the U.S. and depreciation expenses from the Kingtone Center building.

Research and Development Expenses

Our research and development expenses increased 73.7% to approximately $0.31 million in fiscal 2011 from approximately $0.18 million in fiscal 2010, and represented 4.9% and 1.2% of our revenue for the years ended September 30, 2011 and 2010, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities, and depreciation and amortization expenses relating to our research and development center. The increase in R&D expenses are in line with the Company’s expectations both in dollar amount and as a percentage of our revenue as we hire additional engineers, upgrade the middle platform and develop new software applications in order to remain competitive in the industry.

(Loss) Income from Operations

(Loss) Income from operations decreased by 112.9% to approximately a loss of $1.3 million in the year ended September 30, 2011 from approximately income of $10.0 million in the year ended September 30, 2010. The decrease of income from operations was mainly due to significantly lower revenues from software solutions compounded by increased operating expenses.

Net (Loss) Income

We incurred a net loss of $1.0 million in the year ended September 30, 2011 as compared to net income of approximately $8.2 million in the year ended September 30, 2010, representing a decrease of 112.6%. Basic and diluted loss per share was $0.07 in the year ended September 30, 2011, compared to earning per share $0.71 in the prior year period. The number of weighted average ordinary shares outstanding for the year ended September 30, 2011was 14,050,000, compared to 11,527,473 a year ago.

Results of Operations for the fiscal year ended September 30, 2010 compared to fiscal year ended September 30, 2009.

   The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30
	2010		2009		Changes
	($ in Thousands, Except per Share Data)
Revenue	$14,506	100.0%	$11,240	100.0%	29.1%
Cost of sales	2,352	16.2%	3,894	34.6%	-39.6%
Gross profit	12,154	83.8%	7,346	65.4%	65.5%
Operating expenses
Selling and marketing expenses	341	2.4%	350	3.1%	-2.6%
General and administrative expenses	1,635	11.3%	537	4.8%	204.5%
Research and development expense	179	1.2%	139	1.2%	28.8%
Total operating expenses	2,155	14.9%	1,026	9.1%	110.0%
Income from operations	9,999	68.9%	6,320	56.2%	58.2%
Other income (expense)
Subsidy income	44	0.3%	307	2.7%	-85.7%
Interest expense	(218)	-1.5%	(340)	-3.0%	-35.9%
Other income (expense)	20	0.1%	(55)	0.5%	-136.4%
Total other income (expense)	(154)	-1.1%	(88)	-0.8%	75.0%
Income before income tax expenses	9,845	67.9%	6,232	55.4%	58.0%
Income tax expenses	1,608	11.1%	935	8.3%	72.0%
Net income	$8,237	56.8%	$5,297	47.1%	55.5%
Other comprehensive income
Foreign currency translation gain	598	4.1%	22	0.2%	2,618.2%
Comprehensive income	$8,835	60.9%	$5,319	47.3%	66.1%
Earnings per ordinary share:
Basic and Diluted	$0.71		$0.53		34.0%
Weighted average number of ordinary shares outstanding	11,527,473		10,000,000		15.3%

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

Revenue

In the years ended September 30, 2010 and 2009, we experienced rapid growth and significantly expanded our business. Our revenue grew by 29.1% to approximately $14.5 million in the year ended September 30, 2010 from approximately $11.2 million in the year ended September 30, 2009.

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

Our revenue from wireless system solution sales decreased by 46.7% to approximately $3.2 million in the year ended September 30, 2010 from approximately $6.1 million in the year ended September 30, 2009. This decrease was driven primarily by two factors: (i) we had smaller contract value and less recognizable revenue with one existing customer in the oil refinery industry, Shaanxi Yanchang Petroleum (Group) CO., LTD (“Yanchang”), even though the number of contracts with its different subsidiaries have increased, and (ii) in the prior year, we completed two related party transactions with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Techteam”).  See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.” Without the $1.1 million revenue from these two related party transactions from the prior year, the third-party revenue from wireless system solution sales decreased 34.3% from a year ago even though there were more contracts with smaller amounts completed in the year ended September 30, 2010. As a percentage of total revenue, wireless system solution revenue decreased from 54.0% to 22.3% of our total revenue.

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

In the year ended September 30, 2009, we derived approximately $1.1 million of our total revenue from two contracts with Techteam, an indirect subsidiary of China Green Agriculture, Inc. (“CGA”), a company that is majority-owned by Mr. Tao Li, our chairman, and whose chairman, president and chief executive officer is Mr. Li. This revenue represented 10.2% of our total revenue and 18.9% of our revenue from wireless system solutions sales in the year ended September 30, 2009. In the year ended September 30, 2010, we did not have any sales to such related parties.

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

Net Income

Net income grew by 55.5% to approximately $8.2 million in the year ended September 30, 2010 from approximately $5.3 million in the year ended September 30, 2009. The growth of net income was mainly attributable to the growth in our revenue.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2011, we had a working capital of approximately $16.7 million, including cash of approximately $8.7 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2011	2010	2009
	($ in Thousands)
Net cash (used in) provided by operating activities	$(5,104)	$4,301	$4,000
Net cash used in investing activities	(75)	(308)	(12,210)
Net cash (used in) provided by financing activities	(1,190)	10,318	8,545
Effect of exchange rate fluctuation on cash and cash equivalents	209	254	—
Net (decrease) increase in cash and cash equivalents	(6,160)	14,565	335
Cash and cash equivalents, beginning of year	14,909	344	9
Cash and cash equivalents, end of year	8,749	14,909	344

Operating Activities

Net cash used in operating activities was approximately $5.1 million for the year ended September 30, 2011 as compared to net cash provided by operating activities of approximately $4.3 million for the year ended September 30, 2010. During 2011, the Company had a net loss of $1.0 million, out of which $0.5 million was depreciation and amortization, $0.4 million was bad debt provision and $0.3 million was share-based compensation expense. In addition, the Company had net investment in sales-type leases of $1.4 million, increased accounts and notes receivable by $3.0 million, decreased unbilled revenue by $0.8 million and decreased income tax payable by $1.9 million. Net cash provided by operating activities was approximately $4.0 million for the year ended September 30, 2009.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2011 was approximately $0.08 million as compared to net cash used in investing activities of approximately $0.31 million for the year ended September 30, 2010. The cash used in investing activities in fiscal year 2011 and 2010 were mainly attributable to purchasing property and equipments.  Net cash used in investing activities for the year ended September 30, 2009 was approximately $12.2 million for the purpose of purchasing a building for the Company’s research and development center.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2011 totaled approximately $1.19 million as compared to net cash provided by financing activities of approximately $10.3 million for the year ended September 30, 2010.  The cash used in financing activities for the year ended September 30, 2011 was mainly attributable to a loan and guarantee agreement with an unrelated third party, to borrow $3 million to cover oversea expenses and take RMB27.9million, or $4.2 million as a guarantee. The cash provided by financing activities for the year ended September 30, 2010 was mainly attributable to the proceeds we received from our initial public offering in May 2010. Net cash provided by financing activities for the year ended September 30, 2009 totaled approximately $8.5 million.

As a result of the total cash activities, our net cash decreased by approximately $6.2 million from September 30, 2010 to September 30, 2011.

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

Contractual Obligations

As of September 30, 2011, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.7 million, $0.6 million and $0.02 million for years ended September 30, 2011, 2010 and 2009, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2011, 2010 and 2009 at RMB 6.5574, RMB 6.6981 and RMB 6.8376 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2011, 2010 and 2009 were RMB 6.6181, RMB 6.8214 and RMB 6.8452 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. In 2009 and 2010, the change in the consumer price index in China was minus 0.7% and 3.3%. The consumer price index in China was reported at 4.2 percent in November of 2011. The average consumer price index increased 5.5% from January to November, 2011. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

Critical Accounting Policies

We prepare our financial statements in conformity with the accounting principles generally accepted in the United States of America, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements and should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

The Company recognized the lease financing arrangement as a sales-type lease. The Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the equipment, and c) Only if the collectability of owed amounts are reasonably assured.

The sales-type lease revenue is recognized since the transaction meets one of the criteria specified in ASC No. 840-10-25-1, the lease term is more than 75 percent of the estimated economic life of the leased property.

The Company recognizes revenue using the fair value of the equipments by reference to the retail market price of the equipments. These revenues are recorded as “Software Revenue”.

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

Accounts and notes receivable

Accounts and notes receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories consist of raw materials, finished goods, and work-in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

Where there is evidence that the market value of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the carrying value of inventories will be written down.

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

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no events or changes in circumstances that necessitated a review of impairment of long-lived assets as of September 30, 2011 and 2010.

Recently Issued Accounting Standards

       In May 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

    During 2010 and 2011, the FASB has issued several ASU’s – ASU No. 2010-14 through ASU No. 2011-09. Except for ASU’s No. 2011-05 discussed above, the ASU’s entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore have minimal, if any, impact on the Company.

B.  LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2011, 2010 and 2009, we spent $311,000, $179,000 and $139,000, respectively, on research and development activities.

D. TREND INFORMATION.

China Outlook

According to the plans of the PRC central government, China is to deploy 4G service by 2012. The 4G technology will be focused on the open-architecture convergence of multiple wireless standards including TD-SCDMA, TD-OFDMA and other air interfaces. In China’s 12th Five-Year Plan, a key priority is for China to transition from “Made in China” to “Designed in China.” In order to achieve this goal, the government plans to heavily invest in science and technology education and R&D, further develop China’s intellectual property rights system and support “Next-Generation IT” as a Strategic Emerging Industry (SEI). Additionally, China plans to upgrade the technological capabilities of private and public services, including“triple play” services (the convergence of telecom, broadcasting and Internet networks), ecommerce, and e-government and statistics systems. Furthermore, the government plans to invest in R&D of the "Internet of things" and cloud computing, and develop digital and virtual technologies.

Industry and Market Outlook

China launched the "Sensing China" program with approximately $80 billion budgeted for research, development and standardization of next generation wireless, mobile and sensor technologies for the China markets. China is rolling out the 3G networks nationwide. However, 3G is not a long-term strategy of China. Rather, based on the central government’s strategic order, all mobile operators have been instructed to prepare for a smooth transition to 4G by 2012. China’s 4G technology is fully focused on the converged solutions of 3G, LTE, WiFi and WiMax, etc. It was estimated by the GSM Association's Asia-Pacific branch that there will be 126 million subscribers for the next generation Long Term Evolution (LTE) networks in the Asia-Pacific region by 2015, and China is expected to achieve about 58 million of them. China Mobile, the world's largest telecom carrier by subscriber numbers, obtained approval from the Ministry of Industry and Information Technology (MIIT) in December, 2010 to conduct a commercial trial of the homegrown 4G network TD-LTE (Time Division-Long Term Evolution) in seven major Chinese cities and it has signed TD-LTE cooperation agreements with nine international telecom carriers and aims to build 27 trial networks globally. 4G technologies are regarded as the future growth engine for the telecom industry because it can attract large amounts of capital into new network construction projects and service development.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

On December 27, 2011, Kingtone Information entered a mortgage collateral agreement with Xi’an Taiyigong Credit Union of rural credit cooperation of Chang’an District, Xi’an City, pursuant to which, Kingtone Information mortgaged its office space located at 3/F, Block A, South Tai Bai Road, Gaoxin District, Xi’an City, to Xi’an Taiyigong Credit Union (the “Lender”) to secure a RMB3,900,000, or approximately $594,748, loan from the Lender to Shaanxi Tongli Information Technology Co., Ltd. (the “Borrower”).  The Lender and the Borrower each is an unrelated third party to Kingtone Information or the Company.  The mortgage period is two years ending December 26, 2013, which is the repayment date of the underlying loan.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2011, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	46	Chairman
Peng Zhang	44	Chief Executive Officer
Li Wu	49	Chief Financial Officer
Xianying Chen	37	Vice President, Application Development
Lili Dong(1)(2)(3)	51	Independent Director
Xianyun Zhang (1)(2)(3)	47	Independent Director
Junwei Wang (1)(2)(3)	36	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

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

Li Wu has served as our Chief Financial Officer since May 31, 2011. Prior to becoming our Chief Financial Officer, Ms. Li Wu served as a director of our company since December 2009, and served as the Chief Financial Officer of our company from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Account in PRC.

Xianying Chen has served as our vice president of application development since December 2009. In this position, Mr. Chen oversees the development efforts of our vertical industry applications. Mr. Chen has served as a software system analyst for Kingtone Information since 2001. He has subsequently served as manager of software development department, senior project manager of industrial control department, general manager of R&D center, general manager of product planning center. Now he serves as the general manager of project implementation department, since 2008. Prior to joining Kingtone Information, Mr. Chen was an assistant engineer at Shaanxi Electric Power Design Institute from 1997 to 2001. Mr. Chen graduated from Shanghai Jiaotong University and obtained his Master’s degree in computer science in 2000 and his Bachelor’s degree in electric system and automation in 1997.

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

Xianyun Zhang, CICPA, has over 20 years of experience in accounting. Since 2004, he has served as the chairman of Beijing Zhongzheng Tiantong Certified Public Accountant Co., Ltd. Mr. Zhang previously worked at Beijing Zhongzhou Guanghu Certified Public Accountant Co., Ltd, the Import-Export Bank of China, and the Ministry of Finance in the People’s Republic of China. Mr. Zhang obtained a bachelor’s degree in accounting in 1988 from Jiangxi University of Finance and Economics. In 1996, Mr. Zhang obtained a master’s degree in accounting from Zhejiang University.

Junwei Wang Wang has significant experience in legal affairs. Since 2007, Ms. Wang served as the attorney of China Galaxy Securities Co., Ltd.  Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science& Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a master’s degree in law from Renmin University of China

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2011, we paid an aggregate of approximately $143,289 in cash compensation to our executive officers and an aggregate of approximately $184,853 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2011, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers:

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

(1)
The restricted share vests according to the following vesting schedule: (i) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares will vest on April 23, 2012. Since Ms. Yang resigned as of May 31, 2011, the unvested 50,000 shares were forfeited.

(2)
The options vest according to the following vesting schedule: (i) 50,000 shares vested on the grant date, (ii) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares will vest on April 23, 2012. Since Ms. Yang resigned on May 31, 2011, her unvested options were forfeited in accordance with their terms.

(3)
The options vest according to the following vesting schedule:  (i) 3,334 shares vested on the grant date, (ii) 3,333 shares vested on May 14, 2011 and (ii) 3,333 shares will vest on May 14, 2012. Since Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms.

2010 Omnibus Incentive Plan

A description of the provisions of our 2010 Omnibus Incentive Plan (the “Incentive Plan”) is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, which was included as an exhibit to our initial registration statement on Form F-1 filed on April 13, 2010.

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2011, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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
•  unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2011 Omnibus Incentive Plan;
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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Mr. Tao Li, Ms. Li Wu, Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang. Our directors hold office until our annual meeting of shareholders, where their successor will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

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

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Lili Dong, Zhang Xianyun and Wang Junwei. Mr. Zhang Xianyun, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meet the definition of  an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lili Dong, Zhang Xianyun and Wang Junwei, with Dr. Dong serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Lili Dong, Xianyun Zhang and Junwei Wang, with Ms. Wang serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Employment Agreements

In 2009, each of our exctutive offers has entered into a 5 year employment agreement with Softech, our wholly-owned PRC subsidiary. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

D.  EMPLOYEES.

As of September 30, 2011, we had a total of 218 full-time employees, of which ten were in executive management, five were in accounting, 124 were in research and development including 35 responsible for developing our core middleware, 64 were responsible for developing vertical industry applications, 25 were responsible for developing automation telematics applications, 27 were in sales and marketing, two were in human resources and nine were in administration. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 4, 2012 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of January 4, 2012. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of January 4, 2012 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 14,050,000 ordinary shares outstanding on January 4, 2012.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	6,726,764	(1)	47.9%
Li Wu	Chief Financial Officer, Director	106,761	(2)	*
Peng Zhang	Chief Executive Officer	35,003	(3)	*
Xianying Chen	Deputy Director of the Innovation Committee	35,003	(4)	*
Hai Zhang	Vice President, Research and Development	0		*
Lili Dong	Independent Director	6,667	(5)	*
All directors and executive officers as a group (6 persons)		6,910,198		49.4%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	1,060,714	(6)	7.5%
Xuetao Chen	n/a	883,982	(7)	6.3%

*    Less than 1%.
(1)
Represents (i) 688,648 ADSs owned by Mr. Li and (ii) 6,038,116 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)
Represents (i) 43,754 ordinary shares held of record by Ms. Wu and (ii) 63,007 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

(3)
Represents (i) 8,750 ordinary shares held of record by Mr. Zhang, and (ii) 26,253 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents ordinary shares held of record by Xtra, which are beneficially owned by Mr. Chen pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Chen, Xtra and Sha Li.
(5)	Represents options to purchase 6,667 ordinary shares exercisable within 60 days. Excludes options to purchase 3,333 ordinary shares not exercisable within 60 days.
(6)
Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(7)
Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 1,060,714 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

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

As of January 4, 2012, 100,000 of our ordinary shares are held of record by a single record holder in the United States. Additionally, 100,000 restricted ordinary shares were granted to Ying Yang, our former chief financial officer, of which 50,000 shares vested on April 23, 2011 and since Ms. Yang resigned on May 31, 2011, the unvested 50,000 shares were forfeited. The Bank of New York Mellon, as the depositary for our ADSs, is the record holder of 7,143,750 ordinary shares; however, we are unaware of the names and domiciles of the beneficial owners of the ADSs representing such shares.

B.  RELATED PARTY TRANSACTIONS.  BUSINESS RELATIONSHIPS.

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

Name	Relationship with Kingtone Wireless	Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Chairman	Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer	Vice President	0.36%
Li Wu	Chief Financial Officer	Chief Financial Officer	1.09%
Pengguo Xi(2)	Former Vice President of Research and Development	Former Vice President of Research and Development	0.36%
Xianying Chen	Vice President of Application Development	Shareholder	0.36%
Lili Dong	Independent Director	Independent Director	—

Xianyun Zhang	Independent Director	Independent Director	—

Junwei Wang	Independent Director	Independent Director	—

Shenzhen Capital Group Co., Ltd.(3)	Indirect Shareholder	Shareholder	10.72%
Xuetao Chen	Indirect Shareholder	Shareholder	8.93%

(1)
Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Mr. Xi resigned from his position on June 13, 2011.

(3)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 1,060,714 ordinary shares of our company held of record by SCGC Capital Holding Company Limited.

On August 10, 2010, Kingtone Information entered into an agreement with Techteam, pursuant to which Kingtone Information is responsible for developing certain electronic control systems for Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), a wholly-owned subsidiary of Techteam in the PRC.  The total contracted value of this agreement, including value-added taxes and other taxes, is RMB 3.03 million, or approximately $452,000. Pursuant to the agreement, Kingtone Information will design, plan, construct and purchase materials for the electronic control systems to be used in 28 greenhouses of Yuxing. The agreement sets forth a warranty period, which is the earlier of (a) 18 months after the construction raw materials are delivered, inspected and accepted, and (b) 12 months after the inspection and acceptance of the work completed. During the warranty period Yuxing is entitled to receive maintenance and repair services at no cost.  As of September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received. Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Jinong, pursuant to which Techteam rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600.

During our fiscal year ended September 30, 2010 and during prior fiscal years, Kingtone Information provided a series of loans to Xi’an Xingrong Tech Enterprise Co., Ltd. (“Xi’an Xingrong”), a company that is majority-owned by Mr. Tao Li. During our prior three fiscal years before the loan was repaid in full, the largest outstanding balance of the loans to Xi’an Xingrong was RMB 117.3 million, or approximately $17.2 million, on December 5, 2006. At September 30, 2010, all outstanding loan amounts had been repaid in full. The loan proceeds were used for Xi’an Xingrong’s working capital and general corporate purposes. The loans did not bear interest, were payable on demand and were not documented pursuant to a written agreement.

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

As of September 30, 2011, we had an outstanding loan of approximately $118,000 to Jinong High-Tech Agriculture Model Park, Inc., a company that is controlled by Tao Li, our chairman.  The loan is interest free and payable on demand.

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

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2011, the date of the financial statements in this annual report.

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Markets and Share Price History

  The primary trading market for our ordinary shares, as represented by American Depositary Shares or ADSs is the NASDAQ Capital Market, where our shares have been listed and traded under the symbol KONE since May 14, 2010.

    The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High	Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2011	5.47	0.61
2010	3.97	2.15

Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2011
Fourth Quarter	1.14	0.31
Third Quarter	1.58	0.90
Second Quarter	2.25	0.61
First Quarter	3.89	2.00
2010
Fourth Quarter	5.47	2.35
Third Quarter	2.80	2.15
Second Quarter	3.97	2.42
First
Monthly Highs and Lows (for the most recent six months)
December 2011	0.99	0.31
November 2011	1.14	0.62
October 2011	1.06	0.71
September 2011	1.36	1.01
August 2011	1.58	0.91
July 2011	1.55	0.90

* The Company’s ADSs were listed on Nasdaq Capital Market since May 14, 2010.

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

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People's Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, providing for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this Annual Report on Form 20-F, through Kingtone Information, we have been granted one invention patent “wireless video transmission system based on BREW platform” by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009 and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

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

See “Risk Factors — Risks Related to Doing Business in China — If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NASDAQ Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.”

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

Tax Consequences to U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any cash distributions we make with respect to a U.S. Holder in respect of such U.S. Holder’s ADSs or shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Cash dividends will generally be subject to U.S. federal income tax as ordinary income on the day the U.S. Holder actually or constructively receives such income. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) our ADSs or shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law (as described above under “People’s Republic of China Taxation”), we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, ADSs are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ADSs or shares.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2011, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.7 million and $0.6 million as of September 30, 2011 and 2010, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2011 at RMB 6.5574 to $1.00 as compared to RMB 6.6981 to US$1.00 at September 30, 2010. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2011 and September 30, 2010 were RMB 6.6181 and RMB 6.8214 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. In 2009 and 2010, the change in the consumer price index in China was minus 0.7% and 3.3%. The consumer price index in China was reported at 4.2 percent in November of 2011. The average consumer price index increased 5.5% from January to November, 2011. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

N/A.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2011, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed our internal control over financial reporting as of the year ended September 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2011 was not effective because of the following material weakness:

•
Lack of U.S. GAAP expertise. Although our accounting personnel are professional and experienced in accounting requirements and procedures generally accepted in the PRC, they do not have sufficient knowledge, experience and training in maintaining our books and records and preparing financial statements in accordance with U.S. GAAP standards and SEC rules and regulations. The staff needs additional training to become experienced in U.S. GAAP-based reporting, including the skills of U.S. GAAP-based period end closing, consolidation of financial statements, and U.S. GAAP conversion.

In order to address the above material weakness, our management plans to take the following steps:

1.
We intend to retain an outside professional firm or consultant to aid in financial reporting procedures and to help with the preparation of the Company’s financial statements in accordance with U.S. GAAP and SEC regulations.

2.
We will employ, as needed, outside professionals to provide key accounting personnel ongoing technical trainings to ensure their proper understanding of U.S. GAAP and newly announced accounting standards.

3.
We intend to hire, as needed, key accounting personnel with technical accounting expertise and reorganize the finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions.

The Company believes the foregoing measures will remediate the identified material weakness in future periods. The Company is committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate.

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of September 30, 2011.
.
Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2011 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Xianyun Zhang qualifies as an audit committee financial expert. Our board of directors has determined that Mr. Zhang meets the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

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

 ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by Marcum Bernstein & Pinchuk LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $115,500 for the fiscal year ended September 30, 2011. The aggregate fees billed by Bernstein & Pinchuk LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $125,000 for the fiscal years ended September 30, 2010.

Audit-Related Fees

The aggregate fees billed by our principal accountants for audit-related services were $0 and $132,500 for the fiscal years ended September 30, 2011 and 2010, respectively.

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

ITEM 18.  FINANCIAL STATEMENTS.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report. The Financial Statements are beginning on page F-1.

ITEM 19.  EXHIBITS.

See the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

By:	/s/ Peng Zhang
Peng Zhang
Chief Executive Officer (principal executive officer)

January 4, 2012

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

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.7*
English translation of Material Purchase Contract dated April 30, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xi’an Product Petroleum Pipe Transportation Project Management Department of Shanxi Chemical Construction YanLian.

4.11*	2010 Omnibus Incentive Plan of the Company.

4.12**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.13**	English translation of Lease Agreement dated September 30, 2010 between Shaanxi TechTeam Jinong Humid Acid Product Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

21.1*
List of Subsidiaries

Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

11.1*	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.
**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

 Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGES

Reports of Independent Registered Public Accounting Firms	F-1 – F-2

Consolidated Balance Sheets
as of September 30, 2011 and 2010	F-3

Consolidated and Combined Statements of Operations and Comprehensive Income
(Loss) for the Years Ended September 30, 2011, 2010 and 2009	F-4

Consolidated and Combined Statements of Cash Flows
for the Years Ended September 30, 2011, 2010 and 2009	F-5

Consolidated and Combined Statements of Shareholders’ Equity
for the Years Ended September 30, 2011, 2010 and 2009	F-6

Notes to the Consolidated and Combined Financial Statements	F-7 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheet of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2011, the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk LLP

New York, New York
January 04, 2012

NEW YORK OFFICE • 7 Penn Plaza  • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheet of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2010, the related consolidated and combined statements of income and comprehensive income, and cash flows for the years ended September 30, 2010 and 2009 and the related consolidated and combined statements of shareholders’ equity for the ten months ended September 30, 2010 and the year ended November 30, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 2a, in March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. The Company had no operations other than the operations of Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated statements of income and comprehensive income and cash flows for the years ended November 30, 2009 included Kingtone Information for the year ended September 30, 2009. Therefore the Company is presenting its consolidated statements of operations and comprehensive income (loss) and cash flows for the years ended September 30, 2011, 2010 and 2009 instead of for the year ended September 30, 2011, for the ten months ended September 30, 2010 and the year ended November 30, 2009.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2010, and the results of its operations and its cash flows for the years ended September 30, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Bernstein & Pinchuk LLP
New York, New York
January 20, 2011

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$8,749	$14,909
Accounts and notes receivable, net of allowance	9,418	6,650
Unbilled revenue	169	973
Amounts due from related companies	118	120
Inventories, net	230	383
Other receivables and prepayments	1,057	771
Current portion of net investment in sales-type leases	724	-
Total Current Assets	20,465	23,806
Non-current assets
Property and equipment, net	13,482	13,637
Intangible assets	629	630
Long-term other receivables	1,247	-
Net investment in sales-type leases, less current portion	696	-
Total Assets	$36,519	$38,073

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$942	$575
Advances from customers	368	371
Other payables and accruals	155	167
Taxes payable	1,542	3,421
Amounts due to shareholder	2	-
Dividend payable	788	772
Total Current Liabilities	3,797	5,306

Commitments and contingencies

Shareholders' equity
Ordinary share ($0.001 par value, 100,000,000 shares authorized, 14,050,000 shares and 14,000,000 shares issued and outstanding as of September 30, 2011 and 2010, respectively)	$14	$14
Additional paid in capital	22,231	21,915
Appropriated retained earnings	1,615	844
Unappropriated retained earnings	6,473	8,281
Accumulated other comprehensive income	2,389	1,713
Total Shareholders' Equity	32,722	32,767
Total Liabilities and Shareholders' Equity	$36,519	$38,073

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2011	2010	2009
		(see note below)	(see note below)
Revenues
Software	$2,409	$11,272	$5,170
Wireless system solution	3,928	3,234	6,070
- Related party	131	-	1,148
-Third Party	3,797	3,234	4,922
Total revenues	6,337	14,506	11,240
Cost of sales
Software	1,205	903	476
Wireless system solution	2,203	1,449	3,418
Total cost of sales	3,408	2,352	3,894

Gross profit	2,929	12,154	7,346

Operating expenses
Selling and marketing expenses	629	341	350
General and administrative expenses	3,276	1,635	537
Research and development expenses	311	179	139
Total operating expenses	4,216	2,155	1,026
(Loss) Income from operations	(1,287)	9,999	6,320

Other income (expense)
Subsidy income	-	44	307
Interest expense	-	(218)	(340)
Interest income	162	-	-
Other income (expense), net	120	20	(55)
Total other income (expense), net	282	(154)	(88)
(Loss) Income before income tax expenses	(1,005)	9,845	6,232
Income tax expenses	32	1,608	935
Net (loss) income	$(1,037)	$8,237	$5,297
Other comprehensive income
Foreign currency translation gain	676	598	22
Comprehensive (loss) income	$(361)	$8,835	$5,319

(Loss) Earnings per ordinary share:
Basic and Diluted	$(0.07)	$0.71	$0.53

Weighted average number of ordinary shares outstanding
Basic and Diluted	14,050,000	11,527,473	10,000,000

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. Accordingly, the Company is presenting its consolidated statements of operations and comprehensive income (loss) for the year ended September 30, 2011, consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010 and 2009.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2011	2010	2009
		(see note below)	(see note below)
Cash flows from operating activities
Net (loss) income	$(1,037)	$8,237	$5,297

Depreciation and amortization	530	225	129
Loss on disposal of office equipment	3	-	-
Bad debt provision	402	-	-
Subsidiary income recognized from deferred government grant	-	-	(50)
Share-based compensation expense	316	302	-

Changes in operating assets and liabilities
Accounts receivable	(3,004)	(4,170)	(1,851)
Unbilled revenue	818	(778)	(177)
Other receivables and prepayments	(278)	257	(234)
Inventories	161	(249)	150
Taxes payable	(1,934)	2,756	601
Accounts payable	351	(848)	1,092
Advance from customers	(12)	(1,037)	(1,424)
Other payables and accruals	(13)	(394)	467
Net investment in sales-type leases	(1,407)	-	-
Net cash (used in) provided by operating activities	(5,104)	4,301	4,000

Cash flows from investing activities
Payment to purchase property and equipment	(75)	(308)	(24)
Proceeds from disposal of office equipment	-	-	(12,186)
Net cash used in investing activities	(75)	(308)	(12,210)

Cash flows from financing activities
Proceeds in short-term bank loan	-	-	3,432
Repayment of short-term bank loan	-	(3,446)	(3,681)
Collection (payment) in amounts due from related-party companies	5	(118)	11,335
Proceeds in amounts due to related companies	2	-	-
Collection in amounts due from shareholders	11	-	-
Receipt in loan from non-related companies	3,000	-	-
Payment in loan to non-related companies	(4,208)	-	-
(Repayment) proceeds in amounts due to shareholders	-	(200)	200
Proceeds from issuance of shares	-	14,504	10
Dividend paid to shareholders	-	(422)	(2,751)
Net cash (used in) provided by financing activities	(1,190)	10,318	8,545

Effect of exchange rate changes on cash and cash equivalents	209	254	-

Net (decrease) increase in cash and cash equivalents	(6,160)	14,565	335
Cash and cash equivalents at beginning of year	14,909	344	9
Cash and cash equivalents at end of year	$8,749	$14,909	$344

Supplemental disclosure of cash flow information
Interest paid	$-	$218	$340
Income taxes paid	$1,608	$92	$215

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. Accordingly, the Company is presenting its consolidated statements of operations and comprehensive income (loss) for the year ended September 30, 2011, consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010 and 2009.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional paid-in	Appropriated Retained	Unappropriated Retained	Comprehensive	Total shareholders’
	No. of share	Amount	capital	capital	earnings	earnings	income	Equity

Balance as of November 30, 2008	-	$-	$6,897	$216	$62	$(544)	$1,093	$7,724
Share contribution	10,000,000	10	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	5,297	-	5,297
Payment of dividends	-	-	-	-	-	(4,096)	-	(4,096)
Transfer to statutory reserves	-	-	-	-	169	-	-	169
Foreign currency translation gain	-	-	-	-	-	-	22	22

Balance as of November 30, 2009	10,000,000	$10	$6,897	$216	$231	$657	$1,115	$9,126
Issuance of ordinary shares in form of American Depositary Shares	4,000,000	4	-	14,500	-	-	-	14,504
Share-based compensation	-	-	-	302	-	-	-	302
Net income for the year	-	-	-	-	-	8,237	-	8,237
Payment of dividends	-	-	-	-	-	-	-	-
Effect of reorganization	-	-	(6,897)	6,897	-	-	-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	14,000,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767
Issuance of ordinary shares in form of American Depositary Shares	50,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676

Balance as of September 30, 2011	14,050,000	$14	$-	$22,231	1,615	$6,473	$2,389	$32,722

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2011 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. The Company had no operations other than the operations of Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated statements of income and comprehensive income and cash flows for the years ended November 30, 2009 included Kingtone Information for the years ended September 30, 2009. Therefore the Company is presenting its consolidated statements of income and comprehensive income and cash flows for the years ended September 30, 2011, 2010 and 2009 instead of for the year ended September 30, 2011, for the ten months ended September 30, 2010 and the year ended November 30, 2009.

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For financial reporting purposes, the financial statements of the Company’s PRC subsidiary which are prepared using the RMB, are translated into Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The exchange rates applied are as follows:

	2011	2010	2009
RMB exchange rate at balance sheets dates,	6.5574	6.6981	6.8376
Average RMB exchange rate for each period	6.6181	6.8214	6.8452

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(c) Use of estimates

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

(e) Accounts and notes receivable

Accounts and notes receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories

Inventories consist of raw materials, finished goods, and work-in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

Where there is evidence that the market value of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the carrying value of inventories will be written down.

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

(h) Impairment of long-lived assets

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no events or changes in circumstances that necessitated a review of impairment of long-lived assets as of September 30, 2011 and 2010.

(i) Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid-in capital or registered capital, after which further appropriation will be at the directors’ recommendation.

(j) Revenue recognition

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

The Company recognized the lease financing arrangement as a sales-type lease. The Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the equipment, and c) Only if the collectability of owed amounts are reasonably assured.

. The sales-type lease revenue is recognized since the transaction meets one of the criteria specified in ASC No. 840-10-25-1, the lease term is more than 75 percent of the estimated economic life of the leased property.

The Company recognizes revenue using the fair value of the equipments by reference to the retail market price of the equipments. These revenues are recorded as “Software Revenue”.

(k) Cost of Sales

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(l) Research and development costs

Research and development costs include salaries, consultant fees, supplies and materials, as well as costs related to other overhead expenses such as depreciation, facilities, utilities and other R&D departmental expenses. Research and development costs are expensed as incurred in performing research and development activities in accordance with ASC No. 730-10-5, Accounting for Research and Development Costs .

 (m) Advertising expenses

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred. The Company incurred no advertising expenses in each of the periods presented.

(n) Share-based compensation

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

(o) Taxation

a)	Income tax

i).
The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).
Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2011, 2010 and 2009. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In October, 2011, Kingtone Information is verified as a “high-technology enterprise” until 2014 and therefore it has benefited from the preferential tax rate of 15%.

	For the years ended September 30,
	2011	2010	2009
	US$(’000)	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%	25%
Taxable income	(1,005)	9,845	6,232
Computed expected income tax expense	-	2,461	1,558
Non-deductible expenses	32	-	-
Effect of tax holidays	-	(853)	(623)
Income tax expenses	32	1,608	935

b)	Value-added tax and business tax

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

The Company adopted ASC No. 740-10 “Income Taxes”, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2011, 2010 and 2009, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

(p) Comprehensive income

Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets are the cumulative foreign currency translation adjustments.

(q) Commitments and contingencies

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

(r) Fair value measurements

The carrying amounts of cash and cash equivalents, accounts receivable from third and related parties, amounts due from and due to related parties, accounts payable and other payables approximate their fair values due to their short term nature.

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

(s) Segment reporting

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

(t) Significant risks

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2011 and September 30, 2010, US$5,467,000 and US$13,758,000, respectively, were deposited with major financial institutions located in the PRC and US$3,282,000 and $1,151,000, respectively, were deposited with major financial institutions located in Singapore. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(u) Earnings per share (“EPS”)

EPS is calculated in according with ASC No. 260 “Earning per share”. Basic EPS excludes dilution and is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, ordinary share options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

(v) Recently issued accounting standards

In May 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

During 2010 and 2011, the FASB has issued several ASU’s – ASU No. 2010-26 through ASU No. 2011-09. Except for ASU’s No. 2011-05 discussed above, the ASU’s entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore have minimal, if any, impact on the Company.

NOTE 3. VARIABLE INTEREST ENTITIES

Kingtone Wireless’ controlling shareholders since the inception of Kingtone Wireless on October 27, 2009, also owned more than 50% of Kingtone Information since the inception of Kingtone Information on December 28, 2001. Mr. Tao Li, the controlling shareholder of Kingtone Information, obtained beneficial ownership and the right to acquire a majority of the outstanding shares of Kingtone Wireless pursuant to a certain Term Sheet, dated October 27, 2009 between certain shareholders of Kingtone Information (including Mr. Li) and Ms. Sha Li, the sole shareholder of Kingtone Wireless at such time (the “Term Sheet”). Such parties subsequently entered into Call Option Agreements dated December 15, 2009 upon the terms and conditions set forth in the Term Sheet. On December 15, 2009, Kingtone Wireless through one of its subsidiaries, Softech, entered into a series of agreements (the “Restructuring Agreements”) with Kingtone Information for it to qualify as a VIE and to meet foreign ownership limitations established by the People Republic of China (the “Reorganization”). The Restructuring Agreements are as follows:

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

As a result of these contractual arrangements, Kingtone Wireless is able to exercise control over Kingtone information and was entitled to substantially all of the economic benefits of Kingtone information through its subsidiary, Softech. Therefore, Kingtone Wireless consolidates Kingtone Information in accordance with ASC 810-10 (“Consolidation of Variable Interest Entities”) since the date of the Reorganization. The controlling shareholder also controlled Kingtone Wireless and Kingtone Information before and after the Reorganization, therefore the Reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests.

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30:

	As of September 30,
	2011	2010
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$5,465	$13,758
Accounts and notes receivable, net of allowance	9,418	6,650
Unbilled revenue	169	973
Amounts due from related companies	118	120
Inventories	230	383
Other receivables and prepayments	1,057	760
Current portion of net investment in sales-type leases	724	-
Total Current Assets	17,181	22,644
Non-current assets
Property and equipment, net	13,482	13,637
Intangible assets	629	630
Long-term other receivables	4,247	-
Net investment in sales-type leases, less current portion	696	-
Total Assets	$36,235	$36,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$942	$575
Advances from customers	368	371
Other payables and accruals	13,457	13,186
Taxes payable	1,542	3,421
Amounts due to shareholder	2	-
Dividend payable	788	772
Total Current Liabilities	17,099	18,325

Total Liabilities	$17,099	$18,325

	For the years ended September 30,
	2011	2010	2009
	US$(’000)	US$(’000)	US$(’000)
Revenues	6,337	14,506	11,240
Net income	141	9,124	5,297

NOTE 4. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:
	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Accounts receivable	9,798	6,699
Less: allowance for doubtful accounts	(456)	(49)
Accounts receivable, net	9,342	6,650
Notes receivable	76	-
Total accounts and notes receivable	9,418	6,650

The details of notes receivable consisted of the following:

Client Name	Amount US$(’000)	Due Date

Jiaozuo Hengyi Industry and Trading Company	31	January 13, 2012
Shilin Luohe Metallurgy Facility Co., Ltd.	31	December 13, 2011
Shanxi Tongzhou Coal and Coke Group	14	November 30, 2011
Total	76

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of September 30, 2011 and September 30, 2010, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 5. UNBILLED REVENUE

Unbilled revenue consisted of the following:
	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Unbilled revenue	169	973
	169	973

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:
	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Jinong High-Tech Agriculture Model Park, Inc.	118	116
Xi'an Ding Tian Investment Holding Group Ltd	-	4
Total	118	120

 These related companies are directly or indirectly owned and controlled by Tao Li, the Chairman of the Company. The Company provided short-term financing to these parties. The balance due from Xi'an Ding Tian Investment Holding Group Ltd as of September 30, 2010 was paid off in December 2010.

NOTE 7. INVENTORIES

Inventories consisted of the following:
	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Raw material	72	181
Finished goods	53	55
Project-in-progress	105	147
Total	230	383

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2011 and 2010, the Company determined that no allowance for obsolescence was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Advances to employees	633	361
Deposits on projects	159	101
Prepayment to suppliers	265	309
Total	1,057	771

The advances to employees are mainly borrowed by employees for operating activities of the company.

NOTE 9. SALES-TYPE LEASES

The components of the net investment in sales-type leases are as follows as of September 30, 2011 and 2010. The implicit interest rate is 6.65% per annum.

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Future minimum lease payments receivable	1,449	-
Unguaranteed residual values	88	-
Unearned income	(117)	-
Net investment in sales-type leases	1,420	-
Less: current portion	724	-
Net investment in sales-type leases, less current portion	696	-

Future minimum lease payments to be received pursuant to sales-type leases during the following fiscal years are as follows:

	2012	2013	2014	Total
	US$(’000)	US$(’000)	US$(’000)	US$(’000)
Minimum lease payments receivable	724	483	242	1,449

NOTE 10. LONG-TERM OTHER RECEIVABLE

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Long-term borrowing from a third party	3,000	-
Long-term receivable related to the borrowing from a third party	4,247	-
Long-term other receivables	1,247	-

As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, the Company entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to borrow US$3million to cover oversea expenses and take RMB27.9million, or US$4.2 million as a guarantee. The offset amount US$1.2million is presented as long-term other receivables, since the agreement will be settled in two years.

NOTE 11. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Buildings and improvements	14,448	14,117
Vehicles	91	88
Other equipment and devices	359	342
Total property and equipment	14,898	14,547
Less: accumulated depreciation	(1,416)	(910)
Property and equipment, net	13,482	13,637

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the years ended September 30, 2011, 2010 and 2009, depreciation expenses were US$516,000, US$222,000 and US$129,000, respectively.

NOTE 12. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Land-use rights	646	633
Less: accumulated amortization	(17)	(3)
Intangible assets, net	629	630

Amortization expenses for the years ended September 30, 2011, 2010 and 2009 were US$14,000, US$3,000 and US$Nil, respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (‘000)
September 30, 2012	19
September 30, 2013	19
September 30, 2014	19
September 30, 2015	19
September 30, 2016	19
Thereafter	534
Total	629

NOTE 13. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Payable to third-party suppliers	942	575
	942	575

The accounts payable to third-party suppliers are mainly for raw materials purchase.

NOTE 14. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Advance from third-party customers	368	371
	368	371

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according payment schedules in the sales contracts.

NOTE 15. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:
	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Accrued employee benefits	17	14
Deposits from suppliers	47	51
Other payables	91	102
Total	155	167

NOTE 16. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
VAT payable	122	64
Enterprise Income tax payable	464	1,958
Other taxes payable	956	1,399
Total	1,542	3,421

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 17. DIVIDEND PAYABLE

	As of September 30, 2011	As of September 30, 2010
	US$(’000)	US$(’000)
Dividend due to shareholders	788	772

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 18. RELATED PARTY TRANSACTIONS

	For the years ended September 30,
	2011	2010	2009
	US$(’000)	US$(’000)	US$(’000)
Sales to related parties:
Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.	—	—	1,148
Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd	131	—	—
Total	131	—	1,148

Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., which is a subsidiary of China Green Agricultural Co., Inc. (CGA), a company under common control with the Company, received products from the Company at a consideration of US$1,148,000 in the year ended September 30, 2009 and the payment was fully received.

Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”) a company under common control with the Company, entered into an agreement with the Company, pursuit to which the Company is responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. By September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received.

There were no other related parties transactions for the year ended September 30, 2010.

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman. The Group Company later leased these offices to CGA for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with the VIE. According to the new lease agreement, the monthly rent is approximately US$1,600 (RMB 10,800).

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 19. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 20.0%, 15.2% and 44.7% of total sales for the years ended September 30, 2011, 2010 and 2009, respectively. The outstanding accounts receivable balance for this customer is 27.6% and 21.8% of the total accounts receivable balance as of September 30, 2011 and 2010, respectively.

Two vendors each accounted for over 10% of the total purchases for the year ended September 30, 2011. Two vendors accounted for over 10% of the total purchases for the years ended September 30, 2010 and no vendor accounted for over 10% of the total purchases for the years ended September 30, 2009.

NOTE 20. COMMITMENTS AND CONTINGENCIES

 The Company has one VIE as of September 30, 2011. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company's current ownership structure or the contractual arrangements with the VIE is remote based on current facts and circumstances.

In 2009, each of our executive offers has entered into a 5 year employment agreement with Softech, our wholly-owned PRC subsidiary. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes. Upon the agreements, the details are as below:

Name	Title	Annual-base Salary	Term
Peng Zhang	Chief Executive Officer	$15,000	Till 2014
Li Wu	Director, Chief Financial Officer	$12,000	Till 2014
Xianying Chen	Vice Precident of Application Development	$12,000	Till 2014
Yufan Zhang	Manager	$12,000	Till 2014
Wei Zhang	Manager	$12,000	Till 2014
Xiaobin Zhang	Manager	$12,000	Till 2014
Wei Wang	Manager Assistant	$10,000	Till 2014

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

All options granted under the 2010 Plan have a term of ten years from the option grant date and vest according to the terms and conditions set forth in each respective grant agreement. On May 14, 2010, the Company granted 180,000 options, to a combination of employees and directors of the Company at an exercise price of US$4.00. On May 14, 2010, the Company also granted 100,000 restricted shares to an officer with 50,000 vested on April 23, 2011 and the remaining 50,000 to be vested on April 23, 2012. Since the officer resigned on May 31, 2011, the remaining 50,000 to be vested on April 23, 2012 were forfeited and also her unvested options were forfeited in accordance with their terms. The Company did not grant any equity awards for the year ended September 30, 2011.

In addition, since the independent directors Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms.

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
(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation cost for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were US$119,000 and US$179,000 for the years ended September 30, 2011 and 2010, respectively. There was no share-based compensation expense for options for the year ended September 30, 2009.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$197,000 and US$123,000 for the years ended September 30, 2011 and 2010, respectively. There was no share-based compensation expense for restricted shares for the years ended September 30, 2009.

The following table summarizes outstanding options as of September 30, 2011, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2011	Fair Value	Remaining Life (Years)	Number Exercisable as of September 30, 2011	Exercise Price
$4.00	123,334	$1.89	8.63	120,001	$1.89

A summary of option activity under the employee share option plan as of September 30, 2011 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2010	180,000	$4.00	9.63	-
Granted during the year	-
Forfeited during the year	(56,666)
Outstanding as of September 30, 2011	123,334	$4.00	8.63	-

A summary of unvested options under the employee share option plan as of September 30, 2011 and changes during the years then ended is presented as follows:

Options	Number of shares	Fair Value
Unvested as of October 1, 2010	119,998	$1.89
Granted during the year	-
Vested during the year	(59,999)	$1.89
Forfeited during the year	(56,666)	$1.89
Unvested as of September 30, 2011	3,333	$1.89

Expected to vest thereafter	3,333	$1.89

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

As of September 30, 2011 and 2010, the Company had appropriated US$1,615,000 and US$844,000, respectively in its statutory reserves.

NOTE 23. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000.The total direct cost related to this transaction amounted $1,496,000, including underwriter fee, attorney fee, audit fee etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to employee. As of September 30, 2011, there were 14,050,000 ordinary shares issued and outstanding.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 24. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2011	2010	2009

Numerator used in basic net income per share:
Net (loss) income	$(1,037,000)	$8,237,000	$5,297,000
Shares (denominator):
Weighted average number of ordinary shares outstanding	14,050,000	11,527,473	10,000,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	14,050,000	11,527,473	10,000,000

(Loss) Earnings per ordinary share- basic and diluted	$(0.07)	$0.71	$0.53

As of September 30, 2011, the Company had zero restricted shares and 123,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

 NOTE 25. SUBSEQUENT EVENTS

Management has considered all events and transactions that occurred after September 30, 2011 and through the date of the financial statements are issued, and have determined that the Company did not have any material subsequent events that require adjustment to or disclosure in the consolidated financial statements during this period.