Form 20-F/A
period 2011-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2012-01-09
CIK 1487839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
Tel: (86) 29-88266368

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $.001 per share American Depositary Shares, each representing one Ordinary Share	None NASDAQ Capital Market

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended September 30, 2011, which we filed with the Securities and Exchange Commission (the “Commission”) on January 4, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the January 4, 2012 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

Item 19.  Exhibits.

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

4.11*	2010 Omnibus Incentive Plan of the Company.

4.12**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

1

4.13**	English translation of Lease Agreement dated September 30, 2010 between Shaanxi TechTeam Jinong Humid Acid Product Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

List of Subsidiaries

21.1*	Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

11.1*	Code of Ethics

12.1***	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2***	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1***	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2***	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS❖	XBRL Instance Document.

101.SCH❖	XBRL Taxonomy Extension Schema Document.

101.CAL❖	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF❖	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB❖	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE❖	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to our Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Securities and Exchange Commission and incorporated herein by reference.
**	Previously filed as exhibits to our Transition Report on Form 20-F filed with the Securities and Exchange Commission on January 20, 2011 and incorporated herein by reference.

***	Previously filed as exhibits to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 4, 2012 and incorporated herein by reference.

❖     XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on its behalf.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

By:	/s/ Peng Zhang
Peng Zhang
Chief Executive Officer (principal executive officer)

January 9, 2012

3