Form 20-F
period 2012-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2013-01-18
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: (86) 29-88266368

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share American Depositary Shares, each representing one Ordinary Share	None NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 1,405,000* Ordinary Shares, including 714,375* Ordinary Shares represented by 714,375* American Depositary Shares outstanding as of September 30, 2012. (The numbers retrospectively reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report:

•	References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

•	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share;

•	References to a particular “fiscal” year, such as “fiscal 2012”, are to our fiscal year ended on September 30, of that year

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

TABLE OF CONTENTS

Part I

Item 1.		Identity of Directors, Senior Management and Advisers.	1

Item 2.		Offer Statistics and Expected Timetable.	1

Item 3.		Key Information.	1

	A.	Selected Financial Data.	1

	B.	Capitalization and Indebtedness.	3

	C.	Reasons for the Offer and Use of Proceeds.	3

	D.	Risk Factors.	3

Item 4.		Information on the Company.	20

	A.	History and Development of the Company.	20

	B.	Business Overview.	21

	C.	Organizational Structure.	32

	D.	Property, Plants and Equipment.	33

Item 4A.		Unresolved Staff Comments.	34

Item 5.		Operating and Financial Review and Prospects.	34

	A.	Operating Results.	34

	B.	Liquidity and Capital Resources.	46

	C.	Research and Development, Patents and Licenses, etc.	46

	D.	Trend Information.	46

	E.	Off-balance Sheet Arrangements.	47

	F.	Tabular Disclosure of Contractual Obligations.	47

Item 6.		Directors, Senior Management and Employees.	47

	A.	Directors and Senior Management.	47

	B.	Compensation.	48

i

	C.	Board Practices.	51

	D.	Employees.	54

	E.	Share Ownership.	54

Item 7.		Major Shareholders and Related Party Transactions.	56

	A.	Major Shareholders.	56

	B.	Related Party Transactions.	56

	C.	Interests of Experts and Counsel.	58

Item 8.		Financial Information.	58

	A.	Consolidated Statements and Other Financial Information.	58

	B.	Significant Changes.	58

Item 9.		The Offer and Listing.	58

	A.	Offer and Listing Details.	58

	B.	Plan of Distribution.	59

	C.	Markets.	59

	D.	Selling shareholders.	59

	E.	Dilution.	59

	F.	Expenses of the issue.	59

Item 10.		Additional Information.	59

	A.	Share Capital.	59

	B.	Memorandum and Articles of Association	60

	C.	Material Contracts.	60

	D.	Exchange Controls.	60

	E.	Taxation.	63

	F.	Dividends and Paying Agents.	69

	G.	Statement by Experts.	69

	H.	Documents on Display.	69

ii

iii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries (“Kingtone Wireless”, “we”, “us”, or “the Company”) and Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”), which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001, are under common control from the earliest date presented. On October 27, 2009, we were incorporated with a fiscal year end of November 30, and on December 15, 2009, we consummated a number of related transactions to acquire contractual control of Kingtone Information (the “Reorganization”). The selected financial data are solely those of Kingtone Information for the fiscal years ended September 30, 2008 and 2009, and then they are combined with Kingtone Wireless through December 15, 2009, the date of the Reorganization, and they are consolidated with Kingtone Wireless following the date of the Reorganization.

In March 2010, we changed our fiscal year end from November 30 to September 30 to have the same fiscal year end as Kingtone Information. As we and our wholly-owned subsidiaries had no operations from October 1, 2009 to November 30, 2009, except for our initial capitalization and our preparation for our initial public offering, the statements of income and comprehensive income for the years ended September 30, 2009 and 2008 are the same as those for the fiscal years ended November 30, 2009 and 2008, respectively.

The selected financial data for fiscal years 2012, 2011, 2010, 2009 and 2008 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

For the Years Ended September 30,
			2010
	2012	2011	Audited
	Audited Consolidated	Audited Consolidated	Consolidated and Combined	2009 Audited	2008 Audited
	($ in Thousands, Except per Share Data)
Total revenues	$1,451	$6,337	$14,506	$11,240	$4,286
Cost of sales	1,689	3,408	2,352	3,894	1,621
Gross (loss) profit	(238)	2,929	12,154	7,346	2,665
Operating expenses:
Selling and marketing expenses	685	629	341	350	301
General and administrative expenses	8,278	3,276	1,635	537	355
Research and development expenses	201	311	179	139	79
Total operating expenses	9,164	4,216	2,155	1,026	735
Operating (loss) income	(9,402)	(1,287)	9,999	6,320	1,930
Subsidy income	237	—	44	307	163
Interest expense	—	—	(218)	(340)	(531)
Interest income	117	162	—	—	—
Other income (expense), net	60	120	(20)	(55)	(356)
(Loss) Income before income tax expense	(8,988)	(1,005)	9,845	6,232	1,206
Income tax expenses	-	32	1,608	935	191
Net (loss) income	$(8,988)	$(1,037)	$8,237	$5,297	$1,015
Other comprehensive income
Foreign currency translation gain	1,194	676	598	22	544
Comprehensive (loss) income	$(7,794)	$(361)	$8,835	$5,319	$1,559
(Loss) Earnings per share:
Basic and Diluted	$(6.40)	$(0.74)	$7.15	$0.53	$0.10
Weighted average number of ordinary shares outstanding
Basic and Diluted	1,405,000	1,405,000	1,152,747	1,000,000	1,000,000

Note : The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated and Combined Balance Sheets Data

	As of September 30,			As of November 30,
	2012	2011	2010	2009	2008
	Audited	Audited	Audited	Audited	Audited
	Consolidated	Consolidated	Consolidated
		($ in Thousands)
Cash and cash equivalents	6,439	8,749	14,909	344	9
Total current assets	15,385	20,465	23,806	4,014	12,884
Total assets	29,892	36,519	38,073	17,907	14,677
Advances from customers	1,528	368	371	1,398	2,817
Dividend payable	817	788	772	1,117	—
Total current liabilities	4,962	3,797	5,306	8,781	6,953
Total shareholders’ equity	24,930	32,722	32,767	9,126	7,724
Total liabilities and shareholders’ equity	29,892	36,519	38,073	17,907	14,677

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

The growth of our business is dependent, in part, upon the increased migration by enterprises to wireless connectivity services in China and our ability to capture a higher proportion of this market. If the demand in China for enterprise connectivity services does not continue to grow, or grows in ways that do not use our services, then we may not be able to grow our business, maintain our profitability or meet public market expectations. Increased usage of enterprise connectivity services depends on numerous factors, including:

1.	the willingness of enterprises to make additional information technology expenditures;
2.	the availability of security products necessary to ensure data privacy over the public networks;
3.	the quality, cost and functionality of these services and competing services;
4.	the increased adoption of wired and wireless broadband access methods;
5.	the proliferation of electronic devices such as handhelds and smart-phones and related applications; and
6.	the willingness of enterprises to invest in our services during the current world-wide economic crisis.

We face intense competition from other software development and IT service companies and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2012, we faced significant competition from both established and emerging software companies which contributed to the decline in our revenues and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

1.	other Chinese wireless data communication and exchange software application and service providers, such as Shenzhen Shi Ji An Ruan Technology Co., Ltd. and Cyber Technologies (Suzhou) Co., Ltd.;
2.	other Chinese software developers and IT service providers, that may decide to add wireless data communication and exchange programming capability;
3.	telecommunication equipment producers and suppliers; and
4.	multi-national service providers

Many of our current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors or other vendors could result in the cancellation of orders by customers in anticipation of the introduction of such new products. Smaller competitors can also competing against us in terms of price and some regional small competitors have a closer relationship with the local government. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. We also expect competition to increase as a result of software industry consolidations, which may lead to the creation of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

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

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

1.	diversion of management’s attention;
2.	difficulties in retaining customers of the acquired companies;
3.	difficulties in retaining personnel of the acquired companies;
4.	entry into unfamiliar markets;
5.	unanticipated problems or legal liabilities; and
6.	tax and accounting issues.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, Ms. Li Wu, our chief financial officer, and Ms. Wei Zhang, vice president of sales and marketing to run our business operations. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

 If Mr. Li’s other professional duties interfere or conflict with his duties for our company, our business, results of operations and financial condition could be materially and adversely affected.

Mr. Li, our chairman, currently serves as the chairman and chief executive officer of China Green Agriculture, Inc. (“CGA”), a producer of humic acid based compound fertilizer in the PRC whose common stock is listed on the New York Stock Exchange. Mr. Li’s duties as chairman and chief executive officer of CGA require the devotion of a substantial amount of his professional time and attention. Mr. Li currently devotes approximately 70% of his professional time to his duties for CGA. Similarly, our success and the execution of our growth strategy will require his significant efforts and the devotion of a substantial amount of his professional time and attention. If the performance of his duties on behalf of CGA interferes or conflict with his duties as chairman of our company, we may not be able to achieve our anticipated growth and our business, results of operations and financial condition could be materially adversely affected.

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

Weaknesses In Our Internal Controls Over Financial Reporting or Disclosure Controls and Procedures May Have A Material Adverse Effect On Our Business, The Price Of Our ADSs, Operating Results And Financial Condition.

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2012, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2012. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Mr. Tao Li, our chairman, beneficially owns and has voting control over approximately 47.9% of our ordinary shares, and our officers and directors as a group beneficially own and have voting control over an aggregate of approximately 48.9% of our ordinary shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2012 and 2011, our five largest customers accounted for 56.8% and 27.0% of our total sales, respectively, and our largest customer - Shaanxi Yanchang Petroleum Group accounted for approximately 15.1% and 4.9% of our total sales during such periods, respectively.  As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

    Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2012 and 2011, our outstanding accounts receivable were $3.2 million and $9.4 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 53.1% and 27.6% of the total accounts receivable balance as of September 30, 2012 and 2011, respectively.  As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

The trading price of our ADSs may be volatile. The price of our ADSs could be subject to wide fluctuations in response to a variety of factors, including the following:

1.	Introduction of new products, services or technologies offered by us or our competitors;
2.	Failure to meet or exceed revenue and financial projections we provide to the public;
3.	Actual or anticipated variations in quarterly operating results;

4.	Failure to meet or exceed the estimates and projections of the investment community;
5.	General market conditions and overall fluctuations in United States equity markets;
6.	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
7.	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
8.	Additions or departures of key management personnel;
9.	Issuances of debt or equity securities;
10.	Significant lawsuits, including patent or shareholder litigation;
11.	Changes in the market valuations of similar companies;
12.	Sales of additional ADSs by us or our shareholders in the future;
13.	Trading volume of our ADSs;
14.	Fluctuations in the exchange rate between the U.S. dollar and Renminbi;

15.	Negative market perception and media coverage of our company or other companies in the same or similar industry with us; and
16.	Other events or factors, many of which are beyond our control.

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

All of our existing shareholders prior to our May 2010 offering were subject to lock-up agreements with the underwriters of the offering that restricted the shareholders’ ability to transfer ordinary shares or ADSs until expiration of the lock-up period in November 2010. The lock-up agreements limited the number of ordinary shares or ADSs that may be sold immediately following the public offering. Subject to certain limitations, approximately 1,000,000 of our total outstanding shares are now eligible for sale. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ADSs.

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

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On December 19, 2011, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ADSs fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. We have regained compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), as its ADS with its underlying ordinary share has achieved a closing bid price of $1.00 or greater for the 10 consecutive business days from November 6 to November 23, 2012 by implementing a 1-for-10 combination, or reverse split of the ordinary shares effective November 6, 2012,we cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADS. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

Kingtone Information was incorporated in Xi’an in Shaanxi Province as a company limited by stocks on December 28, 2001. When it was incorporated, it had a registered capital of RMB50 million and its name was Xi’an TechTeam Intelligent Technology Stock Co., Ltd. Kingtone Information increased its registered capital to RMB56,000,000 on June 16, 2008 and changed its name to the current name on November 5, 2003. Kingtone Information is majority-owned by Mr. Tao Li, our chairman.

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

The rollout of 3G wireless networks in China is increasing customer interest in mobile enterprise solutions. The increased bandwidth of 3G enables greater functionality and performance. In addition, touchscreen smart phones and other standard consumer devices that utilize 3G are able to be used for many applications that formerly required costly custom devices. These technology trends are positive. However, competitions in the software solution business became very harsh. A growing number of small service providers compete very aggressively on price and this negatively affected the Company to win new contracts. We are also working with the three PRC telecom carriers, China Telecom, China Mobile, and China Unicom, on joint marketing and sales efforts to enterprises and government agencies. In addition, we are working with China Telecom to jointly develop and promote a custom, next-generation mobile solution for public safety agencies, including police and fire forces in certain provinces in China.

We typically act as a total solution provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xi’an, China and sell our products widely throughout China.

Our Industry — Mobile Enterprise Software Industry

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 3G rollout, and increasing demand for wireless applications within working environments. However, as the macro economy is slowing down, the government will be more conservative on the investment on the mobile enterprise software, especially mobile enterprise software for some vertical industries such as police and emergency.

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

The Chinese government has been gradually increasing its financial support for the development of the IOT.In April, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things. These measures established special funds worth of RMB 5 billion(approximately $750 million) for the development of smart networks from 2011 to 2015.

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

Wireless enablement for an enterprise and its many activities is now a prominent trend according to the IDC report. With the growth of the domestic economy, improvements in bandwidth, and increased mobility in working environments, enterprises and government agencies are increasing spending on the construction of mobile platforms and applications to extend their functionality outside of stationary locations. Mobile enterprise solutions including mobile middleware software, mobile security software, mobile device management software, and mobile enterprise applications have fueled the growth of both business data and video/voice usage, which are also major driving factors in communication spending.

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

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2012, we had 88engineers88 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Good track record

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2012, we completed a total of 9customer9 customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

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

Recruit, train and retain engineering professionals

We must train and retain our technical and business development teams . Once employed, we provide our technical employees with a comprehensive training program to understand our technologies, market and product offerings.

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

Research and Development

As of September 30, 2012, we had 88 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 40 professionals in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2012, we had 48 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2012, we had 22 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 25 professionals in sales and marketing as of September 30, 2012.

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

The Vertical Industry Application sales force targets general business and government customers. They work closely with sales professionals at China’s wireless telecommunication carriers (China Telecom, China Mobile and China Unicom), under general cooperation framework agreements to develop new customers. We believe the carriers are motivated to improve their average revenue per user, or ARPU, by selling integrated services to enterprise customers. However, they generally lack the ability to develop applications to overlay on their basic data communication network. In most cases, the carriers directly contract with us to provide the wireless application solution. In other cases, we sell directly to our enterprise customers or are engaged as a sub-contractor or by other IT companies with the customer relationship.

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

Sales Process

Our sales process begins by explaining to our potential customers the benefit of our wireless application products to the customer’s particular business. Some companies seek mobile functionality for their sales force, some seek cross-company, real-time networking across all fixed and mobile nodes, while others seek a particular functionality specific to their own trade or business. Our team first seeks to understand each company’s particular needs and then develops a product design proposal. For each project or mandate, we will typically compete against several other companies in an open bid invitation process.

Major Customers

On September 15, 2012, we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It is expected to contribute RMB108.6 million, or approximately $17.2 million revenue to the Company in the fiscal year of 2013.

In the years ended September 30, 2011 and 2010, we derived a material portion of our revenues from a small number of customers. In particular, one single customer, Shaanxi Yanchang Petroleum Group, provided approximately $1.3 million and $2.2 million, respectively, of our revenue, representing 20.0% and 15.2%, respectively, of our total annual revenue. The material terms of our two largest contracts with such customers are summarized below.

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

Our main competitors in the wireless application market in China are:

1.	International IT consulting and service providers that have a strong foothold in customized enterprise software and information system design and implementation, such as Syclo and Accenture;
2.	International mobile enterprise software and solution providers that have a significant presence in China, such as Sybase and CDC Software; and
3.	Domestic mobile enterprise solution developers, such as Beijing Silu Innovation Technology Co., Ltd., a mobile application provider that focuses solely on environmental protection areas, and Cyber Technologies (Suzhou) Co., Ltd., a wireless application software and IT service provider that focuses solely on the public securities areas.

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

We have also applied for a number of invention patents with SIPO. We have received letters of substantive examination of patent for invention application from SIPO, which is the last step before patents can be issued. The following table summarizes these pending patents as of September 30, 2012:

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

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007

RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007

Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008

Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008

Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008

Wireless police affairs system V1.0	2009SR04756	November 10, 2009

Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010

 Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period

KingTone	3559772	9*	November 28, 2004 to November 27, 2014
KingTone	4392291	42*	July 28, 2008 to July 27, 2018
KingTone	4392292	38*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020
Kingtone	4392292	38*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020
“KINGTONE INFORMATION”	7402925	41*	July 7, 2011 to July 6, 2021

联合信息	7402911	35*	January 7, 2011 to January 6, 2021
	7402901	9*	December 21, 2010 to December 20, 2020
	7402916	45*	October 21, 2010 to October 20, 2020
	7402917	35*	October 28, 2010 to October 27, 2020
	7402918	37*	October 21, 2010 to October 20, 2020
	7402919	42*	January 28, 2011 to January 27, 2021
	7402920	38*	October 21, 2010 to October 20, 2020
	7402915	41*	January 28, 2011 to January 27, 2021
翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
翼讯	7703615	42*	August 21, 2011 to August 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703627	38*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	41*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021
联合信息	7402914	9*	October 14, 2011 to October 13, 2021
联合信息	7402912	37*	February 14, 2012 to February 13, 2022
Konelive	9042353	9*	January 21, 2012 to January 20, 2022
Konelive	9042455	35*	January 21, 2012 to January 20, 2022
Konelive	9042539	37*	January 21, 2012 to January 20, 2022
Konelive	9042598	38*	January 21, 2012 to January 20, 2022
Konelive	9042675	41*	January 21, 2012 to January 20, 2022
Konelive	9042605	42*	January 21, 2012 to January 20, 2022
Konelive	9042643	45*	January 21, 2012 to January 20, 2022
Superlive	9046385	35*	January 21, 2012 to January 20, 2022
Superlive	9046404	37*	January 21, 2012 to January 20, 2022
Superlive	9046433	38*	January 21, 2012 to January 20, 2022
Superlive	9046471	41*	April 7, 2012 to April 6, 2022
Superlive	9046733	45*	February 14, 2012 to February 13, 2022

*	See the footnotes to the table below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402912	37*	May 18, 2009	June 4, 2009
联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
翼讯	7703616	38*	September 17, 2009	October 21, 2009
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011

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

D.  PROPERTY AND EQUIPMENT

We operate out of the office located at 3/F, Borough A, Block A, No. 181 South Taibai Road in Xi’an. We own our office space, which covers a floor space of 3,022.94 square meters.

Our Beijing branch office is located at Room 2208 and 2209 at Building 16, An Hui Dong Li, Chaoyang District, Beijing.  It covers a floor space of 184.81 square meters. Our chairman Mr. Tao Li owns this space. We pay no consideration for the use of this space.

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. We have paid the entire purchase price and obtained both the property ownership certificate and land ownership certificate from the provincial government. We have finished the interior design phase of refurbishing the Kingtone Center. The building will house over 500 employees as business expands with an upgraded research & development center and a centralized customer support center. It will also assist sales and marketing with showrooms for demo applications. Once our business growth regains its pace, we expect to utilize the building as planned.

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

Results of Operations for the fiscal year ended September 30, 2012 compared to fiscal year ended September 30, 2011.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2012		2011		Change
	($ in Thousands, Except per Share Data)
Revenue	$1,451	100.0%	$6,337	100.0%	-77.1%
Cost of sales	1,689	116.4%	3,408	53.8%	-50.4%
Gross profit	(238)	-16.4%	2,929	46.2%	-108.1%
Operating expenses
Selling and marketing expenses	685	47.2%	629	9.9%	8.9%
General and administrative expenses	8,278	570.5%	3,276	51.7%	152.7%
Research and development expense	201	13.9%	311	4.9%	-35.4%
Total operating expenses	9,164	631.6%	4,216	66.5%	117.4%
Loss from operations	(9,402)	-648.0%	(1,287)	-20.3%	630.5%
Other income (expense)
Subsidy income	237	16.3%	-	0.0%	-%
Interest expense	0	0.0%	-	0.0%	-%
Interest income	117	8.1%	162	2.6%	-27.8%
Other income (expense), net	60	4.1%	120	1.9%	-50.8%
Total other income (expense), net	414	28.5%	282	4.5%	46.5%
Loss before income tax expenses	(8,988)	-619.4%	(1,005)	-15.9%	794.3%
Income tax expenses	-	0.0%	32	0.5%	-100.0%
Net loss	$(8,988)	-619.4%	$(1,037)	-16.4%	766.7%
Other comprehensive income
Foreign currency translation gain	1,194	82.3%	676	10.7%	76.6%
Comprehensive (loss) income	$(7,794)	-537.1%	$(361)	-5.7%	2059.0%
Loss perperordinary share:
Basic and Diluted	$(6.40)		$(0.74)		766.6%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

 Note : The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2012		2011		Changes
	($ in Thousands, Except per Share Data)
Revenue
Software	$275	19.0%	$2,409	38.0%	-88.6%
Wireless system solutions	1,176	81.0%	3,928	62.0%	-70.1%
Total Revenue	1,451	100.0%	6,337	100.0%	-77.1%
Cost of Sales
Software	640	37.9%	1,205	35.4%	-46.9%
Wireless system solutions	1,049	62.1%	2,203	64.6%	-52.4%
Total Cost of Sales	1,689	100.0%	3,408	100.0%	-50.4%
Goss Profit
Software	(365)	153.4%	1,204	41.1%	-130.3%
Wireless system solutions	127	-53.4%	1,725	58.9%	-92.6%
Total Gross Profit	(238)	100.0%	2,929	100.0%	-108.1%
Gross Margin
Software		-132.7%		50.0%
Wireless system solutions		10.8%		43.9%
Blended Gross Margin		-16.4%		46.2%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2012, we experienced a significant contraction in our software solution business and our wireless system solution business. Our revenue decreased by 77.1% to approximately $1.5 million in the year ended September 30, 2012 from approximately $6.3 million in the year ended September 30, 2011.

Our revenue from software solution sales decreased by 88.6% to approximately $0.3 million in the year ended September 30, 2012 from approximately $2.4 million in the year ended September 30, 2011. As a percentage of total revenue, software solution sales decreased from 38.0% to 19.0%. The significant decrease in our software solution revenue was mainly because as the macro economy is slowing down, the government is more conservative on the investment for software solutions, especially mobile enterprise software for some vertical industries such as police and emergency agency, who are our major customers. Another contributing factor was that our new contracts were of substantially smaller value than our contracts in the prior year period.

Our revenue from wireless system solution sales decreased by 70.1% to approximately $1.2 million in the year ended September 30, 2012 from approximately $3.9 million in the year ended September 30, 2011. As a percentage of total revenue, wireless system solution revenue increased from 62.0% to 81.0% of our total revenue. Given the competitive circumstances, we devoted more resources into communicating with some major customers but we didn’t successfully sign a contract until September 15, 2012 when we signed a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It is expected to contribute RMB108.6 million, or approximately $17.2 million revenue to the company during the fiscal year of 2013.

Cost of Sales

Our cost of sales decreased by 50.4% to approximately $1.7 million in the year ended September 30, 2012 from approximately $3.4 million in the year ended September 30, 2011. As a percentage of our total revenues, our cost of sales increased to 116.4% of revenues in the year ended September 30, 2012 from 53.8% of our total revenues in the year ended September 30, 2011. The decrease in cost of sales was primarily attributable to the decrease in revenue from both software business and wireless system solutions business.

Cost of sales for software decreased by 46.9% to approximately $0.6 million in the year ended September 30, 2012 from approximately $1.2 million in the year ended September 30, 2011, representing 37.9% and 35.4% of our total cost of sales and 232.7% and 50.0% of our software revenue in the fiscal years ended September 30, 2012 and 2011, respectively. Cost of sales for wireless system solutions decreased by 52.4% to approximately $1.0 million in the year ended September 30, 2012 from approximately $2.2 million in the year ended September 30, 2011, representing 62.1% and 64.6% of total cost of sales and 89.2% and 56.1% of wireless system solution revenues in the fiscal years ended September 2012 and 2011, respectively.. . The decreased percentage of cost of sales to total cost of sales was attributable to the decreased revenue from wireless system solutions, which was brought by the small and limited orders of wireless system solutions and harsh competition of the wireless industry. The increased percentage of cost of sales to wireless system solution revenues from September 30, 2011 to September 30, 2012 was due to the higher weighted average decrease of corresponding revenue from September 30, 2011 to September 2012 as a result of harsh competition of the wireless industry and economic slow-down effect.

Gross Profit and Gross Margin

Our total gross profit decreased by 108.1% to approximately $0.2 million loss in the year ended September 30, 2012 from approximately $2.9 million in the year ended September 30, 2011. Our total gross margin was minus 16.4% and 46.2% in the years ended September 30, 2012 and 2011, respectively. This decrease of gross profit and gross margin was primarily due to national slow-down economy, which resulted in the overall decrease in industry profit and profit margin.

Our gross profit for software solution sales decreased by 130.3% to approximately $0.4 million loss in the year ended September 30, 2012 from approximately $1.2 million in the year ended September 30, 2011. Our gross margin for software solutions sales decreased to minus 132.7% in the year ended September 30, 2012 from 50.0% in the year ended September 30, 2011. Our gross profit for wireless system solution sales decreased by 92.6% to approximately $0.1 million in the year ended September 30, 2012 from approximately $1.7 million in the year ended September 30, 2011. Our gross margin for wireless system solution sales decreased to 10.8% in the year ended September 30, 2012 from 43.9% in the year ended September 30, 2011.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 8.9% to approximately $0.69 million in fiscal 2012 from approximately $0.63 million in fiscal 2011, and represented 47.2% and 9.9% of our revenue for the years ended September 30, 2012 and 2011, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The slight increase in selling and marketing expenses was mainly attributable to the increase of travelling expense and travelling subsidy.

General and Administrative Expenses

Our general and administrative expenses increased by 152.7% to approximately $8.3 million in fiscal 2012 from approximately $3.3 million in fiscal 2011, and represented 570.5% and 51.7% of our revenue for the years ended September 30, 2012 and 2011, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant increase in general and administrative expenses was mainly due to the increase of bad debt expense of approximately $4.9 million and professional fees of $0.9 million related to the compliance with NASDAQ’s listing standards. The significant increase of bad debt expense was mainly attributable to the switch of the platform in the software industry, and the company’s former customers are not paying us the remaining accounts receivable balances for the revenue recognized in prior years..

Research and Development Expenses

Our research and development expenses decreased 35.4% to approximately $0.20 million in fiscal 2012 from approximately $0.31 million in fiscal 2011, and represented 13.9% and 4.9% of our revenue for the years ended September 30, 2012 and 2011, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities, and depreciation and amortization expenses relating to our research and development center. The decrease in research and development expenses was mainly because the company intended to decrease the expenses under an unsatisfied business condition.

(Loss) Income from Operations

We incurred a loss of $9.4 million in the year ended September 30, 2012, 630.5% increase in such a loss from approximately loss of $1.3 million in the year ended September 30, 2011. The increase in loss from operations was mainly due to significantly lower revenues from software solutions and wireless system solutions business compounded by increased operating expenses.

Net (Loss) Income

We incurred a net loss of $9.0 million in the year ended September 30, 2012 as compared to net loss of approximately $1.0 million in the year ended September 30, 2011, representing a decrease of 766.7%. Basic and diluted loss per share was $6.40 in the year ended September 30, 2012, compared to loss per share $0.74 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2012 and 2011, respectively.

Results of Operations for the fiscal year ended September 30, 2011 compared to fiscal year ended September 30, 2010.

   The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2011		2010		Change
	($ in Thousands, Except per Share Data)
Revenue	$6,337	100.0%	$14,506	100.0%	-56.3%
Cost of sales	3,408	53.8%	2,352	16.2%	44.9%
Gross profit	2,929	46.2%	12,154	83.8%	-75.9%
Operating expenses
Selling and marketing expenses	629	9.9%	341	2.4%	84.5%
General and administrative expenses	3,276	51.7%	1,635	11.3%	100.4%
Research and development expense	311	4.9%	179	1.2%	73.7%
Total operating expenses	4,216	66.5%	2,155	14.9%	95.6%
(Loss) Income from operations	(1,287)	-20.3%	9,999	68.9%	-112.9%
Other income (expense)
Subsidy income	-	0.0%	44	0.3%	-100.0%
Interest expense	-	0.0%	(218)	-1.5%	-100.0%
Interest income	162	2.6%	-	0.0%
Other income (expense), net	120	1.9%	20	0.1%	500.0%
Total other income (expense), net	282	4.5%	(154)	-1.1%	-283.1%
(Loss) Income before income tax expenses	(1,005)	-15.9%	9,845	67.9%	-110.2%
Income tax expenses	32	0.5%	1,608	11.1%	-98.0%
Net (loss) income	$(1,037)	-16.4%	$8,237	56.8%	-112.6%
Other comprehensive income
Foreign currency translation gain	676	10.7%	598	4.1%	13.0%
Comprehensive (loss) income	$(361)	-5.7%	$8,835	60.9%	-104.1%
(Loss) Earnings per ordinary share:
Basic and Diluted	$(0.07)		$0.71		-109.9%
Weighted average number of ordinary shares outstanding	1,405,000		1,152,747		21.9%

 Note : The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

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
Gross Profit
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

Gross Profit and Gross Margin

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

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 84.5% to approximately $0.63 million in fiscal 2011 from approximately $0.34 million in fiscal 2010, and represented 9.9% and 2.4% of our revenue for the years ended September 30, 2011 and 2010, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The higher amount was primarily attributable to the increase in compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses.

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

Net (Loss) Income

We incurred a net loss of $1.0 million in the year ended September 30, 2011 as compared to net income of approximately $8.2 million in the year ended September 30, 2010, representing a decrease of 112.6%. Basic and diluted loss per share was $0.07 in the year ended September 30, 2011, compared to earning per share $0.71 in the prior year period. The number of weighted average ordinary shares outstanding for the year ended September 30, 2011 was 14,050,000, compared to 11,527,473 a year ago.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2012, we had a working capital of approximately $9.9 million, including cash of approximately $6.4 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2012	2011	2010
	($ in Thousands)
Net cash (used in) provided by operating activities	$(2,433)	$(5,104)	$4,301
Net cash used in investing activities	(97)	(75)	(308)
Net cash (used in) provided by financing activities	9	(1,190)	10,318
Effect of exchange rate fluctuation on cash and cash equivalents	211	209	254
Net (decrease) increase in cash and cash equivalents	(2,310)	(6,160)	14,565
Cash and cash equivalents, beginning of year	8,749	14,909	344
Cash and cash equivalents, end of year	6,439	8,749	14,909

Operating Activities

Net cash used in operating activities was approximately $2.4 million for the year ended September 30, 2012 as compared to $5.1 million for the year ended September 30, 2011. During 2012, the Company had a net loss of $9.0 million, out of which $0.5 million was depreciation and amortization and $4.9 million was bad debt expense. In addition, the Company had net investment in sales-type leases of $0.07 million, decreased accounts and notes receivable by $1.2 million, increased unbilled revenue by $0.4 million and decreased income tax payable by $0.1 million. Net cash provided by operating activities was approximately $4.3 million for the year ended September 30, 2010.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2012 was approximately $0.1 million as compared to net cash used in investing activities of approximately $0.08 million for the year ended September 30, 2011. The cash used in investing activities in fiscal year 2012 and 2011 were mainly attributable to purchasing property and equipment.  Net cash used in investing activities for the year ended September 30, 2010 was approximately $0.31 million for the purpose of purchasing a building for the Company’s research and development center.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2012 totaled approximately $9 thousand as compared to net cash used in financing activities of approximately $1.19 million for the year ended September 30, 2011.  The cash used in financing activities for the year ended September 30, 2011 was mainly attributable to a loan and guarantee agreement with an unrelated third party, and a $4.2 million guarantee for a $3 million (RMB27.9 million) loan offshore to cover oversea expenses. The cash provided by financing activities for the year ended September 30, 2010 was mainly attributable to the proceeds we received from our initial public offering in May 2010.

 As a result of the total cash activities, our net cash decreased by approximately $2.3 million from September 30, 2011 to September 30, 2012 and by approximately $6.2 million from September 30, 2010 to September, 30, 2011.

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

Contractual Obligations

As of September 30, 2012, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.8 million, $0.7 million and $0.6 million for years ended September 30, 2012, 2011 and 2010, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2012, 2011 and 2010 at RMB 6.3265, RMB 6.5574 and RMB 6.6981 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2012, 2011 and 2010 were RMB 6.3299, RMB 6.6181 and RMB 6.8214 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future upward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. In 2009 and 2010, the change in the consumer price index in China was minus 0.7% and 3.3%. China consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased 2.1% from January to December, 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

We generally provide wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods range from two months to approximately two years in length. We recognize income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the ASC No. 605-35, “ Construction-Type and Certain Production-Type Contracts ” and ASC No.985-605, “ Software-revenue recognition ”.

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

The software contracts generally provide for post-contract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in ASC No. 985-605-25-71 as follows:

1.	PCS is included in the total contract price;
2.	PCS is for one year or less;
3.	estimated costs are insignificant;
4.	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent; and
5.	the contract does not include any service elements that are accounted for separately.

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

The Company recognizes revenue using the fair value of the equipment by reference to the retail market price of the equipment. These revenues are recorded as “Software Revenue”.

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

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2012 and 2011, respectively.

Recently Issued Accounting Standards

In December 2011, The FASB issued Accounting Standards Update 2011-12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

The FASB has issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Coinciding with the release of ASU No. 2011-11, the IASB has issued Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). This amendment requires disclosures about the offsetting of financial assets and financial liabilities common to those in ASU No. 2011-11. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this standard is not expected to have a material impact on the Company’s (consolidated) financial position and results of operations.

B.  LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2012, 2011 and 2010, we spent $201,000, $311,000 and $179,000, respectively, on research and development activities.

D. TREND INFORMATION.

China Outlook

According to the plans of the PRC central government, China is to deploy 4G service by 2012. The 4G technology is focused on the open-architecture convergence of multiple wireless standards including TD-SCDMA, TD-OFDMA and other air interfaces. In China’s 12th Five-Year Plan, a key priority is for China to transition from “Made in China” to “Designed in China.” In order to achieve this goal, the government plans to heavily invest in science and technology education and R&D, further develop China’s intellectual property rights system and support “Next-Generation IT” as a Strategic Emerging Industry (SEI). Additionally, China plans to upgrade the technological capabilities of private and public services, including “triple play” services (the convergence of telecom, broadcasting and Internet networks), ecommerce, and e-government and statistics systems. Furthermore, the government plans to invest in R&D of the "Internet of things" and cloud computing, and develop digital and virtual technologies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2012, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	47	Chairman
Peng Zhang	45	Chief Executive Officer
Li Wu	50	Chief Financial Officer
Lili Dong(1)(2)(3)	52	Independent Director
Xianyun Zhang (1)(2)(3)	48	Independent Director
Junwei Wang (1)(2)(3)	37	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

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

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2012, we paid an aggregate of approximately $147,870 in cash compensation to our executive officers and an aggregate of approximately $181,287 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2012, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

	Type of Equity Award	Number of Ordinary Shares	Exercise Price	Grant Date	Expiration Date
Ying Yang	Restricted Shares	5,000	n/a	May 14, 2010	n/a
Ying Yang	Options	10,000	$40.00	May 14, 2010	May 14, 2020
Lili Dong	Options	1,000	$40.00	May 14, 2010	May 14, 2020
Melody Shi	Options	666	$40.00	May 14, 2010	May 14, 2020
James Fong	Options	666	$40.00	May 14, 2010	May 14, 2020

Note : The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

2010 Omnibus Incentive Plan

A description of the provisions of our 2010 Omnibus Incentive Plan (the “Incentive Plan”) is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, which was included as an exhibit to our initial registration statement on Form F-1 filed on April 13, 2010.

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2012, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

Other Awards

The compensation committee may also award under the Incentive Plan:

1.	ordinary shares subject to restrictions;
2.	deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;

3.	ordinary share units subject to restrictions;
4.	unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2011 Omnibus Incentive Plan;
5.	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or

6.	a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.

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

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Lili Dong, Xianyun Zhang and Junwei Wang. Mr. Xianyun Zhang, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meet the definition of  an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lili Dong, Xianyun Zhang and Junwei Wang, with Dr. Dong serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

D.  EMPLOYEES.

As of September 30, 2012, we had a total of 193 full-time employees, including 88 in research and development, 25 in sales and marketing and the rest in a variety of other divisions. All of our employees are full- time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 9, 2013 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of January 9, 2013. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of January 9, 2013 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on January 9, 2013.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	672,676	(1)	47.9%
Li Wu	Chief Financial Officer, Director	10,676	(2)	*
Peng Zhang	Chief Executive Officer	3,500	(3)	*
Lili Dong	Independent Director	1,000	(4)	*
Xianyun Zhang	Independent Director		0	*
Junwei Wang	Independent Director		0	*
All directors and executive officers as a group (6 persons)				48.92%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	106,071	(6)	7.5%
Xuetao Chen	n/a	88,398	(7)	6.3%

*	Less than 1%.

	(1)	Represents (i) 68,864 ADSs owned by Mr. Li and (ii) 603,811.60 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)	Represents (i) 4,375.4 ordinary shares held of record by Ms. Wu and (ii) 6,300.7 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

(3)	Represents (i) 875 ordinary shares held of record by Mr. Zhang, and (ii) 2,625.3 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents options to purchase 1,000 ordinary shares exercisable within 60 days.

(5)	Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(7)	Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 106,071 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

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

As of January 9, 2013, 10,000 of our ordinary shares are held of record by a single record holder in the United States. Additionally, 10,000 restricted ordinary shares were granted to Ying Yang, our former chief financial officer, of which 5,000 shares vested on April 23, 2011 and since Ms. Yang resigned on May 31, 2011, the unvested 5,000 shares were forfeited. The Bank of New York Mellon, as the depositary for our ADSs, is the record holder of 714,375 ordinary shares; however, we are unaware of the names and domiciles of the beneficial owners of the ADSs representing such shares.

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

Name	Relationship with Kingtone Wireless	Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Chairman	Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer	Vice President	0.36%
Li Wu	Chief Financial Officer	Chief Financial Officer	1.09%
Pengguo Xi(2)	Former Vice President of Research and Development	Former Vice President of Research and Development	0.36%
Xianying Chen(3)	Former Vice President of Application Development	Former Vice President of Application Development	0.36%
Lili Dong	Independent Director	Independent Director	—

Xianyun Zhang	Independent Director	Independent Director	—

Junwei Wang	Independent Director	Independent Director	—

Shenzhen Capital Group Co., Ltd.(4)	Indirect Shareholder	Shareholder	10.72%
Xuetao Chen	Indirect Shareholder	Shareholder	8.93%

(1)	Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Mr. Xi resigned from his position on June 13, 2011.

(3)	Mr. Chen resigned from his position on January 15, 2012

(4)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 1,060,714 ordinary shares of our company held of record by SCGC Capital Holding Company Limited.

On August 10, 2010, Kingtone Information entered into an agreement with Techteam, pursuant to which Kingtone Information is responsible for developing certain electronic control systems for Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), a wholly-owned subsidiary of Techteam in the PRC.  The total contracted value of this agreement, including value-added taxes and other taxes, is RMB 3.03 million, or approximately $452,000. Pursuant to the agreement, Kingtone Information will design, plan, construct and purchase materials for the electronic control systems to be used in 28 greenhouses of Yuxing. The agreement sets forth a warranty period, which is the earlier of (a) 18 months after the construction raw materials are delivered, inspected and accepted, and (b) 12 months after the inspection and acceptance of the work completed. During the warranty period Yuxing is entitled to receive maintenance and repair services at no cost.  As of September 30, 2012, there is no revenue incurring with Yuxing. As of September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received. Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Jinong, pursuant to which Techteam rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600. On June 29, 2012, Xi’an Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867(RMB24, 480) for a two-year term starting from July 1, 2012.

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

As of September 30, 2012, we had an outstanding loan of approximately $123,000 to Jinong High-Tech Agriculture Model Park, Inc., a company that is controlled by Tao Li, our chairman.  The loan is interest free and payable on demand.

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

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2012, the date of the financial statements in this annual report.

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

    The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High		Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2012	1.14		0.20
2011	5.47		0.61
2010	3.97		2.15

Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*
2012
Fourth Quarter	3.80	**	0.2
Third Quarter	0.5		0.27
Second Quarter	0.66		0.40
First Quarter	1.14		0.31
2011
Fourth Quarter	1.14		0.31
Third Quarter	1.58		0.90
Second Quarter	2.25		0.61
First Quarter	3.89		2.00
2010
Fourth Quarter	5.47		2.35
Third Quarter	2.80		2.15
Second Quarter	3.97		2.42

Monthly Highs and Lows (for the most recent six months)
December 2012	3.80	**	2.20	**
November 2012	2.94		0.27
October 2012	0.30		0.20
September 2012	0.30		0.21
August 2012	0.30		0.20
July 2012	0.30		0.22

* The Company’s ADSs were listed on Nasdaq Capital Market since May 14, 2010.

** The Company effected a reverse stock split of its ordinary shares on November 6, 2012 (the “Reverse Split”). The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one ordinary share post the Reverse Split. The price listed here after November 6, 2012 reflected the effect from the Reverse Split.

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

None.

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

Dividend Distribution

We are a British Virgin Islands holding company and substantially all of our operations are conducted through Kingtone Information. We rely on dividends and other distributions from our PRC subsidiary and Kingtone Information to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

1.	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

2.	Implementation Rules on Wholly Foreign-Owned Enterprise Law (1990), as amended.

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

This discussion applies only to those investors that purchase the securities in this offering and that hold the securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to holders that may be subject to special tax rules, including but not limited to:

1.	dealers in securities or currencies;
2.	traders in securities that elect to use a mark-to-market method of accounting;
3.	banks, insurance companies or certain financial institutions;
4.	tax-exempt organizations;
5.	governments or agencies or instrumentalities thereof;
6.	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding the securities through such entities;
7.	regulated investment companies or real estate investment trusts;
8.	holders subject to the alternative minimum tax;
9.	holders that actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote;
10.	holders that acquired the securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;
11.	holders that hold the securities as part of a straddle, hedging or conversion transaction; or
12.	holders whose functional currency is not the U.S. dollar.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the securities that is for U.S. federal income tax purposes:

1.	a citizen or resident of the United States;

2.	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or
3.	organized) under the laws of the United States, any state thereof or the District of Columbia;

4.	an estate whose income is subject to U.S. federal income tax regardless of its source; or

5.	a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S.
6.	persons are authorized to control all substantial decisions of the trust, or (b) if the trust has a valid election in effect under applicable U.S.

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

In general, we will be a PFIC in any taxable year if either:

1.	at least 75% of our gross income for the taxable year is passive income; or

2.	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are treated as a PFIC in any year during which a U.S. Holder owns the securities, and such U.S. Holder did not make a mark-to-market election, as described below, the U.S. Holder will be subject to special rules with respect to:

1.	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or ADSs; and any excess distribution that we make to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a single taxable year of such U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the shares or ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder holding period for the shares or ADSs).

Under these rules:

2.	the gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares and ADSs;

3.	the amount allocated to the U.S. Holder’s taxable year in which it realized the gain or excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;

4.	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year; and

5.	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

6.	Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.  STATEMENT BY EXPERTS.

Not applicable.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov . You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266383

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2012, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.8 million and $0.7 million as of September 30, 2012 and 2011, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2012 at RMB 6.3265 to $1.00 as compared to RMB 6.5574 to $1.00 at September 30, 2011. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2011 and September 30, 2010 were RMB 6.6181 and RMB 6.8214 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased 2.1% from January to December 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to our registration statement filed on Form F-1. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov . You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

N/A.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2012, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2012 was not effective because of the following material weakness:

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of September 30, 2012.

Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2012 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

 ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by Marcum Bernstein & Pinchuk LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $115,500 for the fiscal year ended September 30, 2012 and September 30, 2011, respectively.

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

ITEM 16H. MINE SAFETY DISCLOSURE

  Not applicable.

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

January 18, 2013

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

** ❖

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

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGES

Reports of Independent Registered Public Accounting Firms	F-1 – F-2

Consolidated Balance Sheets
as of September 30, 2012 and 2011	F-3

Consolidated and Combined Statements of Operations and Comprehensive Income
(Loss) for the Years Ended September 30, 2012, 2011 and 2010	F-4

Consolidated and Combined Statements of Cash Flows
for the Years Ended September 30, 2012, 2011 and 2010	F-5

Consolidated and Combined Statements of Shareholders’ Equity
for the Years Ended September 30, 2012, 2011 and 2010	F-6

Notes to the Consolidated and Combined Financial Statements	F-7 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2012 and 2011, the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk LLP

New York, New York

January 18, 2013

NEW YORK OFFICE • 7 Penn Plaza  • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 •  marcumbp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated and combined statements of income and comprehensive income, and cash flows for the year ended September 30, 2010 and the related consolidated and combined statement of shareholders’ equity for the ten months ended September 30, 2010 of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”). The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As more fully described in Note 2a, in March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. Accordingly the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the year ended September 30, 2010 instead of for the ten months ended September 30, 2010.

/s/ Bernstein & Pinchuk LLP

New York, New York

January 20, 2011

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2012	2011
ASSETS
Current assets
*Cash and cash equivalents	$6,439	$8,749
*Accounts and notes receivable, net of allowance	3,240	9,418
*Unbilled revenue	580	169
*Amounts due from related companies	123	118
*Inventories	628	230
*Other receivables and prepayments	1,772	1,057
*Current portion of long-term other receivables	1,393	-
*Current portion of net investment in sales-type leases	1,210	724
Total Current Assets	15,385	20,465
Non-current assets
*Property and equipment, net	13,541	13,482
*Intangible assets	633	629
*Long-term other receivables	-	1,247
*Net investment in sales-type leases, less current portion	333	696
Total Assets	$29,892	$36,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
*Accounts payable	$775	$942
*Advances from customers	1,528	368
*Other payables and accruals	167	155
*Taxes payable	1,673	1,542
*Amounts due to shareholder	2	2
*Dividend payable	817	788
Total Current Liabilities	4,962	3,797

Commitments and contingencies

Shareholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2012 and 2011, respectively)	$14	$14
*Additional paid in capital	22,233	22,231
*Appropriated retained earnings	1,615	1,615
*Unappropriated retained (loss) earnings	(2,515)	6,473
*Accumulated other comprehensive income	3,583	2,389
Total Shareholders' Equity	24,930	32,722
Total Liabilities and Shareholders' Equity	$29,892	$36,519

See notes to the consolidated and combined financial statements

 *All of the VIE’s assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 3).

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2012	2011	2010
			(see note below)
Revenues
Software	$275	$2,409	$11,272
Wireless system solution	1,176	3,928	3,234
- Related party	-	131	-
- Third Party	1,176	3,797	3,234
Total revenues	1,451	6,337	14,506
Cost of sales
Software	640	1,205	903
Wireless system solution	1,049	2,203	1,449
Total cost of sales	1,689	3,408	2,352

Gross (loss) profit	(238)	2,929	12,154

Operating expenses
Selling and marketing expenses	685	629	341
General and administrative expenses	8,278	3,276	1,635
Research and development expenses	201	311	179
Total operating expenses	9,164	4,216	2,155
(Loss) Income from operations	(9,402)	(1,287)	9,999

Other income (expense)
Subsidy income	237	-	44
Interest expense	-	-	(218)
Interest income	117	162	-
Other income (expense), net	60	120	20
Total other income (expense), net	414	282	(154)
(Loss) Income before income tax expenses	(8,988)	(1,005)	9,845
Income tax expenses	-	32	1,608
Net (loss) income	$(8,988)	$(1,037)	$8,237
Other comprehensive income
Foreign currency translation gain	1,194	676	598
Comprehensive (loss) income	$(7,794)	$(361)	$8,835

(Loss) Earnings per ordinary share:
Basic and Diluted	$(6.40)	$(0.74)	$7.15

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,152,747

Note: In March 2010, the Company changed its fiscal year end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. Accordingly the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the year ended September 30, 2010 instead of for the ten months ended September 30, 2010.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2012	2011	2010
			(see note below)
Cash flows from operating activities
Net (loss) income	$(8,988)	$(1,037)	$8,237

Depreciation and amortization	548	530	225
Loss on disposal of office equipment	-	3	-
Bad debt expense	4,942	402	-
Employee compensation	873	-	-
Share-based compensation expense	2	316	302

Changes in operating assets and liabilities
Accounts receivable	1,576	(3,004)	(4,170)
Unbilled revenue	(405)	818	(778)
Other receivables and prepayments	(1,549)	(278)	257
Inventories	(390)	161	(249)
Taxes payable	76	(1,934)	2,756
Accounts payable	(201)	351	(848)
Advance from customers	1,146	(12)	(1,037)
Other payables and accruals	9	(13)	(394)
Net investment in sales-type leases	(71)	(1,407)	-
Net cash (used in) provided by operating activities	(2,433)	(5,104)	4,301

Cash flows from investing activities
Payment to purchase property and equipment	(97)	(75)	(308)
Proceeds from disposal of office equipment	-	-	-
Net cash used in investing activities	(97)	(75)	(308)

Cash flows from financing activities
Repayment of short-term bank loan	-	-	(3,446)
Collection (payment) in amounts due from related-party companies	-	5	(118)
Proceeds in amounts due to related companies	-	2	-
Collection in amounts due from shareholders	-	11	-
Receipt in loan from non-related companies	9	3,000	-
Payment in loan to non-related companies	-	(4,208)	-
Repayment in amounts due to shareholders	-	-	(200)
Proceeds from issuance of shares	-	-	14,504
Dividend paid to shareholders	-	-	(422)
Net cash (used in) provided by financing activities	9	(1,190)	10,318

Effect of exchange rate changes on cash and cash equivalents	211	209	254

Net (decrease) increase in cash and cash equivalents	(2,310)	(6,160)	14,565
Cash and cash equivalents at beginning of year	8,749	14,909	344
Cash and cash equivalents at end of year	$6,439	$8,749	$14,909

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$218
Income taxes paid	$-	$1,608	$92

Note: In March 2010, the Company changed its fiscal year end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. Accordingly the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the year ended September 30, 2010 instead of for the ten months ended September 30, 2010.

See notes to the consolidated and combined financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional paid-in	Appropriated Retained	Unappropriated Retained	Comprehensive	Total shareholders’
	No. of share	Amount	capital	capital	earnings	earnings	income	Equity

Balance as of November 30, 2009	1,000,000	$10	$6,897	$216	$231	$657	$1,115	$9,126
Issuance of ordinary shares in form of American Depositary Shares	400,000	4	-	14,500	-	-	-	14,504
Share-based compensation	-	-	-	302	-	-	-	302

Net income for the year	-	-	-	-	-	8,237	-	8,237
Payment of dividends	-	-	-	-	-	-	-	-
Effect of reorganization	-	-	(6,897)	6,897	-	-	-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	1,400,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767
Issuance of ordinary shares in form of American Depositary Shares	5,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676

Balance as of September 30, 2011	1,405,000	$14	$-	$22,231	$1,615	$6,473	$2,389	$32,722
Issuance of ordinary shares in form of American Depositary Shares	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	2	-	-	-	2

Net loss for the year	-	-	-	-	-	(8,988)	-	(8,988)
Transfer to statutory reserves	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	1,194	1,194

Balance as of September 30, 2012	1,405,000	$14	$-	$22,233	$1,615	$(2,515)	$3,583	$24,930

See notes to the consolidated and combined financial statements

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

Effective November 6, 2012, the Company conducted a 1-for-10 Reverse Stock Split of all issued and outstanding shares of its common stock. Upon the effect of the Reverse Stock Split, the Company’s issued and outstanding shares reduced from 14,050,000 to 1,405,000. Except as otherwise specified, all information in these financial statements and notes and all share and per share information has been retroactively adjusted for all periods presented to reflect the reverse stock split, as if the Reverse Stock Split had occurred at the beginning of the earliest period presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2012 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

In March 2010, the Company changed its fiscal year end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Kingtone Information. Accordingly the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the year ended September 30, 2010 instead of for the ten months ended September 30, 2010.

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiaries, Softech and Kingtone Information, is Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company’s PRC subsidiaries which are prepared using RMB, are translated into Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The exchange rates applied are as follows:

	2012	2011	2010
RMB exchange rate at balance sheets dates,	6.3265	6.5574	6.6981
Average RMB exchange rate for each period	6.3299	6.6181	6.8214

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from OANDA (Forex Trading and Exchange Rates Services).

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

Estimated useful lives of property and equipment:

Useful Life
Property and improvements	20-35 years
Transportation equipment	5 years
Office equipment	5 years
Furniture	5 years
Electronic equipment	3-5 years

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2012 and 2011, respectively.

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

The software contracts generally provide for post-contract customer support (“PCS”) for a period of one year from delivery of the software. The value of PCS revenue is not separately reported and is accounted for as part of the entire fee under the contract accounting methods described above since the PCS meets the criteria specified in ASC No. 985-605-25-71 as follows:

1.	PCS is included in the total contract price;
2.	PCS is for one year or less;

3.	estimated costs are insignificant;
4.	upgrades and enhancements during the PCS term have historically been and are expected to continue to be minimal and infrequent; and
5.	the contract does not include any service elements that are accounted for separately.

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

The Company recognizes revenue using the fair value of the equipment by reference to the retail market price of the equipment. These revenues are recorded as “Software Revenue”.

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

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, " Equity based " payment to non-employees. For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

(o) Taxation

a)	Income tax

i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2012, 2011 and 2010. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).	The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC was changed from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In October 2011, Kingtone Information is verified as a “high-technology enterprise” until 2014 and therefore it has benefited from the preferential tax rate of 15%.

	For the years ended September 30,
	2012	2011	2010
	US$(’000)	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%	25%
Income (loss) before tax	(8,988)	(1,005)	9,845
Computed expected income tax expense	-	-	2,461
Non-deductible expenses	-	32	-
Effect of tax holidays	-	-	(853)
Income tax expenses	-	32	1,608

The tax authority of the PRC conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities.

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

The Company adopted ASC No. 740-10 “Income Taxes”, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2012, 2011 and 2010, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

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

(t) Significant risks

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2012 and September 30, 2011, US$3,729,320 and US$5,467,000, respectively, were deposited with major financial institutions located in the PRC and US$2,710,038 and $3,282,000, respectively, were deposited with major financial institutions located in Singapore. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

(v) Recently issued accounting standards

In December 2011, The FASB issued Accounting Standards Update 2011-12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

The FASB has issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Coinciding with the release of ASU No. 2011-11, the IASB has issued Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). This amendment requires disclosures about the offsetting of financial assets and financial liabilities common to those in ASU No. 2011-11. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this standard is not expected to have a material impact on the Company’s (consolidated) financial position and results of operations.

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

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30:

	As of September 30,
	2012	2011
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$3,728	$5,465
Accounts and notes receivable, net of allowance	3,240	9,418
Unbilled revenue	580	169
Amounts due from related companies	123	118
Inventories	628	230
Other receivables and prepayments	4,781	1,057
Current portion of long-term other receivables	1,393	-
Current portion of net investment in sales-type leases	1,210	724
Total Current Assets	15,683	17,181
Non-current assets
Property and equipment, net	13,541	13,482
Intangible assets	633	629
Long-term other receivables	-	4,247
Net investment in sales-type leases, less current portion	333	696
Total Assets	$30,190	$36,235

LIABILITIES
Current liabilities
Accounts payable	$775	$942
Advances from customers	1,528	368
Other payables and accruals	13,959	13,457
Taxes payable	1,673	1,542
Amounts due to shareholder	2	2
Dividend payable	817	788
Total Current Liabilities	18,754	17,099
Total Liabilities	$18,754	17,099

	For the years ended September 30,
	2012	2011	2010
	US$(’000)	US$(’000)	US$(’000)
Revenue	1,451	6,337	14,506
Net (loss) income	(8,394)	141	9,124

NOTE 4. ACCOUNTS AND NOTES RECEIVABLE,  NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Accounts receivable	3,240	9,798
Less: allowance for doubtful accounts	-	(456)
Accounts receivable, net	3,240	9,342
Notes receivable	-	76
Total accounts and notes receivable	3,240	9,418

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Balance at the beginning of the year	(456)	(49)
Bad debt expense	-	(418)
Write offs	456	11
Balance at the end of the year	-	(456)

For the year ended September 30, 2012, the Company has directly written off a balance of US$4,947,954 accounts receivable and charged to bad debt expenses due to that these accounts receivable were non-collectible.

There was no notes receivable for the year ended September 30, 2012. The details of notes receivable for the year ended September 30, 2011 consisted of the following:

Client Name	Amount US$(’000)	Due Date

Jiaozuo Hengyi Industry and Trading Company	31	January 13, 2012
Shilin Luohe Metallurgy Facility Co., Ltd.	31	December 13, 2011
Shanxi Tongzhou Coal and Coke Group	14	November 30, 2011
Total	76

As of September 30, 2012 and September 30, 2011, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 5. UNBILLED REVENUE

Unbilled revenue consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Unbilled revenue	580	169
	580	169

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Jinong High-Tech Agriculture Model Park, Inc.	123	118
Total	123	118

 The entity referred to above is indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided short-term financing to such a party .

NOTE 7. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Raw material	75	72
Finished goods	88	53
Project-in-progress	465	105
Total	628	230

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2012 and 2011, the Company determined that no allowance for obsolescence was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Advances to employees	449	663
Deposits on projects	560	159
Prepayment to suppliers	763	265
Total	1,772	1,057

The advances to employees are mainly borrowed by employees for operating activities of the company. The Company has directly written off a balance of US$877,488 and charged in employee compensation for the year ended September 30, 2012.

NOTE 9. SALES-TYPE LEASES

The components of the net investment in sales-type leases are as follows as of September 30, 2012 and 2011. The implicit interest rate is 6.65% per annum.

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Future minimum lease payments receivable	1,502	1,449
Unguaranteed residual values	91	88
Unearned income	(50)	(117)
Net investment in sales-type leases	1,543	1,420
Less: current portion	1,210	724
Net investment in sales-type leases, less current portion	333	696

Future minimum lease payments to be received pursuant to sales-type leases during the following fiscal years are as follows:

	2013	2014	2015	Total
	US$(’000)	US$(’000)	US$(’000)	US$(’000)
Minimum lease payments receivable	751	501	250	1,502

NOTE 10. LONG-TERM OTHER RECEIVABLE

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Long-term receivable related to the borrowing from a third party	-	4,247
Less: Long-term borrowing from a third party	-	3,000
Long-term other receivables	-	1,247

As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, the Company entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to borrow US$3 million to cover oversea expenses and take RMB27.9 million, or US$4.2 million as a guarantee. The offset amount US$1.2 million is presented as long-term other receivables, since the agreement will be settled in two years. The balance had been recorded in the current portion of long-term other receivables as of September 30, 2012 since less than one year left for the repayment.

NOTE 11. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Buildings and improvements	14,975	14,448
Vehicles	172	91
Other equipment and devices	391	359
Total property and equipment	15,538	14,898
Less: accumulated depreciation	(1,997)	(1,416)
Property and equipment, net	13,541	13,482

For the years ended September 30, 2012, 2011 and 2010, depreciation expenses were US$806,000, US$516,000 and US$222,000, respectively.

NOTE 12. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Land-use rights	670	646
Less: accumulated amortization	(37)	(17)
Intangible assets, net	633	629

Amortization expenses for the years ended September 30, 2012, 2011 and 2010 were US $37,000, US$17,000 and US$3,000, respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (‘000)
September 30, 2013	19
September 30, 2014	19
September 30, 2015	19
September 30, 2016	19
September 30, 2017	19
Thereafter	538
Total	633

NOTE 13. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Payable to third-party suppliers	775	942
	775	942

The accounts payable to third-party suppliers are mainly for raw materials purchase.

NOTE 14. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Advance from third-party customers	1,528	368
	1,528	368

The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according to payment schedules in the sales contracts.

NOTE 15. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Accrued employee benefits	24	17
Deposits from suppliers	33	47
Other payables	110	91
Total	167	155

NOTE 16. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Enterprise income tax payable	480	464
Individual income tax	736	507
Other taxes payable	457	1077
Total	1,673	1,542

NOTE 17. DIVIDEND PAYABLE

	As of September 30, 2012	As of September 30, 2011
	US$(’000)	US$(’000)
Dividend due to shareholders	817	788
	817	788

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 18. RELATED PARTY TRANSACTIONS

1.	Sales to related parties:

	For the years ended September 30,
	2012	2011	2010
	US$(’000)	US$(’000)	US$(’000)
Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd	—	131	—
Total	—	131	—

In August 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”), a company under common control of Mr. Tao Li , entered into an agreement with the Company, pursuant to which the Company is responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. For the year ended September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received.For year ended September 30, 2012, there is no further revenue recognized with Yuxing since the rest of the contract is pending to be performed.

There were no related parties transactions for the year ended September 30, 2010 and 2012.

2.	Office Rental

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman. The Group Company later leased these offices to China Green Agriculture, Inc. (“CGA”) for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with the VIE. According to the new lease agreement, the monthly rent is approximately US$1,600 (RMB 10,800). On June 29, 2012, Xi’an Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867(RMB24, 480) for a two-year term starting from July 1, 2012.

	For the years ended September 30,
	2012	2011	2010
	US$(’000)	US$(’000)	US$(’000)
Total rental income	26,001	19,200	4,800

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

NOTE 19. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 11.0%, 22.3% and 15.2% of total sales for the years ended September 30, 2012, 2011 and 2010, respectively. The outstanding accounts receivable balance for this customer is 51.3% and 27.6% of the total accounts receivable balance as of September 30, 2012 and 2011, respectively.

Two vendors accounted for over 10% of the total purchases for the year ended September 30, 2012, 2011 and 2010.

NOTE 20. COMMITMENTS AND CONTINGENCIES

 The Company has one VIE as of September 30, 2012. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations and continue consolidation with its VIE.

In 2009, each of our executive offers has entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by a 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes. The details of the term and annual salary of our executive officers are as below:

Name	Title	Annual-base Salary			Term

Peng Zhang	Chief Executive Officer	RMB	180,000	$28,436	Till 2014
Li Wu	Director, Chief Financial Officer	RMB	132,000	$20,853	Till 2014
Wei Zhang	Executive President	RMB	120,000	$18,958	Till 2014
Jiaqing Ren	Vice President	RMB	120,000	$18,958	Till 2014
Xiang Bu	Manager	RMB	120,000	$18,958	Till 2014
Zhenyu Chen	Manager	RMB	120,000	$18,958	Till 2014
Xiaodong Ma	Manager	RMB	144,000	$22,749	Till 2014

NOTE 21. SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company's business, its board of directors and its shareholders approved and adopted an Omnibus Incentive Plan in April 2010 (the "2010 Plan"). Under the 2010 Plan, the Company may grant options or restricted award to its employees, directors and consultants to purchase an aggregate of no more than 1,500,000 ordinary shares of the Company, subject to different vesting requirements. The 2010 Plan is administered by the Compensation Committee (the "Plan Administrator"). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

All options granted under the 2010 Plan have a term of ten years from the option grant date and vest according to the terms and conditions set forth in each grant agreement. On May 14, 2010, the Company granted 180,000 options, to a combination of employees and directors of the Company at an exercise price of US$4.00 on a pre-Reverse Split basis.

Restricted stock granted under the 2010 Plan is subject to a different vesting period. On May 14, 2010, the Company granted 100,000 restricted shares to an officer with 50,000 vested on April 23, 2011 and the remaining 50,000 was scheduled to be vested on April 23, 2012.

Since the officer resigned on May 31, 2011, the remaining 50,000 to be vested on April 23, 2012 were forfeited and also such officer’s unvested options were forfeited in accordance with their terms. In addition, since the two independent directors Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms. The reference of number of restrictive shares is on a pre-Reverse Split basis

The Company did not grant any equity awards for the year ended September 30, 2012 and 2011.

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

(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were US$2,000, US$119,000 and US$179,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0, US$197,000 and US$123,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

The following table summarizes outstanding options as of September 30, 2012, related weighted average fair value and life information, options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2012	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of September 30, 2012	Weighted Average Exercise Price

$40.00	12,334	$18.9	7.62	12,334	$18.9

A summary of option activity under the employee share option plan as of September 30, 2012 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2011	12,334	$40.00	8.63	-
Granted during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Outstanding as of September 30, 2012	12,334	$40.00	7.62	-

A summary of unvested options under the employee share option plan as of September 30, 2012 and changes during the years then ended is presented as follows:

Options	Number of shares	Fair Value
Unvested as of September 30, 2011	333	$18.9
Granted during the year	-	-
Vested during the year	(333)	$18.9
Forfeited during the year	-	$-
Unvested as of September 30, 2012	-	$18.9
Expected to vest thereafter	-	$18.9

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

As of September 30, 2012 and 2011, the Company had appropriated nil and US$1,615,000, respectively in its statutory reserves.

NOTE 23. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. The total direct cost related to this transaction amounted $1,496,000, including underwriter fee, attorney fee, audit fee etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to an employee. As of September 30, 2012, there were 14,050,000 ordinary shares issued and outstanding.

Effective November 6, 2012, the Company undertook a combination, or reverse split of the ordinary shares issued by the Company at par value of $0.001 per share such that the Company shall issue one (1) ordinary share (each, "New Share," collectively "New Shares") for every ten (10) ordinary shares held by its members ("Old Shares") (the "Reverse Split"). The par value of each New Share was $0.01, equal to the aggregate of the par value of ten Old Shares combined.  The ratio between each American Depositary Share ("ADS") and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one New Share.

NOTE 24. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2012	2011	2010

Numerator used in basic net income per share:
Net (loss) income	$(8,988,000)	$(1,037,000)	$8,237,000
Shares (denominator):
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,152,747
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,152,747

(Loss) Earnings per ordinary share- basic and diluted	$(6.40)	$(0.74)	$7.15

As of September 30, 2012, the Company had zero restricted shares and 12,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

 NOTE 25. SUBSEQUENT EVENTS

As described under Note 23 herein, the Company effected the Reverse Split on November 6, 2012. As a result of Reverse Split, the price of the ADS increased proportionally and the Company maintained the continued listing of the ADSs on NASDAQ.

