Form 20-F
period 2013-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2014-01-17
CIK 1487839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2013

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
Tel: (86) 29-88266368
(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	None

American Depositary Shares, each representing one Ordinary Share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 1,405,000 Ordinary Shares, including 714,375 Ordinary Shares represented by 714,375 American Depositary Shares outstanding as of September 30, 2013. (The numbers retrospectively reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

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

•      References to a particular “fiscal year”, such as “fiscal year 2013”, are to our fiscal year ended on September 30, of that year

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

TABLE OF CONTENTS

Part I			8

Item 1.		Identity of Directors, Senior Management and Advisers.	8

Item 2.		Offer Statistics and Expected Timetable.	8

Item 3.		Key Information.	8

	A.	Selected Financial Data.	8

	B.	Capitalization and Indebtedness.	11

	C.	Reasons for the Offer and Use of Proceeds.	11

	D.	Risk Factors.	11

Item 4.		Information on the Company.	29

	A.	History and Development of the Company.	29

	B.	Business Overview.	30

	C.	Organizational Structure.	42

	D.	Property, Plants and Equipment.	44

Item 4A.		Unresolved Staff Comments.	45

Item 5.		Operating and Financial Review and Prospects.	45

	A.	Operating Results.	45

	B.	Liquidity and Capital Resources.	59

	C.	Research and Development, Patents and Licenses, etc.	59

	D.	Trend Information.	60

	E.	Off-balance Sheet Arrangements.	61

	F.	Tabular Disclosure of Contractual Obligations.	61

Item 6.		Directors, Senior Management and Employees.	61

	A.	Directors and Senior Management.	61

	B.	Compensation.	63

	C.	Board Practices.	65

	D.	Employees.	69

	E.	Share Ownership.	69

Item 7.		Major Shareholders and Related Party Transactions.	70

	A.	Major Shareholders.	70

	B.	Related Party Transactions.	70

	C.	Interests of Experts and Counsel.	71

Item 8.		Financial Information.	71

	A.	Consolidated Statements and Other Financial Information.	71

	B.	Significant Changes.	72

Item 9.		The Offer and Listing.	72

	A.	Offer and Listing Details.	72

	B.	Plan of Distribution.	73

	C.	Markets.	73

	D.	Selling shareholders.	73

	E.	Dilution.	73

	F.	Expenses of the issue.	73

Item 10.		Additional Information.	73

	A.	Share Capital.	73

	B.	Memorandum and Articles of Association.	73

	C.	Material Contracts.	73

	D.	Exchange Controls.	74

	E.	Taxation.	78

	F.	Dividends and Paying Agents.	84

	G.	Statement by Experts.	84

	H.	Documents on Display.	84

	I.	Subsidiary Information.	84

5

Item 16H.	Mine Safety Disclosure.	90

Part III		90

Item 17.	Financial Statements.	90

Item 18.	Financial Statements.	90

Item 19.	Exhibits.	90

Index to Consolidated Financial Statements

7

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

KingtoneWirelessinfo Solution Holding Ltd and its consolidated subsidiaries (“Kingtone Wireless”, “we”, “us”, or “the Company”) and Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”), which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001, are under common control from the earliest date presented. On October 27, 2009, we were incorporated with a fiscal year end of November 30, and on December 15, 2009, we consummated a number of related transactions to acquire contractual control of Kingtone Information (the “Reorganization”). The selected financial data are solely those of Kingtone Information for the fiscal year ended September 30, 2009, and then they are combined with Kingtone Wireless through December 15, 2009, the date of the Reorganization, and they are consolidated with Kingtone Wireless following the date of the Reorganization.

In March 2010, we changed our fiscal year end from November 30 to September 30 to have the same fiscal year end as Kingtone Information. As we and our wholly-owned subsidiaries had no operations from October 1, 2009 to November 30, 2009, except for our initial capitalization and our preparation for our initial public offering, the statement of income and comprehensive income for the year ended September 30, 2009 is the same as those for the fiscal year ended November 30, 2009.

The selected financial data for fiscal years 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

KingtoneWirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

		For the Years Ended September 30,
	2013	2012	2011	2010(2) Audited Consolidated	For the Year Ended November 30,
	Audited Consolidated	Audited Consolidated	Audited Consolidated	and Combined	2009 Audited
	($ in Thousands, Except per Share Data)

Total revenues	$11,562	$1,451	$6,337	$14,506	$11,240
Cost of sales	10,544	1,689	3,408	2,352	3,894
Gross (loss) profit	1,018	(238)	2,929	12,154	7,346
Operating expenses:
Selling and marketing expenses	557	685	629	341	350
General and administrative expenses	2,805	8,278	3,276	1,635	537
Research and development expenses	249	201	311	179	139
Total operating expenses	3,611	9,164	4,216	2,155	1,026
Operating (loss) income	(2,593)	(9,402)	(1,287)	9,999	6,320
Subsidy income	-	237	-	44	307
Interest expense	-	-	-	(218)	(340)
Interest income	79	117	162	-	-
loss of net investment in sales-type leases	(1,443)	-	-	-	-
Other income (expense), net	(1,176)	60	120	(20)	(55)
(Loss) Income before income tax expense	(5,133)	(8,988)	(1,005)	9,845	6,232
Income tax expenses	-	-	32	1,608	935
Net (loss) income	$(5,133)	$(8,988)	$(1,037)	$8,237	$5,297
Other comprehensive income
Foreign currency translation gain	616	1,194	676	598	22
Comprehensive (loss) income	$(4,517)	$(7,794)	$(361)	$8,835	$5,319

(Loss) Earnings per share:
Basic and Diluted	$(3.65)	$(6.40)	$(0.74)	$7.15	$0.53
Weighted average number of ordinary shares outstanding(1)
Basic and Diluted	1,405,000	1,405,000	1,405,000	1,152,747	1,000,000

Note :

(1) The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

(2) In March 2010, the Company changed its fiscal year end from November 30 to September 30 to have the same fiscal year end as its VIE, Kingtone Information.  Accordingly the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the year ended September 30, 2010 instead of for the ten months ended September 30, 2010.

KingtoneWirelessinfo Solution Holding Ltd and Subsidiaries
Selected Consolidated and Combined Balance Sheets Data

	As of September 30,				As of November 30,
	2013	2012	2011	2010
	Audited	Audited	Audited	Audited	2009
	Consolidated	Consolidated	Consolidated	Consolidated	Audited
		($ in Thousands)

Cash and cash equivalents	6,132	6,439	8,749	14,909	344
Total current assets	19,591	15,385	20,465	23,806	4,014
Total assets	33,581	29,892	36,519	38,073	17,907
Advances from customers	9,062	1,528	368	371	1,398
Dividend payable	842	817	788	772	1,117
Total current liabilities	13,168	4,962	3,797	5,306	8,781
Total shareholders’ equity	20,413	24,930	32,722	32,767	9,126
Total liabilities and shareholders’ equity	33,581	29,892	36,519	38,073	17,907

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

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2013, we faced significant competition from both established and emerging software companies which contributed to the decline in our revenues and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, Ms. Li Wu, our chief financial officer. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

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

China’s wireless telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent introductions of new services and solutions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 4G standard and technologies, and to develop or acquire and integrate new technologies into our software solutions and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Returns on our investment in new technologies, such as 4G technology, and new solutions may not materialize as expected.

We have invested and will invest in the future a substantial amount of capital, manpower and other resources to develop new solutions and acquire technologies in preparation for the adoption by the wireless telecom industry in China of new standards and technologies, such as the 4G standard and technologies. However, our abilities to successfully develop and commercialize these new solutions and technologies are subject to a number of risks and uncertainties, including uncertainty surrounding the timing of the adoption of these new standards and technologies by China’s telecom industry and the receptiveness to these new technologies by their customer base, as well as our abilities to develop and market these new solutions cost-effectively and to deliver these solutions ahead of our competitors. Any of the above risks and uncertainties could jeopardize our ability to successfully realize a significant return on our investment in the 4G and other new technologies and solutions, if at all.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2013, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2013. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2013 and 2012, our five largest customers accounted for 96.8% and 56.8% of our total sales, respectively, and our largest customer - Hualu Engineering & Technology Co., Ltd. accounted for approximately 88.2% of our total sales during this period. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2013 and 2012, our outstanding accounts receivable were $4.5 million and $3.2 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 13.6% and 53.1% of the total accounts receivable balance as of September 30, 2013 and 2012, respectively. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Kingtone Information is qualified as a “high-technology enterprise” until 2014 and therefore it has benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013 under the New EIT Law and the Implementing Rules. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise”, or if the refund of the value-added taxes ceases to apply, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 24.1% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2013. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again as the People’s Bank of China may regularly intervene in the foreign exchange market to achieve economic policy goals. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs or ordinary shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

ITEM 4.  INFORMATION ON THE COMPANY.

A .   HISTORY AND DEVELOPMENT OF THE COMPANY.

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

Softech is a wholly-owned subsidiary of Topsky Info-tech Holdings Pte Ltd. (“Topsky”), a company incorporated under the laws of Singapore on November 3, 2009. Topsky, in turn, is our wholly-owned subsidiary. We were incorporated under the name Reizii Capital Management Ltd. in the British Virgin Islands on October 27, 2009 and changed our name to KingtoneWirelessinfo Solution Holding Ltd (“Kingtone Wireless”) on December 17, 2009.

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

Our agent for service of process in the United States is Vcorp Services LLC with an address at 20 Robert Pitt Drive, Suite 214, Monsey, NY10952.

B.  BUSINESS OVERVIEW.

We are a China-based developer and provider of mobile enterprise solutions. Mobile enterprise solutions allow company personnel whose work function requires mobility (as opposed to operating from a single work station) to be connected with enterprise information technology, or IT systems, including Enterprise Asset Management (EAM), Enterprise Resource Planning (ERP), Supply Chain Management (SCM), and Customer Relationship Management (CRM). Our software enables such systems to get extended to personnel in the field using wireless devices such as smart phones, PDAs (or Personal Digital Assistant), cameras, barcode scanners, portable printers, GPS devices, and tablet computers. Mobile enterprise solutions also include custom software applications for specific industries and businesses.

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

Mobile enterprise solutions are generally aimed at reducing processing times and facilitating the flow of information among people and systems. Mobile computing allows field workers to communicate and interact more efficiently with their central operations, and vice versa. Enterprises are able to capture more accurate and timely information, and to achieve major reductions in paperwork and administration. Mobile enterprise solutions can be used to put important data in the hands of field workers, thus improving decision-making and productivity in the field. They improve efficiency in everyday functions including work dispatch, sales, inspections, repairs, deliveries, tracking and scheduling. They can also be used within factory settings, where wireless data connections are used to improve central control and monitoring of production and automations systems. For example, we designed and implemented a solution for a PRC-based petroleum company that allows plant managers to wirelessly monitor its production lines from off-site or remote locations.

According to latest data from China's three mobile operators, the number of subscribers reached 1.15 billon at the end of March 2013, up from 1.11billion at end-December 2012. The Chinese mobile market recorded the highest annual net additions with 135 million in 2012, up from 134 million in 2011, bringing the total to 1.11 billion. By end-2017, it is envisaged 1.57 billion mobile subscribers in the country, representing a 114.0% penetration rate, with the growth rate averaging 7.2% between 2013 and 2017. It forecast the number of 3G/4G subscribers in increase to 768.7 million in 2017.

As the foundation of the mobile Internet, mobile networks play a crucial role in the development of the entire market. Thus, China’s high bandwidth mobile application market has been developing slowly, limited by the mobile bandwidth. However, with the formal commercial application of the 4G service, the download rate of 100Mbps will be provided for users, effectively breaking the bandwidth limitation and laying a foundation for the development of China’s high bandwidth mobile application market. IDC is optimistic about the development prospect of high bandwidth mobile applications such as mobile videos, mobile music and mobile online games. According to the planning of MIIT, the executive bodies of "Broadband China" are the three major telecom operators, with China Telecom and China Unicom undertaking most of the tasks. With the formal commercial application of the 4G service, China Telecom and China Unicom have adjusted their core services and taken the 4G service as new key focus of investment and development. This will affect the investment and operation of the broadband service and have certain effects on the entire development process of “Broadband China”. To cooperate with our telecom partners, we are offering solutions to enable wider forms of mobile computing that take advantage of the 4G bandwidth. We also plan to devote resources to 4G products in anticipation of future government approval and commercial deployment.

We typically act as a total solution provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xi’an, China and sell our products widely throughout China.

Our Industry — Mobile Enterprise Software Industry

We operate in the mobile enterprise software industry in China. We believe the mobile enterprise market in China benefits from compelling industry fundamentals such as increasing investment in IT, the country’s 4G rollout, and increasing demand for wireless applications within working environments. However, as the macro economy is slowing down, the government will be more conservative on the investment on the mobile enterprise software, especially mobile enterprise software for some vertical industries such as police and emergency.

“Internet of Things” (“IOT”) Development in China

There has been a boom in research and development of China's IOT industry since the second half of 2009 when the government decided to promote the promising industry as well as other progressive industries including new energy, new materials and information networks.

The market scale for IOT-related industries will reach more than 500 billion Yuan (around $77 billion) by the end of 2015, according to the white paper on IOT released by the China Academy of Telecommunication Research of the Ministry of Industry and Information Technology (“MIIT”) in May. China's State Council, the cabinet, issued guiding opinions for the orderly and healthy development of the Internet of Things (IOT), targeting breakthroughs in core technologies, shaping an IOT industry system, and improving the security capability by 2015. Under the guiding opinions, China will form a group of leading companies as well as small and medium-sized firms with creativity and innovation, and establish a complete IOT industrial chain. China promises to offer stronger financial and tax-related support to the IOT industry.

The Chinese government has been gradually increasing its financial support for the development of the IOT. In April 2011, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things. These measures established special funds worth of RMB 5 billion (approximately $750 million) for the development of smart networks from 2011 to 2015.

Information Technology Development in China

The IDC study presents forecasts and analysis for the China IT services market for the period 2012-2016."China's focus on economic development could promote strong development in tertiary industries, especially the services industry. Technology development is an important focus in the economy. China's economic transformation leads to a strong need for IT services. In 2011, the IT services market in China totaled US$14,649.0 million, representing a year-on-year growth of 20.3% in U.S. dollar terms. Based on IDC's forecast, this market will reach US$28.6 billion, with a 2011–2016 CAGR of 14.4%," says Ting Yang, research manager, Services, IDC China, "3rd Platform technologies and vertical industry transformation have becoming the triggers to drive new IT service opportunities in the market, especially project-oriented services. With the enterprise IT environment becoming more virtualized and complex, there is a growing willingness to maximize the ROI of IT investment".

According to a report dated on September 26, 2011 by MIIT, China's software industry maintained an average monthly growth rate of 30 percent in the January-August period of 2011. By the end of August 2011, the industry's revenue hit RMB 1.112 trillion ($174.47 billion), registering year-on-year growth of 30.5%, or 0.7% higher than the corresponding period of 2010. Additionally, Software BMI projects the Chinese software market will grow at a CAGR of 15% over the 2011-2015 periods.

This supports our belief that market acceptance of enterprise mobility applications, solutions and systems usually accelerates when potential customers’ back-end information technology systems are fairly developed and they start to invest in applications. By identifying sectors with high growth rates of IT investment, we can exploit opportunities to expand our business by capturing the growth in targeted vertical industry markets.

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

Wireless enablement for an enterprise and its many activities is a prominent trend according to the IDC report. With the growth of the domestic economy, improvements in bandwidth, and increased mobility in working environments, enterprises and government agencies are increasing spending on the construction of mobile platforms and applications to extend their functionality outside of stationary locations. Mobile enterprise solutions including mobile middleware software, mobile security software, mobile device management software, and mobile enterprise applications have fueled the growth of both business data and video/voice usage, which are also major driving factors in communication spending.

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

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2013, we had 66 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2013, we completed a total of 3 customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

Our Strategy

Seize the opportunity presented by 4G adoption in China

As the foundation of the mobile Internet, mobile networks play a crucial role in the development of the entire market. Thus, China’s high bandwidth mobile application market has been developing slowly, limited by the mobile bandwidth. However, with the formal commercial application of the 4G service, the download rate of 100Mbps will be provided for users, effectively breaking the bandwidth limitation and laying a foundation for the development of China’s high bandwidth mobile application market. IDC is optimistic about the development prospect of high bandwidth mobile applications such as mobile videos, mobile music and mobile online games. According to the planning of MIIT, the executive bodies of "Broadband China" are the three major telecom operators, with China Telecom and China Unicom undertaking most of the tasks. With the formal commercial application of the 4G service, China Telecom and China Unicom have adjusted their core services and taken the 4G service as new key focus of investment and development. This will affect the investment and operation of the broadband service and have certain effects on the entire development process of “Broadband China” .To cooperate with our telecom partners, we are offering solutions to enable wider forms of mobile computing that take advantage of the 4G bandwidth. We also plan to devote resources to 4G products in anticipation of future government approval and commercial deployment.

Recruit, train and retain engineering professionals

We must train and retain our technical and business development teams. Once employed, we provide our technical employees with a comprehensive training program to understand our technologies, market and product offerings.

Expand Operations

We purchased a six-story building in Xi’an. This building, which we named “Kingtone Center”, will house our headquarters and development teams, and provide dedicated facilities for customer demonstrations of our products and abilities. We believe Chinese customers have more confidence in the financial strength of businesses that have their own building. We expect the Kingtone Center to have a positive effect on our marketing and expansion activities.

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

Our mobile enterprise software consists of core middleware and a broad array of software applications. Our middleware serves as an intelligent platform that operates on top of our customers’ operating systems and management information systems. Our software applications can be integrated onto our middleware platform as well as attached mobile devices (mobile phones, PDAs, laptops, etc.) to perform essential tasks or extend our customers’ existing applications over wireless communications to fixed or mobile nodes. We have combined elements of both browser/server and client/server frameworks in our software design to allow for both reliable and flexible access by authorized personnel, virtually at any time and from anywhere.

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

Research and Development

As of September 30, 2013, we had 66 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 22 professionals out of the total 66 engineers in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2013, we had 44 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2013, we had 21 engineers out of the aforementioned 44 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 16 professionals in sales and marketing as of September 30, 2013.

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

Major Customers

On September 15, 2012, we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("JinbianIndustrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in JingbianIndustrial Park. The services that shall be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It contributed RMB63.6 million, or approximately $10.2 million revenue to the Company in the fiscal year of 2013.

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

On April 30, 2009, Kingtone Information, as the supplier, entered into a Material Purchase Contract with Xi’an Product Petroleum Pipe Transportation Project Management Department of Shaanxi HuajianYelian, as the purchaser. Pursuant to the agreement, Kingtone Information supplied a series of software and facilities to the purchaser for a total price of RMB12,200,000 (approximately $1.8 million). According to the agreement, Kingtone Information was required to deliver the subject items by June 25, 2009. The agreement has a one-year warranty period. The project was completed and all sums were paid.

In the year ended September 30, 2009, we derived revenue of $1.1 million, or 10.2% of our total revenue, from sales to Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., which is a related party. Our revenue generated from related party transactions for the fiscal year ended September 30, 2011 was $131,000.

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

We have also applied for a number of invention patents with SIPO. We have received letters of substantive examination of patent for invention application from SIPO, which is the last step before patents can be issued. The following table summarizes these pending patents as of September 30, 2013:

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

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “KingtoneCenter”. We have paid the entire purchase price and obtained both the property ownership certificate and land use right certificate from the provincial government. We have finished the interior design phase of refurbishing the Kingtone Center.We expect to lease the building out.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A . OPERATING RESULTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as our anticipated growth strategy, our plans to recruit more employees, our plans to invest in research and development to enhance our product or service lines, our future business development, results of operations and financial condition, expected changes in our net revenues and certain cost or expense items, our ability to attract and retain customers, trends and competition in the enterprise mobile software application market, and the factors set forth elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. In light of those risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. You should not place undue reliance on the forward-looking statements contained in this report.

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

Results of Operations for the fiscal year ended September 30, 2013 compared to fiscal year ended September 30, 2012.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2013		2012		Change
	($ in Thousands, Except per Share Data)
Revenue	$11,562	100.0%	$1,451	100.0%	696.8%
Cost of sales	10,544	91.2%	1,689	116.4%	524.3%
Gross profit	1,018	8.8%	(238)	(16.4)%	(527.7)%
Operating expenses
Selling and marketing expenses	557	4.8%	685	47.2%	(18.7)%
General and administrative expenses	2,805	24.3%	8,278	570.5%	(66.1)%
Research and development expense	249	2.2%	201	13.9%	23.9%
Total operating expenses	3,611	31.2%	9,164	631.6%	(60.6)%
Loss from operations	(2,593)	(22.4)%	(9,402)	(648.0)%	(72.4)%
Other income (expense)
Subsidy income	-	-%	237	16.3%	(100)%
loss of net investment in sales-type leases	(1,443)	(12.5)%	-	-	-%
Interest income	79	0.7%	117	8.1%	(32.5)%
Other income (expense), net	(1,176)	(10.2)%	60	4.1%	(2060.0)%
Total other income (expense), net	(2,540)	(22.0)%	414	28.5%	(713.5)%
Loss before income tax expenses	(5,133)	(44.4)%	(8,988)	(619.4)%	(42.9)%
Net loss	$(5,133)	(44.4)%	$(8,988)	(619.4)%	(42.9)%

Other comprehensive income
Foreign currency translation gain	616	5.3%	1,194	82.3%	(48.4)%
Comprehensive loss	$(4,517)	(39.1)%	$(7,794)	(537.1)%	(42.9)%
Loss per ordinary share:
Basic and Diluted	$(3.65)		$(6.40)		(42.9)%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

Note : The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2013		2012		Changes
	($ in Thousands)
Revenue
Software	$291	2.5%	$275	19.0%	5.8%
Wireless system solutions	11,271	97.5%	1,176	81.0%	858.4%
Total Revenue	11,562	100.0%	1,451	100.0%	696.8%
Cost of Sales
Software	568	5.4%	640	37.9%	(11.3)%
Wireless system solutions	9,976	94.6%	1,049	62.1%	851.0%
Total Cost of Sales	10,544	100.0%	1,689	100.0%	524.3%
Goss Profit
Software	(277)	(27.2)%	(365)	153.4%	(24.1)%
Wireless system solutions	1,295	127.2%	127	(53.4)%	919.7%
Total Gross Profit	1,018	100.0%	(238)	100.0%	(527.7)%
Gross Margin
Software		(95.2)%		(132.7)%
Wireless system solutions		11.5%		10.8%
Blended Gross Margin		8.8%		(16.4)%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2012, we experienced a significant contraction in our software solution business and our wireless system solution business. Thereafter our revenue increased by 696.8% to approximately $11.6 million in the year ended September 30, 2013 from approximately $1.5 million in the year ended September 30, 2012.

Our revenue from software solution sales increased by 5.8% to approximately $0.29 million in the year ended September 30, 2013 from approximately $0.28 million in the year ended September 30, 2012. As a percentage of total revenue, software solution sales decreased from 19.0% to 2.5%.

Our revenue from wireless system solution sales increased by 858.4% to approximately $11.3 million in the year ended September 30, 2013 from approximately $1.2 million in the year ended September 30, 2012. As a percentage of total revenue, wireless system solution revenue increased from 81.0% to 97.5% of our total revenue. The significant increase in our wireless solution revenue was mainly due to thatwe entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects, and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It has contributed RMB 63.6 million, or approximately $10.2 million revenue to the company during the fiscal year of 2013.

Cost of Sales

Our cost of sales increased by 524.3% to approximately $10.5 million in the year ended September 30, 2013 from approximately $1.7 million in the year ended September 30, 2012. As a percentage of our total revenues, our cost of sales decreased to 91.2% of revenues in the year ended September 30, 2013 from 116.4% of our total revenues in the year ended September 30, 2012. The increase in cost of sales was primarily attributable to the increase in revenue and gross margin from wireless system solutions business.

Cost of sales for software decreased by 11.3% to approximately $0.5 million in the year ended September 30, 2013 from approximately $0.6 million in the year ended September 30, 2012, representing 5.4% and 37.9% of our total cost of sales and 2.5% and 19.0% of our software revenue in the fiscal years ended September 30, 2013 and 2012, respectively. Cost of sales for wireless system solutions increased by 851.0% to approximately $10.0 million in the year ended September 30, 2013 from approximately $1.0 million in the year ended September 30, 2012, representing 94.6% and 62.1% of total cost of sales and 97.5% and 81.0% of wireless system solution revenues in the fiscal years ended September 2013 and 2012, respectively. The increased percentage of cost of sales to wireless system solution revenues from September 30, 2012 to September 30, 2013 was due to the increase of corresponding revenue from September 30, 2012 to September 2013.

Gross Profit and Gross Margin

Our total gross profit increased by 527.7% to approximately $1 million gross profit in the year ended September 30, 2013 from approximately $0.2 million loss in the year ended September 30, 2012. Our total gross margin was 8.8% and minus 16.4% in the years ended September 30, 2013 and 2012, respectively. This increase of gross profit and gross margin was primarily due to the increase of sales from wireless system solution, which resulted in the overall increase in industry profit and profit margin.

Our gross profit for software solution sales increased by 24.1% to approximately $0.3 million loss in the year ended September 30, 2013 from approximately $0.4 million loss in the year ended September 30, 2012. Our gross margin for software solutions sales increased to minus 95.2% in the year ended September 30, 2013 from minus 132.7% in the year ended September 30, 2012. Our gross profit for wireless system solution sales increased by 919.7% to approximately $1.3 million in the year ended September 30, 2013 from approximately $0.1 million in the year ended September 30, 2012. Our gross margin for wireless system solution sales increased to 11.5% in the year ended September 30, 2013 from 10.8% in the year ended September 30, 2012.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 18.7% to approximately $0.6 million in fiscal year 2013 from approximately $0.7 million in fiscal year 2012, and represented 4.8% and 47.2% of our revenue for the years ended September 30, 2013 and 2012, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in selling and marketing expenses was mainly attributable to the decrease of compensation and benefit expenses relating to our sales and marketing personnel and selling and marketing-related office expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 66.6% to approximately $2.8 million in fiscal year 2013 from approximately $8.3 million in fiscal year 2012, and represented 24.3% and 570.5% of our revenue for the years ended September 30, 2013 and 2012, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decrease of bad debt expense of approximately $1.6 million compared to approximately $4.9 million in fiscal year 2012.

Research and Development Expenses

Our research and development expenses increased 23.9% to approximately $0.25 million in fiscal year 2013 from approximately $0.20 million in fiscal year 2012, and represented 2.2% and 13.9% of our revenue for the years ended September 30, 2013 and 2012, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities relating to our research and development center. The increase in research and development expenses was mainly due to that the company intended to increase the investment in research and development to seize the opportunities of 4G development.

Loss from Operations

We incurred a loss of $2.6 million in the year ended September 30, 2013, a 72.4% or $6.8 million decrease in such a loss from approximately loss of $9.4 million in the year ended September 30, 2012. The decrease in loss from operations was mainly due to significantly higher revenues from wireless system solutions business compounded by decreased operating expenses.

Other Income (Expense)

Our other expense increased 2060.0% to approximately $1.2 million in fiscal year 2013 from approximately $0.06 million of other income in fiscal year 2012, and represented 10.2% and 4.1% of our revenue for the years ended September 30, 2013 and 2012, respectively. The increase in our other expense was largely due to that we confirmed the loss from loan to an unrelated third party. As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, Topsky and Kingtone Information entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to have Topsky borrow US$3 million to cover oversea expenses and take RMB27.9 million, or US$4.2 million from Kingtone Information as a guarantee. The offset amount US$1.2 million was presented as long-term other receivables in the anticipation that the agreement would be settled in two years.  The loan matured on July 21, 2013 and the long-term receivable was non-collectable.  As a result, we has written off the balance of the long-term receivable and charged to other expensed for the year ended September 30, 2013.

Net Loss

We incurred a net loss of $5.1 million in the year ended September 30, 2013 as compared to net loss of approximately $9.0 million in the year ended September 30, 2012, representing a decrease of 42.9%. Basic and diluted loss per share was $3.65 in the year ended September 30, 2013, compared to loss per share $6.40 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2013 and 2012, respectively.

Results of Operations for the fiscal year ended September 30, 2012 compared to fiscal year ended September 30, 2011.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2012		2011		Change
	($ in Thousands, Except per Share Data)
Revenue	$1,451	100.0%	$6,337	100.0%	(77.1)%
Cost of sales	1,689	116.4%	3,408	53.8%	(50.4)%
Gross profit	(238)	(16.4)%	2,929	46.2%	(108.1)%
Operating expenses
Selling and marketing expenses	685	47.2%	629	9.9%	8.9%
General and administrative expenses	8,278	570.5%	3,276	51.7%	152.7%
Research and development expense	201	13.9%	311	4.9%	(35.4)%
Total operating expenses	9,164	631.6%	4,216	66.5%	117.4%
Loss from operations	(9,402)	(648.0)%	(1,287)	(20.3)%	630.5%
Other income (expense)
Subsidy income	237	16.3%	-	-
Interest income	117	8.1%	162	2.6%	(27.8)%
Other income (expense), net	60	4.1%	120	1.9%	(50.8)%
Total other income (expense), net	414	28.5%	282	4.5%	46.5%
Loss before income tax expenses	(8,988)	(619.4)%	(1,005)	(15.9)%	794.3%
Income tax expenses	-	-	32	0.5%	(100.0)%
Net loss	$(8,988)	(619.4)%	$(1,037)	(16.4)%	766.7%
Other comprehensive income
Foreign currency translation gain	1,194	82.3%	676	10.7%	76.6%
Comprehensive (loss) income	$(7,794)	(537.1)%	$(361)	(5.7)%	2059.0%
Loss per ordinary share:
Basic and Diluted	$(6.40)		$(0.74)		766.6%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		-

Note: The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2012		2011		Changes
	($ in Thousands, Except per Share Data)
Revenue
Software	$275	19.0%	$2,409	38.0%	(88.6)%
Wireless system solutions	1,176	81.0%	3,928	62.0%	(70.1)%
Total Revenue	1,451	100.0%	6,337	100.0%	(77.1)%

Cost of Sales
Software	640	37.9%	1,205	35.4%	(46.9)%
Wireless system solutions	1,049	62.1%	2,203	64.6%	(52.4)%
Total Cost of Sales	1,689	100.0%	3,408	100.0%	(50.4)%

Goss Profit
Software	(365)	153.4%	1,204	41.1%	(130.3)%
Wireless system solutions	127	(53.4)%	1,725	58.9%	(92.6)%
Total Gross Profit	(238)	100.0%	2,929	100.0%	(108.1)%

Gross Margin
Software		(132.7)%		50.0%
Wireless system solutions		10.8%		43.9%
Blended Gross Margin		(16.4)%		46.2%

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

Cost of sales for software decreased by 46.9% to approximately $0.6 million in the year ended September 30, 2012 from approximately $1.2 million in the year ended September 30, 2011, representing 37.9% and 35.4% of our total cost of sales and 232.7% and 50.0% of our software revenue in the fiscal years ended September 30, 2012 and 2011, respectively. Cost of sales for wireless system solutions decreased by 52.4% to approximately $1.0 million in the year ended September 30, 2012 from approximately $2.2 million in the year ended September 30, 2011, representing 62.1% and 64.6% of total cost of sales and 89.2% and 56.1% of wireless system solution revenues in the fiscal years ended September 2012 and 2011, respectively. The decreased percentage of cost of sales to total cost of sales was attributable to the decreased revenue from wireless system solutions, which was brought by the small and limited orders of wireless system solutions and harsh competition of the wireless industry. The increased percentage of cost of sales to wireless system solution revenues from September 30, 2011 to September 30, 2012 was due to the higher weighted average decrease of corresponding revenue from September 30, 2011 to September 2012 as a result of harsh competition of the wireless industry and economic slow-down effect.

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

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses increased by 8.9% to approximately $0.69 million in fiscal year 2012 from approximately $0.63 million in fiscal year 2011, and represented 47.2% and 9.9% of our revenue for the years ended September 30, 2012 and 2011, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The slight increase in selling and marketing expenses was mainly attributable to the increase of travelling expense and travelling subsidy.

General and Administrative Expenses

Our general and administrative expenses increased by 152.7% to approximately $8.3 million in fiscal year 2012 from approximately $3.3 million in fiscal year 2011, and represented 570.5% and 51.7% of our revenue for the years ended September 30, 2012 and 2011, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant increase in general and administrative expenses was mainly due to the increase of bad debt expense of approximately $4.9 million and professional fees of $0.9 million related to the compliance with NASDAQ’s listing standards. The significant increase of bad debt expense was mainly attributable to the switch of the platform in the software industry, and the company’s former customers are not paying us the remaining accounts receivable balances for the revenue recognized in prior years.

Research and Development Expenses

Our research and development expenses decreased 35.4% to approximately $0.20 million in fiscal year 2012 from approximately $0.31 million in fiscal year 2011, and represented 13.9% and 4.9% of our revenue for the years ended September 30, 2012 and 2011, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities, and depreciation and amortization expenses relating to our research and development center. The decrease in research and development expenses was mainly because the company intended to decrease the expenses under an unsatisfied business condition.

Loss from Operations

We incurred a loss of $9.4 million in the year ended September 30, 2012, 630.5% increase in such a loss from approximately loss of $1.3 million in the year ended September 30, 2011. The increase in loss from operations was mainly due to significantly lower revenues from software solutions and wireless system solutions business compounded by increased operating expenses.

Net Loss

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

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2013, we had a working capital of approximately $6.4million, including cash of approximately $6.1 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2013	2012	2011
	($ in Thousands)
Net cash used in operating activities	$(406)	$(2,433)	$(5,104)
Net cash provided by (used in) investing activities	7	(97)	(75)
Net cash provided by (used in) financing activities	1	9	(1,190)
Effect of exchange rate fluctuation on cash and cash equivalents	91	211	209
Net decrease in cash and cash equivalents	(307)	(2,310)	(6,160)
Cash and cash equivalents, beginning of year	6,439	8,749	14,909
Cash and cash equivalents, end of year	6,132	6,439	8,749

Operating Activities

Net cash provided by operating activities was approximately minus $0.4million for the year ended September 30, 2013 as compared to $2.4 million net cash used in operating activities for the year ended September 30, 2012. During the fiscal year 2013, the Company had a net loss of $5.1 million, out of which $0.6 million was depreciation and amortization and $0.5 million was bad debt expense. In addition, the Company had net investment in sales-type leases of $1.4 million, increased accounts and notes receivable by $1.7 million and increased unbilled revenue by $5.4 million. Net cash used in operating activities was approximately $5.1million for the year ended September 30, 2011.

Investing Activities

Net cash provided by investing activities for the year ended September 30, 2013 was approximately $7 thousand as compared to net cash used in investing activities of approximately $0.1 million for the year ended September 30, 2012. The cash provided by investing activities in 2013 was mainly due to disposal of property and equipment and the cash used in investing activities in fiscal year 2013 and 2012 were mainly attributable to purchasing property and equipment.  Net cash used in investing activities for the year ended September 30, 2011was approximately $0.08 million for the purpose of purchasing a building for the Company’s research and development center.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2013 was approximately $1 thousand as compared to net cash provided by financing activities of approximately $9 thousand for the year ended September 30, 2012. The cash used in financing activities for the year ended September 30, 2011 was $1.19 million

As a result of the total cash activities, our net cash decreased by approximately $0.3 million from September 30, 2012 to September 30, 2013 and by approximately $2.3 million from September 30, 2011 to September, 30, 2012.

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

Contractual Obligations

As of September 30, 2013, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.6million, $0.8 million and $0.7 million for years ended September 30, 2013, 2012 and 2011, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2013, 2012 and 2011 at RMB 6.1439, RMB 6.3265 and RMB 6.5574 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2013, 2012 and 2011 were RMB 6.2363, RMB 6.3299 and RMB 6.6181 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future upward translation adjustments may occur and can be significant due to changes in such exchange rate.

The PRC government imposes strict restrictions on PRC resident companies regarding converting RMB into foreign currencies and vice versa under capital account transactions, such as receiving equity investments from outside of the PRC, making equity investments outside of the PRC, borrowing money from or lending money outside of the PRC, and repaying debt or remitting liquidated assets and/or accumulated profits outside of the PRC. These transactions have to be approved by the relevant PRC government authorities, including but not limited to the commerce bureau, the tax bureau and the State Administration of Foreign Exchange, or SAFE, and have to be conducted at banks entrusted by the local SAFE branch. Kingtone Information has not conducted any foreign currency transactions during prior fiscal years since its inception. Softech had not conducted any foreign currency transactions except for converting a relevantly small amount of foreign currency into RMB as registered capital pursuant to PRC regulations. As our business continues to grow, we may need to continuously finance our PRC subsidiaries by raising capital from outside of the PRC. The restriction on converting RMB into foreign currencies, and vice versa, may limit our ability to use capital resources from outside of the PRC. Such restrictions may also limit our ability to remit profits from our PRC subsidiaries outside of the PRC, therefore potentially limiting our ability to pay dividends to our shareholders. In addition, such restrictions will limit our ability to freely transfer temporary excess cash in our or our subsidiaries’ bank accounts in and out of the PRC, therefore limiting our ability to conduct cross-border cash management activities to optimize the utilization of our cash.

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 0.46%, (0.77%), and 1.16% in 2001, 2002 and 2003, respectively. However, in connection with a 3.9% increase in 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. Following the government’s actions, the consumer price index decreased to 1.8% in 2005 and to 1.5% in 2006. In 2007, the consumer price index increased to 4.8%. In response, China’s central bank, the People’s Bank of China, announced that the bank reserve ratio would rise half a percentage point to 15.5% in an effort to reduce inflation pressures. China’s consumer price index growth rate reached 8.7% year over year in 2008. In 2009 and 2010, the change in the consumer price index in China was minus 0.7% and 3.3%. China consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased 2.6% from January to December, 2012. In 2013, the average consumer price index increase rate was2.6%.The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

We present all sales revenue net of a value-added tax (“VAT”) .

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

The Company recognizes revenue using the fair value of the software and service by reference to the retail market price of the software and service. These revenues are recorded as “Software Revenue”.

Cost of sales

When the criteria for revenue recognition have been met, costs incurred are recognized as cost of sales. Cost of sales (exclusive of depreciation and amortization) primarily includes the cost of the hardware purchased from the third parties, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

The Company's PRC subsidiary and VIE are subject to business tax on revenues related to certain types of services at various rates. Business tax on revenues earned from provision of services to customers is recorded as an additional itemto cost of sales in the same period in which the related revenue is recognized.

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

Inventories

Inventories consist of raw materials, finished goods, and project-in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

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

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2013 and 2012, respectively.

Recently Issued Accounting Standards

The FASB issued ASU No. 2013-02, which amends the authoritative accounting guidance under ASC Topic 220 “Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under generally accepted accounting principles in the United States of America (“GAAP”) to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The amendments in this update are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. Adoption of this update is not expected to have a material effect on the Company’s consolidated results of operations or financial condition.

The FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial position and results of operations.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2013, 2012 and 2011 , we spent $248,962, $201,000 and $311,000 , respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded its first licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. China Mobile is expected to offer 4G to subscribers from December 18, 2013. It will be followed by China Unicom and China Telecom, the country's other two major carriers. The move is expected to boost business for telecom equipment makers and a range of other companies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2013, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	48	Chairman
Peng Zhang	46	Chief Executive Officer
Li Wu	51	Chief Financial Officer
Lili Dong(1)(2)(3)	53	Independent Director
Xianyun Zhang (1)(2)(3)	49	Independent Director
Junwei Wang (1)(2)(3)	38	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeamJinongHumic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of China Green Agriculture, Inc., since 2000, when he formed Jinong. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association. These attributes make Mr. Li an ideal person to be our Chairman.

Peng Zhang has served as our Chief Executive Officer since December 2009. Mr. Zhang has served as the president and chief executive officer of Kingtone Information, our contractually-controlled PRC operating company, since March 2009. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration. We believe Mr. Zhang’s knowledge of our history and expertise in the engineering area qualify him to serve our Chief Executive Officer.

Li Wu has served as our Chief Financial Officer since May 31, 2011. Prior to becoming our Chief Financial Officer, Ms. Li Wu served as a director of our company since December 2009, and served as the Chief Financial Officer of our company from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metal forming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Account in PRC. We believe Ms. Wu’s knowledge of our history and her accounting background suit her to be our Chief Financial Officer.

Dr. Lili Dong has served as an independent director of our company since March 2010. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xin’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau. Dr. Dong’s experience in computing distributed system and other similar areas qualifies her to serve as our director and chairman of our compensation committee.

Xianyun Zhang, CICPA, has over 20 years of experience in accounting. Since 2004, he has served as the chairman of Beijing ZhongzhengTiantong Certified Public Accountant Co., Ltd. Mr. Zhang previously worked at Beijing ZhongzhouGuanghu Certified Public Accountant Co., Ltd, the Import-Export Bank of China, and the Ministry of Finance in the People’s Republic of China. Mr. Zhang obtained a bachelor’s degree in accounting in 1988 from Jiangxi University of Finance and Economics. In 1996, Mr. Zhang obtained a master’s degree in accounting from Zhejiang University.Mr. Zhang’s accounting and financial management expertise qualifies him to be our director and chairman of the audit committee.

Junwei Wang, has significant experience in legal affairs. Since 2007, Ms. Wang served as the attorney of China Galaxy Securities Co., Ltd.  Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science& Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a master’s degree in law from Renmin University of China. Ms. Wang’s legal back ground qualifies her to be our director and chairman of the nominating and corporate governance committee.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2013, we paid an aggregate of approximately $150,088 in cash compensation to our executive officers and an aggregate of approximately $173,822 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2013, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

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

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2013, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Mr. Tao Li, Ms. Li Wu, Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

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

D.  EMPLOYEES.

As of September 30, 2013, we had a total of 137 full-time employees, including 66 in research and development, 16 in sales and marketing and the rest in a variety of other divisions. All of our employees are full- time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 6, 2014 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of January 6, 2014. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of January 6, 2014 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on January 6, 2014.

		Number of
		Shares
		Beneficially		Percent of Shares
Name	Position	Owned		Outstanding
Officers and Directors
Tao Li	Chairman	672,676	(1)	47.9%
Li Wu	Chief Financial Officer, Director	10,676	(2)	*
Peng Zhang	Chief Executive Officer	3,500	(3)	*
Lili Dong	Independent Director	1,000	(4)	*
Xianyun Zhang	Independent Director	0		*
Junwei Wang	Independent Director	0		*
All directors and executive officers as a group (6 persons)				48.92%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	106,071	(5)	7.5%
Xuetao Chen	n/a	88,398	(6)	6.3%

*	Less than 1%.

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

69

(3)
Represents (i) 875 ordinary shares held of record by Mr. Zhang, and (ii) 2,625.3 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents options to purchase 1,000 ordinary shares exercisable within 60 days.

(5)
Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital Group Co., Ltd. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(6)
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

As of January 6, 2014, 10,000 of our ordinary shares are held of record by a single record holder in the United States. Additionally, 10,000 restricted ordinary shares were granted to Ying Yang, our former chief financial officer, of which 5,000 shares vested on April 23, 2011 and since Ms. Yang resigned on May 31, 2011, the unvested 5,000 shares were forfeited. The Bank of New York Mellon, as the depositary for our ADSs, is the record holder of 714,375 ordinary shares; however, we are unaware of the names and domiciles of the beneficial owners of the ADSs representing such shares.

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

70

(1)
Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the majority shareholder of TechTeam Investment, has dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 106,071 ADSs of our company held of record by SCGC Capital Holding Company Limited.

On August 10, 2010, Kingtone Information entered into an agreement with Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), pursuant to which Kingtone Information is responsible for developing certain electronic control systems for Yuxing, an indirect contractually-controlled operating subsidiary of China Green Agriculture, Inc. (“CGA”), a corporation on which our Chairman, Mr. Tao Li, serves as its Chairman and CEO.  The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3.03 million, or approximately $458,000. Pursuant to the agreement, Kingtone Information will design, plan, construct and purchase materials for the electronic control systems to be used in 28 greenhouses of Yuxing. The agreement sets forth a warranty period, which is the earlier of (a) 18 months after the construction raw materials are delivered, inspected and accepted, and (b) 12 months after the inspection and acceptance of the work completed. During the warranty period Yuxing is entitled to receive maintenance and repair services at no cost.  As of September 30, 2013, approximately 76% of the contract amount was recognized as revenue and the payment was received. As of September 30, 2012, there was no revenue incurring with Yuxing. As of September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of CGA, pursuant to which Jinong rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600. On June 29, 2012, Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867 (RMB24,480) for a two-year term starting from July 1, 2012.

As of September 30, 2012, we had an outstanding loan of approximately $123,000 to Jinong High-Tech Agriculture Model Park, Inc., a company that is controlled by Tao Li, our chairman.  The loan was interest free and payable on demand.  As of September 30, 2013, such loan had been repaid in full.

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

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2013, the date of the financial statements in this annual report.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High		Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2013	3.80		0.20
2012	1.14		0.20
2011	5.47		0.61
2010	3.97		2.15

Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)

2013
Fourth Quarter	3.80	**	0.2
Third Quarter	0.5		0.27
Second Quarter	0.66		0.40
First Quarter	1.14		0.31

2012
Fourth Quarter	3.80	**	0.20
Third Quarter	0.5		0.27
Second Quarter	0.66		0.40
First Quarter	1.14		0.31

Monthly Highs and Lows (for the most recent six months)
December 2013	3.80	**	2.20	**
November 2013	2.94		0.27
October 2013	0.30		0.20
September 2013	0.30		0.21
August 2013	0.30		0.20
July 2013	0.30		0.22

* The Company’s ADSs were listed on Nasdaq Capital Market since May 14, 2010.  Therefore only four most recent years’ data are applicable.
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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable .

G.  STATEMENT BY EXPERTS.

Not applicable.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266383

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2013, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.7 million and $1.2million as of September 30, 2013 and 2012, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2013 at RMB 6.1439 to $1.00 as compared to RMB 6.3265 to $1.00 at September 30, 2012. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2013 and September 30, 2012 were RMB 6.2363 and RMB6.6181 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2013 was 2.5% higher than that of the same period in 2012. The consumer price index increased 2.1% from January to December 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to our registration statement filed on Form F-1. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

N/A.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2013, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2013 was not effective because of the following material weakness:

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of September 30, 2013.

Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2013 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by KCCW ACCOUNTANCY CORP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $115,500 for the fiscal year ended September 30, 2013.

The aggregate fees billed by Marcum Bernstein & Pinchuk LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $115,500 for the fiscal year ended September 30, 2012.

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

ITEM 16G.CORPORATE GOVERNANCE.

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H. MINE SAFETY DISCLOSURE.

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
Peng Zhang
Chief Executive Officer
(principal executive officer)

January 17, 2014

EXHIBIT INDEX

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of KingtoneWirelessinfo Solution Holding Ltd., dated March 25, 2010 and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

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

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.11*	2010 Omnibus Incentive Plan of the Company.

4.12**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

List of Subsidiaries

21.1*	Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

11.1*	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS ❖	XBRL Instance Document.

101.SCH ❖	XBRL Taxonomy Extension Schema Document.

101.CAL❖	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF ❖	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB ❖	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE ❖	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission on April 13, 2010 and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

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

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheet of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2013, and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the year then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KCCW Accountancy Corp.

Diamond Bar, California
January 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of
Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2012, the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk LLP

New York, New York
January 18, 2013

NEW YORK OFFICE  •   7 Penn Plaza   •   Suite 830   •   New York, New York
10001   •  Phone 646.442.4845 •  Fax 646.349.5200 •  marcumbp.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2013	2012
ASSETS

Current assets
* Cash and cash equivalents	$6,132	$6,439
* Accounts and Notes Receivable, net of allowance	4,496	3,240
* Unbilled revenue	6,029	580
* Due from related companies	141	123
* Inventories, net	688	628
* Other receivables and prepayments	2,105	1,772
* Current portion of long-term receivables	-	1,393
* Current portion of net investment in sales-type leases	-	1,210
Total Current Assets	19,591	15,385

Non-current assets
* Property and Equipment, net	13,358	13,541
* Intangible assets	632	633
* Net investment in sales-type leases, less current portion	-	333
Total Assets	$33,581	$29,892

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
* Accounts payable	$1,606	$775
* Advances from customers	9,062	1,528
* Other payables and accruals	111	167
* Taxes payable	1,545	1,673
* Amounts due to related parties	2	2
* Dividend payable	842	817
Total Current Liabilities	13,168	4,962

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2013 and 2012, respectively)	14	14
* Additional paid in capital	22,233	22,233
* Appropriated retained earnings	1,615	1,615
* Unappropriated retained earnings	(7,648)	(2,515)
* Accumulated other comprehensive income	4,199	3,583
Total Shareholders' Equity	20,413	24,930
Total Liabilities and Shareholders' Equity	$33,581	$29,892

See notes to the consolidated financial statements

*All of the VIE’s assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 3).

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2013	2012	2011

Revenues
Software	$291	$275	$2,409
Wireless system solution	11,271	1,176	3,928
- Related party	192	-	131
-Third Party	11,079	1,176	3,797
Total revenues	11,562	1,451	6,337

Cost of sales
Software	568	640	1,205
Wireless system solution	9,976	1,049	2,203
- Related party	127	-	-
-Third Party	9,849	1,049	2,203
Total cost of sales	10,544	1,689	3,408

Gross (loss) profit	1,018	(238)	2,929

Operating expenses
Selling and marketing expenses	557	685	629
General and administrative expenses	2,805	8,278	3,276
Research and development expenses	249	201	311
Total Operating expenses	3,611	9,164	4,216
Loss from operations	(2,593)	(9,402)	(1,287)

Other income(expense)
Subsidy income	-	237	-
Interest income	79	117	162
loss of net investment in sales-type leases	(1,443)	-	-
Other income (expense), net	(1,176)	60	120
- Related party	44	-	-
-Third Party	(1,220)	60	120
Total other income (expense), net	(2,540)	414	282
Loss before income tax expenses	(5,133)	(8,988)	(1,005)
Income tax expenses	-	-	32
Net loss	$(5,133)	$(8,988)	$(1,037)
Other comprehensive income
Foreign currency translation gain	616	1,194	676
Comprehensive loss	$(4,517)	$(7,794)	$(361)

Loss per ordinary share:
Basic and Diluted	$(3.65)	$(6.40)	$(0.74)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional	Appropriated retained	Unappropriated retained	Accumulated other comprehensive	Total Stockholders'
	Ordinary shares	Amount	capital	paid-in Capital	earnings	earnings	income	Equity
Balance as of September 30, 2010	1,400,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767
Issuance of ordinary shares in form of American Depositary Shares	5,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676
								-
Balance as of September 30, 2011	1,405,000	$14	$-	$22,231	$1,615	$6,473	$2,389	$32,722
Share-based compensation	-	-	-	2	-	-	-	2
Net loss for the year	-	-	-	-	-	(8,988)	-	(8,988)
Foreign currency translation gain	-	-	-	-	-	-	1,194	1,194
								-
Balance as of September 30, 2012	1,405,000	$14	$-	$22,233	$1,615	$(2,515)	$3,583	$24,930
Net loss for the year	-	-	-	-	-	(5,133)	-	(5,133)
Foreign currency translation gain	-	-	-	-	-	-	616	616

Balance as of September 30, 2013	1,405,000	$14	$-	$22,233	$1,615	$(7,648)	$4,199	$20,413

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2013	2012	2011

Cash flows from operating activities
Net loss	$(5,133)	$(8,988)	$(1,037)
Depreciation and amortization	592	548	530
Investment loss	1,443	-	0
Bad debt expense	519	4,942	402
Employee compensation	-	873	-
Share-based compensation expense	-	2	316
Changes in operating assets and liabilities
Accounts and notes receivable	(1,662)	1,576	(3,004)
Unbilled revenue	(5,351)	(405)	818
Other receivables and prepayments	1,180	(1,549)	(278)
Inventories	(41)	(390)	161
Tax payable	(176)	76	(1,934)
Accounts payable	796	(201)	351
Advance from customers	7,378	1,146	(12)
Other payables and accruals	(58)	8	(13)
Net investment in sales-type leases	122	(71)	(1,407)
Due from related party	(15)	-	-
Net cash used in operating activities	(406)	(2,433)	(5,104)

Cash flows from investing activities
Payment to purchase property and equipment	(22)	(97)	(75)
Disposal of property and equipment	29	-	-
Net cash (used in) provided by investing activities	7	(97)	(75)

Cash flows from financing activities
Collection/(Payment) in amounts due from related-party companies	1	-	5
Proceeds in amounts due to related-party companies	-	-	2
Receipt in loan from non-related companies	-	9	3,000
Payment in loan to non-related companies	-	-	(4,208)
Collection in amounts due from shareholders	-	-	11
Net cash (used in) provided by financing activities	1	9	(1,190)

Effect of exchange rate changes on cash and cash equivalents	91	211	209

Net decrease in cash and cash equivalents	(307)	(2,310)	(6,160)
Cash and cash equivalents at beginning of year	6,439	8,749	14,909
Cash and cash equivalents at end of year	$6,132	$6,439	$8,749

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$1,608

See notes to the consolidated financial statements

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

Effective November 6, 2012, the Company conducted a 1-for-10 Reverse Stock Split of all issued and outstanding shares of its ordinary shares.  Upon the effect of the Reverse Stock Split, the Company’s issued and outstanding shares reduced from 14,050,000 to 1,405,000. Except as otherwise specified, all information in these financial statements and notes and all share and per share information has been retroactively adjusted for all periods presented to reflect the reverse stock split, as if the Reverse Stock Split had occurred at the beginning of the earliest period presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2013 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiaries, Softech and Kingtone Information, is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

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

The exchange rates applied are as follows:

	2013	2012	2011
RMB exchange rate at balance sheets dates,	6.1439	6.3265	6.5574
Average RMB exchange rate for each period	6.2363	6.3299	6.6181

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

(f) Inventories

Inventories consist of raw materials, finished goods, and project -in-progress, which include the direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2013 and 2012, respectively.

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

The Company presents all sales revenue net of a value-added tax (“VAT”).

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

The Company recognizes revenue using the fair value of the wireless system software service solutions and other customized software by reference to the retail market price of the wireless system software service solutions and other customized software. These revenues are recorded as “Software Revenue”.

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

The Company's PRC subsidiary and VIE are subject to business tax on revenues related to certain types of services at various rates. Business tax on revenues earned from provision of services to customers is recorded as an additional item to cost of sales in the same period in which the related revenue is recognized.

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

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, "Equity based " payment to non-employees. For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share options at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

(o) Taxation

a)	Income tax

i).
The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).
Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2013, 2012 and 2011. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

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

	For the years ended September 30,
	2013	2012	2011
	US$(’000)	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%	25%
Loss before tax	(5,133)	(8,988)	(1,005)
Computed expected income tax expense	-	-	-
Non-deductible expenses	-	-	32
Effect of tax holidays	-	-	-
Income tax expenses	-	-	32

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

PRC Value-added Tax

The Company’s products are only sold in the PRC and therefore are generally subject to a Chinese VAT at a rate of 17%. The VAT may be offset by VAT the Company pays on raw materials and other materials included in the cost of producing its finished product. Accrued VAT payables are subject to a 10%-12% surtax, which includes urban maintenance and construction taxes and additional education fees.

PRC Business Tax

Revenues from services provided by Kingtone Information are subject to a PRC business tax of 5% for software solution and 3%-5% for wireless system solution, with a surtax of 10%-12%. Kingtone Information pays business tax on gross revenues.

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

The Company adopted ASC No. 740-10 “Income Taxes”, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2013, 2012 and 2011, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

(p) Comprehensive income

Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets are the cumulative foreign currency translation adjustments.

(q) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with ASC No. 450-10, “ Accounting for Contingencies” , the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

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

(s) Segment reporting

 The Company follows ASC No. 280, " Segment Reporting ". The Company's chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company's long-lived assets are substantially all located in the PRC and substantially all the Company's revenues are derived from within the PRC, no geographical segments are presented.

(t) Significant risks

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2013 and September 30, 2012, US$4,011,070 and US$3,729,320, respectively, were deposited with major financial institutions located in the PRC and US$2,117,562 and $2,710,038, respectively, were deposited with major financial institutions located in Singapore. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated a new Enterprise Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Enterprise Bankruptcy Law, although the implementation measures have not been promulgated, a Chinese bank may theoretically go into bankruptcy based on the Enterprise Bankruptcy Law. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the aging of the receivables and factors surrounding the credit risk of specific customers.

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

(v) Recently issued accounting standards

The FASB issued ASU No. 2013-02, which amends the authoritative accounting guidance under ASC Topic 220 “Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under generally accepted accounting principles in the United States of America (“GAAP”) to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The amendments in this update are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. Adoption of this update is not expected to have a material effect on the Company’s consolidated results of operations or financial condition.

The FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial position and results of operations.

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

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30:

	As of September 30,
	2013	2012
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$4,012	$3,728
Accounts and notes receivable, net of allowance	4,496	3,240
Unbilled revenue	6,029	580
Amounts due from related companies	141	123
Inventories	688	628
Other receivables and prepayments	2,106	4,781
Current portion of long-term other receivables	-	1,393
Current portion of net investment in sales-type leases	-	1,210
Total Current Assets	17,472	15,683
Non-current assets
Property and equipment, net	13,356	13,541
Intangible assets	632	633
Net investment in sales-type leases, less current portion	-	333
Total Assets	$31,460	$30,190

LIABILITIES
Current liabilities
Accounts payable	$1,606	$775
Advances from customers	9,062	1,528
Other payables and accruals	14,312	13,959
Taxes payable	1,545	1,673
Amounts due to related party	2	2
Dividend payable	842	817
Total Current Liabilities	27,369	18,754
Total Liabilities	$27,369	$18,754

	For the years ended September 30,
	2013	2012	2011
	US$(’000)	US$(’000)	US$(’000)
Revenue	$11,564	$1,451	$6,337
Net loss	$(7,572)	$(8,394)	$141

NOTE 4. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Accounts receivable	$4,795	$3,240
Less: allowance for doubtful accounts	(527)	-
Accounts receivable, net	4,268	3,240
Notes receivable	228	-
Total accounts and notes receivable	$4,496	$3,240

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Balance at the beginning of the year	$-	$(456)
Bad debt expense	(527)	-
Write offs	-	456
Balance at the end of the year	$(527)	$-

For the year ended September 30, 2013, the Company has made US$0.5 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible. For the year ended September 30, 2012, the Company has directly written off a balance of US$4,947,954 accounts receivable and charged to bad debt expenses due to that these accounts receivable were non-collectible.

There was $228,000 notes receivable for the year ended September 30, 2013 and no notes receivable for the year ended September 30, 2012.

As of September 30, 2013 and 2012, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 5. UNBILLED REVENUE

Unbilled revenue consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Unbilled revenue	$6,029	$580
	$6,029	$580

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year. The increase of $5,449 or 939% is mainly attributable to revenue of the Jingbian integration project, which is engaged with Hualu Engineering & Technology Co., Ltd.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Xi'an Hu County Yuxing Agriculture Technology Development Co., Ltd	$140	$-
Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd	1	-
Jinong High-Tech Agriculture Model Park, Inc.	-	123
Total	$141	$123

All the entities referred to above are indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided integration system service to such parties.

NOTE 7. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Raw material	$39	$75
Finished goods	414	88
Project-in-progress	235	465
Total	$688	$628

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2013 and 2012, the Company determined that no allowance for obsolescence was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Advances to employees	$205	$449
Deposits on projects	44	560
Prepayment to suppliers	1,856	763
Total	$2,105	$1,772

NOTE 9. SALES-TYPE LEASES

The components of the net investment in sales-type leases are as follows as of September 30, 2013 and 2012. The implicit interest rate is 6.65% per annum.

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Future minimum lease payments receivable	$-	$1,502
Unguaranteed residual values	-	91
Unearned income	-	(50)
Net investment in sales-type leases	-	1,543
Less: current portion	-	1,210
Net investment in sales-type leases, less current portion	$-	$333

For the year ended September 30, 2013, the Company has written off a balance of US$1,443,466 net investment in sales-type leases and charged to loss of net investment in sales-type leases because net investment in sales-type leases were non-collectable.

There was no loss of net investment in sales-type leases for the years ended September 30, 2012 and 2011, respectively.

NOTE 10. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Buildings and improvements	$15,420	$14,975
Vehicles	177	172
Other equipment and devices	396	391
Total property and equipment	15,993	15,538
Less: accumulated depreciation	(2,635)	(1,997)
Property and equipment, net	$13,358	$13,541

For the years ended September 30, 2013, 2012 and 2011, depreciation expenses were US$572,383, US$806,000 and US$516,000, respectively.

NOTE 11. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Land-use rights	$690	$670
Less: accumulated amortization	(58)	(37)
Intangible assets, net	$632	$633

Amortization expenses for the years ended September 30, 2013, 2012 and 2011 were US $19,703, US $37,000, US$17,000 respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (‘000)
September 30, 2014	$19
September 30, 2015	19
September 30, 2016	19
September 30, 2017	19
September 30, 2018	19
Thereafter	537
Total	$632

NOTE 12. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Payable to third-party suppliers	$1,606	$775
	$1,606	$775

The increase was mainly due to purchase of more inventory during the year for the purpose of Jingbian integration project which is engaged with Hualu Engineering & Technology Co., Ltd.

NOTE 13. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Advance from third-party customers	$9,062	$1,528
	$9,062	$1,528

Advance from customers balance increased by $7.5 million, or 493%, compared to the amount of fiscal year 2012, which was primarily due to the Jingbian Project with Hualu Engineering & Technology Co., Ltd. The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according to payment schedules in the sales contracts.

NOTE 14. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:
	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Accrued employee benefits	$-	$24
Deposits from suppliers	-	33
Other payables	111	110
Total	$111	$167

NOTE 15. TAXES PAYABLE

Taxes payable consisted of the following:
	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Enterprise income tax payable	$494	$480
Individual income tax	16	736
Other taxes payable	1,035	457
Total	$1,545	$1,673

NOTE 16. DIVIDEND PAYABLE

	As of September 30, 2013	As of September 30, 2012
	US$(’000)	US$(’000)
Dividend due to shareholders	$842	$817
	$842	$817

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 17. RELATED PARTY TRANSACTIONS

1.              Sales to related parties:

	For the years ended September 30,
	2013	2012	2011
	US$(’000)	US$(’000)	US$(’000)
Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd	$191	$-	$131
Shaanxi Tech Team Jinong Humic Acid Product Co., Ltd	1	-	-
Total	$192	$-	$131

In August 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”), a company under common control of Mr. Tao Li , entered into an agreement with the Company, pursuant to which the Company is responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. For the year ended September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received. For year ended September 30, 2012, there was no further revenue recognized with Yuxing since the rest of the contract is pending to be performed.  For the year ended September 30, 2013, approximately 44% of the contract amount was recognized as revenue.

There were no related parties’ transactions for the year ended September 30, 2012.

2.              Office Rental

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman. The Group Company later leased these offices to China Green Agriculture, Inc. (“CGA”) for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with Kingtone Information. According to the new lease agreement, the monthly rent is approximately US$1,600 (RMB 10,800). On June 29, 2012, Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867(RMB24,480) for a two-year term starting from July 1, 2012.

	For the years ended September 30,
	2013	2012	2011
	US$(’000)	US$(’000)	US$(’000)
Total rental income	$44,467	$26,001	$19,200

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

NOTE 18. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 88.2%, 0.0% and 0.0% of total sales for the years ended September 30, 2013, 2012 and 2011, respectively. The outstanding accounts receivable balance for this customer was 11.9% and 0.0% of the total accounts receivable balance as of September 30, 2013 and 2012, respectively.

Two vendors accounted for over 10% of the total purchases for the years ended September 30, 2013, 2012 and 2011, respectively.

NOTE 19. COMMITMENTS AND CONTINGENCIES

The Company had one VIE as of September 30, 2013. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations and continue consolidation with its VIE.

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

Name	Title	Annual-base Salary			Term

Peng Zhang	Chief Executive Officer	RMB	180,000	$28,863	Till 2014
Li Wu	Director, Chief Financial Officer	RMB	132,000	$21,166	Till 2014
Wei Zhang	Executive President	RMB	120,000	$19,242	Till 2014
Jiaqing Ren	Vice President	RMB	120,000	$19,242	Till 2014
Xiang Bu	Manager	RMB	120,000	$19,242	Till 2014
Zhenyu Chen	Manager	RMB	120,000	$19,242	Till 2014
Xiaodong Ma	Manager	RMB	144,000	$23,091	Till 2014

NOTE 20. SHARE-BASED COMPENSATION

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

Since the officer resigned on May 31, 2011, the remaining 50,000 to be vested on April 23, 2012 were forfeited and also such officer’s unvested options were forfeited in accordance with their terms. In addition, since the two independent directors Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms. The reference of number of restrictive shares is on a pre-Reverse Split basis.

The Company did not grant any equity awards for the year ended September 30, 2013 and 2012.

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

May 14, 2010
Risk-free interest rates	1.63%
Expected term	2 years
Expected volatility	90%
Expected dividend yield	0%
Fair value of underlying ordinary share (per share) (*)	US$ 3.94
(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were US$2,000, US$2,000 and US$119,000 for the years ended September 30, 2013, 2012 and 2011, respectively.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0, US$0 and US$197,000 for the years ended September 30, 2013, 2012 and 2011, respectively.

The following table summarizes outstanding options as of September 30, 2013, related weighted average fair value and life information, options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2013	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of September 30, 2013	Weighted Average Exercise Price
$40.00	10,000	$18.9	6.62	10,000	$18.9

A summary of option activity under the employee share option plan as of September 30, 2013 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2012	12,334	$40.00	7.62	-
Granted during the year	-	-	-	-
Forfeited during the year	2,334	-	-	-
Outstanding as of September 30, 2013	10,000	$40.00	6.62	-

NOTE 21. STATUTORY RESERVES

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

As of September 30, 2013 and 2012, the Company had appropriated nil respectively in its statutory reserves.

NOTE 22. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. The total direct cost related to this transaction amounted $1,496,000, including underwriter fee, attorney fee, audit fee etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to an employee. As of September 30, 2013, there were 1,405,000 ordinary shares issued and outstanding.

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

NOTE 23. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2013	2012	2011
Numerator used in basic net income per share:
Net loss	$(5,133,000)	$(8,988,000)	$(1,037,000)
Shares
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,405,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,405,000

Loss per ordinary share- basic and diluted	$(3.65)	$(6.40)	$(0.74)

As of September 30, 2013, the Company had zero restricted shares and 10,000 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

NOTE 24. SUBSEQUENT EVENTS

Management has considered all events and transactions that occurred after September 30, 2013 and through the date of the financial statements are issued, and have determined that the Company did not have any material subsequent events that require adjustment to or disclosure in the consolidated financial statements during this period.

