Form 20-F
period 2014-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2015-01-15
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2014

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,405,000 Ordinary Shares, including 714,375 Ordinary Shares represented by 714,375 American Depositary Shares outstanding as of September 30, 2014. (The numbers reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

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

In this annual report:

•	References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

•	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share;

•	References to a particular “fiscal” year, such as “fiscal 2014”, are to our fiscal year ended on September 30, of that year

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

4

5

6

7

Part III

Item 17.	Financial Statements.	93

Item 18.	Financial Statements.	93

Item 19.	Exhibits.	93

Index to Consolidated Financial Statements

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

The selected financial data for fiscal years 2014, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

For the Years Ended September 30,

	2014	2013	2012	2011	2010(2)
	Audited Consolidated	Audited Consolidated	Audited Consolidated	Audited Consolidated	Audited Consolidated and Combined
	($ in Thousands, Except per Share Data)
Total revenues	$6,186	$11,562	$1,451	$6,337	$14,506
Cost of sales	4,222	10,544	1,689	3,408	2,352
Gross (loss) profit	1,964	1,018	(238)	2,929	12,154
Operating expenses:
Selling and marketing expenses	364	557	685	629	341
General and administrative expenses	1,940	2,805	8,278	3,276	1,635
Research and development expenses	202	249	201	311	179
Total operating expenses	2,506	3,611	9,164	4,216	2,155
Operating (loss) income	(542)	(2,593)	(9,402)	(1,287)	9,999
Subsidy income		-	237	-	44
Interest expense		-	-	-	(218)
Interest income	32	79	117	162	-
loss of net investment in sales-type leases	-	(1,443)	-	-	-
Other income (expense), net	509	(1,176)	60	120	(20)
(Loss) Income before income tax expense	(1)	(5,133)	(8,988)	(1,005)	9,845
Income tax expenses	-	-	-	32	1,608
Net (loss) income	(1)	$(5,133)	$(8,988)	$(1,037)	$8,237
Other comprehensive income
Foreign currency translation gain	(38)	616	1,194	676	598
Comprehensive (loss) income	(39)	$(4,517)	$(7,794)	$(361)	$8,835
(Loss) Earnings per share:
Basic and Diluted	(0.00)	$(3.65)	$(6.40)	$(0.74)	$7.15
Weighted average number of ordinary shares outstanding(1)
Basic and Diluted	1,405,000	1,405,000	1,405,000	1,405,000	1,152,747

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

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated and Combined Balance Sheets Data

	As of September 30,
	2014	2013	2012	2011	2010
	Audited	Audited	Audited	Audited	Audited
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands)

Cash and cash equivalents	4,166	6,132	6,439	8,749	14,909
Total current assets	19,393	19,591	15,385	20,465	23,806
Total assets	32,894	33,581	29,892	36,519	38,073
Advances from customers	8,365	9,062	1,528	368	371
Dividend payable	840	842	817	788	772
Total current liabilities	12,518	13,168	4,962	3,797	5,306
Total shareholders’ equity	20,376	20,413	24,930	32,722	32,767
Total liabilities and shareholders’ equity	32,894	33,581	29,892	36,519	38,073

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

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2014, we faced significant competition from both established and emerging software companies which contributed to the decline in our revenues and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2014, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2014. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2014 and 2013, our five largest customers accounted for 91% and 96.8% of our total sales, respectively, and our largest customer - Hualu Engineering & Technology Co., Ltd. accounted for approximately 77% of our total sales during this period. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2014 and 2013, our outstanding accounts receivable were $4.8 million and $4.3 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 23.0% and 13.6% of the total accounts receivable balance as of September 30, 2014 and 2013, respectively. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

    Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Kingtone Information is qualified as a “high-technology enterprise” until the end of 2014 and therefore it had benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise”, or if the refund of the value-added taxes ceases to apply, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations .

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 25.6% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2014. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again as the People’s Bank of China may regularly intervene in the foreign exchange market to achieve economic policy goals. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs or ordinary shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

Corporate Information

Our principal executive offices are located at 3/F, Borough A, Block A, No. 181 South Taibai Road in Xi’an, Shaanxi Province, People’s Republic of China 710065.   Our website is www.kingtoneinfo.com.  We routinely post important information on our website.  The information contained on our website is not a part of this annual report.

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

According to latest data from China's three mobile operators as quoted by Reuters on February 20, 2014 at Yahoo Finance, China, the world’s largest mobile phone market by subscribers, posted a 0.6 percent monthly increase in the number of mobile subscribers to 1.24 billion in January, 2014, up from 1.15 billion at the end of March, 2013. The number of subscribers reached 1.15 billon at the end of March 2013, up from 1.11 billion at end-December 2012. The Chinese mobile market recorded the highest annual net additions with 135 million in 2012, up from 134 million in 2011, bringing the total to 1.11 billion. By end-2017, it is envisaged 1.57 billion mobile subscribers in the country, representing a 114.0% penetration rate, with the growth rate averaging 7.2% between 2013 and 2017. It forecast the number of 3G/4G subscribers in increase to 768.7 million in 2017.

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

In 2013, China's software industry reported the revenue of RMB 3.1 trillion ($503.44 Billion), jumping by 24.6% year on year, higher than global average of 5.7%. With respect to segments, software products, system integration & support services and data processing & operating services made up a large proportion of software business revenue, standing at 32.1%, 20.7% and 17.4% in 2013, respectively. In view of revenue growth rate, information technology consulting services and data processing & operating services kept growing fast in 2010-2013, with a Compound Average Growth Rate (CAGR) of 39.2% and 35.3% separately. As the application of big data in all sectors accelerates, it is expected that data processing & operating services will take the lead in revenue growth. This supports our belief that market acceptance of enterprise mobility applications, solutions and systems usually accelerates when potential customers’ back-end information technology systems are fairly developed and they start to invest in applications. By identifying sectors with high growth rates of IT investment, we can exploit opportunities to expand our business by capturing the growth in targeted vertical industry markets.

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

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2014, we had 55 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2014, we completed a total of eight customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications. Customers contract with the telecom carrier and we provide our solutions to the customer and receive our remuneration from the telecom carrier.

Our Strategy

Seize the opportunity presented by 4G adoption in China

As the foundation of the mobile Internet, mobile networks play a crucial role in the development of the entire market. Thus, China’s high bandwidth mobile application market has been developing slowly, limited by the mobile bandwidth. However, with the formal commercial application of the 4G service, the download rate of 100Mbps will be provided for users, effectively breaking the bandwidth limitation and laying a foundation for the development of China’s high bandwidth mobile application market. IDC is optimistic about the development prospect of high bandwidth mobile applications such as mobile videos, mobile music and mobile online games. According to the planning of MIIT, the executive bodies of "Broadband China" are the three major telecom operators, with China Telecom and China Unicom undertaking most of the tasks. With the formal commercial application of the 4G service, China Telecom and China Unicom have adjusted their core services and taken the 4G service as new key focus of investment and development. This will affect the investment and operation of the broadband service and have certain effects on the entire development process of “Broadband China” ..To cooperate with our telecom partners, we are offering solutions to enable wider forms of mobile computing that take advantage of the 4G bandwidth. We also plan to devote resources to 4G products in anticipation of future government approval and commercial deployment.

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

Research and Development

As of September 30, 2014, we had 55 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 15 professionals out of the total 55 engineers in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2014, we had 30 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2014, we had 22 engineers out of the aforementioned 30 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 12 professionals in sales and marketing as of September 30, 2014.

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

Major Customers

On September 15, 2012, we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("JinbianIndustrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we shall provide engineering services to Hualu's coal chemical factory in JingbianIndustrial Park. The services that shall be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It contributed RMB 29 million, or approximately $4.8 million revenue to the Company in the fiscal year of 2014. This contract expired on December 31, 2014.

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

Patents:

Through Kingtone Information, we have been granted one invention patent by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009. This patent is “wireless video transmission system based on BREW platform”. The patent code is ZL 200710018138.4. We enjoy a 20-year protection period starting from the grant date of the patent.

We also have applied for a utility model patent with SIPO (application number: 200820228566.X) and have received the notice from SIPO to grant us this patent on December 9, 2009. The name of this utility model invention is “Multi-business Data Collection Equipment”.

The third patent is “multilink wireless mobile industrial management and control integrated data transmission system” with the application number: 200810150072.9. We have received the notice from SIPO to grant us this patent on March 30, 2011.

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007
RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007
Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008
Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008
Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008
Wireless police affairs system V1.0	2009SR04756	November 10, 2009
Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010
Third-grade unattended platform system V1.0	2013SR149914	May 1, 2011
Wireless police system V2.0	2013SR149829	June 1, 2012
Wireless emergency system based on Windows Phone 8 system	2013SR149864	July 20, 2013
Mobile monitor terminals software iOS version V1.0	2014SR038094	October 31, 2013

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period

KingTone	3559772	9*	November 28, 2004 to November 27, 2014
KingTone	4392291	42*	July 28, 2008 to July 27, 2018
KingTone	4392292	38*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020
Kingtone	4392292	38*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020
“KINGTONE INFORMATION”	7402925	41*	July 7, 2011 to July 6, 2021
联合信息	7402911	35*	January 7, 2011 to January 6, 2021

7402901	9*	December 21, 2010 to December 20, 2020
7402916	45*	October 21, 2010 to October 20, 2020
7402917	35*	October 28, 2010 to October 27, 2020

7402918	37*	October 21, 2010 to October 20, 2020
7402919	42*	January 28, 2011 to January 27, 2021
7402920	38*	October 21, 2010 to October 20, 2020

42

	7402915	41*	January 28, 2011 to January 27, 2021
翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
翼讯	7703615	42*	August 21, 2011 to August 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703627	38*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	41*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021
联合信息	7402914	9*	October 14, 2011 to October 13, 2021
联合信息	7402912	37*	February 14, 2012 to February 13, 2022
Konelive	9042353	9*	January 21, 2012 to January 20, 2022
Konelive	9042455	35*	January 21, 2012 to January 20, 2022
Konelive	9042539	37*	January 21, 2012 to January 20, 2022

Konelive	9042598	38*	January 21, 2012 to January 20, 2022
Konelive	9042675	41*	January 21, 2012 to January 20, 2022
Konelive	9042605	42*	January 21, 2012 to January 20, 2022
Konelive	9042643	45*	January 21, 2012 to January 20, 2022
Superlive	9046385	35*	January 21, 2012 to January 20, 2022
Superlive	9046404	37*	January 21, 2012 to January 20, 2022
Superlive	9046433	38*	January 21, 2012 to January 20, 2022
Superlive	9046471	41*	April 7, 2012 to April 6, 2022
Superlive	9046733	45*	February 14, 2012 to February 13, 2022

*	See the footnotes to the table below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402912	37*	May 18, 2009	June 4, 2009
联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
翼讯	7703616	38*	September 17, 2009	October 21, 2009
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011

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

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. We have paid the entire purchase price and obtained both the property ownership certificate and land use right certificate from the provincial government. We have finished the interior design phase of refurbishing the Kingtone Center.. On October 28, 2013, the Company signed a twenty-year lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till December 31, 2034, The rent will have an incremental 2 percent increase year over year during the next following years.

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

Results of Operations for the fiscal year ended September 30, 2014 compared to fiscal year ended September 30, 2013.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2014		2013		Change
	($ in Thousands, Except per Share Data)
Revenue	$6,186	100.0%	$11,562	100.0%	(46.5)%
Cost of sales	4,222	68.3%	10,544	91.2%	(60.0)%
Gross profit	1,964	31.7%	1,018	8.8%	92.9%
Operating expenses
Selling and marketing expenses	364	5.9%	557	4.8%	(34.6)%
General and administrative expenses	1,940	31.4%	2,805	24.3%	(30.8)%
Research and development expenses	202	3.3%	249	2.2%	(18.9)%
Total operating expenses	2,506	40.5%	3,611	31.2%	(30.6)%
Loss from operations	(542)	(8.8)%	(2,593)	(22.4)%	(79.1)%
Other income (expense)
Loss of net investment in sales-type leases	-	-	(1,443)	(12.5)	100%
Interest income	32	0.5%	79	0.7%	(59.5)%
Other income (expense), net	509	8.2%	(1,176)	(10.2)%	(143.3)%
Total other income (expense), net	541	8.7%	(2,540)	(22.0)%	(121.3)%
Loss before income tax expenses	(1)	(0.02)%	(5,133)	(44.4)%	(99.9)%
Net loss	$(1)	(0.02)%	$(5,133)	(44.4)%	(99.9)%

Other comprehensive income
Foreign currency translation gain	(38)	(0.6)%	616	5.3%	(106.0)%
Comprehensive loss	$(39)	(0.6)%	$(4,517)	(39.1)%	(99.1)%
Loss per ordinary share:
Basic and Diluted	$(0.00)		$(3.65)		0%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2014		2013		Changes
	($ in Thousands)
Revenue
Software	$187	3.0%	$291	2.5%	(35.7)%
Wireless system solutions	5,999	97.0%	11,271	97.5%	(46.8)%
Total Revenue	6,186	100.0%	11,562	100.0%	(46.5)%
Cost of Sales
Software	103	2.5%	568	5.4%	(81.9)%
Wireless system solutions	4,119	97.5%	9,976	94.6%	(58.7)%
Total Cost of Sales	4,222	100.0%	10,544	100.0%	(60.0)%
Gross Profit
Software	84	4.3%	(277)	(27.2)%	(69.7)%
Wireless system solutions	1,880	95.7%	1,295	127.2%	45.2%
Total Gross Profit	1,964	100.0%	1,018	100.0%	92.9%
Gross Margin
Software		44.9%		(95.2)%
Wireless system solutions		31.3%		11.5%
Blended Gross Margin		31.7%		8.8%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2014, we experienced a significant contraction in our software solution business and our wireless system solution business. Thereafter our revenue decreased by 46.5% to approximately $6.2 million in the year ended September 30, 2014 from approximately $11.6 million in the year ended September 30, 2013.

Our revenue from software solution sales decreased by 35.7% to approximately $0.2 million in the year ended September 30, 2014 from approximately $0.3 million in the year ended September 30, 2013. As a percentage of total revenue, software solution sales increased from 2.5% to 3.0%.

Our revenue from wireless system solution sales decreased by 46.8% to approximately $6.0 million in the year ended September 30, 2014 from approximately $11.3 million in the year ended September 30, 2013. As a percentage of total revenue, wireless system solution revenue decreased from 97.5% to 97.0% of our total revenue. This decreased was insignificant.

Cost of Sales

Our cost of sales decreased by 60.0% to approximately $4.2 million in the year ended September 30, 2014 from approximately $10.5 million in the year ended September 30, 2013. The decrease in cost of sales was primarily attributable to the decrease in revenue and increase in gross margin from both of our business sections. As a percentage of our total revenues, our cost of sales decreased to 68.3% of revenues in the year ended September 30, 2014 from 91.2% of our total revenues in the year ended September 30, 2013, which is partially attributable to the fact that the projects the Company had worked on were with old clients and therefore made our work more efficient.

Cost of sales for software decreased by 81.9% to approximately $0.1 million in the year ended September 30, 2014 from approximately $0.5 million in the year ended September 30, 2013, representing 2.5% and 5.4% of our total cost of sales and 55.1% and 195.2% of our software revenue in the fiscal years ended September 30, 2014 and 2013, respectively. Cost of sales for wireless system solutions decreased by 58.7% to approximately $4.1 million in the year ended September 30, 2014 from approximately $10.0 million in the year ended September 30, 2013, representing 97.5% and 94.6% of total cost of sales and 68.7% and 88.5% of wireless system solution revenues in the fiscal years ended September 2014 and 2013, respectively. The decreased percentage of cost of sales in our both business sections from September 30, 2013 to September 30, 2014 was mainly due to the decrease in revenue and increase in gross margin.

Gross Profit and Gross Margin

Our total gross profit increased by 92.9% to approximately $1.96 million gross profit in the year ended September 30, 2014 from approximately $1.02 million loss in the year ended September 30, 2013. Our total gross margin was 31.7% and 8.8% in the years ended September 30, 2014 and 2013 of total revenue, respectively. This increase of gross profit and gross margin was primarily due to the increase in industry profit and profit margin and revenue from Jingbian integration project that was partially recognized in the last fiscal year as of September 30, 2014.

Our gross profit for software solution sales increased by 69.7% to approximately $0.08 million in the year ended September 30, 2014 from approximately $0.3 million loss in the year ended September 30, 2013. Our gross margin for software solutions sales increased to 44.9% in the year ended September 30, 2014 from minus 95.2% in the year ended September 30, 2013. Our gross profit for wireless system solution sales increased by 45.2% to approximately $1.9 million in the year ended September 30, 2014 from approximately $1.3 million in the year ended September 30, 2013. Our gross margin for wireless system solution sales increased to 31.3% in the year ended September 30, 2014 from 11.5% in the year ended September 30, 2013, which is partially attributable to the higher margin of some of the wireless projects. The increase in gross margins in both of our business sections above was due to the fact we had higher gross margin projects and smaller up-front investments with old customers comparing to the last fiscal year.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 34.6% to approximately $0.4 million in fiscal year 2014 from approximately $0.6 million in fiscal year 2013, and represented 5.9% and 4.8% of our revenue for the years ended September 30, 2014 and 2013, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market. The lower demand for software solutions products is caused by the fact that most of our clients in our business sectors are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, less clients in such nature were inclined to buy value-added software solutions.

General and Administrative Expenses

Our general and administrative expenses decreased by 30.8% to approximately $1.9 million in fiscal year 2014 from approximately $2.8 million in fiscal year 2013, and represented 31.4% and 24.3% of our revenue for the years ended September 30, 2014 and 2013, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decreased in bad debt expense and labor cost.

Research and Development Expenses

Our research and development expenses decreased 18.9% to approximately $0.20 million in fiscal year 2014 from approximately $0.25 million in fiscal year 2013, and represented 3.3% and 2.2% of our revenue for the years ended September 30, 2014 and 2013, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities relating to our research and development center. The decrease in research and development expenses was mainly due to the reduction of the number of R&D staffs.

Loss from Operations

We incurred a loss of $0.5 million in the year ended September 30, 2014, a 79.1% decrease in such a loss from approximately loss of $2.6 million in the year ended September 30, 2013. The decrease in loss from operations was mainly due to significantly higher gross profit from wireless system solutions business compounded by decreased operating expenses.

Other Income (Expense)

Our other income increased 143.3% to approximately $0.5 million in fiscal year 2014 from approximately $1.2 million of other expense in fiscal year 2013, and represented 8.2% and 10.2% of our revenue for the years ended September 30, 2014 and 2013, respectively. The increase in our other income was largely due to our rental income. In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. On October 28, 2013, the Company signed a twenty-year lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till December 31, 2034, The rent will have an incremental 2 percent increase year over year during the next following years.

As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, Topsky and Kingtone Information entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to have Topsky borrow US$3 million to cover oversea expenses and take RMB27.9 million, or US$4.2 million from Kingtone Information as a guarantee. The offset amount US$1.2 million was presented as long-term other receivables in the anticipation that the agreement would be settled in two years. The loan matured on July 21, 2013 and the long-term receivable was non-collectable.  As a result, we have written off the balance of the long-term receivable and charged to other expensed for the year ended September 30, 2013.

Net Loss

We incurred a net loss of $0.001 million in the year ended September 30, 2014 as compared to net loss of approximately $5.1 million in the year ended September 30, 2013, representing a decrease of 99.9% in net loss. Basic and diluted loss per share was $0 in the year ended September 30, 2014, compared to loss per share $3.65 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2014 and 2013, respectively.

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

Our revenue from wireless system solution sales increased by 858.4% to approximately $11.3 million in the year ended September 30, 2013 from approximately $1.2 million in the year ended September 30, 2012. As a percentage of total revenue, wireless system solution revenue increased from 81.0% to 97.5% of our total revenue. The significant increase in our wireless solution revenue was mainly due to that we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects, and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It has contributed RMB 63.6 million, or approximately $10.2 million revenue to the company during the fiscal year of 2013.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2014, we had a working capital of approximately $6.1 million, including cash of approximately $4.2 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2014	2013	2012
	($ in Thousands)
Net cash used in operating activities	$258	$(391)	$(2,433)
Net cash provided by (used in) investing activities	(137)	7	(97)
Net cash provided by (used in) financing activities	(2,077)	(14)	9
Effect of exchange rate fluctuation on cash and cash equivalents	(9)	91	211
Net decrease in cash and cash equivalents	(1,965)	(307)	(2,310)
Cash and cash equivalents, beginning of year	6,132	6,439	8,749
Cash and cash equivalents, end of year	4,166	6,132	6,439

Operating Activities

Net cash used in operating activities was approximately $0.3 million for the year ended September 30, 2014 as compared to $0.4 million net cash used in operating activities for the year ended September 30, 2013 During 2014, the Company had a net loss of $1,000, depreciation and amortization of $0.6 million. In addition, the Company had decreased accounts and notes receivable by $0.3 million and decreased unbilled revenue by $1.0 million.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2014 was approximately $137,000 as compared to net cash provided by investing activities of approximately $7,000 for the year ended September 30, 2013. The cash used in investing activities in 2014 was mainly due to purchasing certain property and equipment. The cash provided by investing activities in 2013 was mainly a result of the sale of certain property and equipment.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2014 was approximately $2.1 million as compared to net cash used in financing activities of approximately $0.02 million for the year ended September 30, 2013. The cash used in financing activities was mainly due to the loan to related parties.

  As a result of the total cash activities, our net cash decreased to approximately $2.0 million from September 30, 2013 to September 30, 2014 and to approximately $0.3 million from September 30, 2012 to September, 30, 2013.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Also, our PRC subsidiaries must file the board resolutions authorizing the payment of dividends, the capital verification report of our PRC subsidiaries, the audit report issued by a certified public accountant company and other required materials to the banks entrusted by the local foreign exchange bureau for the examination of the remittance of the dividend. Our PRC subsidiaries can only remit dividends to us after passing the examination. Such examination requirement may limit our PRC subsidiaries’ ability to pay dividends to us which may limit our ability to pay dividends to our shareholders. If we are unable to pay dividends to our shareholders, our ability to secure equity financing in the future may be adversely affected.

Contractual Obligations

As of September 30, 2014, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.04 million loss, $0.6 million gain and $1.2 million gain for years ended September 30, 2014, 2013 and 2012, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2014, 2013 and 2012 at RMB 6.1547, RMB 6.1439 and RMB 6.3265 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2014, 2013 and 2012 were RMB 6.1425, RMB 6.2363 and RMB 6.3299 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future upward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China. China consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased 2.6% from January to December, 2012. In 2013, the average consumer price index increase rate was 2.6%. In 2014, the average consumer price index increased rate was 2.0%. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2014 and 2013, respectively.

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

In December 2013, the FASB issued ASU 2013-12, “Definition of a Public Business Entity”. The Board has decided that it should proactively determine which entities would be within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies (Guide). This will aim to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. generally accepted accounting principles (GAAP) on a going-forward basis. This Update addresses those issues by defining public business entity. The Accounting Standards Codification includes multiple definitions of the terms nonpublic entity and public entity. The amendment in this Update improves U.S. GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. The amendment does not affect existing requirements. There is no actual effective date for the amendment in this Update. However, the term public business entity will be used in Accounting Standards Updates which are the first Updates that will use the term public business entity. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2014, 2013 and 2012, we spent $202,481, $248,962, and $201,000, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded its first licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. Since China Mobile offered 4G to subscribers from December 18, 2013. It was followed by China Unicom and China Telecom, the country's other two major carriers. China Mobile 4G customers has exceeded 50 million by the end of October in 2014. The move greatly boosted business for telecom equipment makers and a range of other companies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2014, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	49	Chairman
Peng Zhang	47	Chief Executive Officer
Li Wu	52	Chief Financial Officer
Lili Dong(1)(2)(3)	54	Independent Director
Xianyun Zhang (1)(2)(3)	50	Independent Director
Junwei Wang (1)(2)(3)	39	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of China Green Agriculture, Inc., since 2000, when he formed Jinong. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association. These attributes make Mr. Li an ideal person to be our Chairman.

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

Dr. Lili Dong has served as an independent director of our Company since March 2010. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xi’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau. Dr. Dong’s experience in computing distributedsystem and other similar areas qualifies her to serve as our director and chairman of our compensation committee.

Xianyun Zhang, CICPA, has over 20 years of experience in accounting and has served as an independent director of the Company since December 2011. Since 2004, he has served as the chairman of Beijing Zhongzheng Tiantong Certified Public Accountant Co., Ltd. Mr. Zhang previously worked at Beijing Zhongzhou Guanghu Certified Public Accountant Co., Ltd, the Import-Export Bank of China, and the Ministry of Finance in the People’s Republic of China. Mr. Zhang obtained a bachelor’s degree in accounting in 1988 from Jiangxi University of Finance and Economics. In 1996, Mr. Zhang obtained a master’s degree in accounting from Zhejiang University. Mr. Zhang’s accounting and financial management expertise qualifies him to be our director and chairman of the audit committee.

Junwei Wang has significant experience in legal affairs and has served as an independent director of the Company since December 2011. Since 2007, Ms. Wang served as the attorney of China Galaxy Securities Co., Ltd.  Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science& Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a master’s degree in law from Renmin University of China. Ms. Wang’s legal back ground qualifies her to be our director and chairman of the nominating and corporate governance committee.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2014, we paid an aggregate of approximately $147,831 in cash compensation to our executive officers and an aggregate of approximately $171,208 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2014, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

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

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2014, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

Director Independence

Our board of directors consists of five members, Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Dr. Lili Dong, Mr. Xianyun Zhang and Mr. Junwei Wang. Mr. Xianyun Zhang, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meet the definition of  an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Employment Agreements

In 2009, each of our executive officers has entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. In 2014, certain of our executive officers renewed the employment agreement for five years ending in 2019. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

D.  EMPLOYEES.

As of September 30, 2014, we had a total of 115 full-time employees, including 55 in research and development, 12 in sales and marketing and the rest in a variety of other divisions. All of our employees are full- time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 5, 2015 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of January 5, 2015. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of January 5, 2015 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on January 5, 2015.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  MAJOR SHAREHOLDERS

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

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

On August 10, 2010, Kingtone Information entered into an agreement with Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. (“Yuxing”), pursuant to which Kingtone Information is responsible for developing certain electronic control systems for Yuxing, an indirect contractually-controlled operating subsidiary of China Green Agriculture, Inc. (“CGA”), a corporation on which our Chairman, Mr. Tao Li, serves as its Chairman and CEO.  The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3.03 million, or approximately $458,000. Pursuant to the agreement, Kingtone Information will design, plan, construct and purchase materials for the electronic control systems to be used in 28 greenhouses of Yuxing. The agreement sets forth a warranty period, which is the earlier of (a) 18 months after the construction raw materials are delivered, inspected and accepted, and (b) 12 months after the inspection and acceptance of the work completed. During the warranty period Yuxing is entitled to receive maintenance and repair services at no cost.   As of September 30, 2013, approximately 44% of the contract amount was recognized as revenue and the payment was received. As of September 30, 2012, there was no revenue incurring with Yuxing. As of September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received. On September 28, 2013, the contract was terminated based on mutual agreement.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our chairman, who owns this space. We lease it from him for no consideration.

On September 30, 2010, Kingtone Information entered into a lease agreement with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of CGA, pursuant to which Jinong rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB 10,800, or approximately $1,600. On June 29, 2012, Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867 (RMB24,480) for a two-year term starting from July 1, 2012. On June 29, 2014, the lease was renewed with CGA for a monthly rent of US$3,977 (RMB24,480) for a two-year term from July 1, 2014.

As of September 30, 2012, we had an outstanding loan of approximately $123,000 to Jinong High-Tech Agriculture Model Park, Inc., a company that is controlled by Tao Li, our chairman.  The loan was interest free and payable on demand. As of September 30, 2013, such loan had been repaid in full.

As of September 30, 2014, we had the outstanding loans as listed below. Each entity is indirectly owned and controlled by Mr. Tao Li, our Chairman. The Company provided short-term financing to such parties:

As of September 30, 2014, we had an outstanding loan of approximately $166,352 to Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. The largest amount of the outstanding loan was $166,352 during the past loan period. The loan was unsecured, bearing no interest and payable on demand.

As of September 30, 2014, we had an outstanding loan of approximately $83,526 to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd. The largest amount of the outstanding loan was $83,526 during the past loan period. The loan was the unsecured rental expense, interest free and payable on demand.

As of September 30, 2014, we had an outstanding loan of approximately $0.2 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd. The largest amount of the outstanding loan was $0.2 million during the past loan period. This loan was an unsecured verbal agreement and bearing no interest, which provided one-year term starting from January 1, 2014

On November 1, 2013, the Company entered into a loan agreement with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), pursuant to which the Company provides $1.8 million to Xinrong for its normal business operations. The largest amount of the outstanding loan was $1.8 million as of September 30, 2014. According to the agreement, this unsecured loan was interest free for a three-year term.

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

Our ability to receive dividends from our subsidiaries may limit our ability to pay dividends on our ordinary shares.  See Risk Factors – Risks Related to Doing Business in China – Our holding company structure may limit the payment of dividends” and “Item 10.  Additional Information – D. Exchange Controls – Dividend Distribution”.

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2014, the date of the financial statements in this annual report.

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

    The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High		Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2014	16.74		1.95
2013	3.80		0.20
2012	1.14		0.20
2011	5.47		0.61
2010	3.97		2.15

Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2014
Fourth Quarter	9.5		2.57
Third Quarter	7.61		2.66
Second Quarter	16.47		2.89
First Quarter	3.46		1.95

2013
Fourth Quarter	3.80	**	0.2
Third Quarter	0.5		0.27
Second Quarter	0.66		0.40
First Quarter	1.14		0.31

Monthly Highs and Lows (for the most recent six months)
December 2014	3.19		2.02
November 2014	3.1		2.54
October 2014	3.2		2.27
September 2014	5.51		2.57
August 2014	5.68		4.01
July 2014	9.5		5.19

* The Company’s ADSs were listed on Nasdaq Capital Market since May 14, 2010. Therefore the prices in 2014 were selected from the data commencing from May 14, 2010.

** The Company effected a 1-for-10 reverse stock split of its ordinary shares on November 6, 2012 (the “Reverse Split”). The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one ordinary share post the Reverse Split. The price listed here after November 6, 2012 reflected the effect from the Reverse Split.

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

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural persons, legal persons or any other organizations shall have a copyright on the software developed by such persons no matter whether such software has been published. The protection period of software copyrights owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Kingtone Information has twelve registration certificates for software copyrights.

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable .

G.  STATEMENT BY EXPERTS.

Not applicable.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266383

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2014, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.04 million and $0.6 million as of September 30, 2014 and 2013, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2014 at RMB 6.1547 to $1.00 as compared to RMB 6.1439 to $1.00 at September 30, 2013. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2014 and September 30, 2013 were RMB 6.1425 and RMB6.2363 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

To the extent that we need to convert U.S. dollars received in our May 2010 public offering into the RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount that we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

China consumer price index in December 2014 was 3.3% higher than that of the same period in 2013. China consumer price index in December 2013 was 2.5% higher than that of the same period in 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

N/A.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2014, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2014 was not effective because of the following material weakness:

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of September 30, 2014.

Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2014 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by KCCW ACCOUNTANCY CORP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $115,500 for the fiscal year ended September 30, 2014.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
Peng Zhang
Chief Executive Officer
(principal executive officer)

January 15, 2015

EXHIBIT INDEX

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of Kingtone Wirelessinfo Solution Holding Ltd., dated March 25, 2010 and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.11*	2010 Omnibus Incentive Plan of the Company.

4.12**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

List of Subsidiaries

21.1*	Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

11.1*	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KCCW Accountancy Corp.

Diamond Bar, California

January 15, 2015

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

New York, New York

January 18, 2013

NEW YORK OFFICE  •   7 Penn Plaza   •   Suite 830   •   New York, New York

10001   •  Phone 646.442.4845 •  Fax 646.349.5200 •  marcumbp.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,	As of September 30,
	2014	2013
	(Audited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$4,166	$6,132
Accounts and Notes Receivable, net of allowance	4,810	4,496
Unbilled revenue	4,975	6,029
Due from related companies	2,216	141
Inventories, net	2,142	688
Other receivables and prepayments	1,084	2,105

Total Current Assets	19,393	19,591

Non-current assets
Property, plant and equipment, net	12,890	13,358
Intangible assets, net	611	632

Total Assets	$32,894	$33,581

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,867	$1,606
Advances from customers	8,365	9,062
Other payables and accruals	171	111
Taxes payable	1,273	1,545
Amounts due to related parties	2	2
Dividend payable	840	842
Total Current Liabilities	12,518	13,168

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2014 and September 30, 2013, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	(7,649)	(7,648)
Accumulated other comprehensive income	4,163	4,199
Total Shareholders' Equity	20,376	20,413
Total Liabilities and Shareholders' Equity	$32,894	$33,581

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

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Audited)

	For the Year Ended September 30
	2014	2013	2012

Revenues
Software	$187	$291	$275
Wireless system solution	5,999	11,271	1,176
- Related party	-	192	-
- Third party	5,999	11,079	1,176
Total revenues	6,186	11,562	1,451

Cost of sales
Software	103	568	640
Wireless system solution	4,119	9,976	1,049
- Related party	-	127	-
-Third Party	4,119	9,849	1,049
Total cost of sales	4,222	10,544	1,689

Gross (loss) profit	1,964	1,018	(238)

Operating expenses
Selling and marketing expenses	364	557	685
General and administrative expenses	1,940	2,805	8,278
Research and development expenses	202	249	201
Total Operating expenses	2,506	3,611	9,164
Loss from operations	(542)	(2,593)	(9,402)

Other income(expense)
Subsidy income	-	-	237
Interest income	32	79	117
Loss of net investment in sales-type leases	-	(1,443)	-
Other income (expense), net	509	(1,176)	60
- Related party	44	44	-
-Third Party	465	(1,220)	-
Total other income, net	541	(2,540)	414
Loss before income tax expenses	(1)	(5,133)	(8,988)
Income tax expenses	-	-	-
Net loss	(1)	(5,133)	(8,988)
Other comprehensive income
Foreign currency translation gain (loss)	(38)	616	1,194
Comprehensive loss	$(39)	$(4,517)	$(7,794)

Loss per ordinary share:
Basic and Diluted	$(0.00)	$(3.65)	$(6.40)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in	Additional	Appropriated retained	Unappropriated retained	Accumulated other comprehensive	Total Stockholders'
	Ordinary shares	Amount	capital	paid-in Capital	earnings	earnings	income	Equity
Balance as of September 30, 2011	1,405,000	$14	$-	$22,231	$1,615	$6,473	$2,389	$32,722
Share-based compensation	-	-	-	2	-	-	-	2
Net loss for the year	-	-	-	-	-	(8,988)	-	(8,988)
Foreign currency translation gain	-	-	-	-	-	-	1,194	1,194
								-
Balance as of September 30, 2012	1,405,000	$14	$-	$22,233	$1,615	$(2,515)	$3,583	$24,930
Net loss for the year	-	-	-	-	-	(5,133)	-	(5,133)
Foreign currency translation gain	-	-	-	-	-	-	616	616

Balance as of September 30, 2013	1,405,000	$14	$-	$22,233	$1,615	$(7,648)	$4,199	$20,413
Net loss for the year	-	-	-	-	-	(1)	-	(1)
Foreign currency translation gain	-	-	-	-	-	-	(36)	(36)
Balance as of September 30, 2014	1,405,000	$14	$-	$22,233	$1,615	$(7,649)	$4,163	$20,376

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the Year Ended September 30
	2014	2013	2012

Cash flows from operating activities
Net loss	$(1)	$(5,133)	$(8,988)
Depreciation and amortization	600	592	548
Investment loss	-	1,443	-
Bad debt expense	-	519	4,942
Employee compensation	-	-	873
Share-based compensation expense	-	-	2
Changes in operating assets and liabilities
Accounts and notes receivable	(322)	(1,662)	1,576
Unbilled revenue	1,046	(5,351)	(405)
Other receivables and prepayments	1,020	1,180	(1,549)
Inventories	(1,458)	(41)	(390)
Taxes payable	(270)	(176)	76
Accounts payable	265	796	(201)
Advance from customers	(683)	7,378	1,146
Other payables and accruals	61	(58)	8
Net investment in sales-type leases	-	122	(71)
Net cash (used in) provided by operating activities	258	(391)	(2,433)

Cash flows from investing activities
Payment to purchase property and equipments	(168)	(22)	(97)
Proceeds from disposal of office equipment	31	29	-
Net cash (used in) provided by investing activities	(137)	7	(97)

Cash flows from financing activities
Collection in amount due from related-party companies	-	1	-
Receipt in loan from non-related companies	-	-	9
Payment in loan to related companies	(2,077)	(15)	-
Net cash (used in) provided by financing activities	(2,077)	(14)	9

Effect of exchange rate changes on cash and cash equivalents	(9)	91	211

Net increase (decrease) in cash and cash equivalents	(1,965)	(307)	(2,310)
Cash and cash equivalents at beginning of year	6,132	6,439	8,749
Cash and cash equivalents at end of year	$4,166	$6,132	$6,439

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Noncash operating activities:
The write-offs of allowance for doubtful accounts of account receivable	$132	$-	$-

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

Effective November 6, 2012, the Company conducted a 1-for-10 reverse stock split of all issued and outstanding shares of its ordinary shares (or “Reverse Stock Split,” as explained in more details under Note 21).  Upon the effect of the Reverse Stock Split, the Company’s issued and outstanding shares reduced from 14,050,000 to 1,405,000. Except as otherwise specified, all information in these financial statements and notes and all share and per share information has been retroactively adjusted for all periods presented to reflect the Reverse Stock Split, as if the Reverse Stock Split had occurred at the beginning of the earliest period presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2014 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

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

The exchange rates applied are as follows:

1	Exchange rate
		2014	2013	2012
	RMB exchange rate at balance sheets dates,	6.1547	6.1439	6.3265
	Average RMB exchange rate for each period	6.1425	6.2363	6.3299

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2014 and 2013, respectively.

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

(o) Taxation

a)	Income tax

i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2014, 2013 and 2012. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).	The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC was changed from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In October 2011, Kingtone Information is verified as a “high-technology enterprise” until 2014 and therefore it has benefited from the preferential tax rate of 15%.

	For the years ended September 30,
	2014	2013	2012
	US$(’000)	US$(’000)	US$(’000)
PRC federal statutory tax rate	25%	25%	25%
Loss before tax	(1)	(5,133)	(8,988)
Computed expected income tax expense	-	-	-
Non-deductible expenses	-	-	-
Effect of tax holidays	-	-	-
Income tax expenses	-	-	-

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

b) Value-added tax and business tax

PRC Value-added Tax

The Company’s products are only sold in the PRC and therefore are generally subject to a Chinese VAT at a rate of 17%. The VAT may be offset by VAT the Company pays on raw materials and other materials included in the cost of producing its finished products. Revenues derive from any exclusive service projects are subject to a Chinese VAT at a rate of 6%, under a reform program to replace the business tax with VAT in the PRC. This is in parallel to the 17% VAT aforementioned. Furthermore, in either scenario, accrued VAT payables are subject to a 10%-13% surtax, which includes urban maintenance and construction taxes and additional education fees.

PRC Business Tax

Revenues from services provided by Kingtone Information are subject to a PRC business tax of 5% for rental revenue and 5% for wireless system solution, with a surtax of 10%-13%. Kingtone Information pays business tax on gross revenues.

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

d) Uncertain tax positions

The Company adopted ASC No. 740-10 “Income Taxes”, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2014, 2013 and 2012, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

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

(s) Segment reporting

The Company follows ASC No. 280, "Segment Reporting ". The Company's chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company's long-lived assets are substantially all located in the PRC and substantially all the Company's revenues are derived from within the PRC, no geographical segments are presented.

(t) Significant risks

3      Credit risk

Financial instruments	For the years ended September 30,
	2014	2013
Financial institutions located in the PRC	$2,553,207	$4,011,070
Financial institutions located in Singapore	$1,608,556	$2,117,562
	$4,161,763	$6,128,632

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2014 and September 30, 2013, US$2,553,207 and US$4,011,070, respectively, were deposited with major financial institutions located in the PRC. The decrease was mainly attributable to the loan to Xi’an Techteam Engineering and Industry (Group) Co., Ltd incurred in 2014, amounting to$1.8 million. As of September 30, 2014 and September 30, 2013, US$1,608,556 and $2,117,562, respectively, were deposited with major financial institutions located in Singapore. The decrease was primarily due to the fact Topsky paid the director salary, professional fee and other general expenses in 2014, amounting to $505,204. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated an Enterprise Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Enterprise Bankruptcy Law. Under the Enterprise Bankruptcy Law, a Chinese bank may theoretically go into bankruptcy based on the Enterprise Bankruptcy Law. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the Chinese banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, the Company's subsidiary, Softech is currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIE, which holds the licenses and permits that are required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company's customers' content which could also materially impact the Company's ability to generate revenue.

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

(v) Recently issued accounting standards

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For public entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2013. For nonpublic entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2014. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In December 2013, the FASB issued ASU 2013-12, “Definition of a Public Business Entity”. The Board has decided that it should proactively determine which entities would be within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies (Guide). This will aim to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. generally accepted accounting principles (GAAP) on a going-forward basis. This Update addresses those issues by defining public business entity. The Accounting Standards Codification includes multiple definitions of the terms nonpublic entity and public entity. The amendment in this Update improves U.S. GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. The amendment does not affect existing requirements. There is no actual effective date for the amendment in this Update. However, the term public business entity will be used in Accounting Standards Updates which are the first Updates that will use the term public business entity. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

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

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30:

	As of September 30,
	2014	2013
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$2,556	$4,012
Accounts and notes receivable, net of allowance	4,810	4,496
Unbilled revenue	4,975	6,029
Amounts due from related companies	2,216	141
Inventories	2,142	688
Other receivables and prepayments	1,084	2,105
Total Current Assets	17,783	17,472
Non-current assets
Property and equipment, net	12,890	13,356
Intangible assets	611	632
Net investment in sales-type leases, less current portion	-	-
Total Assets	$31,284	$31,460

LIABILITIES
Current liabilities
Accounts payable	$1,867	$1,606
Advances from customers	8,365	9,062
Other payables and accruals	14,347	14,312
Taxes payable	1,273	1,545
Amounts due to related party	2	2
Dividend payable	840	842
Total Current Liabilities	26,694	27,369
Total Liabilities	$26,694	$27,369

	For the years ended September 30,
	2014	2013	2012
	US$(’000)	US$(’000)	US$(’000)
Revenue	$6,186	$11,562	$1,451
Net Income/(loss)	$505	$(7,572)	$(8,394)

Note 4. Accounts and Notes Receivable, Net

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2014	2013
	US$(’000)	US$(’000)

Accounts receivable, gross	$5,205	$4,795
Less: allowance for doubtful accounts	(395)	(527)
Accounts receivable, net	4,810	4,268

Notes receivable	-	228

Total Accounts and Notes Receivable	$4,810	$4,496

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30,
	2014	2013
	US$(’000)	US$(’000)

Balance at the beginning of the year	$(527)	$-
Bad debt expense		(527)
Write offs	132	-

Balance at the end of the year	$(395)	$(527)

For the year ended September 30, 2014, the Company has made US$0.4 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible. For the year ended September 30, 2013, the Company has made US$0.5 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible.

There was no notes receivable for the year ended September 30, 2014 and $228,000 notes receivable for the year ended September 30, 2013.

As of September 30, 2014 and 2013, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 5. UNBILLED REVENUE

Unbilled revenue consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Unbilled revenue	$4,975	$6,029
	$4,975	$6,029

The Company records revenue in excess of billings as “unbilled revenue”. The Company expects all billed and unbilled amounts to be collected within one year. The decrease of $1,054 or 17% is mainly attributable to the reduced revenue generated from the Jingbian integration project, which was engaged with Hualu Engineering & Technology Co., Ltd during 2014.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Xi'an Hu County Yuxing Agriculture Technology Development Co., Ltd	$166	$140
Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd	84	1
Xi'an Tech Team Investment Holdings (Group) Co., Ltd.	197	-
Xi’an Xinrong Engineering and Industry (Group) Co., Ltd	1,769	-
Total	$2,216	$141

All the entities referred to above are indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided short-term financing to such parties.

As of September 30, 2014, we had an outstanding loan of approximately $166,352 to Xi'an Hu County Yuxing Agriculture Technology Development Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $166,352 during the past three years. The loan was unsecured, bearing no interest, no due date was specified and payable on demand.

As of September 30, 2014, we had an outstanding loan of approximately $83,526 to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $83,526 during the past three years. The loan was the unsecured rental expense with interest free and payable on demand.

As of September 30, 2014, we had an outstanding loan of approximately $0.2 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $0.2 million during the past three years. This loan was an unsecured verbal agreement and bearing no interest, which provided one-year term starting from January 1, 2014

On November 1, 2013, the Company entered into a loan agreement with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which company provides $1.8 million to Xinrong for its normal business operations. The largest amount of the outstanding loan was $1.8 million as of September 30, 2104. According to the agreement, this unsecured loan was interest free for a three-year term.

NOTE 7. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Raw material	$4	$39
Finished goods	1,343	414
Project-in-progress	795	235

Total	$2,142	$688

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2014 and 2013, the Company determined that no allowance was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Advances to employees	$665	$205
Deposits on projects	148	44
Prepayment to suppliers	271	1,856
Total	$1,084	$2,105

The increased advances to employees was due to increased amount advanced to certain employees for operating activities of the Company, including purchasing raw materials, manufacturing, distributing, advertising and shipping the products as of September 30, 2014.

The prepayment to suppliers decreased to approximately $0.3 million as September 30, 2014, comparing to $1.9 million as of September 30, 2013, primarily due to the fact that Jingbian integration project with Hualu Engineering & Technology Co., Ltd is close to final stage, and the Company had lower amount under its purchase contract comparing to the same period last year.

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Buildings and improvements	$15,393	$15,420
Vehicles	333	177
Other equipment and devices	376	396
Total Cost	16,102	15,993

Less: accumulated depreciation	(3,212)	(2,635)

Plant, property and equipment, net	$12,890	$13,358

For the years ended September 30, 2014, 2013 and 2012, depreciation expenses were US$574,719, US$572,383, and US$806,000, respectively.

NOTE 10. INTANGIBLE ASSETS, NET

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Land-use rights	$689	$690
Less: accumulated amortization	(78)	(58)
	$611	$632

Amortization expenses for the years ended September 30, 2014, 2013 and 2012 were US $20,004, US$19,703 and US$19,412 respectively . Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (’000)
September 30, 2015	$20
September 30, 2016	20
September 30, 2017	20
September 30, 2018	20
September 30, 2019	20
Thereafter	511
Total	$611

NOTE 11. ACCOUNTS PAYABLE

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)

Payable to third-party suppliers	$1,867	$1,606
	$1,867	$1,606

The increase was mainly due to purchase of more inventory during the year for the purpose of Jingbian integration project which was engaged with Hualu Engineering & Technology Co., Ltd

NOTE 12. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Advance from third-party customers	$8,365	$9,062
	$8,365	$9,062

Advance from customers balance decreased by $0.7 million, or 8%, compared to the amount of fiscal year 2013, which was primarily due to the Jingbian Project with Hualu Engineering & Technology Co., Ltd. The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according to payment schedules in the sales contracts.

NOTE 13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Accrued employee benefits	$63	$-
Other payables	108	111
Total	$171	$111

NOTE 14. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2014	As of September 30, 2013
	US$(’000)	US$(’000)
Enterprise income tax payable	$493	$494
Individual income tax	540	16
Other taxes payable	240	1,035
Total	$1,273	$1,545

NOTE 15. DIVIDEND PAYABLE

	As of September 30, 2014	As of September 30, 2013
	US$('000)	US$('000)
Dividend due to shareholders	$840	$842
	$840	$842

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 16. RELATED PARTY TRANSACTIONS

1. Sales to related parties:

	For the years ended september 30
	2014	2013	2012
	US$('000)	US$('000)	US$('000)

Xi'an Hu Country Yuxing Agriculture Technology Development Co., Ltd	$-	$191	$-
Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd	$-	$1	$
Total	$-	$192	$-

In August 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”), a company under common control of Mr. Tao Li , entered into an agreement with the Company, pursuant to which the Company is responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. For the year ended September 30, 2011, approximately 30% of the contract amount was recognized as revenue, and the payment was received. For year ended September 30, 2012, there is no further revenue recognized with Yuxing since the rest of the contract is pending to be performed. For the year ended September 30, 2013, approximately 44% of the contract amount was recognized as revenue. During the year ended September 30, 2014, the contract was terminated based on mutual agreement.

There were no related parties’ sales transactions for the year ended September 30, 2014.

2. Office Rental

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman. The Group Company later leased these offices to China Green Agriculture, Inc. (“CGA”) for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with Kingtone Information. On June 29, 2012, Kingtone Information renewed the lease agreement with CGA for the monthly rent of US$3,867(RMB24,480) for a two-year term starting from July 1, 2012. According the new lease agreement, the monthly rent is approximately US$1,600(RMB10,800). On June 29, 2014, the lease was renewed with CGA for the monthly rent of US$3,977(RMB24,480) for a two-year term from from July 1, 2014.

	For the years ended September 30,
	2014	2013	2012
	US$(’000)	US$(’000)	US$(’000)
Total rental income	$47,820	$44,467	$26,001

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

NOTE 17. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 77%, 88.2% and 15.1% of total sales for the years ended September 30, 2014, 2013 and 2012, respectively. The outstanding accounts receivable balance for this customer was 10% and 11.9% of the total accounts receivable balance as of September 30, 2014 and 2013, respectively. There was no accounts receivable from that customer as of September 30, 2012.

Two vendors accounted for over 10% of the total purchases for the years ended September 30, 2014, 2013 and 2012, respectively.

NOTE 18. COMMITMENTS AND CONTINGENCIES

The Company had one VIE as of September 30, 2014. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations and continue consolidation with its VIE.

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

Name	Title				Term

Peng Zhang	Chief Executive Officer	RMB	180,000	$29,246	Till 2019
Li Wu	Chief Financial Officer	RMB	132,000	$21,447	Till 2019
Wei Zhang	Executive President	RMB	120,000	$19,497	Till 2019
Xiang Bu	Manager	RMB	120,000	$19,497	Till 2019
Zhenyu Chen	Manager	RMB	120,000	$19,497	Till 2019

NOTE 19. SHARE-BASED COMPENSATION

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

All options granted under the 2010 Plan have a term of ten years from the option grant date and vest according to the terms and conditions set forth in each grant agreement. On May 14, 2010, the Company granted 180,000 options, to a combination of employees and directors of the Company at an exercise price of US$4.00 on a pre-Reverse Stock Split basis.

Restricted stock granted under the 2010 Plan is subject to a different vesting period. On May 14, 2010, the Company granted 100,000 restricted shares to an officer with 50,000 vested on April 23, 2011 and the remaining 50,000 was scheduled to be vested on April 23, 2012.

Since the officer resigned on May 31, 2011, the remaining 50,000 to be vested on April 23, 2012 were forfeited and also such officer’s unvested options were forfeited in accordance with their terms. In addition, since the two independent directors Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms. The reference of number of restrictive shares is on a pre-Reverse Stock Split basis.

The Company did not grant any equity awards for the year ended September 30, 2014 and 2013.

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

May 14, 2010
Risk-free interest rates	1.63%
Expected term	0 years
Expected volatility	90%
Expected dividend yield	0%
Fair value of underlying ordinary share (per share) (*)	US$3.94

(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were nil,US$2,000 and US$2,000 for the years ended September 30, 2014, 2013 and 2012, respectively.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0,US$0 and US$0 for the years ended September 30, 2014, 2013 and 2012, respectively.

The following table summarizes outstanding options as of September 30, 2014, related weighted average fair value and life information, options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2014	Weighted Average Fair Value	Weighted average Remaining Life (Years)	Number Exercisable as of September 30, 2014	Weighted Average Exercise Price

$40.00	12,334	$18.9	5.62	12,334	$18.9

A summary of option activity under the employee share option plan as of September 30, 2014 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2013	12,334	$40.00	6.62	-
Granted during the year	-	-	-	-
Forfeited during the year		-	-	-
Outstanding as of September 30, 2014	12,334	$40.00	5.62	-

NOTE 20. STATUTORY RESERVES

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

As of September 30, 2014 and 2013, the Company had appropriated nil respectively in its statutory reserves.

NOTE 21. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. The total direct cost related to this transaction amounted $1,496,000, including underwriter fee, attorney fee, audit fee etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to an employee. As of September 30, 2014, there were 1,405,000 ordinary shares issued and outstanding.

Effective November 6, 2012, the Company undertook a combination, or reverse split of the ordinary shares issued by the Company at par value of $0.001 per share such that the Company shall issue one (1) ordinary share (each, "New Share," collectively "New Shares") for every ten (10) ordinary shares held by its members ("Old Shares") (the "Reverse Stock Split"). The par value of each New Share was $0.01, equal to the aggregate of the par value of ten Old Shares combined. The ratio between each American Depositary Share ("ADS") and its underlying ordinary share post-Reverse Stock Split remains the same, namely, one ADR remains to represent one New Share.

NOTE 22. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2014	2013	2012
Numerator used in basic net income per share:
Net loss	$(1,000)	$(5,133,000)	$(8,988,000)
Shares
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,405,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,405,000

Loss per ordinary share- basic and diluted	$(0.00)	$(3.65)	$(6.40)

As of September 30, 2014, the Company had zero restricted shares and 12,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

NOTE 23. SUBSEQUENT EVENTS

Management has considered all events occurring through January 15, 2015, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2014 have been incorporated into the accompanying consolidated and combined financial statements, and those requiring disclosure have been fully disclosed in accordance with FASB ASC Topic 855, “Subsequent Events”.

