Form 20-F
period 2015-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2016-01-20
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2015

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,405,000 Ordinary Shares, including 714,375 Ordinary Shares represented by 714,375 American Depositary Shares outstanding as of September 30, 2015. (The numbers reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

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

In this annual report:

•	References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

•	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share;

•	References to a particular “fiscal” year, such as “fiscal 2015”, are to our fiscal year ended on September 30, of that year

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

3

4

5

6

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

The selected financial data for fiscal years 2015, 2014, 2013, 2012 and 2011 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

	For the Years Ended September 30,
					2011
	2015 Audited Consolidated	2014 Audited Consolidated	2013 Audited Consolidated	2012 Audited Consolidated	Audited Consolidated and Combined
	($ in Thousands, Except per Share Data)
Total revenues	$8,819	$6,186	$11,562	$1,451	$6,337
Cost of sales	5,618	4,222	10,544	1,689	3,408
Gross profit (loss)	3,201	1,964	1,018	(238)	2,929
Operating expenses:
Selling and marketing expenses	153	364	557	685	629
General and administrative expenses	3,355	1,940	2,805	8,278	3,276
Research and development expenses	288	202	249	201	311
Total operating expenses	3,796	2,506	3,611	9,164	4,216
Operating loss	(595)	(542)	(2,593)	(9,402)	(1,287)
Subsidy income			-	237	-
Interest income	29	32	79	117	162
Loss of net investment in sales-type leases	-	-	(1,443)	-	-
Other income (expense), net	1,593	509	(1,176)	60	120
Income (loss) before income tax expense	1,027	(1)	(5,133)	(8,988)	(1,005)
Income tax expenses	-	-	-	-	32
Net income (loss)	1,027	$(1)	$(5,133)	$(8,988)	$(1,037)
Other comprehensive income
Foreign currency translation gain (loss)	(686)	(38)	616	1,194	676
Comprehensive income (loss)	341	$(39)	$(4,517)	$(7,794)	$(361)
Earnings (loss) per share:
Basic and Diluted	0.73	$(0.00)	$(3.65)	$(6.40)	$(0.74)
Weighted average number of ordinary shares outstanding(1)
Basic and Diluted	1,405,000	1,405,000	1,405,000	1,405,000	1,405,000

Note :

(1) The EPS data and the weighted average shares outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated and Combined Balance Sheets Data

	As of September 30,
	2015	2014	2013	2012	2011
	Audited	Audited	Audited	Audited	Audited
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands)
Cash and cash equivalents	2,743	4,166	6,132	6,439	8,749
Total current assets	13,228	19,393	19,591	15,385	20,465
Total assets	25,694	32,894	33,581	29,892	36,519
Advances from customers	392	8,365	9,062	1,528	368
Dividend payable	812	840	842	817	788
Total current liabilities	4,977	12,518	13,168	4,962	3,797
Total shareholders’ equity	20,717	20,376	20,413	24,930	32,722
Total liabilities and shareholders’ equity	25,694	32,894	33,581	29,892	36,519

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

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2015, we faced significant competition from both established and emerging software companies which contributed to the decline in our new transactions and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

1.	other Chinese wireless data communication and exchange software application and service providers, such as Beijing CEICT Technology Co., Ltd., Xi’an Future Technology Information Co., Ltd., Shenzhen Shi Ji An Ruan Technology Co., Ltd. and Cyber Technologies (Suzhou) Co., Ltd.;

2.	other Chinese software developers and IT service providers that may decide to add wireless data communication and exchange programming capability;
3.	telecommunication equipment producers and suppliers; and
4.	multi-national service providers.

Many of our current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors or other vendors could result in the cancellation of orders by customers in anticipation of the introduction of such new products. Smaller competitors can also compete against us in terms of price, and some regional small competitors have a closer relationship with the local government. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. We also expect competition to increase as a result of software industry consolidations, which may lead to the birth of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

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

If we fail to integrate acquired companies efficiently, our earnings, revenue growth and business could be negatively affected.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Mr. Tao Li, our chairman. In addition, we rely on Mr. Peng Zhang, our chief executive officer, and Ms. Li Wu, our chief financial officer. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

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

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continually develop new software applications and related service offerings, enhance our existing software applications and related service offerings and achieve market acceptance of our software applications and service offerings. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

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

Although our solutions primarily rely on our own core technologies, some of our solutions incorporate a small portion of third-party hardware and software solutions. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our customers’ existing systems. If any third party were to discontinue making their solutions available to us or our customers on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly function or interoperate with replacement hardware or software solutions, we may need to incur costs in finding replacement third-party solutions and/or redesigning our solutions to replace or function with third-party solutions. Replacement solutions may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2015, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2015. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2015 and 2014, our five largest customers accounted for 91% and 91% of our total sales, respectively, and our largest customer - Hualu Engineering & Technology Co., Ltd. accounted for approximately 66% of our total sales during this period. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2015 and 2014, our outstanding accounts receivable were $5.1million and $4.8 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 43% and 23% of the total accounts receivable balance as of September 30, 2015 and 2014, respectively. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

We are a holding company. All of our operations are conducted in the PRC and all of our revenues are generated from sales in the PRC.

According to an article published on August 14, 2015, a slew of recent figures have shown that growth in several key sectors has slowed to a crawl in response to contracting world trade. The demand for oil in China, a key measure of activity, fell in tandem with a fall in car sales. Exports tumbled in June by 8.3%. Furthermore, according to an article published by Fortune on January 21, 2015 since recording its last double-digit growth (10.4%) in 2010, the Chinese economy has effectively decelerated 30% in five years. Most of the slowdown occurred in 2011 and 2012 when reported growth was 9.3% and 7.7%, respectively. Wall Street Journal stated on January 19, 2015 that China’s economic growth slowed to 7.4% in 2014, downshifting to a level not seen in a quarter century.

In the next two to three years, China’s growth performance could deteriorate because of the overhang of its real estate bubble, massive manufacturing overcapacity, and the lack of new growth engines. The International Monetary Fund and UBS estimate that the Chinese economy will grow by 6.8% in 2015. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for new construction projects and adversely affect our business.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Kingtone Information is qualified as a “high-technology enterprise” until 2017 and therefore it had benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If Kingtone Information ceases to qualify as a “high-technology enterprise”, or if the refund of the value-added taxes ceases to apply, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations .

If we and/or Topsky were deemed a “resident enterprise” by PRC tax authorities, we and/or Topsky could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. Therefore, if we and/or Topsky Info-tech Holdings Pte Ltd., our wholly owned intermediary subsidiary incorporated in Singapore on November 3, 2009 (“Topsky”), were to be considered a “resident enterprise” by the PRC tax authorities, our and/or Topsky’s global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we and/or Topsky were to generate a substantial amount of income outside of PRC in the future, we and/or Topsky would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders or ADS holders from the transfer of our shares or ADSs may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

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

In addition, under the New EIT Law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us and/or Topsky may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we and/or Topsky is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Topsky, the direct holder of 100% of the equity interests of Xi’an Softech Co., Ltd. (“Softech”), is organized in Singapore. Softech is a wholly foreign-owned enterprise (“WFOE”) in China on November 27, 2009. Under the Notice of the State Administration of Taxation on Delivering the Table of Negotiated Dividends and Interest Rates to Lower Levels of People’s Republic of China, such dividend withholding tax rate is reduced to 5% if a Singapore resident enterprise owns over 25% of the PRC Company distributing the dividends. As Topsky is a Singapore company and owns 100% of Softech, under the aforesaid notice, any dividends that Softech pays to Topsky will be subject to a withholding tax at the rate of 5%, provided that Topsky is not considered to be PRC tax resident enterprises. If, however, Topsky is regarded as a resident enterprise, the dividends payable to Topsky from Softech may be exempt from the PRC income tax, and the dividends payable from Topsky to us will be subject to a 10% PRC withholding tax (unless we are considered to be a PRC tax resident enterprise). Any such taxes could thus materially reduce the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 26.8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2015. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. In August 2015, the PRC Government devalued its currency by approximately 3%, represented the largest yuan depreciation for 20 years. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

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

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with Kingtone Information, our variable interest entity, or VIE, that provide us, through our ownership of Topsky and its ownership of Softech, with effective control over Kingtone Information. We have no direct ownership interest in Kingtone Information. We depend on Kingtone Information to hold and maintain contracts with our customers. Kingtone Information also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor Softech has any ownership interest in Kingtone Information. Although we believe that that each contract under Softech’s contractual arrangements with Kingtone Information is valid, binding and enforceable under current PRC laws and regulations in effect, these contractual arrangements may not be as effective in providing us with control over Kingtone Information as direct ownership of Kingtone Information would be. In addition, Kingtone Information may breach the contractual arrangements. For example, Kingtone Information may decide not to make contractual payments to Softech, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be available or effective, particularly in light of uncertainties in the PRC legal system.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Softech’s contractual arrangements with Kingtone Information. Softech is considered a foreign invested enterprise under PRC law. As a result, Softech is subject to PRC law limitations on its businesses and foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In January 2015, China’s Ministry of Commerce unveiled a draft legislation that could change how the government is regulating corporate structures, especially for VIEs controlled by foreign investments. Instead of looking at “ownership”, the draft law focused on the entities or individuals that hold control of a VIE. If a VIE is deemed to be controlled by foreign investors, it may be barred from operating in restricted sectors or the prohibited sectors listed on a “negative list”, where only companies controlled by Chinese nationals could operate, even if structured as VIEs.

In the event that the draft law is implemented in any form, and that the Company’s business is characterized as one of the “restricted” or “prohibited” sectors, Kingtone Information may be barred from operation which will materially adversely affect our business.

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

The Chinese government does not permit our auditor, or any other independent registered public accounting firm operating in China, to be inspected by the Public Company Accounting Oversight Board. As a result, investors will be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of China have, at times, identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors will be deprived of the benefits of PCAOB inspections.

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

Our ADSs are subject to the SEC’s penny stock rules which may make it difficult for broker-dealers to complete customer transactions and trading activity in our securities.

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

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker-dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities. As a result, the market price of our ADSs  may be depressed, and you may find it more difficult to sell our ADSs.

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

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the value of their ADSs.

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

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On December 19, 2011, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ADSs fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. We have regained compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), as its ADS with its underlying ordinary share has achieved a closing bid price of $1.00 or greater for the 10 consecutive business days from November 6 to November 23, 2012 by implementing a 1-for-10 combination, or reverse split of the ordinary shares effective November 6, 2012. We cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADS. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

Kingtone Information was incorporated in Xi’an, Shaanxi Province, as a company limited by stocks on December 28, 2001. When it was incorporated, it had a registered capital of RMB50 million and its name was Xi’an TechTeam Intelligent Technology Stock Co., Ltd. Kingtone Information increased its registered capital to RMB56,000,000 on June 16, 2008 and changed its name to the current name on November 5, 2003. Kingtone Information is majority-owned by Mr. Tao Li, our chairman.

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

Our agent for service of process in the United States is Vcorp Services LLC with an address at 20 Robert Pitt Drive, Suite 214, Monsey, NY 10952.

B.  BUSINESS OVERVIEW.

We are a China-based developer and provider of mobile enterprise solutions. Mobile enterprise solutions allow company personnel whose work function requires mobility (as opposed to operating from a single work station) to be connected with enterprise information technology, or IT systems, including Enterprise Asset Management (EAM), Enterprise Resource Planning (ERP), Supply Chain Management (SCM), and Customer Relationship Management (CRM). Our software enables such systems to get extended to personnel in the field using wireless devices such as smart phones, PDAs (or Personal Digital Assistant), cameras, barcode scanners, portable printers, GPS devices, and tablet computers. Mobile enterprise solutions also contain custom software applications for specific industries and businesses.

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

According to latest data from China's three mobile operators as quoted by Ministry of Industry and Information Technology on April 19, 2015, China, the world’s largest mobile phone market by subscribers, posted a 0.3 percent monthly increase in the number of mobile subscribers to 1.29 billion from 1.24 billion at February 20, 2014. The number of subscribers reached 1.24 billion in February 2014, up from 1.15 billion at ended of March 2013; it reached 1.15 billon at the end of March 2013, up from 1.11 billion at end of December 2012. The Chinese mobile market recorded the highest annual net additions with 135 million in 2012, up from 134 million in 2011, bringing the total to 1.11 billion. By end of 2017, it is envisaged 1.57 billion mobile subscribers in the country, representing a 114.0% penetration rate, with the growth rate averaging 7.2% between 2013 and 2017. It also forecasted the number of 3G/4G subscribers to increase to 768.7 million in 2017.

As the foundation of the mobile Internet, mobile networks play a crucial role in the development of the entire market. China’s high bandwidth mobile application market has been developing slowly, limited by the mobile bandwidth. However, with the formal commercial application of the 4G service, the download rate of 100Mbps will be provided for users, effectively breaking the bandwidth limitation and laying a foundation for the development of China’s high bandwidth mobile application market. Internet Data Centre (IDC) is optimistic about the development prospect of high bandwidth mobile applications such as mobile videos, mobile music and mobile online games. According to the planning of the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”), the executive bodies of "Broadband China" are the three major telecom operators, with China Telecom and China Unicom undertaking most of the tasks. With the formal commercial application of the 4G service, China Telecom and China Unicom have adjusted their core services and taken the 4G service as new key focus of investment and development. This will affect the investment and operation of the broadband service and have certain effects on the entire development process of “Broadband China”. To cooperate with our telecom partners, we are offering solutions to enable wider forms of mobile computing that take advantage of the 4G bandwidth. We also plan to devote resources to 4G products in anticipation of future government approval and commercial deployment.

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

China's State Council, the cabinet, issued guiding opinions for the orderly and healthy development of IOT, targeting breakthroughs in core technologies, shaping an IOT industry system, and improving the security capability by 2015. Under the guiding opinions, China will form a group of leading companies as well as small and medium-sized firms with creativity and innovation, and establish a complete IOT industrial chain. China promises to offer stronger financial and tax-related support to the IOT industry.

The Chinese government has been gradually increasing its financial support for the development of the IOT. In April 2011, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things.

Information Technology Development in China

The IDC study presents forecasts and analysis for the China IT services market for the period 2012-2016."China's focus on economic development could promote strong development in tertiary industries, especially the services industry. Technology development is an important focus in the economy. China's economic transformation leads to a strong need for IT services. In 2011, the IT services market in China totaled US$14,649.0 million, representing a year-on-year growth of 20.3% in U.S. dollar terms. Based on IDC's forecast, this market will reach US$28.6 billion, with a 2011–2016 CAGR of 14.4%," says Ting Yang, research manager, Services, IDC China, "3rd Platform technologies and vertical industry transformation have become the triggers to drive new IT service opportunities in the market, especially project-oriented services. With the enterprise IT environment becoming more virtualized and complex, there is a growing willingness to maximize the ROI of IT investment".

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

Our Strengths

We believe the following strengths differentiate us from our competitors:

Proprietary suite of mobile enterprise solutions offerings

We are among the first of Chinese companies to focus predominantly on developing mobile enterprise solutions. Since we began our operations in 2001, we have completed many successful client installations (approximately 160) and have accumulated special knowledge and expertise that has directly resulted in the creation and development of our proprietary adaptable middleware platform, and an array of software applications. A client installation is considered “successful” when we have developed the solutions/systems according to the customer’s contractual specifications and have otherwise fulfilled all other material terms set forth in the sales contract, including installing, configuring and making the solutions/systems operational within the specified time periods. Additionally, to be considered “successful”, a customer must have test run the solutions/systems and indicated its satisfaction by signing the acceptance letter.

We believe our mobile enterprise software is superior in breadth of application. Our middleware platform and software applications can be selectively packaged to create tailored solutions that can be installed on both new systems and existing frameworks.

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2015, we had 41 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

Industry knowledge

We work closely with our customers to build upon our understanding of our customers’ operational processes and requirements. Our sales teams coordinate closely with our development teams to reflect those requirements in our solutions. As a result, our mobile enterprise solutions fit smoothly into our customers’ operations. In addition, our presence in the mobile enterprise solution market since its inception provides us with domain knowledge which we use to help position ourselves for future growth. We continually receive feedbacks from this evolving market and are able to anticipate emerging sectors and future product requirements.

Good track record

Virtually all businesses and public service operations have the potential to experience efficiencies and new functionalities with mobile enterprise solutions. We have successfully completed projects for clients, such as the Central Government Security Bureau and Beijing Emergency Response Center, from many verticals. These serve as high-profile case studies and enhance our reputation in the marketplace and, thus, provide a key endorsement for the quality and stability of our product offerings. Moreover, by having our main corporate office in Xi’an, China, we benefit from the continued surge in IT investment by the Western provinces.

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2015, we completed a total of nineteen customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications as customers contract with the telecom carrier with us providing our solutions to the customer and receiving our remuneration from the telecom carrier.

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

Invest more in research and development to create more successful software products

To keep our competitive edge, we launched a new research and development program to keep abreast of the latest developments in wireless standards and information management technologies, and to anticipate future customer needs. We also plan to invest in developing new applications for anticipated high-growth, vertical industry markets.

Pursue strategic acquisition opportunities

We will from time to time consider acquisitions or alliances that enable us to acquire talented and experienced software development personnel, enhance our technological capabilities and competitive advantages or provide licensing or recurring revenue opportunities, and propel our expansion.

Our Products and Solutions

We use various combinations of our existing middleware software modules, together with custom application software that we develop, to create a complete mobile enterprise software solution. For some customers, we provide the mobile enterprise software solution only. For other customers, we provide a complete wireless system solution, including mobile enterprise software and all hardware (our own plus third party hardware such as servers or wireless devices).

An example of our mobile enterprise software products is an insurance industry application that we developed with China Mobile. Our mobile enterprise software for this application enables an insurance company’s field personnel to receive their dispatch information and proceed accident reporting and claim processing while in the field. Form data is inputted electronically and high-resolution photos can be collected and filed over wireless connection, from the accident site. For this application, we provide the software only, while China Mobile provides hardware and the network services.

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

An example of our complete wireless systems (software and hardware) is a mobile video surveillance system that we developed for the Beijing Emergency Response Center. Using servers and cameras combined with our mobile enterprise software, we provided a complete wireless system that enables the Beijing Emergency Response Center to collect and monitor video from its patrol cars. This system improved the speed and quality of the emergency response by enabling supervisors to approach an emergency situation in a faster and more thorough way.

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

Software Applications

We have developed two types of software applications that can be selectively overlaid with middleware to complete a packaged solution, namely, Information and Communication-Technology Converged, or ICT-converged, and Vertical Industry Applications.

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

In the terminal-end, we have information security, Radio Frequency Identification Devices (RFID), location-based service, steam media, information exchange, and management and configuration applications. The information security application encrypts or decrypts the information to ensure sensitive or classified information of our vertical industry customers can be transmitted over the public wireless telecommunication network securely. Installed with our RFID application and appropriate chips, a mobile phone can be turned into a RFID reader and writer for faster information input in certain vertical industry customers, such as the police and administration of industry and commerce. Our location-based service application enables a mobile phone to receive information relevant to its location. This application can greatly improve the operating efficiency of the mobile workforce of some of our vertical industry customers’ by pushing timely information to them. Our steam media application turns a mobile phone into a moveable video monitor and collector to facilitate decision-making by delivering live pictures anywhere anytime to the decision-maker. The information exchange application automatically synchronizes information in the mobile phone and in the back-end database.

Our Hardware Products

Portable Video Server. Our portable video server for vehicles or individuals can be integrated into the overall solution or purchased separately to add live mobile video surveillance or transmission functions to our customers’ existing systems.

We design the server, including the breadboard, the layout of internal structures, the specifications of the electronic components, and the I/O specifications. We currently outsource the production of our hardware to third-party manufacturers. We program the embedded software and write the software into the portable video servers. We also program the software loaded on our customers’ central servers to work with our portable video servers. By using our portable video server solution, our customers enjoy higher quality video and experience better transmission compared to the generic webcam solutions available elsewhere in the marketplace. Many industries and applications require this superior quality.

Tailoring Our Solutions

The engineers in our internal solution implementation department develop the tailored mobile enterprise solution according to our customer’s requirements. The tailored solution includes our core middleware platform and a selected combination of our software applications, and sometimes hardware we develop ourselves or outsource to third-party vendors. The tailored solution is delivered as a turn-key package.

Research and Development

As of September 30, 2015, we had 41 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 14 professionals out of the total 41 engineers in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2015, we had 22 engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2015, we had 14 engineers out of the aforementioned 22 engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had 15 professionals in sales and marketing as of September 30, 2015.

To date, we have sold our mobile enterprise solutions to customers in 27 provinces, municipalities and autonomous regions in the PRC. In addition to those in Xi’an and Beijing, we have local sales teams that maintain close contact with our business partners and customers. We ensure that most of our sales and marketing professionals also have a technical background to make them competent for specialized IT sales, such as mobile enterprise solutions. Our sales and marketing professionals are organized into two teams: (i) Vertical Industry Application. and (ii) Automation Telematics.

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

Major Customers

On September 15, 2012, we entered into a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("JinbianIndustrial Park"). Hualu, a state-owned enterprise in China, is dedicated to all round engineering construction services. Pursuant to the agreement, we shall provide engineering services to Hualu's coal chemical factory in JingbianIndustrial Park. The services performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It contributed RMB 50 million, or approximately $8.1 million revenue to the Company as of December 31, 2014, when the contract expired.

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

Our main competitors in the wireless application market in China are:

1.	International IT consulting and service providers that have a strong foothold in customized enterprise software and information system design and implementation, such as Syclo and Accenture;
2.	International mobile enterprise software and solution providers that have a significant presence in China, such as Sybase and CDC Software; and
3.	Domestic mobile enterprise solution developers, such as Beijing Silu Innovation Technology Co., Ltd., a mobile application provider that focuses solely on environmental protection areas, and Cyber Technologies (Suzhou) Co., Ltd., a wireless application software and IT service provider that focuses solely on public securities areas.

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

We also have been granted a utility model patent (application number: 200820228566.X) on December 9, 2009. The name of this utility model invention is “Multi-business Data Collection Equipment”.

The third patent is “multilink wireless mobile industrial management and control integrated data transmission system” with the application number 200810150072.9 that was granted to us on March 30, 2011.

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007
RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007
Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008
Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008
Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008
Wireless police affairs system V1.0	2009SR04756	November 10, 2009
Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010
Third-grade unattended platform system V1.0	2014SR149914	May 1, 2011
Wireless police system V2.0	2014SR149829	June 1, 2012
Wireless emergency system based on Windows Phone 8 system	2014SR149864	July 20, 2014
Mobile monitor terminals software iOS version V1.0	2015SR038094	October 31, 2014

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period

KingTone	4392291	42*	July 28, 2008 to July 27, 2018
KingTone	4392292	38*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020
Kingtone	4392292	38*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020
“KINGTONE INFORMATION”	7402925	41*	July 7, 2011 to July 6, 2021
联合信息	7402911	35*	January 7, 2011 to January 6, 2021
联合信息	7402912	37*	June 4, 2011 to June 3, 2021

	7402901	9*	December 21, 2010 to December 20, 2020
	7402916	45*	October 21, 2010 to October 20, 2020
	7402917	35*	October 28, 2010 to October 27, 2020
	7402918	37*	October 21, 2010 to October 20, 2020
	7402919	42*	January 28, 2011 to January 27, 2021
	7402920	38*	October 21, 2010 to October 20, 2020
	7402915	41*	January 28, 2011 to January 27, 2021

翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
翼讯	7703615	42*	August 21, 2011 to August 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703627	38*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	41*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021
联合信息	7402914	9*	October 14, 2011 to October 13, 2021
联合信息	7402912	37*	February 14, 2012 to February 13, 2022
Konelive	9042353	9*	January 21, 2012 to January 20, 2022
Konelive	9042455	35*	January 21, 2012 to January 20, 2022
Konelive	9042539	37*	January 21, 2012 to January 20, 2022
Konelive	9042598	38*	January 21, 2012 to January 20, 2022
Konelive	9042675	41*	January 21, 2012 to January 20, 2022
Konelive	9042605	42*	January 21, 2012 to January 20, 2022
Konelive Superlive	9042643 9046346	45* 9*	January 21, 2012 to January 20, 2022
Superlive	9046385	35*	January 21, 2012 to January 20, 2022
Superlive	9046404	37*	January 21, 2012 to January 20, 2022
Superlive	9046433	38*	January 21, 2012 to January 20, 2022
Superlive	9046471	41*	April 7, 2012 to April 6, 2022
Superlive	9046666	42*	July 14, 2012 to July 3, 2022
Superlive	9046733	45*	February 14, 2012 to February 13, 2022

*	See below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
翼讯	7703616	38*	September 17, 2009	October 21, 2009
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011

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

Business Certificates and Qualifications

We have obtained all necessary regulatory certifications to conduct our business in the PRC, including without limitation, the following: Software Enterprise Recognition Certificate, Computer Information System Integration Qualification Certificate, Construction Enterprise Qualification Certificate, and Security Technology & Protection Enterprise Certificate. We have also been properly certified as a high-tech enterprise and met the ISO 9001:2000 qualification management system.

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

Contractual Arrangements with Kingtone Information and Its Respective Shareholders

Our relationship with Kingtone Information and each of its respective shareholders is governed by a series of contractual arrangements. Some of the businesses in which Kingtone Information is engaged deal with classified government information in China. The current PRC laws and regulations do not allow companies with foreign equity holders to carry out such business activities. If we had a direct or indirect ownership in Kingtone Information, it could materially and adversely affect Kingtone Information’s ability to perform existing contracts and to win future contracts. Therefore, Softech and Kingtone Information entered into a series of contractual arrangements that allow us to effectively control Kingtone Information without violating relevant PRC laws and regulations. Under PRC laws, each of Softech and Kingtone Information is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Softech and Kingtone Information, as applicable, Kingtone Information transfers any and all net profits generated from its operations to Softech. Effective December 15, 2009, Softech entered into several control agreements with Kingtone Information, which agreements are summarized below. The terms of such control agreements reflect that Softech obtained effective control over Kingtone Information and has the ability to receive substantially all of the economic benefits of Kingtone Information.

Entrusted Management Agreement

Pursuant to the terms of the Entrusted Management Agreement dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the “Entrusted Management Agreement”), Kingtone Information and its shareholders agreed to entrust the operations and management of its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information's cash flows through an entrusted bank account, is entitled to Kingtone Information's net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”). We anticipate that Kingtone Information will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Softech.

Exclusive Technology Service Agreement

Pursuant to the terms of the Exclusive Technology Service Agreement dated December 15, 2009 between Kingtone Information and Softech (“the Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agreed to pay Softech all fees payable for technologies services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agreed that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement, (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of the Shareholders’ Voting Proxy Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appointed Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agreed that it shall maintain a board of directors composed of the members of the board of directors of Kingtone Wireless, except for those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement shall remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

Exclusive Option Agreement

Pursuant to the terms of the Exclusive Option Agreement dated December 15, 2009 among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, the current PRC law and regulations do not allow foreigners to hold equity interests in a PRC entity that engages in business dealings with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or in 30 days following a written notice from Softech.

Equity Pledge Agreement

Pursuant to the terms of the Equity Pledge Agreement dated December 15, 2009 among Softech and the shareholders of Kingtone Information (the “Pledge Agreement”), the shareholders of Kingtone Information pledged all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of Softech's rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Service Agreement, the Shareholders’ Voting Proxy Agreement and the Exclusive Option Agreement. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Softech's prior written consent. The Pledge Agreement may be terminated only upon the written agreement from the parties.

D.  PROPERTY AND EQUIPMENT

We operate out of the office located at 3/F, Borough A, Block A, No. 181 South Taibai Road in Xi’an. We own our office space, which covers a floor space of 3,022.94 square meters.

Our Beijing branch office is located at Room 2208 and 2209 at Building 16, An Hui Dong Li, Chaoyang District, Beijing.  It covers a floor space of 184.81 square meters. Our chairman Mr. Tao Li owns this space. We pay no consideration for the use of this office.

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. We have paid the entire purchase price and obtained both the property ownership certificate and land use right certificate from the provincial government. We have finished the interior design phase of refurbishing the Kingtone Center. On October 28, 2013, the Company signed a lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till February 28, 2033. The rent will have an incremental 2 percent increase year over year during the next following years.

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

Results of operations for the fiscal year ended September 30, 2015 compared to the fiscal year ended September 30, 2014.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2015		2014		Change
	($ in Thousands, Except per Share Data)
Revenue	$8,819	100.0%	$6,186	100.0%	42.6%
Cost of sales	5,618	63.7%	4,222	68.3%	33.1%
Gross profit	3,201	36.3%	1,964	31.7%	63.0%
Operating expenses
Selling and marketing expenses	153	1.7%	364	5.9%	(58.0)%
General and administrative expenses	3,355	38.0%	1,940	31.4%	72.9%
Research and development expenses	288	3.3%	202	3.3%	42.6%
Total operating expenses	3,796	43.0%	2,506	40.5%	51.5%
Loss from operations	(595)	(6.7)%	(542)	(8.8)%	9.8%
Other income (expense)
Loss of net investment in sales-type leases	-	-	-	-	%
Interest income	29	0.3%	32	0.5%	(9.4)%
Other income (expense), net	1,593	18.1%	509	8.2%	213.0%
Total other income (expense), net	1,622	18.4%	541	8.7%	199.8%
Income (loss) before income tax expenses	1,027	11.6%	(1)	(0.02)%	(102,800)%
Net income (loss)	$1,027	11.6%	$(1)	(0.02)%	(102,800)%

Other comprehensive income
Foreign currency translation loss	(864)	(7.8)%	(38)	(0.6)%	1,705.3%
Comprehensive Income ( loss)	$341	3.9%	$(39)	(0.6)%	(974.4)%
Earnings (loss) per ordinary share:
Basic and Diluted	$0.73		$(0.00)		0%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2015		2014		Changes
	($ in Thousands)
Revenue
Software	$136	1.5%	$187	3.0%	(27.3)%
Wireless system solutions	8,683	98.5%	5,999	97.0%	44.7%
Total Revenue	8,819	100.0%	6,186	100.0%	42.6%
Cost of Sales
Software	61	1.1%	103	2.5%	(40.8)%
Wireless system solutions	5,557	98.9%	4,119	97.5%	34.9%
Total Cost of Sales	5,618	100.0%	4,222	100.0%	33.1%
Gross Profit
Software	75	2.3%	84	4.3%	(10.7)%
Wireless system solutions	3,126	97.7%	1,880	95.7%	66.3%
Total Gross Profit	3,201	100.0%	1,964	100.0%	63.0%
Gross Margin
Software		55.1%		44.9%
Wireless system solutions		36.0%		31.3%
Blended Gross Margin		36.3%		31.7%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2015, although we experienced a significant contraction in our software solution business and our wireless system solution business, we recognized a large amount of revenue from Jingbian Project which was completed by the end of 2014. Thereafter our revenue increased by 42.6% to approximately $8.8 million in the year ended September 30, 2015 from approximately $6.2 million in the year ended September 30, 2014.

Our revenue from software solution sales decreased by 27.3% to approximately $0.14 million in the year ended September 30, 2015 from approximately $0.19 million in the year ended September 30, 2014. As a percentage of total revenue, software solution sales decreased from 3.0% to 1.5%.

Our revenue from wireless system solution sales increased by 44.7% to approximately $8.7 million in the year ended September 30, 2015 from approximately $6.0 million in the year ended September 30, 2014. As a percentage of total revenue, wireless system solution revenue increased from 97.0% to 98.5% of our total revenue.

Cost of Sales

Our cost of sales increased by 33.1% to approximately $5.6 million in the year ended September 30, 2015 from approximately $4.2 million in the year ended September 30, 2014. The increase in cost of sales was primarily attributable to the increase in revenue from wireless system solution. As a percentage of our total revenues, our cost of sales decreased to 63.7% of revenues in the year ended September 30, 2015 from 68.3% of our total revenues in the year ended September 30, 2014, which is partially attributable to the fact that the projects the Company had worked with old clients and therefore made our work more efficient.

Cost of sales for software decreased by 40.8% to approximately $0.06 million in the year ended September 30, 2015 from approximately $0.1 million in the year ended September 30, 2014, representing 1.1% and 2.5% of our total cost of sales and 44.9% and 55.1% of our software revenue in the fiscal years ended September 30, 2015 and 2014, respectively. Cost of sales for wireless system solutions increased by 34.9% to approximately $5.6 million in the year ended September 30, 2015 from approximately $4.1 million in the year ended September 30, 2014, representing 98.9% and 97.5% of total cost of sales and 64.0% and 68.7% of wireless system solution revenues in the fiscal years ended September 2015 and 2014, respectively.

Gross Profit and Gross Margin

Our total gross profit increased by 63.0% to approximately $3.2 million gross profit in the year ended September 30, 2015 from approximately $2.0 million loss in the year ended September 30, 2014. Our total gross margin was 36.3% and 31.7% in the years ended September 30, 2015 and 2014 of total revenue, respectively. This increase of gross profit and gross margin was primarily due to the increase in industry profit and profit margin and revenue from Jingbian integration project that was partially recognized in the last fiscal year as of September 30, 2015.

Our gross profit for software solution sales decreased by 10.7% to approximately $75,000 in the year ended September 30, 2015 from approximately $84,000 in the year ended September 30, 2014. Our gross margin for software solutions sales increased to 55.1% in the year ended September 30, 2015 from 44.9% in the year ended September 30, 2014. This increase of gross margin was primarily due to the increase of system maintenance contract with less R&D expense. Our gross profit for wireless system solution sales increased by 66.3% to approximately $3.1 million in the year ended September 30, 2015 from approximately $1.9 million in the year ended September 30, 2014. Our gross margin for wireless system solution sales increased to 36.0% in the year ended September 30, 2015 from 31.3% in the year ended September 30, 2014, which is partially attributable to the higher margin of some of the wireless projects. The increase in gross margins in both of our business sections above was due to the fact we had higher gross margin projects and smaller up-front investments with old customers comparing to the last fiscal year.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 58.0% to approximately $0.2 million in fiscal year 2015 from approximately $0.4 million in fiscal year 2014, and represented 1.7% and 5.9% of our revenue for the years ended September 30, 2015 and 2014, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market. The lower demand for software solutions products is caused by the fact that most of our clients in our business sectors are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, fewer clients in such nature were inclined to buy value-added software solutions.

General and Administrative Expenses

Our general and administrative expenses increased by 72.9% to approximately $3.4 million in fiscal year 2015 from approximately $1.9 million in fiscal year 2014, and represented 38.0% and 31.4% of our revenue for the years ended September 30, 2015 and 2014, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant increase in general and administrative expenses was mainly due to the increased bad debt expense. Bad debt expenses increased due to the write-off of certain receivables, which are more than three years old and are evaluated by management to be non-collectable because the customers are unable to pay due to their poor operations.

Research and Development Expenses

Our research and development expenses increased by 42.6% to approximately $0.3 million in fiscal year 2015 from approximately $0.2 million in fiscal year 2014, and represented 3.3% and 3.3% of our revenue for the years ended September 30, 2015 and 2014, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities relating to our research and development center. The increase in research and development expenses was mainly due to the increased labor cost of R&D staffs that the Company invested for industrial competition.

Loss From Operations

We incurred a loss of $0.6 million in the year ended September 30, 2015, a 9.8% increase in such a loss from approximately loss of $0.5 million in the year ended September 30, 2014. The increase in loss from operations was mainly due to significantly higher general and administrative expenses.

Other Income (Expense)

Our other income increased by 199.8% to approximately $1.6 million in fiscal year 2015 from approximately $0.5 million in fiscal year 2014, and represented 18.4% and 8.2% of our revenue for the years ended September 30, 2015 and 2014, respectively. The increase in our other income was largely due to our rental income. In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. On October 28, 2013, the Company signed a lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”) with rental period from July 1, 2014 to February 28, 2033. According to the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till February 28, 2033. The rent will have an incremental 2 percent increase year over year during the next following years. We had approximately $1.2 million rental income from Zhongde for the year ended September 30, 2015.

Net Income (Loss)

We incurred a net income of $1.0 million in the year ended September 30, 2015 as compared to net loss of approximately $1,000 in the year ended September 30, 2014. Basic and diluted loss per share was $0.73 in the year ended September 30, 2015, compared to loss per share $0 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2015 and 2014, respectively.

Results of operations for the fiscal year ended September 30, 2014 compared to the fiscal year ended September 30, 2013.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2014		2013		Change
	($ in Thousands, Except per Share Data)
Revenue	$6,186	100.0%	$11,562	100.0%	(46.5)%
Cost of sales	4,222	68.3%	10,544	91.2%	(60.0)%
Gross profit	1,964	31.7%	1,018	8.8%	92.9%
Operating expenses
Selling and marketing expenses	364	5.9%	557	4.8%	(34.6)%
General and administrative expenses	1,940	31.4%	2,805	24.3%	(30.8)%
Research and development expenses	202	3.3%	249	2.2%	(18.9%)
Total operating expenses	2,506	40.5%	3,611	31.2%	(30.6)%
Loss from operations	(542)	(8.8)%	(2,593)	(22.4)%	(79.1)%
Other income (expense)
Loss of net investment in sales-type leases	-	-	(1,443)	(12.5)	100%
Interest income	32	0.5%	79	0.7%	(59.5)%
Other income (expense), net	509	8.2%	(1,176)	(10.2)%	(143.3)%
Total other income (expense), net	541	8.7%	(2,540)	(22.0)%	(121.3)%
Loss before income tax expenses	(1)	(0.02)%	(5,133)	(44.4)%	(99.9)%
Net loss	$(1)	(0.02)%	$(5,133)	(44.4)%	(99.9)%

Other comprehensive income
Foreign currency translation gain (loss)	(38)	(0.6)%	616	5.3%	(106.0)%
Comprehensive loss	$(39)	(0.6)%	$(4,517)	(39.1)%	(99.1)%
Loss per ordinary share:
Basic and Diluted	$(0.00)		$(3.65)		0%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2014		2013		Changes
	($ in Thousands)
Revenue
Software	$187	3.0%	$291	2.5%	(35.7)%
Wireless system solutions	5,999	97.0%	11,271	97.5%	(46.8)%
Total Revenue	6,186	100.0%	11,562	100.0%	(46.5%)
Cost of Sales
Software	103	2.5%	568	5.4%	(81.9)%
Wireless system solutions	4,119	97.5%	9,976	94.6%	(58.7%)
Total Cost of Sales	4,222	100.0%	10,544	100.0%	(60.0%)
Gross Profit
Software	84	4.3%	(277)	(27.2)%	(69.7)%
Wireless system solutions	1,880	95.7%	1,295	127.2%	45.2%
Total Gross Profit	1,964	100.0%	1,018	100.0%	92.9%
Gross Margin
Software		44.9%		(95.2)%
Wireless system solutions		31.3%		11.5%
Blended Gross Margin		31.7%		8.8%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2014, we experienced a significant contraction in our software solution business and our wireless system solution business. Thereafter, our revenue decreased by 46.5% to approximately $6.2 million in the year ended September 30, 2014 from approximately $11.6 million in the year ended September 30, 2013.

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

Cost of Sales

Our cost of sales decreased by 60.0% to approximately $4.2 million in the year ended September 30, 2014 from approximately $10.5 million in the year ended September 30, 2013. The decrease in cost of sales was primarily attributable to the decrease in revenue from both of our business sections. As a percentage of our total revenues, our cost of sales decreased to 68.3% of revenues in the year ended September 30, 2014 from 91.2% of our total revenues in the year ended September 30, 2013, which is partially attributable to the fact that the projects the Company had worked on were with old clients and therefore made our work more efficient.

Cost of sales for software decreased by 81.9% to approximately $0.1 million in the year ended September 30, 2014 from approximately $0.5 million in the year ended September 30, 2013, representing 2.5% and 5.4% of our total cost of sales and 55.1% and 195.2% of our software revenue in the fiscal years ended September 30, 2014 and 2013, respectively. Cost of sales for wireless system solutions decreased by 58.7% to approximately $4.1 million in the year ended September 30, 2014 from approximately $10.0 million in the year ended September 30, 2013, representing 97.5% and 94.6% of total cost of sales and 68.7% and 88.5% of wireless system solution revenues in the fiscal years ended September 2014 and 2013, respectively. The decreased percentage of cost of sales in our both business sections from September 30, 2013 to September 30, 2014 was mainly due to the decrease in revenue.

Gross Profit and Gross Margin

Our total gross profit increased by 92.9% to approximately $1.96 million gross profit in the year ended September 30, 2014 from approximately $1.02 million loss in the year ended September 30, 2013. Our total gross margin was 31.7% and 8.8% in the years ended September 30, 2014 and 2013 of total revenue, respectively. This increase of gross profit and gross margin was primarily due to the increase in industry profit and profit margin and revenue from Jingbian integration project that was partially recognized in the last fiscal year ended September 30, 2014.

Our gross profit for software solution sales increased by 69.7% to approximately $0.08 million in the year ended September 30, 2014 from approximately $0.3 million loss in the year ended September 30, 2013. Our gross margin for software solutions sales increased to 44.9% in the year ended September 30, 2014 from negative 95.2% in the year ended September 30, 2013. Our gross profit for wireless system solution sales increased by 45.2% to approximately $1.9 million in the year ended September 30, 2014 from approximately $1.3 million in the year ended September 30, 2013. Our gross margin for wireless system solution sales increased to 31.3% in the year ended September 30, 2014 from 11.5% in the year ended September 30, 2013, which is partially attributable to the higher margin of some of the wireless projects. The increase in gross margins in both of our business sections above was due to the fact we had higher gross margin projects and smaller up-front investments with old customers comparing to the last fiscal year.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 34.6% to approximately $0.4 million in fiscal year 2014 from approximately $0.6 million in fiscal year 2013, and represented 5.9% and 4.8% of our revenue for the years ended September 30, 2014 and 2013, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market. The lower demand for software solutions products is caused by the fact that most of our clients in our business sectors are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, fewer clients in such nature were inclined to buy value-added software solutions.

General and Administrative Expenses

Our general and administrative expenses decreased by 30.8% to approximately $1.9 million in fiscal year 2014 from approximately $2.8 million in fiscal year 2013, and represented 31.4% and 24.3% of our revenue for the years ended September 30, 2014 and 2013, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decreased bad debt expense and labor cost.

Research and Development Expenses

Our research and development expenses decreased by 18.9% to approximately $0.20 million in fiscal year 2014 from approximately $0.25 million in fiscal year 2013, and represented 3.3% and 2.2% of our revenue for the years ended September 30, 2014 and 2013, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities relating to our research and development center. The decrease in research and development expenses was mainly due to the reduction of the number of R&D staffs.

Loss From Operations

We incurred a loss of $0.5 million in the year ended September 30, 2014, a 79.1% decrease in such a loss from approximately loss of $2.6 million in the year ended September 30, 2013. The decrease in loss from operations was mainly due to significantly higher gross profit from wireless system solutions business compounded by decreased operating expenses.

Other Income (Expense)

Our other income increased by 143.3% to approximately $0.5 million in fiscal year 2014 from approximately $1.2 million of other expense in fiscal year 2013, and represented 8.2% and 10.2% of our revenue for the years ended September 30, 2014 and 2013, respectively. The increase in our other income was largely due to our rental income. In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. On October 28, 2013, the Company signed a lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According to the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till February 28, 2033. The rent will have an incremental 2 percent increase year over year during the next following years.

As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, Topsky and Kingtone Information entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to have Topsky borrow US$3 million to cover overseas expenses and take RMB27.9 million, or US$4.2 million from Kingtone Information as a guarantee. The offset amount US$1.2 million was presented as long-term other receivables in the anticipation that the agreement would be settled in two years. The loan matured on July 21, 2013 and the long-term receivable was non-collectable.  As a result, we have written off the balance of the long-term receivable and charged to other expense for the year ended September 30, 2013.

Net Loss

We incurred a net loss of $1,000 in the year ended September 30, 2014 as compared to net loss of approximately $5.1 million in the year ended September 30, 2013, representing a decrease of 99.9%. Basic and diluted loss per share was $0 in the year ended September 30, 2014, compared to loss per share $3.65 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2014 and 2013, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2015, we had a working capital of approximately $4.2 million, including cash of approximately $2.7 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2015	2014	2013
	($ in Thousands)
Net cash provided by (used in) operating activities	$2,366	$258	$(391)
Net cash provided by (used in) investing activities	1	(137)	7
Net cash provided by (used in) financing activities	(3,714)	(2,077)	(14)
Effect of exchange rate fluctuation on cash and cash equivalents	(76)	(9)	91
Net decrease in cash and cash equivalents	(1,423)	(1,965)	(307)
Cash and cash equivalents, beginning of year	4,166	6,132	6,439
Cash and cash equivalents, end of year	2,743	4,166	6,132

Operating Activities

Net cash provided by operating activities was approximately $2.3 million for the year ended September 30, 2015 as compared to $0.3 million net cash provided by operating activities the year ended September 30, 2014. During 2015, the Company had a net income of $1.0 million, depreciation and amortization of $0.6 million. In addition, inventory decreased by $2 million and unbilled revenue decreased by $5 million as a result of most of projects in final stage of completion and the Company hasn’t signed any new projects. This was partially offset by a decrease in advances from customers of $7.9 million.

Investing Activities

Net cash provided by investing activities for the year ended September 30, 2015 was approximately $1,000 as compared to net cash used in investing activities of approximately $137,000 for the year ended September 30, 2014. The cash provided by investing activities in 2015 was mainly due to proceed from disposal of office equipment. The cash used in investing activities in 2014 was mainly due to purchasing certain property and equipment.

Financing Activities

Net cash used in financing activities during the fiscal year of 2015 was approximately $3.7 million as compared to $2.1 million net cash used in financing activities for the fiscal year of 2014. The increase is due to the loan to related parties.

  As a result of the total cash activities, our net cash decreased to approximately $1.4 million from September 30, 2014 to September 30, 2015 and to approximately $2.0 million from September 30, 2013 to September 30, 2014.

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

Contractual Obligations

As of September 30, 2015, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.7 million loss, $0.04 million loss and $0.6 million gain for years ended September 30, 2015, 2014 and 2013, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2015, 2014 and 2013 at RMB 6.3638, RMB 6.1547 and RMB 6.1439 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2015, 2014 and 2013 were RMB 6.1648, RMB 6.1425 and RMB 6.2363 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, Chinese consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased by 2.6% from January to December 2012. In 2013, the average consumer price index increase rate was 2.6%. In 2014, the average consumer price index increased rate was 2.0%. In 2015, the average consumer price index increased rate was 1.5%. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

Revenue recognition

Revenues consist primarily of sales of wireless system solutions and software solutions contracts. We recognize revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonably assured, (3) the fee is fixed or determinable, and (4) collectability is probable.

Revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements. Software updates are evaluated on a case-by-case basis to determine whether they meet the definition of an upgrade, which may require revenue to be deferred and recognized when the upgrade is delivered. If it is determined that implied post-contract customer support (“PCS”) is being provided, revenue from the arrangement is deferred and recognized over the implied PCS term. If updates are determined to not meet the definition of an upgrade, revenue is generally recognized as products are shipped or made available. Company enters into arrangements that can include various combinations of software, services, and hardware. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence, and (iii) best estimate of selling price (“ESP”). For software elements, we follow the industry specific software guidance which only allows for the use of VSOE in establishing fair value. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace. ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. Our process for determining ESPs requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

If an arrangement contains multiple elements and does not qualify for separate accounting for the product and service transactions, then new software licenses revenues and/or hardware systems products revenues, including the costs of hardware systems products, are generally recognized together with the services based on contract accounting using either the percentage-of-completion or completed-contract method.  The percentage-of-completion method should be used when we have the ability to make reasonably dependable estimates of total contract revenues, total contract costs and the extent of progress toward completion of the contract. If a contract is accounted for using the percentage-of-completion method, costs are recognized in proportion to the amount of revenue recognized, such that a constant gross margin percentage is recognized during the life of the contract. We apply the percentage-of-completion method of contract accounting and utilize labor hours to measures progress toward completion of the installation effort. If reliable estimates of the extent of progress toward completion of a contract, contract revenues or contract costs cannot be made, the completed-contract method of contract accounting should be used. If the completed-contract method of accounting is used, costs are accumulated on the balance sheet and recognized when the contact is complete and the associated revenue recognized.

Contract accounting is applied to any bundled software, hardware systems and services arrangements that include milestones or customer specific acceptance criteria that may affect collection of the software or hardware systems product fees. For the purposes of revenue classification of the elements that are accounted for as a single unit of accounting, we allocate revenues to software or hardware systems product or services based on a rational and consistent methodology utilizing our best estimate of the relative selling price of such elements.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, we follow ASC No. 605-35. We will recognize revenues associated with unapproved change orders or claims to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided in their entirety in the period that they become known, without regard to the percentage-of-completion. However, we have not experienced significant unapproved change orders in the past.

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

We present all sales revenue net of a value-added tax (“VAT”).

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

The Company records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, "Equity based payment to non-employees”. For the awards granted to non-employees, the Company will record compensation expenses equal to the fair value of the share at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

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

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2015 and 2014, respectively.

Recently Issued Accounting Standards

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

In January 2015, the FASB issued Accounting Standards Update No. 2015-01, Income Statement – Extraordinary and Unusual items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (ASU 2015-01).  The amendment eliminates from U.S. GAAP the concept of extraordinary items.  This guidance is effective for the Company in the first quarter of fiscal 2017. Early adoption is permitted and allows the Company to apply the amendment prospectively or retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February, 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This amendment provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015-02 is effective for periods beginning December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements. Early adoption is permitted.

In August, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment defers the effective date of ASU No. 2014-09 for all entities for one year. The guidance in ASU 2014-09 will now apply to public business entities, certain not-for-profit entities, and certain employee benefit plans from annual reporting periods beginning December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods after December 31, 2016, including interim reporting periods with that reporting period.

In September, 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination, during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in the Update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.  In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of ASU 2015-016 is not expected to have a material effect on the Company’s consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2015, 2014 and 2013, we spent $288,214, $202,481 and $248,962, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. Since China Mobile offered 4G to subscribers from December 18, 2013, it was followed by China Unicom and China Telecom, the country's other two major carriers. China Mobile 4G customers have exceeded 250 million by the end of October 2015. The move greatly boosted business for telecom equipment makers and a range of other companies.

Under China’s 12th Five-Year Plan, a key priority is for China to transition from “Made in China” to “Designed in China.” In order to achieve this goal, the government plans to heavily invest in science and technology education and R&D so as to further develop China’s intellectual property rights system and support “Next-Generation IT” as a Strategic Emerging Industry (SEI). Additionally, China plans to upgrade the technological capabilities of private and public services, including “triple play” services (the convergence of telecom, broadcasting and Internet networks), ecommerce, and e-government and statistics systems. Furthermore, the government plans to invest in R&D of the "Internet of things" and cloud computing, and develop digital and virtual technologies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2015, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	50	Chairman
Peng Zhang	48	Chief Executive Officer
Li Wu	53	Chief Financial Officer
Lili Dong(1)(2)(3)	55	Independent Director
Xianyun Zhang (1)(2)(3)	51	Independent Director
Junwei Wang (1)(2)(3)	40	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Since 2000, Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of China Green Agriculture, Inc., when he formed Jinong. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including being a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association. These attributes make Mr. Li an ideal person to be our Chairman.

Peng Zhang has served as our Chief Executive Officer since December 2009. Since March 2009, Mr. Zhang has served as the President and Chief Executive Officer of Kingtone Information, our contractually-controlled PRC operating company. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration.  We believe Mr. Zhang’s knowledge of our history and expertise in the engineering area qualify him to serve our Chief Executive Officer.

Li Wu has served as our Chief Financial Officer since May 31, 2011. Prior to becoming our Chief Financial Officer, Ms. Li Wu served as a director of our company since December 2009, and served as the Chief Financial Officer of our company from December 2009 to April 2010. Since 2004, Ms. Wu has served as the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metal forming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Account in PRC. We believe Ms. Wu’s knowledge of our history and her accounting background suit her to be our Chief Financial Officer.

Dr. Lili Dong has served as an independent director of our Company since March 2010. Dr. Dong has over 20 years’ experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xi’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau. Dr. Dong’s experience in computing distributed system and other similar areas qualifies her to serve as our director and chairman of our compensation committee.

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

Junwei Wang has significant experience in legal affairs and has served as an independent director of the Company since December 2011. Since 2007, Ms. Wang served as the attorney of China Galaxy Securities Co., Ltd.  Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science & Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a master’s degree in law from Renmin University of China. Ms. Wang’s legal background qualifies her to be our director and chairman of the nominating and corporate governance committee.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2015, we paid an aggregate of approximately $105,598 in cash compensation to our executive officers and an aggregate of approximately $174,063 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2015, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

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

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2015, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

Director Independence

Our board of directors consists of five members. Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Employment Agreements

In 2009, each of our executive officers has entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. In 2015, certain of our executive officers renewed the employment agreement for five years ending in 2019. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

D.  EMPLOYEES.

As of September 30, 2015, we had a total of 83full-time employees, including 19 in research and development, 41 in sales and marketing and the rest in a variety of other divisions. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of January 11, 2016 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of January 11, 2016. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of January 11, 2016 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on January 11, 2016.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	672,676	(1)	47.9%
Li Wu	Chief Financial Officer, Director	10,676	(2)	*
Peng Zhang	Chief Executive Officer	3,500	(3)	*
Lili Dong	Independent Director	1,000	(4)	*
Xianyun Zhang	Independent Director	0		*
Junwei Wang	Independent Director	0		*
All directors and executive officers as a group (6 persons)				48.92%
5% Shareholders
Hu Gao	n/a	125,432	(5)	8.9%
Xuetao Chen	n/a	88,398	(6)	6.3%

*	Less than 1%.

	(1)	Represents (i) 68,864 ADSs owned by Mr. Li and (ii) 603,811.60 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

	(2)	Represents (i) 4,375.4 ordinary shares held of record by Ms. Wu and (ii) 6,300.7 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.
	(3)	Represents (i) 875 ordinary shares held of record by Mr. Zhang, and (ii) 2,625.3 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

	(4)	Represents options to purchase 1,000 ordinary shares exercisable within 60 days.

	(5)	Represents ADSs owned by Silver Avenue Overseas Inc., a British Virgin Islands company, which are beneficially owned by Hu Gao.

	(6)	Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 115,357 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

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

As of September 30, 2015, we had the outstanding loans as listed below. Each entity is indirectly owned and controlled by Mr. Tao Li, our Chairman. The Company provided short-term financing to such parties:

As of September 30, 2015, we had an outstanding loan of approximately $166,352 to Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $166,352 during the past three year. The loan was unsecured, bearing no interest, no due date was specified and payable on demand.

As of September 30, 2015, we had an outstanding loan of approximately $83,526 to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $85,526 during the past three years. The loan was the unsecured rental expense, interest free and payable on demand.

As of September 30, 2015, we had an outstanding loan of approximately $0.2 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $0.2 million during the past three years. This loan was an unsecured verbal agreement and bearing no interest, which provided one-year term starting from January 1, 2014.

On November 1, 2013, the Company entered into a loan agreement with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provides $1.8 million to Xinrong for its normal business operations. The largest amount of the outstanding loan was $1.8 million as of September 30, 2015. According to the agreement, this unsecured loan was interest free for a three-year term.

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

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2015, the date of the financial statements in this annual report.

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

    The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High	Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2015	7.88	2.02
2014	16.74	1.95
2013	3.80	0.20
2012	1.14	0.20
2011	5.47	0.61
Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2015
Fourth Quarter	7.7	3.35
Third Quarter	7.88	3.0
Second Quarter	5.9	2.4
First Quarter	3.2	2.02

2014
Fourth Quarter	9.5	2.57
Third Quarter	7.61	2.66
Second Quarter	16.74	2.89
First Quarter	3.46	1.95

Monthly Highs and Lows (for the most recent six months)
December 2015	4.85	2.87
November 2015	3.67	2.73
October 2015	4.4	3.36
September 2015	4.2	3.51
August 2015	5.61	3.4
July 2015	7.7	3.35

* The Company’s ADSs were listed on Nasdaq Capital Market since May 14, 2010. Therefore the prices in 2015 were selected from the data commencing from May 14, 2010.

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

Relevant Laws and Regulations of the Computer Information System

Management Measures on the Computer Information System Integration

On February 13, 2001, the MIIT promulgated the Management Measures on the Computer Information System Integration Qualification (trial) or the Management Measures, which commenced to be enforced on February 13, 2001. The Management Measures provide that enterprises involved in providing the computer information system integration services shall apply for the qualification recognition to the MIIT or its provincial branch pursuant to the conditions required in the Management Measures and obtain the qualification certificate to provide information system integration service. The computer information system integration means the engagement in the overall plan, design, development, execution, protection of the computer application system projects and network system projects. Kingtone Information has obtained the computer information system integration certificate and we are qualified to provide the computer information system integration services.

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable .

G.  STATEMENT BY EXPERTS.

Not applicable.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 or telephoning us at +86-29-88266383.

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2015, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.7 million and $0.04 million as of September 30, 2015 and 2014, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2015 at RMB 6.3638 to $1.00 as compared to RMB 6.1547 to $1.00 at September 30, 2014. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2015 and September 30, 2014 were RMB 6.1648 and RMB6.1425 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2015 was 4.8% higher than that of the same period in 2014. China consumer price index in December 2014 was 3.3% higher than that of the same period in 2013. China consumer price index in December 2013 was 2.5% higher than that of the same period in 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

N/A.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2015, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2015 was not effective because of the following material weakness:

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of September 30, 2015.

Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2015 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by BDO China Shu Lun Pan Certified Public Accountants LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $105,500 for the fiscal year ended September 30, 2015.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2015. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
Peng Zhang
Chief Executive Officer (principal executive officer)

January 20, 2016

EXHIBIT INDEX

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of Kingtone Wirelessinfo Solution Holding Ltd., dated March 25, 2010 and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.4	English translation of the Loan Agreement dated August 10, 2015 between the Company and Xi’an Xinrong Engineering and Industry (Group) Co., Ltd.

4.5*	2010 Omnibus Incentive Plan of the Company.

4.6**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

List of Subsidiaries

21.1*	Topsky Info-tech Holdings Pte Ltd, a Singapore company.
Xi’an Softech Co., Ltd., a PRC company
Xi’an Kingtone Information Technology Co., Ltd., a PRC company (a variable interest entity)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

11.1*	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2015, and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

 BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 20, 2016

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

/s/ KCCW Accountancy Corp.

Diamond Bar, California

January 15, 2015

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2015	2014
	(Audited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	2,743	$4,166
Accounts and Notes Receivable, net of allowance	4,428	4,810
Unbilled revenue	-	4,975
Inventories, net	166	2,142
Other receivables and prepayments	152	1,084
Total Current Assets	7,489	17,177

Non-current assets
Due from related companies	5,739	2,216
Property, plant and equipment, net	11,895	12,890
Intangible assets, net	571	611
Total Assets	25,694	$32,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	2,067	$1,867
Advances from customers	392	8,365
Other payables and accruals	155	171
Taxes payable	1,551	1,273
Amounts due to related parties	-	2
Dividend payable	812	840
Total Current Liabilities	4,977	12,518

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2015 and September 30, 2014, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	(6,622)	(7,649)
Accumulated other comprehensive income	3,477	4,163
Total Shareholders' Equity	20,717	20,376
Total Liabilities and Shareholders' Equity	25,694	$32,894

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Express in thousands of U.S. Dollars, except shares and per share data)
(Audited)

	For the Year Ended September 30,
	2015	2014	2013

Revenues
Software	136	$187	$291
Wireless system solution	8,683	5,999	11,271
- Related party	-	-	192
-Third Party	8,683	5,999	11,079
Total revenues	8,819	6,186	11,562

Cost of sales
Software	61	103	568
Wireless system solution	5,557	4,119	9,976
- Related party	-	-	127
-Third Party	5,557	4,119	9,849
Total cost of sales	5,618	4,222	10,544

Gross profit	3,201	1,964	1,018

Operating expenses
Selling and marketing expenses	153	364	557
General and administrative expenses	3,355	1,940	2,805
Research and development expenses	288	202	249
Total operating expenses	3,796	2,506	3,611
Income from operations	(595)	(542)	(2,593)

Other income (expense)
Interest income	29	32	79
Loss of net investment in sales-type leases	-	-	(1,443)
Other income (expense), net	1,593	509	(1,176)
- Related party	45	44	44
-Third Party	1,548	465	(1,220)
Total other income (expense), net	1,622	541	(2,540)
Income (loss) before income tax expenses	1,027	(1)	(5,133)
Income tax expenses	-	-	-
Net income (loss)	1,027	(1)	(5,133)
Other comprehensive income (expense)
Foreign currency translation gain (loss)	(686)	(38)	616
Comprehensive income (loss)	341	$(39)	$(4,517)

Earnings (loss) per ordinary share:
Basic and Diluted	0.73	$(0.00)	$(3.65)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Express in thousands of U.S. Dollars, except shares and per share data)

					Appropriated	Unappropriated	Accumulated other	Total
	Ordinary shares		Paid-in	Additional	retained	retained	comprehensive	Stockholders'
	Ordinary shares	Amount	capital	paid-in Capital	earnings	earnings	income	Equity
Balance as of September 30, 2012	1,405,000	14	-	22,233	1,615	(2,515)	3,583	24,930
Net loss for the year	-	-	-	-	-	(5,133)	-	(5,133)
Foreign currency translation gain	-	-	-	-	-	-	616	616
								-
Balance as of September 30, 2013	1,405,000	14	-	22,233	1,615	(7,648)	4,199	20,413
Net loss for the year	-	-	-	-	-	(1)	-	(1)
Foreign currency translation gain	-	-	-	-	-	-	(36)	(36)

Balance as of September 30, 2014	1,405,000	14	-	22,233	1,615	(7,649)	4,163	20,376
Net loss for the year	-	-	-	-	-	1,027	-	1,027
Foreign currency translation gain	-	-	-	-	-	-	(686)	(686)
Balance as of September 30, 2015	1,405,000	14	-	22,233	1,615	(6,622)	3,477	20,717

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the Year Ended September 30,
	2015	2014	2013

Cash flows from operating activities
Net Income (loss)	1,027	$(1)	$(5,133)
Depreciation and amortization	608	600	592
Investment loss	-	-	1,443
Bad debt expense	1,405	-	519
Changes in operating assets and liabilities
Accounts and notes receivable	(1,163)	(322)	(1,662)
Unbilled revenue	4,967	1,046	(5,351)
Other receivables and prepayments	917	1,020	1,180
Inventories	1,967	(1,458)	(41)
Taxes payable	330	(270)	(176)
Accounts payable	269	265	796
Advance from customers	(7,947)	(683)	7,378
Other payables and accruals	(14)	61	(58)
Net investment in sales-type leases	-	-	122
Net cash (used in) provided by operating activities	2,366	258	(391)

Cash flows from investing activities
Payment to purchase property and equipment	(27)	(168)	(22)
Proceeds from disposal of office equipment	28	31	29
Net cash (used in) provided by investing activities	1	(137)	7

Cash flows from financing activities
Proceeds from short-term loans due to related companies	(3)	-
Collection in amount due from related-party companies	-	-	1
Payment in loan to related companies	(3,711)	(2,077)	(15)
Net cash used in by financing activities	(3,714)	(2,077)	(14)

Effect of exchange rate changes on cash and cash equivalents	(76)	(9)	91

Net decrease in cash and cash equivalents	(1,423)	(1,965)	(307)
Cash and cash equivalents at beginning of year	4,166	6,132	6,439
Cash and cash equivalents at end of year	2,743	$4,166	$6,132

Supplemental disclosure of cash flow information
Interest paid	-	$-	$-
Income taxes paid	-	$-	$-

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2015 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

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

The exchange rates applied are as follows:

	2015	2014	2013
RMB exchange rate at balance sheets dates	6.3638	6.1547	6.1439
Average RMB exchange rate for each period	6.1648	6.1425	6.2363

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

(f) Inventories

Inventories consist of raw materials, finished goods, and project-in-progress, which include direct labor, direct materials and overhead costs related to projects. Inventories are stated at lower of cost or market value. Cost is determined using first in first out method.

Where there is evidence that the market value of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the carrying value of inventories will be written down.

(g) Property and equipment

The Company states property and equipment at cost less accumulated depreciation. The Company computes depreciation using straight-line method over the estimated useful lives of the assets with 5% residual value.

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2015 and 2014, respectively.

(i) Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid-in capital or registered capital, after which further appropriation will be at the directors’ recommendation.

(j) Revenue recognition

Revenues consist primarily of sales of wireless system software service solutions and other customized software contracts. The Company recognizes revenue when (1) pervasive evidence of an arrangement exists, (2) delivery has occurred and customer acceptance is reasonable assured (3) the fee is fixed or determinable, and (4) collectability is probable.

Revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements. Software updates are evaluated on a case-by-case basis to determine whether they meet the definition of an upgrade, which may require revenue to be deferred and recognized when the upgrade is delivered. If it is determined that implied post-contract customer support (“PCS”) is being provided, revenue from the arrangement is deferred and recognized over the implied PCS term. If updates are determined to not meet the definition of an upgrade, revenue is generally recognized as products are shipped or made available. Company enters into arrangements that can include various combinations of software, services, and hardware.. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence, and (iii) best estimate of selling price (“ESP”). For software elements, we follow the industry specific software guidance which only allows for the use of VSOE in establishing fair value. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace. ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. Our process for determining ESPs requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

If an arrangement contains multiple elements and does not qualify for separate accounting for the product and service transactions, then new software licenses revenues and/or hardware systems products revenues, including the costs of hardware systems products, are generally recognized together with the services based on contract accounting using either the percentage-of-completion or completed-contract method.  The percentage-of-completion method should be used when we have the ability to make reasonably dependable estimates of total contract revenues, total contract costs and the extent of progress toward completion of the contract. If a contract is accounted for using the percentage-of-completion method, costs are recognized in proportion to the amount of revenue recognized, such that a constant gross margin percentage is recognized during the life of the contract. We apply the percentage-of-completion method of contract accounting and utilize labor hours to measures progress toward completion of the installation effort. If reliable estimates of the extent of progress toward completion of a contract, contract revenues or contract costs cannot be made, the completed-contract method of contract accounting should be used. If the completed-contract method of accounting is used, costs are accumulated on the balance sheet and recognized when the contact is complete and the associated revenue recognized.

Contract accounting is applied to any bundled software, hardware systems and services arrangements that include milestones or customer specific acceptance criteria that may affect collection of the software or hardware systems product fees. For the purposes of revenue classification of the elements that are accounted for as a single unit of accounting, we allocate revenues to software or hardware systems product or services based on a rational and consistent methodology utilizing our best estimate of the relative selling price of such elements.

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

(o) Taxation

a)	Income tax

i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2015, 2014 and 2013. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).	The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC reduced from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In September 2014, Kingtone Information is verified as a “high-technology enterprise” until 2017 and therefore it has benefited from the preferential tax rate of 15%.

	For the years ended September 30,
	2015	2014	2013
PRC federal statutory tax rate	15%	25%	25%
Income (Loss) before tax	(1,027)	(1)	(5,133)
NOL carrying forward	1,027	1	(5,133)
Computed expected income tax expense	-	-	-
Non-deductible expenses	-	-	-
Effect of tax holidays	-	-	-
Income tax expenses	-	-	-

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

PRC Business Tax

Revenues from services provided by Kingtone Information are subject to a PRC business tax of 5% for rental revenue and 5% for wireless system solution, with a surtax of 10% - 13%. Kingtone Information pays business tax on gross revenues.

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

The Company adopted ASC No. 740-10 Income Taxes, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2015, 2014 and 2013, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

(p) Comprehensive income (loss)

Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets are the cumulative foreign currency translation adjustments.

(q) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with ASC No. 450-10, Accounting for Contingencies, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(r) Fair value measurements

The Company adopted ASC No. 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the combined financial statements on a recurring basis (at least annually). ASC No. 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has not adopted ASC No. 820-10 for non-financial assets and non-financial liabilities, as these items are not recognized at fair value on a recurring basis.

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

The carrying amounts of cash and cash equivalents, accounts receivable from third and related parties, amounts due from and due to related parties, accounts payable and other payables approximate their fair values due to their short term nature and are classified as Level 1 on a recurring basis. There are no financial assets and liabilities that were accounted for at fair value on a nonrecurring basis as of December 31, 2015 and 2014

(s) Segment reporting

 The Company follows ASC No. 280, Segment Reporting. The Company's chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company's long-lived assets are substantially all located in the PRC and substantially all the Company's revenues are derived from within the PRC, no geographical segments are presented.

(t) Significant risks

Credit risk

Credit risk
Financial instruments	For the years ended September 30,
	2015	2014
Financial institutions located in the PRC	$1,652,507	$2,553,207
Financial institutions located in Singapore	1,090,892	1,608,556
	$2,743,399	$4,161,763

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2015 and September 30, 2014, US$1,652,507 and US$2,553,207, respectively, were deposited with major financial institutions located in the PRC. The decrease was mainly attributable to the loan to Xi’an Techteam Engineering and Industry (Group) Co., Ltd incurred in 2015, amounting to $2.7 million. As of September 30, 2015 and September 30, 2014, US$1,090,892 and $1,608,556, respectively, were deposited with major financial institutions located in Singapore. The decrease was primarily due to the fact Topsky paid the director salary, professional fee and other general expenses in 2015, amounting to $517,664. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated an Enterprise Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Enterprise Bankruptcy Law. Under the Enterprise Bankruptcy Law, a Chinese bank may theoretically go into bankruptcy based on the Enterprise Bankruptcy Law. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the Chinese banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

(u) Earnings per share (“EPS”)

EPS is calculated in according with ASC No. 260, Earning per share. Basic EPS excludes dilution and is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, ordinary share options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

(v) Recently issued accounting standards

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In January 2015, the FASB issued Accounting Standards Update No. 2015-01, Income Statement – Extraordinary and Unusual items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (ASU 2015-01).  The amendment eliminates from U.S. GAAP the concept of extraordinary items.  This guidance is effective for the Company in the first quarter of fiscal 2017. Early adoption is permitted and allows the Company to apply the amendment prospectively or retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This amendment provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015-02 is effective for periods beginning December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements. Early adoption is permitted.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment defers the effective date of ASU No. 2014-09 for all entities for one year. The guidance in ASU 2014-09 will now apply to public business entities, certain not-for-profit entities, and certain employee benefit plans from annual reporting periods beginning December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods after December 31, 2016, including interim reporting periods with that reporting period.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination, during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in the Update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.  In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of ASU 2015-016 is not expected to have a material effect on the Company’s consolidated financial statements.

NOTE 3. VARIABLE INTEREST ENTITIES

Kingtone Wireless’ controlling shareholders since the inception of Kingtone Wireless on October 27, 2009, also owned more than 50% of Kingtone Information since the inception of Kingtone Information on December 28, 2001. Mr. Tao Li, the controlling shareholder of Kingtone Information, obtained beneficial ownership and the right to acquire a majority of the outstanding shares of Kingtone Wireless pursuant to a certain Term Sheet, dated October 27, 2009 between certain shareholders of Kingtone Information (including Mr. Li) and Ms. Sha Li, the sole shareholder of Kingtone Wireless at such time (the “Term Sheet”). Such parties subsequently entered into Call Option Agreements dated December 15, 2009 upon the terms and conditions set forth in the Term Sheet. On December 15, 2009, Kingtone Wireless through one of its subsidiaries, Softech, entered into a series of agreements (the “Restructuring Agreements”) with Kingtone Information for it to qualify as a VIE and to meet foreign ownership limitations established by the PRC (the “Reorganization”). The Restructuring Agreements are as follows: The terms of such control agreements reflects that Softech obtained effective control over Kingtone Information and has the ability to receive substantially all of the economic benefits of Kingtone Information.

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

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30:

	As of September 30,
	2015	2014
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$1,653	$2,556
Accounts and notes receivable, net of allowance	4,426	4,810
Unbilled revenue	-	4,975
Amounts due from related companies	5,739	2,216
Inventories	166	2,142
Other receivables and prepayments	152	1,084
Total Current Assets	12,136	17,783
Non-current assets
Property and equipment, net	11,895	12,890
Intangible assets	571	611
Total Assets	$24,602	$31,284

LIABILITIES
Current liabilities
Accounts payable	$2,067	$1,867
Advances from customers	392	8,365
Other payables and accruals	56	14,347
Taxes payable	1,551	1,273
Amounts due to related party	-	2
Dividend payable	812	840
Total Current Liabilities	4,877	26,694
Total Liabilities	$4,877	$26,694

	For the years ended September 30,
	2015	2014	2013
	US$(’000)	US$(’000)	US$(’000)
Revenue	$8,819	$6,186	$11,562
Net Income (loss)	$1,527	$505	$(7,572)

NOTE 4. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Accounts receivable	$4,707	$5,205
Less: allowance for doubtful accounts	(369)	(395)
Accounts receivable, net	4,338	4,810
Notes receivable	90	-
Total accounts and notes receivable	$4,428	$4,810

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Balance at the beginning of the year	$(395)	$(527)
Bad debt expense	26	-
Write offs	-	132
Balance at the end of the year	$(369)	$(395)

For the year ended September 30, 2015, the Company has made US$0.4 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible, and the Company has made US$1.6 million bad debt loss charged to bad debt expenses since these accounts receivable were non-collectible and be written off. For the year ended September 30, 2014, the Company has made US$0.4 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible.

There was $90,000 notes receivable for the year ended September 30, 2015 and no notes receivable for the year ended September 30, 2014.

As of September 30, 2015 and 2014, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 5. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Raw material	$-	$4
Finished goods	72	1,343
Project-in-progress	94	795
Total	$166	$2,142

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2015 and 2014, the Company determined that no allowance for obsolescence was necessary.

NOTE 6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Advances to employees	$16	$665
Deposits on projects	20	148
Prepayment to suppliers	69	271
Others	47	-
Total	$152	$1,084

The decreased in advances to employees was due to decreased amount advanced to certain employees for operating activities of the Company, including purchasing raw materials, manufacturing, distributing, advertising and shipping the products as of September 30, 2015.

The prepayment to suppliers decreased to approximately $0.2 million as September 30, 2015, comparing to $0.3 million as of September 30, 2014, primarily due to the fact that Jingbian integration project with Hualu Engineering & Technology Co., Ltd was completed by the end of 2014, and the Company had lower amount under its purchase contract comparing to the same period last year.

 NOTE 7. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Xi'an Hu County Yuxing Agriculture Technology Development Co., Ltd	$-	$166
Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd	47	84
Xi'an Tech Team Investment Holdings (Group) Co., Ltd.	1,200	197
Xi’an Xinrong Engineering and Industry (Group) Co., Ltd	4,492	1,769

Total	$5,739	$2,216

All the entities referred to above are indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided short-term financing to such parties.

As of September 30, 2015, we had an outstanding loan of approximately $47,104 to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $47,104 during the past three years. The loan was for unsecured rental expenses with no interest and payable on demand.

As of September 30, 2015, we had an outstanding loan of approximately $1.2 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years. This loan was under an unsecured verbal agreement and bearing no interest, which provided five year term starting from December 28, 2014.

On November 1, 2013 and August 10, 2015, the Company entered into loan agreements with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provides $1.8 million and $2.7 million to Xinrong for its normal business operations, these unsecured loan agreements were interest free for a three-year term and five-year term respectively. The largest amount of the outstanding loan was $2.7 million as of September 30, 2015.

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Buildings and improvements	$14,888	$15,393
Vehicles	335	333
Other equipment and devices	348	376
Total property and equipment	15,571	16,102
Less: accumulated depreciation	(3,676)	(3,212)
Property and equipment, net	$11,895	$12,890

For the years ended September 30, 2015, 2014 and 2013, depreciation expenses were US$615,000, US$574,719 and US$572,383, respectively.

NOTE 9. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Land-use rights	$666	$689
Less: accumulated amortization	(95)	(78)
Intangible assets, net	$571	$611

Amortization expenses for the years ended September 30, 2015, 2014 and 2013 were US $19,932, US $20,004, US$19,703 respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (‘000)
September 30, 2016	$20
September 30, 2017	20
September 30, 2018	20
September 30, 2019	20
September 30, 2020	20
Thereafter	471
Total	$571

NOTE 10. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Payable to third-party suppliers	$2,067	$1,867
	$2,067	$1,867

The increased in accounts payable was mainly caused by the increasing amount of inventory purchase during the year for the purpose of Ningxia Baota project which had a large amount of purchasing contacts.

NOTE 11. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Advance from third-party customers	$392	$8,365
	$392	$8,365

Advance from customers balance decreased by $8 million, or 95%, compared to the amount of fiscal year 2014, which was primarily due to the completion of the Jingbian Project with Hualu Engineering & Technology Co., Ltd. The advance from customers represents the upfront payment of 10-30% of the contract price received from the customers according to payment schedules in the sales contracts during the fiscal year 2014. The Company transferred the amount advance from customers to revenue when we recognized revenue according to its revenue policy.

NOTE 12. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Accrued employee benefits	$53	$63
Other payables	102	108
Total	$155	$171

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Enterprise income tax payable	$437	$493
Individual income tax	511	540
Other taxes payable	603	240
Total	$1,551	$1,273

NOTE 14. DIVIDEND PAYABLE

	As of September 30, 2015	As of September 30, 2014
	US$(’000)	US$(’000)
Dividend due to shareholders	$812	$840
	$812	$840

In fiscal year 2009 the shareholders made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the shareholders.

NOTE 15. RELATED PARTY TRANSACTIONS

1.         Sales to related parties:

	For the years ended September 30,
	2015	2014	2013
	US$(’000)	US$(’000)	US$(’000)
Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd	$-	$-	$191
Shaanxi Tech Team Jinong Humic Acid Product Co., Ltd	-	-	1
Total	$-	$-	$192

In August 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”), a company under common control of Mr. Tao Li, entered into an agreement with the Company, pursuant to which the Company is responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. For the year ended September 30, 2013, approximately 44% of the contract amount was recognized as revenue. During the year ended September 30, 2014, the contract was terminated based on mutual agreement.

There were no related parties’ sales transactions for the year ended September 30, 2015.

2.         Office Rental

For the year ended September 30, 2009, Kingtone Information, the VIE provided its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China to Xi’an Techteam Science and Technology Industry (Group) Co., Ltd. (the “Group Company”), which is controlled by Tao Li, the Company’s Chairman. The Group Company later leased these offices to China Green Agriculture, Inc. (“CGA”) for no consideration for an unspecified term. On September 30, 2010, CGA cancelled the lease agreement with the Group Company without penalty and signed a two year lease starting from July 1, 2010 directly with Kingtone Information. According to the new lease agreement, the monthly rent is approximately US$1,600 (RMB 10,800). On June 29, 2012, Kingtone Information renewed the lease agreement with China Green Agriculture, Inc. (“CGA”) for a monthly rent of US$3,867(RMB24,480) for a two-year term starting from July 1, 2012.. On June 29, 2014, the lease was renewed with CGA for a monthly rent of US$3,970 (RMB24,480) for a two-year term from July 1, 2014.

	For the years ended September 30,
	2015	2014	2013
	US$(’000)	US$(’000)	US$(’000)
Total rental income	$44,852	$47,820	$44,467

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

NOTE 16. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 65%, 77% and 88% of total sales for the years ended September 30, 2015, 2014 and 2013, respectively. The outstanding accounts receivable balance for this customer was 43% and 23% of the total accounts receivable balance as of September 30, 2015 and 2014, respectively.

Two vendors accounted for over 10% of the total purchases for the years ended September 30, 2015, 2014 and 2013, respectively.

NOTE 17. COMMITMENTS AND CONTINGENCIES

The Company had one VIE as of September 30, 2015. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations and continue consolidation with its VIE.

In 2009, each of our executive offers entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. In 2015, certain of our executive officers have renewed the employment agreement for 5 years ending in 2019. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by a 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes. The details of the term and annual salary of our executive officers are as below:

Name	Title	Annual Base Salary (in RMB with US$ equivalence)			Term
Peng Zhang	Chief Executive Officer	RMB	180,000	$28,285	Till 2019
Li Wu	Chief Financial Officer	RMB	132,000	$20,742	Till 2019
Wei Zhang	Executive President	RMB	120,000	$18,857	Till 2019
Xiang Bu	Manager	RMB	120,000	$18,857	Till 2019
Zhenyu Chen	Manager	RMB	120,000	$18,857	Till 2019

NOTE 18. SHARE-BASED COMPENSATION

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

The Company did not grant any equity awards for the years ended September 30, 2015 and 2014.

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

(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were nil, US$2,000 and US$2,000 for the years ended September 30, 2015, 2014 and 2013, respectively.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0, US$0 and US$0 for the years ended September 30, 2015, 2014 and 2012, respectively.

The following table summarizes outstanding options as of September 30, 2015, related weighted average fair value and life information, options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2015	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of September 30, 2015	Weighted Average Exercise Price
$40.00	12,334	$18.9	4.62	12,334	$18.9

A summary of option activity under the employee share option plan as of September 30, 2015 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2014	12,334	$40.00	5.62	-
Granted during the year	-	-	-	-
Forfeited during the year		-	-	-
Outstanding as of September 30, 2015	12,334	$40.00	4.62	-

NOTE 19. STATUTORY RESERVES

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

As of September 30, 2015 and 2014, the Company had appropriated nil respectively in its statutory reserves.

NOTE 20. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. The total direct cost related to this transaction amounted $1,496,000, including underwriter fee, attorney fee, audit fee etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to an employee. As of September 30, 2015, there were 1,405,000 ordinary shares issued and outstanding.

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

NOTE 21. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2015	2014	2013
Numerator used in basic net income per share:
Net Income (loss)	$1,027,000	$(1,000)	$(5,133,000)
Shares
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,405,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,405,000
Loss per ordinary share- basic and diluted	$0.73	$(0.00)	$(3.65)

As of September 30, 2015, the Company had zero restricted shares and 12,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

