Form 20-F
period 2016-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2017-01-18
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2016

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,405,000 Ordinary Shares, including 714,375 Ordinary Shares represented by 714,375 American Depositary Shares outstanding as of September 30, 2016. (The numbers reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

●	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share;

●	References to a particular “fiscal” year, such as “fiscal 2016”, are to our fiscal year ended on September 30, of that year

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements include:

●	our future business development, results of operations and financial condition;

●	expected changes in our net revenues and certain cost or expense items;

●	our ability to attract and retain customers; and

●	trends and competition in the enterprise mobile software application market.

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

i

ii

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

The selected financial data for fiscal years 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

	For the Years Ended September 30,
	2016	2015	2014	2013	2012
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands, Except per Share Data)
Total revenues	$1,192	$8,819	$6,186	$11,562	$1,451
Cost of sales	988	5,618	4,222	10,544	1,689
Gross (loss) profit	204	3,201	1,964	1,018	(238)
Operating expenses:
Selling and marketing expenses	134	153	364	557	685
General and administrative expenses	1,917	3,355	1,940	2,805	8,278
Research and development expenses	55	288	202	249	201
Total operating expenses	2,106	3,796	2,506	3,611	9,164
Operating (loss) income	(1,902)	(595)	(542)	(2,593)	(9,402)
Subsidy income				-	237
Interest expense				-	-
Interest income	400	29	32	79	117
loss of net investment in sales-type leases		-	-	(1,443)	-
Other income (expense), net	1,342	1,593	509	(1,176)	60
Income (Loss) before income tax expense	(160)	1,027	(1)	(5,133)	(8,988)
Income tax expenses		-	-	-	-
Net (loss) income	(160)	$1,027	$(1)	$(5,133)	$(8,988)
Other comprehensive income
Foreign currency translation gain	(867)	(686)	(38)	616	1,194
Comprehensive (loss) income	(1,027)	$341	$(39)	$(4,517)	$(7,794)
(Loss) Earnings per share:
Basic and Diluted	$(0.11)	$0.73	$(0.00)	$(3.65)	$(6.40)
Weighted average number of ordinary shares outstanding(1)
Basic and Diluted	1,405,000	1,405,000	1,405,000	1,405,000	1,405,000

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated and Combined Balance Sheets Data

	As of September 30,
	2016	2015	2014	2013	2012
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands)
Cash and cash equivalents	1,239	2,743	4,166	6,132	6,439
Total current assets	6,182	7,489	19,393	19,591	15,385
Total assets	23,724	25,694	32,894	33,581	29,892
Advances from customers	381	392	8,365	9,062	1,528
Dividend payable	775	812	840	842	817
Total current liabilities	4,034	4,977	12,518	13,168	4,962
Total shareholders’ equity	19,690	20,717	20,376	20,413	24,930
Total liabilities and shareholders’ equity	23,724	25,694	32,894	33,581	29,892

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

The Company had incurred negative cash flows from operative activities and net losses as of September 30, 2016. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended September 30, 2016, the Company had incurred significant operating losses and working capital deficit. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining contracts with higher gross margin, (2) proceeds from the related party loans lent to its related parties, and (3) short-term or long-term borrowings from banks, stockholders or other party (ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

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

Many of our current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors or other vendors could result in the cancellation of orders by customers in anticipation of the introduction of such new products. Smaller competitors can also competing against us in terms of price, and some regional small competitors have a closer relationship with the local government. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. We also expect competition to increase as a result of software industry consolidations, which may lead to the birth of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

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

Mr. Li, our chairman, currently serves as Chairman and Chief Executive Officer of China Green Agriculture, Inc. (“CGA”), a producer of humic acid based compound fertilizer in the PRC whose common stock is listed on the New York Stock Exchange. Mr. Li’s duties as Chairman and Chief Executive Officer of CGA require the devotion of a substantial amount of his professional time and attention. Mr. Li currently devotes approximately 70% of his professional time to his duties for CGA. Similarly, our success and the execution of our growth strategy will require his significant efforts and the devotion of a substantial amount of his professional time and attention. If the performance of his duties on behalf of CGA interferes or conflict with his duties as Chairman of our company, we may not be able to achieve our anticipated growth and our business, results of operations and financial condition could be materially adversely affected.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2016, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2016. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2016 and 2015, our five largest customers accounted for 46% and 91% of our total sales, respectively, and our largest customer - Hunan Huanan Photoelectricity Science & Technology Co., Ltd. accounted for approximately 46.2% of our total sales during for the fiscal year ended September 30, 2016. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2016 and 2015, our outstanding accounts receivable were $4.2_million and $5.1 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 72.6% and 77.9% of the total accounts receivable balance as of September 30, 2016 and 2015, respectively. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of Softech’s contractual arrangements with Kingtone Information. Softech is considered a foreign invested enterprise under PRC law. As a result, Softech is subject to PRC law limitations on its businesses and foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In January 2015, China’s Ministry of Commerce unveiled a draft legislation that could change how the government is regulating corporate structures, especially for VIEs controlled by foreign investments. Instead of looking at “ownership”, the draft law focused on the entities or individuals hold control of a VIE. If a VIE is deemed to be controlled by foreign investors, it may be barred from operating in restricted sectors or the prohibited sectors listed on a “negative list”, where only companies controlled by Chinese nationals could operate, even if structured as VIEs.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that has the securities traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, the PCAOB announced that it has entered into a Memorandum of Understanding (“MOU”) on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (the “MOF”).  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in both countries’ respective jurisdictions.  More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties.  In addition to developing enforcement MOU, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. Despite of the foregoing, until PCAOB can inspect its registered firms in China as it can do on the firms in the United States, the shareholders are still less advantageous in obtaining the benefits of PCAOB inspections comparing to the shareholders of a company that retains a PCAOB registered audit firm domiciled in the United States.

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

According to latest data from China's three mobile operators as quoted by Ministry of Industry and Information Technology on April 19 , 2015, China, the world’s largest mobile phone market by subscribers, posted a 0.3 percent monthly increase in the number of mobile subscribers to 1.29 billion from 1.24 billion at February 20, 2014. The number of subscribers reached 1.24 billion in February 2014, up from 1.15 billion at ended of March 2013; it reached 1.15 billon at the end of March 2013, up from 1.11 billion at end-December 2012. The Chinese mobile market recorded the highest annual net additions with 135 million in 2012, up from 134 million in 2011, bringing the total to 1.11 billion. By end of 2017, it is envisaged 1.57 billion mobile subscribers in the country, representing a 114.0% penetration rate, with the growth rate averaging 7.2% between 2013 and 2017. It also forecasted the number of 3G/4G subscribers to increase to 768.7 million in 2017.

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

China's State Council, the cabinet, issued guiding opinions for the orderly and healthy development of IOT, targeting breakthroughs in core technologies, shaping an IOT industry system Under the guiding opinions, China will form a group of leading companies as well as small and medium-sized firms with creativity and innovation, and establish a complete IOT industrial chain. China promises to offer stronger financial and tax-related support to the IOT industry.

The Chinese government has been gradually increasing its financial support for the development of the IOT. In April 2011, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things. The government has earmarked over RMB 5 billion ($750 million) for IOT investment by 2015. China’s IOT market hit 500 billion ($80 billion USD) by 2015, and MIIT estimates it will double to RMB 1 trillion ($166 billion USD) by 2020.

Information Technology Development in China

The IDC study presents forecasts and analysis for the China IT services market for the period 2012-2016."China's focus on economic development could promote strong development in tertiary industries, especially the services industry. Technology development is an important focus in the economy. China's economic transformation leads to a strong need for IT services. According to an IDC report, China's IT services market is projected to grow 8.1% in US dollar terms to $28.54 billion in 2016, while this will be a decrease comparing to the 9.4% growth expected for 2015, China is still one of the fastest growing IT services markets in the world.

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

Our Strengths

We believe the following strengths differentiate us from our competitors:

Proprietary suite of mobile enterprise solutions offerings

We are among the first of Chinese companies to focus predominantly on developing mobile enterprise solutions. Since we began our operations in 2001, we have completed many successful client installations (approximately 172) and have accumulated special knowledge and expertise that has directly resulted in the creation and development of our proprietary adaptable middleware platform, and an array of software applications. A client installation is considered “successful” when we have developed the solutions/systems according to the customer’s contractual specifications and have otherwise fulfilled all other material terms set forth in the sales contract, including installing, configuring and making the solutions/systems operational within the specified time periods. Additionally, to be considered “successful”, a customer must have test run the solutions/systems and indicated its satisfaction by signing the acceptance letter.

We believe our mobile enterprise software is superior in breadth of application. Our middleware platform and software applications can be selectively packaged to create tailored solutions that can be installed on both new systems and existing frameworks.

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2016, we had 10 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2016, we completed a total of twelve customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications as customers contract with the telecom carrier with us providing our solutions to the customer and receiving our remuneration from the telecom carrier.

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

Research and Development

As of September 30, 2016, we had 10 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 6 professionals out of the total 10 engineers in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2016, we had four engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2016, we had two engineers out of the aforementioned four engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had four professionals in sales and marketing as of September 30, 2016.

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

Major Customers

On March 1, 2016, we entered into a contract with Hunan Huanan Photoelectricity Science & Technology Co., Ltd. ("Huanan") to provide monitoring system service to Jinan's Olympic Stadium in Jinan, Shandong Province. Pursuant to the agreement, we shall provide engineering services to Jinan’s Olympic Stadium. The services performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It contributed RMB 1.5 million, or approximately $223,880 revenue to the Company as of September 30, 2016.

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

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007
RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007
Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008
Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008
Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008
Wireless police affairs system V1.0	2009SR04756	November 10, 2009
Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010
Third-grade unattended platform system V1.0	2014SR149914	May 1, 2011
Wireless police system V2.0	2014SR149829	June 1, 2012
Wireless emergency system based on Windows Phone 8 system	2014SR149864	July 20, 2014
Mobile monitor terminals software iOS version V1.0	2015SR038094	October 31, 2014

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

Registered Trademark	Registration Number	Classification Number	Valid Period

KingTone	4392291	42*	July 28, 2008 to July 27, 2018
KingTone	4392292	38*	July 28, 2008 to July 27, 2018
联合信息	6484024	38*	April 7, 2010 to April 6, 2020
联合	6484025	38*	March 28, 2010 to March 27, 2020
Kingtone	4392292	38*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020
“KINGTONE INFORMATION”	7402925	41*	July 7, 2011 to July 6, 2021

联合信息	7402911	35*	January 7, 2011 to January 6, 2021
联合信息	7402912	37*	June 4, 2011 to June 3, 2021
	7402901	9*	December 21, 2010 to December 20, 2020
	7402916	45*	October 21, 2010 to October 20, 2020
	7402917	35*	October 28, 2010 to October 27, 2020
	7402918	37*	October 21, 2010 to October 20, 2020
	7402919	42*	January 28, 2011 to January 27, 2021
	7402920	38*	October 21, 2010 to October 20, 2020
	7402915	41*	January 28, 2011 to January 27, 2021
翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
翼讯	7703615	42*	August 21, 2011 to August 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703627	38*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	41*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021
联合信息	7402914	9*	October 14, 2011 to October 13, 2021
联合信息	7402912	37*	February 14, 2012 to February 13, 2022
Konelive	9042353	9*	January 21, 2012 to January 20, 2022
Konelive	9042455	35*	January 21, 2012 to January 20, 2022
Konelive	9042539	37*	January 21, 2012 to January 20, 2022
Konelive	9042598	38*	January 21, 2012 to January 20, 2022
Konelive	9042675	41*	January 21, 2012 to January 20, 2022
Konelive	9042605	42*	January 21, 2012 to January 20, 2022
Konelive	9042643	45*	January 21, 2012 to January 20, 2022
Superlive	9046346	9*
Superlive	9046385	35*	January 21, 2012 to January 20, 2022
Superlive	9046404	37*	January 21, 2012 to January 20, 2022
Superlive	9046433	38*	January 21, 2012 to January 20, 2022
Superlive	9046471	41*	April 7, 2012 to April 6, 2022
Superlive	9046666	42*	July 14, 2012 to July 3, 2022
Superlive	9046733	45*	February 14, 2012 to February 13, 2022

*	See below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
翼讯	7703616	38*	September 17, 2009	October 21, 2009
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011

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

Results of Operations for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2016		2015		Change
	($ in Thousands, Except per Share Data)
Revenue	$1,192	100.0%	$8,819	100.0%	(86.5)%
Cost of sales	988	82.9%	5,618	63.7%	(82.4)%
Gross profit	204	17.1%	3,201	36.3%	(93.6)%
Operating expenses
Selling and marketing expenses	134	11.2%	153	1.7%	(12.4)%
General and administrative expenses	1,917	160.8%	3,355	38.0%	(42.9)%
Research and development expenses	55	4.6%	288	3.3%	(80.9)%
Total operating expenses	2,106	176.7%	3,796	43.0%	(44.5)%
Loss from operations	(1,902)	(115.9)%	(595)	(6.7)%	(219.7)%
Other income (expense)

Interest income	400	33.6%	29	0.3%	1,279.3%
Other income, net	1,342	112.6%	1,593	18.1%	(15.8)%
Total other income, net	1,742	146.1%	1,622	18.4%	7.4%
Income (Loss) before income tax expenses	(160)	(13.4)%	1,027	11.6%	(115.6)%
Net Income (loss)	$(160)	(13.4)%	$1,027	11.6%	(115.6)%

Other comprehensive income
Foreign currency translation loss	(867)	(72.7)%	(686)	(7.8)%	26.4%
Comprehensive Income ( loss)	$(1,027)	(86.2)%	$341	3.9%	(401.2)%
Income (Loss) per ordinary share:
Basic and Diluted	$(0.11)		$0.73		(115.6)%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2016		2015		Changes
	($ in Thousands)
Revenue
Software	$62	5.2%	$136	1.5%	(54.4)%
Wireless system solutions	1,130	94.8%	8,683	98.5%	(87.0)%
Total Revenue	1,192	100.0%	8,819	100.0%	(86.5)%
Cost of Sales
Software	40	4.0%	61	1.1%	(34.4)%
Wireless system solutions	948	96.0%	5,557	98.9%	(82.9)%
Total Cost of Sales	988	100.0%	5,618	100.0%	(82.4)%
Gross Profit
Software	22	10.8%	75	2.3%	(70.7)%
Wireless system solutions	182	89.2%	3,126	97.7%	(94.2)%
Total Gross Profit	204	100.0%	3,201	100.0%	(93.6)%
Gross Margin
Software		35.5%		55.1%
Wireless system solutions		16.1%		36.0%
Blended Gross Margin		17.1%		36.3%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2016, we experienced a significant contraction in our software solution business and our wireless system solution business. While the business conditions deteriorated rapidly, we faced strong competition in our wireless system solution business. There is also a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. Thereafter our revenue decreased by 86.5% to approximately $1.2 million in the year ended September 30, 2016 from approximately $8.8 million in the year ended September 30, 2015.

Our revenue from software solution sales decreased by 54.4% to approximately $0.06 million in the year ended September 30, 2016 from approximately $0.14 million in the year ended September 30, 2015. As a percentage of total revenue, software solution sales increased from 1.5% to 5.2%.

Our revenue from wireless system solution sales decreased by 87.0% to approximately $1.1 million in the year ended September 30, 2016 from approximately $8.7 million in the year ended September 30, 2015. As a percentage of total revenue, wireless system solution revenue decreased from 98.5% to 94.8% of our total revenue.

Cost of Sales

Our cost of sales decreased by 82.4% to approximately $1 million in the year ended September 30, 2016 from approximately $5.6 million in the year ended September 30, 2015. As a percentage of our total revenues, our cost of sales increased to 82.9% of revenues in the year ended September 30, 2016 from 63.7% of our total revenues in the year ended September 30, 2015. The decrease in cost of sales was primarily attributable to the decrease in revenue from both software business and wireless system solutions business.

Cost of sales for software decreased by 34.4% to approximately $0.04 million in the year ended September 30, 2016 from approximately $0.06 million in the year ended September 30, 2015, representing 4.0% and 1.1% of our total cost of sales and 64.5% and 44.9% of our software revenue in the fiscal years ended September 30, 2016 and 2015, respectively. Cost of sales for wireless system solutions decreased by 82.9% to approximately $0.9 million in the year ended September 30, 2016 from approximately $5.6 million in the year ended September 30, 2015, representing 96.0% and 98.9% of total cost of sales and 83.9% and 64.0% of wireless system solution revenues in the fiscal years ended September 2016 and 2015, respectively.

Gross Profit and Gross Margin

Our total gross profit decreased by 93.6% to approximately $0.2 million in the year ended September 30, 2016 from approximately $3.2 million in the year ended September 30, 2015. Our total gross margin was 17.1% and 36.3% in the years ended September 30, 2016 and 2015 of total revenue, respectively. This decrease of gross margin was primarily due to national slow-down economy, which resulted in the overall decrease in industry profit margin.

Our gross profit for software solution sales decreased by 70.7% to approximately $22,000 in the year ended September 30, 2016 from approximately $75,000 in the year ended September 30, 2015. Our gross margin for software solutions sales decreased to 35.5% in the year ended September 30, 2016 from 55.1% in the year ended September 30, 2015. Our gross profit for wireless system solution sales decreased by 94.2% to approximately $0.2 million in the year ended September 30, 2016 from approximately $3.1 million in the year ended September 30, 2015. Our gross margin for wireless system solution sales decreased to 16.1% in the year ended September 30, 2016 from 36.0% in the year ended September 30, 2015, which is partially attributable to the lower margin of some of the wireless projects.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 12.4% to approximately $0.13 million in fiscal year 2016 from approximately $0.15 million in fiscal year 2015, and represented 11.2% and 1.7% of our revenue for the years ended September 30, 2016 and 2015, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market and the decreased labor cost. The lower demand for software solutions products is caused by the fact that most of our clients in our business sectors are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, less clients in such nature were inclined to buy value-added software solutions.

General and Administrative Expenses

Our general and administrative expenses decreased by 42.9% to approximately $1.9 million in fiscal year 2016 from approximately $3.4 million in fiscal year 2015, and represented 160.8% and 38.0% of our revenue for the years ended September 30, 2016 and 2015, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The decrease in general and administrative expenses was mainly due to the decrease in bad debt expense, and we reduced the related labor cost.

Research and Development Expenses

Our research and development expenses decreased 80.9% to approximately $0.06 million in fiscal year 2016 from approximately $0.3 million in fiscal year 2015, and represented 4.6% and 3.3% of our revenue for the years ended September 30, 2016 and 2015, respectively. Research and development expenses consist primarily of compensation and benefit expenses relating to engineers in our research and development center, materials cost in research and development activities relating to our research and development center. The decrease in research and development expenses was mainly because the Company intended to decrease the expenses under an unsatisfied business condition.

Loss from Operations

We incurred a loss of $1.9 million in the year ended September 30, 2016, a 219.7% increase in such a loss from approximately loss of $0.6 million in the year ended September 30, 2015. The increase in loss from operations was mainly due to significantly lower revenues from software solutions and wireless system solutions business.

Net Income (Loss)

We incurred a net loss of $0.2 million in the year ended September 30, 2016 as compared to net income of approximately $1 million in the year ended September 30, 2015. Basic and diluted loss per share was $0.11 in the year ended September 30, 2016, compared to income per share $0.73 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2016 and 2015, respectively.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2016, we had a working capital of approximately $2.7 million, including cash of approximately $1.2 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2015	2014	2013
	($ in Thousands)
Net cash provided by (used in) operating activities	$(780)	$2,366	$258
Net cash provided by (used in) investing activities	(22)	1	(137)
Net cash used in financing activities	(690)	(3,714)	(2,077)
Effect of exchange rate fluctuation on cash and cash equivalents	(12)	(76)	(9)
Net decrease in cash and cash equivalents	(1,504)	(1,423)	(1,965)
Cash and cash equivalents, beginning of year	2,743	4,166	6,132
Cash and cash equivalents, end of year	1,239	2,743	4,166

Operating Activities

Net cash used in operating activities was approximately $0.8 million for the year ended September 30, 2016 as compared to $2.3 million net cash provided by operating activities the year ended September 30, 2015. During 2016, the Company had a net loss of $0.2 million compared to $1 million for the last year, depreciation and amortization decreased $1 million. In addition, the Company’s inventory decreased to $0.07 million from $2 million and there was nil unbilled revenue compared to $5 million in the prior year.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2016 was approximately $22,000 as compared to net cash provided by investing activities of approximately $1,000 for the year ended September 30, 2015. The cash used in investing activities in 2016 was mainly due to the purchase of property and equipment.

Financing Activities

Net cash used in financing activities during the fiscal year of 2016 was approximately $0.7 million as compared to $3.7 million for the fiscal year of 2015. The decrease is due to Company lent less loans to related companies compared to last year.

  As a result of the total cash activities, our net cash decreased by approximately $1.5 million from September 30, 2015 to September 30, 2016 and to approximately $1.4 million from September 30, 2014 to September 30, 2015.

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

Contractual Obligations

As of September 30, 2016, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.9 million loss, $0.7 million loss and $0.04 million loss for years ended September 30, 2016, 2015 and 2014, respectively. We translated balance sheet amounts with the exception of equity at September 30, 2016, 2015 and 2014 at RMB 6.6702, RMB 6.3683 and RMB 6.1547 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2016, 2015 and 2014 were RMB 6.5321, RMB 6.648 and RMB 6.1425 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future upward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, Chinese consumer price index in December 2012 was 2.5% higher than that of the same period in 2011. The consumer price index increased 2.6% from January to December, 2012. In 2013, the average consumer price index increase rate was 2.6%. In 2014 and 2015, the average consumer price index increased rate was 2.0% and 1.5%. respectively. In 2016, the average consumer price index increased rate was1.2%. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

Recently Issued Accounting Standards

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.In August, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment defers the effective date of ASU No. 2014-09 for all entities for one year. The guidance in ASU 2014-09 will now apply to public business entities, certain not-for-profit entities, and certain employee benefit plans from annual reporting periods beginning December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods after December 31, 2016, including interim reporting periods with that reporting period.

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

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This update is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company does not anticipate the adoption of this ASU will have a significant impact on its consolidated financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in ASU No. 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases (FAS 13). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share Based Payment Accounting, to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-09 on its consolidated financial statements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2016, 2015 and 2014, we spent $56,654 $288,214 and $202,481, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. Since China Mobile offered 4G to subscribers from December 18, 2013. It was followed by China Unicom and China Telecom, the country's other two major carriers. China Mobile 4G customers has exceeded 400 million by the end of October in 2016. The move greatly boosted business for telecom equipment makers and a range of other companies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2016, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Tao Li	51	Chairman
Peng Zhang	49	Chief Executive Officer
Li Wu	54	Chief Financial Officer
Lili Dong(1)(2)(3)	56	Independent Director
Xianyun Zhang (1)(2)(3)	52	Independent Director
Junwei Wang (1)(2)(3)	41	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

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

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2016, we paid an aggregate of approximately $41,387 in cash compensation to our executive officers and an aggregate of approximately $104,112 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2016, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

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

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2016, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

Our audit committee is responsible for, among other things:

●	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

●	an annual performance evaluation of the audit committee;

●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

●	ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

●	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

●	reviewing and approving all proposed related party transactions;

●	reviewing our policies with respect to risk assessment and risk management;

●	meeting separately and periodically with management and our independent auditor; and

●	reporting regularly to our board of directors.

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

Our compensation committee is responsible for, among other things:

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

●	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

●	providing annual performance evaluations of the compensation committee.

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

Our nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

●	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself; advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing cheques, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

D.  EMPLOYEES.

As of September 30, 2016, we had a total of 49 full-time employees, including 10 in research and development, four in sales and marketing and the rest in a variety of other divisions. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 21, 2016 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 21, 2016. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 21, 2016 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on December 21, 2016.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	672,676	(1)	47.9%
Li Wu	Chief Financial Officer, Director	10,676	(2)	*
Peng Zhang	Chief Executive Officer	3,500	(3)	*
Lili Dong	Independent Director	1,000	(4)	*
Xianyun Zhang	Independent Director		0	*
Junwei Wang	Independent Director		0	*
All directors and executive officers as a group (6 persons)				48.92%
5% Shareholders
Hu Gao	n/a	125,432	(5)	8.9%
SCGC Capital Holding Company Limited	n/a	106,071	(6)	7.5%
Xuetao Chen	n/a	88,398	(7)	6.3%

*	Less than 1%.

	(1)	Represents (i) 68,864 ADSs owned by Mr. Li and (ii) 603,811.6 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)	Represents (i) 4,375.4 ordinary shares held of record by Ms. Wu and (ii) 6,300.7 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

(3)	Represents (i) 875 ordinary shares held of record by Mr. Zhang, and (ii) 2,625.3 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents options to purchase 1,000 ordinary shares exercisable within 60 days.

(5)	Represents ADSs owned by Silver Avenue Overseas Inc., a British Virgin Islands company, which are beneficially owned by Hu Gao.

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

On September 30, 2010, Kingtone Information entered into a lease agreement with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of CGA, pursuant to which Jinong rents 360 square meters of office space from Kingtone Information.  The lease provides for a two-year term effective as of July 1, 2010 with monthly rent of RMB10,800, or approximately $1,600. On June 29, 2012, Kingtone Information renewed the lease agreement with Jinong for the monthly rent of US$3,867 (RMB24,480) for a two-year term starting from July 1, 2012. From July 1, 2014 to June 29, 2016, the monthly rent was US$3,977 (RMB24,480). On June 29, 2016, the lease was renewed with Jinong with the same monthly rent in the prior term for another two-year term from July 1, 2016.

As of September 30, 2016, we had the outstanding loans as listed below. Each entity is indirectly owned and controlled by Mr. Tao Li, our Chairman. The Company provided short-term financing to such parties:

As of September 30, 2016, we had an outstanding loan of approximately $44 thousand to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd., which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $83 thousand during the past three years. The loan was the unsecured rental expense, interest free and payable on demand.

As of September 30, 2016, we had an outstanding loan of approximately $1.8 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd. (the “Group Company”), which was 66% indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years. This loan was an unsecured verbal agreement and bearing no interest, which provided one-year term starting from January 1, 2016.

On November 1, 2013 and August 10, 2015, the Company entered into loan agreements with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was 74% indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provides $1.8 million and $2.7 million to Xinrong for its normal business operations. The largest amount of each outstanding loan was $1.8 million and $2.7 million since such a loan was made which was also the outstanding loan amount as of September 30, 2016 and 2015, respectively. Each of the unsecured loans was interest free for a three-year term and five-year term, respectively.

Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”) amended the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by adding Section 13(k) that contains certain provision making it unlawful for any issuer, “directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan (emphasis added) to or for any director or executive officer (or equivalent thereof) of that issuer.”

The loans the Company lent to the Group Company and Xinrong as referenced above (the “Loans”) should not be considered prohibited under Section 402 because they are not “personal loans” as the statute defines and they are not related to the concerns the statute was designed to address. Consequently, the Company believes the Loans comply with Section 13(k) of the Exchange Act. The Sarbanes-Oxley loan provision as cited above prohibits only “arrange for the extension of credits” “in the form of a personal loan” to directors and executive officers. A loan made to a company controlled by an executive officer or director would be prohibited by Section 402 if made primarily for the executive officer’s or director’s personal benefit. In contrast, if such a loan is made primarily for legitimate business purposes of the borrowing company (other than compensation of the controlling executive officer or director), it should not be prohibited by Section 402.

In our case, the Company lent a total of $5.7 million to its affiliate companies (the “Borrowers”) which are two information technology developers. The Borrowers are going to apply the Loans to advance their businesses. In return, when the Borrowers grow and cumulate funds, they will support the Company to seize its chance when the Company identifies suitable business opportunities and demands large working capital. It is common practice in China that affiliated companies make loans to each other to achieve business development when funds are available in one entity but are in demand in another entity. Therefore, we believe the Loans are not “personal loans” because the primary purpose of the Loans, from the perspective of the Company, is to advance the business of the Company, as oppose to benefiting the directors of the Company.

The proceeds of the loans to “Xinrong”, an information technology developer, were used to research and develop certain application for a police geographic detection system. Once the project is completed, this technology could be shared by Kingtone Information given we had provided Xinrong the funding support. Xinrong, who otherwise has no obligation to share the technology with us, will provide us necessary technology support in return. The terms for the loans are three years and five years but the parties both understand that if the project is completed earlier than expected, the loans could be repaid to us earlier. In addition, if we demand the early repayment, Xinrong should honor such a demand. The loans are interest free so that sufficient consideration is given to Xinrong to provide us with the technology support we need. Mr. Tao Li indirectly owns 74% of Xinrong but the other shareholder is not a shareholder of the Company.

The proceed of the loan made to Group Company was for the marketing expenses of the Group Company. The Group Company has reached out to more clients and it otherwise has no obligation to cross-sell to Kingtone Information its clients who may need Kingtone Information’s products. With the loan from us, the Group Company could refer their clients to Kingtone Information so that our market share may expand faster than we develop it from scratch. The terms of the loan is for five years but early repayment is permitted. Furthermore, if we demand the early repayment, the Group Company should honor such a demand. Mr. Tao Li owns 66% of the Group Company. The other shareholders of the Group Company are not shareholders of the Company.

When Sarbanes-Oxley loan provisions were put into legislation, among the reasons identified were concerns over the use of company funds to provide personal financing to insiders. Here, Chairman of the Company, who controlled the Borrowers did not get any personnel benefits from the Loans. The Loans are made on a company to company basis and for legitimate business purposes. Consequently, we believe the Loans comply with Section 13(k) of the Exchange Act.

On January 17, 2017, the Borrowers repaid a total of $4.4 million to the Company.

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

B.  SIGNIFICANT CHANGES.

Except as otherwise set forth in annual report, there have been no significant changes since September 30, 2016, the date of the financial statements in this annual report.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High	Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2016	13.85	1.60
2015	7.88	2.02
2014	16.74	1.95
2013	3.80	0.20
2012	1.14	0.20
Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2016
Fourth Quarter	7.8	4.12
Third Quarter	13.85	1.60
Second Quarter	3.43	2.19
First Quarter	3.59	2.05

2015
Fourth Quarter	4.85	2.73
Third Quarter	7.69	3.35
Second Quarter	7.39	3.00
First Quarter	5.25	2.40

Monthly Highs and Lows (for the most recent six months)
December 2016	5.56	4.15
November 2016	7.48	4.12
October 2016	7.80	4.31
September 2016	8.88	5.74
August 2016	8.8	4.99
July 2016	13.85	1.60

* The Company effected a 1-for-10 reverse stock split of its ordinary shares on November 6, 2012 (the “Reverse Split”). The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one ordinary share post the Reverse Split. The price listed here after November 6, 2012 reflected the effect from the Reverse Split.

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

Policies to Encourage the Development of Software and Integrated Circuit Industries

The 2000 Software Encouragement Policies encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The 2000 Software Encouragement Policies encourage such development through various methods, including:

●	Encouraging venture capital investment in the software industry and providing or assisting software enterprises to raise capital overseas;

●	Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced enterprise income tax rates;

●	Providing government support, such as government funding in the development of software technology;

●	Providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

●	Taking various strategies to ensure that the software industry has sufficient expertise; and

●	Implementing measures to enhance intellectual property protection in China.

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

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2016, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.9 million and $0.7 million as of September 30, 2016 and 2015, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2016 at RMB 6.6702 to $1.00 as compared to RMB 6.3638 to $1.00 at September 30, 2015. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2016 and September 30, 2015 were RMB 6.5321 and RMB6.1648 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2016 was 2.0% higher than that of the same period in 2015.China consumer price index in December 2015 was 4.8% higher than that of the same period in 2014. China consumer price index in December 2014 was 3.3% higher than that of the same period in 2013. China consumer price index in December 2013 was 2.5% higher than that of the same period in 2012. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds.

We completed our initial public offering on May 14, 2010 (the “IPO”), which generated net proceeds of approximately $14.6 million. For the period from the completion of the IPO to September 30, 2016, the end date of the latest fiscal year, our use of the IPO net proceeds is as following: we used approximately $1.6 million for our research and development, which consisted primarily of compensation and benefit expenses to engineers in our research and development center and material cost in research and development activities; approximately $3.2 million for our general and administrative expenses, which consisted of listing fees, compensation to management and related agent fees; approximately $3.3 million our selling and marketing expenses, which consisted primarily of compensation and benefit expenses to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. While we had been exploiting suitable opportunities for our growth, as the macro-economy has been slowing down in China, we have not extended more investment into our product development, instead, we had made certain loans to certain affiliate companies, as disclosed under Item 7B and Note 7 to the financial statement contained elsewhere in this report. As of September 30, 2016, the total amount of these loans was $6.2 million, among which $4.7 million are from the IPO net proceeds. As these companies are information technology developers, with the approval of our audit committee, we temporarily applied such portion of the IPO net proceeds to them in the belief they would return favor to us in the future while we continue the search for the suitable business opportunities. Lastly, as of September 30, 2016, we had a total of approximately $1.2 million cash in hand.

The use of proceeds described above represents a material change in the use of proceeds described in our prospectus in connection with the IPO where the following use of proceeds was planned:

●	$6.6 million for product development;
●	$4.6 million to expand research and development center;
●	$4.0 million to develop customer relations management (CRM) systems; and
●	the balance of $3.2 million for working capital.

The changes are primarily a result of the changing macro-economic environment and the business judgment made by our management. We plan to terminate our related party loans once we identify any business opportunities that require additional funds, such as any right direction for product development, customer relations management (CRM) systems development, or the expansion of research and development center. On January 17, 2017, the related parties repaid us a total of $4.4 million.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of September 30, 2016, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2016 was not effective because of the following material weakness:

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2016 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by BDO China Shu Lun Pan Certified Public Accountants LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $105,500 for each of the fiscal year ended September 30, 2016 and 2015.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2016. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

January 18, 2017

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

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the consolidated financial statements, the Company has incurred negative cash flows from operative activities, and net losses. The Company’s viability is dependent upon its ability to obtain future financing and the success of its future operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, the People’s Republic of China

January 18, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2014, and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/ KCCW Accountancy Corp.

Diamond Bar, California

January 15, 2015

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2016	2015
ASSETS

Current assets
* Cash and cash equivalents	$1,239	$2,743
* Accounts and Notes Receivable, net of allowance	4,243	4,428
* Accrued interest	385	-
* Due from related companies	6,152	-
* Inventories, net	90	166
* Other receivables and prepayments	225	152
Total Current Assets	12,334	7,489

Non-current assets
Due from related companies		5,739
* Property and Equipment, net	10,863	11,895
* Intangible assets	527	571
Total Assets	$23,724	$25,694

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
* Accounts payable	$1,277	$2,067
* Advances from customers	381	392
* Other payables and accruals	195	155
* Taxes payable	1,406	1,551
* Amounts due to related parties	-	-
* Dividend payable	775	812
Total Current Liabilities	4,034	4,977

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2016 and 2015, respectively)	14	14
* Additional paid in capital	22,233	22,233
* Appropriated retained earnings	2,060	1,615
* Unappropriated retained earnings	(7,227)	(6,622)
* Accumulated other comprehensive income	2,610	3,477
Total Shareholders' Equity	19,690	20,717
Total Liabilities and Shareholders' Equity	$23,724	$25,694

See notes to the consolidated financial statements

*All of the VIE’s assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 3).

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2016	2015	2014

Revenues
Software	$62	$136	$187
Wireless system solution	1,130	8,683	5,999

-Third Party	1,130	8,683	5,999
Total revenues	1,192	8,819	6,186

Cost of sales
Software	40	61	103
Wireless system solution	948	5,557	4,119

-Third Party	948	5,557	4,119
Total cost of sales	988	5,618	4,222

Gross profit	204	3,201	1,964

Operating expenses
Selling and marketing expenses	134	153	364
General and administrative expenses	1,917	3,355	1,940
Research and development expenses	55	288	202
Total Operating expenses	2,106	3,796	2,506
Loss from operations	(1,902)	(595)	(542)

Other income (expense)

Interest income	400	29	32
Loss of net investment in sales-type leases	-	-	-
Other income, net	1,342	1,593	509
- Related party	6	45	44
-Third Party	1,336	1,548	465
Total other income, net	1,742	1,622	541
Income (Loss) before income tax expenses	(160)	1,027	(1)
Income tax expenses			-
Net Income (Loss)	$(160)	$1,027	$(1)
Other comprehensive income
Foreign currency translation loss	(867)	(686)	(38)
Comprehensive income (loss)	$(1,027)	$341	$(39)

Income (Loss) per ordinary share:
Basic and Diluted	$(0.11)	$0.73	$(0.00)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares			Additional	Appropriated	Unappropriated	Accumulated other	Total '
	Ordinary shares	Amount	Paid-in capital	paid-in Capital	retained earnings	retained earnings	comprehensive income	Stockholders Equity
Balance as of September 30, 2013	1,405,000	14	-	22,233	1,615	(7,648)	4,199	20,413
Net loss for the year	-	-	-	-	-	(1)	-	(1)
Foreign currency translation loss	-	-	-	-	-	-	(36)	(36)
								-
Balance as of September 30, 2014	1,405,000	14	-	22,233	1,615	(7,649)	4,163	20,376
Net income for the year	-	-	-	-	-	1,027	-	1,027
Foreign currency translation loss	-	-	-	-	-	-	(686)	(686)
Balance as of September 30, 2015	1,405,000	14	-	22,233	1,615	(6,622)	3,477	20,717
Net loss for the year	-	-	-	-	-	(605)	-	(605)
Appropriated retained earnings					445			445
Foreign currency translation loss	-	-	-	-	-	-	(867)	(867)
Balance as of September 30, 2016	1,405,000	14	-	22,233	2,060	(7,227)	2,610	19,690

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2016	2015	2014
Cash flows from operating activities
Net income (loss)	$(160)	$1,207	$(1)
Depreciation and amortization	538	608	600

Bad debt expense	(8)	1,405	-

Changes in operating assets and liabilities
Accounts and notes receivable	(22)	(1,163)	(322)
Accrued interest	(393)
Unbilled revenue	-	4,967	1,046
Other receivables and prepayments	(73)	917	1,020
Inventories	70	1,967	(1,458)
Tax payable	(75)	330	(270)
Accounts payable	(709)	269	265
Advance from customers	8	(7,947)	(683)
Other payables and accruals	44	(14)	61
Net cash (used in) provided by operating activities	(780)	2,366	258

Cash flows from investing activities
Payment to purchase property and equipment	(66)	(27)	(168)
Proceeds from disposal of property and equipment	44	28	31
Net cash (used in) provided by investing activities	(22)	1	(137)

Cash flows from financing activities
Repayment to related party	-	(3)	-

Payment in loan to related companies	(690)	(3,711)	(2,077)
Net cash used in financing activities	(690)	(3,714)	(2,077)

Effect of exchange rate changes on cash and cash equivalents	(12)	(76)	(9)

Net decrease in cash and cash equivalents	(1,504)	(1,423)	(1,965)
Cash and cash equivalents at beginning of year	2,743	4,166	6,132
Cash and cash equivalents at end of year	$1,239	$2,743	$4,166

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$105,409	$-	$-
Noncash operating activities:
The write-offs of allowance for doubtful accounts of account receivable	$-	$-	$132,000

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

NOTE 2. Going Concern

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended September 30, 2016, the Company has incurred significant operating losses and net operating cash outflow for 2016 was $780 thousand. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management’s Plan to Continue as a Going Concern

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining contracts with higher gross margin, (2) proceeds from the related party loans lent to its related parties, and (3) short-term or long-term borrowings from banks, stockholders or other party (ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually to secure other sources of financing and attain profitable operations.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2016 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its’ VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$” or “U.S. dollars”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiaries, Softech and Kingtone Information, is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company’s PRC subsidiaries which are prepared using RMB, are translated into Company’s reporting currency, the “U.S. dollar”. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The exchange rates applied are as follows:

	2016	2015	2014
RMB exchange rate at balance sheets dates,	6.6702	6.3638	6.1547
Average RMB exchange rate for each period	6.5321	6.1648	6.1425

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2016 and 2015, respectively.

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

The Company generally provides wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods generally range from two months to one year in length. The Company recognizes income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the ASC No. 605-35 “ Construction-Type and Certain Production-Type Contracts ”. When Kingtone Information can make reasonable estimate contract cost and the contract with long-term contract period, Kingtone Information will base on percentage-of-completion method to recognize revenue.

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

(o) Taxation

a)	Income tax

i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2016, 2015 and 2014. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).	The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC reduced from 33% of to 25%, and applies to both domestic and foreign invested enterprises.

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In September 2014, Kingtone Information is verified as a “high-technology enterprise” until 2017 and therefore it has benefited from the preferential tax rate of 15%. The effective tax rate was 0% due to the operating loss during the fiscal year of 2016.

	For the years ended September 30,
	2016	2015	2014
PRC federal statutory tax rate	15%	15%	25%
Income (Loss) before tax	(160)	1,027	(1)
NOL carrying forward	160	(1,027)	1
Computed expected income tax expense	-	-	-
Non-deductible expenses	-	-	-
Effect of tax holidays	-	-	-
Income tax expenses	-	-	-

The tax authority of the PRC conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. The loss of $160,000 will carry forwards for the next five years.

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

c)	Uncertain tax positions

The Company adopted ASC No. 740-10 Income Taxes, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2016, 2015 and 2014, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

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

The Company adopted ASC No. 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC No. 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

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

The Company does not have level 2 or level 3 financial assets or liabilities.

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

(t) Significant risks

Credit risk

Credit risk
Financial instruments	For the years ended September 30,
	2016	2015
Financial institutions located in the PRC	490,819	1,652,507
Financial institutions located in Singapore	748,517	1,090,892
	1,239,336	2,743,399

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30, 2016 and September 30, 2015, US$490,819 and US$1,652,507, respectively, were deposited with major financial institutions located in the PRC. The decrease was mainly attributable to the loan to Xi’an Techteam Investment Holdings (Group) Co., Ltd incurred in 2016, amounting to $0.6 million. As of September 30, 2016 and September 30, 2015, US$748,517 and $1,090,892, respectively, were deposited with major financial institutions located in Singapore. The decrease was primarily due to the fact Topsky paid the director salary, professional fee and other general expenses in 2016, amounting to $392,690. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated an Enterprise Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Enterprise Bankruptcy Law. Therefore, under the Enterprise Bankruptcy Law, a Chinese bank may theoretically go into bankruptcy. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the Chinese banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or any other China foreign exchange regulatory body which require certain supporting documentation in order to affect the remittance.

In addition, any significant revaluation of RMB may have a material adverse effect on our financial condition. For example, starting from the second half year of 2015, RMB started to depreciate vs. U.S. dollars and the trend continued in the beginning of year 2016, which caused our assets depreciated accordingly while we translated our balance sheet from RMB into U.S. dollars. The whole year revenue and net income were also negatively impacted by RMB depreciation.

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

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This update is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company does not anticipate the adoption of this ASU will have a significant impact on its consolidated financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in ASU No. 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases (FAS 13). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share Based Payment Accounting, to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-09 on its consolidated financial statements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU No. 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its consolidated financial statements.

NOTE 4. VARIABLE INTEREST ENTITIES

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

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30, 2016 and 2015.:

	As of September 30,
	2016	2015
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$491	$1,653
Accounts and notes receivable, net of allowance	4,244	4,426
Unbilled revenue	385	-
Amounts due from related companies	6,152	5,739
Inventories	90	166
Other receivables and prepayments	95	152
Total Current Assets	11,457	12,136
Non-current assets
Property and equipment, net	10,863	11,895
Intangible assets	527	571
Total Assets	$22,846	$24,602

LIABILITIES
Current liabilities
Accounts payable	$1,277	$2,067
Advances from customers	381	392
Other payables and accruals	96	56
Taxes payable	1,406	1,551
Amounts due to related party	-	-
Dividend payable	775	812
Total Current Liabilities	3,935	4,877
Total Liabilities	$3,935	$4,877

	For the years ended September 30,
	2016	2015	2014
	US$(’000)	US$(’000)	US$(’000)
Revenue	$1,192	$8,819	$6,186
Net Income	$299	$1,527	$505

Parent-only Schedule

The management believes Schedule I (Condensed Financial Information of Registrant) is not required because the amount of restricted net assets of our PRC subsidiaries and VIE’s as a result of the statutory reserve required to be maintained was $2.1 million or 10% of the Company’s total consolidated net assets as of September 30, 2016, which is less than 25%. Therefore, the Company decided the parent company schedule information is not required to be presented under Rule 5-04 of Regulation S-X.

One of our wholly owned subsidiaries and the VIE are corporations incorporated under the laws of the PRC and subject to the PRC laws and regulations. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiary and VIE in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC Generally Accepted Accounting Principles, or the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in registered capital of the respective company. As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIE are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The amount of such restricted net assets for all PRC subsidiaries and VIE’s was $2.1 million or 10% of the Company’s total consolidated net assets as of September 30, 2016.

The Company performed the evaluation to identify any circumstances where third parties may limit its subsidiary’s or VIE’s ability to loan, advance or dividend funds to the parent including going through the loan agreements its subsidiary or VIE entered into with third parties and did not find such restrictions contained in the agreements.

There are no other specific third party restrictions on the ability of the Company’s subsidiary or VIE to transfer funds outside of the entity. As a result, there are no other restricted net assets as such term is defined under Rule 4-08(e) (3) of Regulation S-X.

NOTE 5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Accounts receivable	$4,595	$4,707
Less: allowance for doubtful accounts	(352)	(369)
Accounts receivable, net	4,243	4,338
Notes receivable		90
Total accounts and notes receivable	$4,243	$4,428

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Balance at the beginning of the year	$(369)	$(395)
Bad debt expense	17	26
Write offs	-	-
Balance at the end of the year	$(352)	$(369)

For the year ended September 30, 2016, the Company had made US$0.4 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible. For the year ended September 30, 2015, the Company had made US$0.4 million allowance for doubtful accounts and charged to bad debt expenses since these accounts receivable were non-collectible.

There was no notes receivable for the year ended September 30, 2016 and there was $90,000 notes receivable for the year ended September 30, 2015.

As of September 30, 2016 and 2015, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company's allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)

Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd	44	47
Xi'an Tech Team Investment Holdings (Group) Co., Ltd.	1,823	1,200
Xi’an Xinrong Engineering and Industry (Group) Co., Ltd	4,285	4,492
Total	$6,152	$5,739

All the entities referred to above are indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided short-term financing to such parties.

As of September 30, 2016, we had an outstanding loan of approximately $44 thousand to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $83 thousand during the past three years. The loan was the unsecured rental expense with interest free and payable on demand.

As of September 30, 2016, we had an outstanding loan of approximately $1.8 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd, which was 66% indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years. This loan was under an unsecured verbal agreement and bearing no interest, which provided five year term starting from December 28, 2014.

On November 1, 2013, and on August 10, 2016, the Company lent a loan to Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was 74% indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provides $1.8 million and $2.7 million to Xinrong for its normal business operations. The largest amount of the outstanding loan amount since the loan was made which was also the amount outstanding as of September 30, 2016 was $1.8 million and $2.7 million, respectively. The unsecured loan was interest free for a three-year term and a five year term, respectively.

NOTE 7. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Raw material	$-	$
Finished goods	45	72
Project-in-progress	45	94
Total	$90	$166

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2016 and 2015, the Company determined that no allowance for obsolescence was necessary.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Advances to employees	$-	$16
Deposits on projects	22	20
Prepayment to suppliers	24	69
Others	49	47
Total	$95	$152

The decrease in advances to employees was due to decreased amount advanced to certain employees for operating activities of the Company, including purchasing raw materials, manufacturing, distributing, advertising and shipping the products. as of September 30, 2016.

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Buildings and improvements	$14,204	$14,888
Vehicles	378	335
Other equipment and devices	296	348
Total property and equipment	14,878	15,571
Less: accumulated depreciation	(4,016)	(3,676)
Property and equipment, net	$10,863	$11,895

For the years ended September 30, 2016, 2015 and 2014, depreciation expenses were US$534,377, US$615,000 and US$$574,719, respectively.

NOTE 10. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Land-use rights	$636	$666
Less: accumulated amortization	(109)	(95)
Intangible assets, net	$527	$571

Amortization expenses for the years ended September 30, 2016, 2015 and 2014 were US $18,421, US $19,932 and US$20,004 respectively. Estimated amortization expense relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$(’000)
September 30, 2017	$20
September 30, 2018	20
September 30, 2019	20
September 30, 2020	20
September 30, 2021	20
Thereafter	471
Total	$571

NOTE 11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Payable to third-party suppliers	$1,277	$2,067
	$1,277	$2,067

The decreased in account payable was mainly due to the decreased amount of inventory purchase, which was result of less new projects signed during the year ended September 30, 2016.

NOTE 12. ADVANCE FROM CUSTOMERS

Advance from customers consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Advance from third-party customers	$381	$392
	$381	$392

NOTE 13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Accrued employee benefits	$44	$53
Other payables	152	102
Total	$195	$155

NOTE 14. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Enterprise income tax payable	$319	$437
Individual income tax	497	511
Other taxes payable	590	603
Total	$1,406	$1,551

NOTE 15. DIVIDEND PAYABLE

	As of September 30, 2016	As of September 30, 2015
	US$(’000)	US$(’000)
Dividend due to shareholders	$775	$812
	$775	$812

In fiscal year 2009 the shareholders of Kingtone information made a resolution to appropriate US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the remaining shareholders.

NOTE 16. RELATED PARTY TRANSACTIONS

1.       Office Rental

For the year ended September 30, 2009, Kingtone Information, the VIE leased its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of China Green Agriculture, Inc. (“CGA”) starting from July 1, 2010 Our Chairman Tao Li is also Chairman and President of CGA. The monthly rent was US$3,867 (RMB24,480) for a two-year term starting from July 1, 2012 to June 30, 2014. From July 1, 20124 to June 29, 2016, the monthly rent was US$3,977 (RMB24,480). On June 29, 20142016, the lease was renewed with Jinong for a monthly rent of US$3,977 (RMB24,480) with the same monthly rent in the prior term for another two-year term from July 1, 2016

	For the years ended September 30,
	2016	2015	2014
	US$(’000)	US$(’000)	US$(’000)
Total rental income	$44,972	$44,852	$47,820

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined gross floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

2.       Short-Term Loans

The short-term loans between the Company and its related parties are disclosed under Note 6 to the consolidated financial statements herein.

NOTE 17. MAJOR CUSTOMERS AND VENDORS

One customer accounted for 21%, 65% and 77% of total sales for the years ended September 30, 2016, 2015 and 2014, respectively. The outstanding accounts receivable balance for this customer was 49%, 36% and 10% of the total accounts receivable balance as of September 30, 2016, 2015 and 2014, respectively.

Two vendors accounted for over 10% of the total purchases for the years ended September 30, 2016, 2015 and 2014, respectively.

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

In 2009, each of our executive officers entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. In 2015, certain of our executive officers have renewed the employment agreement for 5 years ending in 2019. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by a 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminates his or her employment without any of the above causes. The details of the term and annual salary of our executive officers are as below:

Name	Title	Annual Base Salary (in RMB with US$ equivalence)		Term
Peng Zhang	Chief Executive Officer	RMB 180,000	$28,285	Till 2019
Li Wu	Chief Financial Officer	RMB 132,000	$20,742	Till 2019
Wei Zhang	Executive President	RMB 120,000	$18,857	Till 2019
Xiang Bu	Manager	RMB 120,000	$18,857	Till 2019
Zhenyu Chen	Manager	RMB 120,000	$18,857	Till 2019

NOTE 19. SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company's business, its board of directors and its shareholders approved and adopted an Omnibus Incentive Plan in April 2010 (the "2010 Plan"). Under the 2010 Plan, the Company may grant options or restricted award to its employees, directors and consultants to purchase an aggregate of no more than 1,500,000 ordinary shares (on a pre-Reverse Split basis) of the Company, subject to different vesting requirements. The 2010 Plan is administered by the Compensation Committee (the "Plan Administrator"). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

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

The Company did not grant any equity awards for the year ended September 30, 2016 and 2015.

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

(* there was no trading on the grant date, this represented initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were US$0, US$0 and US$2,000 for the years ended September 30, 2016, 2015 and 2014, respectively.

The Company records share-based compensation expense for restricted shares granted to non-employees in exchange for services at fair value as of the grant date which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0, US$0 and US$0 for the years ended September 30, 2016, 2015 and 2014, respectively.

The following table summarizes outstanding options as of September 30, 2016, related weighted average fair value and life information, options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2016	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of September 30, 2016	Weighted Average Exercise Price
$40.00	12,334	$18.9	3.62	12,334	$18.9

A summary of option activity under the employee share option plan as of September 30, 2016 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2015	12,334	$40.00	4.62	-
Granted during the year	-	-	-	-
Forfeited during the year		-	-	-
Outstanding as of September 30, 2016	12,334	$40.00	3.62	-

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

As of September 30, 2016 and 2015, the Company had not appropriated any funds from its statutory reserves.

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

As of September 30, 2016, there were 1,405,000 ordinary shares issued and outstanding.

NOTE 22. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2016	2015	2014
Numerator used in basic net income per share:
Net Income (loss)	$(160,000)	$1,027,000	$(1,000)
Shares
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,405,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,405,000
Loss per ordinary share- basic and diluted	$(0.11)	$0.73	$(0.00)

As of September 30, 2016, the Company had zero restricted shares and 12,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income/loss per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

NOTE 23. SUBSEQUENT EVENT

On January 17, 2017, the related companies repaid a total of $4.4 million to the Company.

