Form 20-F
period 2017-09-30
Kingtone Wirelessinfo Solution Holding Ltd
filed 2018-02-09
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended September 30, 2017

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,405,000 Ordinary Shares, including 714,375 Ordinary Shares represented by 714,375 American Depositary Shares outstanding as of September 30, 2017. (The numbers reflected the effect from a 1-for-10 reverse split effective November 6, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Kingtone Wirelessinfo Solution Holding Ltd and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

●	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share;

●	References to a particular “fiscal” year, such as “fiscal 2017”, are to our fiscal year ended on September 30, of that year

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

The selected financial data for fiscal years 2017, 2016, 2015, 2014 and 2013 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated And Combined Statements of Operations and Comprehensive Income (Loss) Data

	For the Years Ended September 30,
	2017	2016	2015	2014	2013
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands, Except per Share Data)
Total revenues	$173	$1,192	$8,819	$6,186	$11,562
Cost of sales	349	988	5,618	4,222	10,544
Gross (loss) profit	(176)	204	3,201	1,964	1,018
Operating expenses:
Selling and marketing expenses	101	134	153	364	557
General and administrative expenses	1,471	1,917	3,355	1,940	2,805
Research and development expenses	-	55	288	202	249
Total operating expenses	1,572	2,106	3,796	2,506	3,611
Operating (loss) income	(1,748)	(1,902)	(595)	(542)	(2,593)
Interest income	289	400	29	32	79
loss of net investment in sales-type leases			-	-	(1,443)
Other income (expense), net	1,240	1,342	1,593	509	(1,176)
Income (Loss) before income tax expense	(219)	(160)	1,027	(1)	(5,133)
Income tax expenses			-	-	-
Net (loss) income	(219)	$(160)	$1,027	$(1)	$(5,133)
Other comprehensive income
Foreign currency translation gain(loss)	48	(867)	(686)	(38)	616
Comprehensive (loss) income	(171)	$(1,027)	$341	$(39)	$(4,517)
(Loss) Earnings per share:
Basic and Diluted	$(0.16)	$(0.11)	$0.73	$(0.00)	$(3.65)
Weighted average number of ordinary shares outstanding(1)
Basic and Diluted	1,405,000	1,405,000	1,405,000	1,405,000	1,405,000

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

Selected Consolidated and Combined Balance Sheets Data

	As of September 30,
	2017	2016	2015	2014	2013
	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	($ in Thousands)
Cash and cash equivalents	902	1,239	2,743	4,166	6,132
Total current assets	5,568	12,334	7,489	19,393	19,591
Total assets	23,001	23,724	25,694	32,894	33,581
Advances from customers	368	381	392	8,365	9,062
Dividend payable	777	775	812	840	842
Total current liabilities	3,482	4,034	4,977	12,518	13,168
Total shareholders’ equity	19,519	19,690	20,717	20,376	20,413
Total liabilities and shareholders’ equity	23,001	23,724	25,694	32,894	33,581

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

4.	the increased adoption of wired and wireless broadband access methods; and

5.	the proliferation of electronic devices such as handhelds and smart-phones and related applications; and

The Company had incurred negative cash flows from operative activities and net losses as of September 30, 2017. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended September 30, 2017, the Company had incurred significant operating losses and working capital deficit. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining contracts with higher gross margin, (2) proceeds from the related-party loans lent to its related parties, and (3) short-term or long-term borrowings from banks, stockholders or other parties when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of these plans.

We face intense competition from other software development and IT service companies and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software products and IT services, including wireless IT application products and solutions, is highly competitive and subject to rapid changes in technology. In fiscal year 2017, we faced significant competition from both established and emerging software companies which contributed to the decline in our revenues and we expect to continue to face significant competition in the future. In addition, our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. We believe the principal competitive factors in our markets are industry experience, quality of the products and services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

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

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by several factors. These factors include:

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

The contemplated assets exchange transaction is subject to several closing conditions including the NASDAQ approval and there is no guarantee that any of the closing conditions will meet.

As referenced under Section 10C Material Contracts section of this report, on January 25, 2018, the Company executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby the Company agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share (“Ordinary Shares”), (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

In order to consummate the contemplated transactions described above, the Company must obtain shareholders’ consent (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ must approve the contemplated transactions prior to consummation thereof. C Media has the right to terminate the AEA if the closing has not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018.

There is no assurance that the closing conditions of the transaction above would be satisfied and to the extent any of them fails to meet, the transactions may not close and there may be material negative impact on the Company and the value of the shares may be significantly impacted.

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

Our future success heavily depends upon the continued services of our senior executives and other key employees, particularly since we recently appointed a new chairman. Mr. Tao Li was chairman until his death on December 15, 2017. On December 21, 2017, the remaining directors of the board appointed Mr. Zhuoyu Li as chairman. During this time of transition, we will rely particularly on Mr. Peng Zhang, our chief executive officer, Ms. Li Wu, our chief financial officer. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

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

If we do not continually enhance our solutions and service offerings, we may have difficulty in retaining existing customers and attracting new customers.

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

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay the completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Some of the contracts with our customers do not have provisions setting forth limitations on liability for consequential damages. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2017, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of September 30, 2017. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. A large number of our engineers take vacation around the Chinese New Year holiday, which typically falls between late January and February of each year. The lack of man-hours during this holiday period usually leads to relatively lower revenues during the first calendar quarter. Due to the annual budget cycles of most of our customers, we may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our customers’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

Mr. Tao Li, our former Chairman, beneficially owned and had voting control over approximately 47.9% of our ordinary shares, and our officers and directors as a group beneficially own and have voting control over an aggregate of approximately 48.9% of our ordinary shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended September 30, 2017 and 2016, our five largest customers accounted for 97.7% and 46.1% of our total sales, respectively, and our largest customer - Hunan Huanan Photoelectricity Science & Technology Co., Ltd. accounted for approximately 23.9% of our total sales during for the fiscal year ended September 30, 2017. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of September 30, 2017 and 2016, our outstanding accounts receivable were $3.4 million and $4.2 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 64.3% and 72.6% of the total accounts receivable balance as of September 30, 2017 and 2016, respectively. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

We have no direct business operations, other than our ownership of our subsidiaries and our contractual control of Kingtone Information. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result, there may be limitations on the ability of our PRC subsidiaries to pay dividends or make other investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 26.8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2015. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar. In August 2015, the PRC Government devalued its currency by approximately 3%, representing the largest yuan depreciation for 20 years. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

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

Kingtone Information was incorporated in Xi’an, Shaanxi Province, as a company limited by stocks on December 28, 2001. When it was incorporated, it had a registered capital of RMB50 million and its name was Xi’an TechTeam Intelligent Technology Stock Co., Ltd. Kingtone Information increased its registered capital to RMB56,000,000 on June 16, 2008 and changed its name to the current name on November 5, 2003. Kingtone Information is majority-owned by Mr. Tao Li, our former chairman.

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

Mobile enterprise solutions are generally aimed at reducing processing times and facilitating the flow of information among people and systems. Mobile computing allows field workers to communicate and interact more efficiently with their central operations, and vice versa. Enterprises are able to capture more accurate and timely information, and to achieve major reductions in paperwork and administration. Mobile enterprise solutions can be used to put important data in the hands of field workers, thus improving decision-making and productivity in the field. They improve efficiency in everyday functions including work dispatch, sales, inspections, repairs, deliveries, tracking and scheduling. They can also be used within factory settings, where wireless data connections are used to improve central control and monitoring of production and automations systems. For example, we designed and implemented solutions for a PRC-based petroleum company that allows plant managers to wirelessly monitor its production lines from off-site or remote locations.

According to latest data from China's three mobile operators as quoted by Ministry of Industry and Information Technology on April 19, 2015, China, the world’s largest mobile phone market by subscribers, posted a 0.3 percent monthly increase in the number of mobile subscribers to 1.29 billion from 1.24 billion at February 20, 2014. The number of subscribers reached 1.24 billion in February 2014, up from 1.15 billion at ended of March 2013; it reached 1.15 billon at the end of March 2013, up from 1.11 billion at end-December 2012. The Chinese mobile market recorded the highest annual net additions with 135 million in 2012, up from 134 million in 2011, bringing the total to 1.11 billion. By the end of 2017, it is estimated that there will be 1.57 billion mobile subscribers in the country, representing a 114.0% penetration rate, with the growth rate averaging 7.2% between 2013 and 2017. It also forecasted the number of 3G/4G subscribers to increase to 768.7 million in 2017.

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

We typically act as a total solutions provider, packaging our software with various third-party hardware and related equipment. We are headquartered in Xi’an, China and sell our products widely throughout China.

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

The Chinese government has been gradually increasing its financial support for the development of the IOT. In April 2011, the Ministry of Finance and the MIIT promulgated the Interim Measures for the Management of Special Funds for the Development of the Internet of Things. The government earmarked over RMB 5 billion ($750 million) for IOT investment by 2015. China’s IOT market hit 500 billion ($80 billion USD) by 2015, and MIIT estimates it will double to RMB 1 trillion ($166 billion USD) by 2020.

Information Technology Development in China

The IDC study presents forecasts and analysis for the China IT services market for the period 2012-2017."China's focus on economic development could promote strong development in tertiary industries, especially the services industry. Technology development is an important focus in the economy. China's economic transformation leads to a strong need for IT services. According to an IDC report, revenue for the IT Services industry has been growing at an annualized rate of 8.4% over the past five years. In 2017, revenue is expected to total $144.4 billion, up 6.8% from 2016.. Although the IT services industry in China has a short history, it has been expanding quickly.

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

Strong development capability

We have taken advantage of the significant talent pool within the universities and research institutes in Xi’an China, where our operations are located, to establish a dedicated research and development team. As of September 30, 2017, we had 10 engineers dedicated to technology development and customer implementations. Our development engineers have diverse technical backgrounds and are led by experienced development practitioners. We have been able to track and incorporate the latest technologies into our software to continuously improve our core middleware platform and applications, and to develop new functionalities.

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

Joint efforts with Chinese wireless telecom carriers

We benefit from joint business development efforts with China Telecom, China Mobile and China Unicom. These wireless telecom carriers have a strategic interest in the advancement of the mobile enterprise in China. Our sales professionals work closely with those companies to access their large pools of corporate customers. Together we make joint presentations to candidate customers, where the carrier will provide the wireless network and we will provide the mobile enterprise solution. We have unwritten cooperative relationships with all three telecom carriers to co-promote next-generation mobile solutions for various other applications in China. In addition we have a formal co-marketing agreement with China Telecom to co-promote next-generation mobile solutions for law enforcement applications in Shaanxi province. For the year ended September 30, 2017, we completed a total of seven customer projects with the three telecom carriers. Typically under these arrangements, we jointly market our products and services for customer applications as customer’s contract with the telecom carrier with us providing our solutions to the customer and receiving our remuneration from the telecom carrier.

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

Our Products and Solutions

We use various combinations of our existing middleware software modules, together with custom application software that we develop, to create a complete mobile enterprise software solution. For some customers, we provide the mobile enterprise software solution only. For other customers, we provide a complete wireless system solution, including mobile enterprise software and all hardware (our own hardware in addition to third party hardware such as servers or wireless devices).

An example of our mobile enterprise software products is an insurance industry application that we developed with China Mobile. Our mobile enterprise software for this application enables an insurance company’s field personnel to receive their dispatch information and proceed accident reporting and claim processing while in the field. Form data is input electronically and high-resolution photos can be collected and filed wirelessly, from the accident site. For this application, we provide the software only, while China Mobile provides hardware and the network services.

Our mobile enterprise software consists of core middleware and a broad array of software applications. Our middleware serves as an intelligent platform that operates on top of our customers’ operating systems and management information systems. Our software applications can be integrated onto our middleware platform as well as attached mobile devices (mobile phones, PDAs, laptops, etc.) to perform essential tasks or extend our customers’ existing applications over wireless communications to fixed or mobile nodes. We have combined elements of both browser/server and client/server frameworks in our software design to allow for both reliable and flexible access by authorized personnel, at virtually anytime and from anywhere.

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

Our Hardware Products

Portable Video Server. Our portable video server for vehicles or individuals can be integrated into our overall solutions package or purchased separately to add live mobile video surveillance or transmission functions to our customers’ existing systems.

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

Tailoring Our Solutions

The engineers in our internal solutions implementation department develop the tailored mobile enterprise solution according to our customer’s requirements. Tailored solutions includes our core middleware platform and a selected combination of our software applications, and sometimes hardware we develop ourselves or outsource to third-party vendors. Tailored solutions are delivered as a turn-key package.

Research and Development

As of September 30, 2017, we had 6 engineers devoted to developing our software products. They are currently all located in our main corporate office in Xi’an, China.

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  Our research and development center is responsible for conducting all of our basic research and development activities. The focus of our research and development personnel is on developing and improving our core middleware platform, our CIT-converged applications and our hardware products. Currently, there are 4 employees with post-graduate educations out of the total 6 engineers in our research and development center, including two with doctorate degrees and two with other post-graduate degrees, with diverse backgrounds in computer science and technology, telecommunication engineering, software engineering and physical electronics.

We believe our professionals are adept at utilizing the latest technical developments in our industry to create new products and functionality. They also receive customer feedback from the sales and marketing team to develop applications demanded by our customers in certain sectors.

As of September 30, 2017, we had three engineers in our Vertical Industry Application Development Department, which is responsible for developing vertical industry applications. As of September 30, 2017, we had three engineers out of the aforementioned four engineers in our Automation Telematics Application Development Department that are responsible for developing automation telematics applications, which is a sub-group of vertical industry applications required by customers in manufacturing sectors with high degree of automation in their operations. Engineers in these two departments are also responsible for implementing the solutions for our customers.

Sales and Marketing

We sell our products and services mainly through our sales and marketing team, which is primarily based at our headquarters in Xi’an, China and our branch office in Beijing, China. We had seven professionals in sales and marketing as of September 30, 2017.

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

Major Customers

On March 20, 2017, we entered into a contract with Shaanxi Huajian Energy Co., Ltd. ("Huajian") to provide monitoring system service to the Yanchang Energy project in Yanan, Shaanxi Province. Pursuant to the agreement, we provide engineering services to the Yanchang Energy project. The services performed under this contract include installation, debugging and initial training of staff, and operating the tank, engineering instruments and telecommunications. This contract generated RMB 0.8 million, or approximately $110,680 in revenue to the Company as of September 30, 2017.

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

2.	International mobile enterprise software and solution providers that have a significant presence in China, such as SAP and CDC Software; and

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

Patents:

Through Kingtone Information, we have been granted an invention patent by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009. This patent is “wireless video transmission system based on BREW platform”. The patent code is ZL 200710018138.4. We enjoy a 20-year protection period starting from the grant date of the patent.

We have also been granted a utility model patent (application number: 200820228566.X) on December 9, 2009. The name of this utility model invention is “Multi-business Data Collection Equipment”.

A third patent for “multilink wireless mobile industrial management and control integrated data transmission system” with the application number 200810150072.9 was granted to us on March 30, 2011.

Software Copyrights:

Through Kingtone Information, we have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

Name of Software	Registration Number	Date of Issuance
Wireless video monitoring system V1.0	2007SR12909	August 28, 2007
RFID based wireless transportation administration monitoring system V1.0	2007SR17240	November 1, 2007
Wireless emergency command and management system V1.0	2008SR04120	February 26, 2008
Mobile industry management and control integrated system V1.0	2008SR18892	September 10, 2008
Wireless mobile news dispatches system V1.0	2008SR18893	September 10, 2008
Wireless police affairs system V1.0	2009SR04756	November 10, 2009
Wireless OA system V1.0	2009SR07729	February 25, 2009
Vertical industrial application software platform	2010SR031071	June 26, 2010
Third-grade unattended platform system V1.0	2014SR149914	May 1, 2011
Wireless police system V2.0	2014SR149829	June 1, 2012
Wireless emergency system based on Windows Phone 8 system	2014SR149864	July 20, 2014
Mobile monitor terminals software iOS version V1.0	2015SR038094	October 31, 2014

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

	Registration	Classification
Registered Trademark	Number	Number	Valid Period

KingTone	4392291	42*	July 28, 2008 to July 27, 2018
Kingtone	4392294	35*	July 28, 2008 to July 27, 2018
联合信息	7402930	45*	January 7, 2011 to January 6, 2021
“KINGTONE INFORMATION”	7402927	37*	November 21, 2010 to November 20, 2020
“KINGTONE INFORMATION”	7402928	9*	December 21, 2010 to December 20, 2020
“KINGTONE INFORMATION”	7402926	45*	October 21, 2010 to October 20, 2020
“KINGTONE INFORMATION”	7402925	41*	July 7, 2011 to July 6, 2021
联合信息	7402911	35*	January 7, 2011 to January 6, 2021
联合信息	7402912	37*	June 4, 2011 to June 3, 2021

	7402901	9*	December 21, 2010 to December 20, 2020
	7402916	45*	October 21, 2010 to October 20, 2020
	7402917	35*	October 28, 2010 to October 27, 2020
	7402918	37*	October 21, 2010 to October 20, 2020
	7402919	42*	January 28, 2011 to January 27, 2021
	7402915	41*	January 28, 2011 to January 27, 2021
翼讯	7703614	37*	January 21, 2011 to January 20, 2021
翼讯	7703613	35*	January 7, 2011 to January 6, 2021
翼讯	7703612	45*	January 7, 2011 to January 6, 2021
翼讯	7703611	41*	January 7, 2011 to January 6, 2021
翼讯	7703617	9*	April 21, 2011 to April 20, 2021
翼讯	7703615	42*	August 21, 2011 to August 20, 2021
鼎翼	7703623	45*	January 7, 2011 to January 6, 2021
鼎翼	7703624	35*	January 7, 2011 to January 6, 2021
鼎翼	7703625	37*	January 21, 2011 to January 20, 2021
鼎翼	7703626	42*	February 21, 2011 to February 20, 2021
鼎翼	7703610	9*	March 14, 2011 to March 13, 2021
鼎翼	7703622	41*	February 21, 2011 to February 20, 2021
鼎翼	7703611	41*	February 21, 2011 to February 20, 2021
联合信息	7402914	9*	October 14, 2011 to October 13, 2021
联合信息	7402912	37*	February 14, 2012 to February 13, 2022
Konelive	9042353	9*	January 21, 2012 to January 20, 2022
Konelive	9042455	35*	January 21, 2012 to January 20, 2022
Konelive	9042539	37*	January 21, 2012 to January 20, 2022
Konelive	9042675	41*	January 21, 2012 to January 20, 2022
Konelive	9042605	42*	January 21, 2012 to January 20, 2022
Konelive	9042643	45*	January 21, 2012 to January 20, 2022
Superlive	9046346	9*
Superlive	9046385	35*	January 21, 2012 to January 20, 2022
Superlive	9046404	37*	January 21, 2012 to January 20, 2022
Superlive	9046471	41*	April 7, 2012 to April 6, 2022
Superlive	9046666	42*	July 14, 2012 to July 3, 2022
Superlive	9046733	45*	February 14, 2012 to February 13, 2022

*	See below for an explanation of each classification number used in the table above.

We have submitted applications for the following trademarks to the Trademark Office of State Administration for Industry and Commerce in the PRC:

Pending Trademark	Application Number	Classification Number	Application Date	Date of Acceptance for Application

联合信息	7402913	42*	May 18, 2009	June 4, 2009
联合信息	7402914	9*	May 18, 2009	June 4, 2009
联合信息	7402929	41*	May 18, 2009	June 4, 2009
Superlive	9046666	42*	January 12, 2011	January 19, 2011
Superlive	9046346	9*	January 12, 2011	January 19, 2011

*	See below for an explanation of each classification number used in the table above.

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

Contractual Arrangements with Kingtone Information andits Respective Shareholders

Our relationship with Kingtone Information and each of its respective shareholders is governed by a series of contractual arrangements. Some of the businesses in which Kingtone Information is engaged deal with classified government information in China. The current PRC laws and regulations do not allow companies with foreign equity holders to carry out such business activities. If we had a direct or indirect ownership in Kingtone Information, it could materially and adversely affect Kingtone Information’s ability to services existing contracts and to win future contracts. Therefore, Softech and Kingtone Information entered into a series of contractual arrangements that allow us to effectively control Kingtone Information without violating relevant PRC laws and regulations. Under PRC laws, each of Softech and Kingtone Information is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Pursuant to the contractual arrangements between Softech and Kingtone Information, as applicable, Kingtone Information transfers any and all net profits generated from its operations to Softech. Effective December 15, 2009, Softech entered into several control agreements with Kingtone Information, which agreements are summarized below.

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

D.  PROPERTY AND EQUIPMENT

We operate out of an office located at 3/F, Borough A, Block A, No. 181 South Taibai Road in Xi’an. We own our office space, which covers a floor space of 3,022.94 square meters.

Our Beijing branch office is located at Room 2208 and 2209 at Building 16, An Hui Dong Li, Chaoyang District, Beijing.  It covers a floor space of 184.81 square meters. Our former chairman Mr. Tao Li had owned this space. We pay no consideration for the use of this office.

In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. We have paid the entire purchase price and obtained both the property ownership certificate and land use right certificate from the provincial government. We have finished the interior design phase of refurbishing the Kingtone Center.. On October 28, 2013, the Company signed a twenty-year lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According to the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 untill December 31, 2034. The rent will have an incremental 2 percent increase year over year during the next following years.

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

Results of operations for the fiscal year ended September 30, 2017 compared to the fiscal year ended September 30, 2016.

The following table sets forth key components of our results of operations for the periods indicated, in thousands of dollars and percentage of revenue and changes.

	For the Years Ended September 30,
	2017		2016		Change
	($ in Thousands, Except per Share Data)
Revenue	$173	100.0%	$1,192	100.0%	(85.5)%
Cost of sales	349	201.7%	988	82.9%	(64.7)%
Gross profit	(176)	(101.7)%	204	17.1%	(186.3)%
Operating expenses
Selling and marketing expenses	101	58.4%	134	11.2%	(24.6)%
General and administrative expenses	1,471	850.3%	1,917	160.8%	(23.3)%
Research and development expenses	-	-%	55	4.6%	(100)%
Total operating expenses	1,572	908.7%	2,106	176.7%	(25.4)%
Loss from operations	(1,748)	(1010.4)%	(1,902)	(115.9)%	(8.1)%
Other income (expense)

Interest income	289	167.1%	400	33.6%	27.8%
Other income, net	1,240	716.8%	1,342	112.6%	(7.6)%
Total other income, net	1,529	883.8%	1,742	146.1%	(12.2)%
Loss before income tax expenses	(219)	(126.6)%	(160)	(13.4)%	36.9%
Net Loss	$(219)	(126.6)%	$(160)	(13.4)%	36.9%

Other comprehensive income
Foreign currency translation gain (loss)	48	27.7%	(867)	(72.7)%	(105.5)%
Comprehensive Loss	$(171)	(98.8)%	$(1,027)	(86.2)%	(83.4)%
Loss per ordinary share:
Basic and Diluted	$(0.16)		$(0.11)		(45.5)%
Weighted average number of ordinary shares outstanding	1,405,000		1,405,000		0%

The following is a breakdown of our revenue, cost of sales and gross margin for the years indicated, in thousands of dollars, and our respective gross margin percentages and changes.

	For the Years Ended September 30
	2017		2016		Changes
	($ in Thousands)
Revenue
Software	$-	-%	$62	5.2%	(100)%
Wireless system solutions	173	100%	1,130	94.8%	(84.7)%
Total Revenue	173	100.0%	1,192	100.0%	(85.5)%
Cost of Sales
Software	25	7.2%	40	4.0%	(37.5)%
Wireless system solutions	324	92.8%	948	96.0%	(65.8)%
Total Cost of Sales	349	100.0%	988	100.0%	(64.7)%
Gross Profit
Software	(25)	14.2%	22	10.8%	(213.6)%
Wireless system solutions	(151)	85.8%	182	89.2%	(183)%
Total Gross Profit	(176)	100.0%	204	100.0%	(186.3)%
Gross Margin
Software		-%		35.5%
Wireless system solutions		(87.3)%		16.1%
Blended Gross Margin		(101.7)%		17.1%

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2017, we experienced a significant contraction in both our software solution business and our wireless system solution business. While the business conditions deteriorated rapidly, we face strong competition in our wireless system solution business. There is also a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. Thereafter our revenue decreased by 85.5% to approximately $0.2 million in the year ended September 30, 2017 from approximately $1.2 million in the year ended September 30, 2016.

The Company had no revenue from software solutions in the year ended September 30, 2017, compared to $0.06 million in the year ended September 30, 2016.

Our revenue from wireless system solution sales decreased by 84.7% to approximately $0.2 million in the year ended September 30, 2017 from approximately $1.1 million in the year ended September 30, 2016. As a percentage of total revenue, wireless system solution revenue increased from 94.8% to 100% of our total revenue.

Cost of Sales

Our cost of sales decreased by 64.7% to approximately $0.3 million in the year ended September 30, 2017 from approximately $1 million in the year ended September 30, 2016. As a percentage of our total revenues, our cost of sales increased to 201.7% of revenues in the year ended September 30, 2017 from 82.9% of our total revenues in the year ended September 30, 2016.

Cost of sales for software decreased by 37.5% to approximately $0.03 million in the year ended September 30, 2017 from approximately $0.04 million in the year ended September 30, 2016, representing 7.2% and 4.0% of our total cost of sales in the fiscal years ended September 30, 2017 and 2016, respectively. Cost of sales for wireless system solutions decreased by 65.8% to approximately $0.3 million in the year ended September 30, 2017 from approximately $0.9 million in the year ended September 30, 2016, representing 92.8% and 96.0% of total cost of sales and 187.3% and 83.9% of wireless system solution revenues in the fiscal years ended September 2017 and 2016, respectively.

Gross Profit and Gross Margin

Our total gross profit decreased by 186.3% to approximately negative $0.18 million in the year ended September 30, 2017 from approximately $0.2 million in the year ended September 30, 2016. Our total gross margin was minus 101.7% and 17.1% in the years ended September 30, 2017 and 2016 of total revenue, respectively. This decrease of gross margin was primarily due to the overall decrease in industry profit margin.

Our gross profit for wireless system solution sales decreased by 183% to approximately negative $0.15 million in the year ended September 30, 2017 from approximately $0.18 million in the year ended September 30, 2016. Our gross margin for wireless system solution sales decreased to minus 87.3% in the year ended September 30, 2017 from 16.1% in the year ended September 30, 2016, which is mainly attributable to the allowance of obsolete inventory which is classified as cost of sales.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 24.6% to approximately $0.1 million in fiscal year 2017 from approximately $0.13 million in fiscal year 2016, and represented 58.4% and 11.2% of our revenue for the years ended September 30, 2017 and 2016, respectively. Selling and marketing expenses consisted primarily of compensation and benefit expenses relating to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses as a method of coping with the depressed software solutions market by decreasing labor costs. The lower demand for software solutions products is caused by the fact that most of the clients in our business sectors are government-sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, fewer clients in such sector were inclined to buy value-added software solutions.

General and Administrative Expenses

Our general and administrative expenses decreased by 23.3% to approximately $1.5 million in fiscal year 2017 from approximately $1.9 million in fiscal year 2016, and represented 850.3% and 160.8% of our revenue for the years ended September 30, 2017 and 2016, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decreased bad debt expense caused by certain aged receivables, and decreased labor cost as a result of the decreased business operation.

Research and Development Expenses

Our research and development expenses were nil in the fiscal year 2017, compared to approximately $0.06 million in fiscal year 2016.

Loss from Operations

We incurred a loss of $1.7 million in the year ended September 30, 2017, an 8.1% decrease in such a loss from approximately loss of $1.9 million in the year ended September 30, 2016, which was primarily due to the significantly lower general and administrative expenses for the fiscal year ended September 30, 2017, compared to the same period last year.

Net Loss

We incurred a net loss of $0.22 million in the year ended September 30, 2017 as compared to net loss of approximately $0.16 million in the year ended September 30, 2016. Basic and diluted loss per share was $0.16 in the year ended September 30, 2017, compared to $0.11 loss per share in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2017 and 2016, respectively.

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

	For the Years Ended September 30,
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

Liquidity and Capital Resources

Cash Flows and Working Capital

As of September 30, 2017, we had a working capital of approximately $1.2 million, including cash of approximately $0.9 million. The following table sets forth a summary of our cash flow for the periods indicated:

	For the Years Ended September 30,
	2017	2016	2015
	($ in Thousands)
Net cash provided by (used in) operating activities	$516	$(780)	$2,366
Net cash provided by (used in) investing activities	(29)	(22)	1
Net cash used in financing activities	(800)	(690)	(3,714)
Effect of exchange rate fluctuation on cash and cash equivalents	(24)	(12)	(76)
Net decrease in cash and cash equivalents	(337)	(1,504)	(1,423)
Cash and cash equivalents, beginning of year	1,239	2,743	4,166
Cash and cash equivalents, end of year	902	1,239	2,743

Operating Activities

Net cash provided by operating activities was approximately $0.5 million for the year ended September 30, 2017 as compared to $0.8 million net cash used in operating activities the year ended September 30, 2016. During 2017, the Company had account and notes receivable of 3 million, compared to minus $4 million for the last year. In addition, the Company’s accounts payable decreased to $0.9 million from $1.3 million.

Investing Activities

Net cash used in investing activities for the year ended September 30, 2017 was approximately $29,000 as compared to net cash used in investing activities of approximately $22,000 for the year ended September 30, 2016. The cash used in investing activities in 2017 was mainly due to the purchase of property and equipment.

Financing Activities

Net cash used in financing activities during the fiscal year of 2017 was approximately $0.8 million as compared to $0.7 million for the fiscal year of 2016.

As a result of the total cash activities, our net cash decreased by approximately $0.3 million from September 30, 2016 to September 30, 2017 and to approximately $1.5 million from September 30, 2015 to September 30, 2016.

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

Contractual Obligations

As of September 30, 2017, we did not have any contractual obligations required to be disclosed.

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

Foreign Exchange Risk

Translation adjustments amounted to $0.04 million, $0.9 million loss and $0.7 million loss for years ended September 30, 2017, 2016 and 2015, respectively. We translated balance sheet amounts except for equity at September 30, 2017, 2016 and 2015 at RMB 6.6545, RMB 6.6702 and RMB 6.2683 to $1.00, respectively. We stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the years ended September 30, 2017, 2016 and 2015 were RMB 6.8122, RMB 6.5321 and RMB 6.648 to $1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future upward translation adjustments may occur and can be significant due to changes in the exchange rate.

The PRC government imposes strict restrictions on PRC resident companies regarding converting RMB into foreign currencies and vice versa under capital account transactions, such as receiving equity investments from outside of the PRC, making equity investments outside of the PRC, borrowing money from or lending money outside of the PRC, and repaying debt or remitting liquidated assets and/or accumulated profits outside of the PRC. These transactions have to be approved by the relevant PRC government authorities, including but not limited to the commerce bureau, the tax bureau and the State Administration of Foreign Exchange, or SAFE, and have to be conducted at banks entrusted by the local SAFE branch. Kingtone Information has not conducted any foreign currency transactions since its inception. Softech had not conducted any foreign currency transactions except for converting a relevantly small amount of foreign currency into RMB as registered capital pursuant to PRC regulations. As our business continues to grow, we may need to continuously finance our PRC subsidiaries by raising capital from outside of the PRC. The restriction on converting RMB into foreign currencies, and vice versa, may limit our ability to use capital resources from outside of the PRC. Such restrictions may also limit our ability to remit profits from our PRC subsidiaries outside of the PRC, therefore potentially limiting our ability to pay dividends to our shareholders. In addition, such restrictions will limit our ability to freely transfer temporary excess cash in our or our subsidiaries’ bank accounts in and out of the PRC, therefore limiting our ability to conduct cross-border cash management activities to optimize the utilization of our cash.

Inflation

Although China has experienced an increasing inflation rate, inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index increased 2.6% from January to December, 2012. In 2013, the average consumer price index increase rate was 2.6%. In 2014 and 2015, the average consumer price index increased rate was 2.0% and 1.5%. respectively. In 2016, the average consumer price index increased rate was 1.2%. In 2017, the average consumer price index increased rate was 3.8%. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Further to ASU 2014-09 and ASU 2015-14, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”) in March 2016, ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) in April 2016, ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), respectively. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU 2016-10 clarifies guidelines related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU 2016-20 represents changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 are the same as ASU 2014-09. We do not expect the adoption of ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 to have a material impact on our consolidated financial statements.

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

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination, during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in the Update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.  In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of ASU 2015-016 is not expected to have a material effect on the Company’s consolidated financial statements.

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

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

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

In April 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU No. 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-09 on its consolidated financial statements.

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

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): “Intra-Entity Transfers of Assets Other Than Inventory”. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and remove the exception to postpone recognition until the asset has been sold to an outside party. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Also in October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): “Interest Held through Related Parties That Are under Common Control”, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity, or VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 will become effective for us beginning April 1, 2018, or fiscal 2019. ASU 2016-18 is required to be applied retrospectively. Upon adoption, amounts described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flows.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. This guidance will be effective for us in the first quarter of 2018 on a prospective basis, and early adoption is permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”). The purpose of the amendment is to clarify which changes to the terms or condition of a share-based payment award require an entity to apply modification accounting. For all entities that offer share based payment awards, ASU 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2017-09 on its consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended September 30, 2017, 2016 and 2015, we spent $0, $56,654 and $288,214, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. Since the grants, China Mobile has offered 4G to subscribers from December 18, 2013. China Unicom and China Telecom, the country's other two major carriers, also offer 4G wireless. The number of China Mobile 4G customers has exceeded 900 million by the end of October in 2017. The move greatly bolstered business for telecom equipment makers and a range of other companies.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2017, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Zhuoyu “Richard” Li	25	Chairman
Peng Zhang	50	Chief Executive Officer
Li Wu	55	Chief Financial Officer
Lili Dong(1)(2)(3)	57	Independent Director
Xianyun Zhang (1)(2)(3)	53	Independent Director
Junwei Wang (1)(2)(3)	42	Independent Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Set forth below is biographical information concerning our executive officers and directors.

Zhuoyu Li has served as President of China Green Agriculture, Inc., an NYSE listed company (NYSE: CGA) since May 11, 2016. Prior to joining CGA, Mr. Li has served as Chief Operating Officer at Xi’an 900LH.com Food Co., Ltd. since January 2016. From January 2015 to January 2016, Mr. Li served as a senior manager at the international department of 900LH.com, where he helped to develop the international market. Mr. Li served as a senior manager at the customer center of 900LH.com from March 2013 through January 2015. He studied business at the University of Auckland in 2012.

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

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2017, we paid an aggregate of approximately $37,660 in cash compensation to our executive officers and an aggregate of approximately $80,359 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2017, we have made the following grants under our 2010 Omnibus Incentive Plan to our directors and executive officers and certain former directors and officer:

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

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. As of September 30, 2017, we had outstanding under the Incentive Plan the equity awards set forth in the table above.

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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Mr. Zhuoyu Li, Ms. Li Wu, Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Director Independence

Our board of directors consists of five members; Dr. Lili Dong, Mr. Xianyun Zhang and Ms. Junwei Wang have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

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

D.  EMPLOYEES.

As of September 30, 2017, we had a total of 49 full-time employees, including four in research and development, seven in sales and marketing and the rest in a variety of other divisions. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 22, 2017 by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 22, 2017. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 22, 2017 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 1,405,000 ordinary shares outstanding on December 22, 2017.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Former Chairman	672,676	(1)	47.9%
Li Wu	Chief Financial Officer, Director	10,676	(2)	*
Peng Zhang	Chief Executive Officer	3,500	(3)	*
Lili Dong	Independent Director	1,000	(4)	*
Xianyun Zhang	Independent Director	0		*
Junwei Wang	Independent Director	0		*
All directors and executive officers as a group (6 persons)				48.92%
5% Shareholders
Hu Gao	n/a	125,432	(5)	8.9%
SCGC Capital Holding Company Limited	n/a	106,071	(6)	7.5%
Xuetao Chen	n/a	88,398	(7)	6.3%

*	Less than 1%.

	(1)	Represents (i) 68,864 ADSs owned by Mr. Li and (ii) 603,811.6 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)	Represents (i) 4,375.4 ordinary shares held of record by Ms. Wu and (ii) 6,300.7 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

(3)	Represents (i) 875 ordinary shares held of record by Mr. Zhang, and (ii) 2,625.3 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents options to purchase 1,000 ordinary shares exercisable within 60 days.

(5)	Represents ADSs owned by Silver Avenue Overseas Inc., a British Virgin Islands company, which are beneficially owned by Hu Gao

(6)	Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital Group Co., Ltd. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(7)	Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 115,357 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

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

Name	Relationship with Kingtone Wireless	Relationship with Kingtone Information	Percentage Ownership Interest in Kingtone Information
Tao Li	Former Chairman	Former Chairman	61.61	%(1)
Peng Zhang	Chief Executive Officer	Vice President	0.36%
Li Wu	Chief Financial Officer	Chief Financial Officer	1.09%
Shenzhen Capital Group Co., Ltd.(2)	Indirect Shareholder	Shareholder	10.72%
Xuetao Chen	Indirect Shareholder	Shareholder	8.93%

(1)	Consists of (i) 36.61% of the shares of Kingtone Information owned of record by Mr. Li, and (ii) 25% of the shares of Kingtone Information owned of record by Xi’an TechTeam Investment Holding Group Company (“TechTeam Investment”). Mr. Li, as the former majority shareholder of TechTeam Investment, had dispositive power over the shares of Kingtone Information owned by TechTeam Investment.

(2)	Shenzhen Capital Group Co., Ltd. has dispositive power with respect to the 106,071 ADSs of our company held of record by SCGC Capital Holding Company Limited.

Our Beijing branch office is located in office space leased to us by Mr. Tao Li, our former Chairman, who owns this space. We lease it from him for no consideration.

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

As of September 30, 2017, we had the outstanding loans as listed below. Each entity is indirectly owned and controlled by Mr. Tao Li, our former Chairman. The Company provided short-term financing to such parties:

As of September 30, 2017, we had an outstanding loan of approximately $450 thousand to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd., which is indirectly owned and controlled by Tao Li, former Chairman of the Company. The largest amount of the outstanding loan was $83 thousand during the past three years. The loan was the unsecured rental expense, interest free and payable on demand.

As of September 30, 2017, we had an outstanding loan of approximately $1.8 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd. (the “Group Company”), which is 66% indirectly owned and controlled by Tao Li, former Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years.

On November 1, 2013 and August 10, 2015, the Company entered into loan agreements with Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which was 74% indirectly owned and controlled by Tao Li, former Chairman of the Company, pursuant to which the Company provides $1.8 million and $2.7 million to Xinrong for its normal business operations. The largest amount of the outstanding loan was $1.8 million and $2.7 million since the loans made which was also the amount outstanding loan was $1.8 million and 2.7 million, respectively. These unsecured loan are interest free for a three-year term and five-year term, respectively.

Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”) amended the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by adding a new Section 13(k) n making it unlawful for any issuer, “directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan (emphasis added) to or for any director or executive officer (or equivalent thereof) of that issuer.”

The loans the Company lent to the Group Company and Xinrong as referenced above (the “Loans”) should not be considered prohibited under Section 402 because they are not “personal loans” under the statute, nor are they related to the concerns the statute was designed to address. Consequently, the Company believes the Loans comply with Section 13(k) of the Exchange Act. The Sarbanes-Oxley loan provision as cited above prohibits only “arrange for the extension of credits” “in the form of a personal loan” to directors and executive officers (emphasis added). A loan made to a company controlled by an executive officer or director would be prohibited by Section 402 if made primarily for the executive officer’s or director’s personal benefit. In contrast, if such a loan is made primarily for legitimate business purposes of the borrowing company (other than compensation of the controlling executive officer or director), it should not be prohibited by Section 402.

In our case, the Company lent a total of $5.7 million to its affiliate companies (the “Borrowers”), two information technology developers. The Borrowers intend to apply the Loans to advance their businesses. Once the Borrowers grow and cumulate funds, the Borrowers intend to support the Company in its acquisition and growth opportunities as the Company identifies suitable business opportunities and demands large working capital. It is common practice in China that affiliated companies make loans to each other to achieve business development when funds are available in one entity but are in demand in another entity. Therefore, we believe the Loans are not “personal loans” because the primary purpose of the Loans, from the perspective of the Company, is to advance the business of the Company, as oppose to benefiting the directors of the Company.

The proceeds of the loans to “Xinrong”, an information technology developer, were used to research and develop certain applications for a police geographic detection system. Once the project is completed, this technology could be shared by Kingtone Information, although Xinrong, who has no obligation to share the technology with us. Xinrong will provide us necessary technology support in exchange for the loan made in 2015. The terms for the loans are three years and five years, but if the project is completed earlier than expected, the loans may be repaid earlier. In addition, if we demand early repayment, Xinrong should honor such a demand. The loans are interest-free. Mr. Tao Li indirectly owns 74% of Xinrong.

The proceeds of the loan made to Group Company were used for marketing expenses of the Group Company. The loans have enabled Group Company to reach a wider client base, but it has no obligation to cross-sell to Kingtone Information its clients who may need Kingtone Information’s products. With the loan from us, the Group Company could refer their clients to Kingtone Information to increase our market share. The term of the loan is for five years, but early repayment is permitted. Furthermore, if we demand early repayment, the Group Company should honor such a demand. Mr. Tao Li owned 66% of the Group Company. The other shareholders of the Group Company are not shareholders of the Company.

When Sarbanes-Oxley loan provisions were put into legislation, among the reasons identified were concerns over the use of company funds to provide personal financing to insiders. Here, the former chairman of the Company, who controlled the Borrowers, did not receive any personal benefit from the Loans. The Loans are made on a company to company basis and for legitimate business purposes. Consequently, we believe the Loans comply with Section 13(k) of the Exchange Act.

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

Dividend Policy

We currently intend to retain all of our available funds and future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Under the terms of our Amended and Restated Memorandum and Articles of Association the declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition and our ability to receive dividends from our subsidiaries. If we pay any dividends, we will pay our ADS holders’ dividends with respect to their underlying shares to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

    The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High	Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2017	7.80	2.67
2016	13.85	1.62
2015	7.88	2.02
2014	16.74	1.95
2013	3.80	0.20
Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2017
Fourth Quarter	4.10	2.67
Third Quarter	4.85	3.05
Second Quarter	5.62	2.81
First Quarter	7.80	4.16

2016
Fourth Quarter	10.2	1.62
Third Quarter	3.1	1.97
Second Quarter	3.76	2.12
First Quarter	4.38	2.94

Monthly Highs and Lows (for the most recent six months)
December 2017
November 2017	8.00	3.13
October 2017	3.95	2.86
September 2017	3.68	2.67
August 2017	4.03	2.63
July 2017	4.10	3.56

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

C. MATERIAL CONTRACTS.

On January 25, 2018, the Company executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby the Company agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share (“Ordinary Shares”), (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

In order to consummate the contemplated transactions described above, the Company must obtain shareholders’ consent (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ must approve the contemplated transactions prior to consummation thereof. C Media has the right to terminate the AEA if the closing has not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018.

On January 25, 2018, five shareholders of the Company including its largest shareholder and its Chief Executive Officer executed a Securities Purchase Agreement, whereby such shareholders agreed to sell a total of 617,988 Ordinary Shares and 282,694 American Depository Shares of the Company to Redstone YYL Management Limited, a company incorporated in the British Virgin Islands, in exchange for an aggregate purchase price of $1,897,860.09. The consummation of the sale of securities is expected to occur no later than July 31, 2018.

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

Relevant Regulations of the High-tech Enterprise

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the “Certifying Standard and Managing Measures for High-tech Enterprises” and “the High-tech Areas of Main National Support” on April 14, 2008 to certify the High-tech enterprise and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as a High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology are recognized as the main national supported High-tech field. Kingtone Information is a High-tech enterprise and enjoys a favorable income tax rate of 15%.

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

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of September 30, 2017, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $0.04 million and $0.9 million loss as of September 30, 2017 and 2016, respectively. The Company translated balance sheet amounts with the exception of equity at September 30, 2017 at RMB 6.6545 to $1.00 as compared to RMB 6.6702 to $1.00 at September 30, 2016. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended September 30, 2017 and September 30, 2016 were RMB 6.8122 and RMB6.5321 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. We do not anticipate material translation adjustments due to large fluctuations in exchange rates between RMB and the U.S. Dollar. However, our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in November 2017 was 3.8% higher than that of the same period in 2016.China consumer price index in December 2016 was 2.4% higher than that of the same period in 2015. China consumer price index in December 2015 was 4.8% higher than that of the same period in 2014. China consumer price index in December 2014 was 3.3% higher than that of the same period in 2013. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds.

We completed our initial public offering on May 14, 2010 (the “IPO”), which generated net proceeds of approximately $14.6 million. For the period from the completion of the IPO to September 30, 2017, the end date of the latest fiscal year, our use of the IPO net proceeds is as following: we used approximately $1.6 million for our research and development, which consisted primarily of compensation and benefit expenses to engineers in our research and development center and material cost in research and development activities; approximately $3.2 million for our general and administrative expenses, which consisted of listing fees, compensation to management and related agent fees; approximately $3.3 million our selling and marketing expenses, which consisted primarily of compensation and benefit expenses to our sales and marketing personnel, travel and communication expenses, and selling and marketing-related office expenses. While we had been exploiting suitable opportunities for our growth, as the macro-economy has been slowing down in China, we have not extended more investment into our product development, instead, we had made certain loans to certain affiliate companies, as disclosed under Item 7B and Note 7 to the financial statement contained elsewhere in this report. As of September 30, 2017, the total amount of these loans was $6.8 million, among which $4.7 million are from the IPO net proceeds. As these companies are information technology developers, with the approval of our audit committee, we temporarily applied such portion of the IPO net proceeds to them in the belief they would return favor to us in the future while we continue the search for the suitable business opportunities. Lastly, as of September 30, 2017, we had a total of approximately $0.9 million cash in hand.

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

Management assessed our internal control over financial reporting as of the year ended September 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2014 report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of September 30, 2017 was not effective because of the following material weakness:

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended September 30, 2017 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by BDO China Shu Lun Pan Certified Public Accountants LLP for professional services rendered for the audit of our annual financial information included in our Annual Report on Form 20-F was $105,500 for the fiscal year ended September 30, 2017, 2016 and 2015.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2017. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
Peng Zhang
Chief Executive Officer (principal executive officer)

February 9, 2018

EXHIBIT INDEX

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of Kingtone Wirelessinfo Solution Holding Ltd., dated March 25, 2010 and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.11*	2010 Omnibus Incentive Plan of the Company.

4.12**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.13	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018

4.14	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018

21.1*	List of Subsidiaries

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

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of

Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Kingtone Wirelessinfo Solution Holding Ltd and Subsidiaries and Variable Interest Entity (“VIE”) (the “Company”) as of September 30, 2017 and 2016 and the related consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended September 30, 2017, 2016 and 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and 2016, and the results of its operations and its cash flows for the years ended September30, 2017, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the consolidated financial statements, the Company has incurred recurring losses that raise substantial doubt about its ability to continue as a going concern. The Company’s viability is dependent upon its ability to obtain success of its future operations. Management’s plan in regard to these matters is also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, the People’s Republic of China

February 6, 2018

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2017	2016
ASSETS

Current assets
* Cash and cash equivalents	$902	$1,239
* Accounts and Notes Receivable, net of allowance	3,399	4,243
* Accrued interest	288	385
* Due from related companies	819	6,152
* Inventories, net	45	90
* Other receivables and prepayments	115	225
Total Current Assets	5,568	12,334

Non-current assets
Due from related companies	6,167
* Property and Equipment, net	10,370	10,863
* Intangible assets	509	527
* Other assets	387	-
Total Assets	$23,001	$23,724

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
* Accounts payable	$917	$1,277
* Advances from customers	368	381
* Other payables and accruals	142	195
* Taxes payable	1,278	1,406
* Dividend payable	777	775
Total Current Liabilities	3,482	4,034

Stockholders’ equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2017 and 2016, respectively)	14	14
* Additional paid in capital	22,233	22,233
* Appropriated retained earnings	2,485	2,060
* Unappropriated retained earnings	(7,871)	(7,227)
* Accumulated other comprehensive income	2,658	2,610
Total Shareholders’ Equity	19,519	19,690
Total Liabilities and Shareholders’ Equity	$23,001	$23,724

See notes to the consolidated financial statements

*All of the VIE’s assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 3).

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2017	2016	2015

Revenues
Software	$-	$62	$136
Wireless system solution	173	1,130	8,683

-Third Party	173	1,130	8,683
Total revenues	173	1,192	8,819

Cost of sales
Software	25	40	61
Wireless system solution	324	948	5,557

-Third Party	324	948	5,557
Total cost of sales	349	988	5,618

Gross profit	(176)	204	3,201

Operating expenses
Selling and marketing expenses	101	134	153
General and administrative expenses	1,471	1,917	3,355
Research and development expenses	-	55	288
Total Operating expenses	1,572	2,106	3,796
Loss from operations	(1,748)	(1,902)	(595)

Other income (expense)

Interest income	289	400	29
Loss of net investment in sales-type leases	-	-	-
Other income, net	1,240	1,342	1,593
- Related party	1	6	45
-Third Party	1,239	1,336	1,548
Total other income, net	1,529	1,742	1,622
Income (Loss) before income tax expenses	(219)	(160)	1,027
Income tax expenses
Net Income (Loss)	$(219)	$(160)	$1,027
Other comprehensive income
Foreign currency translation gain (loss)	48	(867)	(686)
Comprehensive income(loss)	$(171)	$(1,027)	$341

Income (Loss) per ordinary share:
Basic and Diluted	$(0.16)	$(0.11)	$0.73

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares			Additional	Appropriated	Unappropriated	Accumulated other	Total
	Ordinary shares	Amount	Paid-in capital	paid-in Capital	retained earnings	retained earnings	comprehensive income	Stockholders’ Equity

Balance as of September 30, 2014	1,405,000	14	-	22,233	1,615	(7,649)	4,163	20,376
Net income for the year	-	-	-	-	-	1,027	-	1,027
Foreign currency translation loss	-	-	-	-	-	-	(686)	(686)
Balance as of September 30, 2015	1,405,000	14	-	22,233	1,615	(6,622)	3,477	20,717
Net loss for the year	-	-	-	-	-	(605)	-	(605)
Appropriated retained earnings	-	-	-	-	445	-	-	445
Foreign currency translation loss	-	-	-	-	-	-	(867)	(867)
Balance as of September 30, 2016	1,405,000	14	-	22,233	2,060	(7,227)	2,610	19,690
Net loss for the year	-	-	-	-	-	(644)	-	(644)
Appropriated retained earnings	-	-	-	-	425	-	-	425
Foreign currency translation loss	-	-	-	-	-	-	48	48
Balance as of September 30, 2017	1,405,000	14	-	22,233	2,485	(7,871)	2,658	19,519

See notes to the consolidated financial statements

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2017	2016	2015
Cash flows from operating activities
Net income (loss)	$(219)	$(160)	$1,027
Depreciation and amortization	577	538	608
Bad debt expense	(75)	(8)	1,405

Changes in operating assets and liabilities
Accounts and notes receivable	910	(22)	(1,163)
Accrued interest	(284)	(393)
Unbilled revenue	-	-	4,967
Other receivables and prepayments	110	(73)	917
Inventories	45	70	1,967
Tax payable	(128)	(75)	330
Accounts payable	(353)	(709)	269
Advance from customers	(14)	8	(7,947)
Other payables and accruals	(53)	44	(14)
Net cash provided by (used in) operating activities	516	(780)	2,366

Cash flows from investing activities
Payment to purchase property and equipment	(29)	(66)	(27)
Proceeds from disposal of property and equipment	-	44	28
Net cash (used in) provided by investing activities	(29)	(22)	1

Cash flows from financing activities
Repayment to related party	-	-	(3)
Payment in loan to related companies	(800)	(690)	(3,711)
Net cash used in financing activities	(800)	(690)	(3,714)

Effect of exchange rate changes on cash and cash equivalents	(24)	(12)	(76)

Net decrease in cash and cash equivalents	(337)	(1,504)	(1,423)
Cash and cash equivalents at beginning of year	1,239	2,743	4,166
Cash and cash equivalents at end of year	$902	$1,239	$2,743

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$105,409	$-

See notes to the consolidated financial statements

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) was incorporated in the British Virgin Islands on October 27, 2009 under the name of Reizii Capital Management Limited.  It has wholly-owned subsidiaries and a variable interest entity (“VIE”).  Its wholly-owned subsidiaries include: Topsky Info-tech Holdings Pte Ltd. (“Topsky”), which was established in Singapore on November 3, 2009, and Xi’an Softech Co., Ltd. (“Softech”), which was established in Xi’an, Shaanxi Province, China on November 27, 2009 by Topsky. Its VIE is Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001. Kingtone Wireless and its wholly-owned subsidiaries and VIE together are referred to as the “Company”.

On December 17, 2009, Reizii Capital Management Limited changed its name to Kingtone Wirelessinfo Solution Holding Ltd.

On March 23, 2010, the board of directors of Kingtone Wireless resolved to change the fiscal year end of Kingtone Wireless and its wholly-owned subsidiaries, Topsky and Softech, from November 30th to September 30th so as to have the same fiscal year end as Kingtone Information.

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

NOTE 2. Going Concern

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended September 30, 2017, the Company has incurred significant operating losses and revenues decreased. The recurring loss raise substantial doubt concerning the Company’s ability to continue as a going concern for a reasonable period of time. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management’s Plan to Continue as a Going Concern

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining contracts with high gross margin, (2) proceeds from the loans lent to its related parties, (3) rental income and (4) short-term or long-term borrowings from banks, stockholders or other party (ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

Despite the Company’s effort to accomplish the plans described in the preceding paragraph, there is no assurance that the Company’s plans and actions will be successful. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements as of September 30, 2017 include the financial statements of Kingtone Wireless, its subsidiaries, and its VIE for which Kingtone Wireless is the primary beneficiary. All inter-company transactions and balances between Kingtone Wireless, its subsidiaries and its VIE are eliminated upon consolidation. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and such adjustments are of a normal recurring nature.

(b) Foreign currency transaction

The functional currency of the Company is United States dollars (“US$“or “U.S. dollars”), and the functional currency of Topsky is Singapore dollars (“SG$”). The functional currency of the Company’s PRC subsidiaries, Softech and Kingtone Information, is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

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

The exchange rates applied are as follows:

	2017	2016	2015
RMB exchange rate at balance sheets dates,	6.6545	6.6702	6.3638
Average RMB exchange rate for each period	6.8122	6.5321	6.1648

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is OANDA (Forex Trading and Exchange Rates Services).

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made. Significant estimates and judgments made by management include: (i) estimates of profits and losses on contracts in process; (ii) accrual of estimated liabilities; and (iii) contingencies and litigation. However, actual results could differ from those estimates.

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

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, and it capitalizes major additions and renovations to buildings and equipment.

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

The Company tests long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. No impairment of long-lived assets was recognized for the years ended September 30, 2017 and 2016, respectively.

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

The Company generally provides wireless system software service solutions and customized software under short and long-term fixed-price contracts that require significant production and customization. The contract periods generally range from two months to one year in length. The Company recognizes income for these contracts following both the percentage-of-completion method, measured by contract milestones and on the basis of actual costs incurred versus the total estimated contract costs, and on the completed contract method in accordance with the ASC No. 605-35 “Construction-Type and Certain Production-Type Contracts”. When Kingtone Information can make reasonable estimate contract cost and the contract with long-term contract period, Kingtone Information will base on percentage-of-completion method to recognize revenue.

Provided unapproved change orders or claims occur, in accounting for contracts, the Company follows ASC No. 605-35. The Company will recognize as revenue costs associated with unapproved change orders or claims to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, the Company has not experienced significant unapproved change orders in the past.

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

The Company signed a lease encompassed a 20-year period from January 2014 and to February 2033 with Xi-an sino-german orthopedic hospital to rent their building. The rental will be about $1.2 million for the first year and will yearly increase 2% - 3% based on the rental of previous year in the subsequent years. The Company recognizes revenue on straight line basis.

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

The Company’s PRC subsidiary and VIE are subject to business tax on revenues related to certain types of services at various rates. Business tax on revenues earned from provision of services to customers is recorded as an additional item to cost of sales in the same period in which the related revenue is recognized.

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

(n) Share-based compensation

Share options granted to employees and independent directors are accounted for under ASC 718, “Share-Based Payment”. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. All grants of share options to employees classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Company has elected to recognize compensation expenses using the Black-Scholes-Merton (BSM) option-pricing model estimated at the grant date based on the award’s fair value and is recognized as expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method).

Restricted stock units (RSUs) are measured based on the fair market value of the underlying stock on the dates of grant. Shares are issued on the vesting dates net of the statutory withholding requirements to be paid by the Company on behalf of its employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding. Also, the Company recognizes stock-based compensation using the graded vesting attribution method.

(o) Taxation

a)	Income tax

i).	The Company is incorporated in the BVI. Under the current law of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

ii).	Topsky was incorporated in Singapore and does not conduct any substantial operations of its own. No provision for Singapore profits tax has been made in the financial statements as Topsky has no assessable profits for the years ended September 30, 2017, 2016 and 2015. Additionally, upon payments of dividends by Topsky to its shareholders, no Singapore withholding tax will be imposed.

iii).	The Company’s PRC subsidiary and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC reduced from 33% to 25%, and applies to both domestic and foreign invested enterprises.

According to a filing document from Xi’an State Tax authorities of the High-technology zone, Kingtone Information was granted a reduced income tax rate of 15% from January 1, 2008 on the basis of being a high-tech company. In September 2014, Kingtone Information was verified as a “high-technology enterprise” until September 4, 2017, and thereforeit hadbenefited from the preferential tax rate of 15%. From September 5, 2017, income tax rate for Kingtone Information has been 25%.The effective tax rate of Kingtone Information in 2017 was 0% due to the operating loss during the fiscal year of 2017.

	For the years ended September 30,
	2017	2016	2015
PRC federal statutory tax rate	25%	15%	15%
Income (Loss) before tax	(219)	(160)	1,027
NOL carrying forward	219	160	(1,027)
Computed expected income tax expense	-	-	-
Non-deductible expenses	-	-	-
Effect of tax holidays	-	-	-
Income tax expenses	-	-	-

The tax authority of the PRC conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. hence, the Company’s tax filings may not be finalized until after such audit has taken place. The PRC tax authority may take a viewpointon the Company’s tax filings that leads to additional tax liabilities.The loss of $219,000 will becarried forwardfor the next five years.

b)	Value-added tax and business tax

PRC Value-added Tax

The Company’s products are only sold in the PRC and therefore are generally subject to a Chinese VAT at a rate of 17%. The VAT may be offset by VAT the Company pays on raw materials and other materials included in the cost of producing its finished products. Revenues derived from any exclusive service projects are subject to a Chinese VAT at a rate of 6%, under a reform programto replace the business tax with VAT in the PRC. This is in parallel to the 17% VAT aforementioned. Furthermore, in either scenario, accrued VAT payablesare subject to a 10%-13% surtax, which includes urban maintenance and construction taxes and additional education fees.

PRC Business Tax

Revenues from services provided by Kingtone Information are subject to a PRC business tax of 5% for rental revenue and 5% for wireless system solution, with a surtax of 10%-13%. Kingtone Information pays business tax on gross revenues.

c)	Uncertain tax positions

The Company adopted ASC No. 740-10 Income Taxes, on January 1, 2007. ASC No. 740-10 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended September 30, 2017, 2016 and 2015, the Company did not have any interest and penalties associated with tax positions and the Company did not have any significant unrecognized uncertain tax positions.

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

(r) Fair value measurements

The carrying amounts of cash and cash equivalents, accounts receivable from third parties and related parties, amounts due from and due to related parties, accounts payable and other payables approximate their fair values due to their short -term nature.

The Company adopted ASC No. 820,Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC No. 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC No. 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and assumptions that market participants would use when pricing the asset or liability.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such asquoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company does not have level 2 or level 3 financial assets or liabilities.

(s) Segment reporting

The Company follows ASC No. 280, Segment Reporting. The Company’s chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company’s long-lived assets are located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(t) Significant risks

Credit risk

Financial instruments	For the years ended September 30,
	2017	2016
Financial institutions located in the PRC	396,602	490,819
Financial institutions located in Singapore	504,909	748,517
	901,511	1,239,336

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of September 30,2017 and September 30, 2016, US$396,602 and US$490,819, respectively, were deposited with major financial institutions located in the PRC. As of September 30, 2017 and September 30, 2016, US$504,909 and $748,517, respectively, were deposited with major financial institutions located in Singapore. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated an Enterprise Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Enterprise Bankruptcy Law. Therefore, under the Enterprise Bankruptcy Law, a Chinese bank may theoretically go into bankruptcy. In addition, since China’s accession to the World Trade Organization in 2001, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the Chinese banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the aging of the receivables and factors surrounding the credit risk of specific customers.

Business, political and economic risks

The Company participates in a relatively young and dynamic industry that is heavily reliant on and also susceptible to complementary and/or competitive technological advancements. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i)	Business Risk.

Third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce new products or services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

(ii)	Political, economic and social uncertainties.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(iii)	Regulatory restrictions.

The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide content and application delivery services. Accordingly, the Company’s subsidiary, Softech, is currently ineligible to apply for the required licenses for providing content and application delivery services in China. As a result, the Company operates its business in the PRC through its VIE, which holds the licenses and permits that are required to provide content and application delivery services in the PRC. The PRC Government may also choose at any time to block access to the Company’s customers’ content which could also materially impact the Company’s ability to generate revenue.

Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or any other China foreign exchange regulatory body, which require certain supporting documentation in order to affect the remittance.

In addition, any significant revaluation of RMB may have a material adverse effect on our financial condition. For example, starting from the second half year of 2016, RMB started to depreciate vs. U.S. dollars and the trend continued in the beginning of year 2017, which caused our assets depreciated accordingly while we translated our balance sheet from RMB into U.S. dollars. Revenue for the wholeyearas well as net income were negatively impacted by such RMB depreciation.

(u) Earnings per share (“EPS”)

EPS is calculated in according with ASC No. 260,Earning per share. Basic EPS excludes dilution and is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects potential dilution in the event that securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, ordinary share options and warrants and their equivalents using the treasury stock method) were to be exercised or converted into ordinary shares. The Company excludes potential ordinary shares in the diluted EPS computation in periods of losses from continuing operations, as their effect would be anti-dilutive.

(v) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Further to ASU 2014-09 and ASU 2015-14, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”) in March 2016, ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) in April 2016, ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), respectively. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU 2016-10 clarifies guidelines related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU 2016-20 represents changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 are the same as ASU 2014-09. We do not expect the adoption of ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments”, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following nine specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and (9) Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): “Intra-Entity Transfers of Assets Other Than Inventory”. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and remove the exception to postpone recognition until the asset has been sold to an outside party. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Also in October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): “Interest Held through Related Parties That Are under Common Control”, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity, or VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”(“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 will become effective for us beginning April 1, 2018, or fiscal 2019. ASU 2016-18 is required to be applied retrospectively. Upon adoption, amounts described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flows.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. This guidance will be effective for us in the first quarter of 2018 on a prospective basis, and early adoption is permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”). The purpose of the amendment is to clarify which changes to the terms or condition of a share-based payment award require an entity to apply modification accounting. For all entities that offer share based payment awards, ASU 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2017-09 on its consolidated financial statements.

NOTE 4. VARIABLE INTEREST ENTITIES

Since the inception of Kingtone Wireless on October 27, 2009, the controlling shareholders of Kingtone Wireless have also owned more than 50% of Kingtone Information since its inception on December 28, 2001. Mr. Tao Li, the controlling shareholder of Kingtone Information, obtained beneficial ownership and the right to acquire a majority of the outstanding shares of Kingtone Wireless pursuant to that certain Term Sheet, dated October 27, 2009, by and between certain shareholders of Kingtone Information (including Mr. Li) and Ms. Sha Li, the sole shareholder of Kingtone Wireless at such time (the “Term Sheet”). Such parties subsequently entered into Call Option Agreements dated December 15, 2009 upon the terms and conditions set forth in the Term Sheet. On December 15, 2009, Kingtone Wireless through its subsidiary Softech entered into a series of agreements (the “Restructuring Agreements”) with Kingtone Information to qualify Kingtone Information as a VIE and to meet foreign ownership limitations established by the PRC (the “Reorganization”). The Restructuring Agreements are as follows:

Entrusted Management Agreement

Pursuant to the terms of a certain Entrusted Management Agreement dated December 15, 2009 among Kingtone Information, Softech and the shareholders of Kingtone Information (the “Entrusted Management Agreement”), Kingtone Information and its shareholders agreed to entrust the operations and management of its business to Softech. According to the Entrusted Management Agreement, Softech possesses the full and exclusive right to manage Kingtone Information’s operations, assets and personnel, has the right to control all of Kingtone Information’s cash flows through an entrusted bank account, is entitled to Kingtone Information’s net profits as a management fee, is obligated to pay all of Kingtone Information’s payables and loan payments, and bears all losses of Kingtone Information. The Entrusted Management Agreement will remain in effect until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kingtone Information or (iii) Softech acquires all of the assets or equity of Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Exclusive Technology Service Agreement

Pursuant to the terms of a certain Exclusive Technology Service Agreement dated December 15, 2009 between Kingtone Information and Softech (the “Exclusive Technology Services Agreement”), Softech is the exclusive technology services provider to Kingtone Information. Kingtone Information agrees to pay Softech all fees payable for technology services prior to making any payments under the Entrusted Management Agreement. Any payment from Kingtone Information to Softech must comply with applicable Chinese laws. Further, the parties agree that Softech shall retain sole ownership of all intellectual property developed in connection with providing technology services to Kingtone Information. The Exclusive Technology Services Agreement shall remain in effect until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kingtone Information or (iii) Softech acquires Kingtone Information (as more fully described below under “Exclusive Option Agreement”).

Shareholders’ Voting Proxy Agreement

Pursuant to the terms of a certain Shareholders’ Voting Proxy Agreement dated December 15, 2009, by and among Softech and the shareholders of Kingtone Information (the “Shareholders’ Voting Proxy Agreement”), each of the shareholders of Kingtone Information irrevocably appoints Softech as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders, pursuant to PRC law and the Articles of Association of Kingtone Information, including the appointment and election of directors of Kingtone Information. Softech agrees that it shall maintain a board of directors, the composition of which will be the members of the board of directors of Kingtone Wireless, except those directors that are employed solely for the purpose of satisfying listing or financing requirements of Kingtone Wireless. The Shareholders’ Voting Proxy Agreement will remain in effect until Softech acquires all of the assets or equity of Kingtone Information.

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement, dated December 15, 2009, by and among Softech, Kingtone Information and the shareholders of Kingtone Information (the “Exclusive Option Agreement”), the shareholders of Kingtone Information granted Softech an irrevocable and exclusive purchase option (the “Option”) to acquire Kingtone Information’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. As discussed above, current PRC law does not allow foreigners to hold equity interests in a PRC entity that engages in business dealings with classified government information. Accordingly, the Option is exercisable at any time at Softech’s discretion so long as such exercise and subsequent acquisition of Kingtone Information does not violate PRC law. The consideration for the exercise of the Option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration. To the extent Kingtone Information shareholders receive any of such consideration, the Option requires them to transfer (and not retain) the same to Kingtone Information or Softech. The Exclusive Option Agreement may be terminated by mutual agreement or by 30 days written notice by Softech.

Equity Pledge Agreement

Pursuant to the terms of a certain Equity Pledge Agreement, dated December 15, 2009, by and among Softech and the shareholders of Kingtone Information (the “Pledge Agreement”), the shareholders of Kingtone Information pledge all of their equity interests in Kingtone Information, including the proceeds thereof, to guarantee all of Softech’s rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Service Agreement, the Shareholders’ Voting Proxy Agreement and the Exclusive Option Agreement. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Softech’s prior written consent. The Pledge Agreement may be terminated only by written agreement of the parties.

As a result of these contractual arrangements, Kingtone Wireless is able to exercise control over Kingtone Information and is entitled to substantially all of the economic benefits of Kingtone Information through its subsidiary, Softech. Therefore, Kingtone Wireless had consolidated Kingtone Information’s financial statements in accordance with ASC 810-10 (“Consolidation of Variable Interest Entities”) since the date of the Reorganization. The controlling shareholder also controlled Kingtone Wireless and Kingtone Information before and after the Reorganization, therefore the Reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests.

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended September 30, 2017 and 2016:

	As of September 30,
	2017	2016
	US$(’000)	US$(’000)
ASSETS
Current assets
Cash and cash equivalents	$397	$491
Accounts and notes receivable, net of allowance	3,399	4,243
Unbilled revenue	677	385
Amounts due from related companies	6,986	6,152
Inventories	45	90
Other receivables and prepayments	114	95
Total Current Assets	11,618	11,456
Property and equipment, net	10,370	10,863
Intangible assets	509	527
Total Assets	$22,497	$22,846

LIABILITIES
Current liabilities
Accounts payable	$917	$1,277
Advances from customers	368	381
Other payables and accruals	42	96
Taxes payable	1,278	1,406
Amounts due to related party		-
Dividend payable	777	775
Total Current Liabilities	3,382	3,935
Total Liabilities	$3,382	$3,935

	For the years ended September 30,
	2017	2016	2015
	US$(’000)	US$(’000)	US$(’000)
Revenue	$173	$1,192	$8,819
Net Income	$27	$299	$1,527

Parent-only Schedule

The management believes Schedule I (Condensed Financial Information of Registrant) is not required because the amount of restricted net assets of our PRC subsidiaries and VIEs as a result of the statutory reserve required to be maintained was $2.5 million (or 10% of the Company’s total consolidated net assets as of September 30, 2017) which is less than 25%.Therefore, the Company determined the parent company schedule information is not required to be presented under Rule 5-04 of Regulation S-X.

One of our wholly owned subsidiaries and the VIE are corporations incorporated under the laws of the PRC and subject to the PRC laws and regulations. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiary and VIE in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), the Company’s subsidiaries must make appropriations from after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds, including to (i) a general reserve fund, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. At least 10% of after-tax profits calculated in accordance with PRC GAAP is appropriated for the general reserve fund, although such appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company. Appropriations for the other two reserve funds is at the Company’s discretion. Additionally, the Company’s VIE, in accordance with the Chinese corporate law, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds, including to (i) a statutory surplus fund and (ii) a discretionary surplus fund. At least 10% of the after-tax profits calculated in accordance with PRC GAAP is appropriated for the statutory surplus fund, although appropriation is not required if the reserve fund has reached 50% of the registered capital of the VIE. The general reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operations or increase in registered capital of the respective company. As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of the Company’s PRC subsidiaries and VIE are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The amount of such restricted net assets for all PRC subsidiaries and for the VIE was equal to $2.5 million, or 10% of the Company’s total consolidated net assets, as of September 30, 2017.

The Company performed an evaluation to identify circumstances where third parties may limit its subsidiaries’ or VIE’s ability to loan, advance or dividend funds to the parent, including review of all loan agreements to which its subsidiaries or VIE is a party. The Company did not find such restrictions contained in the agreements.

There are no other specific third party restrictions on the ability of the Company’s subsidiary or VIE to transfer funds outside of the entity. As a result, there are no other restricted net assets as such term is defined under Rule 4-08(e) (3) of Regulation S-X.

NOTE 5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Accounts receivable	$3,601	$4,595
Less: allowance for doubtful accounts	(277)	(352)
Accounts receivable, net	3,324	4,243
Notes receivable	75
Total accounts and notes receivable	$3,399	$4,243

An analysis of allowance for the doubtful accounts is as follows:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Balance at the beginning of the year	$(352)	$(369)
Bad debt expense	75	8
Write offs	-	9
Balance at the end of the year	$(277)	$(352)

For the year ended September 30, 2017, the Company made US$0.3 million allowance for doubtful accounts and charged such accounts to bad debt expenses since these accounts receivable was non-collectible. For the year ended September 30, 2016, the Company had made US$0.4 million allowance for doubtful accounts and charged such accounts to bad debt expenses since these accounts receivable were non-collectible.

The Company had$75,000 notes receivable for the year ended September 30, 2017 and there were no notes receivable for the year ended September 30, 2016.

As of September 30, 2017 and 2016, all accounts and notes receivable were due from third party customers.

Any additions, deductions and amounts recovered of the Company’s allowance for doubtful accounts are recorded within general and administration expenses for the respective periods.

NOTE 6. AMOUNTS DUE FROM RELATED COMPANIES

Amounts due from related companies consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)

Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd	$450	$44
Xi’an Tech Team Investment Holdings (Group) Co., Ltd.	1,827	1,823
Xi’an Xinrong Engineering and Industry (Group) Co., Ltd	4,296	4,285
900LH.com Food Co., Ltd.	165	-
Others	248	-
Total	$6,986	$6,152

All the entities referred to above are indirectly owned and controlled by Tao Li, Chairman of the Company. The Company provided short-term financing to such parties.

As of September 30, 2017, we had an outstanding loan of approximately $0.5 million to Shaanxi Tech Team Jinong Humid Acid Product Co., Ltd, which was indirectly owned and controlled by Tao Li, Chairman of the Company.The largest amount of the outstanding loan was $83,000 during the past three years. The loan was an interest-free unsecured rental expense, payable on demand.

As of September 30, 2017, we had an outstanding loan of approximately $1.8 million to Xi’an Tech Team Investment Holdings (Group) Co., Ltd, which is 66% indirectly owned and controlled by Tao Li, Chairman of the Company. The largest amount of the outstanding loan was $1.2 million during the past three years. This loan was made under an unsecured verbal agreement for a term of five years, beginning on December 28, 2014, and the interest rate was 4.75%, the same as the 3 to 5 years interest rate of the central bank.

On November 1, 2013, and on August 10, 2016, the Company made loans to Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), which is 74% indirectly owned and controlled by Tao Li, Chairman of the Company, pursuant to which the Company provided $1.8 million and $2.7 million to Xinrong for its normal business operations. The largest amount of the outstanding loan amount since the loan was made (which was also the amount outstanding as of September 30, 2017) was $1.8 million and $2.7 million, respectively. The unsecured loans have a three-year term and a five-year term, respectively, and the interest rate was 4.75%, the same as the 3 to 5 years interest rate of the central bank.

NOTE 7. INVENTORIES

Inventories consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Raw material	$-	$-
Finished goods	45	45
Project-in-progress	-	45
Total	$45	$90

The Company reviews its inventories periodically for possible obsolete or damaged goods and to determine if any allowance is necessary for potential obsolescence. As of September 30, 2017, the Company made approximately $0.3 million allowance for obsolete inventory. There was no allowance for inventory as of September 30, 2016.

NOTE 8. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Advances to employees	$-	$130
Deposits on projects	86	22
Prepayment to suppliers	29	24
Others	-	49
Total	$115	$225

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Buildings and improvements	$14,237	$14,204
Vehicles	379	378
Other equipment and devices	327	296
Total property and equipment	14,943	14,878
Less: accumulated depreciation	(4,573)	(4,016)
Property and equipment, net	$10,370	$10,863

For the years ended September 30, 2017, 2016 and 2015, depreciation expenses were US$545,803, US$534,377 and US$615,000, respectively.

NOTE 10. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Land-use rights	$637	$636
Less: accumulated amortization	(128)	(109)
Intangible assets, net	$509	$527

Amortization expenses for the years ended September 30, 2017, 2016 and 2015 were US$18,465, US$18,421 and US$19,932 respectively. Estimated amortization expenses relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

For the years ended	US$ (’000)
September 30, 2018	$20
September 30, 2019	20
September 30, 2020	20
September 30, 2021	20
September 30, 2022	20
Thereafter	447
Total	$527

NOTE 11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Payable to third-party suppliers	$917	$1,277
	$917	$1,277

The decreased in accounts payable was primarily due to the decreased amount of inventory purchase, which was result of fewer new projects signed during the year ended September 30, 2017.

NOTE 12. ADVANCE FROM CUSTOMERS

Advances from customers consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Advance from third-party customers	$368	$381
	$368	$381

NOTE 13. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Accrued employee benefits	$42	$44
Other payables	100	152
Total	$142	$195

NOTE 14. TAXES PAYABLE

Taxes payable consisted of the following:

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Enterprise income tax payable	$319	$319
Individual income tax	498	497
Other taxes payable	461	590
Total	$1,278	$1,406

NOTE 15. DIVIDENDS PAYABLE

	As of September 30, 2017	As of September 30, 2016
	US$(’000)	US$(’000)
Dividend due to shareholders	$777	$775
	$777	$775

In fiscal year 2009, the shareholders of Kingtone Information made a resolution to distribute US$4,096,000 to all shareholders in proportion to their shareholding percentage. In fiscal year 2010, two shareholders received their dividend payment. The balance represents outstanding unpaid dividends to the remaining shareholders.

NOTE 16. RELATED PARTY TRANSACTIONS

1.       Office Rental

For the year ended September 30, 2017, Kingtone Information leased its self-owned office space at 3/F, Area A, Block A, No. 18 South Taibai Road, Xi’an 710065, People’s Republic of China with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”), a wholly-owned subsidiary of China Green Agriculture, Inc. (“CGA”)starting from July 1, 2010.Our Chairman Tao Li is also Chairman and President of CGA. The monthly rent was US$3,867(RMB24, 480) for a two-year term starting from July 1, 2012 to June 30, 2014. From July 1, 2014 to June 29, 2016, the monthly rent was US$3,970 (RMB24, 480). On June 29, 2016, the lease was renewed with Jinong for a monthly rent of US$3,679 (RMB24, 480)for another two-year term beginning July 1, 2016.

	For the years ended September 30,
	2017	2016	2015
	US$(’000)	US$(’000)	US$(’000)
Total rental income	$44,145	$44,972	$44,852

The Company’s Beijing office is located in two Suites (2208 and 2209) at Building 16, An Hui Dong Li, Chaoyang District, Beijing. It covers a combined total floor space of 184.8 square meters. Tao Li owns this space and allows the Company to use it for no consideration for an unspecified term.

2.       Short-Term Loans

The short-term loans between the Company and its related parties are disclosed under Note 6 to the consolidated financial statements herein.

3.       Long-Term Loans

The long-term loans between the Company and its related parties are disclosed under Note 6 to the consolidated financial statements herein.

NOTE 17. MAJOR CUSTOMERS AND VENDORS

One customer, Jingban Project, accounted for 0%, 21% and 65% of total sales for the years ended September 30, 2017, 2016 and 2015, respectively. The outstanding accounts receivable balance for this customer was 66%, 49% and 36% of the total accounts receivable balance as of September 30, 2017, 2016 and 2015, respectively.

One vendor accounted for over 10% of total purchases for the year ended September 30, 2017, and two vendors accounted for over 10% of total purchases for the years ended September 30, 2016 and 2015, respectively.

NOTE 18. COMMITMENTS AND CONTINGENCIES

The Company had one VIE as of September 30, 2017. In the opinion of the management, (i) the ownership structure of the Company and the VIE are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIE and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a view inconsistent with the Company’s opinion. If the current ownership structure of the Company and its contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations and continue consolidation with its VIE.

In 2009, each of our executive officers entered into a five-year employment agreement with Softech, our wholly-owned PRC subsidiary. In 2015, certain of our executive officers have renewed the employment agreement for 5 years ending in 2019. Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed-upon duties, embezzlement causing material damage to the Company, and conviction of a crime. A senior executive officer may terminate his or her employment at any time by delivering a 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her salary as of termination, provided that he or she resigns for certain good reasons specified by his or her employment agreement or the relevant rules or Softech terminates his or her employment without “cause”. The details of the terms and annual salary of our executive officers are set forth below:

Name	Title	Annual Base Salary (in RMB with US$ equivalence))		Term
Peng Zhang	Chief Executive Officer	RMB 180,000	$28,285	Until 2019
Li Wu	Chief Financial Officer	RMB 132,000	$20,742	Until 2019
Wei Zhang	Executive President	RMB 120,000	$18,857	Until 2019
Xiang Bu	Manager	RMB 120,000	$18,857	Until 2019
Zhenyu Chen	Manager	RMB 120,000	$18,857	Until 2019

NOTE 19. SHARE-BASED COMPENSATION

In order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business, its board of directors and its shareholders approved and adopted an Omnibus Incentive Plan in April 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options or restricted awards to its employees, directors and consultants to purchase an aggregate of no more than 1,500,000 ordinary shares (on a pre-Reverse Split basis) of the Company, subject to different vesting requirements. The 2010 Plan is administered by the Compensation Committee (the “Plan Administrator”). The officers of the Company have been authorized and directed by the Plan Administrator to execute Option Agreements with those persons selected by the Plan Administrator and issue ordinary shares of the Company upon exercise of any options so granted pursuant to the terms of an Option Agreement.

All options granted under the 2010 Plan have a term of ten years from the option grant date and vest according to the terms and conditions set forth in each grant agreement. On May 14, 2010, the Company granted 180,000 options to a combination of employees and directors of the Company, at an exercise price of US$4.00 on a pre-Reverse Stock Split basis.

Restricted stock granted under the 2010 Plan is subject to a different vesting period. On May 14, 2010, the Company granted 100,000 restricted shares to an officer. Of the 100,000 restricted shares 50,000 vested on April 23, 2011 and the remaining 50,000 wereto vest on April 23, 2012. However, the officer resigned on May 31, 2011, and the remaining 50,000 restricted shares to be vested on April 23, 2012, as well as the officer’s unvested options, were forfeited in accordance with their terms. In addition, since the two independent directors Ms. Shi and Mr. Fong resigned on July 11, 2011 and June 24, 2011 respectively, their unvested options were forfeited in accordance with their terms. The reference of number of restrictive shares is on a pre-Reverse Stock Split basis.

The Company did not grant any equity awards for the year ended September 30, 2017 and 2016.

The Black-Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility, the expected price multiple at which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The Company calculated the estimated fair value of the options on the grant date (May 14, 2010) with the following assumptions:

May 14, 2010
Risk-free interest rates	1.63%
Expected term	10 years
Expected volatility	90%
Expected dividend yield	0%
Fair value of underlying ordinary share (per share) (*)	US$ 3.94

(*represents initial public offering close price)

The Company recognized compensation expense for options granted as general and administrative expense on a straight-line basis for each separately vesting portion of the award (the graded vesting attribution method). The fair value of options on the grant date of May 14, 2010 was $1.89 per share. The share-based compensation expenses for options were US$0, US$0 and US$0 for the years ended September 30, 2017, 2016 and 2015, respectively.

The Company records share-based compensation expenses for restricted shares granted to non-employees in exchange for services at fair value as of the grant date, which was $3.94 based on the graded vesting attribution method. The share-based compensation expenses for restricted shares were US$0, US$0 and US$0for the years ended September 30, 2017, 2016 and 2015, respectively.

The following table summarizes outstanding options as of September 30, 2017, related weighted average fair value and life information. Options outstanding for all periods have been retroactively restated to reflect the 1-for-10 reverse stock split effected on November 6, 2012:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number outstanding as of September 30, 2017	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable as of September 30, 2017	Weighted Average Exercise Price
$40.00	12,334	$1,89	2.62	12,334	$1.89

A summary of option activity under the employee share option plan as of September 30, 2017 and changes during the year then ended is presented as follows:

Options	Number of shares	Exercise Price	Remaining Life (Years)	Aggregated Intrinsic Value
Outstanding as of October 1, 2016	12,334	$40.00	3.62	-
Granted during the year	-	-	-	-
Forfeited during the year		-	-	-
Outstanding as of September 30, 2017	12,334	$40.00	2.62	-

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

As of September 30, 2017, the Company had appropriated US$426,051, and as of 2016 and 2015, the Company had appropriated US$444,318 and US$0.00, respectively, in its statutory reserves.

NOTE 21. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorize the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company had 10,000,000 ordinary shares issued and outstanding prior to the May 2010 public offering. In May 2010, the Company issued 4,000,000 shares of ADSs, representing 4,000,000 ordinary shares, through its depositary, Bank of New York Mellon on the NASDAQ Capital Market, at a consideration of US$4.00 per share for a gross consideration of US$16,000,000. The total direct cost related to this transaction amounted $1,496,000, including underwriter fees, attorney fees, audit fees, etc. In 2011, the Company issued 50,000 shares of ADSs, representing 50,000 ordinary shares, as the restricted shares granted to an employee.

Effective November 6, 2012, the Company undertook a combination, or reverse split of the ordinary shares issued by the Company at par value of $0.001 per share such that the Company shall issue one (1) ordinary share (each, a “New Share” and collectively, the“New Shares”) for every ten (10) ordinary shares held by its members (“Old Shares”) (the “Reverse Stock Split”). The par value of each New Share was $0.01, equal to the aggregate of the par value of ten Old Shares combined.  The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Stock Split remains the same, namely, one ADR remains to represent one New Share.

As of September 30, 2017, there were 1,405,000 ordinary shares issued and outstanding.

NOTE 22. EARNINGS PER ORDINARY SHARE

	For the years ended September 30,
	2017	2016	2015
Numerator used in basic net income per share:
Net Income (loss)	$(218,486)	$(160,000)	$1,027,000
Shares
Weighted average number of ordinary shares outstanding	1,405,000	1,405,000	1,405,000
Weighted average number of ordinary shares outstanding used in computing diluted earnings per ordinary share	1,405,000	1,405,000	1,405,000
Loss per ordinary share- basic and diluted	$(0.16)	$(0.11)	$0.73

As of September 30, 2017, the Company had zero restricted shares and 12,334 outstanding options that could potentially dilute basic income per share in the future, but which were excluded in the computation of diluted income/loss per share in the periods presented, as their effect would have been anti-dilutive since the grant price of these restricted shares and the exercise price of these option were higher than the average market price during period presented.

NOTE 23. SUBSEQUENT EVENT

As of January 26, 2018, the related companies had repaid a total of $6,986 thousand to the Company, the balance of current portion and non-current portion of due from related companies was nil after the repayments.

On January 25, 2018, the Company executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby the Company agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share (“Ordinary Shares”), (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

In order to consummate the contemplated transactions described above, the Company must obtain shareholders’ consent (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ must approve the contemplated transactions prior to consummation thereof. C Media has the right to terminate the AEA if the closing has not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018.

