Form 20-F
period 2017-12-31
Luokung Technology Corp.
filed 2018-10-12
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended _____________

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2017 to December 31, 2017

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34738

Luokung Technology Corp.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

British Virgin Islands	LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing People’s Republic of China, 100020
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Mr. Muqiao Geng

LAB32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing
People’s Republic of China 100020
Tel: (86) 10-85866721

(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	None
Preferred shares, par value $0.01 per share	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report. 187,097,599 Ordinary Shares, including 186,383,224 Ordinary Shares represented by 714,375 American Depositary Shares, and 1,000,000 Preferred Shares outstanding as of September 20, 2018.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an transition report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

Luokung Technology Corp. (the “Company”) is filing this transition report on Form 20-F (“Transition Report”) in connection with the completion of the exchange of certain of its assets for substantially all of the assets of C Media Limited (“C Media”) pursuant to that Asset Exchange Agreement, dated January 25, 2018 (the “Original AEA”), as supplemented by the Addendum to Asset Exchange Agreement, dated October 3, 2018 (the “Addendum” and together with the Original AEA, the “AEA”). Following the consummation of the AEA, on October 4, 2018, the Company changed its fiscal year end from September 30 to the fiscal year end used by C Media, December 31. This Transition Report covers the three-month period from Octorber 1, 2017 to December 31, 2017, and the fiscal years described herein.

In this transition report:

●	References to the “Company”, “we”, “our” and “us” are to Luokung Technology Corp. and its consolidated subsidiaries and variable interest entity, except as the context otherwise requires;

●	This transition report on Form 20-F covers the three-month period from October 1, 2017 through December 31, 2017 (the “Transition Period”) and reflects our financial results thereof. Prior to this transition report on Form 20-F, our two most recent annual reports on Form 20-F cover the fiscal years ended September 30, 2017 and September 30, 2016, respectively, and reflect financial results for the respective twelve-month periods from October 1 to September 30. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended September 30, while from and after the Transition Period, ended December 31;

●	References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares with a par value of $.01 per share.

Special Note Regarding Forward-looking Statements

This transition report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this transition report. These forward-looking statements include:

●	our future business development, results of operations and financial condition;

●	expected changes in our net revenues and certain cost or expense items;

●	our ability to attract and retain customers; and

●	trends and competition in the enterprise mobile software application market.

You should read this transition report thoroughly with the understanding that our actual future results may be materially different from, and/or worse, than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this transition report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This transition report also contains estimates, projections and statistical data related to the market for the provision of Wi-Fi and mobile applications in China. This market data, including data from IDC, a leading provider of market data and intelligence, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The market for the provision of Wi-Fi and mobile applications in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the market for the provision of Wi-Fi and mobile applications subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

i

ii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

The directors of Luokung Technology Corp. are Xuesong Song, Kegang Peng, Dennis Galgano, Jin Shi, Jiming Ha, Zhihao Xu and Chuang Tao. The business address for our directors is LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Moore Stephens CPA Limited has served as our auditor since October 5, 2018, and is located at 801-806 Silvercord Tower 1, 30 Canton road, Tsimshatsui, Kowloon, Hong Kong. BDO China Shun Lun Pan Certified Public Accountants LLP served as our auditors for the last three years, and are located at 4F, No. 61 Nanjing Road, Shanghai, People’s Republic of China.

Garvey Schubert Barer, P.C., serves as our legal counsel in the United States, and is located at Flour Mill Building, 1000 Potomac Street NW, Suite 200, Washington, D.C., 20007-3501.

Conyers Dill & Pearlman serves as our legal counsel with regard to the laws of the British Virgin Islands, and is located at 29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

Luokung Technology Corp. and its consolidated subsidiaries (“Luokung Technology”, “we”, “us”, or “the Company”) consummated an asset exchange agreement pursuant to which we exchanged our existing assets with those of C Media Limited (the “Asset Exchange”) on August 17, 2018, and we changed our name from Kingtone Wirelessinfo Solution Holding Ltd. to our current name on August 20, 2018.

On October 4, 2018, in connection with the consummation of the Asset Exchange, we changed our fiscal year end from September 30 to December 31.

The selected financial data for the fiscal years ended December 31 2017 and 2016 have been derived from our audited consolidated and combined financial statements. The selected consolidated and combined financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated and combined financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

LK TECHNOLOGY LTD. AND SUBSIDIARIES

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016

Revenues	$26,082,417	$5,233,145
Less: Cost of revenues	5,547,779	6,315,504
Less: Operating expenses:
Selling and marketing	23,908,733	6,209,804
General and administrative	2,451,249	2,108,854
Research and development	1,046,198	2,882,202
Total operating expenses	27,406,180	11,200,860
Loss from operations	(6,871,542)	(12,283,219)
Other income (expense):
Interest expense	(26,611)	(4,412)
Foreign exchange gains(losses)	350,679	(298,257)
Loss from investment	-	(428,571)
Other income (expense), net	(262,980)	(34,572)
Total other income (expense), net	61,088	(765,812)
Loss before income taxes	(6,810,454)	(13,049,031)
Income taxes	-	-
Net loss	$(6,810,454)	$(13,049,031)
Other comprehensive income:
Foreign currency translation adjustment	90,671	387,375
Total comprehensive loss	$(6,719,783)	$(12,661,656)

LK TECHNOLOGY LTD. AND SUBSIDIARIES

SELECTED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of December 31,
	2017	2016
Accounts receivable, net of allowance for doubtful accounts	9,729,625	1,865,836
Amounts due from related parties	11,760,692	-
Property and equipment, net	5,044,872	7,771,027
Goodwill	7,239,936	7,239,936
TOTAL ASSETS	37,582,858	21,114,832
Accounts payable	8,784,518	6,446,584
Accrued liabilities and other payables	12,962,912	11,329,613
Total liabilities	25,311,113	33,905,520

Total Shareholder’s Equity (Deficit)	12,271,745	(12,790,688)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	37,582,858	21,114,832

B.  CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.  RISK FACTORS.

An investment in our ADSs and ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this transition report, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ADSs or ordinary shares. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this transition report before deciding to invest in our ADSs or ordinary shares.

Risks Related to Our Company and Our Industry

The Company had incurred negative cash flows from operating activities and net losses as of December 31, 2017. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended December 31, 2017, the Company had incurred significant operating losses and working capital deficit. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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

The IT industry relies on skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. There is significant competition in China for professionals with the skills necessary to develop the products and perform the services we offer to our customers. Increased competition for these professionals, in the mobile application design area or otherwise, could have an adverse effect on us if we experience significant increase in the attrition rate among employees with specialized skills, which could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to serve existing customers and business partners and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for wi-fi connectivity and mobile applications, evolving industry standards and changing customer preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on business development or find suitable replacements of the key personnel upon their departure may lead to shrinking new implementation projects, which could materially adversely affect our business.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees, particularly since we recently appointed a new chairman. We are reliant on the services of Mr. Xuesong Song, our chairman, chief executive officer and member of our board of directors. If one or more of our senior executives or key employees is unable or unwilling to continue in his or her present position, we may not be able to replace such employee easily, or at all, we may incur additional expenses to recruit, train and retain replacement personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

Our business could suffer if our executives and directors compete against us and our non-competition agreements with them cannot be enforced.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keep a close relationship with our customers and business partners joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially adversely affected. Most of our executives have entered, or will soon enter, into employment agreements with us that contain or will contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where all of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems and mobile devices of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter customers from using our services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

If we do not continually enhance our solutions and service offerings, we may have difficulty in retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing applications and platform, and to introduce new features to meet the preferences and requirements of our customers in a rapidly developing and evolving market. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services, or any products or services that we may plan to introduce in the future. Our present or future products may not satisfy the evolving preferences and tastes of our customers, and these solutions and services may not achieve anticipated market acceptance or generate incremental revenue. If we are unable to anticipate or respond adequately to the need for service or product enhancements due to resource, technological or other constraints, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of mobile applications and services to a broader customer base. We will be required to make investments in research and development in order to continually develop new software applications and related service offerings, enhance our existing platform, mobile applications and related service offerings and achieve market acceptance of our mobile applications and service offerings. We may incur problems in the future in innovating and introducing new mobile applications and service offerings. Our development-stage mobile applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new mobile applications, and enhance existing mobile applications, our future results of operations would be adversely affected. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s wireless telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent introductions of new services and solutions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 5G standard and technologies, and to develop or acquire and integrate new technologies into our platform, mobile applications and related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new mobile applications and service offerings. Our development of new mobile applications and platform enhancements may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Problems with the quality or performance of our hardware, software or other systems may cause delays in the introduction of new solutions or result in the loss of customers and revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Our hardware and software systems are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our systems may contain errors that are not discovered until after they have been installed or implemented, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay the completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

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

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies is evolving rapidly and is subject to a great deal of uncertainty. Our self-developed or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Any potential litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our hardware and software systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, intellectual property rights and confidentiality protection in China may not be as effective as in the United States, and policing unauthorized use of proprietary technology can be difficult and expensive. Further, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Any such litigation may be costly and may divert management attention, as well as our other resources, away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all litigation costs in excess of the amount recoverable from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our solutions incorporate a portion of, and work in conjunction with, third-party hardware and software solutions. If these third-party hardware or software solutions are not available to us at reasonable costs, or at all, our results of operations could be adversely impacted.

Although our hardware and software systems and mobile applications primarily rely on our own core technologies, some elements of our systems incorporate a small portion of third-party hardware and software solutions. If any third party were to discontinue making their intellectual property available to us or our customers on a timely basis, or increase materially the cost of their licensing such intellectual property, or if our systems or applications failed to properly function or interoperate with replacement intellectual property, we may need to incur costs in finding replacement third-party solutions and/or redesigning our systems or applications to replace or function with or on replacement third-party proprietary technology. Replacement technology may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our systems or applications on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

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

Weaknesses in our internal controls over financial reporting or disclosure controls and procedures may have a material adverse effect on our business, the price of our ordinary shares, operating results and financial condition.

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its transition report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of September 30, 2018, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2017. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

We have very limited insurance coverage which could expose us to significant costs and business disruption.

We do not maintain any insurance coverage for our leased properties. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Beijing, China, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition.

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

Seasonality and fluctuations in our customers’ spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. Our new lines of business acquired upon the consummation of the asset exchange transaction discussed below see higher customer use and activity during the Chinese New Year holiday than other times during the year when rail travel is high, which lead to higher revenue during this period as more customers would like to place more advertising. Due to these and other factors, our operating results may fluctuate significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

Mr. Xuesong Song, our chairman, chief executive officer and a member of our board of directors, beneficially owns 19.31% of our outstanding ordinary shares and 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the members of the Company. Our officers and directors as a group beneficially own an aggregate of approximately 33.69% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended December 31, 2017 and 2016, our five largest customers accounted for 99.8% and 78.5% of our total sales, respectively, and our largest customer - Guangdong Zhanshi Media Advertising Co., Ltd. accounted for approximately 80.8% of our total sales during for the fiscal year ended December 31, 2017. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of December 31, 2017 and 2016, our outstanding accounts receivable before impairment were $10.4 million and $2.10 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 45.3% and 38.5% of our total accounts receivable balance as of December 31, 2017 and 2016, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiary, Beijing Zhong Chuan Shi Xun Technology Limited, is qualified as a “high-technology enterprise” until the end of the November 2018, and therefore it had benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if Beijing Zhong Chuan Shi Xun ceases to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, as of the date of this transition report, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. Therefore, if we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders or ADS or ordinary share holders from the transfer of our shares or ADSs may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. As a result, there may be limitations on the ability of our PRC subsidiaries to pay dividends or make other investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.

In addition, under the New EIT Law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions may need approval from the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals in such cases when approval is required, our ability to use the proceeds of our May 2010 public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

PRC laws and regulations governing our businesses. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

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

Prior to our May 2010 initial public offering, our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006: (i) Softech was directly incorporated by Topsky as a foreign investment enterprise under PRC law; therefore, there was no acquisition of the equity of a “PRC domestic company” as defined under the New M&A Rules; and (ii) the contractual arrangements between Kingtone Information and Softech were not clearly defined and considered as the transaction which shall be applied to the New M&A Rules. Therefore, we did not seek prior CSRC approval for our initial public offering.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

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

Risks Associated with our ADSs and Ordinary Shares

Our securities are not currently traded on any United States public markets and you may not be able to resell your securities for some time.

There is currently no public market for our ordinary shares or American Depository Shares (“ADSs”) in the United States or in any other jurisdiction. Our ADSs were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018. We have applied to NASDAQ for the listing of our ordinary shares on the NASDAQ Capital Market and received an approval for listing of Ordinary Shares on August 6, 2018, and as of the date of this transition report, that application and approval are currently under review. We cannot assume that our ordinary shares will be accepted for listing on the NASDAQ Capital Market, or if listed, that we would continue to meet the applicable minimum listing requriements. You may not be able to sell your ordinary shares quickly or at all if we are unable to gain listing on a public market in the United States.

The market price of our ADSs has historically been highly volatile, and you may not be able to resell our ordinary shares at or above your initial purchase price.

There may be a limited public market for our ordinary shares and, as discussed above, our ADSs are no longer listed on any public market in the United States or any other jurisdiction. We cannot assure you that there will be an active trading market for our ordinary shares in the future. If our ordinary shares are accepted for listing on a public market, you may not be able to sell your ordinary shares quickly or at the market price if trading in our ordinary shares is not active.

The trading price of our ADSs and ordinary shares may be volatile. The price of our ADSs and ordinary shares could be subject to wide fluctuations in response to a variety of factors, including the following:

1.	Introduction of new products, services or technologies offered by us or our competitors;
2.	Failure to meet or exceed revenue and financial projections we provide to the public;
3.	Actual or anticipated variations in quarterly operating results;
4.	Failure to meet or exceed the estimates and projections of the investment community;
5.	General market conditions and overall fluctuations in United States equity markets;
6.	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
7.	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
8.	Additions or departures of key management personnel;
9.	Issuances of debt or equity securities;
10.	Significant lawsuits, including patent or shareholder litigation;
11.	Changes in the market valuations of similar companies;
12.	Sales of additional ordinary shares or other securities by us or our shareholders in the future;
13.	Trading volume of our ordinary shares;
14.	Fluctuations in the exchange rate between the U.S. dollar and Renminbi;
15.	Negative market perception and media coverage of our company or other companies in the same or similar industry with us; and
16.	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Capital Market and software products and services companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance.

Our ADSs and ordinary shares may be subject to the SEC’s penny stock rules which may make it difficult for broker-dealers to complete customer transactions and trading activity in our securities.

Our ADSs and ordinary shares may be deemed to be “penny stock” as that term is defined under the Securities Exchange Act of 1934, as amended.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker-dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities. As a result, the market price of our ADSs and ordinary shares may be depressed, and you may find it more difficult to sell our ADSs or ordinary shares.

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

Future sales and issuances of our ordinary shares, or rights to purchase our ordinary shares, including pursuant to our 2010 Omnibus Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ordinary shares to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ADSs and ordinary shares.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return shareholders will therefore be limited to the value of their ADSs or ordinary shares.

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

As a result of all of the above, holders of our ADSs and ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

If you hold our ADSs, you may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

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

If our ordinary shares are listed on the NASDAQ Capital Market and the trading price of our ordinary shares fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On December 19, 2011, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ADSs fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. We regained compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), as its ADS with its underlying ordinary share has achieved a closing bid price of $1.00 or greater for the 10 consecutive business days from November 6 to November 23, 2012 by implementing a 1-for-10 combination, or reverse split of the ordinary shares effective November 6, 2012. When listed, we cannot be sure that the price of our ordinary shares will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

ITEM 4.  INFORMATION ON THE COMPANY.

A .   HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a holding company and conduct our operations through our wholly-owned subsidiary named LK Technology Ltd., a British Virgin Islands limited liability company (“LK Technology”), and its wholly-owned subsidiaries, MMB Limited and Mobile Media (China) Limited and their respective subsidiaries, which hold the rights to deploy Wi-Fi systems on about 700 trains in China, including 290 trains in which Wi-Fi systems have already been installed and are in operation. In May 2010, we consummated an initial public offering of our American Depository Shares, or ADSs, for gross proceeds of $16 million, and our ADSs were listed on the NASDAQ Capital Market under the ticker symbol “KONE”. Our ordinary shares are not currently listed on any trading market. Our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018. We have applied to NASDAQ for the listing of our ordinary shares on the NASDAQ Capital Market and received an approval for listing of Ordinary Shares on August 6, 2018, and as of the date of this transition report, that application and approval are currently under review.

On August 17, 2018, we consummated an asset exchange transaction, pursuant to which we exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology (the “Asset Exchange”). In connection with the Asset Exchange, we changed our name on August 20, 2018, and on September 20, 2018, issued to the shareholders of C Media Limited, the former parent of LK Technology, (i) 185,412,599 of our ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares. Upon the consummation of the Asset Exchange, we ceased our previous business operations and became a company focused on the provision of Wi-Fi and mobile application products for long distance rail travelers in China.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding capital stock of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which are paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

Corporate Information

Our principal executive offices are located at LAB32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020.   Our website is www.luokung.com.  We routinely post important information on our website.  The information contained on our website is not a part of this transition report.

Our agent for service of process in the United States is Worldwide Stock Transfer, LLC, the current transfer agent of the Company, with a mailing address of One University Plaza, Suite 505, Hackensack, New Jersey 07601.

B.  BUSINESS OVERVIEW.

We are a China-based provider of rail Wi-Fi and mobile application products for long distance travelers in China. Our primary mobile application, the LuoKuang platform, consists of the LuoKuang mobile applications, a series of supporting software at the server end, and rail-Wi-Fi hardware and equipment on the trains that we serve. The LuoKuang platform incorporates technology covered by 22 patents and about 34 software copy rights, and serves as a content and service distribution platform that is tailored for particular travel stages featuring geographic location and social interaction. The content and services distributed by LuoKuang contain information, entertainment, travel, e-commerce, online to offline (“O2O”), advertisement and marketing features.

LuoKuang mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include staving off boredom on trains and discovering and exploring new locations upon arrival. The main services contain entertainment services (videos and audio, digital readings, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on locations). As of December 31, 2017, the LuoKuang platform featured about 38 million users.

The setting services on the train focus on providing entertainment content for passengers to pass time during long-distance travel in closed environments. For example, we provide access to long video formats such as movies and TV shows, short videos, music, digital readings and games.

We use the most valuable Wi-Fi location—the train Wi-Fi setting—as the entrance of our LuoKuang platform and mobile applications. Passengers typically ride trains for long-distance and inter-provincial travel purposes. The long periods of monotonous journeys and the cost concerns for roaming traffic fees enable the combination of entertainment content service needs and Wi-Fi access needs. Our rail-Wi-Fi becomes a valuable and sophisticated Wi-Fi service in this setting—not just Wi-Fi connection service, but a provider of sophisticated services through a Wi-Fi connection. In addition, the annual traffic of 800,000 passengers onboard each train makes rail Wi-Fi a huge entry point for mobile applications. We do not define ourselves as a train Wi-Fi communication service operator but as a long-distance travel mobile service provider. We provide users with free Wi-Fi access so that users are able to connect to the LuoKuang platform and thus access related entertainment services, services on the train and destination services. The rail Wi-Fi is our access point to a significant pool of users and the entrance to acquiring additional users.

The setting services focus on providing targeted push services to users while travelling in unfamiliar cities. Information and service guidance are precisely pushed to appeal to the interests and tastes (eating, drinking, shopping, touring and culture) of individual users (cuisine specialties and local snacks, local events, viewing sights, culture, history, stories). The service guidance is generated, shared and distributed by individual users (travelers, local residents, local businesses) interacting with current locations and featuring users who generated contents from self-media and small and medium vertical contents providers).

Based on the GIS (geo-information system), Superengine is a provider of big spatial-temporal data, network graphic image technology and relevant service. Its super engine series includes computer graphic image engines and spatial database engines. Spatial-temporal cloud index is the core of the company’s spatial-temporal data engines. It is equivalent to the neural network of the big data and the Internet. It extends the value of its products and platform to its data service providers. In cooperation, its service providers can be divided into three categories, namely, basic geographic data providers, industrial data providers and behavioral data providers). Superengine’s industries-oriented spatial-temporal data engine was launched in 2016. The spatial-temporal GIS platform has been applied in industries such as aerospace, power grid, surveying & mapping, agriculture, cultural relic preservation, water conservancy, public security, railway section, smart cities, and business location selection.

Our primary sources of revenue are advertising and marketing promotion revenues.

Our Industry — Mobile Internet Industry

Our products and services are engaged in the mobile internet industry. Our main services consist of entertainment services (videos, audio, digital readings, games that are tailor-made for passengers on train) and other services including satisfying the demand for value discovery of unfamiliar destinations through social interactions among strangers based in such locations). The mobile internet industry in China is rapidly growing and is likely to be in a long-term growth trend. According to the Mobile Internet Blue Book of China Mobile Internet Report, in 2017 the market size of China mobile internet reached RMB 605 billion. Now China is in a leading position in terms of smartphone, mobile communication network and mobile application services. The pool of users is anticipated to keep expanding through the promotion and popularization of smartphones and the expansion of the mobile internet market.

Video is the leading online entertainment format in China. According to the iResearch Report, over 80% of total time spent by users on online entertainment in China in 2016 was internet video. Online entertainment, especially internet video, is attractive to Chinese users due to many favorable factors, including easy accessibility, wide content selection, and innovative platforms with social features.

For 2017, the transaction volume of China mobile e-commerce market reached to over RMB 4 trillion according to the China Mobile E-commerce Industry Research Report from iResearch, representing an increase of 19.1%. For the next few years, China mobile online shopping will likely maintain steady growth. The focal point of competition in China mobile e-commerce market has shifted from infrastructure service providers to integrated and accurate services providers. Drawing in users with compelling content in diversified scenes has become a trend.

The revenue for China mobile gaming industry reached RMB 144.58 billion for the year of 2017, according to the China Mobile Game Industry Research Report from iResearch. With increased investment by large-scale enterprises in the sector of mobile games and the strict enforcement of the mobile game industry-related regulatory policy guidelines, the mobile game market as a whole will become more organized and standardized.

According to the Annual Analysis of China Mobile Reading Industry from Analysis, for the year of 2017, the mobile reading market in China reached to RMB 14.04 billion. By the end of 2016, the size of China mobile's reading market reached RMB 11.86 billion, showing an increase of 18.38% in 2017.

The closed and boring environment for passengers of long-distance travel and high roaming charges lead to a strong demand to use our rail Wi-Fi services. Passengers, through their own mobile phone, have access to the free Wi-Fi network in each carriage, access to our rich mobile internet entertainment content and travel services. According to the annual statistical bulletin of China Rail-way Corporation in 2017, there were about 6,030 trains in operation in China in 2017, consisting of 2,935 high speed trains and 3,095 express trains. The rail Wi-Fi system that we have installed are currently all on express trains. The market value will be multiplied several times following the extended coverage of service on other trains.

Our Strengths

We believe the following strengths differentiate us from our competitors:

Our strategy is to build up personalized and targeted service products for travelers through rail Wi-Fi networks, enabling our services to evolve into a core driving distribution platform that provides content, news, games, e-commerce, OTO service, travel services and advertising and marketing. In comparison, our competitors offer simple forms of media services on trains. We focus on personalized and targeted matching between users on long distance trips and services. Our competitors focus on operating and generating internet traffic.

We possess a complete set of technology system including network, client end and service and operation platform. We have patent protections for Wi-Fi equipment on trains. Our technology strengths are briefly summarized below.

Wi-Fi Equipment	Patent protected. Supports Wi-Fi/3G/4G telecom modules; 4 core CPU with X86 architecture, and SSD hard disk with big storage for local contents.
Infrastructure	The technology infrastructures include the application program system, big data gathering and processing systems, intelligence clouds service deployment structure systems and our Wi-Fi hardware server deployment structure system. The operation center, big data center, contents center and rail-Wi-Fi server system are built on this infrastructure. On the above layer, the equipment management platform, account and payment platform, contents management platform and advertisement distribution platform are set up for daily management purpose.

LuoKuang strengthens the connection of services among people, setting and locations. In catering to people on the move, we anticipate strengthening the relationship between users and their locations in a given moment. Currently, LuoKuang provides the link between users and third-party service providers and provides value added services to both users and third-party service providers. The connection is not simply a traffic diversion, but also the direct presentation of relevant services in the LuoKuang platform. The open API interface and independent product software package allows easy access by service providers and developers and supports data service, advertisement operations, billing, users promotion and product marketing services. As an API product, LuoKuang does not create content or services. The content and services are provided by our partners in the LuoKuang platform. Now, the majority of top mobile internet content and services providers in China have a presence in the Luokuang platform. Those include, but are not limited to, Toutiao, Wangyi News, iqiyi, Letv, Youdian Cinema(Hollywood films), Sohu video, Phoenix Video, Kugou Music, FM Qingting, iReader, Baidu Literature, Phoenix Novel, Baidu Game, Meituan, Dianping, and similar content providers.

Our Strategy

LuoKuang is positioned to provide API interface services and geographic information social services. The API interface services are provided within the typical B-C model. LuoKuang pushes the content and services from third-party service providers to users. The local businesses, service practitioners, residents, and foreign travelers are all defined as a “user” and may participate in social interactions based on local value information and generate UGC content. The so-called local value information is defined as information, views, evaluations, experiences and experience sharing related to the local cultural scene, native products, entertainment, food, tourism and activities.

The LuoKuang user growth strategy is to have access to users through the travelers’ use of mobile devices in connection with long-distance train travel. Through deploying Wi-Fi systems on trains and providing free Wi-Fi access to passengers, LuoKuang is able to have consistent access to long-distance travelers. The Wi-Fi system on the train has become a powerful user portal at the early stage of LuoKuang and has gained substantial user traffic. We are in a leading position in terms of numbers of trains contracted and trains in operation with our free Wi-Fi system. We have contracted with about 700 trains, which cover almost 560 million annual passenger trips. As of the date of this report, approximately 290 trains are operating our rail Wi-Fi system. We will continue to install our rail Wi-Fi system in the following years.

The development strategy for LuoKuang encompasses the following:

1.	Enhance our local cycle service (a recommendation service system based on the location of travelers after their arrival, recommendations including tourist attractions, local specialties and other items of interest), strengthen services for arrivals in the form of social interaction and focus on the value of relationships between users and their current locations.
2.	Focus on the development of geographic positioning technology. Get the business of local cycle and users on train mixed together. We will put our effort to maximize the synergy effect.
3.	Big Data: Behavior data about passenger trips is obtained via the traffic entrance of rail Wi-Fi and these data will help to optimize our product.
4.	While enhancing setting service experiences and optimizing entertainment experiences, we will enrich e-commerce services on trains featuring recommendations of customized products and e-commerce shopping guidance of products labeled with specific geographic location (and traffic diversion).
5.	Focus on API positioning and attract more premium vertical service providers (contents and services).

Intellectual Property

We have registered the following software copyrights, patents and trademarks for our business operations. We believe this intellectual property forms an integral part of our competitive strength.

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We possess a complete set of technology system including network, client end and service and operation platform. We have patent protections for Wi-Fi equipment on trains. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Insurance
1.	Wireless communication multimedia chip business consumer information acquisition terminal device	Invention	ZL 2010 2 0528767.9	Sep 21, 2011
2.	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
3.	A global positioning system terminal device	Invention	ZL 2010 2 0253452.8	Nov 7, 2011
4.	A wireless multimedia server	Invention	ZL 2013 2 0220183.9	Nov 13, 2013
5.	Ordering system of passengers on train	Invention	ZL 2015 2 0095381.6	Aug 5, 2015
6.	A wireless multimedia server	Invention	ZL 2015 2 0201382.4	Oct 28, 2015
7.	An antenna structure	Invention	ZL 2016 2 0424352.4	Mar 1, 2017
8.	Spatial data progressive transmission method and device	Invention	201010617383.9	Jun 15, 2016
9.	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	201010617385.8	Mar 26, 2014
10.	Spatial data processing method and device	Invention	201010617399.X	Jun 26, 2013
11.	Method and device of spatial data simplification	Invention	201010617400.9	Mar 13, 2013
12.	Method and device for judging the occlusion type of space entity	Invention	201010617403.2	Sep 25, 2013
13.	A method and device for distributed mapping of 3d model data	Invention	201110274924.7	Mar 26, 2014
14.	Data simplification of 3d model, gradual transmission method and device	Invention	201110275336.5	Mar 25, 2015
15.	Spatial data transmission method and device	Invention	201110306393.5	Dec 13, 2014
16.	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	201210104250.0	Jun 10, 2015
17.	Spatial data progressive transmission method and device	Invention	201310367021.2	Jun 23, 2017
18.	Simplification method and device of spatial data	Invention	201310367128.7	Sep 22, 2017
19.	The method and device to accelerate transmission and display of graphic data across platforms	Invention	201210116149.7	Aug 10, 2016
20.	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	201310136682.4	Nov 10, 2017

We also have two patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Insurance
1.	Spatial data processing method and device	Japan	2012-547439	Jun 20, 2014
2.	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A	14/394,610	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Time of obtain	Expire time
1.	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2.	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
3.	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
4.	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
5.	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
6.	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
7.	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8.	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
9.	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
10.	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11.	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
12.	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
13.	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14.	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 5, 2014	50 years
15.	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years
16.	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
17.	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years

No.	Name of Copyright	Achievement approach	Registration number	Time of obtain	Expire time
18.	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
19.	Integrated information engine platform software V1.0	Independent research and development	2014SR040347	Nov 30, 2001	50 years
20.	Super information engine development platform software V5.0	Independent research and development	2014SR036792	Mar 5, 2003	50 years
21.	Core map super network information engine platform software V1.0	Independent research and development	2014SR036772	Sep 15, 2007	50 years
22.	Integrated management of the grid gis software V1.0	Independent research and development	2014SR036808	Jun 20, 2008	50 years
23.	Core map rural power grid equipment GPS patrol system software V1.0	Independent research and development	2014SR036810	Dec 10, 2008	50 years
24.	Diagram grid patrol PDA system software V1.0	Independent research and development	2014SR036778	Dec 12, 2008	50 years
25.	Core map geographic information engine desktop platform software V1.0	Independent research and development	2014SR036614	Jan 15, 2009	50 years
26.	Integrated management of the grid geographic information Web system software V1.0	Independent research and development	2014SR036799	Mar 10, 2009	50 years
27.	Core map railway power supply equipment GPS patrol system software V1.0	Independent research and development	2014SR036783	Mar 25, 2010	50 years
28.	Core map network 3 d map server software V1.0	Independent research and development	2014SR036788	Feb 20, 2011	50 years
29.	Core map network 3d map client softwareV1.0	Independent research and development	2014SR036637	Feb 22, 2011	50 years
30.	Core map 3d map network publishing platform software V1.0	Independent research and development	2014SR036633	Mar 10, 2011	50 years
31.	Core map 3d map network release plug-in system software V1.0	Independent research and development	2014SR036622	Mar 15, 2011	50 years
32.	Core map network 3d map smartphone platform software V1.0	Independent research and development	2014SR036638	Apr 28, 2011	50 years
33.	Core map network GIS Shared mobile platform software V1.0	Independent research and development	2014SR036634	Oct 31, 2011	50 years
34.	Core map network GIS sharing platform software V1.0	Independent research and development	2014SR036639	Dec 16, 2011	50 years

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No	Trademark	Classification Number	Valid Period	Registration Number
1	Y-图形	38	2010.04.21-2020.04.20	6746069
2	Y-图形	41	2010.09.07-2020.09.06	6746067
3	YRADIO-文字	35	2010.07.21-2020.07.20	6733437
4	YRADIO-文字	38	2010.04.21.2020.04.20	6733438
5	YRADIO-文字	41	2010.09.07-2020.09.06	6733439
6	LookLook-图形	38	2009.04.07-2019.04.06	4666051
7	LookLook-图形	42	2008.12.21-2018.12.20	4666050
8	YTV-文字	35	2010.07.21-2020.07.20	6733579
9	YTV-文字	38	2010.05.28-2020.05.27	6733578
10	YTV-文字	41	2010.09.07-2020.09.06	6733581
11	YTV-文字	42	2010.09.07-2020.09.06	6733580
12	YOUTV-文字	35	2010.07.21-2020.07.20	6733440
13	YOUTV-文字	38	2010.05.28-2020.05.27	6733441
14	xfeng-文字	35	2012.03.28-2022.03.27	9229145

No	Trademark	Classification Number	Valid Period	Registration Number
15	xfeng-文字	38	2012.03.28-2022.03.27	9229160
16	xfeng-文字	41	2012.03.28-2022.03.27	9229190
17	xfeng-文字	42	2012.03.28-2022.03.27	9229221
18	中传视讯-文字+图形	42	2008.12.21-2018.12.20	4666047
19	中传视讯-文字	42	2008.12.21-2018.12.20	4666048
20	中传视讯-文字	38	2008.12.21-2018.12.20	4666049
21	新蜂-文字	38	2011.08.21-2021.08.20	8538907
22	新蜂-文字	42	2012.01.28-2022.01.27	8539078
23	新蜂.潮-文字	38	2011.08.21-2021.08.20	8539104
24	新蜂.潮-文字	42	2012.01.28-2022.01.27	8539141
25	新影力	41	2014.08.28-2024.08.27	12288643
26	小人-图形	35	2014.08.28-2024.08.27	12287985
27	小人-图形	38	2014.08.28-2024.08.27	12288580
28	小人-图形	41	2014.08.28-2024.08.27	12288629
29	小人-图形	42	2014.08.28-2024.08.27	12288435
30	中传-文字	38	2014.08.28-2024.08.27	12288267
31	中传-图形	38	2014.08.28-2024.08.27	12288289
32	中童-文字	41	2014.08.07-2024.08.06	12214085
33	中童在线-文字	41	2014.08.07-2024.08.06	12214092
34	翠鸟-文字	38	2014.08.07-2014.08.06	12214058
35	翠鸟-文字	42	2014.08.07-2014.08.06	12214125
36	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
37	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
38	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
39	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
40	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
41	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
42	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
43	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
44	LookLook-图形	38	2015.11.14-2025.11.13	11533428
45	LookLook-图形	42	2014.06.21-2024.06.20	11533720
46	LookLook-文字	38	2014.07.14-2024.07.13	11534067
47	LookLook-文字	42	2014.04.14-2024.04.13	11534227
48	L-图形	35	2014.02.28-2024.02.27	11535002
49	L-图形	38	2014.02.28-2024.02.27	11535073
50	L-图形	41	2014.02.28-2024.02.27	11535181
51	L-图形	42	2014.02.28-2024.02.27	11535262
52	箩筐-图形	41	2016.06.14-2026.06.13	16580228
53	箩筐-图形	42	2016.06.14-2026.06.13	16580227
54	箩筐-文字	42	2016.09.28-2026.09.27	16580249
55	箩筐-文字	41	2016.06.14-2026.06.13	16580250
56	箩筐-文字	35	2016.09.21-2026.09.20	16580252
57	箩筐-文字	9	2016.06.14-2026.06.13	16580253

No	Trademark	Classification Number	Valid Period	Registration Number
58	箩筐-图形	38	2016.06.14-2026.06.13	16580229
59	箩筐-图形	35	2016.06.14-2026.06.13	16580230
60	箩筐-图形	9	2016.06.14-2026.06.13	16580231
61	微时光-文字	42	2016.09.28-2026.09.27	16580247
62	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
63	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
64	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
65	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
66	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
67	录游器-文字	9	2016.06.14-2026.06.13	16782135
68	录游器-文字	35	2016.06.14-2026.06.13	16782136
69	录游器-文字	38	2016.06.14-2026.06.13	16782137
70	录游器-文字	41	2016.06.14-2026.06.13	16782138
71	录游器-文字	42	2016.06.14-2026.06.13	16782139
72	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
73	畅联TV-文字	38	2016.01.21-2026.01.20	15792468
74	SuperEngine	9	2016.01.21-2026.01.20	8125722
75	SuperEngine	42	2016.01.21-2026.01.20	8125728
76	超擎	9/42	2016.01.21-2026.01.20	16473205
77	SUPERENGINE	9/42	2016.01.21-2026.01.20	16473185

*	See below for an explanation of each classification number used in the table above.

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

Classification No. 38: Include services that enable at least sensory communication between two people. Such services include that allow one person to talk to another, send messages from one person to another, Make verbal or visual contact between one person and the other. This classification especially include the service for broadcasting radio or television programs. Except for radio advertising services and telemarketing services.

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

Business Certificates and Qualifications

We have obtained all necessary regulatory certifications to conduct our business in the PRC, including without limitation, the following: Software Enterprise Recognition Certificate, Computer Information System Integration Qualification Certificate, Construction Enterprise Qualification Certificate, and Security Technology & Protection Enterprise Certificate. We have also been properly certified as a high-tech enterprise and have met the ISO 9001:2000 qualification management system.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. To our knowledge, other than as described below there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. Following the consummation of the AEA, we became successor in interest to the legal proceedings described below.

Litigation with Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd.

On January 22, 2016, Zhong Chuan Rui You and Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd. (“Fusheng Weier”) signed a contract for equipment of $1,652,842 (RMB10,800,000). Since Zhong Chuan Rui You did not make the payments of $1,126,381 (RMB7,360,000) on the due dates, Fusheng Weier filed a lawsuit against Zhong Chuan Rui You in Shanghai Xuhui District People's Court on October 8, 2016. On March 9, 2017, Xuhui District People's Court issued the verdict requiring Zhong Chuan Rui You to pay the overdue debts. In August 2017, C Media Limited made the payment of $512,075 (RMB3,346,000). The remaining balance has been accrued in accounts payable. The payment schedule for the remaining balance is being negotiated by the two parties.  On February 5, 2018, a hearing was held adding Zhong Chuan Shi Xun as a defendant. The Group plans to settle the remaining balance within one year.

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People's Court. On December 19, 2017, Gansu Intermediate People's Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Since only 18 out of 72 trains have been installed with Wifi network system, Zhong Chuan Rui You disputed and appealed to the verdict. The next court trial date has not yet been determined.

C Media and Gansu Jinlun are  negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable as at December 31, 2017.

Litigation with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd.

On June 16, 2015, Zhong Chuan Rui You signed a cooperation agreement with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd. (“Shenzhen Hua Xun”) and Xuesong Song, a major shareholder of C Media Limited. Pursuant to this agreement, Zhong Chuan Rui You procures equipment from Shenzhen Hua Xun. Xuesong Song acts as a joint liability guarantor for the entire debts of Zhong Chuan Rui You under this agreement. As Zhong Chuan Rui You did not make the payments on the due dates, Shenzhen Hua Xun filed a lawsuit with Shenzhen Baoan District People's Court on May 31, 2016. On November 1, 2016, Zhong Chuan Rui You, Xuesong Song and Shenzhen Hua Xun reached a settlement in Shenzhen Baoan District People's Court to settle $1,735,389 (RMB11,355,000) in four instalments. On December 30, 2017, the debt was assigned to C Media Limited.

C.   ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of September 30, 2018.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2017.

Contractual Arrangements with Beijing Zhong Chuan Shi Xun Technology Limited’s Subsidiaries and Their Respective Shareholders

To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, our subsidiaries operate in such restricted service areas in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the LK Technology Ltd. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of LK Technology Ltd. LK Technology Ltd., through its subsidiary Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited (the “WFOE”), has entered into an exclusive business cooperation agreement with Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun” or the “VIE”) the PRC domestic company, which entitle the WFOE to receive a majority of profit of Zhong Chuan Shi Xun. In addition, Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited has entered into certain agreements with those management members or founders, including equity interest pledge agreement of the equity interests held by those management members or founders and exclusive option agreement to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations. Details of the typical VIE structure of our significant consolidated VIE, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun and its subsidiaries of Zhong Chuan Rui You, Huoerguosi Luokuang and Jiu Zhou Shi Dai, are set forth below:

Exclusive Business Cooperation Agreement

The VIE has entered into an exclusive business services agreement with the WFOE, pursuant to which the WFOE provides exclusive business services to the VIE. In exchange, the VIE pays a service fee to the WFOE which amounts to be no less than the 80% of the VIE’s after-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Exclusive Option Agreement

The VIE equity holders have granted the WFOE exclusive call options to purchase their equity interest in the VIE at an exercise price equal to the minimum price as permitted by applicable PRC laws. The WFOE may nominate another entity or individual to purchase the equity interest, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest pursuant to the call option. The VIE agrees not to distribute any dividends to the VIE equity holders without the approval of WFOE.

Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement, the VIE equity holders have pledged all of their interests in the equity of the VIE as a continuing first priority security interest in favor of the WFOE to secure the performance of obligations by the VIEs and/or the equity holders under the exclusive business cooperation agreement. The WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the exclusive business cooperation agreement, if applicable. These equity pledge agreement remain in force until all the obligations under the exclusive business cooperation agreement have been fulfilled.

The exclusive business cooperation agreement and equity interest pledge agreement described above also enable the Company to receive substantially all of the economic benefits from the VIE by typically entitling the WFOE to all dividends and other distributions declared by the VIE and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIE.

D.  PROPERTY AND EQUIPMENT

We lease offices located at Lab 30 & Lab 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, which covers a floor space of 600 square meters. These leases expire at different times throughout 2018 and are renewable upon negotiation.

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

Overview

Luokung Technology was incorporated on October 27, 2009 under the laws of the British Virgin Islands. We are a holding company and conduct our operations through LK Technology Ltd., a British Virgin Islands limited liability company (“LK Technology”) and its wholly-owned subsidiaries, MMB Limited and Mobile Media (China) Limited and their respective subsidiaries and a contractually-controlled entity in the PRC named Beijing Zhong Chuan Shi Xun Technology, which hold the rights to deploy Wi-Fi systems on about 700 trains in China, including 290 trains in which Wi-Fi systems have already been installed and are in operation. In May 2010, we consummated an initial public offering of our American Depository Shares, or ADSs, for gross proceeds of $16 million, and our ADSs were listed on the NASDAQ Capital Market under the ticker symbol “KONE”. Our ordinary shares are not currently listed on any trading market. Our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018. We have applied to NASDAQ for the listing of our ordinary shares on the NASDAQ Capital Market and received an approval for listing of Ordinary Shares on August 6, 2018, and as of the date of this transition report, that application and approval are currently under review.

On August 17, 2018, we consummated an asset exchange transaction, pursuant to which we exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology (the “Asset Exchange”). In connection with the Asset Exchange, we changed our name on August 20, 2018, and on September 20, 2018, completed the issuance to the shareholders of C Media Limited, the former parent of LK Technology, of (i) 185,412,599 of our ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares. Upon the consummation of the Asset Exchange, we ceased our previous business operations and became a company focused on the provision of Wi-Fi and mobile application products for long distance travelers in China.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding capital stock of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which are paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

Results of operations for the fiscal year ended December 31, 2017 compared to the fiscal year ended December 31, 2016.

Revenue

We provide display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of LuoKuang Application. We recognize revenue in accordance with ASC 605, over the contractual term based on the agreements and confirmation letters signed by both parties, commencing on the date the customer’s advertisement is displayed on our platform.

For the year ended December 31, 2017, we had revenue of $26,082,417, as compared to revenue of $5,233,145 for the year ended December 31, 2016, an increase of $20,849,272, or 398.4%, which was primarily due to the increase of our advertising clients.

Cost of revenue

Our cost of revenue primarily consists of depreciation, labor cost, Wi-Fi equipment installation fees, data charges, annual payments to local railway bureau, other overhead costs.

Cost of revenue for the year ended December 31, 2017 was $5,547,779, representing a decrease of $767,725 or 12.2% as compared to $6,315,504 for the year ended December 31, 2016. The decrease was primarily attributable to the decrease in labor cost as a result of our cost control and a decrease in the number of maintenance staff. Additionally, data charges decreased as train passengers prefer using their mobile data, leading to a decrease in 3G and 4G data.

Selling and marketing expense

Our selling and marketing expense mainly include promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $23,908,733 for the year ended December 31, 2017, as compared to $6,209,804 for the year ended December 31, 2016, an increase of $17,698,929 or 285.0%. The increase was primarily attributable to the increase in promotional and marketing activities conducted by the Company.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services

General and administrative expense totaled $2,451,249 for the year ended December 31, 2017, as compared to $2,108,854 for the year ended December 31, 2016, an increase of $342,395 or 16.2%.

Research and development expenses.

Research and development expenses primarily consist of salaries and benefits for research and development personnel.

Research and development expenses totaled $1,046,198 for the year ended December 31, 2017, as compared to $2,882,202 for the year ended December 31, 2016, a decrease of $1,836,004 or 63.7%. The decrease was primarily attributable to the Company reduced its expenses in research and development temporarily as our products are quite stable at present.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2017, loss from operations amounted to $6,871,542, as compared to loss from operations of $12,283,219 for the year ended December 31, 2016, a decrease of $5,411,677, or 44.1%.

Other income/expense

Other income/expense mainly include interest income from bank deposits, foreign currency transaction gain, and loss from investment.

Net loss

As a result of the factors described above, our net loss was $6,810,454 for the year ended December 31, 2017, compared to net loss of $13,049,031 for the year ended December 31, 2016, a decrease of $6,238,577 or 47.8%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of Merchant Supreme and Prime Cheer is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $90,671 for the year ended December 31, 2017, as compared to a foreign currency translation loss of $387,375 for the year ended December 31, 2016. This non-cash gain had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2017 of $6,719,783, compared to comprehensive loss of $12,661,656 for the year ended December 31, 2016.

B.   LIQUIDITY AND CAPITAL RESOURCES

The information contained in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Liquidity and Capital Resources” is incorporated herein by reference.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended December 31, 2017 and 2016, we spent $1,046,198 and $2,882,202, respectively, on research and development activities.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2017, we did not have any contractual obligations required to be disclosed in this Item 5.F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this transition report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	50	Chief Executive Officer, Chairman and Director
Dongpu Zhang	50	President
Jie Yu	34	Chief Financial Officer
Kegang Peng	46	Vice President and Director
Chuang Tao	51	Director
Dennis Galgano (1)(2)	69	Director (Independent)
Jin Shi (1)(2)	49	Director (Independent)
Jiming Ha (1)(3)	56	Director (Independent)
Zhihao Xu (3)	42	Director (Independent)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Set forth below is biographical information concerning our executive officers and directors.

Xuesong Song is a co-founder of C Media Limited and served as its chairman of the board of directors and chief executive officer from 2012 until the consummation of the AEA. From February 2014 through April 2017, Mr. Song served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC) and from January 2013 through February 2015, Mr. Song served as a director of Pingtan Marine Enterprise Ltd. (NASDAQ: PME). From May 2006 through January 2009, Mr. Song served as the Chairman of the Board of ChinaGrowth North Acquisition Corporation, a special purpose acquisition company, which acquired UIB Group Limited in January 2009, in which he remains a director. Mr. Song has been a principal of Chum Capital Group Limited since August 2001, a merchant banking firm that invests in growth Chinese companies and advises them in financings, mergers & acquisitions and restructurings, and chief executive officer of Beijing Chum Investment Co., Ltd. since December 2001. Mr. Song has been a director of Mobile Vision Communication Ltd. since July 2004. Mr. Song received a Master’s of Business Administration degree from Oklahoma City/Tianjin Program.

Dongpu Zhang was appointed as the President of the Company effective on August 25, 2018. Mr. Dongpu Zhang has served as the General Manager of SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd. (“SuperEngine Suzou”) and the Chief Executive Officer of SuperEngine Holding Limited since September 2016. From February, 2014 to August, 2016, Mr. Zhang served as vice president of Industrial Development Group under China Fortune Land Development Co., Ltd. From March, 2009 to February, 2014, Mr. Zhang served as the vice president of Aerospace Science and Technology Holding Group Co., Ltd. Mr. Zhang receive his Master Degree of Computer Science from Harbin Institute of Technology in 1994 and his Bachelor Degree of information system from Changsha Institute of technology in 1991.

Jie Yu served as the chief financial officer of C Media Limited from January 2018 until the consummation of the asset exchange transactions. From June 2016 to January 2018, Mr. Yu served as chief financial officer and secretary of the board of directors of MTI Environment Group Limited. Prior to joining MTI, Mr. Yu served as the senior manager at DA HUA CPA from November 2012 to May 2016. Previously, Mr. Yu served as the manager at Crowe Horwath (Hong Kong) CPA. Mr. Yu holds a bachelor degree in accounting and finance from University of Auckland and postgraduate diploma in accounting from University of Auckland.

Kegang Peng served as the Vice Chairman of the board of directors C Media Limited from October 2014 to the consummation of the asset exchange transactions, and is now a member of the Company’s board of directors. Previously, from 2012 to 2014, Mr. Peng was chairman of the board and founder of Jiangsu Suqian Jinghaiboyuan Information and Technology Co., Ltd. Mr. Peng studied at Beijing University of Aeronautics and Astronautics majoring computer and application.

Chuang (Vincent) Tao was appointed as a member of the Board effective on August 25, 2018. Dr. Tao was the Chairman of SuperEngine Suzhou from 2014 to 2017. Dr. Tao has been the president of the Seasky Angel Investment Alliance of Shanghai since 2015. Dr. Tao received his Bachelor Degree of geographic information and telemetry from Wuhan University in China in 1990 and received his Ph.D. from University of Calgary, Canada in 1997.

Dennis Galgano was appointed as a director of the Company following the consummation of the asset exchange agreement. He was a registered consultant with Morgan Joseph Triartisan LLC from November 2016 until October 2017, and previously served as vice chairman and head of international investment banking for Morgan Joseph Triartisan LLC, which is a registered broker dealer engaged in the investment banking and financial advisory industry. Mr. Galgano received a B.S. degree in Chemistry from St. John’s University and an M.B.A. from The Wharton School in 1972.

Jin Shi was appointed as a director of the Company following the consummation of the asset exchange transactions. Mr. Shi has served as the managing partner of Chum Capital Group, a merchant bank focused on helping Chinese growth companies to access global capital, since January 2013. Mr. Shi has also served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC), a premium video on demand service provider, since January 2014, and joined the audit committee of its board of directors in March 2016. He also served as a director and member of the audit committee of Pingtan Marine Enterprise, Ltd. (NASDAQ: PME), a marine enterprise group primarily engaged in ocean fishing through its subsidiaries. Mr. Shi received an EMBA degree from the Guanghua Management School of Beijing University, and a Bachelor’s degree of science in Chemical Engineering from Tianjin University.

Jiming Ha was appointed as a director of the Company following the consummation of the asset exchange agreement, and has also served as a senior research fellow for the China Finance 40 Forum since March 1, 2018, and previously served as a managing director of Goldman Sachs from January 2017 to April 2017. Mr. Ha served as a vice chairman and chief investment strategist of the Investment Strategy Group for Private Wealth Management at Goldman Sachs from 2010 to January 2017. Mr. Ha holds a PhD in Economics from the University of Kansas and Master’s and Bachelor’s degrees of science from Fudan University.

Zhihao Xu was appointed as a director of the Company following the consummation of the asset exchange transactions. Mr. Xu has served as the chief executive officer of Geely Group Co., Ltd., in Hangzhou, China, since December 2017, and previously served as the chairman and chief executive officer of Beijing Dingchengrenhe Investment Co., Ltd., a funds management company, from January 2017 to December 2017. Mr. Xu served as the chairman of president of HNA USOLV CO., LTD., and the chief innovation officer of HNA Logistics Group from January 2014 to December 2016, and prior to that as the chairman of Gopay Innovation Technology Co. Ltd., an online payment system operator supporting online money transfers, from April 2012 to January 2014. Mr. Xu graduated from the Business School of Renmin University of China and from the Wudaokou Finance College of Tsinghua University with a fund qualification certificate and securities qualification certificate.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the nine-month transition period ended September 30, 2018 and the fiscal year ended December 31, 2017, we did not pay any cash compensation to our executive officers of LK Technology Ltd. and a to our directors for serving on our board of directors of LK Technology Ltd.

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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of six members being Messrs. Xuesong Song, Kegang Peng, Dennis Galgano, Jin Shi, Jiming Ha and Zhiaho Xu. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Director Independence

Our board of directors consists of six members; Messrs. Dennis Galgano, Jin Shi, Jiming Ha and Zhihao Xu have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Messrs. Dennis Galgano, Jin Shi, and Jiming Ha. Mr. Galgano, having accounting and financial management expertise, serves as the chairman of the audit committee and is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our board of directors has determined that each of these persons meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee is responsible for, among other things:

●	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

●	an annual performance evaluation of the audit committee;

●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

●	ensuring that it receives an transition report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

●	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

●	reviewing and approving all proposed related party transactions;

●	reviewing our policies with respect to risk assessment and risk management;

●	meeting separately and periodically with management and our independent auditor; and

●	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Dennis Galgano and Jin Shi, with Mr. Shi serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Jiming Ha and Zhihao Xue, with Mr. Ha serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Employment Agreements

On August 19, 2018, the Company entered into an Employment Agreement (the “Song Agreement”) with Mr. Xuesong Song, to serve as the Chief Executive Officer of the Company for a four-year term, subject to renewal. Under the terms of the Song Agreement, Mr. Song will receive no salary for his services but will be eligible for an annual cash bonus in the Board’s sole discretion.

On August 19, 2018, the Company entered into an Employment Agreement (the “Yu Agreement”) with Mr. Jie Yu, to serve as the Chief Financial Officer of the Company for a four-year term, subject to renewal. Under the terms of the Yu Agreement, Mr. Yu will receive an annual salary of RMB700,000, and will be eligible for an annual cash bonus in the Board’s sole discretion.

D.  EMPLOYEES.

As of September 30, 2018 and December 31, 2017, we had a total of 107 and 37 full-time employees, including 48 and 13 in research and development, 9 and 2 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of October 10, 2018, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of October 10, 2018. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of October 10, 2018 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership in the following table is based on 199,317,558 ordinary shares outstanding on October 10, 2018.

	Number of shares	Percent of class
Directors and named executive officers
Charm Dragon International Limited (1)	4,030,882	2.03%
Xuesong Song, Chairman, Chief Executive Officer and Director(2)	38,156,430	19.30%
Kegang Peng, Vice President and Director (3)	17,231,955	8.71%
Dennis Galgano, Director	75,796	* %
Jin Shi, Director	-	-
Jiming Ha, Director	-	-
Zhihao Xu, Director (4)	7,579,184	3.83%
Dongpu Zhang, President (5)	2,321,792	1.17%
Chuang Tao, Director (6)	1,221,996	* %
Directors and executive officers as a group (10 persons)	66,587,152	33.69%

(1)	Charm Dragon International Limited is a British Virgin Islands company controlled by Mr. Xuesong Song.

(2)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited.

(3)	Consists of 17,231,955 shares owned directly by Plenty Prestige Enterprises Limited, a British Virgin Islands company. Mr. Kegang Peng is the sole director of Plenty Prestige Enterprises Limited.

(4)	Consists of 7,579,184 shares directly owned by Geely Group Limited., a Chinese company. Mr. Zhihao Xu is the Chief Executive Officer of Geely Group Limited.

(5)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

(6)	Consists of 1,221,996 shares owned directly by Globalearth Holdings Limited, a British Virgin Islands company. Mr. Chuang Tao controls Globalearth Holdings Limited.

*	Represents less than 1% of shares outstanding

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

B.  RELATED PARTY TRANSACTIONS.  BUSINESS RELATIONSHIPS.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2017, we had amounts due from related parties, C Media Limited and Ya Tuo Ji International Consultancy (Beijing) Limited, in the amounts of $11.8 million and $0.2 million, respectively. These amounts due from related parties are short term in nature, non-interest bearing, unsecured and repayable on demand.

As of December 31, 2017, we had amounts due to related parties, Mr. Xuesong Song, our chairman and chief executive officer, Thumb Beijing Branch and Thumb Shenzhen Branch, in the amounts of $2.9 million, $0.6 million and $0.03 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

We are party to a series of control agreements with Beijing Zhong Chuan Shi Xun. In addition, our chief executive officer, Mr. Xuesong Song, serves as and officer of Beijing Zhong Chuan Shi Xun and is a shareholder of Beijing Zhong Chuan Shi Xun. The following table sets forth the relationship of Mr. Song with Beijing Zhong Chuan Shi Xun:

Name	Relationship with Luokung Technology	Relationship with Beijing Zhong Chuan Shi Xun	Percentage Ownership Interest in Beijing Zhong Chuan Shi Xun
Xuesong Song	Chief Executive Officer	Chief Executive Officer	61.83%

C.  INTERESTS OF EXPERTS AND COUNSEL.

None.

ITEM 8.  FINANCIAL INFORMATION.

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See “Item 18.  Financial Statements.”

Legal Proceedings

To our knowledge, other than as described below there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. Following the consummation of the AEA, we became successor in interest to the legal proceedings described below.

Litigation with Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd.

On January 22, 2016, Zhong Chuan Rui You and Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd. (“Fusheng Weier”) signed a contract for equipment of $1,652,842 (RMB10,800,000). Since Zhong Chuan Rui You did not make the payments of $1,126,381 (RMB7,360,000) on the due dates, Fusheng Weier filed a lawsuit against Zhong Chuan Rui You in Shanghai Xuhui District People's Court on October 8, 2016. On March 9, 2017, Xuhui District People's Court issued the verdict requiring Zhong Chuan Rui You to pay the overdue debts. In August 2017, C Media Limited made the payment of $512,075 (RMB3,346,000). The remaining balance has been accrued in accounts payable. The payment schedule for the remaining balance is being negotiated by the two parties.  On February 5, 2018, a hearing was held adding Zhong Chuan Shi Xun as a defendant. The Group plans to settle the remaining balance within one year.

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People's Court. On December 19, 2017, Gansu Intermediate People's Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Since only 18 out of 72 trains have been installed with Wifi network system, Zhong Chuan Rui You disputed and appealed to the verdict. The next court trial date has not yet been determined.

 C Media and Gansu Jinlun are  negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable as at December 31, 2017.

Litigation with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd.

On June 16, 2015, Zhong Chuan Rui You signed a cooperation agreement with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd. (“Shenzhen Hua Xun”) and Xuesong Song, a major shareholder of C Media Limited. Pursuant to this agreement, Zhong Chuan Rui You procures equipment from Shenzhen Hua Xun. Xuesong Song acts as a joint liability guarantor for the entire debts of Zhong Chuan Rui You under this agreement. As Zhong Chuan Rui You did not make the payments on the due dates, Shenzhen Hua Xun filed a lawsuit with Shenzhen Baoan District People's Court on May 31, 2016. On November 1, 2016, Zhong Chuan Rui You, Xuesong Song and Shenzhen Hua Xun reached a settlement in Shenzhen Baoan District People's Court to settle $1,735,389 (RMB11,355,000) in four instalments. On December 30, 2017, the debt was assigned to C Media Limited.

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

B.  SIGNIFICANT CHANGES.

N/A

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Markets and Share Price History

Our ordinary shares are not currently listed on any trading market. Our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018. We have applied to NASDAQ for the listing of our ordinary shares on the NASDAQ Capital Market and received an approval for listing of Ordinary Shares on August 6, 2018, and as of the date of this transition report, that application and approval are currently under review.

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, which are represented by ADSs, as reported by NASDAQ in the periods as indicated:

	ADS
	High	Low
Annual Highs and Lows (as of the fiscal year end 09/30 for the five most recent full financial years)*
2017	5.59	2.67
2016	10.2	1.62

Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)*

2018
Third Quarter	8.00	6.30
Second Quarter	8.82	4.25
First Quarter	6.40	3.70

2017
Fourth Quarter	5.59	2.91
Third Quarter	3.99	2.67
Second Quarter	4.06	3.07
First Quarter	5.15	2.83

2016
Fourth Quarter	6.59	4.20
Third Quarter	10.20	1.62
Second Quarter	3.10	1.97
First Quarter	3.60	2.12

Monthly Highs and Lows (for the most recent six months)
September 2018	8.00	6.41
August 2018	7.70	6.63
July 2018	7.50	6.30
June 2018	8.82	7.55
May 2018	7.80	5.92
April 2018	7.45	4.25

*	The Company effected a 1-for-10 reverse stock split of its ordinary shares on November 6, 2012 (the “Reverse Split”). The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one ordinary share post the Reverse Split. The price listed here after November 6, 2012 reflected the effect from the Reverse Split.

B.  PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

Our ordinary shares are not currently listed on any trading market. Our ADSs were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018. We have applied to NASDAQ for the listing of our ordinary shares on the NASDAQ Capital Market and received an approval for listing of Ordinary Shares on August 6, 2018, and as of the date of this transition report, that application and approval are currently under review.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

Our memorandum of association and articles of association authorize the issuance of up to 251,000,000 shares, which are designated into (i) 250,000,000 of ordinary shares of the Company (“Ordinary Shares”), and (ii) 1,000,000 preferred shares of the Company (“Preferred Shares”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of the Company.

Please see below for a description of our ADSs under “Item 12. Description of Securities Other Than Equity Securities – D. American Depository Shares.”

The following is a summary of the material provisions of our ordinary shares and our memorandum of association and articles of association.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Holders of our ordinary shares who are non-residents of the British Virgin Islands may freely hold and vote their shares.

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

(a)	the right to one vote per Ordinary Share at a meeting of the members or on any resolution of members;

(b)	the right to an equal share in any distribution paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

(a)	the right to 399 votes per Preferred Share at a meeting of the members or on any resolution of members;

(b)	the right to an equal share in any distribution paid by the Company;

(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions, subject to Applicable Law; and

(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion of such Preferred Share(s) into Ordinary Share(s).

Each Preferred Share shall be automatically converted at any time after issue and without the payment of any additional sum into an equal number of fully paid Ordinary Shares upon the conclusion of any transfer by Mr. Xuesong Song to any third party through one or more Public Transactions.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum of association and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum of association and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law and our memorandum of association and articles of association, (i) our shareholders may amend our memorandum of association and articles of association by a resolution of shareholders, or (ii) our board of directors may amend our memorandum of association and articles of association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

●	restrict the rights of the shareholders to amend the memorandum of association and articles of association;

●	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum of association and articles of association;

●	amend the memorandum of association and articles of association in circumstances where the memorandum of association and articles of association cannot be amended by the shareholders; or

●	amend the provisions of memorandum of association or the articles of association pertaining to “rights attaching to shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting

Anti-takeover Provisions in Our Memorandum of association and articles of association

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

To consummate the contemplated transactions described above, the Company obtained shareholder consent at a special meeting held on May 20, 2018, (i) to authorize 1,000,000 Preferred Shares, (ii) to authorize additional Ordinary Shares so that total authorized Ordinary Shares is equal to 250,000,000 shares, (iii) to list such Ordinary Shares on NASDAQ, and (iv) to approve the transactions contemplated in the Asset Exchange Agreement. Additionally, NASDAQ needed to approve the contemplated transactions prior to consummation thereof. C Media had the right to terminate the AEA if the closing had not occurred (other than through the failure of C Media to comply fully with its obligations under the AEA) on or before July 31, 2018. The transactions contemplated by the AEA were consummated on August 17, 2018.

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

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding capital stock of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which are paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

D.  EXCHANGE CONTROLS.

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Internet Audio-video Program Services

On December 20, 2007, the MII and the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an internet audiovideo program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audiovideo Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio/video programs into four categories: (I) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (IV) Category III internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; and (b) re-broadcasting of internet audio/video program channels.

On May 27, 2016, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the SAPPRFT.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or the New Advertising Law, effective on September 1, 2015. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC, issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal internet use and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provides that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treats paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAIC Interim Measures require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Regulations on Online Games

In September 2009, the GAPP (currently known as the SAPPRFT), together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the Circular 13. The Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the our contractual arrangements were deemed under the Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the SAPPRFT as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the Circular 13 became effective. However it is unclear whether and how the Circular 13 might be interpreted or implemented in the future. See “Risk Factors—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010 and amended on December 15, 2017, regulates a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provides that any entity that is engaged in online game operations must obtain an Network Cultural Business Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and require a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures, (i) requires online game operators to protect the interests of online game users and specifies that certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) requires content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games, and (iv) requests online game operators to promote real-name registration by their game users.

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 that may subject persons to criminal liabilities in China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MIIT on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Patent Laws

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Trademark Laws

Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

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

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People's Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, providing for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this transition report on Form 20-F, through Kingtone Information, we have been granted one invention patent “wireless video transmission system based on BREW platform” by the State Intellectual Property Office (“SIPO”) of PRC on September 23, 2009 and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

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

Trademarks

The “Trademark Law of the People’s Republic of China” promulgated by the State Council of PRC, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which are renewable for another ten years after the application to the Trademark Office by the owners of the trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. Kingtone Information has its registered trademarks as described in Item 4 of this transition report on Form 20-F. Accordingly, such trademarks are entitled to the protection under the Trademark Law.

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

Dividend Distribution

We are a British Virgin Islands holding company and substantially all of our operations are conducted through LK Technology. We rely on dividends and other distributions from our LK Technology and its subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

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

E.  TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs and the ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to Luokung Technology Ltd.

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

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The new EIT Law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their foreign shareholders unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. Under the new EIT Law, enterprises established outside China but deemed to have a “de facto management body” within the country may be considered “resident enterprises” for Chinese tax purposes and, therefore, may be subject to an enterprise income tax rate of 25% on their worldwide income. Pursuant to the implementation rules of the new EIT Law, a “de facto management body” is defined as a body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. Although substantially all members of our management are located in China, it is unclear whether Chinese tax authorities would require (or permit) us to be treated as PRC resident enterprises. If we are deemed a Chinese tax resident enterprise, we may be subject to an enterprise income tax rate of 25% on our worldwide income, excluding dividends received directly from another Chinese tax resident enterprise, as well as PRC enterprise income tax reporting obligations. If we are not deemed to be a Chinese tax resident enterprise, we may be subject to certain PRC withholding taxes. See “Risk Factors — Risks Related to Doing Business in China — Our holding company structure may limit the payment of dividends.” As a result of such changes, our historical tax rates may not be indicative of our tax rates for future periods and the value of our ADSs or ordinary shares may be adversely affected. If we are deemed a PRC resident enterprise and investors’ gain from the sales of the securities and dividends payable by us are deemed sourced from China, such gains and dividends payable by us may be subject to PRC tax. See “Risk Factors — Risks Related to Doing Business in China — If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

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

Taxation of Dispositions of Shares

Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of its shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such U.S. Holder’s tax basis in its shares. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year (and 20% thereafter). The ability to deduct capital losses is subject to limitations.

If PRC taxes apply to any gain from the disposition of our shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

If we are treated as a PFIC in any year during which a U.S. Holder owns the securities, and such U.S. Holder did not make a mark-to-market election, as described below, the U.S. Holder will be subject to special rules with respect to:

1.	any gain recognized by the U.S. Holder on the sale or other disposition of its shares; and any excess distribution that we make to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a single taxable year of such U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder holding period for the shares).

Under these rules:

2.	the gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;

3.	the amount allocated to the U.S. Holder’s taxable year in which it realized the gain or excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. Our shares will be “marketable” to the extent that they remain regularly traded on a national securities exchange, such as the NASDAQ Capital Market. If a U.S. Holder makes this election in a timely fashion, it will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of the taxable year over its adjusted basis in its shares. Any ordinary income resulting from this election would generally be taxed at ordinary income tax rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts. U.S. Holders should consult their own tax advisor regarding potential advantages and disadvantages of making a mark-to-market election with respect to their shares.

Alternatively, a U.S. Holder of stock in a PFIC may avoid the PFIC tax consequences described above in respect to our or shares by making a timely “qualified electing fund” election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to furnish the information that a U.S. Holder would need in order to make a qualified electing fund election. Therefore, U.S. Holders will not be able to make or maintain such election with respect to their or shares.

If a U.S. Holder owns our shares or during any year that we are a PFIC, such holder must file U.S. Internal Revenue Service Form 8621 regarding such holder’s shares or and the gain realized on the disposition of the shares. The reduced tax rate for dividend income, discussed in “Taxation of Distributions,” is not applicable to dividends paid by a PFIC. U.S. Holders should consult with their own tax advisors regarding reporting requirements with respect to their shares.

Tax Consequences to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of our or shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our or shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.  STATEMENT BY EXPERTS.

None.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This transition report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this transition report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we will file transition reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, 100020 or telephoning us at (86) 10-85866721.

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2017, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $90,671 and $387,375 gain as of the fiscal year ended December 31, 2017 and 2016, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2017 at RMB 6.5342 to $1.00 as compared to RMB 6.9370 to $1.00 at December 31, 2016. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal year ended December 31, 2017 and 2016 were RMB6.7356 and RMB 6.7153 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

China consumer price index in November 2017 was 3.8% higher than that of the same period in 2016. China consumer price index in December 2016 was 2.4% higher than that of the same period in 2015. China consumer price index in December 2015 was 4.8% higher than that of the same period in 2014. China consumer price index in December 2014 was 3.3% higher than that of the same period in 2013. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

The Bank of New York Mellon, as depositary (the “Depositary”) for the Company’s ADR facility, notified the owners and holders of the Company’s ADSs that the ADS facility will terminate effective at 5:00 p.m. (Eastern Time) on September 19, 2018. Under the terms of the Deposit Agreement among the Company, the Depositary and the owners and holders of ADSs of the Company (the “Deposit Agreement”), owners and holders of the Company’s ADSs have until at least January 21, 2019 to surrender their ADSs to the Depositary for delivery of the underlying ordinary shares of the Company. Subsequent to January 21, 2019, under the terms of the Deposit Agreement, the Depositary may attempt to sell any ordinary shares remaining on deposit with the Depositary. If the Depositary sells such underlying ordinary shares or receives value for such shares, holders must surrender their ADSs to obtain payment of the sale proceeds, net of expenses and applicable tax and charges. We completed the voluntary delisting of our ADSs from the NASDAQ Capital Market on September 19, 2018.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds.

We completed our initial public offering on May 14, 2010 (the “IPO”), which generated net proceeds of approximately $14.6 million. All remaining cash on hand from the proceeds of our IPO was transferred to C Media Limited and its subsidiaries following the completion of the asset exchange transactions on August 17, 2018.

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below.

Management’s Report on Internal Control Over Financial Reporting

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

Management assessed our internal control over financial reporting as of the year ended December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2014 report entitled "Internal Control-Integrated Framework." The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2017 was not effective because of the following material weakness:

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

Notwithstanding the conclusion that its internal control over financial reporting was not effective as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer believe that the financial statements and other information contained in this report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in the Company’s financial statements as of December 31, 2017.

Attestation report of the registered public accounting firm.

This transition report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2017 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Dennis Galgano qualifies as an audit committee financial expert. Our board of directors has determined that Messrs. Dennis Galgano, Jin Shi, Jiming Ha and Zhihao Xu meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B.  CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have posted the code on our website at http://www.luokung.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of our financial information disclosed in this transition report on Form 20-F was $280,000 for the two years ended December 31, 2017 and 2016.

The aggregate fees billed by our previous auditor, BDO China Shu Lun Pan Certified Public Accountants LLP for professional services rendered for the audit of our annual financial information included in our annual reports on Form 20-F was $105,500 for each of the fiscal years ended September 30, 2017, 2016 and 2015.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its transition report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2017. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information specified in Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this transition report. The Financial Statements are beginning on page F-1.

ITEM 19.  EXHIBITS.

See the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer (principal executive officer)

October 12, 2018

EXHIBIT INDEX

The following documents are filed as part of this transition report on Form 20-F.

Exhibit Number	Description

1.1	Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp., dated August 20, 2018, and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.7*	2010 Omnibus Incentive Plan of the Company.

4.8**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.9***	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.10***	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.15	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.16	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.17	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.18	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. Incorporated by reference to the Company’s Current Report on Form 6-K filed on October 4, 2018.

4.19	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. Incorporated by reference to the Company’s Current Report on Form 6-K filed on August 27, 2018.

4.20	Power of Attorney by Weili Chen, dated August 31, 2015.

4.21	Power of Attorney by Ping Wang, dated August 31, 2015.

4.22	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.23	Power of Attorney by Xuesong Song, dated August 31, 2015.

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

10.1	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

10.2	Employment Agreement, dated August 19, 2018, by and between Luokung Technology Corp. and Jie Yu.†

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

***	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

†	Indicates management contract or compensatory plan, contract or arrangement.

LK Technology Ltd. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Sole Director of

LK Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LK Technology Ltd. and. subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An independent member firm of Moore Stephens International Limited – members in principal cities throughout the world

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong

May 25, 2018

LK TECHNOLOGY LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$72,379	$83,843
Accounts receivable, net of allowance for doubtful accounts	9,729,625	1,865,836
Other receivables and prepayment	2,376,745	2,287,934
Amounts due from related parties	11,760,692	-
Total current assets	23,939,441	4,237,613
Property and equipment, net	5,044,872	7,771,027
Intangible assets, net	1,154,197	1,682,445
Goodwill	7,239,936	7,239,936
Amount due from a related party	204,412	183,811

TOTAL ASSETS	37,582,858	21,114,832
Liabilities
Current liabilities:
Accounts payable	8,784,518	6,446,584
Accrued liabilities and other payables	12,962,912	11,329,613
Amounts due to related parties	3,563,683	16,129,323
Total current liabilities	25,311,113	33,905,520
Total liabilities	25,311,113	33,905,520

Commitments and contingencies
Shareholder’s Equity (Deficit)

Share capital
Common stock, $1 par value per share; 50,000 shares authorized as of December 31, 2017 and 2016, 1 share issued and outstanding as of December 31, 2017 and 2016	1	1
Additional paid-in capital	41,819,685	10,037,469
Accumulated deficit	(29,936,158)	(23,125,704)
Accumulated other comprehensive income (loss)	388,217	297,546

Total Shareholder’s Equity (Deficit)	12,271,745	(12,790,688)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	$37,582,858	$21,114,832

LK TECHNOLOGY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016

Revenues	$26,082,417	$5,233,145
Less: Cost of revenues	5,547,779	6,315,504
Less: Operating expenses:
Selling and marketing	23,908,733	6,209,804
General and administrative	2,451,249	2,108,854
Research and development	1,046,198	2,882,202
Total operating expenses	27,406,180	11,200,860
Loss from operations	(6,871,542)	(12,283,219)
Other income (expense):
Interest expense	(26,611)	(4,412)
Foreign exchange gains (losses)	350,679	(298,257)
Loss from investment	-	(428,571)
Other income (expense), net	(262,980)	(34,572)
Total other income (expense), net	61,088	(765,812)
Loss before income taxes	(6,810,454)	(13,049,031)
Income taxes	-	-
Net loss	$(6,810,454)	$(13,049,031)
Other comprehensive income:
Foreign currency translation adjustment	90,671	387,375
Total comprehensive loss	$(6,719,783)	$(12,661,656)

LK TECHNOLOGY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(IN U.S. DOLLARS)

					Accumulated other	Total
	Ordinary shares		Additional paid-in	Accumulated	comprehensive Income	Shareholder’s Equity
	Shares	Amount	capital	deficits	(loss)	(Deficit)
Balance as of December 31, 2015	1	$1	$8,250,505	$(10,076,673)	$(89,829)	$(1,915,996)

Capital contribution from C Media	-	-	1,786,964			1,786,964

Net loss	-	-		(13,049,031)		(13,049,031)

Foreign currency translation adjustment					387,375	387,375

Balance as of December 31, 2016	1	1	10,037,469	(23,125,704)	297,546	(12,790,688)

Capital contribution from C Media			31,782,216			31,782,216

Net loss				(6,810,454)		(6,810,454)

Foreign currency translation adjustment					90,671	90,671

Balance as of December 31, 2017	1	$1	$41,819,685	$(29,936,158)	$388,217	$12,271,745

LK TECHNOLOGY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(6,810,454)	$(13,049,031)
Depreciation and amortization	3,316,181	3,245,161
Loss on disposal of property and equipment	115,193	73,022
Increase in allowance for doubtful accounts	445,395	62,591
Changes in assets and liabilities
Accounts receivable	(7,933,730)	(1,507,296)
Other receivables and prepayment	(2,202,960)	2,873,984
Accounts payable	2,230,543	4,757,457
Accrued liabilities and other payables	1,866,137	7,483,441
Net cash (used in) provided by operating activities	(8,973,695)	3,939,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,689)	(3,554,258)
Proceeds from disposal of property and equipment	29,942	-
Net cash provided by (used in) investing activities	17,253	(3,554,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	8,938,290	(1,197,870)
Net cash provided by (used in) financing activities	8,938,290	(1,197,870)

Effect of exchange rate changes	6,688	(32,746)

Net decrease in cash and cash equivalents	(11,464)	(845,545)
Cash and cash equivalents, at beginning of year	83,843	929,388

Cash and cash equivalents, at end of year	$72,379	$83,843

Supplemental cash flow disclosures:
Interest paid	26,611	4,412
Income taxes paid	-	-

LK TECHNOLOGY LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Star Chariot Limited was incorporated in the British Virgin Islands (“BVI”) as an exempted limited liability company on March 3, 2011. On January 18, 2018, it was renamed as LK Technology Ltd. (“LK Technology ” or the “Company”).

LK Technology, its subsidiaries and its variable interest entities (“VIEs”) (collectively the “Group”) operate mobile application service for long-distance travel in the People’s Republic of China (the “PRC”). The core mobile application product, Luokuang, is made as an LBS-social contents and services distribution platform. It offers functions based on various travel scenarios, e.g. information, entertainment, travel, e-commerce, O2O, advertising, etc.

As of December 31, 2017, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
MMB Limited	Apr 11, 2013	Hong Kong	100%

Mobile Media (China) Limited	Nov 6, 2007	Hong Kong	100%

Zhong Chuan Tian Xia Information and Technology (Beijing) Limited	Feb 1, 2013	PRC	100%

Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited	Dec 23, 2010	PRC	100%

VIEs:

Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun”)	May 17, 2004	PRC	100%

Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”)	May 26, 2011	PRC	100%

Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”)	Jul 19, 2017	PRC	100%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”)	Nov 26, 2004	PRC	100%

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group incurred losses from operations of $6,871,542 and $12,283,219 for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Group had a shareholder’s equity of $12,271,145. The Group had negative cash flows from operating activities for the year ended December 31, 2017 of $8,973,695. As of December 31, 2017, the Group had cash and cash equivalents of $72,379 and a working capital deficit of $1,371,672. From 2018 and onwards, the Group will focus on improving operation efficiency and cost reduction, and enhancing marketing functions to attract more users. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. The parent company continues to provide cash flow to the Group. Based on working capital conditions and forecast for future operations, the Group believes that it will be able to meet its payment obligations and other commitments for at least the following twelve months.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, the Group operates in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Group. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of the Group. The Group has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Group to absorb a majority of the risk of losses from their activities. In addition, the Group has entered into certain agreements with those management members or founders, including equity interest pledge agreements of the equity interests held by those management members or founders and exclusive option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Group’s significant consolidated VIEs, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun, Zhong Chuan Rui You, Huoerguosi Luokuang and Jiu Zhou Shi Dai, are set forth below:

(i)	Contracts that give the Group effective control of VIEs

Exclusive option agreements

The VIE equity holders have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the VIE equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts.

(ii)	Contracts that enable the Group to receive substantially all of the economic benefits from the VIEs

Exclusive business services agreements

Each relevant VIE has entered into an exclusive business services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically amounts to what would be substantially all of the VIE’s pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Other arrangements

The exclusive call option agreements described above also enable the Group to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

Based on these contractual agreements, the Group believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Group is the primary beneficiary of these PRC domestic companies, the Group believes that these VIEs should be consolidated based on the structure as described above.

Under the contractual arrangements with the consolidated VIEs, the Group has the power to direct activities of the consolidated VIEs and can have assets transferred out of the consolidated VIEs under its control. Therefore, the Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement which requires the Group to provide additional financial support to the consolidated VIEs. However, as the Group conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Group has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Group’s own business objectives in the future.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

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

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. The Group has no cash equivalents.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Wifi equipment	– 3 years
Office equipment	– 3 to 5 years
Vehicles	– 5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Construction in progress

Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Software	– 5 years
Trademarks	– 10 years

Goodwill

The Group assesses goodwill for impairment in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2017, we performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2016.

Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Group assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Group recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Group determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2017 and 2016, the Group assessed the impairment of its long-lived assets and concluded that there was no impairment indication.

Business combination

We account for business combinations using the purchase method of accounting in accordance with FASB ASC topic 805, Business combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Revenue recognition

The Group recognizes revenue in accordance with FASB ASC topic 605, Revenue Recognition (“ASC 605”). Revenue is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Display-based online advertising services

The Group provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of LuoKuang Application. The Group recognizes revenue in accordance with ASC 605, over the contractual term based on the agreements and confirmation letters signed by both parties, commencing on the date the customer’s advertisement is displayed on the Group’s platform.

Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries and VIEs located in the PRC are maintained in their local currency, the Chinese Renminbi (“RMB”), which are the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company’s entities with a functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. For years ended December 31, 2017 and 2016, the Group did not have any material interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions.

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

When the Group is the lessor, minimum contractual rental from leases are recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2017 and 2016, advertising costs amounted to $23,171,170 and $4,537,653, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the two years ended December 31, 2017 and 2016 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2017, two customers accounted for over 10% of total revenue. For the year ended December 31, 2016, four customers accounted for over 10% of total revenue. At December 31, 2017 and 2016, the Group had credit risk exposure of uninured cash in banks of approximately $72,379 and $83,843, respectively.

NOTE 3 – INCOME TAX

At December 31, 2017 and 2016, the Group had an unused net operating loss carryforwards of approximately $25,123,726 and $20,081,239, respectively, for income tax purposes, which expires between 2018 to 2022 and between 2017 to 2021, respectively. At December 31, 2017 and 2016, these net operating losses carryforwards may result in future income tax benefits of approximately $5,043,944 and $4,008,863, respectively, however, because realization is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Group’s deferred tax liabilities and assets of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Deferred tax liabilities	$-	$-
Deferred tax asset
Net operating loss carryforward	5,043,944	4,008,863
Valuation allowance	(5,043,944)	(4,008,863)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2017	December 31, 2016
At the beginning of the year	$4,008,863	$2,049,352
Current year addition	823,970	2,159,518
Expired	(61,411)	-
Exchange difference	272,522	(200,007)
At the end of the year	5,043,944	4,008,863

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2017 and 2016. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2017 and 2016.

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,
	2017	2016
Loss before income taxes	$(6,810,454)	$(13,049,031)

Tax loss at statutory tax rate	(1,655,174)	(3,386,822)
Non-deductible items	6,729,255	1,712,857
Non-taxable items	(3,789,956)	(674,189)
Change in valuation allowance	823,970	2,159,518
Tax benefits	(2,108,095)	188,636
Income tax expenses	-	-

NOTE 4 – ACCOUNTS RECEIVABLE

At December 31, 2017 and 2016, accounts receivable consisted of the following:

	December 31,	December 31,
	2017	2016
Accounts receivable	$10,406,602	$2,098,946
Less: allowance for doubtful accounts	676,977	233,110
	$9,729,625	$1,865,836

NOTE 5 – OTHER RECEIVABLES

At December 31, 2017 and 2016, other receivables consisted of the following:

	December 31, 2017	December 31, 2016
Advances to suppliers	$339,701	$181,472
VAT recoverable (1)	3,033,065	1,662,805
Other	5,048,189	485,152
	$2,376,745	$2,287,934

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future. During the years ended December 31, 2017 and 2016, the Group purchased a large amount of WiFi equipment for deployments, which generated related input VAT approved by tax authority.

NOTE 6 – AMOUNTS DUE FROM RELATED-PARTIES

At December 31, 2017 and 2016, amounts due from related parties consisted of the following:

Name of related party	December 31, 2017	December 31, 2016
C Media Limited (1)	$11,760,692	$-
Ya Tuo Ji International Consultancy (Beijing) Limited (2)	204,412	183,811

(1)	C Media Limited is the parent company of LK Technology. The Group expects the amounts due from the related party will be returned to the Group within one year.

(2)	Ya Tuo Ji is a company controlled by the spouse of a major shareholder of C Media Limited. The loan is unsecured, interest-free and repayable on January 5, 2019.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2017 and 2016, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2017	2016
WiFi equipment	3 Years	$8,711,424	$8,367,678
Vehicles	5 Years	-	43,246
Office and other equipment	3 – 5 Years	170,242	416,434
Construction-in-progress	-	2,166,452	2,652,288
		11,048,118	11,479,646
Less: accumulated depreciation		(6,003,246)	(3,708,619)
		$5,044,872	$7,771,027

For the years ended December 31, 2017 and 2016, depreciation expense amounted to $2,628,884 and $2,474,434, respectively, of which $2,423,655 and $2,194,582, respectively, was included in cost of revenue, $117,648 and $121,740, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense.

Included in construction-in-progress are WiFI equipment under construction.

NOTE 8 – GOODWILL

In September of 2014, Zhong Chuan Shi Xun acquired a 100% interest in Zhong Chuan Rui You for a consideration of $7,391,894 (RMB48,000,000). Zhong Chuan Rui You is primarily engaged in on train WiFi business, deploying WiFi equipment on trains and providing passengers with entertainment and information services on trains. The book value of the identifiable net assets of Zhong Chuan Rui You was $151,958 (RMB963,000) and a goodwill of $7,239,936 was recorded.

NOTE 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2017 and 2016, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2017	2016
Deferred revenue	$2,326,406	$302,735
Accrued payroll	143,998	316,458
Other taxes payable	3,544,469	461,699
Other payable	852,384	686,526
Other loans	6,095,655	9,562,915
	$12,962,912	$11,329,613

Deferred revenue represents prepayments from customers for advertising service and is recognized as revenue when the advertising services are rendered.

Other loans of $939,555 and $57,416, respectively, as of December 31, 2017 and 2016, are unsecured, bear daily interest at 0.04% and are repayable on demand.

NOTE 10 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2017 and 2016, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2017	2016
Mr. Song Xuesong (“Mr. Song”) (1)	$2,921,639	$10,669,325
C Media Limited (2)	$-	$4,855,236
Thumb Beijing Branch (3)	$612,103	$576,560
Thumb Shenzhen Branch (3)	$29,941	$28,202

(1) The Group’s CEO

(2) C Media Limited, the parent company.

(3) Thumb Beijing and Shenzhen Branch are controlled by the spouse of Mr. Song.

Amounts due to related parties are short-term in nature, non-interest bearing, unsecured and payable on demand.

NOTE 11 – RETIREMENT AND WELFARE BENEFITS

The Group’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $170,227 and $353,033 during the years ended December 31, 2017 and 2016, respectively, of which $23,392 and $30,455, respectively, was charged to cost of revenue, $48,957 and $97,408, respectively was charged to selling and marketing expenses, $49,717 and $86,934, respectively, was charged to general and administrative expenses and $48,161 and $138,236, respectively was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 12 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $Nil to statutory reserves during the years ended December 31, 2017 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Operating leases

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. Future minimum rental payment required under the Office Lease is as follows:

Year ending December 31:	Amount
2018	$122,138

Contingencies

(a)       Litigation with Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd.

On January 22, 2016, Zhong Chuan Rui You and Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd. (“Fusheng Weier”) signed a contract for equipment of $1,652,842 (RMB10,800,000). Since Zhong Chuan Rui You did not make the payments of $1,126,381 (RMB7,360,000) on the due dates, Fusheng Weier filed a lawsuit against Zhong Chuan Rui You in Shanghai Xuhui District People’s Court on October 8, 2016. On March 9, 2017, Xuhui District People’s Court issued the verdict requiring Zhong Chuan Rui You to pay the overdue debts. In August 2017, C Media Limited made the payment of $512,075 (RMB3,346,000). The remaining balance has been accrued in accounts payable. The payment schedule for the remaining balance is being negotiated by the two parties. On February 5, 2018, a hearing was held adding Zhong Chuan Shi Xun as a defendant. The Group plans to settle the remaining balance within one year.

(b)       Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Since only 18 out of 72 trains have been installed with Wifi network system, Zhong Chuan Rui You disputed and appealed to the verdict. The next court trial date has not yet been determined.

C Media and Gansu Jinlun are negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable.

(c)       Litigation with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd.

On June 16, 2015, Zhong Chuan Rui You signed a cooperation agreement with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd. (“Shenzhen Hua Xun”) and Xuesong Song, a major shareholder of C Media Limited. Pursuant to this agreement, Zhong Chuan Rui You procures equipment from Shenzhen Hua Xun. Xuesong Song acts as a joint liability guarantor for the entire debts of Zhong Chuan Rui You under this agreement. As Zhong Chuan Rui You did not make the payments on the due dates, Shenzhen Hua Xun filed a lawsuit with Shenzhen Baoan District People’s Court on May 31, 2016. On November 1, 2016, Zhong Chuan Rui You, Xuesong Song and Shenzhen Hua Xun reached a settlement in Shenzhen Baoan District People’s Court to settle $1,735,389 (RMB11,355,000) in four instalments. On December 30, 2017, the debt was assigned to C Media Limited.

NOTE 14 – SUBSEQUENT EVENT

The Group has evaluated all events or transactions that occurred after December 31, 2017 through May 25, 2018, which is the date that the financial statements were available to be issued.