Form 20-F
period 2018-12-31
Luokung Technology Corp.
filed 2019-04-24
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2018

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 197,632,558 Ordinary Shares, including 1,685,000 Ordinary Shares represented by 1,685,000 American Depositary Shares, and 1,000,000 Preferred Shares outstanding as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Luokung Technology Corp. and its consolidated subsidiaries, subsidiaries controlled by contract and variable interest entities, except as the context otherwise requires;

●	References to an “ADS” are to an American Depositary Share, each of which represented one of our Ordinary Shares with a par value of $.01 per share;

●	References to a particular “fiscal” year, such as “fiscal 2018”, are to our fiscal year ended on December 31, of that year.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our future business development, results of operations and financial condition;

●	expected changes in our net revenues and certain cost or expense items;

●	our ability to attract and retain customers; and

●	trends and competition in the spatial-temporal big-data processing and interactive location-based services market.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

The selected financial data for the fiscal years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS DATA

(IN U.S. DOLLARS)

	For the years ended December 31,
	2018	2017	2016

Revenues	$21,042,363	$26,082,417	$5,233,145
Less: Cost of revenues	6,938,063	5,547,779	6,315,504
Less: Operating expenses:
Selling and marketing	14,695,165	23,908,733	6,209,804
General and administrative	6,750,417	2,451,249	2,108,854
Research and development	3,478,570	1,046,198	2,882,202
Total operating expenses	24,924,152	27,406,180	11,200,860
Loss from operations	(10,819,852)	(6,871,542)	(12,283,219)
Total other income (expense), net	(1,033,675)	61,088	(765,812)
Loss before income taxes	(11,853,527)	(6,810,454)	(13,049,031)
Income taxes	(74,009)	-	-
Net loss	$(11,927,536)	$(6,810,454)	$(13,049,031)
Other comprehensive income:
Foreign currency translation adjustment	447,246	90,671	387,375
Total comprehensive loss	$(11,480,290)	$(6,719,783)	$(12,661,656)
Net loss per ordinary share, basic and diluted	$(0.16)	$(6,810,454)	$(13,049,031)
Weighted average number of ordinary shares outstanding, basic and diluted	72,919,624	1	1

SELECTED CONSOLIDATED BALANCE SHEETS DATA

(IN U.S. DOLLARS)

	As of December 31,
	2018	2017
Accounts receivable, net of allowance for doubtful accounts	22,661,594	9,729,625
Amounts due from related parties	4,935,698	11,760,692
Property and equipment, net	898,007	5,044,872
Intangible assets	52,763,998	1,154,197
Goodwill	11,728,600	7,239,936
TOTAL ASSETS	97,079,401	37,582,858
Accounts payable	758,386	2,932,158
Accrued liabilities and other payables	28,239,477	16,488,866
Total liabilities	33,978,642	25,311,113
Total Shareholders’ Equity	63,100,759	12,271,745

B.  CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.  RISK FACTORS.

An investment in our ADSs and ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ADSs or ordinary shares. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this annual report before deciding to invest in our ADSs or ordinary shares.

Risks Related to Our Company and Our Industry

The Company had incurred negative cash flows from operating activities and net losses as of December 31, 2018. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of and for the year ended December 31, 2018, the Company had incurred significant operating losses and working capital deficit. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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

In addition, our ability to serve existing customers and business partners and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for spatial-temporal big-data processing and interactive location-based services, evolving industry standards and changing customer preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on business development or find suitable replacements of the key personnel upon their departure may lead to shrinking new implementation projects, which could materially adversely affect our business.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing technologies, applications and platform, and to introduce new features to meet the preferences and requirements of our customers in a rapidly developing and evolving market. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services, or any products or services that we may plan to introduce in the future. Our present or future products may not satisfy the evolving preferences and tastes of our customers, and these solutions and services may not achieve anticipated market acceptance or generate incremental revenue. If we are unable to anticipate or respond adequately to the need for service or product enhancements due to resource, technological or other constraints, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of products in relation to maps and geospatial data processing, mobile applications and services to a broader customer base. We will be required to make investments in research and development in order to continually develop new products, software applications and related service offerings, enhance our existing products, platform, mobile applications and related service offerings and achieve market acceptance of our mobile applications and service offerings. We may incur problems in the future in innovating and introducing new products, mobile applications and service offerings. Our development-stage products, mobile applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new mobile applications, and enhance existing mobile applications, our future results of operations would be adversely affected. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s spatial-temporal big-data processing and interactive location-based services industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent introductions of new services and solutions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 5G standard and technologies, and to develop or acquire and integrate new technologies into our products, mobile applications and related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. We may incur problems in the future in innovating and introducing new mobile applications and service offerings. Our development of new mobile applications and platform enhancements may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Problems with the quality or performance of our software or other systems may cause delays in the introduction of new solutions or result in the loss of customers and revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Our products are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our systems may contain errors that are not discovered until after they have been installed or implemented, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay the completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

Our products may contain undetected software defects, which could negatively affect our revenues.

Our software products are complex and may contain undetected defects. Although we test our products, it is possible that errors may be found or occur in our new or existing products after we have delivered those products to the customers. Defects, whether actual or perceived, could result in adverse publicity, loss of revenues, product returns, a delay in market acceptance of our products, loss of competitive position or claims against us by customers. Any such problems could be costly to remedy and could cause interruptions, delays, or cessation of our product sales, which could cause us to lose existing or prospective customers and could negatively affect our results of operations.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of December31, 2018, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2018. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Our revenues and operating results will vary from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. Our new lines of business acquired upon the consummation of the asset exchange transaction discussed below see higher customer use and activity during the Chinese New Year holiday than other times during the year when rail travel is high, which lead to higher revenue during this period as more customers would like to place more advertising. Historically, the products of our subsidiary Superengine Graphics Software Technology Development (Suzhou) Co., Ltd (“Superengine”) have a pattern of decreased sales in the first fiscal quarter as a result of industry buying patterns. Due to these and other factors, our operating results may fluctuate from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by Mr. Xuesong Song, our Chairman and Chief Executive Officer, who can cause us to take actions in ways you may not agree with.

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 19.14% of our outstanding ordinary shares and 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 73% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended December 31, 2018, 2017 and 2016, our five largest customers accounted for 94.4%, 99.8% and 79.6% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of December 31, 2018, 2017 and 2016, our outstanding accounts receivable before impairment were $25.0 million $10.4 million and $2.1 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The outstanding accounts receivable balance for our largest customer was 24.4%, 48.5% and 43.3% of our total accounts receivable balance as of December 31, 2018 2017 and 2016, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, are qualified as a “high-technology enterprise” until the end of the November 2021 and October 2021, respectively, and therefore they had benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if Beijing Zhong Chuan Shi Xun and Suzhou Superengine cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. Therefore, if we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders or ADS or ordinary shareholders from the transfer of our shares or ADSs may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

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

Risks Associated with our ADSs and Ordinary Shares

The market price of our ADSs and Ordinary Shares have historically been highly volatile, and you may not be able to resell our ordinary shares at or above your initial purchase price.

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

Our ordinary shares may be subject to the SEC’s penny stock rules which may make it difficult for broker-dealers to complete customer transactions and trading activity in our securities.

Our ordinary shares may be deemed to be “penny stock” as that term is defined under the Securities Exchange Act of 1934, as amended.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker-dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares.

Sales of a substantial number of ordinary shares in the public market by our existing shareholders could cause the price of our ordinary shares to fall.

Sales of a substantial number of our ordinary shares in the public market or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares.

Subject to certain limitations all of our total outstanding shares are now eligible for sale. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

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

We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ordinary shares.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return shareholders will therefore be limited to the value of their ordinary shares.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not offer those rights to ordinary shareholders unless both the rights and the underlying securities to be distributed to ordinary shareholders are registered under the Securities Act, or the distribution of them to ordinary shareholders is exempted from registration under the Securities Act with respect to all ordinary shareholders. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, our ordinary shareholders may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

We may be a passive foreign investment company, of PFIC, which could lead to additional taxes for U.S. holders of our ordinary shares.

We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income, or investment income in general, or at least 50% of its assets produce or are held to produce passive income, for the current taxable year, and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether each item of gross income that we earn is passive income, we cannot assure you that we will not become a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, a U.S. holder ordinary shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If the trading price of our ordinary shares fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On December 19, 2011, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ADSs fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. We have regained compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), as its ADS with its underlying ordinary share has achieved a closing bid price of $1.00 or greater for the 10 consecutive business days from November 6 to November 23, 2012 by implementing a 1-for-10 combination, or reverse split of the ordinary shares effective November 6, 2012, we cannot be sure that the price of our ordinary shares will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

ITEM 4.  INFORMATION ON THE COMPANY.

A.   HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a holding company and conduct our operations through our wholly-owned subsidiary named LK Technology Ltd., a British Virgin Islands limited liability company (“LK Technology”), and its wholly-owned subsidiaries, MMB Limited and its respective subsidiaries, which possess two core brands “Luokuang” and “SuperEngine”. “Luokuang” is a mobile application to provide Business to Customer (B2C) location-based services and “SuperEngine” provides Business to Business (B2B) and Business to Government (B2G) services in connection with spatial-temporal big data processing. In May 2010, we consummated an initial public offering of our American Depository Shares, or ADSs, for gross proceeds of $16 million, and our ADSs were listed on the NASDAQ Capital Market under the ticker symbol “KONE”. On August 17, 2018, we completed the transactions contemplated by the Asset Exchange Agreement (“AEA”) with C Media Limited (“C Media”) entered into on January 25, 2018. On August 20, 2018, we changed our name to Luokung Technology Corp., our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018 and on January 3, 2019 our ordinary shares started trading on NASDAQ under the ticker symbol “LKCO”.

On August 17, 2018, we consummated an asset exchange transaction, pursuant to which we exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology (the “Asset Exchange”). In connection with the Asset Exchange, we changed our name on August 20, 2018, and on September 20, 2018, issued to the shareholders of C Media Limited, the former parent of LK Technology, (i) 185,412,599 of our ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares. Upon the consummation of the Asset Exchange, we ceased our previous business operations and became a company focused on the provision of location-based service and mobile application products for long distance rail travelers in China.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which was paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

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

B.  BUSINESS OVERVIEW.

We are a China-based provider of location-based services and mobile application products for long distance travelers in China. Our primary mobile application, the Luokuang platform, consists of the Luokuang mobile applications, a series of supporting software at the server end, and rail-Wi-Fi hardware and equipment on the trains that we serve. The Luokuang platform incorporates technologies covered by 22 patents and about 34 software copyrights, and serves as a content and service distribution platform that is tailored for particular travel stages featuring geographic location and social interactions. The content and services distributed by Luokuang contain information, entertainment, travel, e-commerce, online to offline (“O2O”), advertisement and other marketing features.

Luokuang mainly provides personalized and targeted services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include staving off boredom on trains and discovering and exploring new locations upon arrival. The main services contain entertainment services (videos and audio, digital readings, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on locations). As of December 31, 2018, the Luokuang platform featured about 51 million users.

We use the most valuable Wi-Fi location—the train Wi-Fi setting—as the entrance of our Luokuang platform and mobile applications. Passengers typically ride trains for long-distance and inter-provincial travel purposes. The long periods of monotonous journeys and the cost concerns for roaming traffic fees enable the combination of entertainment content service needs and Wi-Fi access needs. Our rail-Wi-Fi becomes a valuable and sophisticated Wi-Fi service in this setting—not just Wi-Fi connection service, but a provider of sophisticated services through a Wi-Fi connection. We do not define ourselves as a train Wi-Fi communication service operator but as a long-distance travel mobile service and location-based service provider. The rail Wi-Fi is our access point to a significant pool of users and the entrance to acquiring additional users.

The recommender services focus on providing targeted push services to users while travelling in unfamiliar cities. Local information and guidance service are precisely pushed according to individual user’s interest and taste, including restaurants, entertainment, living styles, local snacks, local products, scenic spots, cultural history and stories. The guidance service is User Generated Content which is shared and distributed by individual users including travelers, local residents and local businesses.

In June 2018, China Railway Gecent Technology Co., Ltd. (or “Gecent”) (established jointly by China Railway Investment Co., Ltd., Geely Holding Group and Tencent Holdings Ltd.) obtained the exclusive right to build and operate on train Wi-Fi for all the High-speed trains in China. It provides a full-travelling service including on train Wi-Fi, entertainments, news, online meals order, online specialty retailer and connecting travel. As the pathfinder in on-train Wi-Fi market in China, we have accumulated great experiences and resources in construction and operation on train Wi-Fi on express trains in China, which enable us to cooperate with Gecent to provide location-based services through the provision of our map SDKs(Software Development Kit) and APIs(Application-programming Interface), including services at train stations covering navigation and OTO services, and to provide movie content SDK, movie copyrights and operating services to the users of Gecent’s mobile application. Through the cooperation with Gecent, we are able to expand our services to more valuable high-speed train passengers, while the high-speed train Wi-Fi in China will cover about 3 billion passenger trips till the year of 2020.

Through the acquisition of Superengine, we obtained patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can support the full vector maps without tile, which can be effectively applied to high-definition (HD) maps, location-based services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. We possess fifteen patents and nine patent application rights in U.S., Europe, Japan and China. Our graphics processing system is a thousand times more efficient than competing technologies in querying, retrieving, transmitting and rendering graphical information, and allowing Terabyte (TB) sized data to be released in seconds, which enable our customers to obtain real-time operational intelligence by harnessing the value of their database.

Key Technologies

We believe our investments in our products and key technologies provide significant competitive differentiation and our technologies are disruptive innovations in computer graphics systems, spatial-temporal data analysis and processing. Our proprietary algorithms are able to eliminate certain time-consuming steps in data preprocessing, and maintain same level of high system performance with the amount of data increasing by orders of magnitude. It enables a new wave of technological upgrades in related industries to do more with less time and less power consumption.

Spatial temporal indexing technology.

This technology provides an effective indexing technique, covering both spatial dimension and temporal dimension. It separates the data and indexes, and solves the technological difficulties in spatial temporal big data processing, including storage, updating, management, indexing, reading, spatial relationship computation and analysis. This technology allows the users to efficiently and accurately obtain the data they need, and minimizes the transmission of unnecessary data, which achieves application efficiency not being affected even with explosive growth of data volume.

Adaptive reduction and compression technology

This technology allows full vector spatial data to be processed directly through the adaptive reduction and compression to meet the requirements of transmission performance for internet application. Our competing technologies require preprocessing full vector data into tiles in a rasterized format or in a vector format.

1.	Spatial relationship could still be strictly maintained and correctly displayed after the reduction and compression

2.	The adaptive reduction and compression are lossless so that the display effect remains the same

3.	The reduction and compression allow rapid display of map in any network speed, adaptive to the network speed with dynamic adjustment of the display effect.

Progressive transmission technology

Progressive transmission technology is one of the key technologies to realize fast response in spatial data application. It supports lossless adaptive progressive transmission of spatial data, and the display and operation of map can be conducted with any network speed, for instance, by scaling, rotating, or translating. The display of map could be adjusted automatically in accordance with the network speed and users’ operation.

Progressive transmission technology makes system response time independent from the growth of spatial data, and also solves the performance problem in dealing with spatial temporal big data. The data integrity between users’ end and server is not compromised as the spatial relationship remains unchanged.

Full vector non-tiled technology

On the strength of our technologies, we support real-time release and real-time update of spatial vector data without the preprocessing step to rasterize the vector data, and we also support personalized display and analysis for the application of spatial data in real-time dynamic environment. Our indexing technology enables clients to establish a fast transmission channel between user and server, for both the large scope analysis and accurately pinning down details. Because the client can access the complete vector data, it solves the problem that only partial analysis could be performed on tiles. This will greatly expand the data computing capability of the client. In most scenarios, indexing can fulfill most of analysis requirements and application functions.

Our Services

Luokuang mobile application. We provide display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in prominent positions on Luokuang Application.

Luokung SDKs and APIs. Our location based product, Luokung SDKs and APIs, provide spatial-temporal big data analysis and customized map to software and mobile application developers, and allow location-based contents and information to be integrated and presented on the map, which enables software and mobile application developers to create more diversified business models and service functions. Our proprietary full vector map presents refreshingly new and customizable location-based services to our business partners.

Spatial temporal indexing cloud. The spatial temporal indexing cloud service is a data-level virtualization technology we offer to our clients with high availability, extensibility and granular permission control. Our indexing cloud data centers offer highly integrated, dependable, efficient and secure services to meet the needs of varied spatial temporal requirements covering all types of clients, while shielding the details of data from disclosure to honor requested data protection.

Information SuperEngine. Our information SuperEngine includes the server engine and web graphics image engine. The server engine enables our clients to improve its ability and functions to store, manage and index the spatial temporal big data on the server side, and by establishing spatial temporal index on the server, our clients are able to rapidly and more efficiently obtain their requested data. Web graphics image engine, supports the rapid transmission of graphics image, and rapid display and edge computing ability for multi-terminal and cross-platform.

Spatial temporal cloud platform. Spatial temporal cloud platform supports deployment on public and private clouds to provide services for both industry users and public users. It provides comprehensive online cloud services including data storage, data resource and platform support, and it supports users to aggregate multi-source spatial data, map services, Internet of things streaming data. By leveraging variety of industry templates, simple and easy-to-use tools for data editing, analysis and searching, users will be able to generate application systems for specific application scenarios. Various application operations can be performed through the mobile devices and Web browsers.

Our Strategy

We put more effort on continually improving the quality of our products and services, and the user’s experience of our products, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and with the increased use of internet in China, we will build our brand with modest marketing expenditures. We have implemented a number of marketing initiatives to promote our brand awareness among potential users, customers. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers.

We intend to invest heavily in product development to deliver additional features and performance enhancements, deployment models and solutions that can address new end markets. Our investments may involve hiring and associated development, acquisitions and licensing of third-party technology.

We will continue to increase investments in our sales and marketing organizations to expand our current customer base. Our investments will be spread across geographies, customer tiers and industries. We will continue to invest in and foster the growth of our channel relationships in China.

We will continue to drive customer satisfaction and renewals by offering community, standard, enterprise and global support to ensure our customers’ success with our offerings.

We intend to continue our investments in SDKs and APIs that help software developers leverage our platform. Our SDKs enable developers to build solutions that deeply integrate the analytics functionality of our offerings across the enterprise. Through our investments in SDKs and APIs, we intend to promote and extend the capabilities of our offerings to customers who wish to build sophisticated applications and interfaces that leverage our software and services.

Intellectual Property

We have registered the following software copyrights, patents and trademarks for our business operations. We believe this intellectual property forms an integral part of our competitive strength.

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We possess a complete set of technology system including network, client end and service and operation platform. We have patent protections for Wi-Fi equipment on trains and for spatial-temporal big data processing technology. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Issuance
1.	Wireless communication multimedia chip business consumer information acquisition terminal device	Invention	ZL 2010 2 0528767.9	Sep 21, 2011
2.	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
3.	A global positioning system terminal device	Invention	ZL 2010 2 0253452.8	Nov 7, 2011
4.	A wireless multimedia server	Invention	ZL 2013 2 0220183.9	Nov 13, 2013
5.	Ordering system of passengers on train	Invention	ZL 2015 2 0095381.6	Aug 5, 2015
6.	A wireless multimedia server	Invention	ZL 2015 2 0201382.4	Oct 28, 2015
7.	An antenna structure	Invention	ZL 2016 2 0424352.4	Mar 1, 2017
8.	Spatial data progressive transmission method and device	Invention	201010617383.9	Jun 15, 2016
9.	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	201010617385.8	Mar 26, 2014
10.	Spatial data processing method and device	Invention	201010617399.X	Jun 26, 2013
11.	Method and device of spatial data simplification	Invention	201010617400.9	Mar 13, 2013
12.	Method and device for judging the occlusion type of space entity	Invention	201010617403.2	Sep 25, 2013
13.	A method and device for distributed mapping of 3d model data	Invention	201110274924.7	Mar 26, 2014
14.	Data simplification of 3d model, gradual transmission method and device	Invention	201110275336.5	Mar 25, 2015
15.	Spatial data transmission method and device	Invention	201110306393.5	Dec 13, 2014
16.	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	201210104250.0	Jun 10, 2015
17.	Spatial data progressive transmission method and device	Invention	201310367021.2	Jun 23, 2017
18.	Simplification method and device of spatial data	Invention	201310367128.7	Sep 22, 2017
19.	The method and device to accelerate transmission and display of graphic data across platforms	Invention	201210116149.7	Aug 10, 2016
20.	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	201310136682.4	Nov 10, 2017

We also have two patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Issuance
1.	Spatial data processing method and device	Japan	2012-547439	Jun 20, 2014
2.	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A.	14/394,610	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
1.	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2.	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
3.	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
4.	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
5.	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
6.	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
7.	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8.	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
9.	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
10.	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11.	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
12.	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
13.	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14.	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 5, 2014	50 years
15.	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years
16.	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
17.	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
18.	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
19.	Integrated information engine platform software V1.0	Independent research and development	2014SR040347	Nov 30, 2001	50 years
20.	Super information engine development platform software V5.0	Independent research and development	2014SR036792	Mar 5, 2003	50 years
21.	Core map super network information engine platform software V1.0	Independent research and development	2014SR036772	Sep 15, 2007	50 years
22.	Integrated management of the grid gis software V1.0	Independent research and development	2014SR036808	Jun 20, 2008	50 years
23.	Core map rural power grid equipment GPS patrol system software V1.0	Independent research and development	2014SR036810	Dec 10, 2008	50 years
24.	Diagram grid patrol PDA system software V1.0	Independent research and development	2014SR036778	Dec 12, 2008	50 years
25.	Core map geographic information engine desktop platform software V1.0	Independent research and development	2014SR036614	Jan 15, 2009	50 years
26.	Integrated management of the grid geographic information Web system software V1.0	Independent research and development	2014SR036799	Mar 10, 2009	50 years
27.	Core map railway power supply equipment GPS patrol system software V1.0	Independent research and development	2014SR036783	Mar 25, 2010	50 years
28.	Core map network 3 d map server software V1.0	Independent research and development	2014SR036788	Feb 20, 2011	50 years
29.	Core map network 3d map client softwareV1.0	Independent research and development	2014SR036637	Feb 22, 2011	50 years
30.	Core map 3d map network publishing platform software V1.0	Independent research and development	2014SR036633	Mar 10, 2011	50 years
31.	Core map 3d map network release plug-in system software V1.0	Independent research and development	2014SR036622	Mar 15, 2011	50 years
32.	Core map network 3d map smartphone platform software V1.0	Independent research and development	2014SR036638	Apr 28, 2011	50 years
33.	Core map network GIS Shared mobile platform software V1.0	Independent research and development	2014SR036634	Oct 31, 2011	50 years
34.	Core map network GIS sharing platform software V1.0	Independent research and development	2014SR036639	Dec 16, 2011	50 years

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No	Trademark	Classification Number	Valid Period	Registration Number
1	Y-图形	38	2010.04.21-2020.04.20	6746069
2	Y-图形	41	2010.09.07-2020.09.06	6746067
3	YRADIO-文字	35	2010.07.21-2020.07.20	6733437
4	YRADIO-文字	38	2010.04.21.2020.04.20	6733438
5	YRADIO-文字	41	2010.09.07-2020.09.06	6733439
6	LookLook-图形	38	2009.04.07-2019.04.06	4666051
7	LookLook-图形	42	2008.12.21-2028.12.20	4666050
8	YTV-文字	35	2010.07.21-2020.07.20	6733579
9	YTV-文字	38	2010.05.28-2020.05.27	6733578
10	YTV-文字	41	2010.09.07-2020.09.06	6733581
11	YTV-文字	42	2010.09.07-2020.09.06	6733580
12	YOUTV-文字	35	2010.07.21-2020.07.20	6733440
13	YOUTV-文字	38	2010.05.28-2020.05.27	6733441
14	xfeng-文字	35	2012.03.28-2022.03.27	9229145

No	Trademark	Classification Number	Valid Period	Registration Number
15	xfeng-文字	38	2012.03.28-2022.03.27	9229160
16	xfeng-文字	41	2012.03.28-2022.03.27	9229190
17	xfeng-文字	42	2012.03.28-2022.03.27	9229221
18	中传视讯-文字+图形	42	2008.12.21-2028.12.20	4666047
19	中传视讯-文字	42	2008.12.21-2028.12.20	4666048
20	中传视讯-文字	38	2008.12.21-2028.12.20	4666049
21	新蜂-文字	38	2011.08.21-2021.08.20	8538907
22	新蜂-文字	42	2012.01.28-2022.01.27	8539078
23	新蜂.潮-文字	38	2011.08.21-2021.08.20	8539104
24	新蜂.潮-文字	42	2012.01.28-2022.01.27	8539141
25	新影力	41	2014.08.28-2024.08.27	12288643
26	小人-图形	35	2014.08.28-2024.08.27	12287985
27	小人-图形	38	2014.08.28-2024.08.27	12288580
28	小人-图形	41	2014.08.28-2024.08.27	12288629
29	小人-图形	42	2014.08.28-2024.08.27	12288435
30	中传-文字	38	2014.08.28-2024.08.27	12288267
31	中传-图形	38	2014.08.28-2024.08.27	12288289
32	中童-文字	41	2014.08.07-2024.08.06	12214085
33	中童在线-文字	41	2014.08.07-2024.08.06	12214092
34	翠鸟-文字	38	2014.08.07-2014.08.06	12214058
35	翠鸟-文字	42	2014.08.07-2014.08.06	12214125
36	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
37	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
38	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
39	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
40	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
41	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
42	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
43	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
44	LookLook-图形	38	2015.11.14-2025.11.13	11533428
45	LookLook-图形	42	2014.06.21-2024.06.20	11533720
46	LookLook-文字	38	2014.07.14-2024.07.13	11534067
47	LookLook-文字	42	2014.04.14-2024.04.13	11534227
48	L-图形	35	2014.02.28-2024.02.27	11535002
49	L-图形	38	2014.02.28-2024.02.27	11535073
50	L-图形	41	2014.02.28-2024.02.27	11535181
51	L-图形	42	2014.02.28-2024.02.27	11535262
52	箩筐-图形	41	2016.06.14-2026.06.13	16580228
53	箩筐-图形	42	2016.06.14-2026.06.13	16580227
54	箩筐-文字	42	2016.09.28-2026.09.27	16580249
55	箩筐-文字	41	2016.06.14-2026.06.13	16580250
56	箩筐-文字	35	2016.09.21-2026.09.20	16580252
57	箩筐-文字	9	2016.06.14-2026.06.13	16580253

No	Trademark	Classification Number	Valid Period	Registration Number
58	箩筐-图形	38	2016.06.14-2026.06.13	16580229
59	箩筐-图形	35	2016.06.14-2026.06.13	16580230
60	箩筐-图形	9	2016.06.14-2026.06.13	16580231
61	微时光-文字	42	2016.09.28-2026.09.27	16580247
62	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
63	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
64	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
65	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
66	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
67	录游器-文字	9	2016.06.14-2026.06.13	16782135
68	录游器-文字	35	2016.06.14-2026.06.13	16782136
69	录游器-文字	38	2016.06.14-2026.06.13	16782137
70	录游器-文字	41	2016.06.14-2026.06.13	16782138
71	录游器-文字	42	2016.06.14-2026.06.13	16782139
72	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
73	畅联TV-文字	38	2016.01.21-2026.01.20	15792468
74	SuperEngine	9	2016.01.21-2026.01.20	8125722
75	SuperEngine	42	2016.01.21-2026.01.20	8125728
76	超擎	9/42	2016.01.21-2026.01.20	16473205
77	SUPERENGINE	9/42	2016.01.21-2026.01.20	16473185

*	See below for an explanation of each classification number used in the table above.

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

Classification No. 38: Include services that enable at least sensory communication between two people. Such services include that allow one person to talk to another, send messages from one person to another, Make verbal or visual contact between one person and the other. This classification especially includes the service for broadcasting radio or television programs. Except for radio advertising services and telemarketing services.

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

Zhong Chuan Rui You and Gansu Jinlun are negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000), therefore, this amount has been accrued in accounts payable as at December 31, 2018.

C.   ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2018.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2017.

VIE Arrangements with Beijing Zhong Chuan Shi Xun Technology Limited’s Subsidiaries and Their Respective Shareholders

To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, our subsidiaries operate in such restricted service areas in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the LK Technology Ltd. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of LK Technology Ltd. LK Technology Ltd., through its subsidiary Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited (the “WFOE”), has entered into an exclusive business cooperation agreement with Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun” or the “VIE”) the PRC domestic company, which entitle the WFOE to receive a majority of profit of Zhong Chuan Shi Xun. In addition, Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited has entered into certain agreements with those management members or founders, including equity interest pledge agreement of the equity interests held by those management members or founders and exclusive option agreement to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations. Details of the typical VIE structure of our significant consolidated VIE, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun and its subsidiaries of Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”) and Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”), are set forth below:

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

Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement, the VIE equity holders have pledged all of their interests in the equity of the VIE as a continuing first priority security interest in favor of the WFOE to secure the performance of obligations by the VIEs and/or the equity holders under the exclusive business cooperation agreement. The WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the exclusive business cooperation agreement, if applicable. These equity pledge agreements remain in force until all the obligations under the exclusive business cooperation agreement have been fulfilled.

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

D.  PROPERTY AND EQUIPMENT

We lease offices located at Lab 30 & Lab 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, which covers a floor space of 600 square meters. These leases expire at different times throughout 2019 and are renewable upon negotiation.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this report. This discussion and analysis contain forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as our anticipated growth strategy, our plans to recruit more employees, our plans to invest in research and development to enhance our product or service lines, our future business development, results of operations and financial condition, expected changes in our net revenues and certain cost or expense items, our ability to attract and retain customers, trends and competition in the enterprise mobile software application market, and the factors set forth elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. In light of those risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. You should not place undue reliance on the forward-looking statements contained in this report.

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

Overview

Luokung Technology Corp. was incorporated on October 27, 2009 under the laws of the British Virgin Islands. We are a holding company and conduct our operations through our wholly-owned subsidiary named LK Technology Ltd., a British Virgin Islands limited liability company (“LK Technology”), and its wholly-owned subsidiaries, MMB Limited and its respective subsidiaries, which possess two core brands “Luokuang” and “SuperEngine”. “Luokuang” is a mobile application to provide Business to Customer (B2C) location-based services and “SuperEngine” provides Business to Business (B2B) and Business to Government (B2G) services in connection with spatial-temporal big data processing. In May 2010, we consummated an initial public offering of our American Depository Shares, or ADSs, for gross proceeds of $16 million, and our ADSs were listed on the NASDAQ Capital Market under the ticker symbol “KONE”. On August 17, 2018, we completed the transactions contemplated by the Asset Exchange Agreement (“AEA”) with C Media Limited (“C Media”) entered into on January 25, 2018. On August 20, 2018, we changed our name to Luokung Technology Corp., our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018 and on January 3, 2019 our ordinary shares started trading on NASDAQ under the ticker symbol “LKCO”.

On August 17, 2018, we consummated an asset exchange transaction, pursuant to which we exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology (the “Asset Exchange”). In connection with the Asset Exchange, we changed our name on August 20, 2018, and on September 20, 2018, completed the issuance to the shareholders of C Media Limited, the former parent of LK Technology, of (i) 185,412,599 of our ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares. Upon the consummation of the Asset Exchange, we ceased our previous business operations and became a company focused on the provision of location-based service and mobile application products for long distance travelers in China.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which was paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

Results of operations for the fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017.

Revenue

Display-based online advertising services. The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of Luokuang mobile application on a cost-per-click basis. The customers pay us only when a user clicks on an advertisement on the Luokuang mobile application. The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services The Company generates revenues primarily in the form of sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payment are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

	Fiscal Year Ended December 31,		2018 to 2017
	2018	2017	% Change
	(dollars in thousands)
Revenues
Advertising	$20,703	$26,082	(20.6)%
License	203	-	100.0%
Technology Services	136	-	100.0%

Total revenues	$21,042	$26,082	(19.3)%

Advertising	98.3%	100.0%
License	1.0%	-
Technology Services	0.7%	-

Total	100.0%	100.0%

For the year ended December 31, 2018, we had revenue of $21,042,363, as compared to revenue of $26,082,417 for the year ended December 31, 2017, a change of $5,040,054, or 19.3%, which was primarily due to most of our on-train Wi-Fi equipment being dissembled in the fourth quarter of 2018 for upgrade projects, and we were not able to provide the on-train advertising through the Luokuang mobile application, which caused the advertising revenue to decrease.

Cost of revenue

Our cost of revenue primarily consists of depreciation, Wi-Fi equipment installation fees, amortization, spare parts, annual payments to local railway bureau and other overhead costs.

	Year Ended December 31,
	2018			2017
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Depreciation	$2,807	40.4%	13.3%	$2,423	43.6%	9.3%
Wi-Fi equipment installation fees	1,884	27.2%	9.0%	1,070	19.3%	4.1%
Spare parts	1,006	14.5%	4.8%	348	6.3%	1.3%
Amortization	414	6.0%	2.0%	610	11.0%	2.3%
Resource cost	557	8.0%	2.6%	686	12.4%	2.6%
Others	270	3.9%	1.3%	411	7.4%	1.6%
Total cost of revenue	$6,938	100.0%	33.0%	$5,548	100.0%	21.3%

Cost of revenue for the year ended December 31, 2018 was $6,938,063, representing an increase of $1,390,284 or 25.1% as compared to $5,547,779 for the year ended December 31, 2017. The increase was primarily attributable to the increase in Wi-Fi equipment installation fees and spare parts for the Wi-Fi equipment upgrade program we conducted in 2018.

Selling and marketing expense

Our selling and marketing expense mainly include promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $14,695,165 for the year ended December 31, 2018, as compared to $23,908,733 for the year ended December 31, 2017, a decrease of $9,213,568 or 38.5%. The decrease was primarily attributable to a decrease in promotional and marketing activities of approximately $9,100,000, which was due to the popularity of Luokuang APP remaining quite stable, and we determined to reduce the promotional and marketing activities at this stage.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $6,750,417 for the year ended December 31, 2018, as compared to $2,451,249 for the year ended December 31, 2017, an increase of $4,299,168 or 175.4%. The increase was primarily attributable to an increase of impairment loss of approximately $3,579,000 including the bad debts written off of approximately $869,000, the allowance for doubtful receivables of approximately $1,783,000, and impairment loss over the intangible assets of approximately $724,000 as we are no longer using the software system that we purchased in 2014, and an impairment loss over the property, plant and equipment of approximately $203,000, as we wrote off certain Wi-Fi equipment that is no longer in use.

Research and development expenses.

Research and development expenses primarily consist of salaries and benefits for research and development personnel.

Research and development expenses totaled $3,478,570 for the year ended December 31, 2018, as compared to $1,046,198 for the year ended December 31, 2017, an increase of $2,432,372 or 232.5%. The increase was primarily attributable to the amortization of the intangible assets of approximately $1,809,000, which was recognized as a result of the acquisition of Super Engine Holdings Limited in accordance to PPA.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2018, loss from operations amounted to $10,819,852, as compared to loss from operations of $6,871,542 for the year ended December 31, 2017, an increase of $3,948,310, or 57.5%.

Other income/expense

Other income/expense mainly include interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2018, other expense, net, amounted to $1,033,675 as compared to other income, net, of $61,088 for the year ended December 31, 2017, a change of $1,094,763, or 1,792.1%, which was primarily attributable to an increase in foreign currency transaction loss of approximately $1,555,000 and an increase in interest expenses of approximately $54,000, offset by an increase in other income of approximately $513,000, which mainly constitutes the government subsidy of approximately $360,000, investment income of approximately $37,000 and other income of approximately $116,000.

Income tax

We had income tax expense of $74,009, $0 and $0 for the years ended 2018, 2017 and 2016, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

BVI

We are an exempted company incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the British Virgin Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, which is normally effective for a period of three years. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd are a High-tech enterprise and enjoy a favorable income tax rate of 15%.

Net loss

As a result of the factors described above, our net loss was $11,927,536 for the year ended December 31, 2018, compared to net loss of $6,810,454 for the year ended December 31, 2017, an increase of $5,117,082 or 75.1%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $447,246 for the year ended December 31, 2018, as compared to a foreign currency translation gain of $ 90,671 for the year ended December 31, 2017. This non-cash gain had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2018 of $11,480,290, compared to comprehensive loss of $ 6,719,783 for the year ended December 31, 2017.

Comparison of results of operations for the year ended December 31, 2017 and 2016

 Revenue

For the year ended December 31, 2017, we had revenue of $26,082,417, as compared to revenue of $5,233,145 for the year ended December 31, 2016, an increase of $20,849,272, or 398.4%, which was primarily due to the increase in sales to our advertising clients as we deployed more Wi-Fi equipment on more trains and caused the growth of the users of Luokuang APP.

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

Selling expense totaled $23,908,733 for the year ended December 31, 2017, as compared to $6,209,804 for the year ended December 31, 2016, an increase of $17,698,929 or 285.0%. The increase was primarily attributable to the increase in promotional and marketing activities conducted by the Company to promote the Luokuang APP to attract more off-train users.

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

Research and development expenses totaled $1,046,198 for the year ended December 31, 2017, as compared to $2,882,202 for the year ended December 31, 2016, a decrease of $1,836,004 or 63.7%. The decrease was primarily attributable to the Company reducing its expenses in research and development temporarily as our products were quite stable.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2017, loss from operations amounted to $6,871,542, as compared to loss from operations of $12,283,219 for the year ended December 31, 2016, a decrease of $5,411,677, or 44.1%.

Other income/expense

Other income/expense mainly include interest expense from loans, foreign currency gains/losses, and loss from investment.

Net loss

As a result of the factors described above, our net loss was $6,810,454 for the year ended December 31, 2017, compared to net loss of $13,049,031 for the year ended December 31, 2016, a decrease of $6,238,577 or 47.8%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which is a non-cash adjustment, we reported a foreign currency translation gain of $90,671 for the year ended December 31, 2017, as compared to a foreign currency translation gain of $387,375 for the year ended December 31, 2016. This non-cash gain had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2017 of $6,719,783, compared to comprehensive loss of $12,661,656 for the year ended December 31, 2016.

Critical accounting policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition, impairment of long-lived assets and goodwill, allowance for doubtful accounts and valuation allowance for deferred tax assets.

Below, we discuss these policies further, as well as the estimates and judgments involved. We believe that our other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported financial condition and results of operations for a given period. For a discussion of all our significant accounting policies, see footnote 2 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revenue recognition

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

On January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after December 31, 2017 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. There was no material effect from the adoption of ASC 606 to our financial statements.

Display-based online advertising services

The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of Luokuang mobile application on a cost-per-click basis. The customers pay us only when a user clicks on an advertisement on the Luokuang mobile application. The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payment are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Impairment of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2018 and 2017, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, as the Company is not going to use a software system that purchased in 2014, an impairment loss of $724,437 on intangible assets was recorded for the year ended December 31, 2018 ($nil for the years ended December 31, 2017 and 2016). For property plant and equipment, the Company recorded an impairment loss for Wi-Fi equipment that will not be used of $1,228,362 ($nil for the year ended December 31, 2017 and 2016).

Impairment of goodwill

The Company assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2018, the Company performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, the Company evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2017.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2018, 2017 and 2016, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. The Company will adopt the new standard on January 1, 2019 using the modified retrospective approach. Due to its immaterial lease commitments at December 31, 2018, the Company expect the impact of the standard adoption to increase its assets and liabilities within its consolidated balance sheet. These increases will result from the recognition of its existing right-of-use and liabilities required by ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically relied on cash flow provided by operations and financing to supplement our working capital. At December 31, 2018 and 2017, we had cash balances of approximately $1,192,218 and $72,379, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2017 to December 31, 2018:

			December 31, 2017 to December 31, 2018
	December 31, 2018	December 31, 2017	Change	Percentage Change
Working capital deficit:
Total current assets	$31,538,510	$23,939,441	$7,599,069	31.7%
Total current liabilities	33,733,887	25,311,113	8,422,774	33.3%
Working capital deficit:	$(2,195,377)	$(1,371,672)	$(823,705)	60.1%

Our working capital deficit increased by $823,705 to working capital deficit of $2,195,377 at December 31, 2018 from working capital deficit of $1,371,672 at December 31, 2017. This increase in working capital deficit is primarily attributable to a decrease in amounts due from related party of approximately $6,825,000, an increase in accrued liabilities and other payables of approximately $11,751,000, which was mainly due to the increase of the advertising payable, offset by an increase in accounts receivable of approximately $12,932,000, an increase in other receivables of approximately $372,000, and a decrease in accounts payable of approximately $2,174,000.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements.

Cash flows for the year ended December 31, 2018 compared to the year ended December 31, 2017

The following summarizes the key components of our cash flows for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
Net cash used in operating activities	$(6,924,876)	$(8,973,695)
Net cash provided by investing activities	1,184,468	17,253
Net cash provided by financing activities	6,874,994	8,938,290
Effect of foreign exchange rate changes	(14,747)	6,688
Net increase (decrease) in cash	$1,119,839	$(11,464)

Net cash flow used in operating activities was $6,924,876 for the year ended December 31, 2018 as compared to net cash flow used in operating activities was $8,973,695 for the year ended December 31, 2017, a decrease of $2,048,819.

Net cash flow used in operating activities for the year ended December 31, 2018 primarily reflected our net loss of approximately $11,927,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $5,121,000, allowance for doubtful receivables of approximately $1,845,000, bad debts written off of approximately $944,000 impairment of intangible assets of approximately $724,000, impairment of PPE of approximately $1,228,000, exchange difference of approximately $1,339,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $16,319,000, a decrease in deferred revenue of approximately $963,000, and a decrease in accounts payable of approximately $2,109,000, offset by a decrease in other receivables and prepayment of approximately $2,433,000 and an increase in accrued liabilities and other payables of approximately $10,684,000.

Net cash flow used in operating activities for the year ended December 31, 2017 primarily reflected our net loss of approximately $6,810,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $3,316,000, loss on disposal of property and equipment of approximately $115,000, allowance for doubtful accounts of approximately $445,000, exchange difference of approximately $906,000 and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $7,934,000, an increase in other receivables and prepayment of approximately $2,203,000 and a decrease in accounts payable of approximately $1,674,000, offset by an increase in accrued liabilities and other payables of approximately $4,732,000 and an increase in deferred revenue of approximately $1,945,000.

Net cash flow provided by investing activities was $1,184,468 for the year ended December 31, 2018 as compared to $17,253 for the year ended December 31, 2017. During the year ended December 31, 2018, we made payments for the purchase of property, plant and equipment of approximately $33,000, offset by proceeds received from disposal of deposits of approximately $604,000 and cash received from acquisition subsidiaries of approximately $613,000. During the year ended December 31, 2017, we made payments for the purchase of property and equipment of approximately $13,000, offset by proceeds from disposal of property and equipment of approximately $30,000.

Net cash flow provided by financing activities was $6,874,994 for the year ended December 31, 2018 as compared to net cash flow provided by financing activities of $8,938,290 for the year ended December 31, 2017. During the year ended December 31, 2018, we received advances from related parties of approximately $6,875,000. During the year ended December 31, 2017, we received advances from related parties of approximately $8,938,000.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities were contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” are incorporated herein by reference. In the years ended December 31, 2018, 2017 and 2016, we spent $3,478,570, $1,046,198 and $2,882,202, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

China has awarded licenses to mobile phone companies to provide the superfast 4G network to customers. The licenses, which are designed to give mobile phone users faster access to services, were granted by the government to China Mobile, China Unicom Hong Kong and China Telecom. Since the grants, China Mobile has offered 4G to subscribers from December 18, 2013. China Unicom and China Telecom, the country’s other two major carriers, also offer 4G wireless. The number of China Mobile 4G customers has exceeded 900 million by the end of October in 2017. The move greatly bolstered business for telecom equipment makers and a range of other companies.

Under China’s 12th Five-Year Plan, a key priority is for China to transition from “Made in China” to “Designed in China.” In order to achieve this goal, the government plans to heavily invest in science and technology education and R&D so as to further develop China’s intellectual property rights system and support “Next-Generation IT” as a Strategic Emerging Industry (SEI). Additionally, China plans to upgrade the technological capabilities of private and public services, including “triple play” services (the convergence of telecom, broadcasting and Internet networks), ecommerce, and e-government and statistics systems. Furthermore, the government plans to invest in R&D of the “Internet of things” and cloud computing, and develop digital and virtual technologies.

E.  OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of December 31, 2018 (dollars in thousands), and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Accounts payable	$758	$758	$-	$-	$-
Accrued liabilities and other payables	23,469	23,224	245	-	-
Operating lease	268	268	-	-	-
Total	$24,495	$24,250	$245	$-	$-

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	50	Chief Executive Officer, Chairman and Director
Dongpu Zhang	50	President
Baomin Li	49	Chief Technical Officer
Jie Yu	34	Chief Financial Officer
Kegang Peng	46	Vice President and Director
Chuang Tao	51	Director (Independent)
Dennis Galgano (1)(2)	70	Director (Independent)
Jin Shi (1)(2)	49	Director (Independent)
Jiming Ha (1)(3)	56	Director (Independent)
Zhihao Xu (3)	42	Director (Independent)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

Dongpu Zhang was appointed as the President of the Company effective on August 25, 2018. Mr. Dongpu Zhang has served as the General Manager of Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Superengine Suzhou”) and the Chief Executive Officer of Superengine Holding Limited since September 2016. From February, 2014 to August, 2016, Mr. Zhang served as vice president of Industrial Development Group under China Fortune Land Development Co., Ltd. From March, 2009 to February, 2014, Mr. Zhang served as the vice president of Aerospace Science and Technology Holding Group Co., Ltd. Mr. Zhang receive his Master Degree of Computer Science from Harbin Institute of Technology in 1994 and his Bachelor Degree of information system from Changsha Institute of technology in 1991.

Baomin Li serves as the chief technology officer of the Company since February 1, 2019. From 2017 to 2019, Mr. Li served at Amazon as Sr. Software Development Manager, in charge of Amazon’s advertising targeting systems, overseeing infrastructure, data ingestion & modeling, and targeting products utilizing comprehensive Amazon’s ecommerce data. Prior to Amazon, Mr. Li served as the chief technology officer at C Media Limited from 2016 to 2017. Mr. Li worked at CreditEase Inc. as VP of Engineering in the Big Data Innovation Center from 2014 to 2016, and at Google as Engineering Manager in advertising quality from 2013 to 2014. From 1999 to 2012, Mr. Li worked at Microsoft Corporation and lastly served as Senior Development Manager. Mr. Li graduated from Peking University with a Bachelor’s Degree in Mechanics and a Master’s Degree in Applied Mathematics, and from University of Missouri with a Master’s Degree in Computer Science.

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

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately $53,885 in cash compensation to our executive officers and accrued an aggregate of approximately $67,629 of compensation to our independent directors for serving on our board of directors.

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

The exercise price of each share option may not be less than 100% of the fair market value of our ordinary shares representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ordinary shares representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.

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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of seven members being Messrs. Xuesong Song, Kegang Peng, Dennis Galgano, Jin Shi, Jiming Ha, Chuang Tao and Zhihao Xu. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are subject to a four-year term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Director Independence

Our board of directors consists of seven members; Messrs. Dennis Galgano, Jin Shi, Jiming Ha, Chuang Tao and Zhihao Xu have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Jiming Ha and Zhihao Xu, with Mr. Ha serving as the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

D.  EMPLOYEES.

As of December 31, 2018 and 2017, we had a total of 111 and 37 full-time employees, including 51 and 13 in research and development, 17 and 2 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2018, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2018. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2018 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 199,317,558 ordinary shares outstanding on December 31, 2018.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)	38,156,430	19.14%
Kegang Peng, Vice President and Director (2)	17,231,955	8.64%
Dennis Galgano, Director	75,796	* %
Jin Shi, Director (3)	1,278,420	* %
Zhihao Xu, Director (4)	6,962,832	3.49%
Dongpu Zhang, President (5)	2,321,792	1.16%
Chuang Tao, Director (6)	1,221,996	* %
Directors and executive officers as a group (10 persons)	67,249,221	33.74%

(1)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 1,000,000 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(2)	Consists of 17,231,955 shares owned directly by Plenty Prestige Enterprises Limited, a British Virgin Islands company. Mr. Kegang Peng is the sole director of Plenty Prestige Enterprises Limited.

(3)	Consists of 1,278,420 shares owned directly by Utmost Vantage Ventures Limited, a British Virgin Islands company. These shares are held in a partnership and Mr. Shi serves as a general partner of the partnership on behalf of the partners and therefore disclaims any beneficial ownership.

(4)	Consists of 6,962,832 shares directly owned by Geely Group Limited., a Chinese company. Mr. Zhihao Xu is the Chief Executive Officer of Geely Group Limited.

(5)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

(6)	Consists of 1,221,996 shares owned directly by Globalearth Holdings Limited, a British Virgin Islands company. Mr. Chuang Tao controls Globalearth Holdings Limited.

*	Represents less than 1% of shares outstanding

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

As of December 31, 2018, we had amounts due from related parties, C Media Limited and Ya Tuo Ji International Consultancy (Beijing) Limited, in the amounts of $4.7 million and $0.2 million, respectively. These amounts due from related parties are short term in nature, non-interest bearing, unsecured and repayable on demand.

As of December 31, 2018, we had amounts due to related parties, Mr. Xuesong Song, our Chairman and Chief Executive Officer, Thumb Beijing Branch and Vision Capital Profits Limited, in the amounts of $1.0 million, $0.6 million and $1.8 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

Our Chairman and Chief Executive Officer, Mr. Xuesong Song, serves as an officer of Beijing Zhong Chuan Shi Xun and is one of the legal owners of Beijing Zhong Chuan Shi Xun. The following table sets forth the relationship of Mr. Song with Beijing Zhong Chuan Shi Xun:

Name	Relationship with Luokung Technology	Relationship with Beijing Zhong Chuan Shi Xun	Percentage Ownership Interest in Beijing Zhong Chuan Shi Xun
Xuesong Song	Chief Executive Officer	Chief Executive Officer	61.82%

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

Zhong Chuan Rui You and Gansu Jinlun are negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable as at December 31, 2018.

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

B.  SIGNIFICANT CHANGES.

N/A

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Markets and Share Price History

The primary trading market for our ordinary shares, as represented by American Depositary Shares or ADSs is the NASDAQ Capital Market, where our shares have been listed and traded under the symbol KONE since May 14, 2010. On August 17, 2018, we completed the transactions contemplated by the Asset Exchange Agreement (“AEA”) with C Media Limited (“C Media”) entered into on January 25, 2018. On August 20, 2018, we changed our name to Luokung Technology Corp., our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018 and on January 3, 2019 our ordinary shares started trading on NASDAQ under the ticker symbol “LKCO”.

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

B.  PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

The primary trading market for our ordinary shares is the NASDAQ Capital Market, where our ordinary shares are listed and traded since May 14, 2010. On August 17, 2018, we completed the transactions contemplated by the Asset Exchange Agreement (“AEA”) with C Media Limited (“C Media”) entered into on January 25, 2018. On August 20, 2018, we changed our name to Luokung Technology Corp., our American Depository Shares (“ADSs”) were voluntarily delisted from the NASDAQ Capital Market on September 19, 2018 and on January 3, 2019 our ordinary shares started trading on NASDAQ under the ticker symbol “LKCO”.

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

Our memorandum of association and articles of association authorize the issuance of up to 251,000,000 shares, which are designated into (i) 250,000,000 ordinary shares of the Company (“Ordinary Shares”), and (ii) 1,000,000 preferred shares of the Company (“Preferred Shares”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of the Company.

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

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

(a)	the right to one vote at a meeting of the members or on any resolution of members;

(b)	the right to an equal share in any distribution paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up.

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

(a)	the right to 399 votes at a meeting of the members or on any resolution of members;

(b)	the right to an equal share in any distribution paid by the Company;

(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

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

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Act or the memorandum of association or articles of association of the company.

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

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect under our article of association, directors may act by written consents of all directors.

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

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested.

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

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed with or without cause by resolution of directors or resolution of shareholders.

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

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which was paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

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

Regulations on Internet Audio-video Program Services

On December 20, 2007, the MII and the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an internet audio video program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the audio video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

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

On May 27, 2016, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the SAPPRFT.

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

Regulations on Online Games

In September 2009, the GAPP (currently known as the SAPPRFT), together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the Circular 13. The Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the our contractual arrangements were deemed under the Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the SAPPRFT. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the SAPPRFT as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the Circular 13 became effective. However, it is unclear whether and how the Circular 13 might be interpreted or implemented in the future. See “Risk Factors—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010 and amended on December 15, 2017, regulates a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provides that any entity that is engaged in online game operations must obtain a Network Cultural Business Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and require a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures, (i) requires online game operators to protect the interests of online game users and specifies that certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) requires content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games, and (iv) requests online game operators to promote real-name registration by their game users.

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

Relevant Regulations of the High-tech Enterprise

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the “Certifying Standard and Managing Measures for High-tech Enterprises” and “the High-tech Areas of Main National Support” on April 14, 2008 to certify the High-tech enterprise and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as a High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology are recognized as the main national supported High-tech field. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd are a High-tech enterprise and enjoys a favorable income tax rate of 15%.

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

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People’s Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, providing for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this annual report on Form 20-F, through Luokung Technology, we have been granted 20 patents by the State Intellectual Property Office (“SIPO”) of PRC and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural persons, legal persons or any other organizations shall have a copyright on the software developed by such persons no matter whether such software has been published. The protection period of software copyrights owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Luokung Technology has 34registration certificates for software copyrights.

Trademarks

The “Trademark Law of the People’s Republic of China” promulgated by the State Council of PRC, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which are renewable for another ten years after the application to the Trademark Office by the owners of the trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. Luokung Technology has its registered trademarks as described in Item 4 of this annual report on Form 20-F. Accordingly, such trademarks are entitled to the protection under the Trademark Law.

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

E.  TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs and the ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to Luokung Technology Corp..

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.  STATEMENT BY EXPERTS.

None.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at LAB 32, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, 100020 or telephoning us at (86) 10-85866721.

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2018, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $447,246 and $90,671 gain as of the fiscal year ended December 31, 2018 and 2017, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2018 at RMB6.8632 to $1.00 as compared to RMB 6.5342 to $1.00 at December 31, 2017. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal year ended December 31, 2018 and 2017 were RMB6.6174 and RMB 6.7356 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2018 was 0.1% higher than that of the same period in 2017.China consumer price index in December 2017 was 0.3% lower than that of the same period in 2016. China consumer price index in December 2016 was 0.5% higher than that of the same period in 2015. China consumer price index in December 2015 was 0.1% higher than that of the same period in 2014. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

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

ITEM 15.  CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Management assessed our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2018 was not effective because of the following material weakness:

Lack of U.S. GAAP expertise. Although our accounting personnel are professional and experienced in accounting requirements and procedures generally accepted in the PRC, they do not have sufficient knowledge, experience and training in maintaining our books and records and preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations. The staff needs additional training to become experienced in U.S. GAAP-based reporting, including the skills of U.S. GAAP-based period end closing, consolidation of financial statements, and U.S. GAAP conversion.

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

However, giving full consideration to the material weaknesses described above, our Chief Executive Officer and Chief Financial Officer performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer permanently exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2018 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of our financial information disclosed in this annual report on Form 20-F was $325,000 for the year ended December 31, 2018, and $280,000 for the audit of our financial information disclosed in the transition report on Form 20-F for the two years ended December 31, 2017 and 2016.

The aggregate fees billed by our previous auditor, BDO China Shu Lun Pan Certified Public Accountants LLP for professional services rendered for the audit of our annual financial information included in our annual reports on Form 20-F was $105,500 for the fiscal year ended September 30, 2017.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2018. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
Xuesong Song
Chief Executive Officer (principal executive officer)

April 24, 2019

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description

1.1****	Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp., dated August 20, 2018, and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.7*	2010 Omnibus Incentive Plan of the Company.

4.8**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.9***	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.10***	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.15****	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

Exhibit Number	Description

4.16****	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.17****	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.18	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. Incorporated by reference to the Company’s Current Report on Form 6-K filed on October 4, 2018.

4.19	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. Incorporated by reference to the Company’s Current Report on Form 6-K filed on August 27, 2018.

4.20****	Power of Attorney by Weili Chen, dated August 31, 2015.

4.21****	Power of Attorney by Ping Wang, dated August 31, 2015.

4.22****	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.23****	Power of Attorney by Xuesong Song, dated August 31, 2015.

4.24****	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

4.25****	Employment Agreement, dated August 19, 2018, by and between Luokung Technology Corp. and Jie Yu.†

4.26	Securities Purchase Agreement

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

***	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

****	Previously filed as exhibits to the Company’s Annual Report on From 20-F filed with the Commission on October 12, 2018

†	Indicates management contract or compensatory plan, contract or arrangement.

Luokung Technology Corp. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luokung Technology Corp. and. subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Hong Kong

April 24, 2019

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash	$1,192,218	$72,379
Accounts receivable, net of allowance for doubtful accounts	22,661,594	9,729,625
Other receivables and prepayment	2,749,000	2,376,745
Amounts due from related parties	4,935,698	11,760,692
Total current assets	31,538,510	23,939,441
Non-current assets:
Property and equipment, net	898,007	5,044,872
Intangible assets, net	52,763,998	1,154,197
Goodwill	11,728,600	7,239,936
Amount due from a related party	-	204,412
Other receivables, net (Long term)	150,286	-
Total non-current assets	65,540,891	13,643,417
TOTAL ASSETS	97,079,401	37,582,858
Liabilities
Current liabilities:
Accounts payable	758,386	2,932,158
Accrued liabilities and other payables	28,239,477	16,488,866
Deferred revenue	1,286,635	2,326,406
Tax payable	71,358	-
Amounts due to related parties	3,378,031	3,563,683
Total current liabilities	33,733,887	25,311,113
Non-current liabilities:
Accrued liabilities and other payables	244,755	-
Total non- current liabilities	244,755	-
TOTAL LIABILITIES	33,978,642	25,311,113

Commitments and contingencies

Shareholders’ Equity (Deficit)

Share capital
Preferred stock, $0.01 par value; 1,000,000 shares authorized, issued and outstanding at December 31, 2018; Nil shares authorized, issued and outstanding at December 31, 2017	10,000	-
Common stock, $0.01 par value; 250,000,000 shares authorized; 199,317,599 shares issued and outstanding at December 31, 2018; $1 par value; 50,000 shares authorized; 1 share issued and outstanding at December 31, 2017	1,993,176	1
Additional paid-in capital	102,125,814	41,819,685
Accumulated deficit	(41,863,694)	(29,936,158)
Accumulated other comprehensive income	835,463	388,217

Total Shareholders’ Equity	63,100,759	12,271,745

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,079,401	$37,582,858

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2018	2017	2016

Revenues	$21,042,363	$26,082,417	$5,233,145
Less: Cost of revenues	6,938,063	5,547,779	6,315,504
Less: Operating expenses:
Selling and marketing	14,695,165	23,908,733	6,209,804
General and administrative	6,750,417	2,451,249	2,108,854
Research and development	3,478,570	1,046,198	2,882,202
Total operating expenses	24,924,152	27,406,180	11,200,860
Loss from operations	(10,819,852)	(6,871,542)	(12,283,219)
Other income (expense):
Interest expense	(80,184)	(26,611)	(4,412)
Foreign exchange (losses) gains, net	(1,204,001)	350,679	(298,257)
Loss from investment	-	-	(428,571)
Other income (expense), net	250,510	(262,980)	(34,572)
Total other (expense) income, net	(1,033,675)	61,088	(765,812)
Loss before income taxes	(11,853,527)	(6,810,454)	(13,049,031)
Income taxes	(74,009)	-	-
Net loss	$(11,927,536)	$(6,810,454)	$(13,049,031)
Other comprehensive income:
Foreign currency translation adjustment	447,246	90,671	387,375
Total comprehensive loss	$(11,480,290)	$(6,719,783)	$(12,661,656)

Net loss per ordinary share:
Basic and Diluted	$(0.16)	$(6,810,454)	$(13,049,031)

Weighted average number of ordinary shares outstanding Basic and Diluted	72,919,624	1	1

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

							Accumulated other	Total
	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	comprehensive Income	Shareholders’ Equity
	Shares	Amount	Shares	Amount	capital	deficits	(loss)	(Deficit)
Balance as of December 31, 2015	1	$1	-	$-	$8,250,505	$(10,076,673)	$(89,829)	$(1,915,996)

Capital contribution from C Media	-	-	-	-	1,786,964	-	-	1,786,964

Net loss	-	-	-	-	-	(13,049,031)	-	(13,049,031)

Foreign currency translation adjustment	-	-	-	-	-	-	387,375	387,375

Balance as of December 31, 2016	1	1	-	-	10,037,469	(23,125,704)	297,546	(12,790,688)

Capital contribution from C Media	-	-	-	-	31,782,216	-	-	31,782,216

Net loss	-	-	-	-	-	(6,810,454)	-	(6,810,454)

Foreign currency translation adjustment	-	-	-	-	-	-	90,671	90,671

Balance as of December 31, 2017	1	1	-	-	41,819,685	(29,936,158)	388,217	12,271,745

Issuance of preferred shares	-	-	1,000,000	10,000	(10,000)	-	-	-

Issuance of common shares	185,412,599	1,854,126	-	-	(1,854,126)	-	-	-

Adjustment due to the assets exchange	1,684,999	16,849	-	-	177,880	-	-	194,729

Acquisition of Superengine	12,219,959	122,200	-	-	59,877,800	-	-	60,000,000

Capital contribution from C Media	-	-	-	-	2,114,575	-	-	2,114,575

Net loss	-	-	-	-	-	(11,927,536)	-	(11,927,536)

Foreign currency translation adjustment	-	-	-	-	-	-	447,246	447,246

Balance as of December 31, 2018	199,317,558	$1,993,176	1,000,000	$10,000	$102,125,814	$(41,863,694)	$835,463	$63,100,759

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(11,927,536)	$(6,810,454)	$(13,049,031)
Depreciation and amortization	5,120,727	3,316,181	3,245,161
Bad debts written off	944,480	-	-
Exchange difference	1,338,857	(906,241)	817,633
Loss on disposal of property and equipment	-	115,193	73,022
Increase in allowance for doubtful accounts	1,845,370	445,395	62,591
Impairment of intangible assets	724,437	-	-
Impairment of PPE	1,228,362	-	-
Changes in assets and liabilities
Accounts receivable	(16,319,139)	(7,933,730)	(1,507,296)
Other receivables and prepayment	2,433,455	(2,202,960)	2,873,984
Tax payable	74,009	1,945,057	312,730
Deferred revenue	(962,730)	-	-
Accounts payable	(2,108,736)	(1,674,058)	2,979,330
Accrued liabilities and other payables	10,683,568	4,731,922	8,131,205
Net cash (used in) provided by operating activities	(6,924,876)	(8,973,695)	3,939,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(32,691)	(12,689)	(3,554,258)
Proceeds from disposal of deposits	604,467	-	-
Cash received from acquisition subsidiaries	612,692	-	-
Proceeds from disposal of property and equipment	-	29,942	-
Net cash provided by (used in) investing activities	1,184,468	17,253	(3,554,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from (repayment to) related parties	6,874,994	8,938,290	(1,197,870)
Net cash provided by (used in) financing activities	6,874,994	8,938,290	(1,197,870)

Effect of foreign exchange rate changes	(14,747)	6,688	(32,746)

Net increase (decrease) in cash	1,119,839	(11,464)	(845,545)
Cash at beginning of year	72,379	83,843	929,388

Cash at end of year	$1,192,218	$72,379	$83,843

Supplemental cash flow disclosures:
Interest paid	80,184	26,611	4,412
Income taxes paid	-	-	-

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Luokung Technology Corp. (the “Company” or “LKCO”), formerly Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) was incorporated in the British Virgin Islands on October 27, 2009 under the name of Reizii Capital Management Limited. It has wholly-owned subsidiaries and a variable interest entity (“VIE”). Its wholly-owned subsidiaries include: Topsky Info-tech Holdings Pte Ltd. (“Topsky”), which was established in Singapore on November 3, 2009, and Xi’an Softech Co., Ltd. (“Softech”), which was established in Xi’an, Shaanxi Province, China on November 27, 2009 by Topsky. Its VIE is Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001.

On December 17, 2009, Reizii Capital Management Limited changed its name to Kingtone Wirelessinfo Solution Holding Ltd.

On March 23, 2010, the board of directors of Kingtone Wireless resolved to change the fiscal year end of Kingtone Wireless and its wholly-owned subsidiaries, Topsky and Softech, from November 30 to September 30 so as to have the same fiscal year end as Kingtone Information.

On May 14, 2010, Kingtone Wireless completed the initial public offering of its American Depositary Shares (“ADSs”) at a price of $4.00 per ADS and listed its ADSs on the NASDAQ Capital Market under the symbol “KONE.” Kingtone Wireless sold an aggregate of 4,000,000 ADSs, representing 4,000,000 ordinary shares and received net proceeds of approximately $14.5 million, net of underwriting discounts and other offering expenses.

On August 17, 2018, Kingtone Wireless consummated an asset exchange transaction, pursuant to which it exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology Ltd. (“LK Technology”) (the “Asset Exchange”). In connection with the Asset Exchange, Kingtone Wireless changed its name to Luokung Technology Corp. on August 20, 2018, and on September 20, 2018, issued to the shareholders of C Media Limited, the former parent of LK Technology, (i) 185,412,599 of its ordinary shares, par value $0.01 per share and (ii) 1,000,000 of its preferred shares. Upon the consummation of the Asset Exchange, the Company ceased the previous business operations and became a company focused on the provision of Wi-Fi and mobile application products for long distance rail travelers in China.

Following the consummation of the Asset Exchange, on October 4, 2018, the Company changed its fiscal year end from September 30 to the fiscal year end of LK Technology, December 31.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which was paid by the issuance of its Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. Further details are in Note 3.

Luokung Technology Corp., its subsidiaries and its variable interest entities (“VIEs”) (collectively the “Company”) operate mobile application service for long-distance travel in the People’s Republic of China (the “PRC”). The core mobile application product, Luokuang mobile application, which is made as an LBS-social contents and services distribution platform. It offers functions based on various travel scenarios, e.g. information, entertainment, travel, e-commerce, O2O, advertising, etc.

As of December 31, 2018, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar 3, 2011	BVI	100%

Topsky Info-tech Holdings Pte Ltd.	Nov 3, 2009	Singapore	100%

Superengine Holding Limited	Jun 14, 2018	BVI	100%

MMB Limited	Apr 11, 2013	Hong Kong	100%

Mobile Media (China) Limited	Nov 6, 2007	Hong Kong	100%

Zhong Chuan Tian Xia Information and Technology (Beijing) Limited	Feb 1, 2013	PRC	100%

Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited	Dec 23, 2010	PRC	100%

Contractual Control:

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”)	Apr 2, 2004	PRC	0%

Anhui Superengine Intelligent Technology co., Ltd (“Anhui Superengine”)	Oct 26, 2017	PRC	0%

VIEs:

Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun”)	May 17, 2004	PRC	0%

Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”)	May 26, 2011	PRC	0%

Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”)	Jul 19, 2017	PRC	0%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”)	Nov 26, 2004	PRC	0%

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company incurred losses from operations of $10,819,852, $6,871,542 and $12,283,219 for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, the Company had cash of $1,192,218 and a working capital deficit of $2,195,377. These conditions indicate the existence of substantial doubt over the Company’s ability to continue as a going concern. In order to alleviate the substantial doubt, the Company intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements. As disclosed in Note 17, on January 16, 2019, the Company entered into a Securities Purchase Agreement with Honbridge Holdings Limited, and the Company agreed to sell 2,000,000 Ordinary Shares of the Company at a price of $6 per share for a total amount of $12,000,000. From 2019 and onwards, the Company will focus on improving operational efficiency and cost reduction, and enhancing marketing functions to attract more customers. The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. Based on working capital conditions and forecast for future operations, the Company believes that it will be able to meet its payment obligations and other commitments for at least the following twelve months.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), entities we control by contract and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, entities controlled by contract and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries, entities controlled by contract and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. An entity controlled by contract is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have controlling financial interest in the entity. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Suzhou Superengine and its subsidiary, Auhui Superengine are consolidated pursuant to an agreement signed between the legal owners of Suzhou Superengine and Zhong Chuan Shi Xun giving all the rights and obligations and control of Suzhou Superengine to Zhong Chuan Shi Xun.

To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, the Company operates in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Company. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of the Company. The Company has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members or founders, including equity interest pledge agreements of the equity interests held by those management members or founders and exclusive option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Company’s significant consolidated VIEs, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun, Zhong Chuan Rui You, Huoerguosi Luokuang, and Jiu Zhou Shi Dai, are set forth below:

(i)	Contracts that give the Company effective control of VIEs

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

(ii)	Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

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

Other arrangements

The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and can have assets transferred out of the consolidated VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the consolidated VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Company has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Company’s own business objectives in the future.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

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

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

Cash

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2018 and 2017, the Company has no cash equivalents.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Wi-Fi equipment	– 3 years
Office and other equipment	– 3 to 5 years
Vehicles	– 5 years

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

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Software	– 5 years
Trademarks	– 10 years
Patents	– 10 years

Goodwill

The Company assesses goodwill for impairment in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2018, the Company performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, the Company evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2017.

Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2018 and 2017, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, as the Company is not going to use a software system that was purchased in 2014, an impairment loss of $724,437 on intangible assets was recorded for the year ended December 31, 2018 ($nil for the years ended December 31, 2017 and 2016). For property plant and equipment, the Company recorded an impairment loss for Wi-Fi equipment that will not be used of $1,228,362 ($nil for the years ended December 31, 2017 and 2016).

Business combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with FASB ASC topic 805, Business Combinations. Acquisition method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Revenue recognition

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

On January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after December 31, 2017 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. There was no material effect from the adoption of ASC 606 to our financial statements.

Display-based online advertising services

The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of Luokuang mobile application on a cost-per-click basis. The customers pay us only when a user clicks on an advertisement on the Luokuang mobile application. The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payment are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Deferred revenue represents prepayments from customers for advertising service and is recognized as revenue when the advertising services are rendered.

Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong is the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries and VIEs located in the PRC are maintained in their local currency, the Chinese Renminbi (“RMB”), which is the functional currency of these entities.

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

Earnings per share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock warrants (using the treasury stock method). Common stock equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. During the years ended December 31, 2018, 2017 and 2016, there were no potentially dilutive securities.  The following table presents a reconciliation of basic and diluted net loss per share:

	Year Ended December 31,
	2018	2017	2016
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary stock	$(11,927,536)	$(6,810,454)	$(13,049,031)
Weighted average ordinary stock outstanding - basic and diluted	72,919,624	1	1
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(0.16)	$(6,810,454)	$(13,049,031)

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2018, 2017 and 2016, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates the developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2018, 2017 and 2016. The Company’s customers and assets are located in the PRC, therefore, no geographical segment information is presented.

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

When the Company is the lessor, minimum contractual rental from leases are recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2018, 2017 and 2016, advertising costs amounted to $14,071,241, $23,171,170 and $4,537,653, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2018, 2017 and 2016 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2018, four customers accounted for 91% of total revenue. For the year ended December 31, 2017, two customers accounted for 95% of total revenue. For the year ended December 31, 2016, four customers accounted for 70% of total revenue. At December 31, 2018 and 2017, the Company had credit risk exposure of uninured cash in banks of $1,192,218 and $72,379, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2018	2017	2016
A	26%	81%	*
B	26%	*	*
C	25%	*	*
D	14%	*	*
E	*	14%	*
F	*	*	22%
G	*	*	20%
H	*	*	15%
I	*	*	13%

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2018	2017
A	23%	49%
B	24%	*
C	24%	*
D	13%	*
E	12%	41%

*	less than 10%

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. The Company will adopt the new standard on January 1, 2019 using the modified retrospective approach. Due to its immaterial lease commitments at December 31, 2018, the Company expect the impact of the standard adoption to increase its assets and liabilities within its consolidated balance sheet. These increases will result from the recognition of its existing right-of-use and liabilities required by ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS

Business combinations in 2018:

During the year ended December 31, 2018, the Company completed a business combination, to complement its businesses and achieve synergies. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

August 31, 2018
Purchase consideration	$60,000,000

Net assets acquired,
Cash	612,692
Deposit and other receivables (current)	615,424
Accounts receivable	238,324
Prepayment	1,176
Deposit and other receivables (non-current)	99,066
Property, plant and equipment	41,435
Intangible assets	54,575,027
Short term borrowing	(117,238)
Receipt in advance	(138,860)
Wages payable	(84,537)
Tax payable	(14,637)
Other payable	(316,536)

Goodwill	4,488,664

Goodwill, which is non-deductible for tax purpose, is primarily attributable to the synergies expected to be achieved from the acquisition. Refer to Note 9 for details.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third-party valuation firm. The valuation report considered generally accepted valuation methodologies such as the relief from royalty method. As the acquiree is a private company, the fair value estimate is based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) a projected terminal values based on future cash flows (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

The pro forma results of operations for these subsidiaries have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

NOTE 4 – INCOME TAX

At December 31, 2018, the Company had unused net operating loss carryforwards of approximately $ 30,529,390 for income tax purposes, which expire between 2019 to 2023. At December 31, 2018, 2017 and 2016, these net operating losses carryforwards may result in future income tax benefits of approximately$6,230,296, $5,043,944 and $4,008,863, respectively, however, because realization is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2018 and 2017 are as follows:

	December 31,	December 31,
	2018	2017
Deferred tax liabilities	$-	$-
Deferred tax asset
Net operating loss carryforward	6,230,296	5,043,944
Valuation allowance	(6,230,296)	(5,043,944)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2018	December 31, 2017
At the beginning of the year	$5,043,944	$4,008,863
Acquisition of subsidiary	500,934	-
Current year addition	1,054,992	823,970
Expired	(74,735)	(61,411)
Exchange difference	(294,839)	272,522
At the end of the year	6,230,296	5,043,944

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2018, 2017 and 2016. Two of our subsidiaries qualify for high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until the end of the November 2021 and October 2021, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2018, 2017 and 2016.

A reconciliation of the income tax expense to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016
Loss before income taxes	$(11,853,527)	$(6,810,454)	$(13,049,031)

Tax loss at the PRC statutory tax rate of 25%	(2,874,005)	(1,564,147)	(3,392,837)
Non-deductible items	5,013,636	6,637,818	1,701,180
Non-taxable items	(3,538,631)	(3,789,956)	(662,512)
Change in valuation allowance	1,054,992	823,970	2,159,518
Effect of different tax rates in other jurisdictions	17,221	410	6,015
Effect of 15% preferential rate for certain PRC subsidiaries	252,778	(2,108,095)	188,636
Income tax expense	(74,009)	-	-

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2018 and 2017, accounts receivable consisted of the following:

	December 31,	December 31,
	2018	2017
Accounts receivable	$25,041,576	$10,406,602
Less: allowance for doubtful accounts	(2,379,982)	(676,977)
	$22,661,594	$9,729,625

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2018 and 2017, other receivables and prepayment consisted of the following:

	December 31, 2018	December 31, 2017
Current
Advances to suppliers	$447,061	$339,701
VAT recoverable (1)	945,199	1,681,495
Advances to business partners (2)	1,165,637	-
Other	279,248	385,175
	2,837,145	2,406,371
Less: allowance for doubtful accounts	(88,145)	(29,626)
	$2,749,000	$2,376,745
Non-current
Loan to employees	77,434	-
Deposit for car	58,282	-
Others	14,570	-
	$150,286	-

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future. During the years ended December 31, 2018 and 2017, the Group purchased a large amount of Wi-Fi equipment for deployments, which generated related input VAT approved by the relevant tax authority.

(2)	The advances to two business partners are unsecured, interest-free and repayable in June 2019.

NOTE 7 – AMOUNTS DUE FROM RELATED-PARTIES

At December 31, 2018 and 2017, amounts due from related parties consisted of the following:

Name of related party	December 31, 2018	December 31, 2017
C Media Limited (1)	$4,731,841	$11,760,692
Ya Tuo Ji International Consultancy (Beijing) Limited (2)	203,857	204,412

(1)	C Media Limited is controlled by Mr. Xuesong Song, the CEO and Chairman of the Company (“Mr. Song”). C Media Limited has taken up certain receivables and investments from the Company’s subsidiaries in previous years. The Company expects the amount will be returned to the Company in 2019.

(2)	Ya Tuo Ji is a company controlled by the spouse of Mr. Song. The loan is unsecured, interest-free and repayable on July 5, 2019. The original payment date was January 5, 2019.

NOTE 8 – PROPERTY AND EQUIPMENT

At December 31, 2018 and 2017, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2018	2017
Wi-Fi equipment	3 Years	$9,003,392	$8,711,424
Vehicles	5 Years	3,520	-
Office and other equipment	3 – 5 Years	213,601	170,242
Construction-in-progress	-	-	2,166,452
		9,220,513	11,048,118
Less: accumulated depreciation and impairment		(8,322,506)	(6,003,246)
		$898,007	$5,044,872

For the years ended December 31, 2018, 2017 and 2016, depreciation expense amounted to $2,897,135, $2,628,884 and $2,474,434, respectively, of which $2,806,811, $2,423,655 and 2,194,582, respectively, was included in cost of revenue, and $5,872, $117,648 and 121,740, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense.

The Company recognized an impairment loss on property and equipment of $1,228,362, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively, for idled Wi-Fi equipment.

Included in construction-in-progress were Wi-Fi equipment under construction.

NOTE 9 – INTANGABLE ASSETS, NET

	As of December 31, 2018
	Gross carrying value	Accumulated amortization and impairment	Net carrying value

Software	$3,179,437	$3,178,785	$652
Trademarks	1,243,443	1,243,443	-
Patents	54,572,127	1,808,781	52,763,346
	$58,995,007	$6,231,009	$52,763,998

	As of December 31, 2017
	Gross carrying value	Accumulated amortization and impairment	Net carrying value

Software	$3,339,523	$2,185,438	$1,154,085
Trademarks	1,306,051	1,305,939	112
	$4,645,574	$3,491,377	$1,154,197

The Company recognized an impairment loss on software of $724,437, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively, for the railway platform software which was replaced by the software developed by Suzhou Superengine.

Amortization expense of intangible assets was $2,223,592, $613,066 and $642,913 for the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,	Principal
2019	$5,457,673
2020	5,457,405
2021	5,457,213
2022	5,457,213
2023	5,457,213
Thereafter	25,477,281
$52,763,998

NOTE 10 – GOODWILL

In September of 2014, Zhong Chuan Shi Xun acquired a 100% interest in Zhong Chuan Rui You for a consideration of $7,391,894 (RMB48,000,000). Zhong Chuan Rui You is primarily engaged in on-train Wi-Fi business, deploying Wi-Fi equipment on trains and providing passengers with entertainment and information services on trains. The book value of the identifiable net assets of Zhong Chuan Rui You was $151,958 (RMB963,000) and goodwill of $7,239,936 was recorded.

In August of 2018, LK Technology acquired a 100% interest in Superengine Holding Limited for a consideration of $60,000,000, which was paid by the issuance of ordinary shares of the Company in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. Superengine possesses patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can be used in vector maps, HD intelligent maps, interactive location services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. The book value of the identifiable net assets of Superengine was $1,440,349, an intangible asset of $54,070,987 and goodwill of $4,488,664 were recorded. Refer to Note 3 for details.

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2018 and 2017, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2018	2017
Current
Accrued payroll	$535,181	$143,998
VAT payable	2,200,654	2,192,898
Individual tax payable	205,917	-
Other loans (1)	4,322,106	5,370,535
Advertising payable (2)	18,902,385	5,852,359
Other payable	2,073,234	2,929,076
	$28,239,477	$16,488,866
Non-current
Other loans (1)	$244,755	$-

(1)	Other loans primarily consist of loans from third parties for working capital purpose, payable on various date from April 7, 2019 to May 16, 2020. Other loans of $655,671 and $939,555, respectively as of December 31, 2018 and 2017, are unsecured and bear annual interest at the rate of 7.2% and a daily interest rate at 0.04%, respectively. The remaining other loans are unsecured and interest-free.

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

NOTE 12 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2018 and 2017, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2018	2017
Mr. Song (1)	$1,010,041	$2,921,639
Vision Capital Profits Limited (2)	$1,751,395	$-
Thumb Beijing Branch (3)	$-	$612,103
Thumb Shenzhen Branch (3)	$611,266	$29,941
Mrs. Song (4)	$5,329

(1)	The Company’s CEO

(2)	Vision Capital Profits Limited is controlled by Mr. Song.

(3)	Thumb Beijing and Shenzhen Branch are controlled by the spouse of Mr. Song.

(4)	The spouse of Mr. Song.

Amounts due to related parties are non-interest bearing, unsecured and payable on demand.

NOTE 13- SHARE CAPITAL

Prior to the Asset Exchange, Kingtone Wireless had 1,685,000 common shares issued and outstanding.

On August 17, 2018, in connection with the Asset Exchange, on September 20, 2018, the Company issued to the shareholders of C Media Limited, the former parent of LK Technology, (i) 185,412,599 of ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares.

On September 20, 2018, the Company issued to the shareholders of Superengine Holding Limited, 12,219,959 of ordinary shares, par value $0.01 per share.

As of December 31, 2018, we had 199,317,558 common shares issued and outstanding.

NOTE 14 – RETIREMENT AND WELFARE BENEFITS

The Group’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $289,679, $170,227 and $353,033 during the years ended December 31, 2018, 2017 and 2016, respectively, of which $9,945, $23,392 and $30,455, respectively, was charged to cost of revenue, $76,971, $48,957 and $97,408, respectively was charged to selling and marketing expenses, $75,104, $49,717 and $86,934, respectively, was charged to general and administrative expenses and $127,660, $48,161 and $138,236, respectively was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 15 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $Nil to statutory reserves during the years ended December 31, 2018, 2017 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Operating leases

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2019 and are renewable upon negotiation. Future minimum rental payment required under the Office Lease is as follows:

Year ending December 31:	Amount
2019	$268,128

Contingencies

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to a dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee.

Zhong Chuan Rui You and Gansu Jinlun are negotiating a potential settlement to resume the contract. According to legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable.

NOTE 17 – SUBSEQUENT EVENT

On January 16, 2019, the Company entered into a Securities Purchase Agreement with Honbridge Holdings Limited, and the Company agreed to sell 2,000,000 Ordinary Shares of the Company at a price of $6 per share for a total amount of $12,000,000.