Form 20-F
period 2019-12-31
Luokung Technology Corp.
filed 2020-06-29
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _________________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34738

Luokung Technology Corp.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

British Virgin Islands	B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing People’s Republic of China, 100020
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Miss. Qinyu ZhaoB9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing
People’s Republic of China 100020
Tel: (86) 10-65065217 (Name, telephone, Email and/or facsimile number and address of company contact person)

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 209,081,533 Ordinary Shares and 22,794,872 Preferred Shares outstanding as of December 31, 2019.

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Luokung Technology Corp. and its consolidated subsidiaries, subsidiaries controlled by contract and variable interest entities, except as the context otherwise requires;

●	References to an “ADS” are to an American Depositary Share, each of which represented one of our Ordinary Shares with a par value of $.01 per share;

●	References to a particular “fiscal” year, such as “fiscal 2019”, are to our fiscal year ended on December 31, of that year.

Note Regarding Reliance on SEC Order

On April 29, 2020, the Company filed a Current Report on Form 6-K (the “Form 6-K) to indicate its intention to rely on the order issued by the United States Securities and Exchange Commission (the “SEC”) on  March 25, 2020 (the “SEC Order”) to delay the filing of its Annual Report on Form 20-F because the Company’s operations and business were experiencing disruption due to the unprecedented conditions surrounding the COVID-19 pandemic.  Consistent with the Company’s statements in the Form 6-K,  the Company was unable to file its Annual Report on Form 20-F on or before April 30, 2020  because the Company followed the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of our offices, and having many employees work remotely. There was a country wide lockdown in China from January 23, 2020 to April 8, 2020. As a result of the above-mentioned factors, the Company’s books and records were not easily accessible, resulting in delay in preparation, compilation and completion of our annual financial statements for the 2019 fiscal year.  On June 15, 2020, the Company filed a “Notification of Late Filing” on Form 12b-25 pursuant to Rule 12b-25 of the Exchange Act to further delay the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

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

The selected financial data for the fiscal years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with our audited financial statements and the accompanying notes and “Item 5 – Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should not view our historical results as an indicator of our future performance.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS DATA

(IN U.S. DOLLARS)

	For the years ended December 31,
	2019	2018	2017

Revenues	$18,779,172	$21,042,363	$26,082,417
Less: Cost of revenues	14,976,016	6,938,063	5,547,779
Less: Operating expenses:
Selling and marketing	3,764,792	14,695,165	23,908,733
General and administrative	22,844,383	6,750,417	2,451,249
Research and development	8,710,746	3,478,570	1,046,198
Total operating expenses	35,319,921	24,924,152	27,406,180
Loss from operations	(31,516,765)	(10,819,852)	(6,871,542)
Total other income (expense), net	(505,438)	(1,033,675)	61,088
Loss before income taxes	(32,022,203)	(11,853,527)	(6,810,454)
Income tax benefit (expense)	70,992	(74,009)	-
Net loss	$(31,951,211)	$(11,927,536)	$(6,810,454)
Less: Net loss attributable to non-controlling interest	438,033	-	-
Other comprehensive income:
Foreign currency translation adjustment	541,489	447,246	90,671
Total comprehensive loss	$(31,409,722)	$(11,480,290)	$(6,719,783)
Net loss per ordinary share, basic and diluted	$(0.16)	$(0.16)	$(6,810,454)
Weighted average number of ordinary shares outstanding, basic and diluted	201,005,995	72,919,624	1

SELECTED CONSOLIDATED BALANCE SHEETS DATA

(IN U.S. DOLLARS)

	As of December 31,
	2019	2018
Cash	3,695,687	1,192,218
Accounts receivable, net of allowance for doubtful accounts	10,004,951	22,661,594
Amounts due from related parties	200,682	4,935,698
Property and equipment, net	588,881	898,007
Other receivables, net	27,071,241	2,749,000
Intangible assets	47,299,120	52,763,998
Other receivables (non-current)	16,636,403	150,286
Goodwill	11,728,600	11,728,600
TOTAL ASSETS	117,896,169	97,079,401
Accounts payable	4,314,162	758,386
Accrued liabilities and other payables	23,697,143	28,239,477
Accrued liabilities and other payables(non-current)	32,938,926	244,755
Total liabilities	63,923,166	33,978,642
Total Shareholders’ Equity	54,406,158	63,100,759

B.  CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.  RISK FACTORS.

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under “Special Note Regarding Forward-Looking Statements,” before you decide to invest in our ordinary shares. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from those of the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. You should also consider all other information contained in this annual report before deciding to invest in our ordinary shares.

Our business activities for fiscal 2020 are expected to be adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus causing respiratory illness, or COVID-19, has surfaced in Wuhan, China, spreading at a fast rate in January and February of 2020, and confirmed cases were also reported in other parts of the world. In reaction to this outbreak, an increasing number of countries imposed travel suspensions to and from China following the World Health Organization’s “public health emergency of international concern” (PHEIC) announcement on January 30, 2020. Since this outbreak, domestic business activities in China have been disrupted by a series of emergency quarantine measures taken by the government.

Emergency quarantine measures and travel restrictions caused business disruptions in many sectors across China, which seriously slowed down our business operation for the first quarter of 2020. Our sales have been and will continue to be adversely affected as a result of these measures. The Company rolled out active precautionary measures and has gradually resumed work since early March to reduce the impact on the Company’s production and operation.

The extent to which COVID-19 negatively impacts our business is highly uncertain and cannot be accurately predicted. We believe that the coronavirus outbreak and the measures taken to control it may have a significant negative impact on economic activities in China. Our revenues are generated in China. The magnitude of this negative effect on the continuity of our business operation in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. We expect our full year 2020 results of operations to be adversely affected.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of December 31, 2019, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2019. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

On February 15, 2019, Beijing iQIYI Technology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $562,000 (RMB 3,920,000).

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. According to legal counsel, it is probable that the settlement will amount to approximately $93,000 (RMB650,000).

Seasonality and fluctuations in our customers’ spending cycles and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. Our new lines of business acquired upon the consummation of the asset exchange transaction discussed below see higher customer use and activity during the Chinese New Year holiday than other times during the year, which lead to higher revenue during this period as more customers would like to place more advertising. Historically, the products of our subsidiary Superengine Graphics Software Technology Development (Suzhou) Co., Ltd (“Superengine”) have a pattern of decreased sales in the first fiscal quarter as a result of industry buying patterns. Due to these and other factors, our operating results may fluctuate from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Our corporate actions are substantially controlled by Mr. Xuesong Song, our Chairman and Chief Executive Officer, who can cause us to take actions in ways you may not agree with.

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 18.25% of our outstanding ordinary shares and 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 71.89% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues.  If we were to continue being dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers.  In the years ended December 31, 2019, 2018 and 2017, our five largest customers accounted for 69.3%, 94.4% and 99.8% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high.  As of December 31, 2019, 2018 and 2017, our outstanding accounts receivable before impairment were $23.8 million $25.0 million and $10.4 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The largest outstanding accounts receivable balance accounted for 31.8%, 24.4% and 48.5% of our total accounts receivable balance as of December 31, 2019, 2018 and 2017, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, are qualified as a “high-technology enterprise” until the end of the November 2021 and October 2021, respectively, and therefore they have benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if Beijing Zhong Chuan Shi Xun and Suzhou Superengine cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New EIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. However, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. Therefore, if we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders from the transfer of our shares may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

On February 15, 2019, Beijing iQIYI Technology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $562,000 (RMB 3,920,000).

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. According to legal counsel, it is probable that the settlement will amount to approximately $93,000 (RMB650,000).

If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ordinary shares on the NASDAQ Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

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

However, if the CSRC required that we obtain its approval prior to the completion of our initial public offering and the listing of our ordinary shares on the NASDAQ Capital Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

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

Risks Associated with our Ordinary Shares

The market price of our Ordinary Shares has historically been highly volatile, and you may not be able to resell our ordinary shares at or above your initial purchase price.

There is a limited public market for our ordinary shares. We cannot assure you that there will be an active trading market for our ordinary shares. You may not be able to sell your ordinary shares quickly or at the market price if trading in our ordinary shares is not active.

The trading price of our ordinary shares may be volatile. The price of our ordinary shares could be subject to wide fluctuations in response to a variety of factors, including the following:

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

As a result of all of the above, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the Company, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of the Company conducted in accordance with the general law and the memorandum of association and articles of association.

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

We may be a passive foreign investment company, or PFIC, which could lead to additional taxes for U.S. holders of our ordinary shares.

We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income, or investment income in general, or at least 50% of its assets produce or are held to produce passive income, for the current taxable year, and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether each item of gross income that we earn is passive income, we cannot assure you that we will not become a PFIC for the current taxable year or any future taxable year. If we are or become a PFIC, a U.S. holder’s ordinary shares could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If the trading price of our ordinary shares fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On April 13, 2020, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ordinary shares fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180 calendar day grace period, or until October 12, 2020, to regain compliance with the minimum bid price requirement. The continued listing standard will be met if the Company evidences a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the 180 calendar day grace period. In order for Nasdaq to consider granting the Company additional time beyond October 12, 2020, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares as well as all other standards for initial listing on Nasdaq, with the exception of the minimum bid price requirement. In the event the Company does not regain compliance with the $1.00 bid price requirement by October 12, 2020, eligibility for Nasdaq’s consideration of a second 180 day grace period would be determined on the Company’s compliance with the above referenced criteria on October 12, 2020. There can be no assurance that the Company will be able to regain compliance or that Nasdaq will grant the Company a further extension of time to regain compliance, if necessary. We cannot be sure that the price of our ordinary shares will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya from Saleya’s shareholders for an aggregate purchase price of RMB 836 million (approximately equivalent to $120 million), which includes approximately RMB 709 million (approximately equivalent to $101 million) in cash and the remaining RMB 127 million (approximately equivalent to $18 million) will be paid by issuance of the Company’s common stock at the conversion rate of $7 per share. In connection with its acquisition of Saleya, as of December 31, 2019 and on January 21, 2020, the Company made a partial cash payment of $14,334,451 and $18,539,343, respectively, and on February 5, 2020 it issued 2,708,498 common shares to certain shareholders of Saleya in accordance with Share Purchase Agreement. On February 24, 2020, the Company reached an agreement with two of the Saleya’s shareholders to issue 1,500,310 of Series B preferred shares instead of a cash payment of $6,182,000 (RMB43,128,000) as a change of consideration for the acquisition of Saleya,

On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology Group Co., Ltd. (“Geely Technology”) to issue 21,794,872 series A preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement and in accordance with ASC Topic 480-10, the Company recognized $32,910,257 as loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely Technology may request the repayment after November of 2020, under such circumstance, the Company shall pay it back in January of 2021.

On November 13, 2019, the Company entered into a Securities Purchase Agreement with Acuitas Capital, LLC. and a Warrant to purchase the Company’s ordinary shares pursuant to which the Purchaser subscribed to purchase up to $100,000,000 of units with up to a $10,000,000 subscription at each closing, with each Unit consisting of one ordinary share and one warrant, where each whole warrant entitles the holder to purchase one ordinary share. The Securities Purchase Agreement contemplates periodic closings of $10,000,000. The first closing has not yet occurred.

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000. Pursuant to the preferred stock subscription agreement the first closing will not occur until July 2020 and such closing will be for $13,500,000. Subsequent closings will occur on August 31 and September 30, 2020 for $13,500,000 and $18,000,000, respectively.

Corporate Information

Our principal executive offices are located at B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 100020.  Our website is www.luokung.com. We routinely post important information on our website. The information contained on our website is not a part of this annual report.

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

The recommended services focus on providing targeted push services to users while travelling in unfamiliar cities. Local information and guidance service are precisely pushed according to individual user’s interest and taste, including restaurants, entertainment, living styles, local snacks, local products, scenic spots, cultural history and stories. The guidance service is User Generated Content which is shared and distributed by individual users including travelers, local residents and local businesses.

In June 2018, China Railway Gecent Technology Co., Ltd. (or “Gecent”) (established jointly by China Railway Investment Co., Ltd., Geely Holding Group and Tencent Holdings Ltd.) obtained the exclusive right to build and operate on-train Wi-Fi for all the High-speed trains in China. It provides a full-travelling service including on-train Wi-Fi, entertainments, news, online meals order, online specialty retailer and connecting travel. As the pathfinder in on-train Wi-Fi market in China, we have accumulated great experiences and resources in construction and operation on train Wi-Fi on express trains in China, which enable us to cooperate with Gecent to provide location-based services through the provision of our map SDKs (“Software Development Kit”) and APIs (“Application-programming Interface”), including services at train stations covering navigation and OTO services, and to provide movie content SDK, movie copyrights and operating services to the users of Gecent’s mobile application. Through the cooperation with Gecent, we are able to expand our services to more valuable high-speed train passengers, while the high-speed train Wi-Fi in China will cover about 3 billion passenger trips till the year of 2020.

In the first half of 2019, we gradually terminated the Wi-Fi provision for express trains because the increase in numbers of High-speed trains led to the shrinkage of the passenger trips on express trains. At the beginning of 2019, we established a Luokung Location-based services Data Marketing Platform (“LLDMP”), Luokung Location-based services (“LBS”) Data Marketing Platform, that combines our LBS strength with existing advertising tools. Our LBS capability including indoor floor maps, location information, and point of interest for more than twenty thousand commercial buildings covers high speed train stations, shopping malls, airports and so on.

Through the acquisition of Superengine, we obtained patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can support the full vector maps without tile, which can be effectively applied to high-definition (HD) maps, location-based services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. We possess fifteen patents and nine patent application rights in U.S., Europe, Japan and China. We believe our graphics processing system is a thousand times more efficient than competing technologies in querying, retrieving, transmitting and rendering graphical information, and allowing Terabyte (TB) sized data to be released in seconds, which enable our customers to obtain real-time operational intelligence by harnessing the value of their database.

Key Technologies

We believe our investments in our products and key technologies provide significant competitive differentiation and our technologies are disruptive innovations in computer graphics systems, spatial-temporal data analysis and processing. Our proprietary algorithms can eliminate certain time-consuming steps in data preprocessing, and maintain same level of high system performance with the amount of data increasing by orders of magnitude. It enables a new wave of technological upgrades in related industries to do more with less time and less power consumption.

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

Luokung SDKs and APIs. Our location based products, Luokung SDKs and APIs, provide spatial-temporal big data analysis and customized map to software and mobile application developers, and allow location-based contents and information to be integrated and presented on the map, which enables software and mobile application developers to create more diversified business models and service functions. Our proprietary full vector map presents refreshingly new and customizable location-based services to our business partners.

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

Information SuperEngine. Our information SuperEngine includes the server engine and web graphics image engine. The server engine enables our clients to improve their ability and functions to store, manage and index the spatial temporal big data on the server side, and by establishing spatial temporal index on the server, our clients can rapidly and more efficiently obtain their requested data. Web graphics image engine, supports the rapid transmission of graphics image, and rapid display and edge computing ability for multi-terminal and cross-platform.

Spatial temporal cloud platform. Spatial temporal cloud platform supports deployment on public and private clouds to provide services for both industry users and public users. It provides comprehensive online cloud services including data storage, data resource and platform support, and it supports users to aggregate multi-source spatial data, map services, and Internet of things streaming data. By leveraging variety of industry templates, simple and easy-to-use tools for data editing, analysis and searching, users will be able to generate application systems for specific application scenarios. Various application operations can be performed through the mobile devices and Web browsers.

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

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We possess a complete set of technology system including network, client-end and service and operation platform. We have patent protections for Wi-Fi equipment on trains and for spatial-temporal big data processing technology. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Issuance
1.	Wireless communication multimedia chip business consumer information acquisition terminal device	Invention	ZL 2010 2 0528767.9	Sep 21, 2011
2.	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
3.	A global positioning system terminal device	Invention	ZL 2010 2 0253452.8	Nov 7, 2011
4.	A wireless multimedia server	Invention	ZL 2013 2 0220183.9	Nov 13, 2013
5.	Ordering system of passengers on train	Invention	ZL 2015 2 0095381.6	Aug 5, 2015
6.	A wireless multimedia server	Invention	ZL 2015 2 0201382.4	Oct 28, 2015
7.	An antenna structure	Invention	ZL 2016 2 0424352.4	Mar 1, 2017
8.	Spatial data progressive transmission method and device	Invention	201010617383.9	Jun 15, 2016
9.	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	201010617385.8	Mar 26, 2014
10.	Spatial data processing method and device	Invention	201010617399.X	Jun 26, 2013
11.	Method and device of spatial data simplification	Invention	201010617400.9	Mar 13, 2013
12.	Method and device for judging the occlusion type of space entity	Invention	201010617403.2	Sep 25, 2013
13.	A method and device for distributed mapping of 3d model data	Invention	201110274924.7	Mar 26, 2014
14.	Data simplification of 3d model, gradual transmission method and device	Invention	201110275336.5	Mar 25, 2015
15.	Spatial data transmission method and device	Invention	201110306393.5	Dec 13, 2014
16.	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	201210104250.0	Jun 10, 2015
17.	Spatial data progressive transmission method and device	Invention	201310367021.2	Jun 23, 2017
18.	Simplification method and device of spatial data	Invention	201310367128.7	Sep 22, 2017
19.	The method and device to accelerate transmission and display of graphic data across platforms	Invention	201210116149.7	Aug 10, 2016
20.	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	201310136682.4	Nov 10, 2017

We also have two patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Issuance
1.	Spatial data processing method and device	Japan	2012-547439	Jun 20, 2014
2.	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A.	14/394,610	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
1.	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2.	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
3.	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
4.	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
5.	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
6.	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
7.	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8.	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
9.	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
10.	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11.	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
12.	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
13.	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14.	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 5, 2014	50 years
15.	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years
16.	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
17.	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
18.	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
19.	Integrated information engine platform software V1.0	Independent research and development	2014SR040347	Nov 30, 2001	50 years
20.	Super information engine development platform software V5.0	Independent research and development	2014SR036792	Mar 5, 2003	50 years
21.	Core map super network information engine platform software V1.0	Independent research and development	2014SR036772	Sep 15, 2007	50 years
22.	Integrated management of the grid gis software V1.0	Independent research and development	2014SR036808	Jun 20, 2008	50 years
23.	Core map rural power grid equipment GPS patrol system software V1.0	Independent research and development	2014SR036810	Dec 10, 2008	50 years
24.	Diagram grid patrol PDA system software V1.0	Independent research and development	2014SR036778	Dec 12, 2008	50 years
25.	Core map geographic information engine desktop platform software V1.0	Independent research and development	2014SR036614	Jan 15, 2009	50 years
26.	Integrated management of the grid geographic information Web system software V1.0	Independent research and development	2014SR036799	Mar 10, 2009	50 years
27.	Core map railway power supply equipment GPS patrol system software V1.0	Independent research and development	2014SR036783	Mar 25, 2010	50 years
28.	Core map network 3 d map server software V1.0	Independent research and development	2014SR036788	Feb 20, 2011	50 years
29.	Core map network 3d map client softwareV1.0	Independent research and development	2014SR036637	Feb 22, 2011	50 years
30.	Core map 3d map network publishing platform software V1.0	Independent research and development	2014SR036633	Mar 10, 2011	50 years
31.	Core map 3d map network release plug-in system software V1.0	Independent research and development	2014SR036622	Mar 15, 2011	50 years
32.	Core map network 3d map smartphone platform software V1.0	Independent research and development	2014SR036638	Apr 28, 2011	50 years
33.	Core map network GIS Shared mobile platform software V1.0	Independent research and development	2014SR036634	Oct 31, 2011	50 years
34.	Core map network GIS sharing platform software V1.0	Independent research and development	2014SR036639	Dec 16, 2011	50 years

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No	Trademark	Classification Number	Valid Period	Registration Number
1	Y-图形	38	2010.04.21-2020.04.20	6746069
2	Y-图形	41	2010.09.07-2020.09.06	6746067
3	YRADIO-文字	35	2010.07.21-2020.07.20	6733437
4	YRADIO-文字	38	2010.04.21.2020.04.20	6733438
5	YRADIO-文字	41	2010.09.07-2020.09.06	6733439
6	LookLook-图形	38	2009.04.07-2019.04.06	4666051
7	LookLook-图形	42	2008.12.21-2028.12.20	4666050
8	YTV-文字	35	2010.07.21-2020.07.20	6733579
9	YTV-文字	38	2010.05.28-2020.05.27	6733578
10	YTV-文字	41	2010.09.07-2020.09.06	6733581
11	YTV-文字	42	2010.09.07-2020.09.06	6733580
12	YOUTV-文字	35	2010.07.21-2020.07.20	6733440
13	YOUTV-文字	38	2010.05.28-2020.05.27	6733441
14	xfeng-文字	35	2012.03.28-2022.03.27	9229145

No	Trademark	Classification Number	Valid Period	Registration Number
15	xfeng-文字	38	2012.03.28-2022.03.27	9229160
16	xfeng-文字	41	2012.03.28-2022.03.27	9229190
17	xfeng-文字	42	2012.03.28-2022.03.27	9229221
18	中传视讯-文字+图形	42	2008.12.21-2028.12.20	4666047
19	中传视讯-文字	42	2008.12.21-2028.12.20	4666048
20	中传视讯-文字	38	2008.12.21-2028.12.20	4666049
21	新蜂-文字	38	2011.08.21-2021.08.20	8538907
22	新蜂-文字	42	2012.01.28-2022.01.27	8539078
23	新蜂.潮-文字	38	2011.08.21-2021.08.20	8539104
24	新蜂.潮-文字	42	2012.01.28-2022.01.27	8539141
25	新影力	41	2014.08.28-2024.08.27	12288643
26	小人-图形	35	2014.08.28-2024.08.27	12287985
27	小人-图形	38	2014.08.28-2024.08.27	12288580
28	小人-图形	41	2014.08.28-2024.08.27	12288629
29	小人-图形	42	2014.08.28-2024.08.27	12288435
30	中传-文字	38	2014.08.28-2024.08.27	12288267
31	中传-图形	38	2014.08.28-2024.08.27	12288289
32	中童-文字	41	2014.08.07-2024.08.06	12214085
33	中童在线-文字	41	2014.08.07-2024.08.06	12214092
34	翠鸟-文字	38	2014.08.07-2014.08.06	12214058
35	翠鸟-文字	42	2014.08.07-2014.08.06	12214125
36	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
37	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
38	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
39	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
40	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
41	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
42	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
43	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
44	LookLook-图形	38	2015.11.14-2025.11.13	11533428
45	LookLook-图形	42	2014.06.21-2024.06.20	11533720
46	LookLook-文字	38	2014.07.14-2024.07.13	11534067
47	LookLook-文字	42	2014.04.14-2024.04.13	11534227
48	箩筐-图形	41	2016.06.14-2026.06.13	16580228
49	箩筐-图形	42	2016.06.14-2026.06.13	16580227
50	箩筐-文字	42	2016.09.28-2026.09.27	16580249
51	箩筐-文字	41	2016.06.14-2026.06.13	16580250
52	箩筐-文字	35	2016.09.21-2026.09.20	16580252
53	箩筐-文字	9	2016.06.14-2026.06.13	16580253

No	Trademark	Classification Number	Valid Period	Registration Number
54	箩筐-图形	38	2016.06.14-2026.06.13	16580229
55	箩筐-图形	35	2016.06.14-2026.06.13	16580230
56	箩筐-图形	9	2016.06.14-2026.06.13	16580231
57	微时光-文字	42	2016.09.28-2026.09.27	16580247
58	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
59	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
60	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
61	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
62	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
63	录游器-文字	9	2016.06.14-2026.06.13	16782135
64	录游器-文字	35	2016.06.14-2026.06.13	16782136
65	录游器-文字	38	2016.06.14-2026.06.13	16782137
66	录游器-文字	41	2016.06.14-2026.06.13	16782138
67	录游器-文字	42	2016.06.14-2026.06.13	16782139
68	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
69	畅联TV-文字	38	2016.01.21-2026.01.20	15792468
70	SuperEngine	9	2016.01.21-2026.01.20	8125722
71	SuperEngine	42	2016.01.21-2026.01.20	8125728
72	超擎	9/42	2016.01.21-2026.01.20	16473205
73	SUPERENGINE	9/42	2016.01.21-2026.01.20	16473185
74	WhooCine-文字	9	2019.09.14-2029.09.13	36049237
75	WhooCine-文字	35	2019.09.07-2029.09.06	36071274
76	WhooCine-文字	38	2019.09.14-2029.09.13	36059065
77	WhooCine-文字	41	2019.09.14-2029.09.13	36046824
78	WhooCine-文字	42	2019.09.07-2029.09.06	36059525
79	速映-文字	9	2019.09.14-2029.09.13	36070079
80	速映-文字	35	2019.09.14-2029.09.13	36064784
81	速映-文字	38	2019.09.14-2029.09.13	36062805
82	速映-文字	41	2019.09.14-2029.09.13	36054899
83	速映-文字	42	2019.09.14-2029.09.13	36047495

*	See below for an explanation of each classification number used in the table above.

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

Classification No. 38: include services that enable at least sensory communication between two people. Such services allow one person to talk to another, send messages from one person to another, and make verbal or visual contact between one person and the other. This classification especially includes the service for broadcasting radio or television programs, except for radio advertising services and telemarketing services.

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

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains for $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Zhong Chuan Rui You and Gansu Jinlun agreed on the settlement amount of approximately $502,000 (RMB3,500,000).

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYI Technology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through an information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $562,000 (RMB 3,920,000).

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. According to legal counsel, it is probable that the settlement will amount to approximately $93,000 (RMB650,000).

C.   ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2019.

VIE Arrangements with Beijing Zhong Chuan Shi Xun Technology Limited’s Subsidiaries and Their Respective Shareholders

To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, our subsidiaries operate in such restricted service areas in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of LK Technology Ltd. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of LK Technology Ltd. LK Technology Ltd., through its subsidiary Shenzhen Luokuang Technology Limited previously known as Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited (the “WFOE”), has entered into an exclusive business cooperation agreement with Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun” or the “VIE”) the PRC domestic company, which entitle the WFOE to receive a majority of the profit of Zhong Chuan Shi Xun. In addition, Shenzhen Luokuang Technology Limited has entered into certain agreements with those management members or founders, including an equity interest pledge agreement of the equity interests held by those management members or founders and an exclusive option agreement to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations. Details of the typical VIE structure of our significant consolidated VIEs, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun and its subsidiaries of Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”) and Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”), are set forth below:

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

D.  PROPERTY AND EQUIPMENT

We lease offices as headquarter located at B9-5, B9-6 and B9-8, SOHO 3Q, No 9, Guanghua Road, Chaoyang District, Beijing, which covers a floor space of 1013 square meters. These leases expire on August 15, 2021 and are renewable upon negotiation.

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

Results of operations for the fiscal year ended December 31, 2019 compared to the fiscal year ended December 31, 2018.

Revenue

Display-based online advertising services. The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position on Luokuang mobile application on a cost-per-click basis; the customers pay us only when a user clicks on an advertisement on the Luokuang mobile application. We also derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer; the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services The Company generates revenues primarily in the form of sale of a software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payments are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

	Fiscal Year Ended December 31,		2019 to 2018
	2019	2018	% Change
	(dollars in thousands)
Revenues
Advertising	$17,806	$20,703	(14.0)%
License	-	203	(100.0)%
Technology Services	973	136	615.4%

Total revenues	$18,779	$21,042	(10.8)%

Advertising	94.8%	98.3%
License	-	1.0%
Technology Services	5.2%	0.7%

Total	100.0%	100.0%

For the year ended December 31, 2019, we had revenue of $18,779,172, as compared to revenue of $21,042,363 for the year ended December 31, 2018, a decrease of $2,263,191, or 10.8%, which was primarily due to the termination of the Wi-Fi provision for express trains as the increase in numbers of High-speed trains led to the shrinkage of the passenger trips on express trains. From the beginning of 2019, we started generating our revenue through the Luokung Location-based services Data Marketing Platform (“LLDMP”).

Cost of revenue

Our cost of revenue primarily consists of traffic acquisition costs, depreciation, Wi-Fi equipment installation fees, amortization, spare parts, annual payments to local railway bureaus and other costs.

	Year Ended December 31,
	2019			2018
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Traffic acquisition costs	$13,616	90.9%	72.5%	$-	-	-
Wi-Fi equipment installation fees	608	4.1%	3.2%	1,884	27.2%	9.0%
Depreciation	240	1.6%	1.3%	2,807	40.4%	13.3%
Spare parts	32	0.2%	0.2%	1,006	14.5%	4.8%
Amortization	-	-	-	414	6.0%	2.0%
Resource cost	-	-	-	557	8.0%	2.6%
Others	480	3.2%	2.5%	270	3.9%	1.3%
Total cost of revenue	$14,976	100.0%	79.7%	$6,938	100.0%	33.0%

Cost of revenue for the year ended December 31, 2019 was $14,976,016, representing an increase of $8,037,953 or 115.9% as compared to $6,938,063 for the year ended December 31, 2018. The increase was primarily attributable to the increase of traffic acquisition costs which we acquired to support the LLDMP. Our traffic acquisition costs may vary due to a number of factors, including the scale, targeted audience and the geographic location of traffic. For the year 2018, the costs of revenues primarily consist of depreciation, labor cost, Wi-Fi equipment installation fees, data charges, annual payments to local railway bureaus, and other overhead costs.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $3,764,792 for the year ended December 31, 2019, as compared to $14,695,165 for the year ended December 31, 2018, a decrease of $10,930,373 or 74.4%. The decrease was primarily attributable to a decrease in promotional and marketing activities of approximately $12,263,000, which was due to the decrease in promotional and marketing activities conducted by the Company to promote the Luokuang APP as a result of the termination of the Wi-Fi provision on express trains, offset by an increase in the salaries and benefits for the sales and marketing personnel of approximately $1,241,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $22,844,383 for the year ended December 31, 2019, as compared to $6,750,417 for the year ended December 31, 2018, an increase of $16,093,966 or 238.4%. The increase was primarily attributable to an increase in consulting fees of approximately $5,944,000, which is mainly related to the completion of the AEA transaction and an increase of impairment loss of approximately $8,696,000 including an increase in allowance for doubtful receivables of approximately $10,223,000, offset by a decrease in bad debts written off of approximately $869,000, a decrease in impairment loss over the intangible assets of approximately $724,000 and a decrease in impairment loss over the property, plant and equipment of approximately $108,000.

Research and development expenses.

Research and development expenses primarily consist of amortization of the intangible assets, and salaries and benefits for research and development personnel.

Research and development expenses totaled $8,710,746 for the year ended December 31, 2019, as compared to $3,478,570 for the year ended December 31, 2018, an increase of $5,232,176 or 150.4%. The increase was primarily attributable to an increase in the amortization of the intangible assets of approximately $3,648,000, which was recognized as a result of the acquisition of Super Engine Holdings Limited in accordance to Purchase Price Allocation and an increase in salaries and benefits for the sales and research and development personnel of approximately $1,180,000.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2019, loss from operations amounted to $31,516,765, as compared to loss from operations of $10,819,852 for the year ended December 31, 2018, an increase of $20,696,913, or 191.3%.

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2019, other expense, net, amounted to $505,438 as compared to other expense, net, of $1,033,675 for the year ended December 31, 2018, a decrease of $528,237, or 51.1%, which was primarily attributable to a decrease in foreign currency transaction loss of approximately $506,000 and an increase in other income of approximately $44,000, offset by an increase in interest expenses of approximately $22,000.

Income tax

We had income tax benefit of $70,992 for the year ended 2019 and income tax expense of $74,009 for the year ended 2018, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

Net loss

As a result of the factors described above, our net loss was $31,951,211 for the year ended December 31, 2019, compared to net loss of $11,927,536 for the year ended December 31, 2018, an increase of $20,023,675 or 167.9%.

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $31,513,178, or $0.16 per ordinary share (basic and diluted), for the year ended December 31, 2019, compared to net loss attributable to owners of the Company of $11,927,536, or $0.16 per ordinary share (basic and diluted), for the year ended December 31, 2018, a change of $19,585,642 or 164.2%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $541,489 for the year ended December 31, 2019, as compared to a foreign currency translation gain of $447,246 for the year ended December 31, 2018. This non-cash gain had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2019 of $31,409,722, compared to comprehensive loss of $11,480,290 for the year ended December 31, 2018.

Comparison of results of operations for the year ended December 31, 2018 and 2017

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

Software and services The Company generates revenues primarily in the form of a sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payments are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

	Fiscal Year Ended December 31,		2018 to 2017
	2018	2017	% Change
	(dollars in thousands)
Revenues
Advertising	$20,703	$26,082	(20.6)%
License	203	-	100.0%
Technology Services	136	-	100.0%

Total revenues	$21,042	$26,082	(19.3)%

Advertising	98.3%	100.0%
LicenseSee	1.0%	-
Technology Services	0.7%	-

Total	100.0%	100.0%

For the year ended December 31, 2018, we had revenue of $21,042,363, as compared to revenue of $26,082,417 for the year ended December 31, 2017, a decrease of $5,040,054, or 19.3%, which was primarily due to most of our on-train Wi-Fi equipment being dissembled in the fourth quarter of 2018 for upgrade projects, and we were not able to provide the on-train advertising through the Luokuang mobile application.

Cost of revenue

Our cost of revenue primarily consists of depreciation, Wi-Fi equipment installation fees, amortization, spare parts, annual payments to local railway bureaus and other costs.

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

Selling expense totaled $14,695,165 for the year ended December 31, 2018, as compared to $23,908,733 for the year ended December 31, 2017, a decrease of $9,213,568 or 38.5%. The decrease was primarily attributable to a decrease in promotional and marketing activities of approximately $9,100,000, which was due to the popularity of Luokuang APP remaining quite stable, and we decided to reduce the promotional and marketing activities at this stage.

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

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

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

Income tax

We had income tax expense of $74,009 and $0 for the years ended 2018 and 2017, respectively.

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

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Display-based online advertising services

The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position on Luokuang mobile application on a cost-per-click basis; the customers pay us only when a user clicks on an advertisement on the Luokuang mobile application. We also derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer; the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of a sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of a software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payments are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Impairment of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2019 and 2018, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $nil and $724,437 for the years ended 2019 and 2018, respectively, as the Company was not going to use a software system that was purchased in 2014 and written off in 2018. For property plant and equipment, the impairment loss was $95,471 and $1,228,362 for the years ended 2019 and 2018, respectively.

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

In 2019, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed step one of the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the fair values of the reporting units exceeded their carrying values. Therefore, step two is not required and no impairment loss on goodwill is required for the year ended December 31, 2019.

In 2018, the Company performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, the Company evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2018.

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

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years to these items. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The impact of an uncertain income tax positions on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2019, 2018 and 2017, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2019, the FASB issued ASU 2019-10. Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, finalizes effective date delays for private companies, not-for-profit organizations, and certain smaller reporting companies applying the credit losses, leases, and hedging standards. The effective date for SEC filers, excluding smaller reporting companies as defined by the SEC, remains as fiscal years beginning after December 15, 2019. The Company does not expect a significant difference in the amount of impairment losses to be recognized when using the expected credit loss model in its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This standard eliminates the current requirement to disclose the amount or reason for transfers between level 1 and level 2 of the fair value hierarchy and the requirement to disclose the valuation methodology for level 3 fair value measurements. The standard includes additional disclosure requirements for level 3 fair value measurements, including the requirement to disclose the changes in unrealized gains and losses in other comprehensive income during the period and permits the disclosure of other relevant quantitative information for certain unobservable inputs. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software – Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement.” This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement service contract with the guidance to capitalize implementation costs of internal use software. The ASU also requires that the costs for implementation activities during the application development phase be capitalized in a hosting arrangement service contract, and costs during the preliminary and post implementation phase are expensed. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of adoption of this standard, but does not anticipate that the adoption will have a material effect on its consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically have relied on cash flow provided by operations and financing to supplement our working capital. At December 31, 2019 and 2018, we had cash balances of approximately $3,695,687 and $1,192,218, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2018 to December 31, 2019:

			December 31, 2018 to December 31, 2019
	December 31, 2019	December 31, 2018	Change	Percentage Change
Working capital deficit:
Total current assets	$40,972,561	$31,538,510	$9,434,051	29.9%
Total current liabilities	30,687,759	33,733,887	(3,046,128)	(9.0)%
Working capital surplus (deficit):	$10,284,802	$(2,195,377)	$12,480,179	(568.5)%

Our working capital increased by $12,480,179 to a working capital of $10,284,802 at December 31, 2019 from working capital deficit of $2,195,377 at December 31, 2018. This increase in working capital is primarily attributable to an increase in other receivables of approximately $24,322,000, which was mainly due to receivable from Geely Technology for the subscription of preferred shares, a decrease in amounts due to related party of approximately $3,201,000, a decrease in accrued liabilities and other payables of approximately $4,542,000 and a decrease in tax payable of approximately $71,000, offset by a decrease in accounts receivable of approximately $12,657,000, a decrease in amounts due from related party of approximately $4,735,000, an increase in accounts payable of approximately $3,556,000, an increase in deferred revenue of approximately $781,000 and an increase on lease liabilities of approximately $432,000.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements. On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018

The following summarizes the key components of our cash flows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Net cash used in operating activities	$(18,263,544)	$(6,924,876)
Net cash (used in) provided by investing activities	(14,626,876)	1,184,468
Net cash provided by financing activities	35,440,253	6,874,994
Effect of foreign exchange rate changes	(46,364)	(14,747)
Net increase in cash	$2,503,469	$1,119,839

Net cash flow used in operating activities was $18,263,544 for the year ended December 31, 2019 as compared to net cash flow used in operating activities of $6,924,876 for the year ended December 31, 2018, an increase of $11,338,668.

Net cash flow used in operating activities for the year ended December 31, 2019 primarily reflected our net loss of approximately $31,951,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $5,852,000, allowance for doubtful receivables of approximately $12,318,000, impairment of PPE of approximately $95,000, exchange difference of approximately $506,000, loss on disposal of property and equipment of approximately $46,000, write off of other payable of approximately $79,000, amortization of right-of-use assets of approximately $625,000 and changes in operating assets and liabilities primarily consisting of an increase in other receivables and prepayment of approximately $4,699,000, a decrease in accrued liabilities and other payables of approximately $24,057,000, a decrease in lease liability of approximately $567,000, offset by a decrease in accounts receivable of approximately $420,000, an increase in deferred revenue of approximately $811,000 and an increase in accounts payable of approximately $22,486,000.

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

Net cash flow used in investing activities was $14,626,876 for the year ended December 31, 2019 as compared to net cash flow provided by investing activities of $1,184,468 for the year ended December 31, 2018. During the year ended December 31, 2019, we made partial payment for the acquisition of Saleya Holdings Limited (“Saleya”) as disclosed in the Form 6K filed on September 13, 2019 of approximately $14,496,000, and payment for the purchase of property, plant and equipment of approximately $131,000. During the year ended December 31, 2018, we made payments for the purchase of property, plant and equipment of approximately $33,000, offset by proceeds received from return of deposits of approximately $604,000 and cash received from acquisition subsidiaries of approximately $613,000.

Net cash flow provided by financing activities was $35,440,253 for the year ended December 31, 2019 as compared to net cash flow provided by financing activities of $6,874,994 for the year ended December 31, 2018. During the year ended December 31, 2019, we received advances from related parties of approximately $1,629,000, received proceeds from the sale of shares of approximately $12,068,000 and loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,744,000. During the year ended December 31, 2018, we received advances from related parties of approximately $6,875,000.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities are contained in “Item 4.  Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses”. In the years ended December 31, 2019, 2018 and 2017, we spent $8,710,746, $3,478,570 and $1,046,198, respectively, on research and development activities.

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

The following tables summarize our contractual obligations as of December 31, 2019 (dollars in thousands), and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Accounts payable	$4,314	$4,314	$-	$-	$-
Accrued liabilities and other payables	53,318	20,379	32,939	-	-
Acquisition of Saleya	87,378	18,539	68,839
Investment in Botbrain AI Limited	6,924	-	6,924
Lease liability	728	432	296	-	-
Total	$152,662	$43,664	$108,998	$-	$-

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	51	Chief Executive Officer, Chairman and Director
Dongpu Zhang	51	President
Baomin Li	50	Chief Technical Officer
Jie Yu	35	Chief Financial Officer
Kegang Peng	47	Vice President and Director
Dennis Galgano (1)(2)	71	Director (Independent)
David Wei Tang (1)(2)	54	Director (Independent)
Jin Meng Bryan Yap (1)(3)	56	Director (Independent)
Zhihao Xu (3)	43	Director (Independent)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

Mr. David Wei Tang was appointed as a director of the Company on December 14, 2019, prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang also serves as Chair of Audit Committee of HXD. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

Mr. Jin Meng Bryan Yap was appointed as a director of the Company on December 14, 2019, Mr. Yap has extensive experience in investment banking, financial and business consulting, financial structuring, capital raising, portfolio optimization and balance sheet restructuring. He is currently the CEO and Managing Director of Daun Consulting Singapore Pte Ltd, a single family office focusing on consulting and selective investments. He is also currently serving as the Honorary Treasurer of the ACI (Financial Markets Association) – Singapore since 2001.

Zhihao Xu was appointed as a director of the Company following the consummation of the asset exchange transactions. Mr. Xu has served as the Chief Executive Officer of Geely Technology, in Hangzhou, China, since December 2017, and previously served as the Chairman and Chief Executive Officer of Beijing Dingchengrenhe Investment Co., Ltd., a funds management company, from January 2017 to December 2017. Mr. Xu served as the Chairman of president of HNA USOLV CO., LTD., and the chief innovation officer of HNA Logistics Group from January 2014 to December 2016, and prior to that as the Chairman of Gopay Innovation Technology Co. Ltd., an online payment system operator supporting online money transfers, from April 2012 to January 2014. Mr. Xu graduated from the Business School of Renmin University of China and from the Wudaokou Finance College of Tsinghua University with a fund qualification certificate and securities qualification certificate.

B.  COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately $517,871 in cash compensation to our executive officers and independent directors for serving on our board of directors.

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

C.  BOARD PRACTICES.

Board of Directors

Our board of directors consists of seven members being Messrs. Xuesong Song, Kegang Peng, Dennis Galgano, David Wei Tang, Jin Meng Bryan Yap and Zhihao Xu. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are subject to a four-year term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our fourth amended and restated memorandum of association and articles of association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Director Independence

Our board of directors consists of seven members; Messrs. Dennis Galgano, David Wei Tang, Jin Meng Bryan Yap and Zhihao Xu have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Messrs. Dennis Galgano, David Wei Tang, and Jin Meng Bryan Yap. Mr. Galgano, having accounting and financial management expertise, serves as the Chairman of the audit committee and is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our board of directors has determined that each of these persons meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our Chief Executive Officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Dennis Galgano and David Wei Tang, with Mr. Tang serving as the Chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Jin Meng Bryan Yap and Zhihao Xu, with Mr. Yap serving as the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

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

On February 1, 2019, the Company entered into an Employment Agreement (the “Li Agreement”) with Mr. Baomin Li, to serve as the Chief Technology Officer of the Company for a four-year term, subject to renewal. Under the terms of the Li Agreement, Mr. Li will receive an annual salary of RMB2,000,000, and will be eligible for an annual cash bonus in the Board’s sole discretion.

D.  EMPLOYEES.

As of December 31, 2019 and 2018, we had a total of 182 and 111 full-time employees, including 90 and 51 in research and development, 19 and 17 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E.  SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2019, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2019. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2019 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 209,081,533 ordinary shares outstanding on December 31, 2019.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)	38,156,430	18.25%
Kegang Peng, Vice President and Director (2)	17,231,955	8.24%
Dennis Galgano, Director	75,796	* %
Zhihao Xu, Director (3)	6,962,832	3.33%
Dongpu Zhang, President (4)	2,321,792	1.11%
Directors and executive officers as a group (10 persons)	64,748,805	30.97%

(1)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 1,000,000 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(2)	Consists of 17,231,955 shares owned directly by Plenty Prestige Enterprises Limited, a British Virgin Islands company. Mr. Kegang Peng is the sole director of Plenty Prestige Enterprises Limited.

(3)	Consists of 6,962,832 shares directly owned by Geely Group Limited., Mr. Zhihao Xu is the Chief Executive Officer of Geely Technology.

(4)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

*	Represents less than 1% of shares outstanding

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

As of December 31, 2019 and 2018, we had amount due from a related party, Ya Tuo Ji International Consultancy (Beijing) Limited, in the amounts of $0.2 million and $0.2 million, respectively. As of December 31, 2018, we had amount due from C Media Limited of $4.7 million. These amounts due from related parties are short term in nature, non-interest bearing, unsecured and repayable on demand.

As of December 31, 2019 and 2018, we had amounts due to related parties, Mr. Song, C Media and Vision Capital Profits Limited, in the amounts of $Nil and $1.01 million; $0.06 million and $Nil; $0.11 million and $1.75 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

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

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Zhong Chuan Rui You and Gansu Jinlun agreed on the settlement amount to approximately $502,000 (RMB3,500,000).

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYI Technology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through an information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $562,000 (RMB 3,920,000).

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. According to legal counsel, it is probable that the settlement will amount to approximately $93,000 (RMB650,000).

Dividend Policy

We currently intend to retain all of our available funds and future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Under the terms of our Amended and Restated Memorandum and Articles of Association the declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition and our ability to receive dividends from our subsidiaries. If we pay any dividends, we will pay our shareholders’ dividends with respect to their underlying shares to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ in the periods as indicated:

	ADRs*/Ordinary Shares
	High	Low
Quarterly Highs and Lows (for the two most recent full financial years and any subsequent period, based on calendar quarter end)

2019
Fourth Quarter	6.13	1.28
Third Quarter	10.26	5.43
Second Quarter	7.50	5.21
First Quarter	12.20	7.00

2018
Third Quarter	8.00	6.30
Second Quarter	8.82	4.25
First Quarter	6.40	3.70

2017
Fourth Quarter	5.59	2.91
Third Quarter	3.99	2.67
Second Quarter	4.06	3.07
First Quarter	5.15	2.83

Monthly Highs and Lows (for the most recent six months)
December 2019	1.57	1.32
November 2019	1.69	1.28
October 2019	6.13	1.49
September 2019	7.04	5.43
August 2019	10.26	6.11
July 2019	10.09	6.20

*	Prior to January 3, 2019, we traded ADS instead of Ordinary Shares.

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

Our memorandum of association and articles of association authorize the issuance of up to 522,794,872 shares, which are designated into (i) 500,000,000 ordinary shares of par value $0.01 each (“Ordinary Shares”), (ii) 1,000,000 preferred shares of par value $0.01 each (“Preferred Shares”), and (iii) 21,794,872 series A preferred shares of par value $0.01 each, in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of the Company.

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

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect under our memorandum association and articles of association, directors may act by written consents of all directors.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya from Saleya’s shareholders for an aggregate purchase price of RMB 836 million (approximately equivalent to $120 million), which includes approximately RMB 709 million (approximately equivalent to $101 million) in cash and the remaining RMB 127 million (approximately equivalent to $18 million) will be paid by issuance of the Company’s common stock (the “Shares”) at the conversion rate of $7 per share. In connection with its acquisition of Saleya, on January 21, 2020, as of December 31, 2019 and on January 21, 2020, the Company made a partial cash payment of $14,334,451 and $18,539,343, respectively, and on February 5, 2020 it issued 2,708,498 common shares to certain shareholders of Saleya in accordance with Share Purchase Agreement. On February 24, 2020, the Company reached an agreement with two of the Saleya’s shareholders to issue 1,500,310 of Series B preferred shares instead of a cash payment of $6,182,000 (RMB43,128,000) as a change of consideration for the acquisition of Saleya,

On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology to issue 21,794,872 series A preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement and in accordance with ASC Topic 480-10, the Company recognized $32,910,257 as loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely may request the repayment after November of 2020, under such circumstance, the Company shall pay it back in January of 2021.

On November 13, 2019, the Company entered into a Securities Purchase Agreement with Acuitas Capital, LLC. and a Warrant to purchase the Company’s ordinary shares pursuant to which the Purchaser subscribed to purchase up to $100,000,000 of units with up to a $10,000,000 subscription at each closing, with each Unit consisting of one ordinary share and one warrant, where each whole warrant entitles the holder to purchase one ordinary share. The first closing has not yet occurred.

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000. Pursuant to the preferred stock subscription agreement the first closing will not occur until July 2020 and such closing will be for $13,500,000. Subsequent closings will occur on August 31 and September 30, 2020 for $13,500,000 and $18,000,000, respectively.

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

Tax Consequences to U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any cash distributions we make with respect to a U.S. Holder in respect of such U.S. Holder’s shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Cash dividends will generally be subject to U.S. federal income tax as ordinary income on the day the U.S. Holder actually or constructively receives such income. With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) our shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law (as described above under “People’s Republic of China Taxation”), we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our shares.

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

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its shares and thereafter as capital gain. However, we do not plan on calculating our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should generally assume that any distributions paid by us will be treated as dividends for U.S. federal income tax purposes.

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

F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.  STATEMENT BY EXPERTS.

None.

H.  DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, 100020 or telephoning us at (86) 10-85866721.

I.  SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2019, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $541,489 and $447,246 gains as of the fiscal years ended December 31, 2019 and 2018, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2019 at RMB6.9762 to $1.00 as compared to RMB6.8632 to $1.00 at December 31, 2018. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal years ended December 31, 2019 and 2018 were RMB6.8985 and RMB6.6174 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2019 was 2.6% higher than that of the same period in 2018. China consumer price index in December 2018 was 0.1% higher than that of the same period in 2017.China consumer price index in December 2017 was 0.3% lower than that of the same period in 2016. China consumer price index in December 2016 was 0.5% higher than that of the same period in 2015. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company.

On November 13, 2019, the Company issued to Geely Technology 21,794,872 of series A preferred shares for $42,500,000.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2018 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Dennis Galgano qualifies as an audit committee financial expert. Our board of directors has determined that Messrs. Dennis Galgano, David Wei Tang, Jin Meng Bryan Yap and Zhihao Xu meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B.  CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have posted the code on our website at http://www.luokung.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following is a summary of the fees billed to the Company by its principal independent registered accounting firm for professional services rendered for the years ended December 31, 2019 and 2018 (in US dollars):

	Year Ended December 31,
	2019	2018
Audit Fees	$325,000	$325,000
Audit-Related Fees	160,000	-
TOTAL	$485,000	$325,000

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 20-F and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ADSs are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2019. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
Xuesong Song
Chief Executive Officer (principal executive officer)

June 29, 2020

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description

1.1	Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp., dated December 27, 2019, and as currently in effect.

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2*	Form of American Depositary Receipt.

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

3.1*	English translation of Shareholder’s Voting Proxy Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.1*	English translation of Exclusive Technology Service Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.2*	English translation of Exclusive Option Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.3*	English translation of Equity Pledge Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

4.4*	English translation of Loan Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.5*	English translation of Mortgage Agreement dated September 14, 2009 between Xi’an Kingtone Information Technology Co., Ltd. and Xian City Commercial Bank.

4.6*	English translation of Form of Employment Agreement entered into between the Company and the Company’s executive officers.

4.7*	2010 Omnibus Incentive Plan of the Company.

4.8**	English translation of Project Construction Contract dated August 10, 2010 between Xi’an Hu County Yuxing Agriculture Science & Technology Co., Ltd. and Xi’an Kingtone Information Technology Co., Ltd.

4.9***	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.10***	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.15****	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.16****	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.17****	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.18	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. [Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on October 4, 2018].

4.19	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 27, 2018].

Exhibit Number	Description

4.20****	Power of Attorney by Weili Chen, dated August 31, 2015.

4.21****	Power of Attorney by Ping Wang, dated August 31, 2015.

4.22****	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.23****	Power of Attorney by Xuesong Song, dated August 31, 2015.

4.24****	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

4.25****	Employment Agreement, dated August 19, 2018, by and between Luokung Technology Corp. and Jie Yu.†

4.26	Securities Purchase Agreement with Honbridge Holdings Limited. [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on January 17, 2019].

4.27	Share Purchase Agreement as to the acquisition of Saleya. [Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on September 13, 2019].

4.28	Supplemental Agreement as to the acquisition of Saleya. Incorporated by reference to the Company’s Current Report on Form 6-K filed on October 17, 2019.

4.29	English translation of Share Subscription Agreement with Geely Technology Group Co., Ltd.

4.30	English translation of Loan Agreement with Hangzhou Maijie Investment Co., Ltd.

4.31	Securities Purchase Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 3, 2019].

4.32	Warrant Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on December 3, 2019].

4.33	2018 Omnibus Incentive Plan of the Company. Incorporated by reference to the Company’s Current Report on Form S-8 filed on April 17, 2020.

4.34	English translation of Preferred Stock Subscription Agreement and Supplemental Agreement with Daci Haojin Foundation Limited

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics. [Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 24, 2019].

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Transition Report on Form 20-F filed with the Commission on January 20, 2011 and incorporated herein by reference.

***	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

****	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on October 12, 2018

†	Indicates management contract or compensatory plan, contract or arrangement.

Luokung Technology Corp. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luokung Technology Corp. and. subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Moore Stephens CPA Limited

Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong

June 29, 2020

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash	$3,695,687	$1,192,218
Accounts receivable, net of allowance for doubtful accounts	10,004,951	22,661,594
Other receivables and prepayment	27,071,241	2,749,000
Amounts due from related parties	200,682	4,935,698
Total current assets	40,972,561	31,538,510
Non-current assets:
Property and equipment, net	588,881	898,007
Intangible assets, net	47,299,120	52,763,998
Goodwill	11,728,600	11,728,600
Right-of-use assets	670,604	-
Other receivables, net (long term)	16,636,403	150,286
Total non-current assets	76,923,608	65,540,891
TOTAL ASSETS	117,896,169	97,079,401
Liabilities
Current liabilities:
Accounts payable	4,314,162	758,386
Accrued liabilities and other payables	23,697,143	28,239,477
Deferred revenue	2,067,357	1,286,635
Tax payable	-	71,358
Lease liabilities – current portion	431,995	-
Amounts due to related parties	177,102	3,378,031
Total current liabilities	30,687,759	33,733,887
Non-current liabilities:
Lease liabilities – non-current portion	296,481	-
Accrued liabilities and other payables (long term)	32,938,926	244,755
Total non- current liabilities	33,235,407	244,755
TOTAL LIABILITIES	63,923,166	33,978,642

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred stock, $0.01 par value; 22,794,872 shares authorized, issued and outstanding at December 31, 2019; 1,000,000 shares authorized, issued and outstanding at December 31, 2018	227,949	10,000
Common stock, $0.01 par value; 500,000,000 shares authorized; 209,081,533 shares issued and outstanding at December 31, 2019; Common stock, $0.01 par value; 250,000,000 shares authorized; 199,317,558 shares issued and outstanding at December 31, 2018;	2,090,816	1,993,176
Additional paid-in capital	124,092,191	102,125,814
Accumulated deficit	(73,376,872)	(41,863,694)
Accumulated other comprehensive income	1,372,074	835,463

Total equity attributable to owners of the company	54,406,158	63,100,759
Non-controlling interest	(433,155)	-

Total Shareholders’ Equity	53,973,003	63,100,759

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$117,896,169	$97,079,401

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2019	2018	2017

Revenues	$18,779,172	$21,042,363	$26,082,417
Less: Cost of revenues	14,976,016	6,938,063	5,547,779
Less: Operating expenses:
Selling and marketing	3,764,792	14,695,165	23,908,733
General and administrative	22,844,383	6,750,417	2,451,249
Research and development	8,710,746	3,478,570	1,046,198
Total operating expenses	35,319,921	24,924,152	27,406,180
Loss from operations	(31,516,765)	(10,819,852)	(6,871,542)
Other income (expense):
Interest expense	(102,084)	(80,184)	(26,611)
Foreign exchange (losses) gains, net	(698,211)	(1,204,001)	350,679
Other income (expense), net	294,857	250,510	(262,980)
Total other (expense) income, net	(505,438)	(1,033,675)	61,088
Loss before income taxes	(32,022,203)	(11,853,527)	(6,810,454)
Income tax benefit (expense)	70,992	(74,009)	-
Net loss	$(31,951,211)	$(11,927,536)	$(6,810,454)
Less: Net loss attributable to non-controlling interest	438,033	-	-
Net loss attributable to owners of the Company	$(31,513,178)	$(11,927,536)	$(6,810,454)
Comprehensive loss:
Net loss	(31,951,211)	(11,927,536)	(6,810,454)
Other comprehensive income:
Foreign currency translation adjustment	541,489	447,246	90,671
Comprehensive loss	$(31,409,722)	$(11,480,290)	$(6,719,783)
Less: Comprehensive loss attributable to the non-controlling interest	(4,878)	-	-
Comprehensive loss attributable to owner of the Company	$(31,414,600)	$(11,480,290)	$(6,719,783)

Net loss per ordinary share:
Basic and Diluted	$(0.16)	$(0.16)	$(6,810,454)

Weighted average number of ordinary shares outstanding Basic and Diluted	201,005,995	72,919,624	1

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	(Deficit)
Balance as of December 31, 2016	1	$1	-	$-	$10,037,469	$(23,125,704)	$297546)	$-	$(12,790,688)

Capital contribution from C Media	-	-	-	-	31,782,216	-	-	-	31,782,216

Net loss	-	-	-	-	-	(6,810,454)	-	-	(6,810,454)

Foreign currency translation adjustment	-	-	-	-	-	-	90,671	-	90,671

Balance as of December 31, 2017	1	1	-	-	41,819,685	(29,936,158)	388,217	-	12,271,745

Issuance of preferred shares	-	-	1,000,000	10000	(10,000)	-	-	-	-

Issuance of common shares	185,412,599	1,854,126	-	-	(1,854,126)	-	-	-	-

Adjustment due to the assets exchange	1,684,999	16,849	-	-	177,880	-	-	-	194,729

Acquisition of Superengine	12,219,959	122,200	-	-	59,877,800	-	-	-	60,000,000

Capital contribution from C Media	-	-	-	-	2,114,575	-	-	-	2,114,575

Net loss	-	-	-	-	-	(11,927,536)	-	-	(11,927,536)

Foreign currency translation adjustment	-	-	-	-	-	-	447,246	-	447,246

Balance as of December 31, 2018	199,317,558	1,993,176	1,000,000	10,000	102,125,814	(41,863,694)	835,463	-	63,100,759

Issuance of common shares	9,763,975	97,640	-	-	11,980,000	-	-	-	12,077,640

Issuance of preferred shares	-	-	21,794,872	217,949	9,986,377	-	-	-	10,204,326

Net loss	-	-	-	-	-	(31,513,178)	-	(438,033)	(31,951,211)

Foreign currency translation adjustment	-	-	-	-	-	-	536,611	4,878	541,489

Balance as of December 31, 2019	209,081,533	$2,090,816	22,794,872	$227,949	$124,092,191	$(73,376,872)	$1,372,074	$(433,155)	$53,973,003

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(31,951,211)	$(11,927,536)	$(6,810,454)
Depreciation and amortization	5,852,321	5,120,727	3,316,181
Amortization of right-of-use assets	625,036	-	-
Bad debts written off	-	944,480	-
Exchange difference	506,447	1,338,857	(906,241)
Loss on disposal of property and equipment	45,883	-	115,193
Increase in allowance for doubtful accounts	12,318,303	1,845,370	445,395
Write off of other payable	(79,438)	-	-
Impairment of intangible assets	-	724,437	-
Impairment of Property, Plant, and Equipment	95,471	1,228,362	-
Changes in assets and liabilities
Accounts receivable	419,941	(16,319,139)	(7,933,730)
Other receivables and prepayment	(4,698,887)	2,433,455	(2,202,960)
Tax payable	(70,992)	74,009	1,945,057
Deferred revenue	810,591	(962,730)	-
Accounts payable	22,486,090	(2,108,736)	(1,674,058)
Change in lease liability	(566,512)	-	-
Accrued liabilities and other payables	(24,056,587)	10,683,568	4,731,922
Net cash used in operating activities	(18,263,544)	(6,924,876)	(8,973,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(131,261)	(32,691)	(12,689)
Proceeds from return of deposits	-	604,467	-
Cash received from acquisition subsidiaries	-	612,692	-
Partial payment made for acquisition of a subsidiary	(14,495,905)	-	-
Proceeds from disposal of property and equipment	290	-	29,942
Net cash (used in) provided by investing activities	(14,626,876)	1,184,468	17,253

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	1,628,846	6,874,994	8,938,290
Proceeds from issuance of debt	21,743,857	-	-
Proceeds from issuance of shares	12,067,550	-	-
Net cash provided by financing activities	35,440,253	6,874,994	8,938,290

Effect of foreign exchange rate changes	(46,364)	(14,747)	6,688

Net increase (decrease) in cash	2,503,469	1,119,839	(11,464)
Cash at beginning of year	1,192,218	72,379	83,843

Cash at end of year	$3,695,687	$1,192,218	$72,379

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	(566,512)	-	-
Interest paid	102,084	80,184	26,611
Income taxes paid	-	-	-
Non- cash investing and financing transaction:
Right-of-use assets obtained in exchange for new operating lease liabilities	833,108	-	-

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

Luokung Technology Corp., its subsidiaries and its variable interest entities (“VIEs”) (collectively the “Company”) operate two core business brands, “Luokuang” and “SuperEngine”, Luokuang is a mobile application service for long-distance travel in the People’s Republic of China (the “PRC”), which is built as an location-based social contents and services distribution platform. It offers functions based on various travel scenarios, e.g. information, entertainment, travel, e-commerce, Online to Offline (“O2O”), advertising, etc. In the first half of 2019, the Company gradually terminated the Wi-Fi provisions for express trains because the increase in numbers of high-speed trains led to the shrinkage of the passenger trips of express trains. At the beginning of 2019, the Company established a Luokung Location-based services Data Marketing Platform (“LLDMP”), Luokung Location-based services (“LBS”) Data Marketing Platform, that combines its LBS capability with existing advertising tools. Its LBS capability includes indoor floor maps, location information, and point of interest for more than twenty thousand commercial buildings, which cover high speed train stations, shopping malls, airports and other locations with significant pedestrian traffic. SuperEngine provides spatial temporal big data services, including Platform as a Service (“PaaS”), Software as a Service (“SaaS”) and Data as a Service(“DaaS”), based on its self-developed patented technology which can be applied in Mobile Internet LBS, Intelligent Transportation, Autonomous Driving, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on.

As of December 31, 2019, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar 3, 2011	BVI	100%

Topsky Info-tech Holdings Pte Ltd.	Nov 3, 2009	Singapore	100%

Superengine Holding Limited	Jun 14, 2018	BVI	100%

MMB Limited	Apr 11, 2013	Hong Kong	100%

Mobile Media (China) Limited	Nov 6, 2007	Hong Kong	100%

Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.(previously known as Zhong Chuan Tian Xia Information and Technology (Beijing) Limited)	Feb 1, 2013	PRC	100%

Shenzhen Luokuang Technology Limited (previously known as Zhong Chuan Tiaxn Xia Information and Technology (Shenzhen) Limited)	Dec 23, 2010	PRC	100%

Beijing Yuanli Anda Technology Co., Ltd.	June 13, 2018	PRC	51%

Contractual Control:

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”)	Apr 2, 2004	PRC	0%

Anhui Superengine Intelligent Technology co., Ltd (“Anhui Superengine”)	Oct 26, 2017	PRC	0%

VIEs:

Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun”)	May 17, 2004	PRC	0%

Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”)	May 26, 2011	PRC	0%

Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”)	Jul 19, 2017	PRC	0%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”)	Nov 26, 2004	PRC	0%

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

Cash

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2019 and 2018, the Company has no cash equivalents.

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

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Software	– 5 years
Trademarks	– 10 years
Patents	– 10 years

Goodwill

The Company assesses goodwill for impairment in accordance with FASB ASC subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

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

In 2019, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed step one of the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the fair values of the reporting units exceeded their carrying values. Therefore, step two is not required and no impairment loss on goodwill is required for the year ended December 31, 2019.

In 2018, the Company performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, the Company evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2018.

Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2019 and 2018, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $nil, $724,437 and $nil for the years ended 2019, 2018 and 2017, respectively, as the Company was not going to use a software system that was purchased in 2014 and written off in 2018. For property plant and equipment, the impairment loss was $95,471, $1,228,362 and $nil for the years ended 2019, 2018 and 2017, respectively.

Business combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with FASB ASC topic 805, Business Combinations. Acquisition method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets, and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Revenue recognition

The company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Display-based online advertising services

The Company provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position on Luokuang mobile application on a cost-per-click basis; the customers pay us only when a user clicks on an advertisement on the Luokuang mobile application We also derive our revenue from the provision of user acquisition services to our advertisers. On the strength of the LBS services we offer, the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of a sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payments are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

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

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line (dollars in thousands)

	Fiscal Year Ended December 31,		2019 to 2018
	2019	2018	% Change
	(dollars in thousands)
Revenues
Advertising	$17,806	$20,703	(14.0)%
License	-	203	(100.0)%
Technology Services	973	136	615.4%

Total revenues	$18,779	$21,042	(10.8)%

Advertising	94.8%	98.3%
License	-	1.0%
Technology Services	5.2%	0.7%

Total	100.0%	100.0%

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

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock warrants (using the treasury stock method). Common stock equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. During the years ended December 31, 2019, 2018 and 2017, there were no potentially dilutive securities.  The following table presents a reconciliation of basic and diluted net loss per share:

	Year Ended December 31,
	2019	2018	2017
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary stock	$(31,513,178)	$(11,927,536)	$(6,810,454)
Weighted average ordinary stock outstanding - basic and diluted	201,005,995	72,919,624	1
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(0.16)	$(0.16)	$(6,810,454)

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years to these items. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2019, 2018 and 2017, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2019, 2018 and 2017. The Company’s customers and assets are located in the PRC, therefore, no geographical segment information is presented.

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

Leases

According to FASB ASC 842 “Lease”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that have a lease term of 12 months or less, or the amount is under the reasonable capitalization threshold established by the Company. At the lease commencement date, a lessee should measure and record the lease liability equals to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. If later, the billing amount exceeds the straight-line rental revenue, the variance will be credited to accrued straight-line rents receivable. Contingent rental revenue is accrued when the contingency is removed.

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2019, 2018 and 2017, advertising costs amounted to $1,425,258, $14,071,241 and $23,171,170, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2019, 2018 and 2017 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2019, three customers accounted for 57% of total revenue. For the year ended December 31, 2018, four customers accounted for 91% of total revenue. For the year ended December 31, 2017, two customers accounted for 95% of total revenue. At December 31, 2019 and 2018, the Company had credit risk exposure of uninured cash in banks of $3,695,687 and $1,192,218, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2019	2018	2017
A	33%	-	-
B	12%	-	-
C	12%	-	-
D	-	26%	81%
E	-	26%	-
F	-	25%	-
G	-	14%	-
H	-	-	14%

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2019	2018
E	31%	24%
F	29%	24%
B	15%	-
I	12%	-
D	-	23%
G	-	13%
H	-	12%

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2019, the FASB issued ASU 2019-10. Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, finalizes effective date delays for private companies, not-for-profit organizations, and certain smaller reporting companies applying the credit losses, leases, and hedging standards. The effective date for SEC filers, excluding smaller reporting companies as defined by the SEC, remains as fiscal years beginning after December 15, 2019. The Company does not expect a significant difference in the amount of impairment losses to be recognized when using the expected credit loss model in its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This standard eliminates the current requirement to disclose the amount or reason for transfers between level 1 and level 2 of the fair value hierarchy and the requirement to disclose the valuation methodology for level 3 fair value measurements. The standard includes additional disclosure requirements for level 3 fair value measurements, including the requirement to disclose the changes in unrealized gains and losses in other comprehensive income during the period and permits the disclosure of other relevant quantitative information for certain unobservable inputs. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software – Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement.” This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement service contract with the guidance to capitalize implementation costs of internal use software. The ASU also requires that the costs for implementation activities during the application development phase be capitalized in a hosting arrangement service contract, and costs during the preliminary and post implementation phase are expensed. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of adoption of this standard, but does not anticipate that the adoption will have a material effect on its consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS

Business combinations in 2018 :

On August 27, 2018, the Company completed a business combination, to complement its businesses and achieve synergies. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

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

NOTE 4 – INCOME TAX

At December 31, 2019, the Company had unused net operating loss carryforwards of approximately $36,356,659 for income tax purposes, which expire between 2020 and 2024. At December 31, 2019, 2018 and 2017, these net operating losses carryforwards may result in future income tax benefits of approximately $7,394,397, $6,230,296 and $5,043,944, respectively, however, because realization is not likely at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2019 and 2018 are as follows:

	December 31,	December 31,
	2019	2018
Deferred tax liabilities	$-	$-
Deferred tax asset
Net operating loss carryforward	7,394,397	6,230,296
Valuation allowance	(7,394,397)	(6,230,296)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2019	December 31, 2018
At the beginning of the year	$6,230,296	$5,043,944
Acquisition of subsidiary	-	500,934
Current year addition	1,281,472	1,054,992
Expired	(61,892)	(74,735)
Exchange difference	(115,166)	(294,839)
Over provided in last year	59,687
At the end of the year	7,394,397	6,230,296

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2019, 2018 and 2017. Two of our subsidiaries qualify for high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until the end of November 2021 and October 2021, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2019, 2018 and 2017.

A reconciliation of the income tax expense to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017
Loss before income taxes	$(32,022,203)	$(11,853,527)	$(6,810,454)

Tax loss at the PRC statutory tax rate of 25%	(7,470,202)	(2,874,005)	(1,564,147)
Non-deductible items	5,046,957	5,013,636	6,637,818
Non-taxable items	(388,109)	(3,538,631)	(3,789,956)
Change in valuation allowance	1,281,472	1,054,992	823,970
Effect of different tax rates in other jurisdictions	526,348	17,221	410
Effect of 15% preferential rate for certain PRC subsidiaries	1,003,534	252,778	(2,108,095)
Prior year over provision	70,992	-	-
Income tax benefit (expense)	70,992	(74,009)	-

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2019 and 2018, accounts receivable consisted of the following:

	December 31,	December 31,
	2019	2018
Accounts receivable	$23,790,658	$25,041,576
Less: allowance for doubtful accounts	(13,785,707)	(2,379,982)
	$10,004,951	$22,661,594

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2019 and 2018, other receivables and prepayment consisted of the following:

	December 31, 2019	December 31, 2018
Current
Advances to suppliers	$197,824	$447,061
VAT recoverable (1)	410,385	945,199
Advances to business partners (2)	4,688,880	1,165,637
Other receivables from Investor (3)	21,501,677	-
Other	409,362	279,248
	27,208,128	2,837,145
Less: allowance for doubtful accounts	(136,887)	(88,145)
	$27,071,241	$2,749,000
Non-current
Loans to employees	68,590	77,434
Partial payment for the acquisition of a subsidiary (4)	14,334,451	-
Advances to third party business partners (2)	2,233,362	-
Deposit for car	-	58,282
Others	-	14,570
	$16,636,403	150,286

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

(2)	The advances to third party business partners are unsecured and interest-free. Non-current Advances to business partners are due on June 8, 2021.

(3)	The balance represented $21,501,677 receivable from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology Group Co., Ltd. (“Geely Technology”) for the subscription of preferred shares, which was settled in January 2020. See Note 11 for more discussion.

(4)	On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. As of December 31, 2019, $14,334,451 has been paid and the closing of the acquisition is expected to be completed in the next twelve months.

NOTE 7 – AMOUNTS DUE FROM RELATED-PARTIES

At December 31, 2019 and 2018, amounts due from related parties consisted of the following:

Name of related party	December 31, 2019	December 31, 2018
C Media Limited (1)	$-	$4,731,841
Ya Tuo Ji International Consultancy (Beijing) Limited (2)	200,682	203,857

(1)	C Media Limited is controlled by Mr. Xuesong Song, the CEO and Chairman of the Company (“Mr. Song”).

(2)	The spouse of Mr. Song has significant influence in Ya Tuo Ji. The loan is unsecured, interest-free and repayable on December 31, 2020. The original payment date was January 5, 2019.

NOTE 8 – PROPERTY AND EQUIPMENT

At December 31, 2019 and 2018, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2019	2018
Wi-Fi equipment	3 Years	$6,800,967	$9,003,392
Vehicles	5 Years	110,384	3,520
Office and other equipment	3 – 5 Years	269,189	213,601
		7,180,540	9,220,513
Less: accumulated depreciation and impairment		(6,591,659)	(8,322,506)
		$588,881	$898,007

For the years ended December 31, 2019, 2018 and 2017, depreciation expense amounted to $394,907, $2,897,135 and $2,628,884, respectively, of which $236,214, $2,806,811 and $2,423,655, respectively, was included in cost of revenue, and $10,283, $5,872 and $117,648, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense.

The Company recognized an impairment loss on property and equipment of $95,471, $1,228,362 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively, for idled Wi-Fi equipment.

Included in construction-in-progress were Wi-Fi equipment under construction.

NOTE 9 – INTANGABLE ASSETS, NET

	As of December 31, 2019
	Gross carrying value	Accumulated amortization and impairment	Net carrying value

Software	$182,893	$182,704	$189
Trademarks	1,223,302	1,223,302	-
Patents	54,564,009	7,265,078	47,298,931
	$55,970,204	$8,671,084	$47,299,120

	As of December 31, 2018
	Gross carrying value	Accumulated amortization and impairment	Net carrying value

Software	$3,179,437	$3,178,785	$652
Trademarks	1,243,443	1,243,443	-
Patents	54,572,127	1,808,781	52,763,346
	$58,995,007	$6,231,009	$52,763,998

The Company recognized an impairment loss on software of $0, $724,437 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively, for the railway platform software which was replaced by the software developed by Suzhou Superengine.

Amortization expense of intangible assets was $5,457,414, $2,223,592 and $613,066 for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,	Principal
2020	$5,457,147
2021	5,456,956
2022	5,456,956
2023	5,456,956
2024	5,456,956
Thereafter	20,014,149
$47,299,120

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

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2019 and 2018, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2019	2018
Current
Accrued payroll	$1,213,886	$535,181
VAT payable	1,890,797	2,200,654
Individual tax payable	212,943	205,917
Other loans (1)	1,282,103	4,322,106
Advertising payable (2)	17,594,997	18,902,385
Other payable	1,502,417	2,073,234
	$23,697,143	$28,239,477
Non-current
Other loans (3)	$32,938,926	$244,755

(1)	Other loans primarily consist of loans from third parties for working capital purposes, which are unsecured, interest-free and payable on various date from November 15, 2020 to December 31, 2020.

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

(3)

Non-current other loan

On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology to issue 21,794,872 preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement and in accordance with ASC Topic 480-10, the Company recognized $32,910,257 as loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely Technology may request the repayment after November of 2020, under such circumstance, the Company shall pay it back in January of 2021.

NOTE 12 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2019 and 2018, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2019	2018
Mr. Song (1)	$-	$1,010,041
Vision Capital Profits Limited (2)	$114,839	$1,751,395
Mrs. Song (3)	$-	5,329
C Media	$62,263	-

(1)	The Company’s CEO

(2)	Vision Capital Profits Limited is controlled by Mr. Song.

(3)	The spouse of Mr. Song.

Amounts due to related parties are non-interest bearing, unsecured and payable on demand.

NOTE 13 – OPERATING LEASE

In accordance with ASC 842, the Company measured and recognized a right of use asset of $670,604 and lease liability of $728,476 as of December 31, 2019. The adoption of ASC 842 had an immaterial effect on the audited consolidated balance sheet as of January 1, 2019.

On December 31, 2018 and July 15, 2019, the Company entered into two 2-year lease agreements with third parties for office space. Pursuant to the Lease Agreements, the monthly payments are RMB14,500 (approximately $2,000) and RMB294,896 (approximately $43,000). The Lease Agreements will expire on December 31, 2020 and August 15, 2021, respectively.

The following table shows the total lease cost and the cash flows arising from the two operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

December 31, 2019
Lease cost
Operating lease cost	$184,326
Short term lease	440,710
Total lease cost	$625,036

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$566,512
Right-of-use assets obtained in exchange for new operating lease liabilities	58,524
Weighted-average remaining lease term - operating lease	19 months
Weighted-average discount rate - operating lease	6.75%

As of December 31, 2019, future minimum lease payments on operating leases were as follows:

December 31, 2019
Maturity of lease liabilities
2020	$547,320
2021	301,941
Total minimum lease payments	$849,261
Short term lease	(80,719)
Imputed interest	(40,066)
Present value of minimum lease payments	$728,476
Less: classified as current liabilities	(431,995)
Non-current liabilities	$296,481

NOTE 14- SHARE CAPITAL

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

On January 18, 2019 and September 10, 2019, the Company issued to Honbridge Holdings Limited, 2,000,000 ordinary shares, par value $0.01 per share for $12,000,000.

On November 13, 2019, the Company issued to Geely Technology 21,794,872 of series A preferred shares for $42,500,000. For details, please refer to note 11.

On December 11, 2019, the Company issued to Acuitas Capital, LLC., 7,763,975 ordinary shares, par value $0.01 per share for $10,000,000, including $9,882,432 is maintained in escrow account.

As of December 31, 2019 and 2018, we had 209,081,533 and 199,317,558 common shares issued and outstanding.

NOTE 15 – RETIREMENT AND WELFARE BENEFITS

The Group’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $734,917, $289,679 and $170,227 during the years ended December 31, 2019, 2018 and 2017, respectively, of which $34,240, $9,945 and $23,392, respectively, was charged to cost of revenue, $228,140, $76,971 and $48,957, respectively was charged to selling and marketing expenses, $156,129, $75,104 and $49,717, respectively, was charged to general and administrative expenses and $316,408, $127,660 and $48,161, respectively was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 16 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $Nil to statutory reserves during the years ended December 31, 2019, 2018 and 2017, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Zhong Chuan Rui You and Gansu Jinlun agreed on the settlement amount to approximately $502,000 (RMB3,500,000) and recorded in general and administrative expenses.

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYITechnology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $562,000 (RMB 3,920,000).

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. According to legal counsel, it is probable that the settlement will amount to approximately $93,000 (RMB650,000).

NOTE 18 – SUBSEQUENT EVENTS

The extent to which COVID-19 negatively impacts our business is highly uncertain and cannot be accurately predicted. We believe that the coronavirus outbreak and the measures taken to control it may have a significant negative impact on economic activities in China. Our revenues are generated in China. The magnitude of this negative effect on the continuity of our business operation in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. We expect our full year 2020 results of operations to be adversely affected.

In connection with its acquisition of Saleya, on January 21, 2020, the Company made a partial cash payment of $18,539,343, and on February 5, 2020 it issued 2,708,498 common shares to certain shareholders of Saleya in accordance with Share Purchase Agreement.

On February 24, 2020, the Company reached an agreement with two of the Saleya’s shareholders to issue 1,500,310 of Series B preferred shares instead of a cash payment of $6,182,000 (RMB43,128,000) as a change of consideration for the acquisition of Saleya,

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000.