Form 20-F
period 2020-12-31
Luokung Technology Corp.
filed 2021-05-14
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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
People’s Republic of China 100020
Tel: (86) 10-65065217
(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	LKCO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 239,770,000 Ordinary Shares and 24,295,182 Preferred Shares outstanding as of December 31, 2020.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. SELECTED FINANCIAL DATA.

Registrants may voluntarily include selected financial data required by Form 10-K under Item 6. We have elected not to include.

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

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. We have been the target of attempted cyber-security breaches in the past and expect that we will continue to be subject to such attempts in the future. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems and mobile devices of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter customers from using our services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

Widespread health developments, including the recent global COVID-19 pandemic, could materially and adversely affect our business, financial condition and results of operations.

Our business has been, and may continue to be, impacted by the fear of exposure to or actual effects of the COVID-19 pandemic, such as recommendations or mandates from governmental authorities to close businesses, limit travel, avoid large gatherings or to self-quarantine. These impacts could place limitations on our ability to execute on our business plan and could materially and adversely affect our business, financial condition and results of operations. We continue to monitor the situation, have actively implemented policies and procedures to address the situation, and may adjust our current policies and procedures as more information and guidance become available to address the evolving situation. The impact of COVID-19 may also exacerbate other risks discussed in this Report, any of which could have a material effect on us.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission (the “SEC”), every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of December 31, 2020, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2020. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

On February 15, 2019, Beijing iQIYI Technology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $400,000 (RMB 2,610,000). The Court ruled that the economic loss amounts to $41,000 (RMB270,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. The Court ruled that the economic loss amounts to $21,000 (RMB140,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

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

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 15.91% of our outstanding ordinary shares and 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 71.89% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues. If we were to continue being dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers. In the years ended December 31, 2020, 2019 and 2018, our five largest customers accounted for 49.8%, 69.3% and 94.4% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high. As of December 31, 2020, 2019 and 2018, our outstanding accounts receivable before impairment were $26.9 million $23.8 million and $25.0 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The largest outstanding accounts receivable balance accounted for 27.9%, 31.8% and 24.4% of our total accounts receivable balance as of December 31, 2020, 2019 and 2018, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, are qualified as a “high-technology enterprise” until the end of the November 2021 and October 2021, respectively, and therefore they have benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if Beijing Zhong Chuan Shi Xun and Suzhou Superengine cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

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

Recent actions by the U.S. Department of Defense may prohibit you from transacting in our securities at a future date

On January 14, 2021, the United States Department of Defense (the “DoD”) placed “Luokong Technology Corporation” on a list of entities operating directly or indirectly in the United States and deemed to be Communist Chinese military companies (“CCMCs”) under the National Defense Authorization Act for Fiscal Year 1999. DoD did not accurately spell the Company’s name on the list. Under Executive Order 13959, issued by former President Trump on November 12, 2020, and amended on January 13, 2021 by Executive Order 13974 (“Executive Order 13959”), the CCMC designation would have restricted U.S. persons from trading the Company’s securities and derivatives of those securities as of March 15, 2021.

In response, Luokung, together with two U.S. shareholders of the Company, filed a lawsuit with the U.S. District Court for the District of Columbia (the “Court”) against the DoD and other government actors alleging that the CCMC designation of Luokung is unlawful. Luokung’s complaint in the lawsuit alleges that the government’s actions associated with the CCMC designation, and associated restrictions on trading, are ultra vires (i.e. beyond the government defendants’ legal authority), and violate the Administrative Procedure Act and the Fifth Amendment.

On March 10, 2021, the Company received a letter from the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) notifying the Company that the DoD formally delisted “Luokong Technology Corporation,” but re-designated Luokung as a CCMC, correcting the DoD’s prior misspelling of the Company name. The OFAC letter confirmed that restrictions on U.S. persons trading of the Company’s securities or derivatives would not take effect until May 8, 2021, and that certain transactions solely for the purpose of divestment by U.S. persons would be permitted through March 9, 2022. After that date, U.S. persons would not be permitted to possess Luokung securities.

On April 2, 2021, Luokung filed a motion for a preliminary injunction to enjoin the enforcement and implementation of the DoD’s designation of Luokung as a CCMC, and the resulting restrictions on transactions in, and possession of, Luokung securities or derivatives of those securities, pursuant to Executive Order 13959. On May 5, 2021, Luokung’s motion for a preliminary injunction was granted by the Court. The Court explained that it was preliminarily enjoining “the prohibitions against Luokung in full,” and as a result of the ruling, the DoD and other government defendants are enjoined from implementing or enforcing the designation of Luokung as a CCMC, and the resulting restrictions pursuant to Executive Order 13959. On May 6, 2021, OFAC issued FAQ 893 confirming that in light of the Court’s May 5, 2021 preliminary injunction ruling, the prohibitions in Executive Order 13959 do not apply with respect to Luokung pending further order of the Court. However, while the prohibitions in Executive Order 13959 do not currently apply to the Company, the Court could rule in favor of the government defendants at a later stage in the case, and uphold enforcement of the prohibitions in Executive Order 13959 at that point. The timing or outcome of any such future decision is unknown at this time.

In light of the CCMC designation, prior to the preliminary injunction ruling, the Company received notice from Nasdaq on April 29, 2021, that trading of the Company’s ordinary shares would be halted at the end of the trading day on May 7, 2021, such that trading would not be available as of the first trading date after May 8, 2021. The Nasdaq notice also stated that a Form 25-NSE would be filed with the Securities and Exchange Commission which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market. Upon receipt of the Court’s May 5, 2021 preliminary injunction decision, the Company contacted Nasdaq senior management to inform it of the action taken by the Court and requested that Nasdaq reconsider the delisting determination, as well as its decision to suspend trading in Luokung’s ordinary shares at the end of the trading day on May 7, 2021. On May 6, 2021, Nasdaq notified Luokung that it had withdrawn its delisting letter, and that the Company’s shares will continued to trade on The Nasdaq Stock Market. However, Nasdaq stated that while the timing of a final decision by the Court is unknown, pending the outcome of the case Nasdaq may issue a new delisting determination.

The Company has vigorously pursued its legal rights before the Court, and intends to continue to do so. It continues to believe that it is not a CCMC and that the U.S. government’s actions are without factual and legal support. However, if the Court does not ultimately agree with the Company’s position, Luokung securities could be suspended from being traded on Nasdaq at some point in the future.

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

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the Company, our memorandum of association and articles of association. Shareholders are entitled to have the affairs of the Company conducted in accordance with the general law and its memorandum of association and articles of association.

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

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On April 13, 2020, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ordinary shares fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ Capital Market. Although the Company has regained compliance with the minimum bid price requirement, we cannot be sure that the price of our ordinary shares will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of RMB 836 million (approximately equivalent to $120 million), which includes approximately RMB 709 million (approximately equivalent to $101 million) in cash and the remaining RMB 127 million (approximately equivalent to $18 million) will be paid by issuance of the Company’s ordinary shares at the conversion rate of $7 per share. In connection with its acquisition of Saleya, as of December 31, 2019 and on January 21, 2020, the Company made a partial cash payment of $14,334,451 and $18,539,343, respectively, and on February 5, 2020 it issued 2,708,498 ordinary shares to certain shareholders of Saleya in accordance with Share Purchase Agreement. On December 5, 2020, the Company issued 1,500,310 of Series B preferred shares to two of the Saleya’s shareholders instead of a cash payment of $6,182,000 (RMB43,128,000) as a change of consideration for the acquisition of Saleya, On March 17, 2021, the Company closed the acquisition of 100% equity interests in Saleya, which is now a wholly-owned subsidiary of the Company.

On May 10, 2019 and November 6, 2020, the Company entered into a Stock Purchase Agreement and The Supplementary Agreement to Stock Purchase Agreement with the shareholders of Botbrain AI Limited (“Botbrain”), a limited liability company incorporated under the laws of the British Virgin Islands, pursuant to which the Company acquired 67.36% of the issued and outstanding shares of Botbrain for an aggregate purchase price of $2.5 million (RMB 16.4 million), of which $1.5 million (RMB 9.6 million) was to be paid in cash to obtain 20% of Botbrain and the Company issued 1,789,618 ordinary shares to acquire the remaining 47.36% of Botbrain. The closing of the acquisition was completed on December 4, 2020.

On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology Group Co., Ltd. (“Geely Technology”) to issue 21,794,872 series A preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement, the Company recognized $32,910,257 as a loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely Technology may request the repayment after November 2020, under such circumstance, the Company shall pay it back in January of 2021. On December 24, 2020, Geely Technology sent a notice of redemption. The Company is in negotiation for an extension with Geely Technology.

On November 13, 2019, the Company entered into a Securities Purchase Agreement with Acuitas Capital, LLC. and a Warrant to purchase the Company’s ordinary shares pursuant to which the Purchaser subscribed to purchase up to $100,000,000 of units with up to a $10,000,000 subscription at each closing, with each Unit consisting of one ordinary share and one warrant, where each whole warrant entitles the holder to purchase one ordinary share. The Securities Purchase Agreement contemplates periodic closings of $10,000,000. On July 16, 2020, the Company held the first closing pursuant to the Purchase Agreement and received $10,000,000. The Purchaser had received 7,763,975 ordinary shares on November 13, 2019 in consideration for such $10,000,000. The Purchaser also exercised the Warrant and received 15,897,663 ordinary shares upon the exercise of the Warrant. On December 31, 2020, the Purchase Agreement has been terminated.

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000. Pursuant to the preferred stock subscription agreement the first closing will not occur until July 2020 and such closing will be for $13,500,000. Subsequent closings will occur on August 31 and September 30, 2020 for $13,500,000 and $18,000,000, respectively. However, due to the impact of the travel restriction as a result of Covid-19 between Hong Kong and Mainland China, Daci Haojin has not fulfilled their US dollars subscription obligations under the Preferred Financing Agreement and no such closings have occurred. As of December 31, 2020, Daci Haojin has wired RMB 17.4 million ($2.7 million) to the Company and has represented to the Company that they are working to be able to comply with their contractual obligations to fund the $45,000,000 to the Company. The Company cannot give any assurances as to whether it will receive any monies from Daci Haojin pursuant to the Preferred Financing Agreement.

On August 10, 2020, the Company entered into a cooperation framework agreement with Nanjing Antong Meteorological Data Limited (“Nanjing Antong”) and Nanjing Weida Electronic Technology Co., Ltd. (“Nanjing Weida”), pursuant to which the Company would invest $153,000 (RMB 1 million) each to Nanjing Antong and Nanjing Weida in order to establish a joint venture with Nanjing Antong. On August 27, 2020, the joint venture was established, SuperEngine, eMapgo Technologies (Beijing) Co., Ltd. (“EMG”) and Nanjing Antong hold 50%, 20% and 30% of equity of interest, respectively. The joint venture engages in real-time traffic information services for China’s high-class highways, urban roads, urban and rural roads, as well as expressway data and travel value-added services.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s website is www.luokung.com.

B. BUSINESS OVERVIEW.

We are a China-based provider of location-based services and mobile application products for long distance travelers in China. Our primary mobile application, the Luokuang platform, consists of the Luokuang mobile applications, a series of supporting software at the server end, and rail-Wi-Fi hardware and equipment on the trains that we serve. The Luokuang platform incorporates technologies covered by 21 patents and about 48 software copyrights, and serves as a content and service distribution platform that is tailored for particular travel stages featuring geographic location and social interactions. The content and services distributed by Luokuang contain information, entertainment, travel, e-commerce, online to offline (“O2O”), advertisement and other marketing features.

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

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We possess a complete set of technology system including network, client-end and service and operation platform. We have patent protections for Wi-Fi equipment on trains and for spatial-temporal big data processing technology. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Issuance
1.	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
2.	A global positioning system terminal device	Invention	ZL 2010 2 0253452.8	Nov 7, 2011
3.	A wireless multimedia server	Invention	ZL 2013 2 0220183.9	Nov 13, 2013
4.	Ordering system of passengers on train	Invention	ZL 2015 2 0095381.6	Aug 5, 2015
5.	A wireless multimedia server	Invention	ZL 2015 2 0201382.4	Oct 28, 2015
6.	An antenna structure	Invention	ZL 2016 2 0424352.4	Mar 1, 2017
7.	Spatial data progressive transmission method and device	Invention	201010617383.9	Jun 15, 2016
8.	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	201010617385.8	Mar 26, 2014
9.	Spatial data processing method and device	Invention	201010617399.X	Jun 26, 2013
10.	Method and device of spatial data simplification	Invention	201010617400.9	Mar 13, 2013
11.	Method and device for judging the occlusion type of space entity	Invention	201010617403.2	Sep 25, 2013
12.	A method and device for distributed mapping of 3d model data	Invention	201110274924.7	Mar 26, 2014
13.	Data simplification of 3d model, gradual transmission method and device	Invention	201110275336.5	Mar 25, 2015
14.	Spatial data transmission method and device	Invention	201110306393.5	Dec 13, 2014
15.	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	201210104250.0	Jun 10, 2015
16.	Spatial data progressive transmission method and device	Invention	201310367021.2	Jun 23, 2017
17.	Simplification method and device of spatial data	Invention	201310367128.7	Sep 22, 2017
18.	The method and device to accelerate transmission and display of graphic data across platforms	Invention	201210116149.7	Aug 10, 2016
19.	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	201310136682.4	Nov 10, 2017

We also have two patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Issuance
1.	Spatial data processing method and device	Japan	2012-547439	Jun 20, 2014
2.	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A.	14/394,610	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
1.	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2.	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
3.	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
4.	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
5.	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
6.	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
7.	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8.	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
9.	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
10.	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11.	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
12.	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
13.	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14.	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 5, 2014	50 years
15.	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years
16.	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
17.	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years
18.	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
19.	Integrated information engine platform software V1.0	Independent research and development	2014SR040347	Nov 30, 2001	50 years
20.	Super information engine development platform software V5.0	Independent research and development	2014SR036792	Mar 5, 2003	50 years
21.	Core map super network information engine platform software V1.0	Independent research and development	2014SR036772	Sep 15, 2007	50 years
22.	Integrated management of the grid gis software V1.0	Independent research and development	2014SR036808	Jun 20, 2008	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
23.	Core map rural power grid equipment GPS patrol system software V1.0	Independent research and development	2014SR036810	Dec 10, 2008	50 years
24.	Diagram grid patrol PDA system software V1.0	Independent research and development	2014SR036778	Dec 12, 2008	50 years
25.	Core map geographic information engine desktop platform software V1.0	Independent research and development	2014SR036614	Jan 15, 2009	50 years
26.	Integrated management of the grid geographic information Web system software V1.0	Independent research and development	2014SR036799	Mar 10, 2009	50 years
27.	Core map railway power supply equipment GPS patrol system software V1.0	Independent research and development	2014SR036783	Mar 25, 2010	50 years
28.	Core map network 3 d map server software V1.0	Independent research and development	2014SR036788	Feb 20, 2011	50 years
29.	Core map network 3d map client softwareV1.0	Independent research and development	2014SR036637	Feb 22, 2011	50 years
30.	Core map 3d map network publishing platform software V1.0	Independent research and development	2014SR036633	Mar 10, 2011	50 years
31.	Core map 3d map network release plug-in system software V1.0	Independent research and development	2014SR036622	Mar 15, 2011	50 years
32.	Core map network 3d map smartphone platform software V1.0	Independent research and development	2014SR036638	Apr 28, 2011	50 years
33.	Core map network GIS Shared mobile platform software V1.0	Independent research and development	2014SR036634	Oct 31, 2011	50 years
34.	Core map network GIS sharing platform software V1.0	Independent research and development	2014SR036639	Dec 16, 2011	50 years
35.	Zhiyu Knowledge Management Platform Software	Independent research and development	2019SR0971246	Sep 19, 2019	50 years
36.	MAX Smart Recommendation Algorithm Engine Software	Independent research and development	2018SR750085	Sep 17, 2018	50 years
37.	MAX Smart Recommendation System	Independent research and development	2018SR750024	Sep 17, 2018	50 years
38.	MAX Smart Content Brain System	Independent research and development	2018SR750030	Sep 17, 2018	50 years
39.	MAX Smart Recommendation SDK Software	Independent research and development	2018SR750025	Sep 17, 2018	50 years
40.	MAX Smart Recommendation Mini Program Software	Independent research and development	2018SR751139	Sep 17, 2018	50 years
41.	Botbrain Smart Party Building Solution Software	Independent research and development	2018SR395051	May 29, 2018	50 years
42.	Zhiyu Smart Knowledge Platform Software	Independent research and development	2018SR395034	May 29, 2018	50 years
43.	Toutiao Cloud Content Configuration Management System	Independent research and development	2017SR299411	Jun 22, 2017	50 years
44.	Toutiao Cloud Image And Text Smart Recommendation Mini Program Software	Independent research and development	2017SR300749	Jun 22,2017	50 years
45.	Toutiao Cloud Text Smart Recommendation Algorithm Engine Software	Independent research and development	2017SR299425	Jun 22,2017	50 years
46.	Toutiao Cloud graphic Smart Recommendation SDK Software (Android version)	Independent research and development	2017SR300400	Jun 22,2017	50 years
47.	Toutiao Cloud Image Text Smart Recommendation System	Independent research and development	2017SR300785	Jun 22,2017	50 years
48.	Botbrain Big Data Analysis Platform Software	Independent research and development	2017SR300774	Jun 22,2017	50 years

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No	Trademark	Classification Number	Valid Period	Registration Number
1	LookLook-图形	38	2009.04.07-2029.04.06	4666051
2	LookLook-图形	42	2008.12.21-2028.12.20	4666050
3	xfeng-文字	35	2012.03.28-2022.03.27	9229145
4	xfeng-文字	38	2012.03.28-2022.03.27	9229160
5	xfeng-文字	41	2012.03.28-2022.03.27	9229190

No	Trademark	Classification Number	Valid Period	Registration Number
6	xfeng-文字	42	2012.03.28-2022.03.27	9229221
7	中传视讯-文字+图形	42	2008.12.21-2028.12.20	4666047
8	中传视讯-文字	42	2008.12.21-2028.12.20	4666048
9	中传视讯-文字	38	2008.12.21-2028.12.20	4666049
10	新蜂-文字	38	2011.08.21-2021.08.20	8538907
11	新蜂-文字	42	2012.01.28-2022.01.27	8539078
12	新蜂.潮-文字	38	2011.08.21-2021.08.20	8539104
13	新蜂.潮-文字	42	2012.01.28-2022.01.27	8539141
14	新影力	41	2014.08.28-2024.08.27	12288643
15	小人-图形	35	2014.08.28-2024.08.27	12287985
16	小人-图形	38	2014.08.28-2024.08.27	12288580
17	小人-图形	41	2014.08.28-2024.08.27	12288629
18	小人-图形	42	2014.08.28-2024.08.27	12288435
19	中传-文字	38	2014.08.28-2024.08.27	12288267
20	中传-图形	38	2014.08.28-2024.08.27	12288289
21	中童-文字	41	2014.08.07-2024.08.06	12214085
22	中童在线-文字	41	2014.08.07-2024.08.06	12214092
23	翠鸟-文字	38	2014.08.07-2014.08.06	12214058
24	翠鸟-文字	42	2014.08.07-2014.08.06	12214125
25	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
26	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
27	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
28	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
29	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
30	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
31	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
32	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
33	LookLook-图形	38	2015.11.14-2025.11.13	11533428
34	LookLook-图形	42	2014.06.21-2024.06.20	11533720
35	LookLook-文字	38	2014.07.14-2024.07.13	11534067
36	LookLook-文字	42	2014.04.14-2024.04.13	11534227
37	箩筐-图形	41	2016.06.14-2026.06.13	16580228
38	箩筐-图形	42	2016.06.14-2026.06.13	16580227
39	箩筐-文字	42	2016.09.28-2026.09.27	16580249
40	箩筐-文字	41	2016.06.14-2026.06.13	16580250
41	箩筐-文字	35	2016.09.21-2026.09.20	16580252
42	箩筐-文字	9	2016.06.14-2026.06.13	16580253
43	箩筐-图形	38	2016.06.14-2026.06.13	16580229
44	箩筐-图形	35	2016.06.14-2026.06.13	16580230
45	箩筐-图形	9	2016.06.14-2026.06.13	16580231
46	微时光-文字	42	2016.09.28-2026.09.27	16580247
47	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
48	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
49	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
50	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
51	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
52	录游器-文字	9	2016.06.14-2026.06.13	16782135
53	录游器-文字	35	2016.06.14-2026.06.13	16782136
54	录游器-文字	38	2016.06.14-2026.06.13	16782137
55	录游器-文字	41	2016.06.14-2026.06.13	16782138
56	录游器-文字	42	2016.06.14-2026.06.13	16782139
57	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
58	LKCO-文字	9	2020.03.28-2030.03.27	40267810
59	LKCO-文字	35	2020.03.28-2030.03.27	40266023
60	LKCO-文字	38	2020.04.07-2030.04.06	40270521

No	Trademark	Classification Number	Valid Period	Registration Number
61	LKCO-文字	41	2020.03.28-2030.03.27	40266047
62	LKCO-文字	42	2020.03.28-2030.03.27	40269524
63	LK-图形	41	2020.01.28-2030.01.27	38000351
64	LK-图形	42	2020.01.28-2030.01.27	37999219
65	Luokung-文字	9	2020.01.21-2030.01.20	37990480
66	Luokung-文字	35	2020.02.07-2030.02.06	37993561
67	Luokung-文字	38	2020.01.21-2030.01.20	37990532
68	Luokung-文字	41	2020.01.21-2030.01.20	37989767
69	Luokung-文字	42	2020.01.21-2030.01.20	37986487
70	两个空心方框图形+luokung文字	9	2020.07.21-2030.07.20	40271050
71	两个空心方框图形+luokung文字	35	2020.07.21-2030.07.20	40266018
72	两个空心方框图形+luokung文字	38	2020.05.14-2030.05.13	40270516
73	两个空心方框图形+luokung文字	41	2020.05.14-2030.05.13	40269009
74	两个空心方框图形+luokung文字	42	2020.07.21-2030.07.20	40266052
75	两个空心方框图形+箩筐文字	9	2020.07.21-2030.07.20	40267807
76	两个空心方框图形+箩筐文字	35	2020.07.21-2030.07.20	40268691
77	两个空心方框图形+箩筐文字	41	2020.05.14-2030.05.13	40267474
78	两个空心方框图形+箩筐文字	42	2020.07.21-2030.07.20	40269024
79	两个实心方框图形+luokung文字	35	2020.07.21-2030.07.20	40269486
80	两个实心方框图形+luokung文字	41	2020.07.21-2030.07.20	40270299
81	两个实心方框图形+luokung文字	42	2020.07.21-2030.07.20	40267953
82	两个实心方框图形+箩筐文字	35	2020.07.21-2030.07.20	40267050
83	两个实心方框图形+箩筐文字	41	2020.07.21-2030.07.20	40269015
84	两个实心方框图形+箩筐文字	42	2020.07.21-2030.07.20	40267956
85	实心+空心方框图形+luokung文字	9	2020.05.14-2030.05.13	40270265
86	实心+空心方框图形+luokung文字	35	2020.05.14-2030.05.13	40270278
87	实心+空心方框图形+luokung文字	38	2020.05.14-2030.05.13	40269000
88	实心+空心方框图形+luokung文字	41	2020.05.14-2030.05.13	40270528
89	实心+空心方框图形+luokung文字	42	2020.05.14-2030.05.13	40266100
90	实心+空心方框图形+箩筐文字	9	2020.05.14-2030.05.13	40267036
91	实心+空心方框图形+箩筐文字	35	2020.07.21-2030.07.20	40267049
92	实心+空心方框图形+箩筐文字	41	2020.05.14-2030.05.13	40269014
93	实心+空心方框图形+箩筐文字	42	2020.07.21-2030.07.20	40269025
94	最e地图-文字	9	2020.06.21-2030.06.20	41612242
95	最e地图-文字	16	2020.06.21-2030.06.20	41621674
96	最e地图-文字	42	2020.06.21-2030.06.20	41604173
97	e地图-文字	16	2020.11.07-2030.11.06	41614991
98	SuperEngine图形	9	2011.11.14-2021.11.13	8125722
99	SuperEngine图形	42	2011.04.21-2021.04.20	8125728
100	WhooCine-文字	9	2019.09.14-2029.09.13	36049237
101	WhooCine-文字	35	2019.09.07-2029.09.06	36071274
102	WhooCine-文字	38	2019.09.14-2029.09.13	36059065
103	WhooCine-文字	41	2019.09.14-2029.09.13	36046824
104	WhooCine-文字	42	2019.09.07-2029.09.06	36059525
105	速映-文字	9	2019.09.14-2029.09.13	36070079
106	速映-文字	35	2019.09.14-2029.09.13	36064784
107	速映-文字	38	2019.09.14-2029.09.13	36062805
108	速映-文字	41	2019.09.14-2029.09.13	36054899
109	速映-文字	42	2019.09.14-2029.09.13	36047495
110	BOTBRAIN-文字	9	2017.11.21-2027.11.20	21410376
111	群刊-文字	42	2018.7.28-2028.7.27	25717332
112	布本-文字	42	2017.11.21-2027.11.20	21410499
113	群刊-文字	35	2018.7.28-2018.7.27	25731744
114	BOTBRAIN-文字	42	2017.11.21-2027.11.20	21410512
115	布本-文字	9	2017.11.21-2027.11.20	21410428
116	布本-文字	38	2020.2.21-2030.2.20	39377587
117	布本-图形	9	2019.12.14-2029.12.13	37465039
118	布本-图形	42	2020.2.21-2030.2.20	37481043
119	布本知鱼-文字	9	2020.2.21-2030.2.20	39375768
120	布本知鱼-文字	42	2020.2.28-2030.2.27	39360601
121	布本-文字	41	2020.2.21-2030.2.20	39370364

*	See below for an explanation of each classification number used in the table above.

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

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYITechnology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $400,000 (RMB 2,610,000). The Court ruled that the economic loss amounts to $41,000 (RMB270,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. The Court ruled that the economic loss amounts to $21,000 (RMB140,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2020.

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

D. PROPERTY, PLANTS AND EQUIPMENT

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

On August 17, 2018, we consummated an asset exchange transaction, pursuant to which we exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology (the “Asset Exchange”). In connection with the Asset Exchange, we changed our name on August 20, 2018, and on September 20, 2018, completed the issuance to the shareholders of C Media Limited, the former parent of LK Technology, of (i) 185,412,599 of our ordinary shares, par value $0.01 per share and (ii) 1,000,000 of our preferred shares. Upon the consummation of the Asset Exchange, we ceased our previous business operations and became a company focused on the provision of location-based service in China.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement with the shareholders of Superengine Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million, which was paid by the issuance of our Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. We are a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

On May 10, 2019 and November 6, 2020, the Company entered into a Stock Purchase Agreement and The Supplementary Agreement to Stock Purchase Agreement with the shareholders of Botbrain AI Limited (“Botbrain”), a limited liability company incorporated under the laws of the British Virgin Islands, pursuant to which the Company acquired 67.36% of the issued and outstanding shares of Botbrain for an aggregate purchase price of $2.5 million (RMB 16.4 million), of which $1.5 million (RMB 9.6 million) was to be paid in cash to obtain 20% of Botbrain and the Company issued 1,789,618 ordinary shares to acquire the remaining 47.36% of Botbrain. The closing of the acquisition was completed on December 4, 2020.

Results of operations for the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019.

Revenue

Advertising services. We derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer; the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services The Company generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to our customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. We bill for the services we have performed in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver the services to the customers.

	Fiscal Year Ended December 31,		2020 to 2019
	2020	2019	% Change
	(dollars in thousands)
Revenues
Advertising	$17,895	$17,806	0.5%
License	69	-	100.0%
Technology Services	300	973	(69.2)%

Total revenues	$18,264	$18,779	(2.7)%

Advertising	98.0%	94.8%
License	0.4%	-
Technology Services	1.6%	5.2%

Total	100.0%	100.0%

For the year ended December 31, 2020, we had revenue of $18,263,788, as compared to revenue of $18,779,172 for the year ended December 31, 2019, a slight decrease of $515,384, or 2.7%, which was primarily due to the lock down as a result of Covid-19, as the demand for LBS has decreased compared to the demand prior to the pandemic.

Cost of revenue

Our cost of revenue primarily consists of traffic acquisition costs, depreciation, Wi-Fi equipment installation fees, amortization, spare parts, annual payments to local railway bureaus and other costs.

	Year Ended December 31,
	2020			2019
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Traffic acquisition costs	$17,236	98.6%	94.4%	$13,616	90.9%	72.5%
Wi-Fi equipment installation fees	-	-	-	608	4.1%	3.2%
Depreciation	-	-	-	240	1.6%	1.3%
Spare parts	-	-	-	32	0.2%	0.2%
Others	243	1.4%	1.3%	480	3.2%	2.5%
Total cost of revenue	$17,479	100.0%	95.7%	$14,976	100.0%	79.7%

Cost of revenue for the year ended December 31, 2020 was $17,479,479, representing an increase of $2,503,463 or 16.7% as compared to $14,976,016 for the year ended December 31, 2019. The increase was primarily attributable to the increase of traffic acquisition costs which we acquired to support the LLDMP. Our traffic acquisition costs may vary due to a number of factors, including the scale, targeted audience and the geographic location of traffic.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $1,708,222 for the year ended December 31, 2020, as compared to $3,764,792 for the year ended December 31, 2019, a decrease of $2,056,570 or 54.6%. The decrease was primarily attributable to a decrease in promotional and marketing activities of approximately 1,287,000, which was due to the decrease in promotional and marketing activities conducted by the Company to promote the Luokuang APP as a result of the termination of the Wi-Fi provision on express trains, and a decrease in the salaries and benefits for the sales and marketing personnel of approximately $824,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $29,925,057 for the year ended December 31, 2020, as compared to $22,844,383 for the year ended December 31, 2019, an increase of $7,080,674 or 31.0%. The increase was primarily attributable to an increase in impairment on goodwill of approximately $3,620,000, an increase in allowance for expected credit losses of other receivables of approximately $8,827,000 and an increase in share-based compensation to employees of approximately $4,804,000, offset by a decrease in allowance for expected credit losses of accounts receivables of approximately $4,139,000 and a decrease in professional fees of approximately $5,517,000, which is mainly related to the completion of the AEA transaction in 2019.

Research and development expenses.

Research and development expenses primarily consist of amortization of the intangible assets, and salaries and benefits for research and development personnel.

Research and development expenses totaled $9,401,883 for the year ended December 31, 2020, as compared to $8,710,746 for the year ended December 31, 2019, an increase of $691,137 or 7.9%. The increase was primarily attributable to an increase in salaries and benefits for the research and development personnel of approximately $1,291,000, offset by a decrease in software development fees of approximately $623,000.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2020, loss from operations amounted to $40,250,853, as compared to loss from operations of $31,516,765 for the year ended December 31, 2019, an increase of $8,734,088, or 27.7%.

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2020, other income, net, amounted to $193,888 as compared to other expense, net, of $505,438 for the year ended December 31, 2019, an increase of $699,326, or 138.4%, which was primarily attributable to an increase in other income of approximately $1,446,000 and an increase in foreign currency transaction gain of approximately $2,777,000, offset by an increase in interest expenses of approximately $3,524,000.

Income tax

We had income tax benefit of $nil and $70,992 for the years ended 2020 and 2019, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, which is normally effective for a period of three years. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd are High-tech enterprises and enjoy a favorable income tax rate of 15%.

Net loss

As a result of the factors described above, our net loss was $40,056,965 for the year ended December 31, 2020, compared to net loss of $31,951,211 for the year ended December 31, 2019, an increase of $8,105,754 or 25.4%.

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $39,865,640, or $0.18 per ordinary share (basic and diluted), for the year ended December 31, 2020, compared to net loss attributable to owners of the Company of $31,513,178, or $0.16 per ordinary share (basic and diluted), for the year ended December 31, 2019, a change of $8,352,462 or 26.5%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $2,937,074 for the year ended December 31, 2020, as compared to a foreign currency translation gain of $541,489 for the year ended December 31, 2019. This non-cash gain/loss had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2020 of $42,994,039, compared to comprehensive loss of $31,409,722 for the year ended December 31, 2019.

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

Software and services The Company generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to our customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. We bill for the services we have performed in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver the services to the customers.

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

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $541,489 for the year ended December 31, 2019, as compared to a foreign currency translation gain of $447,246 for the year ended December 31, 2018. This non-cash gain/loss had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2019 of $31,409,722, compared to comprehensive loss of $11,480,290 for the year ended December 31, 2018.

Critical accounting policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition, impairment of long-lived assets and goodwill, allowance for expected credit losses and valuation allowance for deferred tax assets.

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

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Advertising services

We derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer; the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to our customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. We bill for the services we have performed in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver the services to the customers.

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

As of December 31, 2020 and 2019, the Company assessed the impairment of its long-lived assets and identified impairment indications. The Company determined that there was no impairment of long-lived assets.

Impairment of goodwill

The Company assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the impairment test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the quantitative impairment test, the Company compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the excess is recognized as an impairment loss.

In 2020, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $3,619,968 of Zhong Chuan Rui You due to shift of the focus of business development.

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

Allowance for expected credit losses

Effective January 1, 2020, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The Company estimates its allowance for current expected credit losses based on an expected loss model, compared to prior periods which were estimated using an incurred loss model which did not require the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio. The impact related to adopting the new standard was not material. Certain changes resulting from the new standard impacted the Company’s description of its significant accounting policies compared to 2019.

The Company estimates its allowances for expected credit losses for accounts and other receivables by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. As of January 1, 2020, the methodologies that the Company uses to estimate the allowance for expected credit losses for accounts and other receivables are as follows:

Individually evaluated—The Company reviews all accounts and other receivables considered at risk semi-annually and performs an analysis based upon current information available about the customers and other debtors, such as financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, the Company determines the expected cash flow for the accounts and other receivables and calculates an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, the Company records a specific allowance.

Collectively evaluated—The Company determines its allowances for credit losses for collectively evaluated accounts and other receivables based on appropriate groupings.

The Company considers forward-looking macroeconomic variables such as gross domestic product, unemployment rates, equity prices and corporate profits when quantifying the impact of economic forecasts on its allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. The Company also considers the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Under this approach, forecasts of these variables over two years are considered reasonable and supportable. Beyond two years, the Company reverts to long-term average loss experience. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty.

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

The impact of an uncertain income tax positions on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2020, 2019 and 2018, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the potential effects of this ASU, however, does not expect that its adoption will have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. This ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2020 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically have relied on cash flow provided by operations and financing to supplement our working capital. At December 31, 2020 and 2019, we had cash balances of approximately $71,793 and $3,695,698, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2019 to December 31, 2020:

			December 31, 2019 to December 31, 2020
	December 31, 2020	December 31, 2019	Change	Percentage Change
Working capital (deficit) surplus:
Total current assets	$12,049,113	$40,972,561	$(28,923,448)	(70.6)%
Total current liabilities	73,613,138	30,687,759	42,925,379	139.9%
Working capital (deficit) surplus:	$(61,564,025)	$10,284,802	$(71,848,827)	(698.6)%

Our working capital decreased by $71,848,827 to a working capital deficit of $61,564,025 at December 31, 2020 from working capital of $10,284,802 at December 31, 2019. This decrease in working capital is primarily attributable to a decrease in accounts receivable, net of allowance for expected credit losses of approximately $6,024,000, a decrease in other receivable of approximately $19,075,000 and an increase in accrued liabilities and other payables of approximately $42,770,000. On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology to issue 21,794,872 preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement, the Company recognized it as a loan. Geely Technology may request the repayment after November of 2020, under such circumstance, the Company shall pay it back in January of 2021. On December 24, 2020, Geely Technology sent a notice of redemption and the loan was reclassified as current as of December 31, 2020. The Company is in negotiation for an extension with Geely Technology.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements. In February, 2021, the Company conducted three rounds of registered direct offerings and issued 87,829,962 common shares for $123.4 million in total.

Cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019

The following summarizes the key components of our cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Net cash used in operating activities	$(15,823,808)	$(18,263,544)
Net cash used in investing activities	(19,381,396)	(14,626,876)
Net cash provided by financing activities	31,538,418	35,440,253
Effect of foreign exchange rate changes	42,892	(46,364)
Net (decrease) increase in cash	$(3,623,894)	$2,503,469

Net cash flow used in operating activities was $15,823,808 for the year ended December 31, 2020 as compared to net cash flow used in operating activities of $18,263,544 for the year ended December 31, 2019, a decrease of $2,439,736.

Net cash flow used in operating activities for the year ended December 31, 2020 primarily reflected our net loss of approximately $40,056,965, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $5,597,000, amortization of right-of-use assets of approximately $409,000, exchange difference of approximately $2,019,000, loss on disposal of property and equipment of approximately $14,000, allowance for expected credit losses of approximately $17,005,000, share-based compensation expense of approximately $4,804,000, impairment of goodwill of approximately $3,620,000, loss on disposal of subsidiary of approximately $126,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $1,831,000, an increase in other receivables and prepayment of approximately $10,355,000, a decrease in deferred revenue of approximately $1,483,000, a decrease in lease liability of approximately $433,000, offset by an increase in accounts payable of approximately $1,078,000 and an increase in accrued liabilities and other payables of approximately $7,937,000.

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

Net cash flow used in investing activities was $19,381,396 for the year ended December 31, 2020 as compared to net cash flow used in investing activities of $14,626,876 for the year ended December 31, 2019. During the year ended December 31, 2020, we made partial payment for the acquisition of Saleya Holdings Limited (“Saleya”) as disclosed in the Form 6K filed on September 13, 2019 of approximately $18,743,810, disposal of subsidiary of approximately $126,000, investment of approximately $188,000, payment for the purchase of property, plant and equipment of approximately $34,000 and deposits for investments of approximately $290,000. During the year ended December 31, 2019, we made partial payment for the acquisition of Saleya Holdings Limited (“Saleya”) as disclosed in the Form 6K filed on September 13, 2019 of approximately $14,496,000, and payment for the purchase of property, plant and equipment of approximately $131,000.

Net cash flow provided by financing activities was $31,538,418 for the year ended December 31, 2020 as compared to net cash flow provided by financing activities of $35,440,253 for the year ended December 31, 2019. During the year ended December 31, 2020, we received loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,739,000 and received proceeds from the issuance of shares of approximately $9,882,432. During the year ended December 31, 2019, we received advances from related parties of approximately $1,629,000, received proceeds from the sale of shares of approximately $12,068,000 and loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,744,000.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities are contained in “Item 4. Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses”. In the years ended December 31, 2020, 2019 and 2018, we spent $9,401,883, $8,710,746 and $3,478,570, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The following tables summarize our contractual obligations as of December 31, 2020 (dollars in thousands), and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Accounts payable	$5,842	$5,842	$-	$-	$-
Accrued liabilities and other payables	63,974	61,310	2,664	-	-
Acquisition of Saleya	66,997	66,997	-	-	-
Investment in a subsidiary	3,633	-	-	-	3,633
Lease liability	337	337	-	-	-
Total	$140,783	$134,486	$2,664	$-	$3,633

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	52	Chief Executive Officer, Chairman and Director
Dongpu Zhang	52	President and Director
Baomin Li	51	Chief Technical Officer
Jie Yu	36	Chief Financial Officer
David Wei Tang (1)(2)(4)	55	Director
Jin Meng Bryan Yap (1)(3)(4)	57	Director
Yang Zhou(1)(2)(3)(4)	36	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Qualifies as “independent” based on NASDAQ listing rules.

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

Dongpu Zhang was appointed as the President of the Company effective on August 25, 2018 and was appointed as a director of the Company on August 18, 2020. Mr. Dongpu Zhang has served as the General Manager of Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Superengine Suzhou”) and the Chief Executive Officer of Superengine Holding Limited since September 2016. From February, 2014 to August, 2016, Mr. Zhang served as vice president of Industrial Development Group under China Fortune Land Development Co., Ltd. From March, 2009 to February, 2014, Mr. Zhang served as the vice president of Aerospace Science and Technology Holding Group Co., Ltd. Mr. Zhang receive his Master Degree of Computer Science from Harbin Institute of Technology in 1994 and his Bachelor Degree of information system from Changsha Institute of technology in 1991.

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

Mr. David Wei Tang was appointed as a director of our company on December 15, 2019. Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology, from 2016 to 2018. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang also serves as Chair of Audit Committee of HXD. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

Mr. Jin Meng Bryan Yap was appointed as a director of our company on December 15, 2019, Mr. Yap has extensive experience in investment banking, financial and business consulting, financial structuring, capital raising, portfolio optimization and balance sheet restructuring. He is currently the CEO and Managing Director of Daun Consulting Singapore Pte Ltd, a single family office focusing on consulting and selective investments, a position he has held since 2008. He is also currently serving as the Honorary Treasurer of the ACI (Financial Markets Association) – Singapore since 2001.

Ms. Yang Zhou, was appointed as a director of our company on On January 18, 2021, Ms. Zhou has been the Managing Director of Tongxi Asset Management Co., Ltd. since September 2019. She was appointed as the Managing Director of Beijing Shengsheng Dingsheng Investment Management Co., Ltd. in April 2016, a position that she held until September 2019. Previous to Beijing Shengsheng Dingsheng Investment Management Co., Ltd., she worked in the Mergers and Acquisitions Department of Ambow Education Group. Ms. Zhou holds a master’s degree in finance from Tulane University and an MBA from Concordia University Wisconsin.

B. COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately $468,054 in cash compensation to our independent directors for serving on our board of directors.

In addition, in September of 2020, the Company issued 787,916 ordinary shares to certain former and current directors as compensation for their services.

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

C. BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Messrs. Xuesong Song, Dongpu Zhang, David Wei Tang, Jin Meng Bryan Yap and Ms. Yang Zhou. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are subject to a four-year term of office and hold office until their resignation, death or removal. A director will be removed from office if, among other things, there is a willful and continuous failure by the director to substantially perform his duties to our company (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by the director in gross misconduct materially and demonstrably injurious to our company.

Director Independence

Our board of directors consists of five members; Messrs. David Wei Tang, Jin Meng Bryan Yap and Ms. Yang Zhou have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”). The terms of each of our directors expire on December 14, 2023.

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Ms. Yang Zhou, Messrs. David Wei Tang, and Jin Meng Bryan Yap. Ms. Yang Zhou, having accounting and financial management expertise, serves as the Chairman of the audit committee and is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our board of directors has determined that each of these persons meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our Chief Executive Officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Yang Zhouand David Wei Tang, with Mr. David Wei Tang serving as the Chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Jin Meng Bryan Yap and Yang Zhou, with Mr. Jin Meng Bryan Yap serving as the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have posted our code of business conduct and ethics code on our website at http://www.luokung.com.

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

D. EMPLOYEES.

As of December 31, 2020 and 2019, we had a total of 180 and 182 full-time employees, including 65 and 90 in research and development, 10 and 19 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E. SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2020, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2020. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2020 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 239,770,000 ordinary shares outstanding on December 31, 2020.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)	38,156,430	15.91%
Dongpu Zhang, President (2)	2,321,792	0.97%
Directors and executive officers as a group (7 persons)	42,869,162	17.88%

(1)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 1,000,000 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(2)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

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

As of December 31, 2019 we had amount due from a related party, Ya Tuo Ji International Consultancy (Beijing) Limited, in the amounts of $0.2 million. These amounts due from related parties are short term in nature, non-interest bearing, unsecured and repayable on demand.

As of December 31, 2020 and 2019 had amounts due to related parties, Mr. Song, C Media, Beijing Zhongan Huitong Information Technology Co., Ltd. and Vision Capital Profits Limited, in the amounts of $6 thousand and $Nil; $0.2 million and $0.06 million; $14 thousand and $Nil; $0.1 million and $0.1 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

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

Not applicable.

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

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYITechnology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $400,000 (RMB 2,610,000). The Court ruled that the economic loss amounts to $41,000 (RMB270,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. The Court ruled that the economic loss amounts to $21,000 (RMB140,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

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

B. SIGNIFICANT CHANGES.

N/A

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Capital Market. Our ordinary shares trade under the ticker symbol “LKCO”.

B. PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

The primary trading market for our ordinary shares is the NASDAQ Capital Market. Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “LKCO”.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands laws.

Our memorandum of association and articles of association authorize the issuance of up to 524,295,182 shares, which are designated into (i) 500,000,000 ordinary shares of par value $0.01 each (“Ordinary Shares” and each an “Ordinary Share”), (ii) 1,000,000 preferred shares of par value $0.01 each (“Preferred Shares” and each a “Preferred Share”), (iii) 21,794,872 series A preferred shares of par value $0.01 each (“Series A Preferred Shares” and each a “Series A Preferred Share”) and (iv) 1,500,310 series B preferred shares of par value $0.01 each (“Series B Preferred Shares” and each a “Series B Preferred Share”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of our company.

The following is a summary of the material provisions of our ordinary shares and our memorandum of association and articles of association.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of our Ordinary Shares who are non-residents of the British Virgin Islands may freely hold and vote their shares.

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of our company confers on the holder:

(a)	the right to one vote at a meeting of the members of our company or on any resolution of members;

(b)	the right to an equal share in any distribution paid by our company; and

(c)	the right to an equal share in the distribution of the surplus assets of our company on a winding up.

Preferred Shares

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of our company confers on the holder:

(a)	the right to 399 votes at a meeting of the members of our company or on any resolution of members;

(b)	the right to an equal share in any distribution paid by our company;

(c)	the right to an equal share in the distribution of the surplus assets of our company on a winding up;

(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions (as defined in our articles of association), subject to Applicable Law (as defined in our articles of association); and

(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion (as defined in our articles of association) of such Preferred Share(s) into Ordinary Share(s).

Each Preferred Share shall be automatically converted at any time after issue and without the payment of any additional sum into an equal number of fully paid Ordinary Shares upon the conclusion of any transfer by Mr. Xuesong Song to any third party through one or more Public Transactions (as defined in our articles of association).

Series A Preferred Shares

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Series A Preferred Share of the Company confers on the holder:

(a) no right to vote at a meeting of the members of our company or on any resolution of members;

(b) the right to an equal share in any distribution paid by our company;

(c) the right to an equal share in the distribution of the surplus assets of our company on our liquidation;

(d) the right, at such holder’s sole discretion, to convert all or any portion of the holder’s Series A Preferred Shares into Ordinary Shares at any time commencing after the date of issue of such Series A Preferred Shares. The conversion rate for the Series A Preferred Shares shall be one (1) Ordinary Share for every one (1) Series A Preferred Share. Before any holder of Series A Preferred Shares shall be entitled to convert the same into Ordinary Shares and to receive certificate(s) for such Ordinary Shares, he shall surrender the certificate(s) for his Series A Preferred Shares at the office of our company and shall give written notice to our company at such office that he elects to convert the same. Our company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Shares a certificate(s) for the number of Ordinary Shares to which he shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate(s) for the Series A Preferred Shares to be converted, and the person or persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder(s) of such Ordinary Shares on such date. The directors may effect conversion in any matter permitted by law including, without prejudice to the generality of the foregoing, repurchasing or redeeming the relevant Series A Preferred Shares and applying the proceeds towards the issue of the relevant number of new Ordinary Shares. The provisions of clause 8(3)(e) of our memorandum of association shall not apply to the Ordinary Shares so converted; and

(e) the right, at such holder’s sole discretion, to require the redemption or repurchase by our company of all or any portion of the holder’s Series A Preferred Shares (the “Purchased Shares”) in cash at a Repurchase Price defined below upon the following events: (1) six (6) months after the closing date as defined in the share subscription agreement entered into between our company and Geely Technology dated 13 November 2019 (the “Share Subscription Agreement”); (2) the proposed acquisition of eMapgo Technologies (Beijing) Co., Ltd. (the “Proposed Acquisition”) by our company is terminated; (3) our company breaches the Share Subscription Agreement; or (4) within six (6) months from the closing date as defined in the Share Subscription Agreement provided that our company has sufficient funds after completing the Proposed Acquisition by our company. The repurchase price for each Series A Preferred Shares shall be the higher of (i) US$1.95 per share; or (ii) the US dollars equivalent to RMB13.7648 per share (the “Repurchase Price”), where the exchange rate shall be the central parity rate between RMB and USD published by the People’s Bank of China the day before Geely Technology issues the repurchase notice, plus an eight percent (8%) annual simple interest rate basis calculated from the date such Repurchase Price was fully paid until the date of full payment of the Repurchase Price, which shall be made in a lump sum on the date of the payment of the Repurchase Price, plus all declared but unpaid dividends with respect to the Series A Preferred Shares. Before any holder of Series A Preferred Shares shall be entitled to require the redemption or repurchase by our company of all or any portion of the holder’s Series A Preferred Shares, he shall surrender the certificate(s) for his Series A Preferred Shares at the office of our company and shall give written notice to our company (the “Redemption Notice”) at such office that he elects to require the redemption or repurchase by our company of the same. Our company shall pay the corresponding Repurchase Price within sixty (60) days following twelve (12) months after the Purchased Shares are issued.

Series B Preferred Shares

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Series B Preferred Share of our company confers on the holder:

(a) Subject to compliance with the requirements of the laws of the Hong Kong Special Administrative Region of the People’s Republic of China and other restrictions under the purchase agreement entered into by and among our company, Zhi-Xun Wang and Hong-Bin Lu (the “Parties”) and other parties named therein on 27 August 2019 and the supplemental agreement entered into by and among the Parties and other parties on 11 October 2019, the Series B Preferred Shares shall be redeemable at the option of holders of the Series B Preferred Shares by delivery of a written request to the Purchaser (“Redemption Request”) within the period from 6th month to 12th month after its issuance. Our company cannot reject such Redemption Request and shall make the best efforts to implement such redemption by paying cash within 10 working days after receipt of the Redemption Request. The redemption price for each Series B Preferred Share redeemed shall be an amount of USD equivalent to RMB28.75 per share plus an internal rate of return of 10% per year.

(b) Any Series B Preferred Share may, at the option of the holder thereof, be converted into fully-paid and non-assessable Ordinary Shares without any restrictions under the Securities Act of 1933, the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, this memorandum or any other contracts within the period from 9th month to 12th month after its issuance. The conversion ratio for Series B Preferred Shares to Ordinary Shares shall be 1:1.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands laws, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

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

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law and our memorandum of association and articles of association, (i) our shareholders may amend our memorandum of association and articles of association by a resolution of shareholders, or (ii) our board of directors may amend our memorandum of association and articles of association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

●	restrict the rights of the shareholders to amend the memorandum of association and articles of association;

●	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum of association and articles of association;

●	amend the memorandum of association and articles of association in circumstances where the memorandum of association and articles of association cannot be amended by the shareholders; or

●	amend the provisions of memorandum of association or the articles of association pertaining to “rights, privileges, restrictions and conditions attaching to shares,” “rights not varied by the issue of shares pari passu,” “variation of class rights” and “amendment of memorandum and articles of association”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors may pass a written resolution (a) by such majority of the votes of the directors entitled to vote on the resolution as may be specified in the memorandum of association or articles of association or (b) in the absence of any provision in the memorandum of association or the articles of association, by all the directors entitled to vote on the resolution. Our articles of association provide that a resolution consented to in writing by the directors may be passed by a simply majority of the directors or of all members of the committee, as the case may be.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, subject to the memorandum or articles of association, an action that may be taken by members of the company at a meeting of shareholders may also be taken by a resolution of shareholders consented to in writing. Our articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise 30% or more of our outstanding voting shares in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they fall due and the value of our assets exceeds our liabilities.

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

C. MATERIAL CONTRACTS.

On January 25, 2018, the Company executed an Asset Exchange Agreement (“AEA”) with C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), whereby the Company agreed to purchase all the capital stock and equity interests of LK Technology Ltd, together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all respective subsidiaries from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share, (ii) 1,000,000 preferred shares of Kingtone (“Preferred Shares”) and (iii) all issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya from Saleya’s shareholders for an aggregate purchase price of RMB 836 million (approximately equivalent to $120 million), which includes approximately RMB 709 million (approximately equivalent to $101 million) in cash and the remaining RMB 127 million (approximately equivalent to $18 million) will be paid by issuance of the ordinary shares of our company at the conversion rate of $7 per share. In connection with its acquisition of Saleya, as of December 31, 2019 and on January 21, 2020, the Company made a partial cash payment of $14,334,451 and $18,539,343, respectively, and on February 5, 2020 it issued 2,708,498 common shares to certain shareholders of Saleya in accordance with Share Purchase Agreement. On December 5, 2020, the Company issued 1,500,310 of Series B preferred shares to two of the Saleya’s shareholders instead of a cash payment of $6,182,000 (RMB43,128,000) as a change of consideration for the acquisition of Saleya, On March 17, 2021, the Company closed on the acquisition of 100% equity interests in EMG, which is now a wholly-owned subsidiary of the Company.

On May 10, 2019 and November 6, 2020, the Company entered into a Stock Purchase Agreement and The Supplementary Agreement to Stock Purchase Agreement with the shareholders of Botbrain, a limited liability company incorporated under the laws of the British Virgin Islands, pursuant to which the Company acquired 67.36% of the issued and outstanding shares of Botbrain for an aggregate purchase price of $2.5 million (RMB 16.4 million), of which $1.5 million (RMB 9.6 million) was to be paid in cash to obtain 20% of Botbrain and the Company issued 1,789,618 ordinary shares to acquire the remaining 47.36% of Botbrain. The closing of the acquisition was completed on December 4, 2020.

On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology to issue 21,794,872 series A preferred shares of the Company at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement, the Company recognized $32,910,257 as a loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely Technology may request the repayment after November of 2020, under such circumstance, the Company shall pay it back in January of 2021. On December 24, 2020, Geely Technology sent a notice of redemption. The Company is in negotiation for an extension with Geely Technology.

On November 13, 2019, the Company entered into a Securities Purchase Agreement with Acuitas Capital, LLC. and a Warrant to purchase the Company’s ordinary shares pursuant to which the Purchaser subscribed to purchase up to $100,000,000 of units with up to a $10,000,000 subscription at each closing, with each Unit consisting of one ordinary share and one warrant, where each whole warrant entitles the holder to purchase one ordinary share. The Securities Purchase Agreement contemplates periodic closings of $10,000,000. On July 16, 2020, the Company held the first closing pursuant to the Purchase Agreement and received $10,000,000. The Purchaser had received 7,763,975 ordinary shares on November 13, 2019 in consideration for such $10,000,000. The Purchaser also exercised the Warrant and received 15,897,663 ordinary shares upon the exercise of the Warrant. On December 31, 2020, the Purchase Agreement has been terminated.

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000. Pursuant to the preferred stock subscription agreement the first closing will not occur until July 2020 and such closing will be for $13,500,000. Subsequent closings will occur on August 31 and September 30, 2020 for $13,500,000 and $18,000,000, respectively. However, due to the impact of the travel restriction as a result of Covid-19 between Hong Kong and Mainland China, Daci Haojin has not fulfilled their US dollars subscription obligations under the Preferred Financing Agreement and no such closings have occurred. As of September 30, 2020, Daci Haojin has wired RMB 18.4 million (USD 2.8 million) to the Company and has represented to the Company that they are working to be able to comply with their contractual obligations to fund the $45,000,000 to the Company. The Company cannot give any assurances as to whether it will receive any monies from Daci Haojin pursuant to the Preferred Financing Agreement.

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

Relevant Regulations of High-tech Enterprises

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the certain standards on April 14, 2008 to certify High-tech enterprises and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as a High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology industries are recognized as High-tech fields. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited and Superengine Graphics Software Technology Development (Suzhou) Co., Ltd are a High-tech enterprise and enjoys a favorable income tax rate of 15%.

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

British Virgin Islands Taxation

Under the laws of the British Virgin Islands as currently in effect, a holder of the securities who is not a resident of the British Virgin Islands is not liable for British Virgin Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the British Virgin Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

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

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS.

None.

H. DOCUMENTS ON DISPLAY.

We previously filed a registration statement on Form F-1 (File No. 333-166056) with the SEC relating to our initial public offering in May 2010. This annual report does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this annual report to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. In addition, we file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may read and copy the registration statement, the related exhibits and other materials we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C.20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, 100020 or telephoning us at (86) 10-85866721.

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2020, we had a loan from Geely Technology which bears interest at a fixed rate of 8% per annum. If we borrow money with variable interest in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $2,937,074 loss and $541,489 gains as of the fiscal years ended December 31, 2020 and 2019, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2020 at RMB6.5243 to $1.00 as compared to RMB6.9762 to $1.00 at December 31, 2019. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal years ended December 31, 2020 and 2019 were RMB6.9001 and RMB6.8985 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2020 was 6.7% higher than that of the same period in 2019. China consumer price index in December 2019 was 2.6% higher than that of the same period in 2018. China consumer price index in December 2018 was 0.1% higher than that of the same period in 2017.China consumer price index in December 2017 was 0.3% lower than that of the same period in 2016. China consumer price index in December 2016 was 0.5% higher than that of the same period in 2015. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Management assessed our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2020 was not effective because of the following material weakness:

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2020 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Ms. Yang Zhou qualifies as an audit committee financial expert. Our board of directors has determined that Ms. Yang Zhou, Messrs. David Wei Tang, Jin Meng Bryan Yap and Zhihao Xu meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have posted the code on our website at http://www.luokung.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following is a summary of the fees billed to the Company by its principal independent registered accounting firm for professional services rendered for the years ended December 31, 2020 and 2019 (in US dollars):

	Year Ended December 31,
	2020	2019
Audit Fees	$325,000	$325,000
Audit-Related Fees	50,000	160,000
TOTAL	$375,000	$485,000

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below.

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2020. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report. The Financial Statements begin on page F-1.

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
Xuesong Song
Chief Executive Officer (principal executive officer)

May 14, 2021

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp., as currently in effect. [Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2	Form of American Depositary Receipt. [Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056)].

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

2.4	Description of Registrant’s Securities

4.1*	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.2*	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.3**	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.4**	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.5**	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.6	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. [Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on October 4, 2018].

4.7	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 27, 2018].

4.8**	Power of Attorney by Weili Chen, dated August 31, 2015.

4.9**	Power of Attorney by Ping Wang, dated August 31, 2015.

4.10**	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.11**	Power of Attorney by Xuesong Song, dated August 31, 2015.

4.12**	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

4.13**	Employment Agreement, dated August 19, 2018, by and between Luokung Technology Corp. and Jie Yu.†

4.14	Securities Purchase Agreement with Honbridge Holdings Limited. [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on January 17, 2019].

Exhibit Number	Description
4.15	Share Purchase Agreement as to the acquisition of Saleya. [Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on September 13, 2019].

4.17	Supplemental Agreement as to the acquisition of Saleya. [Incorporated by reference to the Company’s Current Report on Form 6-K filed on October 17, 2019.]

4.18	English translation of Share Subscription Agreement with Geely Technology Group Co., Ltd. [Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.19	English translation of Loan Agreement with Hangzhou Maijie Investment Co., Ltd. [Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.20	Securities Purchase Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 3, 2019].

4.21	Warrant Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on December 3, 2019].

4.22	2018 Omnibus Incentive Plan of the Company. [Incorporated by reference to the Company’s Current Report on Form S-8 filed on April 17, 2020].

4.23	English translation of Preferred Stock Subscription Agreement and Supplemental Agreement with Daci Haojin Foundation Limited. [Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics. [Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 24, 2019].

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

15.1	Consent of Moore Stephens CPA Limited

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on October 12, 2018

†	Indicates management contract or compensatory plan, contract or arrangement.

Luokung Technology Corp. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luokung Technology Corp. and. subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill and intangible assets

Description of the Matter

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company’s goodwill and intangible balances amounted to $11,957,839 and $42,716,594, respectively, as at December 31, 2020. As discussed in Note 10 to the consolidated financial statements, the Company recognized impairment of goodwill of $3,619,968 associated with the acquisition of Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”) in 2014. In addition, intangible assets included patents of $41,869,413 recognized in connection with the acquisition of Superengine Holding Limited (“Superengine”) in 2018. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually and intangible assets are tested for impairment when events and circumstances exist that indicate the carrying value of intangibles may not be recoverable. Auditing management’s annual quantitative goodwill and intangible assets impairment tests was complex and involved a high degree of subjectivity due to the significant estimation required in determining the fair value of the reporting units and the intangible assets. The fair value estimates related to the Company’s reporting units and the intangible assets were sensitive to significant assumptions such as discount rates, revenue growth rates, operating margins, working capital rates, royalty rates, and terminal growth rates, which are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of controls over the Company’s quantitative goodwill and intangible assets impairment tests. For example, we tested the significant assumptions used to develop the estimate including forecasted revenue growth rates and profitability, discount rates and the completeness and accuracy of the data used in the calculations. To test the estimated fair value of the Company’s reporting units and intangible assets, we performed audit procedures that included, among others, assessing fair value methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we obtained contracts to support forecasted revenue, and we compared the significant assumptions used by management to current industry, market and economic trends, to historical results of the Company's business and other guideline companies within the same industry and to other relevant factors. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units and intangible assets that would result from changes in the assumptions. We evaluated the independence, qualifications of, and the methodologies employed by, the third-party specialist engaged by the Company to assist in estimation of the fair value of goodwill and intangible assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Allowance for expected credit losses on accounts and other receivables

Description of the Matter

At December 31, 2020, the Company’s had gross accounts receivable of $26,941,374 offset by an allowance for expected credit losses of $22,960,432, and gross other receivables of $16,303,017 offset by an allowance for expected credit losses of $9,189,616. As discussed in Note 2 to the consolidated financial statements, the Company recognizes an allowance for expected credit losses over the life of accounts and other receivables. Management measures expected losses on an individual basis and collectively where similar risk characteristics exist using historical default experience to estimate an allowance. In addition to adjusted historical default, current economic conditions and estimates of forward-looking information including reasonable and supportable forecasts are also considered. To the extent that situations and trends arise which are not captured in management’s model, management will layer on additional qualitative adjustments.

Auditing management’s estimates of the allowance for credit losses for accounts and other receivables involves a high degree of complexity in testing the model and modeling assumptions used to derive the segmentation level loss estimates utilized in the allowance calculation. Additionally, in light of the current economic environment, auditing the estimate is complex due to the judgments necessary to evaluate management’s qualitative assessments of how to adjust the historical default experience, as well as the macro-economic forecast to estimate current expected credit losses over the life of the accounts and other receivables.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s controls over the allowance for expected credit losses process, including management’s review and approval of models used to calculate the estimate and the evaluation of the completeness and accuracy of data inputs, assumptions, and outputs of those models.

We tested the quantitative model methodology, modeling assumptions, model calculation and clerical accuracy of the segmentation level loss estimates. We tested the completeness and accuracy of historical data. We evaluated management’s identification of historical loss periods used in the models. We also assessed management’s adjustments to historical loss data and evaluated whether those adjustments were reflective of management’s current expected loss estimates, and consistent with the underlying supporting documentation for any such quantitative adjustments. We evaluated the inputs used by management in determining the qualitative adjustments for consistency with management’s evaluation framework. We tested the completeness and accuracy of underlying portfolio and macro-economic data considered by management in determining the qualitative adjustments. We also inspected management’s documentation of the evaluation of adjustments considered for consistency with the underlying data and evaluated the reasonableness of the qualitative adjustments recorded. We evaluated the reasonableness of the overall allowance estimate, inclusive of the adjustments for qualitative factors, through comparison of historical estimation results to actual recorded losses. We also reviewed subsequent events and transactions and considered whether they corroborated or contradicted the Company’s estimation conclusion.

/s/ Moore Stephens CPA Limited

Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong

May 14, 2021

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash	$71,793	$3,695,687
Accounts receivable, net of allowance for expected credit losses	3,980,942	10,004,951
Other receivables and prepayment	7,996,378	27,071,241
Amounts due from related parties	-	200,682
Total current assets	12,049,113	40,972,561
Non-current assets:
Property and equipment, net	514,363	588,881
Intangible assets, net	42,716,594	47,299,120
Goodwill	11,957,839	11,728,600
Investment	196,798	-
Right-of-use assets	369,747	670,604
Other receivables, net (long term)	61,378,420	16,636,403
Total non-current assets	117,133,761	76,923,608
TOTAL ASSETS	129,182,874	117,896,169
Liabilities
Current liabilities:
Accounts payable	5,841,511	4,314,162
Accrued liabilities and other payables	66,467,084	23,697,143
Contract liabilities	657,542	2,067,357
Lease liabilities – current portion	336,537	431,995
Amounts due to related parties	310,464	177,102
Total current liabilities	73,613,138	30,687,759
Non-current liabilities:
Lease liabilities – non-current portion	-	296,481
Accrued liabilities and other payables	2,663,835	32,938,926
Deferred tax liabilities	211,796	-
Total non- current liabilities	2,875,631	33,235,407
TOTAL LIABILITIES	76,488,769	63,923,166

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred shares, $0.01 par value; 24,295,182 shares authorized, issued and outstanding at December 31, 2020; 22,794,872 shares authorized, issued and outstanding at December 31, 2019	242,952	227,949
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 239,770,000 and 209,081,533 shares issued and outstanding at December 31, 2020 and 2019	2,397,701	2,090,816
Additional paid-in capital	164,753,586	124,092,191
Accumulated deficit	(113,242,512)	(73,376,872)
Accumulated other comprehensive (loss) income	(1,523,978)	1,372,074

Total equity attributable to owners of the company	52,627,749	54,406,158
Non-controlling interest	66,356	(433,155)

Total Shareholders’ Equity	52,694,105	53,973,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$129,182,874	$117,896,169

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2020	2019	2018
Revenues	$18,263,788	$18,779,172	$21,042,363
Less: Cost of revenues	17,479,479	14,976,016	6,938,063
Less: Operating expenses:
Selling and marketing	1,708,222	3,764,792	14,695,165
General and administrative	29,925,057	22,844,383	6,750,417
Research and development	9,401,883	8,710,746	3,478,570
Total operating expenses	41,035,162	35,319,921	24,924,152
Loss from operations	(40,250,853)	(31,516,765)	(10,819,852)
Other income (expense):
Interest expense	(3,625,748)	(102,084)	(80,184)
Foreign exchange gains (losses), net	2,078,714	(698,211)	(1,204,001)
Other income, net	1,740,922	294,857	250,510
Total other income (expense), net	193,888	(505,438)	(1,033,675)
Loss before income taxes	(40,056,965)	(32,022,203)	(11,853,527)
Income tax benefit (expense)	-	70,992	(74,009)
Net loss	$(40,056,965)	$(31,951,211)	$(11,927,536)
Less: Net loss attributable to non-controlling interest	191,325	438,033	-
Net loss attributable to owners of the Company	$(39,865,640)	$(31,513,178)	$(11,927,536)
Comprehensive loss:
Net loss	(40,056,965)	(31,951,211)	(11,927,536)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(2,937,074)	541,489	447,246
Comprehensive loss	$(42,994,039)	$(31,409,722)	$(11,480,290)
Less: Comprehensive loss attributable to the non-controlling interest	41,022	(4,878)	-
Comprehensive loss attributable to owners of the Company	$(42,953,017)	$(31,414,600)	$(11,480,290)

Net loss per ordinary share:
Basic and Diluted	$(0.18)	$(0.16)	$(0.16)

Weighted average number of ordinary shares outstanding Basic and Diluted	221,984,037	201,005,995	72,919,624

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	Equity
Balance as of December 31, 2017	1	1	-	-	41,819,685	(29,936,158)	388,217	-	12,271,745

Issuance of preferred shares	-	-	1,000,000	10000	(10,000)	-	-	-	-

Issuance of ordinary shares	185,412,599	1,854,126	-	-	(1,854,126)	-	-	-	-

Adjustment due to the assets exchange	1,684,999	16,849	-	-	177,880	-	-	-	194,729

Acquisition of Superengine	12,219,959	122,200	-	-	59,877,800	-	-	-	60,000,000

Capital contribution from C Media	-	-	-	-	2,114,575	-	-	-	2,114,575

Net loss	-	-	-	-	-	(11,927,536)	-	-	(11,927,536)

Foreign currency translation adjustment	-	-	-	-	-	-	447,246	-	447,246

Balance as of December 31, 2018	199,317,558	1,993,176	1,000,000	10,000	102,125,814	(41,863,694)	835,463	-	63,100,759

Issuance of preferred shares	-	-	21,794,872	217,949	9,986,377	-	-	-	10,204,326

Issuance of ordinary shares	9,763,975	97,640	-	-	11,980,000	-	-	-	12,077,640

Net loss	-	-	-	-	-	(31,513,178)	-	(438,033)	(31,951,211)

Foreign currency translation adjustment	-	-	-	-	-	-	536,611	4,878	541,489

Balance as of December 31, 2019	209,081,533	$2,090,816	22,794,872	$227,949	$124,092,191	$(73,376,872)	$1,372,074	$(433,155)	$53,973,003

Issuance of ordinary shares	28,898,849	288,989	-	-	33,518,112	-	-	-	33,807,101

Issuance of preferred shares	-	-	1,500,310	15,003	6,123,201	-	-	-	6,138,204

Net loss	-	-	-	-	-	(39,865,640)	-	(191,325)	(40,056,965)

Acquisition of subsidiaries	1,789,618	17,896	-	-	1,020,082	-	-	731,858	1,769,836

Foreign currency translation adjustment	-	-	-	-	-	-	(2,896,052)	(41,022)	(2,937,074)

Balance as of December 31, 2020	239,770,000	$2,397,701	24,295,182	$242,952	$164,753,586	$(113,242,512)	$(1,523,978)	$66,356	$52,694,105

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(40,056,965)	$(31,951,211)	$(11,927,536)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,597,137	5,852,321	5,120,727
Amortization of right-of-use assets	408,843	625,036	-
Bad debts written off	-	-	944,480
Exchange difference	(2,019,441)	506,447	1,338,857
Loss on disposal of property and equipment	13,663	45,883	-
Allowance for expected credit losses	17,005,297	12,318,303	1,845,370
Share-based compensation expense	4,804,378	-	-
Gain on derecognisation of lease	(65,479)	-	-
Write back of accounts and other payables	(169,886)	(79,438)	-
Impairment of goodwill	3,619,968	-	-
Impairment of intangible assets	-	-	724,437
Impairment of property and equipment	-	95,471	1,228,362
Loss on disposal of a subsidiary	126,373	-	-
Changes in assets and liabilities:
Accounts receivable	(1,830,920)	419,941	(16,319,139)
Other receivables and prepayment	(10,355,091)	(4,698,887)	2,433,455
Accounts payable	1,078,131	22,486,090	(2,108,736)
Accrued liabilities and other payables	7,936,699	(24,056,587)	10,683,568
Deferred revenue	(1,483,240)	810,591	(962,730)
Change in lease liability	(433,275)	(566,512)	-
Tax payable	-	(70,992)	74,009
Net cash used in operating activities	(15,823,808)	(18,263,544)	(6,924,876)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(33,974)	(131,261)	(32,691)
Proceeds from return of deposits	-	-	604,467
Cash received from acquisition subsidiaries	-	-	612,692
Partial payment made for acquisition of a subsidiary	(18,743,810)	(14,495,905)	-
Disposal of subsidiary	(126,374)	-	-
Increase in investment	(188,403)	-	-
Deposit for investments	(289,851)	-	-
Proceeds from disposal of property and equipment	-	290	-
Net cash inflow from acquisition of subsidiaries	1,016	-	-
Net cash (used in) provided by investing activities	(19,381,396)	(14,626,876)	1,184,468

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment to) Advances from related parties	(82,829)	1,628,846	6,874,994
Proceeds from issuance of debt	21,738,815	21,743,857	-
Proceeds from issuance of shares	9,882,432	12,067,550	-
Net cash provided by financing activities	31,538,418	35,440,253	6,874,994

Effect of foreign exchange rate changes	42,892	(46,364)	(14,747)

Net (decrease) increase in cash	(3,623,894)	2,503,469	1,119,839
Cash at beginning of year	3,695,687	1,192,218	72,379

Cash at end of year	$71,793	$3,695,687	$1,192,218

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	(433,275)	(566,512)	-
Interest paid	3,504	102,084	80,184
Income taxes paid	-	-	-
Non- cash investing and financing transaction:
Right-of-use assets obtained in exchange for new operating lease liabilities	889,403	833,108	-
Share-based compensation expense	4,804,378	-	-

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Luokung Technology Corp. (“LKCO”), formerly Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone Wireless”) was incorporated in the British Virgin Islands on October 27, 2009 under the name of Reizii Capital Management Limited. It has wholly-owned subsidiaries and a variable interest entity (“VIE”). Its wholly-owned subsidiaries include: Topsky Info-tech Holdings Pte Ltd. (“Topsky”), which was established in Singapore on November 3, 2009, and Xi’an Softech Co., Ltd. (“Softech”), which was established in Xi’an, Shaanxi Province, China on November 27, 2009 by Topsky. Its VIE is Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) which was incorporated in Xi’an, Shaanxi province, China on December 28, 2001.

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

On August 17, 2018, Kingtone Wireless consummated an asset exchange transaction, pursuant to which it exchanged all issued and outstanding capital stock in Topsky Info-Tech Holdings Pte Ltd., the parent of Softech, for the issued and outstanding capital stock of LK Technology Ltd. (“LK Technology”) (the “Asset Exchange”). In connection with the Asset Exchange, Kingtone Wireless changed its name to Luokung Technology Corp. on August 20, 2018, and on September 20, 2018, issued to the shareholders of C Media Limited (“C Media”), the former parent of LK Technology, (i) 185,412,599 of its ordinary shares, par value $0.01 per share and (ii) 1,000,000 of its preferred shares. Upon the consummation of the Asset Exchange, LKCO ceased the previous business operations and became a company focused on the provision of Wi-Fi and mobile application products for long distance rail travelers in China.

Following the consummation of the Asset Exchange, on October 4, 2018, LKCO changed its fiscal year end from September 30 to the fiscal year end of LK Technology, December 31.

On August 25, 2018, LK Technology entered into a Stock Purchase Agreement with the shareholders of Superengine Holding Limited (“Superengine”), a limited liability company incorporated under the laws of the British Virgin Islands, pursuant to which LK Technology acquired all of the issued and outstanding shares of Superengine for an aggregate purchase price of US$60 million (the “Purchase Price”), which was paid by the issuance of its Ordinary Shares in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. Further details are in Note 3.

On May 10, 2019 and November 6, 2020, LK Technology entered into a Stock Purchase Agreement and The Supplementary Agreement to Stock Purchase Agreement with the shareholders of Botbrain AI Limited (“Botbrain”), a limited liability company incorporated under the laws of the British Virgin Islands, pursuant to which LK Technology acquired 67.36% of the issued and outstanding shares of Botbrain for an aggregate purchase price of $2.5 million (RMB 16.4 million), of which $1.5 million (RMB 9.6 million) was to be paid in cash to obtain 20% of Botbrain; and LKCO issued 1,789,618 ordinary shares to acquire the remaining 47.36% of Botbrain. The closing of the acquisition was completed on December 4, 2020.

LKCO, its subsidiaries and its VIEs (collectively the “Company”) operate two core business brands, “Luokuang” and “SuperEngine”, Luokuang is a mobile application service for long-distance travel in the People’s Republic of China (the “PRC”), which is built as an location-based social contents and services distribution platform. It offers functions based on various travel scenarios, e.g. information, entertainment, travel, e-commerce, Online to Offline (“O2O”), advertising, etc. In the first half of 2019, the Company gradually terminated the Wi-Fi provisions for express trains because the increase in numbers of high-speed trains led to the shrinkage of the passenger trips of express trains. At the beginning of 2019, the Company established a Luokung Location-based services (“LBS”) Data Marketing Platform (“LLDMP”) that combines its LBS capability with existing advertising tools. Its LBS capability includes indoor floor maps, location information, and point of interest for more than twenty thousand commercial buildings, which cover high speed train stations, shopping malls, airports and other locations with significant pedestrian traffic. SuperEngine provides spatial temporal big data services, including Platform as a Service (“PaaS”), Software as a Service (“SaaS”) and Data as a Service(“DaaS”), based on its self-developed patented technology which can be applied in Mobile Internet LBS, Intelligent Transportation, Autonomous Driving, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on.

As of December 31, 2020, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar 3, 2011	BVI	100%

Dream Beyond Global Limited	Dec 12, 2018	BVI	100%

Superengine Holding Limited	Jun 14, 2018	BVI	100%

MMB Limited	Apr 11, 2013	Hong Kong	100%

Mobile Media (China) Limited	Nov 6, 2007	Hong Kong	100%

Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.	Feb 1, 2013	PRC	100%

Shenzhen Luokuang Technology Limited	Dec 23, 2010	PRC	100%

Beijing Yuanli Anda Technology Co., Ltd.	June 13, 2018	PRC	51%

Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”)	May 26, 2011	PRC	100%

Huoerguosi Luokuang Information and Technology Limited	Jul 19, 2017	PRC	100%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited	Nov 26, 2004	PRC	100%

Luokuang Zhitong Technology Limited	May 18, 2020	PRC	51%

BOTBRAIN AI LIMITED(1)	May 22, 2019	BVI	67.36%

BOTBRAIN LIMITED(1)	Sep 10, 2019	Hong Kong	67.36%

Beijing BotBrain AI Information Technology Ltd. (1)	Jan 14, 2020	PRC	67.36%

Nanjing BotBrain AI Technology Ltd. (1)	Mar 6, 2019	PRC	43.78%

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Contractual Control:

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”)	Apr 2, 2004	PRC	100%

Anhui Superengine Intelligent Technology co., Ltd	Oct 26, 2017	PRC	100%

SuperEngine (Hainan) Technology Development Limited	Aug 20, 2020	PRC	100%

VIEs:

Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun”)	May 17, 2004	PRC	100%

Beijing BotBrain AI Technology Ltd. (“Beijing Botbrain”) (1)	Jan 18, 2016	PRC	67.36%

(1) Acquired on December 4, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Going concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had incurred losses for the past three years and as of December 31, 2020, net current liabilities of the Company amounted to $61,564,025. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Subsequent to the end of the reporting period in February 2021, the substantial doubt has been alleviated as the Company closed three registered direct offering and received net proceeds (including ordinary shares and warrants) of $123.4 million (See Note 18 for details). The Company returned to net current asset position thereafter.

Principles of consolidation

The consolidated financial statements include the financial statements of LKCO, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), entities we control by contract and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, entities controlled by contract and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries, entities controlled by contract and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

Details of the typical VIE structure of the Company’s significant consolidated VIEs, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun and Beijing Botbrain are set forth below:

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for expected credit losses, the useful lives of property and equipment and intangible assets, valuation allowance for deferred tax assets, and impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

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

Cash

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2020 and 2019, the Company has no cash equivalents.

Accounts receivable, net of allowance for expected credit losses

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for expected credit losses.

Allowance for expected credit losses

Effective January 1, 2020, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The Company estimates its allowance for current expected credit losses based on an expected loss model, compared to prior periods which were estimated using an incurred loss model which did not require the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio. The impact related to adopting the new standard was not material. Certain changes resulting from the new standard impacted the Company’s description of its significant accounting policies compared to 2019.

The Company estimates its allowances for expected credit losses for accounts and other receivables by considering past events, including any historical default, current economic conditions and certain forward-looking information, including reasonable and supportable forecasts. As of January 1, 2020, the methodologies that the Company uses to estimate the allowance for expected credit losses for accounts and other receivables are as follows:

Individually evaluated—The Company reviews all accounts and other receivables considered at risk semi-annually and performs an analysis based upon current information available about the customers and other debtors, such as financial statements, news reports, published credit ratings as well as collateral net of repossession cost, prior collection history and current and future expected economic conditions. Using this information, the Company determines the expected cash flow for the accounts and other receivables and calculates an estimate of the potential loss and the probability of loss. For those accounts for which the loss is probable, the Company records a specific allowance.

Collectively evaluated—The Company determines its allowances for credit losses for collectively evaluated accounts and other receivables based on appropriate groupings.

The Company considers forward-looking macroeconomic variables such as gross domestic product, unemployment rates, equity prices and corporate profits when quantifying the impact of economic forecasts on its allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. The Company also considers the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Under this approach, forecasts of these variables over two years are considered reasonable and supportable. Beyond two years, the Company reverts to long-term average loss experience. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Wi-Fi equipment	– 3 years
Office and other equipment	– 3 to 5 years
Vehicles	– 5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations and comprehensive loss. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Copyright	– 10 years
Trademarks	– 10 years
Patents	– 10 years
Software	– 5 years

Goodwill

The Company assesses goodwill for impairment in accordance with FASB ASC subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the impairment test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the quantitative impairment test, the Company compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the excess is recognized as an impairment loss.

In 2020, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $3,619,968 of Zhong Chuan Rui You due to shift of the focus of business development.

Prior to adoption of ASU No. 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the test for goodwill impairment”, in 2019, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed step one of the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the fair values of the reporting units exceeded their carrying values. Therefore, step two was not required and no impairment loss on goodwill was required for the year ended December 31, 2019.

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

As of December 31, 2020 and 2019, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $nil, $ nil and $724,437 for the years ended 2020, 2019 and 2018, respectively, as the Company was not going to use a software system that was purchased in 2014 and written off in 2018. For property plant and equipment, the impairment loss was $nil, $95,471 and $1,228,362 for the years ended 2020, 2019 and 2018, respectively.

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

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Display-based online advertising services

The Company derives its revenue from the provision of user acquisition services to our advertisers. On the strength of the LBS services we offer, the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services

The Company generates revenues primarily in the form of a sale of software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the softwares is provided to our customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. We bill for the services we have performed in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver the services to the customers.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Contract liabilities represent prepayments from customers and are recognized as revenue when the services are rendered.

The following table shows the amount of revenue recognized that were included in contract liabilities as at December 31, 2019 and 2020:

January 1, 2019	$1,351,418
Revenue recognised in 2019	(749,919)
Increase in contract liabilities	1,543,130
Exchange difference	(77,272)
December 31, 2019	2,067,357

Revenue recognised in 2020	(566,587)
Other income recognised in 2020	(1,449,254)
Increase in contract liabilities	578,945
Exchange difference	27,081
December 31, 2020	$657,542

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line (dollars in thousands)

	Fiscal Year Ended December 31,
	2020	2019	2018
	(dollars in thousands)
Revenues
Advertising	$17,895	$17,806	$20,703
License	69	-	203
Technology Services	300	973	136

Total revenues	$18,264	$18,779	$21,042

Advertising	98.0%	94.8%	98.3%
License	0.4%	-	1.0%
Technology Services	1.6%	5.2%	0.7%

Total	100.0%	100.0%	100.0%

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

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock warrants (using the treasury stock method). Common stock equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. During the years ended December 31, 2020, 2019 and 2018, there were no potentially dilutive securities. The following is a table of basic and diluted net loss per share:

	Year Ended December 31,
	2020	2019	2018
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary stock	$(39,865,640)	$(31,513,178)	$(11,927,536)
Weighted average ordinary stock outstanding - basic and diluted	221,984,037	201,005,995	72,919,624
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(0.18)	$(0.16)	$(0.16)

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2020, 2019 and 2018, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2020, 2019 and 2018. The Company’s customers and assets are located in the PRC, therefore, no geographical segment information is presented.

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

Leases

According to FASB ASC 842 “Leases”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that have a lease term of 12 months or less. At the lease commencement date, a lessee should measure and record the lease liability equals to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

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

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2020, 2019 and 2018, advertising costs amounted to $133,634, $1,425,258 and $14,071,241, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2020, 2019 and 2018 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2020, three customers accounted for 40.4% of total revenue. For the year ended December 31, 2019, three customers accounted for 57% of total revenue. For the year ended December 31, 2018, four customers accounted for 91% of total revenue. At December 31, 2020 and 2019, the Company had credit risk exposure of uninured cash in banks of $71,793 and $3,695,687, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2020	2019	2018
A	21%	33%	-
B	-	12%	-
C	-	12%	-
D	-	-	26%
E	-	-	26%
F	-	-	25%
G	-	-	14%
H	10%	-	-
I	10%	-	14%

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2020	2019
A	12%	-%
E	-%	31%
F	-%	29%
B	-%	15%
I	19%	12%
H	28%	-%
J	18%	-%
K	11%	-%

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the potential effects of this ASU, however, does not expect that its adoption will have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. This ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2020 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

NOTE 3 – BUSINESS COMBINATIONS

Business combinations in 2018 :

On August 27, 2018, the Company completed the acquisition of 100% equity interest in Superengine, to complement its businesses and achieve synergies. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

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

Goodwill, which is non-deductible for tax purpose, is primarily attributable to the synergies expected to be achieved from the acquisition. Refer to Note 10 for details.

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

Business combinations in 2020:

On December 4, 2020, the Company completed the acquisition of a 67.36% equity interest in Botbrain, to complement its businesses and achieve synergies. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

December 4, 2020
Purchase consideration	$2,510,229

Net assets acquired,
Cash	1,016
Accounts receivable	129,877
Prepayment	15,500
Other receivables	115,625
Property, plant and equipment	11,236
Intangible assets	847,181
Short term borrowing	(160,335)
Receipt in advance	(15,608)
Accounts payable	(159,729)
Other payable	(1,180,087)
Deferred tax liabilities	(211,796)
(607,120)
Non-controlling interest	(731,858)
Goodwill	3,849,207

The purchase consideration of $2.5 million (RMB 16.4 million) comprised $1.5 million (RMB 9.6 million) in cash and 1,789,618 shares of common stock of LKCO.

Goodwill, which is non-deductible for tax purpose, is primarily attributable to the synergies expected to be achieved from the acquisition. Refer to Note 10 for details.

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

NOTE 4 – INCOME TAX

At December 31, 2020, the Company had unused net operating loss carryforwards of approximately $51,160,395 for income tax purposes, which expire between 2021 and 2025. At December 31, 2020, 2019 and 2018, these net operating losses carryforwards may result in future income tax benefits of approximately $10,974,429, $7,394,397 and $6,230,296, respectively, however, because realization is not likely at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Deferred tax liabilities	$(211,796)	$-
Deferred tax asset
Net operating loss carryforward	10,974,429	7,394,397
Valuation allowance	(10,974,429)	(7,394,397)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2020	December 31, 2019
At the beginning of the year	$7,394,397	$6,230,296
Acquisition of subsidiary	1,632,891	-
Current year addition	1,764,787	1,281,472
Expired	(1,742,956)	(61,892)
Exchange difference	679,252	(115,166)
Over provided in last year	1,246,058	59,687
At the end of the year	10,974,429	7,394,397

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2020, 2019 and 2018. Two of our subsidiaries qualify as high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until the end of November 2021 and October 2021, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2020, 2019 and 2018.

A reconciliation of the income tax expense to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2020	2019	2018
Loss before income taxes	$(40,056,965)	$(32,022,203)	$(11,853,527)

Tax loss at the PRC statutory tax rate of 25%	(9,611,948)	(7,470,202)	(2,874,005)
Non-deductible items	7,353,006	5,046,957	5,013,636
Non-taxable items	(853,004)	(388,109)	(3,538,631)
Change in valuation allowance	1,764,787	1,281,472	1,054,992
Effect of different tax rates in other jurisdictions	178,444	526,348	17,221
Effect of 15% preferential rate for certain PRC subsidiaries	1,168,715	1,003,534	252,778
Prior year over provision	-	70,992	-
Income tax benefit (expense)	-	70,992	(74,009)

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2020 and 2019, accounts receivable consisted of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$26,941,374	$23,790,658
Less: allowance for expected credit losses	(22,960,432)	(13,785,707)
	$3,980,942	$10,004,951

During the years ended December 31, 2020, 2019 and 2018, allowance for expected credit losses amounted to $7,866,302, $12,005,751 and $1,783,204 respectively and was recorded in general and administrative expenses.

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2020 and 2019, other receivables and prepayment consisted of the following:

	December 31, 2020	December 31, 2019
Current
Advances to suppliers	$670,027	$197,824
VAT recoverable (1)	701,670	410,385
Advances to business partners	7,349,481	4,688,880
Other receivables from Investor (3)	-	21,501,677
Others	3,309,149	409,362
	12,030,327	27,208,128
Less: allowance for expected credit losses	(4,033,949)	(136,887)
	$7,996,378	$27,071,241
Non-current
Loans to employees	47,196	68,590
Partial payment for the acquisition of a subsidiary (4)	60,248,460	14,334,451
Advances to third party business partners (2)	2,498,352	2,233,362
Deposit for equity investment (5)	306,546	-
Loan to minority shareholders (6)	3,041,037	-
Other	493,950	-
	66,635,541	16,636,403
Less: allowance for expected credit losses	(5,257,121)	-
	$61,378,420	16,636,403

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

(2)	In 2019, the advances to third party business partners were unsecured, interest-free and repayable in June 2021. In 2020, the advance to a third party business partner is unsecured, bears interest at 3% per annum and repayable in July 2022.

(3)	The balance represented $21,501,677 receivable from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology Group Co., Ltd. (“Geely Technology”) for the subscription of preferred shares, which was settled in January 2020. See Note 11 for more discussion.

(4)	On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. As of December 31, 2020, $35,150,770 of cash payment has been made, 2,708,498 of common shares were issued at USD7.00 per share, amounting to $18,959,486 and 1,500,310 of series B preferred shares were issued at USD4.09 per share, amounting to $6,138,204. The acquisition was completed on March 17, 2021.

(5)	Deposit for equity investment in Nanjing Antong Meteorological Data Co., Ltd. and Nanjing Weida Electronic Technology Co., Ltd.

(6)	The minority shareholders pledged their shares in LKCO for the interest-free loans which are repayable in 2022.

During the years ended December 31, 2020, 2019 and 2018, allowance for expected credit losses amounted to $9,138,995, $312,552 and $137,723, respectively and was recorded in general and administrative expenses.

NOTE 7 – AMOUNTS DUE FROM RELATED-PARTIES

At December 31, 2020 and 2019, amounts due from related parties consisted of the following:

Name of related party	December 31, 2020	December 31, 2019
Ya Tuo Ji International Consultancy (Beijing) Limited (1)	$-	$200,682

(1)	A company in which the spouse of Mr. Xuesong Song, the CEO and Chairman of the Company (“Mr Song”), has significant influence.

NOTE 8 – PROPERTY AND EQUIPMENT

At December 31, 2020 and 2019, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2020	2019
Wi-Fi equipment	3 Years	$6,578,575	$6,800,967
Vehicles	5 Years	118,030	110,384
Office and other equipment	3 – 5 Years	741,622	269,189
		7,438,227	7,180,540
Less: accumulated depreciation and impairment		(6,923,864)	(6,591,659)
		$514,363	$588,881

For the years ended December 31, 2020, 2019 and 2018, depreciation expense amounted to $140,001, $394,907 and $2,897,135, respectively, of which $nil, $236,214 and $2,806,811, respectively, was included in cost of revenue, and $64,635, $10,283 and $5,872, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense.

The Company recognized an impairment loss on property and equipment of $nil, $95,471 and $1,228,362 for the years ended December 31, 2020, 2019 and 2018, respectively, for idled Wi-Fi equipment.

NOTE 9 – INTANGABLE ASSETS, NET

	As of December 31, 2020
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$195,560	$195,560	$-
Copyright	847,181	-	847,181
Trademarks	1,308,033	1,308,033	-
Patents	54,598,159	12,728,746	41,869,413
	$56,948,933	$14,232,339	$42,716,594

	As of December 31, 2019
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$182,893	$182,704	$189
Trademarks	1,223,302	1,223,302	-
Patents	54,564,009	7,265,078	47,298,931
	$55,970,204	$8,671,084	$47,299,120

The Company recognized an impairment loss on software of $nil, $nil and $724,437 for the years ended December 31, 2020, 2019 and 2018, respectively, for the railway platform software which was replaced by the software developed by Suzhou Superengine.

Amortization expense of intangible assets was $5,457,136, $5,457,414 and $2,223,592 for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,
2021	$5,491,817
2022	5,491,817
2023	5,491,817
2024	5,491,817
2025	5,491,817
Thereafter	15,257,509
$42,716,594

NOTE 10 – GOODWILL

In September of 2014, Zhong Chuan Shi Xun acquired a 100% interest in Zhong Chuan Rui You for a consideration of $7,391,894 (RMB48,000,000). Zhong Chuan Rui You is primarily engaged in on-train Wi-Fi business, deploying Wi-Fi equipment on trains and providing passengers with entertainment and information services on trains. The fair value of the identifiable net assets of Zhong Chuan Rui You was $151,958 (RMB963,000) and goodwill of $7,239,936 was recorded.

In August of 2018, LK Technology acquired a 100% interest in Superengine Holding Limited for a consideration of $60,000,000, which was paid by the issuance of ordinary shares of the Company in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. Superengine possesses patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can be used in vector maps, HD intelligent maps, interactive location services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. The fair value of the identifiable net assets of Superengine was $1,440,349, an intangible asset of $54,070,987 and goodwill of $4,488,664 were recorded. Refer to Note 3 for details.

On December 4, 2020, the Company acquired a 67.36% equity interest in Bobtrain for a consideration of $2.5 million (RMB16.4 million). Botbrain is primarily engaged in smart learning. The fair value of the identifiable net assets of Botbrain was negative $607,120 and a goodwill of $3,849,207 was recorded.

	December 31,	December 31,
	2020	2019
Gross carrying value of goodwill
Zhong Chuan Rui You	$7,239,936	$7,239,936
Superengine	4,488,664	4,488,664
Bobtrain	3,849,207	-

Less: impairment
Zhong Chuan Rui You	(3,619,968)	-
Superengine	-	-
Bobtrain	-	-

Net carrying value of goodwill
Zhong Chuan Rui You	3,619,968	7,239,936
Superengine	4,488,664	4,488,664
Bobtrain	3,849,207	-
	$11,957,839	$11,728,600

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies.

As a result of the termination of the Wi-Fi provision for express trains, Luokung Location-based services Data Marketing Platform that combines our LBS strength with existing advertising tools being established. In the first half of 2020, we determined there was an interim goodwill impairment triggering event as Zhong Chuan Rui You’s customer resources are derived from previous business, which caused certain development restrictions. As a result of the identified triggering event, we estimated the fair value of the reporting unis using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $3,619,968 non-cash impairment loss during the year ended December 31, 2020.

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2020 and 2019, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2020	2019
Current
Accrued payroll	$2,934,875	$1,213,886
VAT payable	1,961,571	1,890,797
Individual tax payable	260,283	212,943
Other loans (1)	40,563,484	1,282,103
Advertising payable (2)	18,625,480	17,594,997
Other payable	2,121,391	1,502,417
	$66,467,084	$23,697,143

(1)

Other loans primarily consist of a loan from Geely Technology which bears interest at 8% per annum and other interest-free loans from third parties for working capital purposes. On November 13, 2019, the Company entered into a Share Subscription Agreement with Geely Technology to issue 21,794,872 preferred shares at a purchase price of $1.95 per share for an aggregate purchase price of $42,500,000. Per the terms of the agreement, the Company recognized $32,910,257 as a loan. The Company received $21,743,857 as of December 31, 2019 and the remaining amount was received in January 2020. Geely Technology may request repayment after November of 2020, and under such circumstance, the Company shall pay it back in January of 2021. On December 24, 2020, Geely Technology sent a notice of redemption and the loan was reclassified as current as of December 31, 2020. The Company is in negotiation for an extension with Geely Technology.

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

On June 17, 2020, the Company entered into a preferred stock subscription agreement with Daci Haojin Foundation Limited (“Daci Haojin”) to issue 15,000,000 preferred shares for $45,000,000. However, due to the impact of the travel restriction as a result of Covid-19 between Hong Kong and Mainland China, Daci Haojin has not fulfilled their subscription obligations as of December 31, 2020. As of December 31, 2020, Daci Haojin has wired $2,663,835 (RMB 17.4 million) to the Company and has represented to the Company that they are working to be able to comply with their contractual obligations to fund the $45,000,000 to the Company.

NOTE 12 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2020 and 2019, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2020	2019
Mr. Song (1)	$5,725	$-
Vision Capital Profits Limited (2)	$114,850	$114,839
Beijing Zhongan Huitong Information Technology Co., Ltd. (3)	$13,505	-
C Media(4)	$176,384	62,263

(1)	The Company’s CEO and Chairman

(2)	Vision Capital Profits Limited is controlled by Mr. Song.

(3)	Beijing Zhongan Huitong Information Technology Co., Ltd.’s legal representative is Mrs. Song, the spouse of Mr. Song.

(4)	C Media is controlled by Mr. Song.

Amounts due to related parties are non-interest bearing, unsecured and payable on demand.

NOTE 13 – OPERATING LEASE

In accordance with ASC 842, the Company measured and recognized a right of use asset of $369,747 and $670,604 and lease liability of $336,537 and $728,476, respectively, as of December 31, 2020 and 2019.

On July 15, 2019, the Company entered into two 2-year lease agreements with third parties for office space. Pursuant to the Lease Agreements, the monthly payments are RMB294,896 (approximately $43,000). The Lease Agreements will expire on August 15, 2021.

The following table shows the total lease cost and the cash flows arising from the two operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

	December 31, 2020	December 31, 2019
Lease cost
Operating lease cost	$453,233	$184,326
Short term lease	168,091	440,710
Total lease cost	$621,324	$625,036

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$621,324	$566,512
Right-of-use assets obtained in exchange for new operating lease liabilities	Nil	58,524
Weighted-average remaining lease term - operating lease	10 months	19 months
Weighted-average discount rate - operating lease	6.75%	6.75%

As of December 31, 2020, future minimum lease payments on operating leases were as follows:

December 31, 2020
Maturity of lease liabilities
2021	$380,801
Total minimum lease payments	$380,801
Short term lease	(32,396)
Imputed interest	(11,868)
Present value of minimum lease payments	$336,537
Less: classified as current liabilities	(336,537)
Non-current liabilities	$-

NOTE 14 – SHARE CAPITAL

Prior to the Asset Exchange described in Note 1, Kingtone Wireless had 1,685,000 common shares issued and outstanding.

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

On December 11, 2019, the Company issued to Acuitas Capital, LLC. (“Acuitas”), 7,763,975 ordinary shares, par value $0.01 per share for $10,000,000. On July 10, 2020, Acuitas exercised its warrants and received 15,897,663 ordinary shares upon the exercise of the warrants.

On February 4, 2020, the Company issued to the shareholders of Saleya 2,708,498 ordinary shares, par value $0.01 per share as the share-based payment for the partial consideration of the acquisition, pursuant to the Share Purchase Agreement (See Note 6).

In June, July and October of 2020, the Company issued 1,190,095 ordinary shares in total for professional fees and stock-based compensation expense of $469,650 has been recognized based on the trading price on the date the shares were issued.

In September of 2020, the Company issued 787,916 ordinary shares to certain former and current directors as compensation for their services and stock-based compensation expense of $343,683 has been recognized based on the trading price on the date the shares were issued.

On October 6, 2020, the Company issued 8,314,677 ordinary shares to employees for their services under the 2018 omnibus equity plan and stock-based compensation expense of $3,991,045 has been recognized based on the trading price on the date the shares were issued. Please refer to the Company’s Current Report on Form S-8 filed on April 17, 2020 for details of the 2018 omnibus equity plan.

On November 30, 2020, the Company issued 1,789,618 ordinary shares to the shareholders of Botbrain as a part of the consideration of the acquisition (See Note 1).

As of December 31, 2020 and 2019, we had 239,770,000 and 209,081,533 common shares issued and outstanding.

NOTE 15 – RETIREMENT AND WELFARE BENEFITS

The Group’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $457,998, $734,917 and $289,679 during the years ended December 31, 2020, 2019 and 2018, respectively, of which $20,545, $34,240 and $9,945, respectively, was charged to cost of revenue, $90,542, $228,140 and $76,971, respectively was charged to selling and marketing expenses, $83,886, $156,129 and $75,104, respectively, was charged to general and administrative expenses and $263,025, $316,408 and $127,660, respectively was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 16 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $nil to statutory reserves during the years ended December 31, 2020, 2019 and 2018, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

Lawsuit with Beijing iQIYI Technology Co., Ltd.

On February 15, 2019, Beijing iQIYITechnology Co., Ltd. filed lawsuits with Beijing Internet Court alleging Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited and Beijing Zhong Chuan Shi Xun Technology Limited are in infringement of exclusive rights to communication through information network of certain works, performances, audio and video products and claiming the economic loss amounts to approximately $400,000 (RMB 2,610,000). The Court ruled that the economic loss amounts to $41,000 (RMB270,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

On December 14, 2019, Beijing Internet Court arranged a trial; Beijing iQIYI and the Company are negotiating a potential settlement while expecting a verdict from the court. The Court ruled that the economic loss amounts to $21,000 (RMB140,000). On November 25, 2020, The Court of Appeal has confirmed the judge’s decision.

NOTE 18 – SUBSEQUENT EVENTS

On February 5, 2021, the Company entered into a securities purchase agreement with certain institutional investors for a registered direct offering of $5.0 million of ordinary shares at a price of $0.52 per share. On February 10, 2021, the offering was closed and the Company received net proceeds of approximately $4.4 million. The Company issued a total of 9,615,387 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 4,807,694 ordinary shares at an exercise price of $0.68 per share for a term of three years from the date of issuance. From February 10 to 16, 2021, the institutional investors purchased 4,805,129 warrants.

On February 11, 2021, the Company entered into another securities purchase agreement with certain institutional investors for a registered direct offering of approximately $15.0 million of ordinary shares at a price of $0.888 per share. On February 17, 2021, the offering was closed and the Company received net proceeds of approximately $17.7 million. The Company issued a total of 16,891,892 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 8,445,946 ordinary shares at an exercise price of $1.11 per share for a term of three years from the date of issuance. From February 19 to 26, 2021 the institutional investors purchased 8,440,631 warrants.

On February 17, 2021, the Company entered into another securities purchase agreement with certain institutional investors for a registered direct offering of $100 million of ordinary shares at a price of $2.08 per share. On February 19, 2021, the offering was closed and the Company received net proceeds of approximately $92.7 million. The Company issued a total of 48,076,923 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 19,230,768 ordinary shares at an exercise price of $2.38 per share for a term of three years from the date of issuance.

On March 17, 2021, the Company completed the acquisition of 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a leading provider of navigation and electronic map services in China. The information required by ASC 805-10-50-2 has not been disclosed as the Company is in the process of engaging an external valuation specialist to perform the purchase price allocation.