Form 20-F
period 2021-12-31
Luokung Technology Corp.
filed 2022-05-17
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2021

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 385,542,224 Ordinary Shares and 22,794,872 Preferred Shares outstanding as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Luokung Technology Corp. and its consolidated subsidiaries, subsidiaries controlled by contract and variable interest entities;

●	References to “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;

●	References to “RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	References to “variable interest entities” or “VIEs” refer to Beijing Zhong Chuan Shi Xun Technology Limited, Beijing BotBrain AI Technology Co., Ltd. and eMapgo Technologies (Beijing) Co., Ltd.

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

A. [Reserved.]

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission (the “SEC”), every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of December 31, 2021, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2021. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 9.90% of our outstanding ordinary shares and 1,000,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 55.72% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues. If we were to continue being dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers. In the years ended December 31, 2021, 2020 and 2019, our five largest customers accounted for 43.6%, 49.8% and 69.3% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high. As of December 31, 2021, 2020 and 2019, our outstanding accounts receivable before impairment were $38.1 million, $26.9 million and $23.8 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The largest outstanding accounts receivable balance accounted for 18.5%, 27.9% and 31.8% of our total accounts receivable balance as of December 31, 2021, 2020 and 2019, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Risks Related to Doing Business in China

If the PRC government deems that our agreements with our variable interest entities (our “VIEs”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares.

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conducted the majority of our business through our wholly-owned or majority-owned subsidiaries and certain business through our operating entities established in the People’s Republic of China, or the PRC, primarily our VIEs. Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of our VIEs, instead we receive the economic benefits of our VIEs’ business operations through certain contractual arrangements. Our ordinary shares that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Corporate Structure” on page 43 and “VIE Agreements with VIEs and Their Respective Shareholders” on page 47.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may be unable to direct the operations of our consolidated VIEs in the future, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and may need to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs’ business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements, which may cause the value of our securities to significantly decline or even become worthless.

In addition, while we will take every precaution available to effectively enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and we may incur substantial costs to enforce the terms of the arrangements. For example, the VIEs and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, we will rely on the performance by the VIEs and its shareholders of their obligations under the contracts to direct the operation of the VIEs. As such, the shareholders of VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel us to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, eMapgo Technologies (Beijing) Co., Ltd., DMG Infotech Co., Ltd, and Beijing BotBrain AI Technology Ltd., are qualified as a “high-technology enterprise” until November 28, 2021 to December 17, 2024, respectively, and therefore they have benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if these subsidiaries cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

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

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

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

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this Annual Report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published draft regulations on domestic enterprises issuing securities and being listed overseas. According to the draft regulations, it will become compulsory for all relevant Chinese enterprises to register their overseas listing activities with the CSRC, and enterprises will be required to undertake the primary responsibilities of providing reliable information and ensuring their overseas listing activities meet relevant rules and laws at home and overseas. We will file required documentation once the final regulation is published by CSRC. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

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

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021, or the Data Security Law, took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. As the Data Security Law has not yet come into effect, we may need to make adjustments to our data processing practices to comply with this law.

Additionally, China’s Cyber Security Law, requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China (the “CAC”) has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the CAC published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, started to be implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, and our belief that we are currently in compliance therewith, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market or the Stock Exchange of Hong Kong. While we believe that our current operations are in compliance with the laws and regulations of the Cyberspace Administration of China, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which will take effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this Annual Report, we have not received any notice from any authorities identifying our PRC subsidiaries or the VIEs as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and the VIEs and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering, given that our PRC subsidiary and the VIE possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this Annual Report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Our auditor is headquartered in the United States, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our independent registered public accounting firm issued an audit opinion on the financial statements incorporated by reference in this Annual Report filed with the SEC and will issue audit reports related to us in the future. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. We are required by the HFCAA to have an auditor that is subject to the inspection by the PCAOB. While our present auditor is located in the United States and the PCAOB is able to conduct inspections on such auditor, to the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our company becomes outside of the inspection by the PCAOB or if the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, trading in our ordinary shares could be prohibited under the HFCAA, and as a result our ordinary shares could be delisted from Nasdaq.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. We will be required to comply with these rules if the SEC identifies our auditors as having a “non-inspection” year under a process to be subsequently established by the SEC.

On May 13, 2021, the PCAOB proposed a new rule for implementing the HFCAA. Among other things, the proposed rule provides a framework for the PCAOB to use when determining, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would also establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the board of the PCAOB can modify or vacate its determinations. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA.

While the HFCAA is not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our ordinary shares is unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States—including the SEC and the Department of Justice—may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

Future sales and issuances of our ordinary shares, or rights to purchase our ordinary shares, including pursuant to our 2018 Omnibus Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ordinary shares to fall.

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

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On January 3, 2022, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ordinary shares fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) and 5810(c)(3)(A) (the “Nasdaq Listing Rules”).

While the notification has no immediate effect on the listing of our ordinary shares on Nasdaq, in accordance with the Nasdaq Listing Rules, we have 180 calendar days from the date of notification, or until July 5, 2022, to regain compliance with the minimum bid price requirement, during which time our ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before July 5, 2022, the bid price of our ordinary shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that we have achieved compliance with the minimum bid price requirement. In the event we do not regain compliance by July 5, 2022, we may be eligible for additional time to regain compliance or may be delisted from Nasdaq.

We cannot guarantee that the price of our ordinary shares will comply with the Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market in the future. If we cannot comply with the Nasdaq Listing Rules, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China.

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

B. BUSINESS OVERVIEW.

We are a spatial-temporal intelligent big data services company, as well as a provider of LBS and HD Maps for various industries in China. Backed by our proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, we established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation with applications in autonomous driving, smart highway and vehicle-road collaboration, natural resource asset management, covering carbon neutral and environmental protection remote sensing data service, and LBS smart industry applications, including mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, etc.

We believe that road-to-vehicle coordination is the keystone for smart travel and autonomous driving in the future. Therefore, smart cars require smart roads. We are actively deploying smart solutions for both vehicles and roads.

For vehicles, we are supporting eMapgo's position as an HD Map provider with continued investment in its technical R&D in the fields of autonomous driving data services, simulation services, and full-cognition AI services with a goal of continuing to optimize, deepen and expand services for automakers and top-tier autonomous driving firms. We believe we have led the development of the industry standard for "Autonomous Driving HD Map Collection Element Model and Interaction Format", and we expect that eMapgo will continue to play an active role in setting industry standards in the near future.

For roads, we are actively promoting smart road services based on its spatial-temporal digital base, including but not limited to HD Map-based smart road AI digital base, 24/7 road hazard awareness, severe weather perception and other road information data perception service systems and smart management platforms. With these efforts, Luokung aims to assist expressway operators in managing their digitized assets more securely and efficiently and to achieve vehicle-to-road data communication where vehicles can digitally receive roadside information that affects safety, convenience and comfort in real time. We are providing similar smart digital services for China's new generation smart transportation demonstration project-Changjiu Expressway, a project that showcases our respected position in the field of smart highways.

Although Luokung's AI spatial-temporal big data services do not directly solve the issue of carbon emissions, we believe that our data service helps policymakers, industry regulators and market service participants monitor real situation and data changes, in their efforts to reduce carbon emissions and to serve as an important digital base for carbon emission trading. We believe that Luokung has established China's most powerful remote sensing data engine that integrates high-resolution remote sensing, HD maps and various IoT sensor data, enabling us to launch the most efficient remote sensing data processing service. This offering addresses a broader market focus on industrial applications in carbon emission, carbon neutrality, geographical resources, forestry resources, water resources, crops and others, a marketplace we define as a carbon neutrality natural resource asset service business.

As an LBS data services provider of information flow management and market services, the growth of the business is powered by its unified platform capabilities to manage the whole life cycle market services from planning, ordering, fulfilling, conversion monitoring and reporting. It can optimize the delivery effectiveness through account unification for different platforms and intelligent distribution among different marketing channels, formats and creatives to achieve higher efficiency, lower cost and better performance, based on real time feedback loop integrating delivery and result tracking.

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

Luokung Smart Digital Base

Luokung Smart Digital Base supports a wide spectrum of data sources and achieves superior data management and processing capabilities in spatio-temporal big data, leveraging our unique technologies in SuperEngine indexing, geo optimized extensions in relational databases and super low latency implementation in handling massive scaled data volume by distributed databases. It solves availability, scalability, efficiency and extensibility in supporting various application scenarios. With ultimate data security and isolation designed in, it supports different deployment options, including on-premise, private cloud, public cloud, and hybrid cloud. Its rich mid-tier services and open architecture which allows third party plug-ins enable quick and efficient development and deployment of applications.

Our Services

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

HD Map. HD Map is a core infrastructural component in smart transportation, autonomous driving and smart cities. Our professional map making fleets incorporate the latest technologies in AI and big data processing for data gathering, data processing, vectorization, map production and quality control, which resulted in improved efficiency and quality of HD Map making process. Our crowd sourcing map making technologies help our maps up to date with low cost and high efficiency. Our server side technology delivers least amount of map data to fulfill the needs of our clients in order to achieve faster response and reduce data transmission cost.

Autonomous driving enabling services. Our services cover a wide spectrum of functionalities, including vehicle side, road side and road-vehicle collaboration. Our capabilities on the vehicle side, in crowdsourcing map making and real-time map updating, in accurate and reliable positioning through multi-sensored intelligent fusion, and in vehicle surrounding awareness, help our partners to build smart cars. Our capabilities on the road side, in highway driving condition monitoring, in hazard condition detection, in intelligent road maintenance, help highway operators realize the benefits of smart roads. Our capabilities on the road-vehicle collaboration make autonomous driving more comfortable and most importantly safer.

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

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We have patent protections for spatial-temporal big data processing technology and HD map. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Issuance
1	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
2	A multimedia data processing device, method and wireless multimedia server	Invention	ZL 2013 1 0219833.2	Jul 31, 2018
3	Method and device of spatial data simplification	Invention	ZL 2010 1 0617400.9	Mar 13, 2013
4	Spatial data processing method and device	Invention	ZL 2010 1 0617399.X	Jun 26, 2013
5	Method and device for judging the occlusion type of space entity	Invention	ZL 2010 1 0617403.2	Sep 25, 2013
6	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	ZL 2010 1 0617385.8	Mar 26, 2014
7	A method and device for distributed mapping of 3d model data	Invention	ZL 2011 1 0274924.7	Mar 26, 2014
8	Spatial data transmission method and device	Invention	ZL 2011 1 0306393.5	Dec 3, 2014
9	Data simplification of 3d model, gradual transmission method and device	Invention	ZL 2011 1 0275336.5	Mar 25, 2015
10	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	ZL 2012 1 0104250.0	Jun 10, 2015
11	Spatial data progressive transmission method and device	Invention	ZL 2010 1 0617383.9	Jun 15, 2016
12	The method and device to accelerate transmission and display of graphic data across platforms	Invention	ZL 2012 1 0116149.7	Aug 10, 2016
13	Spatial data progressive transmission method and device	Invention	ZL 2013 1 0367021.2	Jun 23, 2017
14	Simplification method and device of spatial data	Invention	ZL 2013 1 0367128.7	Sep 22, 2017
15	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	ZL 2013 1 0136682.4	Nov 10, 2017
16	Spatial data progressive transmission method and device	Invention	ZL 2016 1 0304770.4	Sep 24, 2019
17	A vector data processing method and device	Invention	ZL 2016 1 0932294.0	Oct 18, 2019
18	A vector data processing method and device	Invention	ZL 2016 1 0932293.6	Feb 7, 2020
19	A tile map publishing method and device	Invention	ZL 2019 1 0542594.1	Mar 23, 2021
20	Methods and devices for anti-counterfeiting of electronic evidence	Invention	ZL 2019 1 0290430.4	Aug 24, 2021
21	A vector data processing method and device	Invention	ZL 2016 1 0932292.1	Oct 16, 2021
22	Reality images internet inquiry and display system	Invention	ZL.2006.1.0104198.3	Aug 11, 2010
23	model scale plate	Design	ZL.2012.3.0539531.X	Jun 5, 2013
24	Lane-changing induction method and device in real 3D navigation	Invention	ZL.2013.1.01362151.1	Feb 24, 2016

No.	Name of patent	Type	Registration Number	Date of Issuance
25	Road scene display method and device in real 3D navigation	Invention	ZL.2013.1.0136433.5	Mar 22, 2017
26	Display method and device of relative height between road and bridge in real 3D navigation map	Invention	ZL.2013.1.0142662.8	Jun 13, 2017
27	A 3D directional navigation method and device synchronized with 2D navigation	Invention	ZL.2013.1.0300899.4	Dec 2, 2015
28	A real 3D navigation diversion induction method and device	Invention	ZL.2014.1.0852702.2	Apr 30, 2019
29	A real 3D navigation method for a slope section and a real 3D navigation device	Invention	ZL.2014.1.0850608.3	Oct 12, 2018
30	Method、device and electronic equipment to display direction board in navigation	Invention	ZL.2016.1.1149552.4	Nov 15, 2019
31	Navigation method and device for an area without fixed lanes	Invention	ZL.2018.1.0464014.7	Jun 11, 2021
32	A match method、device and electronic equipment of HD map and 2D map	Invention	ZL.2018.1.0829490.4	Jun 11, 2021

We also have theree patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Issuance
1	Spatial data processing method and device	U.S.A.	US10789761B2	Sep 29, 2020
2	Spatial data processing method and device	Japan	5562439	Jun 20, 2014
3	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A.	US9754384B2	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
1	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
3	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
4	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
5	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
6	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
7	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
9	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
10	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
12	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
13	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
15	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 18, 2014	50 years
16	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
17	Luokung map SDK-JS version	Independent research and development	2021SR0391356	Mar 15, 2021	50 years
18	Luokung map data visualization system	Independent research and development	2021SR0391358	Mar 15, 2021	50 years
19	Luokung map personalized editing system	Independent research and development	2021SR0391357	Mar 15, 2021	50 years
20	Luokung map business management platform	Independent research and development	2021SR0391304	Mar 15, 2021	50 years
21	Luokung map open platform	Independent research and development	2021SR0391355	Mar 15, 2021	50 years
22	Luokung map social software (Android version)	Independent research and development	2021SR0424755	Mar 19, 2021	50 years
23	Luokung map social software (iOS version)	Independent research and development	2021SR0424757	Mar 19, 2021	50 years
24	Luokung content creator platform	Independent research and development	2021SR0424758	Mar 19, 2021	50 years
25	Luokung content operation and editing platform	Independent research and development	2021SR0424731	Mar 19, 2021	50 years
26	Luokung advertising publishing platform	Independent research and development	2021SR0424736	Mar 19, 2021	50 years
27	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years
28	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
29	Super information engine development platform software V5.0	Transfer	2014SR036792	Apr 1, 2014	50 years
30	Core map super network information engine platform software V1.0	Transfer	2014SR036772	Apr 1, 2014	50 years
31	Integrated management of the grid gis software V1.0	Transfer	2014SR036808	Apr 1, 2014	50 years
32	Core map rural power grid equipment GPS patrol system software V1.0	Transfer	2014SR036810	Apr 1, 2014	50 years
33	Diagram grid patrol PDA system software V1.0	Transfer	2014SR036778	Apr 1, 2014	50 years
34	Core map geographic information engine desktop platform software V1.0	Transfer	2014SR036614	Apr 1, 2014	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
35	Integrated management of the grid geographic information Web system software V1.0	Transfer	2014SR036799	Apr 1, 2014	50 years
36	Core map railway power supply equipment GPS patrol system software V1.0	Transfer	2014SR036783	Apr 1, 2014	50 years
37	Core map network 3 d map server software V1.0	Transfer	2014SR036788	Apr 1, 2014	50 years
38	Core map network 3d map client softwareV1.0	Transfer	2014SR036637	Apr 1, 2014	50 years
39	Core map 3d map network publishing platform software V1.0	Transfer	2014SR036633	Apr 1, 2014	50 years
40	Core map 3d map network release plug-in system software V1.0	Transfer	2014SR036622	Apr 1, 2014	50 years
41	Core map network 3d map smartphone platform software V1.0	Transfer	2014SR036638	Apr 1, 2014	50 years
42	Core map network GIS Shared mobile platform software V1.0	Transfer	2014SR036634	Apr 1, 2014	50 years
43	Core map network GIS sharing platform software V1.0	Transfer	2014SR036639	Apr 1, 2014	50 years
44	Integrated informationgine platform software V1.0	Transfer	2014SR040347	Apr 9, 2014	50 years
45	SuperEngine spatial-temporal database	Independent research and development	2021SR0526341	Apr 13, 2021	50 years
46	SuperEngine image basic management platform	Independent research and development	2021SR0526310	Apr 13, 2021	50 years
47	SuperEngine smart highway data management platform	Independent research and development	2021SR0531901	Apr 13, 2021	50 years
48	SuperEngine image cloud browsing application platform	Independent research and development	2021SR0530706	Apr 13, 2021	50 years
49	SuperEngine red spatial-temporal platform	Independent research and development	2021SR0530705	Apr 13, 2021	50 years
50	SuperEngine meteorological service platform	Independent research and development	2021SE0530704	Apr 13, 2021	50 years
51	SuperEngine map cloud platform	Independent research and development	2021SR0530708	Apr 13, 2021	50 years
52	SuperEngine surface water environment remote sensing monitoring system	Independent research and development	2021SR2115072	Dec 23, 2021	50 years
53	Toutiao Cloud Text Smart Recommendation Algorithm Engine Software	Independent research and development	2017SR299425	Jun 22, 2017	50 years
54	Toutiao Cloud Image Text Smart Recommendation System	Independent research and development	2017SR300785	Jun 22, 2017	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
55	Botbrain Big Data Analysis Platform Software	Independent research and development	2017SR300774	Jun 22, 2017	50 years
56	Toutiao Cloud graphic Smart Recommendation SDK Software (Android version)	Independent research and development	2017SR300400	Jun 22, 2017	50 years
57	Toutiao Cloud Image And Text Smart Recommendation Mini Program Software	Independent research and development	2017SR300749	Jun 22, 2017	50 years
58	Toutiao Cloud Content Configuration Management System	Independent research and development	2017SR299411	Jun 22, 2017	50 years
59	Botbrain Smart Party Building Solution Software	Independent research and development	2018SR395051	May 29, 2018	50 years
60	Zhiyu Smart Knowledge Platform Software	Independent research and development	2018SR395034	May 29, 2018	50 years
61	MAX Smart Recommendation Algorithm Engine Software	Independent research and development	2018SR750085	Sep 17, 2018	50 years
62	MAX Smart Recommendation System	Independent research and development	2018SR750024	Sep 17, 2018	50 years
63	MAX Smart Recommendation Mini Program Software	Independent research and development	2018SR751139	Sep 17, 2018	50 years
64	MAX Smart Content Brain System	Independent research and development	2018SR750030	Sep 17, 2018	50 years
65	MAX Smart Recommendation SDK Software	Independent research and development	2018SR750025	Sep 17, 2018	50 years
66	Zhiyu Knowledge Management Platform Software	Independent research and development	2019SR0971246	Sep 19, 2019	50 years
67	eMapgo in-car satellite positioning and navigation system V1.0	Independent research and development	2006SRBJ0348	Mar 9, 2006	50 years
68	eMapgo navigation data package platform software V1.0	Independent research and development	2006SRBJ0665	Apr 11, 2006	50 years
69	eMapgo geographic location information inquiry software V1.0	Independent research and development	2006SRBJ1305	Jul 5, 2006	50 years
70	eMapgo electronic map softwareV1.0	Independent research and development	2006SRBJ1809	Aug 18, 2006	50 years
71	eMapgo navigation data field walking acquisition software V1.0	Independent research and development	2008SRBJ3371	Oct 9, 2008	50 years
72	Navigation electronic map quality inspection system V1.0	Independent research and development	2008SRBJ3381	Oct 9, 2008	50 years
73	3D geographic information integration management platform V1.0	Independent research and development	2009SR03114	Jan 14, 2009	50 years
74	EMG internet electronic map application platform V6.0	Independent research and development	2010SR049986	Sep 20, 2010	50 years
75	EMG industry electronic map software V2.0	Independent research and development	2010SR057276	Oct 30, 2010	50 years
76	EMG electronic map software V2.0	Independent research and development	2010SR057288	Oct 30, 2010	50 years
77	EMG yellow pages address data mining software V2.0	Independent research and development	2012SR114225	Nov 26, 2012	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
78	EMG GDF inspection tool software V1.0	Independent research and development	2012SR114228	Nov 26, 2012	50 years
79	Lane information TCK production tool1.0	Independent research and development	2013SR138721	Dec 5, 2013	50 years
80	Diversion information editing platform 1.0	Independent research and development	2013SR158229	Dec 5, 2013	50 years
81	Direction information editing platform 1.0	Independent research and development	2013SR138694	Dec 5, 2013	50 years
82	EMG field walking investigation system software 1.0.0.1	Independent research and development	2015SR022530	Feb 3, 2015	50 years
83	EMG vehicle dispatch information collation system software 1.0.7.5	Independent research and development	2013SR025280	Feb 5, 2015	50 years
84	EMG road update acquisition system software 1.0.5.8	Independent research and development	2015SR025256	Feb 5, 2015	50 years
85	EMG navigation electronic map editing system software2.5.36	Independent research and development	2015SR022476	Feb 3, 2015	50 years
86	LCS editing library system software1.0.0	Independent research and development	2016SR029322	Feb 15, 2016	50 years
87	EMG vehicle dispatch information collation system 1.0.10.2	Independent research and development	2016SR029318	Feb 15, 2016	50 years
88	EMG 3D data production and management tool software1.0.0	Independent research and development	2016SR030560	Feb 15, 2016	50 years
89	EMG road update acquisition system1.0.6.3	Independent research and development	2016SR030730	Feb 16, 2016	50 years
90	EMG field walking investigation system software 1.0.0.2	Independent research and development	2016SR032108	Feb 15, 2016	50 years
91	EMG intelligent mapping system 1.0	Independent research and development	2016SR191522	Jul 25, 2016	50 years
92	EMG HD map production system software V1.0	Independent research and development	2017SR723472	Dec 25, 2017	50 years
93	EMG network map software0.6.8	Independent research and development	2017SR723484	Dec 25, 2017	50 years
94	EMG ADAS attributes analysis tool softwareV2017	Independent research and development	2017SR723498	Dec 25, 2017	50 years
95	LCS editing library system software 2.0.0.0	Independent research and development	2017SR738220	Dec 27, 2017	50 years
96	EMG life+software 1.0.0.2	Independent research and development	2018SR014255	Jan 5, 2018	50 years
97	EMG online background editing system3 .0.2	Independent research and development	2018SR019450	Jan 9, 2018	50 years
98	Yitaojin software	Independent research and development	2018SR168915	Mar 14, 2018	50 years
99	EMG database integration editing system software 1.0.1.6	Independent research and development	2018SR185354	Mar 20, 2018	50 years
100	EMG POI database editing system software V6.0	Independent research and development	2018SR184972	Mar 20, 2018	50 years
101	Traffic signs identification software V1.5	Independent research and development	2018SR680288	Aug 24, 2018	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
102	HD map data inspection system software1.0	Independent research and development	2019SR0185469	Feb 26, 2019	50 years
103	EMG online map editing system software5.1	Independent research and development	2019SR0185449	Feb 26, 2019	50 years
104	EMG path analysis and comparison software V1.0	Independent research and development	2019SR0185445	Feb 26, 2019	50 years
105	EMG product customization automation system software1.0.0	Independent research and development	2019SR0185430	Feb 26, 2019	50 years
106	HD map production system software V2.0.0	Independent research and development	2019SR0247939	Mar 14, 2019	50 years
107	ADAS attributes analysis and editing tool software V2.0.0	Independent research and development	2019SR0247914	Mar 14, 2019	50 years
108	EMG network map software1.0.2	Independent research and development	2019SR0249902	Mar 14, 2019	50 years
109	Integration editing system software 1.1.2	Independent research and development	2019SR0250148	Mar 14, 2019	50 years
110	MapChecker softwareV2.0	Independent research and development	2019SR0250155	Mar 14, 2019	50 years
111	EMG road intersection model editing tool software 1.0.0	Independent research and development	2019SR0250189	Mar 14, 2019	50 years
112	EMG HD map production platform V1.0	Independent research and development	2020SR1539842	Nov 3, 2020	50 years
113	HD electronic map compiling platform software V1.0	Independent research and development	2020SR1582771	Nov 16, 2020	50 years
114	EMG map service platform software V1.0	Independent research and development	2020SR1554940	Nov 9, 2020	50 years
115	EMG aided driving map software V1.0	Independent research and development	2020SR1555090	Nov 9, 2020	50 years
116	EMG AVP electronic map software V1.0	Independent research and development	2020SR1539778	Nov 3, 2020	50 years
117	EMG map cloud platform softwareV1.1.3	Independent research and development	2020SR1554941	Nov 9, 2020	50 years
118	2nd-generation basic map production platform softwareV1.6.7	Independent research and development	2020SR1539882	Nov 3, 2020	50 years
119	EMG HD electronic map software V1.0	Independent research and development	2020SR1539881	Nov 3, 2020	50 years
120	EMG electronic map software V3.1	Independent research and development	2020SR1596336	Nov 18, 2020	50 years
121	EMG POI spatial geography and address big-data system software	Independent research and development	2020SR1724046	Dec 3, 2020	50 years
122	EMG recommended search engine software	Independent research and development	2020SR1724044	Dec 3, 2020	50 years
123	EMG POI search engine and indexing&compiling system software	Independent research and development	2020SR1724073	Dec 3, 2020	50 years
124	EMG smart city spatial temporal information cloud platform software	Independent research and development	2020SR1724047	Dec 3, 2020	50 years
125	EMG smart community integration application platform software	Independent research and development	2020SR1724045	Dec 3, 2020	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
126	EMG gridding and overall social order control information system software	Independent research and development	2020SR1724074	Dec 3, 2020	50 years
127	EMG AOI search engine system software	Independent research and development	2020SR1829529	Dec 16, 2020	50 years
128	EMG mass POI data fusion processing platform system software	Independent research and development	2020SR1829528	Dec 16, 2020	50 years
129	EMG physical DB and street view thematic map system software	Independent research and development	2020SR1819977	Dec 15, 2020	50 years
130	EMG multi-angel tilt photography real-3D processing system software	Independent research and development	2020SR1829510	Dec 16, 2020	50 years
131	EMG track planning platform software	Independent research and development	2020SR1829511	Dec 16, 2020	50 years
132	Plane vector indoor and outdoor map building system software based on mode identification	Independent research and development	2020SR1829517	Dec 16, 2020	50 years
133	EMG geographic data management and address comparison, update and coding platform software	Independent research and development	2020SR1861999	Dec 21, 2020	50 years
134	EMG HD map visualization system software	Independent research and development	2020SR1862000	Dec 21, 2020	50 years
135	EMG big data service operation management platform software	Independent research and development	2020SR1861990	Dec 21, 2020	50 years
136	EMG 2D&3D integration map service platform software	Independent research and development	2020SR1913611	Dec 30, 2020	50 years
137	EMG 2D&3D integration map service platform software	Independent research and development	2020SR1913701	Dec 30, 2020	50 years
138	EMG lightweight 3D earth software	Independent research and development	2020SR1913703	Dec 30, 2020	50 years
139	Smart city 3D modelling system software	Independent research and development	2020SR1861971	Dec 21, 2020	50 years
140	Cloud map release platform software	Independent research and development	2020SR1861945	Dec 21, 2020	50 years
141	Blind angle calculation platform software	Independent research and development	2020SR1861970	Dec 21, 2020	50 years
142	EMG police geographic information integration service platform software	Independent research and development	2020SR1913702	Dec 30, 2020	50 years
143	EMG police network integration one-map management platform software	Independent research and development	2020SR1908847	Dec 29, 2020	50 years
144	EMG autonomous driving simulation test management platform software	Independent research and development	2020SR1908848	Dec 29, 2020	50 years
145	EMG HD map accuracy processing software	Independent research and development	2021SR0010189	Jan 5, 2021	50 years
146	EMG HD map inspection and scheduling system	Independent research and development	2021SR0010165	Jan 5, 2021	50 years
147	EMG industrial grade AOI application map software	Independent research and development	2021SR0010120	Jan 5, 2021	50 years
148	EMG ADAS EHP software	Independent research and development	2021SR0010121	Jan 5, 2021	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
149	EMG HD map EHP software	Independent research and development	2021SR0075629	Jan 14, 2021	50 years
150	EMG map quick update release software V1.0	Independent research and development	2021SR0075630	Jan 14, 2021	50 years
151	EMG smart city spatial temporal big data and sharing exchange cloud platform software V1.0	Independent research and development	2021SR0075631	Jan 14, 2021	50 years
152	EMG HD deformation processing software V1.0	Independent research and development	2021SR0079567	Jan 14, 2021	50 years
153	EMG automatic rearrangement and collection verification for standard address software	Independent research and development	2021SR0075683	Jan 15, 2021	50 years
154	EMG location inquiry service software V1.0	Independent research and development	2021SR0857240	Jun 8, 2021	50 years
155	EMG distribution workload statistic software V1.0	Independent research and development	2021SR0857241	Jun 8, 2021	50 years
156	EMG distribution service software V1.0	Independent research and development	2021SR0857242	Jun 8, 2021	50 years
157	EMG shortest route service for multi-point distribution software V1.0	Independent research and development	2021SR0857243	Jun 8, 2021	50 years
158	EMG distribution routing sharing software V1.0	Independent research and development	2021SR0857244	Jun 8, 2021	50 years
159	EMG online cross-border route analysis service software V1.0	Independent research and development	2021SR0868798	Jun 10, 2021	50 years
160	EMG map vector tile conversion software V1.0	Independent research and development	2021SR0868799	Jun 10, 2021	50 years
161	EMG cross-border route analysis tool software V1.0	Independent research and development	2021SR0868800	Jun 10, 2021	50 years
162	Beidou terminal HD positioning SDK software V1.0.0	Independent research and development	2021SR0875401	Jun 10, 2021	50 years
163	EMG Beidou terminal track management SDK software V1.0.0	Independent research and development	2021SR0960723	Jun 29, 2021	50 years
164	EMG multi-language conversion tool softwareV1.0	Independent research and development	2021SR0960743	Jun 29, 2021	50 years
165	EMG map grid tile conversion software V1.0	Independent research and development	2021SR0960744	Jun 29, 2021	50 years
166	EMG Beidou terminal track analysis service software V1.0	Independent research and development	2021SR0960747	Jun 29, 2021	50 years
167	EMG Beidou terminal HD positioning cloud authentication system softwareV1.0	Independent research and development	2021SR0960748	Jun 29, 2021	50 years
168	EMG Beidou terminal positioning SDK softwareV1.0	Independent research and development	2021SR0960749	Jun 29, 2021	50 years
169	EMG Beidou terminal multi-language retrieval SDK softwareV1.0	Independent research and development	2021SR0960750	Jun 29, 2021	50 years
170	DMG POI editing system V1.0	Independent research and development	2008SR27461	Oct 31, 2008	50 years
171	Navigation electronic map data conversion tool system V1.0	Independent research and development	2008SRBJ3342	Oct 9, 2008	50 years
172	DMG navigation data editing systemV1.0	Independent research and development	2008SRBJ3373	Oct 9, 2008	50 years
173	DMG customer relation management systemV1.0	Independent research and development	2008SR27459	Sep 1, 2008	50 years
174	DMG image correction system V1.0	Independent research and development	2008SR27460	Oct 31, 2008	50 years
175	DMG field data acquisition systemV1.0	Independent research and development	2008SR28190	Nov 7, 2008	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
176	Shuashuakong mobile client software	Transfer	2012SR107955	Nov 12, 2012	50 years
177	3D scene editing software	Independent research and development	2013SR139420	Dec 5, 2013	50 years
178	City street map editing software	Independent research and development	2013SR139086	Dec 5, 2013	50 years
179	General building 3D modelling software	Independent research and development	2013SR139185	Dec 5, 2013	50 years
180	DMG hybrid Geocoding software	Independent research and development	2015SR025400	Feb 5, 2015	50 years
181	DMG 3D induction line editing tool software	Independent research and development	2015SR023612	Feb 4, 2015	50 years
182	DMG city street map data editing tool software	Independent research and development	2015SR022532	Feb 3, 2015	50 years

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No.	Trademark	Classification Number	Valid Period	Registration Number
1	中传视讯-文字+图形	42	2008.12.21-2028.12.20	4666047
2	中传视讯-文字	38	2008.12.21-2028.12.20	4666049
3	中传视讯-文字	42	2008.12.21-2028.12.20	4666048
4	LOOKLOOK-图形	38	2009.04.07-2029.04.06	4666051
5	LOOKLOOK-图形	42	2008.12.21-2028.12.20	4666050
6	新蜂-文字	38	2011.08.21-2031.08.20	8538907
7	新蜂-文字	42	2012.01.28-2032.01.27	8539078
8	新蜂.潮-文字	38	2011.08.21-2031.08.20	8539104
9	新蜂.潮-文字	42	2012.01.28-2032.01.27	8539141
10	xfeng-文字	35	2012.03.28-2032.03.27	9229145
11	xfeng-文字	38	2012.03.28-2032.03.27	9229160
12	xfeng-文字	41	2012.03.28-2032.03.27	9229190
13	xfeng-文字	42	2012.03.28-2032.03.27	9229221
14	LookLook-文字	38	2014.07.14-2024.07.13	11534067
15	LookLook-文字	42	2014.04.14-2024.04.13	11534227
16	LookLook-图形	38	2015.11.14-2025.11.13	11533428
17	LookLook-图形	42	2014.06.21-2024.06.20	11533720
18	中童-文字	41	2014.08.07-2024.08.06	12214085
19	中童在线-文字	41	2014.08.07-2024.08.06	12214092
20	翠鸟-文字	38	2014.08.07-2024.08.06	12214058
21	翠鸟-文字	42	2014.08.07-2024.08.06	12214125
22	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
23	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
24	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
25	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
26	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
27	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
28	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
29	新影力-文字	41	2014.08.28-2024.08.27	12288643
30	小人-图形	35	2014.08.28-2024.08.27	12287985
31	小人-图形	38	2014.08.28-2024.08.27	12288580
32	小人-图形	41	2014.08.28-2024.08.27	12288629
33	小人-图形	42	2014.08.28-2024.08.27	12288435
34	中传-文字	38	2014.08.28-2024.08.27	12288267
35	中传-图形	38	2014.08.28-2024.08.27	12288289
36	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
37	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
38	箩筐-图形	9	2016.06.14-2026.06.13	16580231

No.	Trademark	Classification Number	Valid Period	Registration Number
39	箩筐-图形	35	2016.06.14-2026.06.13	16580230
40	箩筐-图形	38	2016.06.14-2026.06.13	16580229
41	箩筐-图形	41	2016.06.14-2026.06.13	16580228
42	箩筐-图形	42	2016.06.14-2026.06.13	16580227
43	箩筐-文字	42	2016.09.28-2026.09.27	16580249
44	箩筐-文字	41	2016.06.14-2026.06.13	16580250
45	箩筐-文字	35	2016.09.21-2026.09.20	16580252
46	箩筐-文字	9	2016.06.14-2026.06.13	16580253
47	微时光-文字	42	2016.09.28-2026.09.27	16580247
48	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
49	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
50	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
51	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
52	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
53	录游器-文字	9	2016.06.14-2026.06.13	16782135
54	录游器-文字	35	2016.06.14-2026.06.13	16782136
55	录游器-文字	38	2016.06.14-2026.06.13	16782137
56	录游器-文字	41	2016.06.14-2026.06.13	16782138
57	录游器-文字	42	2016.06.14-2026.06.13	16782139
58	LKCO-文字	9	2020.03.28-2030.03.27	40267810
59	LKCO-文字	35	2020.03.28-2030.03.27	40266023
60	LKCO-文字	38	2020.04.07-2030.04.06	40270521
61	LKCO-文字	41	2020.03.28-2030.03.27	40266047
62	LKCO-文字	42	2020.03.28-2030.03.27	40269524
63	LK-图形	41	2020.01.28-2030.01.27	38000351
64	LK-图形	42	2020.01.28-2030.01.27	37999219
65	LUOKUNG-文字	9	2020.01.21-2030.01.20	37990480
66	LUOKUNG-文字	35	2020.02.07-2030.02.06	37993561
67	LUOKUNG-文字	38	2020.01.21-2030.01.20	37990532
68	LUOKUNG-文字	41	2020.01.21-2030.01.20	37989767
69	LUOKUNG-文字	42	2020.01.21-2030.01.20	37986487
70	LUOKUNG-文字+图形	9	2020.07.21-2030.07.20	40271050
71	LUOKUNG-文字+图形	35	2020.07.21-2030.07.20	40266018
72	LUOKUNG-文字+图形	38	2020.05.14-2030.05.13	40270516
73	LUOKUNG-文字+图形	41	2020.05.14-2030.05.13	40269009
74	LUOKUNG-文字+图形	42	2020.07.21-2030.07.20	40266052
75	箩筐-文字+图形	9	2020.07.21-2030.07.20	40267807
76	箩筐-文字+图形	35	2020.07.21-2030.07.20	40268691
77	箩筐-文字+图形	41	2020.05.14-2030.05.13	40267474
78	箩筐-文字+图形	42	2020.07.21-2030.07.20	40269024
79	LUOKUNG-文字+图形	9	2020.12.18-2030.12.17	40268977
80	LUOKUNG-文字+图形	35	2020.07.21-2030.07.20	40269486
81	LUOKUNG-文字+图形	38	2020.12.18-2030.12.17	40270289
82	LUOKUNG-文字+图形	41	2020.07.21-2030.07.20	40270299
83	LUOKUNG-文字+图形	42	2020.07.21-2030.07.20	40267953
84	箩筐-文字+图形	9	2021.02.14-2031.02.13	40267809
85	箩筐-文字+图形	35	2020.07.21-2030.07.20	40267050

No.	Trademark	Classification Number	Valid Period	Registration Number
86	箩筐-文字+图形	41	2020.07.21-2030.07.20	40269015
87	箩筐-文字+图形	42	2020.07.21-2030.07.20	40267956
88	LUOKUNG-文字+图形	9	2020.05.14-2030.05.13	40270265
89	LUOKUNG-文字+图形	35	2020.05.14-2030.05.13	40270278
90	LUOKUNG-文字+图形	38	2020.05.14-2030.05.13	40269000
91	LUOKUNG-文字+图形	41	2020.05.14-2030.05.13	40270528
92	LUOKUNG-文字+图形	42	2020.05.14-2030.05.13	40266100
93	箩筐-文字+图形	9	2020.05.14-2030.05.13	40267036
94	箩筐-文字+图形	35	2020.07.21-2030.07.20	40267049
95	箩筐-文字+图形	41	2020.05.14-2030.05.13	40269014
96	箩筐-文字+图形	42	2020.07.21-2030.07.20	40269025
97	最e地图-文字	9	2020.06.21-2030.06.20	41612242
98	最e地图-文字	16	2020.06.21-2030.06.20	41621674
99	最e地图-文字	42	2020.06.21-2030.06.20	41604173
100	e地图-文字	16	2020.11.07-2030.11.06	41614991
101	箩筐地图-文字+图形	9	2021.11.28-2031.11.27	56400165
102	箩筐地图-图形	9	2021.11.28-2031.11.27	56404402
103	箩筐地图-图形	16	2021.11.28-2031.11.27	56388057
104	箩筐地图-图形	35	2021.11.28-2031.11.27	56369831
105	箩筐地图-图形	42	2021.11.28-2031.11.27	56391222
106	箩筐地图-文字	9	2021.11.28-2031.11.27	56400169
107	SUPERENGINE-文字+图形	9	2011.11.14-2021.11.13	8125722
108	SUPERENGINE-文字	9	2016.05.28-2026.05.27	16473185
109	SUPERENGINE-文字	42	2016.05.28-2026.05.27	16473185
110	超擎-文字	9	2016.05.28-2026.05.27	16473205
111	超擎-文字	42	2016.05.28-2026.05.27	16473205
112	WhooCine-文字	9	2019.09.14-2029.09.13	36049237
113	WhooCine-文字	35	2019.09.07-2029.09.06	36071274
114	WhooCine-文字	38	2019.09.14-2029.09.13	36059065
115	WhooCine-文字	41	2019.09.14-2029.09.13	36046824
116	WhooCine-文字	42	2019.09.07-2029.09.06	36059525
117	速映-文字	9	2019.09.14-2029.09.13	36070079
118	速映-文字	35	2019.09.14-2029.09.13	36064784
119	速映-文字	38	2019.09.14-2029.09.13	36062805
120	速映-文字	41	2019.09.14-2029.09.13	36054899
121	速映-文字	42	2019.09.14-2029.09.13	36047495
122	BOTBRAIN-文字	9	2017.11.21-2027.11.20	21410376
123	BOTBRAIN-文字	42	2017.11.21-2027.11.20	21410512
124	布本-文字	9	2017.11.21-2027.11.20	21410428
125	布本-文字	42	2017.11.21-2027.11.20	21410499
126	易图通 EMG E-文字+图形	16	2012.06.28-2022.06.27	7132923
127	易图通 EMG E-文字+图形	42	2013.05.07.-2023.05.06	7132924
128	E图形	9	2013.03.28-2023.03.27	10441443
129	E图形	16	2013.03.28-2023.03.27	10441442
130	E图形	42	2013.03.28-2023.03.27	10441441
131	易图通EMG-文字+图形	35	2020.10.07-2030.10.06	6821894

No.	Trademark	Classification Number	Valid Period	Registration Number
132	易图通EMG-文字+图形	38	2020.05.07-2030.05.06	6821892
133	易图通EMG-文字+图形	41	2011.02.28-2021.02.27	6821893
134	龙图通DMG-文字+图形	9	2020.10.28-2030.10.27	6900495
135	龙图通DMG-文字+图形	38	2020.05.07-2030.05.06	6821896
136	龙图通DMG-文字+图形	41	2011.03.07-2021.03.06	6900311
137	图网WWW.MYEMAP.COM.CN-文字+图形	38	2020.05.21-2030.05.20	6894376
138	E图网MYEMAP WWW.MYEMAP.COM.CN-文字+图形	41	2020.12.21-2030.12.20	7132809
139	景景通SCENIC SPOTS LINKAGE-文字+图形	9	2020.12.07-2030.12.06	7344257
140	景景通SCENIC SPOTS LINKAGE-文字+图形	16	2020.08.21-2030.08.20	7344294
141	易图通EMG-文字+图形	38	2013.02.07-2023.02.06	10106777
142	壹地图-文字+图形	9	2013.02.21-2023.02.20	10315431
143	壹导航-文字+图形	9	2013.02.21-2023.02.20	10315433
144	E图形	38	2013.03.28-2023.03.27	10441440

*	See below for an explanation of each classification number used in the table above.

Classification No. 9: data processing apparatus, couplers (data processing equipment), computer software (recorded), monitors (computer programs), smart cards (integrated circuit cards), electro-dynamic apparatus for the remote control of signals, alarms, and electric installations for the remote control of industrial operations.

Classification No. 16: paper and cardboard; printed matter; books; binding supplies; photo; stationery and office supplies (except furniture); adhesive for stationery or household use; materials used by artists for use or painting; brush; educational or teaching supplies; plastic paper, plastic film and plastic bags for packaging and packing.

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

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2021.

Luokung Technology Corp.
100%
LK Technology Ltd.
100%
Dream Beyond Global Limited
100%
Saleya Holding Limited
67.36%
BOTBRAIN AI LIMITED
100%
BOTBRAIN LIMITED
100%
Mobile Media (China) Limited
100%
MMB Limited
100%
SuperEngine Holdings Limited
100%
Overseas
Mainland China
100%
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.
100%
Yunnan Luokung Technology Co., Ltd.
100%
Shenzhen Luokung Technology Co., Ltd.
VIE
Beijing Zhong Chuan Shi Xun Technology Co., Ltd.
100%
Beijing BotBrain AI Information Technology Ltd.
VIE
DMG Infotech Co., Ltd
VIE
51%
Beijing Yuanli Anda Technology Co., Ltd.
51%
Luokung Zhitong Technology Co., Ltd.
100%
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd.
100%
Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd.
100%
Huoerguosi Luokung Information and Technology Co., Ltd.
100%
Shanghai PICO AI Technology Co., Ltd.
67.36%
Beijing BotBrain AI Technology Co., Ltd.
65%
Nanjing BotBrain AI Technology Co., Ltd.
41%
Beijing Wave Function Culture Development Co., Ltd
41%
Yunnan Wave Function Technology Co., Ltd
100%
SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd
100%
eMapgo Technologies (Beijing) Co., Ltd.
100%
Anhui SuperEngine Intelligent Technology Co., Ltd
100%
SuperEngine (Hainan) Technology Development Co., Ltd.
50%
20%
Luokung Datong Data Technology Co., Ltd.
40%
Luokung Remote Sensing Co., Ltd.
35%
35%
Beijing GWIN Digital Technology Co., Ltd.
35%

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any consolidation adjustments separately - as of and for the years ending December 31, 2021, 2020 and 2019.

Consolidating Statements of Income Information
	Year ended December 31, 2021
	Parent	Subsidiaries	VIE and its subsidiary	Consolidation Adjustments	Consolidated

Revenue	-	(2,121,185)	171,503,642	(24,314,492)	145,067,965
Cost of Revenue	300,000	(48,673)	131,315,543	(2,540,784)	129,026,086
Gross profit (loss)	(300,000)	(2,072,512)	40,188,099	(21,773,708)	16,041,879
Operating expenses	29,415,319	37,189,215	21,074,461	(6,018,545)	81,660,450
Loss from operations	(29,715,319)	(39,261,727)	19,113,638	(15,755,163)	(65,618,571)
Other expenses, net	3,139	(155,581)	(3,836,228)	9,919	(3,978,751)
Provision for income tax	-	-	(9,665)	8,136,002	8,126,337
Loss before noncontrolling interest	(29,712,180)	(39,417,308)	15,267,745	(7,609,242)	(61,470,985)
Less: loss attributable to noncontrolling interest	-	-	(7,330,267)	-	(7,330,267)
Net loss	(29,712,180)	(39,417,308)	7,937,478	(7,609,242)	(68,801,252)

	Year ended December 31, 2020
	Parent	Subsidiaries	VIE and its subsidiary	Consolidation Adjustments	Consolidated

Revenue	-	-	22,268,378	(4,004,590)	18,263,788
Cost of Revenue	-	-	17,479,479	-	17,479,479
Gross profit (loss)	-	-	4,788,899	(4,004,590)	784,309
Operating expenses	1,575,656	8,956,033	13,157,614	17,345,859	41,035,162
Loss from operations	(1,575,656)	(8,956,033)	(8,368,715)	(21,350,449)	(40,250,853)
Other expenses, net	13,582	161,076	141,014	(121,784)	193,888
Provision for income tax	-	-	-	-	-
Loss before noncontrolling interest	(1,562,074)	(8,794,957)	(8,227,701)	(21,472,233)	(40,056,965)
Less: loss attributable to noncontrolling interest	-	-	191,325	-	191,325
Net loss	(1,562,074)	(8,794,957)	(8,036,376)	(21,472,233)	(39,865,640)

	Year ended December 31, 2019
	Parent	Subsidiaries	VIE and its subsidiary	Consolidation Adjustments	Consolidated

Revenue	-	-	21,346,211	(2,567,039)	18,779,172
Cost of Revenue	-	-	14,976,016	-	14,976,016
Gross profit (loss)	-	-	6,370,195	(2,567,039)	3,803,156
Operating expenses	1,830,076	8,520,981	22,302,997	2,665,866	35,319,921
Loss from operations	(1,830,076)	(8,520,981)	(15,932,802)	(5,232,905)	(31,516,765)
Other expenses, net	(7,989)	(185,204)	542,810	(855,055)	(505,438)
Provision for income tax	-	-	70,992	-	70,992
Loss before noncontrolling interest	(1,838,065)	(8,706,185)	(15,319,000)	(6,087,960)	(31,951,211)
Less: loss attributable to noncontrolling interest	-	-	438,033	-	438,033
Net loss	(1,838,065)	(8,706,185)	(14,880,967)	(6,087,960)	(31,513,178)

Consolidating Balance Sheets Information

	Year ended December 31, 2021
	Parent	Subsidiaries	VIE and its subsidiary	Consolidation Adjustments	Consolidated

Cash	5,655,725	6,670,647	4,468,891	-	16,795,263
Accounts receivable	-	(4,996,556)	39,240,616	(20,440,693)	13,803,367
Other current asset	80,544,830	65,027,240	63,223,526	(181,668,212)	27,127,384
Total current asset	86,200,555	66,701,331	106,933,033	(202,108,905)	57,726,014
Property and equipment, net	-	943,401	4,639,079	-	5,582,480
Intangible asset, net	-	-	449,320	102,435,697	102,885,017
Right of use asset, net	-	1,228,469	3,256,374	-	4,484,843
Other-non-current asset	66,059,641	61,687,704	63,974,874	(97,211,714)	94,510,505
Total Non-current asset	66,059,641	63,859,574	72,319,647	5,223,983	207,462,845
Total Asset	152,260,196	130,560,905	179,252,680	(196,884,922)	265,188,859
Accounts payable	-	21,767,415	23,652,117	(36,226,913)	9,192,619
Lease liability	-	463,332	983,491	-	1,446,823
Other current liabilities	530,238	98,265,875	149,931,485	(157,658,534)	91,069,064
Total current liabilities	530,238	120,496,622	174,567,093	(193,885,447)	101,708,506
Lease liability-NC	-	804,303	2,260,054	-	3,064,357
Other non-current liabilities	-	-	941,073	5,626,921	6,567,994
Total non-current liabilities	-	804,303	3,201,127	5,626,921	9,632,351
Total liabilities	530,238	121,300,925	177,768,220	(188,258,526)	111,340,857
Accumulated deficit	(34,074,308)	(129,796,725)	(78,586,946)	59,747,703	(182,710,276)
Other equity	185,804,266	139,056,705	80,071,406	(68,374,099)	336,558,278
Total equity	151,729,958	9,259,980	1,484,460	(8,626,396)	153,848,002
Total Liability and stockholders’ equity	152,260,196	130,560,905	179,252,680	(196,884,922)	265,188,859

	Year ended December 31, 2020
	Parent	Subsidiaries	VIE and its subsidiary	Consolidation Adjustments	Consolidated

Cash	-	17,366	54,427	-	71,793
Accounts receivable	-	-	23,177,923	(19,196,981)	3,980,942
Other current asset	21,421	60,750,751	80,963,861	(133,739,655)	7,996,378
Total current asset	21,421	60,768,117	104,196,211	(152,936,636)	12,049,113
Property and equipment, net	-	16,421	497,942	-	514,363
Intangible asset, net	-	-	414,989	42,301,605	42,716,594
Right of use asset, net	-	210,239	159,508	-	369,747
Other-non-current asset	-	9,569,825	11,158,142	52,805,090	73,533,057
Total Non-current asset	-	9,796,485	12,230,581	95,106,695	117,133,761
Total Asset	21,421	70,564,602	116,426,792	(57,829,941)	129,182,874
Accounts payable	-	20,638,035	20,656,467	(35,452,991)	5,841,511
Lease liability	-	191,099	145,438	-	336,537
Other current liabilities	4,089,281	36,742,660	107,596,720	(80,993,571)	67,435,090
Total current liabilities	4,089,281	57,571,794	128,398,625	(116,446,562)	73,613,138
Lease liability-NC				-
Other non-current liabilities	-	-	-	2,875,631	2,875,631
Total non-current liabilities	-	-	-	2,875,631	2,875,631
Total liabilities	4,089,281	57,571,794	128,398,625	(113,570,931)	76,488,769
Accumulated deficit	(4,172,799)	(51,352,319)	(40,856,100)	(16,861,294)	(113,242,512)
Other equity	104,939	64,345,127	28,884,267	72,602,284	165,936,617
Total equity	(4,067,860)	12,992,808	(11,971,833)	55,740,990	52,694,105
Total Liability and stockholders’ equity	21,421	70,564,602	116,426,792	(57,829,941)	129,182,874

Consolidating Cash Flows Information

	Year ended December 31, 2021
	Parent	Subsidiaries	VIE	Elimination	Consolidated

Net cash (used in)/provided by operation activities	(86,208,510)	18,418,485	15,901,191	(1,899,125)	(53,787,959)
Net cash (used in)/provided by investing activities	(72,449,477)	(52,735,367)	(13,978,334)	60,766,693	(78,396,485)
Net cash (used in)/provided by financing activities	164,103,934	40,474,282	4,696,253	(60,363,735)	148,910,734
Effect of exchange rate changes on cash	209,778	102,830	(1,591,543)	1,276,116	(2,820)
Net increase in cash and cash equivalents	5,655,725	6,260,229	5,027,567	(220,051)	16,723,470

	Year ended December 31, 2020
	Parent	Subsidiaries	VIE	Elimination	Consolidated

Net cash (used in)/provided by operation activities	21	(4,229,760)	(11,651,021)	56,952	(15,823,808)
Net cash (used in)/provided by investing activities	-	(19,237,128)	(4,817,894)	4,673,626	(19,381,396)
Net cash (used in)/provided by financing activities	(21)	21,430,816	14,964,574	(4,856,951)	31,538,418
Effect of exchange rate changes on cash	-	25,684	17,207	-	42,891
Net increase in cash and cash equivalents	-	(2,010,388)	(1,487,134)	(126,373)	(3,623,895)

	Year ended December 31, 2019
	Parent	Subsidiaries	VIE	Elimination	Consolidated
Net cash (used in)/provided by operation activities	49	(5,396,893)	(11,256,732)	(1,609,968)	(18,263,544)
Net cash (used in)/provided by investing activities	-	(14,626,876)	(1,669,990)	1,669,990	(14,626,876)
Net cash (used in)/provided by financing activities	(49)	21,397,864	14,168,216	(125,778)	35,440,252
Effect of exchange rate changes on cash	-	(26,970)	(16,798)	(2,595)	(46,363)
Net increase in cash and cash equivalents	-	1,347,125	1,224,696	(68,352)	2,503,469

VIE Arrangements with VIEs and Their Respective Shareholders

To comply with the PRC legal restrictions on foreign investments, the Company operates such restricted services in the PRC through certain PRC domestic companies, whose nominal equity interests are held by certain management members or founders of the Company or certain other third parties. Part of the registered capital of these PRC domestic companies was funded by certain management members, or founders of the Company or certain other third parties. The Company has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members, founders, or certain other third parties, including equity interest pledge agreements of the nominal equity interests held by those management members, founders or certain other third parties in these PRC domestic companies, and exclusive option agreements to acquire such nominal equity interests in these PRC domestic companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Company’s significant consolidated VIEs, namely Zhong Chuan Shi Xun, Beijing Botbrain and EMG are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Exclusive Option Agreement

Each VIE equity holders has granted the WFOEs exclusive call options to purchase the nominal equity interest in the VIEs at an exercise price equal to (i) with regard to Zhong Chuan Shi Xun, the minimum price as permitted by applicable PRC laws, or (ii) with regard to Beijing Botbrain, RMB10 in aggregate, or if appraisal is required as requested by relevant PRC laws, the price as determined by the relevant parties, or (iii) with regard to EMG, RMB 1 in aggregate or other price as determined by the relevant parties, provided that if required by relevant PRC laws, the minimum price as permitted by PRC laws shall apply. The WFOEs may designate another entity or individual to purchase the nominal equity interests, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the nominal equity interests pursuant to the call option. The VIEs shall not declare any dividend or other distribution to its equity holders unless with the approval of the WFOEs. With regard to Zhong Chuan Shi Xun and Beijing Botbrain, the exclusive call option agreements remain in effect for ten (10) years and may be renewed at the election of the WFOEs. With regard to EMG, the exclusive call option agreement shall remain in effect until all nominal equity interest under the call option has been transferred to the WFOE or its designated entity or individual.

Equity Pledge Agreements

As for Zhong Chuan Shi Xun and Beijing Botbrain, pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing security interest in favor of the corresponding WFOEs to secure the performance of obligations by the VIEs and/or the equity holders under the exclusive business cooperation agreements. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE in accordance with applicable PRC laws in the event of any breach or default, and VIE equity holders shall cease to be entitled to any rights or interests associated with their nominal equity interests in the VIEs. These equity pledge agreements remain in force until and unless the obligations of the VIE equity holders to the WFOEs under the exclusive business cooperation agreements have been fulfilled.

As for EMG, pursuant to the relevant equity pledge agreement, the relevant VIE equity holder has pledged all of its nominal equity interest in the VIE as a continuing first priority security interest in favor of the corresponding WFOE to secure the performance of obligations by the VIE as set forth in relevant exclusive option agreement, proxy agreement, the equity pledge agreement and the VIE’s obligation to repay the secured indebtedness. The VIE equity holder shall not be entitled to receive any dividend associated with its nominal equity interest unless with the approval of the WFOE, and the dividend received by the VIE equity holder shall be deposited in the account designated by the WFOE and subject to the supervision of the WFOE. In the event of any breach or default, the WFOE shall be entitled all rights to relief, including but not limited to disposing the nominal equity interest held by the VIE equity holder. The equity pledge agreement shall remain in force until and unless the obligations of the VIE equity holder to the WFOE under Exclusive option agreement, proxy agreement, the equity pledge agreement have been fulfilled or all the secured indebtedness has been paid off.

Power of Attorney

As for Zhong Chuan Shi Xun and Beijing Botbrain, pursuant to the relevant power of attorney, each of the relevant VIE equity holders irrevocably appoints the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interests in relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney shall remain effective as long as such VIE equity holder remain as a shareholder of Zhong Chuan Shi Xun or Beijing Botbrain.

As for EMG, pursuant to the relevant power of attorney, the relevant VIE equity holder irrevocably appoints certain person designated by the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interest in relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney of EMG shall remain effective until March 11, 2044, which will be renewed automatically for another ten (10) years unless the parties to the power of attorney agree otherwise.

(ii)	Contracts that enable the Company to receive the economic benefits from the VIEs

Exclusive business cooperation agreements

As for Zhong Chuan Shi Xun and Beijing Botbrain, each relevant VIE has entered into an exclusive business services agreement with the corresponding WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, (i) Zhong Chuan Shi Xun pays a service fee to the corresponding WFOE which shall be no less than 80% of Zhong Chuan Shi Xun’s after-tax profits; (ii) Beijing Botbrain pays a service fee to the corresponding WFOE which shall be reasonably determined by such WFOE based on certain factors; (iii) EMG pays a service fee to the corresponding WFOE which shall be 20% of EMG’s annual income.

Cash Flows through Our Organization

Luokung Technology Corp. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Luokung Technology Corp.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Luokung Technology Corp.. In addition, our PRC subsidiaries are permitted to pay dividends to Luokung Technology Corp. only out of their retained earnings, if any, as determined in accordance with applicable accounting standards and regulations. Further, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to review by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership.

D. PROPERTY, PLANTS AND EQUIPMENT

We lease offices as headquarter located at 8F & 9F, Block B, SOHO Phase II, No. 9 Guanghua Road, Chaoyang District, Beijing, which covers a floor space of 3498 square meters. These leases expire on August 15, 2024 and are renewable upon negotiation.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement to acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China.

Results of operations for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Revenue

Our revenues primarily comprise internet LBS and related smart industry services and smart transportation from our VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd.(“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

Internet LBS and related smart industry services

LBS Business

Zhong Chuan Rui You and Wave Function derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period.

Software and services

SuperEngine generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. Superengine bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one time license fees from customers. Revenue is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation and verification test

EMG provides data collection and desensitization for compliance with legal requirements to system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing. Revenues are derived from the provision of data collection and desensitization service for compliance with legal requirements. Revenues are recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a certain period with updates to the map service platform during such contract period to certain public sectors and enterprises to support its location-based application. The map service platform includes map data and software that support certain map applications such as display, search, routing and others. Revenues from a map data license for a certain period are recognized ratably over time because the customer receives and consumes the benefit of the map services throughout the contract period.

	Fiscal Year Ended December 31,
	2021	2020	2019
	(dollars in thousands)
Revenues
LBS advertising	$131,423	$17,895	$17,806
Remote Sensing and GIS Data Management Service Platform software and services	4,545	69	-
Smart transportation	9,100	300	973

Total revenues	$145,068	$18,264	$18,779

LBS advertising	90.6%	98.0%	94.8%
Remote Sensing and GIS Data Management Service Platform software and services	3.1%	0.4%	-%
Smart transportation	6.3%	1.6%	5.2%

Total	100.0%	100.0%	100.0%

For the year ended December 31, 2021, we had revenue of $145,067,965, as compared to revenue of $18,263,788 for the year ended December 31, 2020, an increase of $126,804,177, or 694.3%, which was primarily due to the integration and improvement of geographic information points of interest (POI), characteristic areas of interest (AOI) and other data with AI algorithms, which subsequently improved advertising conversion to meet a growing customer base and increased demand.

Cost of revenue

The cost of revenue primarily consists of traffic acquisition costs and salary and benefit expenses. Our traffic acquisition costs may vary due to a number of factors, including scale, targeted audience and the geography of traffic.

Salary and benefit expenses consist of costs for employees directly involved in data collection and processing and data collection costs, which are primarily comprised of field survey-related costs and hard disk materials costs, and depreciation of facilities and equipment used in data collection and processing.

	Year Ended December 31,
	2021			2020
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Traffic acquisition costs	$124,997	96.9%	86.2%	$17,236	98.6%	94.4%
Others	4,029	3.1%	2.8%	243	1.4%	1.3%
Total cost of revenue	$129,026	100.0%	89.0%	$17,479	100.0%	95.7%

Cost of revenue for the year ended December 31, 2021 was $129,026,086, representing an increase of $111,546,607 or 638.2% as compared to $17,479,479 for the year ended December 31, 2020. The increase was primarily attributable to the increase of traffic acquisition costs incurred.

Gross profit margin increased to 11.1% for the year ended December 31, 2021 from 4.3% for the year ended December 31, 2020. The increase in gross profit margin was primarily attributable to value-added services and revenue from natural resource management and smart transportation, all of which yield increased gross profit margin.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $6,057,161 for the year ended December 31, 2021, as compared to $1,708,222 for the year ended December 31, 2020, an increase of $4,348,939 or 254.6%. The increase was primarily attributable to an increase in salaries of approximately $2,330,000 due to an increase in the number of marketing personnel and an increase in marketing and advertising expenses of approximately $1,953,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $30,127,176 for the year ended December 31, 2021, as compared to $29,925,057 for the year ended December 31, 2020, an increase of $202,119 or 0.7%. The increase was primarily attributable to an increase in consulting fees of approximately $4,711,000, an increase in legal and professional fees of approximately $2,466,000, an increase in salary expenses of approximately $5,198,000, an increase in impairment on loans of approximately $3,971,000 and impairment goodwill of BotBrain of approximately $1,995,000, offset by a decrease in impairment loss of accounts and other receivables of approximately $20,149,000.

Research and development expenses

Research and development expenses primarily consist of amortization of the intangible assets, and salaries and benefits for research and development personnel.

Research and development expenses totaled $45,476,113 for the year ended December 31, 2021, as compared to $9,401,883 for the year ended December 31, 2020, an increase of $36,074,000 or 383.7%. The increase was primarily attributable to an increase in salaries and share based compensation of approximately $23,519,000 due to an increase in the number of staff in the R&D department, an increase in amortization of intangible assets of approximately $7,209,000 as a result of the acquisition of a 100% equity interest in EMG and an increase in software developments expenses of approximately $3,674,000.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2021, loss from operations amounted to $65,618,571, as compared to loss from operations of $40,250,853 for the year ended December 31, 2020, an increase of $25,367,718, or 63.0%.

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2021, other expense, net, amounted to $3,978,751 as compared to other income, net, of$193,888 for the year ended December 31, 2020, a change of $4,172,639, or 2,152%, which was primarily attributable to an increase in interest expenses of approximately $497,000, a decrease in foreign currency transaction gain of approximately $2,149,000 and a decrease in other income of approximately $1,526,000.

Income tax

We had an income tax benefit of $8,126,337 and $0 for the years ended 2021 and 2020, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, which is normally effective for a period of three years. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, eMapgo Technologies (Beijing) Co., Ltd., DMG Infotech Co., Ltd and Beijing BotBrain AI Technology Ltd. are High-tech enterprises and enjoy a favorable income tax rate of 15%.

Net loss

As a result of the factors described above, our net loss was $61,470,985 for the year ended December 31, 2021, compared to net loss of $40,056,965 for the year ended December 31, 2020, an increase of $21,414,020 or 53.5%.

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $68,801,252, or $0.21 per ordinary share (basic and diluted), for the year ended December 31, 2021, compared to net loss attributable to owners of the Company of $39,865,640, or $0.18 per ordinary share (basic and diluted), for the year ended December 31, 2020, a change of $28,935,612 or 72.6%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $58,700 for the year ended December 31, 2021, as compared to a foreign currency translation loss of $2,937,074 for the year ended December 31, 2020. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2021 of $61,529,685, compared to comprehensive loss of $42,994,039 for the year ended December 31, 2020.

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

For the year ended December 31, 2020, we had revenue of $18,263,788, as compared to revenue of $18,779,172 for the year ended December 31, 2019, a decrease of $515,384, or 2.7%, which was primarily due to the lockdown as a result of Covid-19, as the demand for LBS decreased compared to the demand prior to the pandemic.

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

Cost of revenue for the year ended December 31, 2020 was $17,479,479, representing an increase of $2,503,463 or 16.7% as compared to $14,976,016 for the year ended December 31, 2019. The increase was primarily attributable to the increase of traffic acquisition costs incurred to support our advertising platform. Our traffic acquisition costs may vary due to a number of factors, including the scale, targeted audience and the geographic location of traffic.

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

Research and development expenses

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

Income tax

We had an income tax benefit of $0 and $70,992 for the years ended 2020 and 2019, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Advertising services

Zhong Chuan Rui You and Wave Function derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period.

Software and services

SuperEngine generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. Superengine bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one time license fees from customers, is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation & verification test

EMG provides data collection and desensitization for compliance with legal requirements to system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing. Revenues are derived from the provision of data collection and desensitization service for compliance with legal requirements. Revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a certain period with updates to the map service platform during such contract period to certain public sectors and enterprises to support their location-based application. The map service platform includes map data and software that support certain map applications such as display, search, routing and others. Revenues from a map data license for a certain period are recognized ratably over time because the customer receives and consumes the benefit of the map services throughout the contract period.

Impairment of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2021 and 2020, the Company assessed the impairment of its long-lived assets and identified impairment indications. The Company determined that there was no impairment of long-lived assets.

Impairment of goodwill

The Company assesses goodwill for impairment in accordance with ASC 350-20, “Intangibles—Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

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

In 2021, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $1,994,986 of Botbrain due to the impact of the pandemic, which has caused our clients to reduce their budgets on training programs we offered.

In 2020, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $3,619,968 of Zhong Chuan Rui You due to terminating our train WiFi business and shifting the focus of business development to LBS advertising.

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

The impact of an uncertain income tax positions on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2021, 2020 and 2019, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. The Company applied the new standard beginning January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. This ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2021 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically have relied on cash flow provided by operations and financing to supplement our working capital. At December 31, 2021 and 2020, we had cash balances of approximately $16,795,263 and $71,793, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to December 31, 2021:

			December 31, 2020 to December 31, 2021
	December 31, 2021	December 31, 2020	Change	Percentage Change
Working capital deficit:
Total current assets	$57,726,014	$12,049,113	$45,676,901	379.1%
Total current liabilities	101,708,506	73,613,138	28,095,368	38.2%
Working capital deficit:	$(43,982,492)	$(61,564,025)	$17,581,533	(28.6)%

Our working capital deficit decreased by $17,581,533 to a working capital deficit of $43,982,492 at December 31, 2021 from working capital deficit of $61,564,025 at December 31, 2020. This decrease in working capital deficit is primarily attributable to an increase in accounts receivable, net of allowance for expected credit losses of approximately $9,822,000, an increase in other receivables of approximately $18,456,000, an increase in notes receivable of approximately $672,000, a decrease in amounts due to related party of approximately $175,000, offset by an increase in accounts payable of approximately $3,351,000, an increase in accrued liabilities and other payables of approximately $22,891,000, an increase in deferred revenue of approximately $918,000 and an increase in lease liability of approximately $1,110,000.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements.

Cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(53,787,959)	$(15,823,808)
Net cash used in investing activities	(78,396,485)	(19,381,396)
Net cash provided by financing activities	148,910,734	31,538,418
Effect of foreign exchange rate changes	(2,820)	42,892
Net increase (decrease) in cash	$16,723,470	$(3,623,894)

Net cash flow used in operating activities was $53,787,959 for the year ended December 31, 2021 as compared to net cash flow used in operating activities of $15,823,808 for the year ended December 31, 2020, an increase of $37,964,151.

Net cash flow used in operating activities for the year ended December 31, 2021 primarily reflected our net loss of approximately $61,471,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $13,432,000, amortization of right-of-use assets of approximately $1,148,000, exchange difference of approximately $71,000, loss on disposal of property and equipment of approximately $107,000, allowance for expected credit losses of approximately $5,249,000, share-based compensation expense of approximately $21,186,000, impairment of goodwill of approximately $1,995,000, change in deferred tax liability of approximately $8,223,000 and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $8,004,000, an increase in other receivables and prepayment of approximately $23,050,000, an increase in note receivable of approximately $664,000 and a decrease in lease liability of approximately $997,000, offset by an increase in accounts payable of approximately $101,000, an increase in accrued liabilities and other payables of approximately $4,547,000 and an increase in deferred revenue of approximately $703,000.

Net cash flow used in operating activities for the year ended December 31, 2020 primarily reflected our net loss of approximately $40,057,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $5,597,000, amortization of right-of-use assets of approximately $409,000, exchange difference of approximately $2,019,000, loss on disposal of property and equipment of approximately $14,000, allowance for expected credit losses of approximately $17,005,000, share-based compensation expense of approximately $4,804,000, impairment of goodwill of approximately $3,620,000, loss on disposal of subsidiary of approximately $126,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $1,831,000, an increase in other receivables and prepayment of approximately $10,355,000, a decrease in deferred revenue of approximately $1,483,000, a decrease in lease liability of approximately $433,000, offset by an increase in accounts payable of approximately $1,078,000 and an increase in accrued liabilities and other payables of approximately $7,937,000.

Net cash flow used in investing activities was $78,396,485 for the year ended December 31, 2021 as compared to net cash flow used in investing activities of $19,381,396 for the year ended December 31, 2020. During the year ended December 31, 2021, we made the remaining payment for the acquisition of Saleya as disclosed in the Form 6K filed on September 13, 2019 of approximately $67,957,000, investment of approximately $440,000, payment for the purchase of property, plant and equipment of approximately $1,542,000, purchase of other asset at a cost of approximately $4,151,000 and deposits for investments of approximately $6,436,000, offset by net cash inflow from acquisition of subsidiaries of approximately $2,129,000. During the year ended December 31, 2020, we made partial payment for the acquisition of Saleya disclosed in the Form 6K filed on September 13, 2019 of approximately $18,743,810, disposal of subsidiary of approximately $126,000, investment of approximately $188,000, payment for the purchase of property, plant and equipment of approximately $34,000 and deposits for investments of approximately $290,000.

Net cash flow provided by financing activities was $148,910,734for the year ended December 31, 2021 as compared to net cash flow provided by financing activities of $31,538,418 for the year ended December 31, 2020. During the year ended December 31, 2021, we received advances from related parties of approximately $1,091,000, additional capital investment from minority shareholders of approximately $378,000 and received proceeds from the issuance of shares of approximately $154,231,000, offset by dividends paid on preferred shares of approximately $666,000 and redemption of preferred shares of approximately $6,123,000. During the year ended December 31, 2020, we received a loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,739,000 and received proceeds from the issuance of shares of approximately $9,882,000.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities are contained in “Item 4. Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses”. In the years ended December 31, 2021, 2020 and 2019, we spent $45,476,113, $9,401,883 and $8,710,746, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

For information on our critical accounting estimates, please see “Operating Resulting- Critical Accounting Policies” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	53	Chief Executive Officer, Chairman and Director
Dongpu Zhang	53	President and Director
Baomin Li	52	Chief Technical Officer
Jie Yu	37	Chief Financial Officer
David Wei Tang (1)(2)(4)	56	Director
Jin Meng Bryan Yap (1)(3)(4)	58	Director
Yang Zhou(1)(2)(3)(4)	37	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Qualifies as “independent” based on NASDAQ listing rules.

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

B. COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately $90,000 in cash compensation to our independent directors for serving on our board of directors.

In addition, in September of 2021, the Company issued 570,001 ordinary shares to current independent directors as compensation for their services.

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

Employment Agreements

On August 19, 2018, the Company entered into an Employment Agreement (the “Song Agreement”) with Mr. Xuesong Song, to serve as the Chief Executive Officer of the Company for a four-year term, subject to renewal. Under the terms of the Song Agreement, Mr. Song will receive no salary for his services but will be eligible for an annual cash bonus in the Board’s sole discretion. On June 8, 2021, the Compensation Committee of the Board of Directors of the Company approved an amendment to the employment agreement by and between the Company and Mr. Song, in order to provide the CEO with a salary of $500,000 annually, effective as of June 1, 2021.

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

D. EMPLOYEES.

As of December 31, 2021 and 2020, we had a total of 738 and 180 full-time employees, including 507 and 65 in research and development, 113 and 10 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E. SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2021, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2021. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2021 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 385,542,224 ordinary shares outstanding on December 31, 2021.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)	38,156,430	9.90%
Dongpu Zhang, President (2)	2,321,792	0.60%
Directors and executive officers as a group (7 persons)	45,089,163	11.70%

(1)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 1,000,000 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(2)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

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

As of December 31, 2021 and 2020 had amounts due to related parties, Mr. Song, C Media, Beijing Zhongan Huitong Information Technology Co., Ltd. and Vision Capital Profits Limited, in the amounts of $0.1 million and $6 thousand ; $0 and $0.2 million ; $0 and $14 thousand ; $0 and $0.1 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

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

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors may pass a written resolution (a) by such majority of the votes of the directors entitled to vote on the resolution as may be specified in the memorandum of association or articles of association or (b) in the absence of any provision in the memorandum of association or the articles of association, by all the directors entitled to vote on the resolution. Our articles of association provide that a resolution consented to in writing by the directors may be passed by a simple majority of the directors or of all members of the committee, as the case may be.

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

C. MATERIAL CONTRACTS

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

On June 17, 2020, the Company entered into preferred stock subscription agreement with Daci Haojin Foundation Limited to issue 15,000,000 preferred shares for $45,000,000. Pursuant to the preferred stock subscription agreement the first closing will not occur until July 2020 and such closing will be for $13,500,000. Subsequent closings will occur on August 31 and September 30, 2020 for $13,500,000 and $18,000,000, respectively. The subscription agreement has been terminated as of December 31, 2021.

On March 29, 2022, LK Technology Ltd., a subsidiary of the Company, the Company and Beijing Zhong Chuan Shi Xun Technology Limited, a variable interest entity of the Company (“Beijing Zhongchuan”), signed an agreement (the “iTraffic SPA”) with iTraffic Inc. and the other entities and persons set forth in the iTraffic SPA, for Beijing Zhongchuan to acquire Beijing Hongda Jiutong Technology Development Co., Ltd (“Hongda Jiutong”), a big data service provider for intelligent transportation and connected vehicles in China. Pursuant to the iTraffic SPA, the Company plans to issue 6,000,000 shares of its ordinary shares. Beijing Zhongchuan will pay a total of RMB12,156,200 for 100% of the equity interest of Hongda Jiutong. The terms of the transaction are described in detail in the SPA, which has been filed as an exhibit hereto and which is incorporated by reference in its entirety. As a result of the transaction, Hongda Jiutong will be a subsidiary of Beijing Zhongchuan.

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

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended in August 2009, that may subject persons to criminal liabilities in China for any attempt, among others things, to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. According to the Administration Measures on the Security Protection of Computer Information Network with International Connections issued by the Ministry of Public Security in 1997 and amended by the State Council in 2011, any entity or individual is prohibited from using the internet to leak state secrets or to spread socially destabilizing materials. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing at a foreign stock exchange. Besides, the Cybersecurity Review Measures also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may conduct a cybersecurity review on its own initiative. The Cybersecurity Review Measures also elaborate the factors to be considered when assessing the national security risks of the relevant activities, The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing.

On August 20, 2021, the Standing Committee of the National People’s Congress of PRC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Relevant Regulations of High-tech Enterprises

The Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau collectively promulgated and issued the certain standards on April 14, 2008 to certify High-tech enterprises and encourage and support the development of the Chinese High-tech enterprises. Under the High-tech Enterprises Measures, the enterprise can enjoy the favorable tax policy when it is certified as a High-tech enterprise by the Ministry of Information Industry, the Ministry of Science and Technology and the State Tax Bureau or with its provincial branch according to the stipulated standard. The software and computer and network technology industries are recognized as High-tech fields. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, eMapgo Technologies (Beijing) Co., Ltd., DMG Infotech Co., Ltd, and Beijing BotBrain AI Technology Ltd., are High-tech enterprises and enjoy a favorable income tax rate of 15%.

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

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People’s Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, providing for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this annual report on Form 20-F, through Luokung Technology, we have been granted 32 patents by the State Intellectual Property Office (“SIPO”) of PRC and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural persons, legal persons or any other organizations shall have a copyright on the software developed by such persons no matter whether such software has been published. The protection period of software copyrights owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Luokung Technology has 182 registration certificates for software copyrights.

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

E. TAXATION

The following discussion sets forth the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares represented by our ADSs, sometimes referred to collectively as the “securities”. It is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to Luokung Technology Corp..

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

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS.

None.

H. DOCUMENTS ON DISPLAY.

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a foreign private issuer we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq rules. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and our SEC reports can be viewed or downloaded there. The address of this web site is http://www.sec.gov. In addition, information that we furnish or file with the SEC, including annual reports on Form 20-F, current reports on Form 6-K, proxy and information statements and any amendments to, or exhibits included in, those reports are available to be viewed or download, free of charge, on our website at http://www.luokung.com as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2021, we had a loan from Geely Technology which bears interest at a fixed rate of 8% per annum. If we borrow money with variable interest in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to $145,447 loss and $2,937,074 loss as of the fiscal years ended December 31, 2021 and 2020, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2021 at RMB6.3757 to $1.00 as compared to RMB6.5243 to $1.00 at December 31, 2020-. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal years ended December 31, 2021 and 2020 were RMB6.4515 and RMB6.9001 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2021 was 9.1% lower than that of the same period in 2020. China consumer price index in December 2020 was 6.7% higher than that of the same period in 2019. China consumer price index in December 2019 was 2.6% higher than that of the same period in 2018. China consumer price index in December 2018 was 0.1% higher than that of the same period in 2017.China consumer price index in December 2017 was 0.3% lower than that of the same period in 2016. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by MSPC Certified Public Accountants and Advisors, A Professional Corporation, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on F-6 of this Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2021 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. In 2022, We have engaged with Grant Thornton to assist management to set up and implement various controls and procedures so as to alleviate the deficiencies in internal control.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following is a summary of the fees billed to the Company by its principal independent registered accounting firm for professional services rendered for the years ended December 31, 2021 and 2020 (in US dollars):

	Year Ended December 31,
	2021		2020
Audit Fees	$		$
MSPC		430,000		-
Moore CPA		-		325,000
Audit-Related Fees
MSPC		-		-
Moore CPA		80,000		50,000
TOTAL		$510,000		$375,000

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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
Xuesong Song
Chief Executive Officer (principal executive officer)

May 17, 2022

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp., as currently in effect. [Incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

2.1*	Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts.

2.2	Form of American Depositary Receipt. [Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056)].

2.3*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

2.4	Description of Registrant’s Securities [Incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F filed on May 14, 2021]

4.1*	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.2*	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.3**	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.4**	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.5**	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.6	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. [Incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on October 4, 2018].

4.7	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. [Incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on August 27, 2018].

4.8**	Power of Attorney by Weili Chen, dated August 31, 2015.

4.9**	Power of Attorney by Ping Wang, dated August 31, 2015.

4.10**	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.11**	Power of Attorney by Xuesong Song, dated August 31, 2015.

4.12**	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

4.13**	Amendment to Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.† [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on June 15, 2021].

4.14**	Employment Agreement, dated August 19, 2018, by and between Luokung Technology Corp. and Jie Yu.†

4.15	Securities Purchase Agreement with Honbridge Holdings Limited. [Incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 17, 2019].

Exhibit Number	Description
4.16	Share Purchase Agreement as to the acquisition of Saleya. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on September 13, 2019].

4.17	Supplemental Agreement as to the acquisition of Saleya. [Incorporated by reference to the Company’s Report of Foreign Private Issuer t on Form 6-K filed on October 17, 2019.]

4.18	English translation of Share Subscription Agreement with Geely Technology Group Co., Ltd. [Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.19	English translation of Loan Agreement with Hangzhou Maijie Investment Co., Ltd. [Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.20	Securities Purchase Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2019].

4.21	Warrant Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2019].

4.22	2018 Omnibus Incentive Plan of the Company. [Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form S-8 filed on April 17, 2020].

4.23	English translation of Preferred Stock Subscription Agreement and Supplemental Agreement with Daci Haojin Foundation Limited. [Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.24	English translation of Share Purchase Agreement dated as of March 29, 2022 with iTraffic, Inc. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on April 1, 2022].

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics. [Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 24, 2019].

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

15.1	Consent of MSPC

15.2	Consent of Moore Stephens CPA Limited

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on October 12, 2018

†	Indicates management contract or compensatory plan, contract or arrangement.

Luokung Technology Corp. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Luokung Technology Corp. and Subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the then year ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 17, 2022, expressed an adverse opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

www.mspc-cpa.com
An independent firm associated with	340 North Avenue, Cranford, NJ 07016-2496	908 272-7000
Moore Global Network Limited	546 5th Avenue, 6th Floor, New York, NY 10036-5000	212 682-1234

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill and Intangible Assets

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements, as of December 31, 2021, the Company’s goodwill and intangible assets were $81,770,963 and $129,831,459, respectively. As disclosed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment and intangible assets are tested for impairment when events and circumstances exist that indicate the carrying value of intangibles may not be recoverable.

Auditing management’s valuation of goodwill and intangible assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the reporting units for purpose of goodwill valuation and the undiscounted estimated future cash flows that are directly associated with and expected to arise from the use of such intangible assets of the reporting units. In particular, the fair value estimates of the reporting units were sensitive to changes in significant assumptions such as discount rates, revenue growth rates, operating margins, estimated spend on capital expenditures, terminal growth rates and selection of the weighted average cost of capital. The undiscounted estimated future cash flows for intangible assets of reporting units were sensitive to significant assumptions such as revenue growth rates, operating margins, estimated spend on capital expenditures. These assumptions are affected by expected future market or economic conditions, including the impact of COVID-19.

How We Addressed the Matter in Our Audit

Our audit procedures related to valuation of goodwill and intangible assets to address this critical audit matter included the following, among others:

●	We obtained an understanding and evaluated the operating design effectiveness of controls over the Company’s goodwill and intangible assets valuation process.

●	We evaluated the reasonableness of valuation methodologies and the significant assumptions and underlying data used by the Company, including forecasted revenue based on expected growth rate, new contracts, new product launches and operating margins.

●	We also engaged a valuation specialist to assist in evaluating the reasonableness of the valuation models, methodology, and significant assumptions used by the Company, specifically testing the mathematical accuracy of the Company’s calculation of the weighted average cost of capital and developing a range of independent estimates to compare to the weighted average cost of capital selected by management.

Assessment of Realizability of Deferred Tax Assets

Critical Audit Matter Description

As discussed in Note 4 to the consolidated financial statements, the Company records a valuation allowance based on the assessment of the realizability of the Company’s deferred tax assets. For the year-ended December 31, 2021, the Company had deferred tax assets before valuation allowances of $21,953,981.

Auditing management’s assessment of recoverability of deferred tax assets involved subjective estimation and complex auditor judgment in determining whether sufficient future taxable income, including projected pre-tax income, will be generated to support the realization of the existing deferred tax assets before expiration.

How We Addressed the Matter in Our Audit

Our audit procedures related to assessment of realizability of deferred tax assets to address this critical audit matter included the following, among others:

●	We evaluated the assumptions used by the Company to develop projections of future taxable income, including pre-tax income, by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. For example, we compared the projections of pre-tax income with the actual results of prior periods, as well as management’s consideration of current industry and economic trends, including the impact of COVID-19.

●	We also compared the projections of future pre-tax income with other forecasted financial information prepared by the Company.

●	We reviewed management’s estimate of the realizability of the deferred tax asset for reasonableness.

Allowance for Expected Credit Losses

Critical Audit Matter Description

At December 31, 2021, the Company’s accounts receivable and other receivables were $38,138,683 and $47,894,063, respectively, and the allowances for expected credit loss reserve (“ECL”) related to the accounts receivable and other receivables balances were $24,335,316 and $13,296,360, respectively. As explained in Note 2 to the consolidated financial statements, the Company estimates its ECL primarily using an expected loss model that considers the likelihood of default and expected loss given default for an individual customer or other debtors.

Auditing the ECL is highly subjective due to the judgmental nature of the model and the underlying assumptions required to estimate expected credit losses as of the balance sheet date. For example, estimating the ECL required significant judgment with respect to various factors, including (i) the appropriate historical bad debt loss reference data, (ii) the expected timing of collection, (iii) calibration of the likelihood of default to reflect the risk characteristics of the Company’s receivable portfolio and (iv) the Company’s current and future view of the macroeconomic environment.

How We Addressed the Matter in Our Audit

Our audit procedures related to allowance for expected credit losses to address this critical audit matter included the following, among others:

●	We obtained an understanding of the Company’s controls over the allowance for expected credit losses process, including management’s review and approval of models used to calculate the estimate and the evaluation of the completeness and accuracy of data inputs, assumptions, and outputs of those models.

●	We examined the quantitative model methodology, assumptions used, and clerical accuracy of the segmentation level loss estimates.

●	We evaluated the inputs used by management in determining the qualitative adjustments for consistency with management’s evaluation framework and macro-economic trends.

●	We reviewed subsequent events and transactions to determine if these had any effects on the Company’s estimates.

●	We also assessed the adequacy of disclosures related to the allowance for credit losses.

Going Concern

Critical Audit Matter Description

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management’s plans for addressing going concern matter are described in Note 2.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

How We Addressed the Matter in Our Audit

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

●	We identified the conditions and events noted above that indicate there is substantial doubt about the Company’s ability to continue as a going concern.

●	We evaluated management’s plans in connection with its intent to raise additional debt and equity financing and reviewed management’s forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date.

●	We also reviewed and evaluated the consolidated financial statement presentation and disclosure regarding the substantial doubt about the ability of the Company to continue as a going concern.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York

May 17, 2022

We have served as the Company’s auditor since 2021

PCAOB ID : 717

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Luokung Technology Corp.’s and Subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

Company personnel responsible for financial reporting lack sufficient US GAAP knowledge and the Company does not have a formal system of internal control that would provide management with reasonable assurance that the Company’s consolidated financial statements and related disclosures, including subsequent events, are complete and presented in accordance with US GAAP. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated May 17, 2022, on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows of the Company, and our report dated May 17, 2022, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

www.mspc-cpa.com
An independent firm associated with	340 North Avenue, Cranford, NJ 07016-2496	908 272-7000
Moore Global Network Limited	546 5th Avenue, 6th Floor, New York, NY 10036-5000	212 682-1234

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MSPC
Certified Public Accountants and Advisors, A Professional Corporation

New York, New York

May 17, 2022

PCAOB ID : 717

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luokung Technology Corp. and. subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

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

Impairment of goodwill and intangible assets

Description of the Matter

As reflected in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company’s goodwill and intangible balances amounted to $11,957,839 and $42,716,594, respectively, as at December 31, 2020. As discussed in Note 9 to the consolidated financial statements, the Company recognized impairment of goodwill of $3,619,968 associated with the acquisition of Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”) in 2014. In addition, intangible assets included patents of $41,869,413 recognized in connection with the acquisition of Superengine Holding Limited (“Superengine”) in 2018. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually and intangible assets are tested for impairment when events and circumstances exist that indicate the carrying value of intangibles may not be recoverable. Auditing management’s annual quantitative goodwill and intangible assets impairment tests was complex and involved a high degree of subjectivity due to the significant estimation required in determining the fair value of the reporting units and the intangible assets. The fair value estimates related to the Company’s reporting units and the intangible assets were sensitive to significant assumptions such as discount rates, revenue growth rates, operating margins, working capital rates, royalty rates, and terminal growth rates, which are forward-looking and could be affected by future economic and market conditions.

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

Critical Audit Matters (continued)

Allowance for expected credit losses on accounts and other receivables

Description of the Matter

At December 31, 2020 the Company’s had gross accounts receivable of $26,941,374 offset by an allowance for expected credit losses of $22,960,432, and gross other receivables of $16,303,017 offset by an allowance for expected credit losses of $9,189,616. As discussed in Note 2 to the consolidated financial statements, the Company recognizes an allowance for expected credit losses over the life of accounts and other receivables. Management measures expected losses on an individual basis and collectively where similar risk characteristics exist using historical default experience to estimate an allowance. In addition to adjusted historical default, current economic conditions and estimates of forward-looking information including reasonable and supportable forecasts are also considered. To the extent that situations and trends arise which are not captured in management’s model, management will layer on additional qualitative adjustments.

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

/s/ Moore Stephens CPA Limited

Certified Public Accountants

We began serving as the Company’s auditor in 2018. In 2021, we became the predecessor auditor.

Hong Kong

May 14, 2021

PCAOB ID : 844

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash	$16,443,929	$71,793
Restricted cash	351,334	-
Accounts receivable, net of allowance for expected credit losses	13,803,367	3,980,942
Other receivables and prepayment	26,455,037	7,996,378
Notes receivable	672,347	-
Total current assets	57,726,014	12,049,113
Non-current assets:
Property and equipment, net	5,582,480	514,363
Intangible assets, net	102,885,017	42,716,594
Goodwill	81,770,963	11,957,839
Investment	438,647	196,798
Right-of-use assets	4,484,843	369,747
Other assets	4,155,236	-
Other receivables, net (long term)	8,145,659	61,378,420
Total non-current assets	207,462,845	117,133,761
TOTAL ASSETS	265,188,859	129,182,874
Liabilities
Current liabilities:
Accounts payable	9,192,619	5,841,511
Accrued liabilities and other payables	89,358,279	66,467,084
Contract liabilities	1,575,067	657,542
Lease liabilities – current portion	1,446,823	336,537
Amounts due to related parties	135,718	310,464
Total current liabilities	101,708,506	73,613,138
Non-current liabilities:
Lease liabilities – non-current portion	3,064,357	-
Accrued liabilities and other payables	3,666,995	2,663,835
Deferred tax liabilities	2,900,999	211,796
Total non- current liabilities	9,632,351	2,875,631
TOTAL LIABILITIES	111,340,857	76,488,769

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred shares, $0.01 par value; 22,794,872 shares authorized, issued and outstanding at December 31, 2021; 24,295,182 shares authorized, issued and outstanding at December 31, 2020	227,949	242,952
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 385,542,224 and 239,770,000 shares issued and outstanding at December 31, 2021 and 2020	3,855,422	2,397,701
Additional paid-in capital	326,309,353	164,753,586
Accumulated deficit	(182,710,276)	(113,242,512)
Accumulated other comprehensive loss	(1,592,762)	(1,523,978)

Total equity attributable to owners of the company	146,089,686	52,627,749
Non-controlling interest	7,758,316	66,356

Total Shareholders’ Equity	153,848,002	52,694,105

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$265,188,859	$129,182,874

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2021	2020	2019
Revenues	$145,067,965	$18,263,788	$18,779,172
Less: Cost of revenues	129,026,086	17,479,479	14,976,016
Less: Operating expenses:
Selling and marketing	6,057,161	1,708,222	3,764,792
General and administrative	30,127,176	29,925,057	22,844,383
Research and development	45,476,113	9,401,883	8,710,746
Total operating expenses	81,660,450	41,035,162	35,319,921
Loss from operations	(65,618,571)	(40,250,853)	(31,516,765)
Other (expense) income:
Interest expense	(4,122,434)	(3,625,748)	(102,084)
Foreign exchange (losses) gains, net	(70,776)	2,078,714	(698,211)
Other income, net	214,459	1,740,922	294,857
Total other (expense) income, net	(3,978,751)	193,888	(505,438)
Loss before income taxes	(69,597,322)	(40,056,965)	(32,022,203)
Income tax benefit	8,126,337	-	70,992
Net loss	$(61,470,985)	$(40,056,965)	$(31,951,211)
Less: Net (income) loss attributable to non-controlling interest	(7,330,267)	191,325	438,033
Net loss attributable to owners of the Company	$(68,801,252)	$(39,865,640)	$(31,513,178)
Comprehensive loss:
Net loss	(61,470,985)	(40,056,965)	(31,951,211)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(58,700)	(2,937,074)	541,489
Comprehensive loss	$(61,529,685)	$(42,994,039)	$(31,409,722)
Less: Comprehensive (income) loss attributable to the non-controlling interest	(10,084)	41,022	(4,878)
Comprehensive loss attributable to owners of the Company	$(61,539,769)	$(42,953,017)	$(31,414,600)

Net loss per ordinary share:
Basic and Diluted	$(0.21)	$(0.18)	$(0.16)

Weighted average number of ordinary shares outstanding Basic and Diluted	334,907,324	221,984,037	201,005,995

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	Equity
Balance as of December 31, 2018	199,317,558	1,993,176	1,000,000	10,000	102,125,814	(41,863,694)	835,463	-	63,100,759

Issuance of preferred shares	-	-	21,794,872	217,949	9,986,377	-	-	-	10,204,326

Issuance of ordinary shares	9,763,975	97,640	-	-	11,980,000	-	-	-	12,077,640

Net loss	-	-	-	-	-	(31,513,178)	-	(438,033)	(31,951,211)

Foreign currency translation adjustment	-	-	-	-	-	-	536,611	4,878	541,489

Balance as of December 31, 2019	209,081,533	$2,090,816	22,794,872	$227,949	$124,092,191	$(73,376,872)	$1,372,074	$(433,155)	$53,973,003

Issuance of ordinary shares	28,898,849	288,989	-	-	33,518,112	-	-	-	33,807,101

Issuance of preferred shares	-	-	1,500,310	15,003	6,123,201	-	-	-	6,138,204

Net loss	-	-	-	-	-	(39,865,640)	-	(191,325)	(40,056,965)

Acquisition of subsidiaries	1,789,618	17,896	-	-	1,020,082	-	-	731,858	1,769,836

Foreign currency translation adjustment	-	-	-	-	-	-	(2,896,052)	(41,022)	(2,937,074)

Balance as of December 31, 2020	239,770,000	$2,397,701	24,295,182	$242,952	$164,753,586	$(113,242,512)	$(1,523,978)	$66,356	$52,694,105

Issuance of ordinary shares	138,660,796	1,386,607	-	-	174,032,100	-	-	-	175,418,707

Redemption of preferred shares	-	-	(1,500,310)	(15,003)	(6,123,201)	-	-	-	(6,138,204)

Dividends of Preferred Shares	-	-	-	-	-	(666,512)	-	-	(666,512)

Net loss	-	-	-	-	-	(68,801,252)	-	7,330,267	(61,470,985)

Acquisition of subsidiaries	7,111,428	71,114	-	-	(6,353,132)	-	-	(10,966)	(6,292,984)

Contribution								362,575	362,575

Foreign currency translation adjustment	-	-	-	-	-	-	(68,784)	10,084	(58,700)

Balance as of December 31, 2021	385,542,224	$3,855,422	22,794,872	$227,949	$326,309,353	$(182,710,276)	$(1,592,762)	$7,758,316	$153,848,002

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(61,470,985)	$(40,056,965)	$(31,951,211)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	13,432,153	5,597,137	5,852,321
Amortization of right-of-use assets	1,148,071	408,843	625,036
Exchange difference	70,777	(2,019,441)	506,447
Loss on disposal of property and equipment	107,495	13,663	45,883
Allowance for expected credit losses	5,249,448	17,005,297	12,318,303
Share-based compensation expense	21,186,441	4,804,378	-
Gain on dercognition of lease	-	(65,479)	-
Write-off of accounts and other payables	(1,355)	(169,886)	(79,438)
Impairment of goodwill	1,994,986	3,619,968	-
Impairment of property and equipment	-	-	95,471
Loss on disposal of a subsidiary	-	126,373	-
Deferred tax liability	(8,222,748)	-	-
Changes in assets and liabilities:
Accounts receivable	(8,003,940)	(1,830,920)	419,941
Notes receivable	(664,448)	-	-
Other receivables and prepayment	(23,049,706)	(10,355,091)	(4,698,887)
Accounts payable	100,905	1,078,131	22,486,090
Accrued liabilities and other payables	4,547,481	7,936,699	(24,056,587)
Deferred revenue	702,595	(1,483,240)	810,591
Change in lease liability	(997,298)	(433,275)	(566,512)
Tax payable	(1,126)	-	(70,992)
Inventories	83,295	-	-
Net cash used in operating activities	(53,787,959)	(15,823,808)	(18,263,544)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,541,831)	(33,974)	(131,261)
Purchase of other assetss	(4,150,786)	-	-
Partial payment made for acquisition of a subsidiary	(67,957,424)	(18,743,810)	(14,495,905)
Disposal of subsidiary	-	(126,374)	-
Increase in investment	(439,502)	(188,403)	-
Deposit for investments	(6,435,734)	(289,851)	-
Proceeds from disposal of property and equipment	155	-	290
Net cash inflow from acquisition of subsidiaries	2,128,637	1,016	-
Net cash used in investing activities	(78,396,485)	(19,381,396)	(14,626,876)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment to) Advances from related parties	1,090,770	(82,829)	1,628,846
Additional capital investment from minority shareholders	378,207	-	-
Payment of preferred stock dividends	(666,512)	-	-
Redemption of preferred stock	(6,123,201)	-	-
Proceeds from issuance of debt	-	21,738,815	21,743,857
Proceeds from issuance of shares	154,231,470	9,882,432	12,067,550
Net cash provided by financing activities	148,910,734	31,538,418	35,440,253

Effect of foreign exchange rate changes	(2,820)	42,892	(46,364)

Net increase (decrease) in cash	16,723,470	(3,623,894)	2,503,469
Cash at beginning of year	71,793	3,695,687	1,192,218

Cash at end of year	$16,795,263	$71,793	$3,695,687

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	(997,298)	(433,275)	(566,512)
Interest paid	119,814	3,504	102,084
Income taxes paid	-	-	-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	16,443,929	71,793	3,695,687
Restricted cash	351,334	-	-
Total cash, cash equivalents and restricted cash	$16,795,263	71,793	3,695,687
Non- cash investing and financing transaction:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	889,403	833,108
Share-based compensation expense	21,186,441	4,804,378	-

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of its 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China.

LKCO, its subsidiaries and its VIEs (collectively the “Company”) is a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”) and high-definition maps (“HD Maps”) in China. It has established its presence in smart transportation, carbon neutrality and natural resource management services, and LBS related intelligent industrialized applications. In smart transportation, not only does Luokung provide HD Map and other autonomous driving enabling technologies, such as vehicle position fusion, collaborative navigation, and simulation testing to enable smart vehicles, but also provides key enabling services, such as 24/7 road hazard awareness, real-time road visibility monitoring, intelligent road management and maintenance, and vehicle-road collaboration to assist smart road capabilities. In carbon neutrality and natural resource management services, Luokung expands on its remote sensing AI big data processing capabilities to address a broader market focusing on industrial applications in carbon emission, carbon neutrality, geographical resources, forestry resources, water resources, crops, etc. In LBS related intelligent industrialized applications, Luokung offers LBS, covering direct LBS business services, LBS as platform to enable business’ customer serving operations, and LBS advertising business.

As of December 31, 2021, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar-3- 11	BVI	100%

Dream Beyond Global Limited	Dec-12- 18	BVI	100%

Superengine Holding Limited	Jun-14- 18	BVI	100%

Saleya Holding Limited(1)	Apr-6- 06	BVI	100%

MMB Limited	Apr-11- 13	Hong Kong	100%

Mobile Media (China) Limited	Nov-6- 07	Hong Kong	100%

Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.	Feb-1- 13	PRC	100%

Shenzhen Luokung Technology Co., Ltd.	Dec-23- 10	PRC	100%

Yunnan Luokung Technology Co., Ltd.	Jul-7- 21	PRC	100%

DMG Infotech Co., Ltd(1)	Oct-20- 06	PRC	100%

Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd. (“Zhong Chuan Rui You”)	May-26- 11	PRC	100%

Huoerguosi Luokung Information and Technology Co., Ltd.	Jul-19- 17	PRC	100%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd.	Nov-26- 04	PRC	100%

Shanghai PICO AI Technology Co., Ltd.	Jul-23- 21	PRC	100%

Luokung Zhitong Technology Co., Ltd.	May-18- 20	PRC	51%

Beijing Yuanli Anda Technology Co., Ltd.	Jun-13- 18	PRC	51%

Beijing Wave Function Culture Development Co., Ltd (“Wave Function”) (2)	Mar-30- 21	PRC	41%

Yunnan Wave Function Technology Co., Ltd (2)	Jul-22- 21	PRC	41%

BOTBRAIN AI LIMITED	May-22- 19	BVI	67.36%

BOTBRAIN LIMITED	Sep-10- 19	Hong Kong	67.36%

Beijing BotBrain AI Information Technology Ltd.	Jan-14- 20	PRC	67.36%

Nanjing BotBrain AI Technology Co., Ltd.	Mar-6- 19	PRC	43.78%

Beijing GWIN Digital Technology Co., Ltd.	Jun-17- 21	PRC	70%

Luokung Remote Sensing Technology Co., Ltd.	Oct-25- 21	PRC	75%

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Contractual Control:
Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”)	Apr-2- 04	PRC	100%

Anhui Superengine Intelligent Technology co., Ltd	Oct-26- 17	PRC	100%

SuperEngine (Hainan) Technology Development Co., Ltd.	Aug-20- 20	PRC	100%

Luokung Datong Data Technology Co., Ltd.	Aug-27- 20	PRC	75%

VIEs:
Beijing Zhong Chuan Shi Xun Technology Co., Ltd. (“Zhong Chuan Shi Xun”)	May-17- 04	PRC	100%

Beijing BotBrain AI Technology Co., Ltd. (“Beijing Botbrain”)	Jan-18- 16	PRC	67.36%

eMapgo Technologies (Beijing) Co., Ltd. (1) (“EMG”)	Mar-12- 04	PRC	100%

(1)	Acquired on March 17, 2021
(2)	The Company controls these entities through the cooperation of a 10% shareholder who votes consistent with the Company’s wishes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Going concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses for the past three years and as of December 31, 2021, net current liabilities of the Company amounted to $43,982,492. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to meet its cash requirements for the 12 months after the issuance date of this report through a combination of debt and equity financing.

Principles of consolidation

The consolidated financial statements include the financial statements of LKCO, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), entities the Company controls by contracts and VIEs for which the Company is the primary beneficiary. WFOEs are entities incorporated under the laws of the PRC and are wholly owned by foreign (non-PRC) investor(s). All transactions and balances among the Company, its subsidiaries, entities controlled by contracts and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries, entities controlled by contracts and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations from the effective date of acquisition or control or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the entity pursuant to a statute or under an agreement among the shareholders or equity holders. An entity controlled by contracts is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have controlling financial interest in the entity. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Suzhou Superengine and its subsidiary, Auhui Superengine, Superengine (Hainan) Technology Development Limited and Luokuang Datong Data Technology Limited are consolidated pursuant to an agreement signed among Suzhou Superengine, the legal owners of Suzhou Superengine and Zhong Chuan Shi Xun giving all the rights and obligations and control of Suzhou Superengine to Zhong Chuan Shi Xun.

To comply with the PRC legal restrictions on foreign, the Company operates such restricted services in the PRC through certain PRC domestic companies, whose nominal equity interests are held by certain management members or founders of the Company or certain other third parties. Part of the registered capital of these PRC domestic companies was funded by certain management members, or founders of the Company or certain other third parties. The Company has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members, founders, or certain other third parties, including equity interest pledge agreements of the nominal equity interests held by those management members, founders or certain other third parties in these PRC domestic companies, and exclusive option agreements to acquire such nominal equity interests in these PRC domestic companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Company’s significant consolidated VIEs, namely Zhong Chuan Shi Xun, Beijing Botbrain and EMG are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Exclusive option agreements

Each VIE equity holders has granted the WFOEs exclusive call options to purchase the nominal equity interest in the VIEs at an exercise price equal to (i) with regard to Zhong Chuan Shi Xun, the minimum price as permitted by applicable PRC laws, or (ii) with regard to Beijing Botbrain, RMB10 in aggregate, or if appraisal is required as requested by relevant PRC laws, the price as determined by the relevant parties, or (iii) with regard to EMG, RMB 1 in aggregate or other price as determined by the relevant parties, provided that if required by relevant PRC laws, the minimum price as permitted by PRC laws shall apply. The WFOEs may designate another entity or individual to purchase the nominal equity interests, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the nominal equity interests pursuant to the call option. The VIEs shall not declare any dividend or other distribution to its equity holders unless with the approval of the WFOEs. With regard to Zhong Chuan Shi Xun and Beijing Botbrain, the exclusive call option agreements remain in effect for ten (10) years and may be renewed at the election of the WFOEs. With regard to EMG, the exclusive call option agreement shall remain in effect until all nominal equity interest under the call option has been transferred to the WFOE or its designated entity or individual.

Equity pledge agreements

As for Zhong Chuan Shi Xun and Beijing Botbrain, pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing security interest in favor of the corresponding WFOEs to secure the performance of obligations by the VIEs and/or the equity holders under the exclusive business cooperation agreements. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE in accordance with applicable PRC laws in the event of any breach or default, and VIE equity holders shall cease to be entitled to any rights or interests associated with their nominal equity interests in the VIEs. These equity pledge agreements remain in force until and unless the obligations of the VIE equity holders to the WFOEs under the exclusive business cooperation agreements have been fulfilled.

As for EMG, pursuant to the relevant equity pledge agreement, the relevant VIE equity holder has pledged all of its nominal equity interest in the VIE as a continuing first priority security interest in favor of the corresponding WFOE to secure the performance of obligations by the VIE as set forth in relevant exclusive option agreement, proxy agreement, the equity pledge agreement and the VIE’s obligation to repay the secured indebtedness. The VIE equity holder shall not be entitled to receive any dividend associated with its nominal equity interest unless with the approval of the WFOE, and the dividend received by the VIE equity holder shall be deposited in the account designated by the WFOE and subject to the supervision of the WFOE. In the event of any breach or default, the WFOE shall be entitled all rights to relief, including but not limited to disposing the nominal equity interest held by the VIE equity holder. The equity pledge agreement shall remain in force until and unless the obligations of the VIE equity holder to the WFOE under Exclusive option agreement, proxy agreement, the equity pledge agreement have been fulfilled or all the secured indebtedness has been paid off.

Power of Attorney.

As for Zhong Chuan Shi Xun and Beijing Botbrain, pursuant to the relevant power of attorney, each of the relevant VIE equity holders irrevocably appoints the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interests in relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney shall remain effective as long as such VIE equity holder remain as a shareholder of Zhong Chuan Shi Xun or Beijing Botbrain.

As for EMG, pursuant to the relevant power of attorney, the relevant VIE equity holder irrevocably appoints certain person designated by the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interest in relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney of EMG shall remain effective until March 11, 2044, which will be renewed automatically for another ten (10) years unless the parties to the power of attorney agree otherwise.

(ii)	Contracts that enable the Company to receive the economic benefits from the VIEs

Exclusive business cooperation agreements

As for Zhong Chuan Shi Xun and Beijing Botbrain, each relevant VIE has entered into an exclusive business services agreement with the corresponding WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, (i) Zhong Chuan Shi Xun pays a service fee to the corresponding WFOE which shall be no less than 80% of Zhong Chuan Shi Xun’s after-tax profits; (ii) Beijing Botbrain pays a service fee to the corresponding WFOE which shall be reasonably determined by such WFOE based on certain factors; (iii) EMG pays a service fee to the corresponding WFOE which shall be 20% of EMG’s annual income.

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

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

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

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements”, provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

Cash and cash equivalents

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2021 and 2020, the Company has no cash equivalents.

Accounts receivable, net of allowance for expected credit losses

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for expected credit losses.

Allowance for expected credit losses

Effective January 1, 2020, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The Company estimates its allowance for current expected credit losses based on an expected loss model, compared to prior periods which were estimated using an incurred loss model which did not require the consideration of forward-looking economic variables and conditions in the reserve calculation across the portfolio. The impact related to adopting the new standard was not material. Certain changes resulting from the new standard impacted the Company’s description of its significant accounting policies compared to 2020.

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

The Company considers forward-looking macroeconomic variables such as gross domestic product, unemployment rates, equity prices and corporate profits when quantifying the impact of economic forecasts on its allowance for expected credit losses. Macroeconomic variables may vary based on historical experiences, portfolio composition and current environment. The Company also considers the impact of current conditions and economic forecasts relating to specific industries and client-credit ratings, in addition to performing a qualitative review of credit risk factors across the portfolio. Under this approach, forecasts of these variables over two years are considered reasonable and supportable. Beyond two years, the Company reverts to long-term average loss experience. Forward-looking estimates require the use of judgment, particularly in times of economic uncertainty. The Company writes off receivables when all efforts at collection have been exhausted and the receivable is considered uncollectible.

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

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Copyright	– 10 years
Trademarks	– 10 years
Patents	– 10 years
Customer Relationship	– 10 years
Technology	– 7 years
Software	– 5 years

Goodwill

The Company assesses goodwill for impairment in accordance with FASB ASC subtopic 350-20, “Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”),” which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

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

In 2021 and 2020, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $1,994,986 of Botbrain for the year ended December 31, 2021 and $3,619,968 of Zhong Chuan Rui You for the year ended December 31, 2020 due to terminating our train WiFi business and shifting the focus of business development to LBS advertising.

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

Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, “Property, Plant and Equipment,” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2021 and 2020, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $nil, $nil and $nil for the years ended 2021, 2020 and 2019, respectively.

Business combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations”. Acquisition method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets, and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Internet LBS and related smart industry services

LBS Business

Zhong Chuan Rui You and Wave Function derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period.

Software and services

SuperEngine generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. Superengine bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one time license fees from customers. Revenue is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation & verification test

EMG provides data collection and desensitization for compliance with legal requirements to system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing. Revenues are derived from the provision of data collection and desensitization service for compliance with legal requirements. Revenues are recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a certain period with timely updates to the map service platform during such contract to certain public sectors and enterprises to support their location-based application. The map service platform includes map data and software that support certain map applications such as display, search, routing and others. Revenues from a map data license for a certain period are recognized ratably over time because the customer receives and consumes the benefit of the map services throughout the contract period.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Contract liabilities represent prepayments from customers and are recognized as revenue when the services are rendered.

The following table shows the amount of revenue recognized that was included in contract liabilities as at December 31, 2020 and 2021:

Revenue recognized in 2020	$(566,587)
Other income recognised in 2020	(1,449,254)
Increase in contract liabilities	578,945
Exchange difference	27,081
December 31, 2020	657,542

Revenue recognised in 2021	(787,181)
Other income recognised in 2021	-
Increase in contract liabilities	1,698,739
Exchange difference	5,967
December 31, 2021	$1,575,067

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line for the years ended December 31, 2021, 2020 and 2019.

	Fiscal Year Ended December 31,
	2021	2020	2019
	(dollars in thousands)
Revenues
LBS advertising	$131,423	$17,895	$17,806
Remote Sensing and GIS Data Management Service Platform software and services	4,545	69	-
Smart transportation	9,100	300	973

Total revenues	$145,068	$18,264	$18,779

LBS advertising	90.6%	98.0%	94.8%
Remote Sensing and GIS Data Management Service Platform software and services	3.1%	0.4%	-%
Smart transportation	6.3%	1.6%	5.2%

Total	100.0%	100.0%	100.0%

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

Earnings per share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

Basic net loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares, ordinary shares equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive ordinary shares consist of the ordinary shares issuable upon the exercise of ordinary shares warrants (using the treasury stock method). Ordinary shares equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. During the years ended December 31, 2021, 2020 and 2019, there were no potentially dilutive securities. The following is a table of basic and diluted net loss per share:

	Year Ended December 31,
	2021	2020	2019
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary shares	$(68,801,252)	$(39,865,640)	$(31,513,178)
Weighted average ordinary stock outstanding - basic and diluted	334,907,324	221,984,037	201,005,995
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(0.21)	$(0.18)	$(0.16)

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2021, 2020 and 2019, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2021, 2020 and 2019. All the Company’s customers and virtually all of its assets are located in the PRC, therefore, no geographical segment information is presented.

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

Leases

According to FASB ASC 842 “Leases”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that have a lease term of 12 months or less. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

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

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2021, 2020 and 2019, advertising costs amounted to $915,203, $133,634 and $1,425,258, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2021, 2020 and 2019 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2021, two customers accounted for 31.5% of total revenue. For the year ended December 31, 2020, three customers accounted for 40.4% of total revenue. For the year ended December 31, 2019, three customers accounted for 57% of total revenue. At December 31, 2021 and 2020, the Company had credit risk exposure of uninured cash in banks of $16,795,263 and $71,793, respectively. The Company does not require collateral to support financial instruments that are subject to credit risk

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2021	2020	2019
A	18%	-	-
B	13%	-	-
C	-	21%	33%
D	-	-	12%
E	-	-	12%
F	-	10%	-
G	-	10%	-

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2021	2020
A	-	12%
D	-	18%
E	-	28%
H	-	19%
I	-	11%
J	18%	-
K	18%	-
L	19%	-

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. The Company applied the new standard beginning January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. The Company applied the new standard beginning January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. This ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2021 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

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

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition. Refer to Note 9 for details.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third-party valuation firm. The valuation report considered generally accepted valuation methodologies such as the relief from royalty method. As the acquiree is a private company, the fair value estimate is based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) projected terminal values based on future cash flows (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

The pro forma results of operations for these subsidiaries have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

Business combinations in 2021 :

On March 17, 2021, the Company completed the acquisition of its 100% equity interest in Saleya, to complement its businesses and achieve synergies. The Company believes Saleya provides it with a clear competitive advantage in the fields of autonomous driving, smart electric vehicles, intelligent transportation, and smart cities, through which the Company expects to accelerate its development in this industry. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

March 17, 2021
Purchase consideration	-
Cash consideration	$110,232,401
Share based payment	12,395,710
122,628,111
Net assets acquired,
Cash	1,639,102
Prepayment, Deposit and other receivables (current)	1,205,027
Accounts receivable	1,844,197
Bills receivable	14,944
Amount due from related parties	389,775
Property, plant and equipment	1,133,622
Intangible assets	72,832,550
Accounts payable	(2,789,224)
Contract liabilities	(271,995)
Other payable	(5,989,133)
Amount due to related parties	(340,220)
Short term loan	(6,815,175)
Tax payable	(22,069)
Long-term payable	(913,061)
Deferred Tax Liability Arising from IA (tax rate 15%)	(10,911,952)
Exchange reserve	(186,386)

Goodwill	71,808,110

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition. Refer to Note 9 for details.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third-party valuation firm. The valuation report considered generally accepted valuation methodologies such as the relief from royalty method. As the acquiree is a private company, the fair value estimate is based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) projected terminal values based on future cash flows (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

LKCO & SALEYA

Pro forma Consolidated Statements of Operations and Comprehensive Loss

For the Year Ended December 31, 2020

(unaudited)

	LUOKUNG	SALEYA	Pro forma		Pro forma
	Technology	HOLDINGS	Adjustments		Consolidated
	(historical)	(historical)
Revenues	$18,263,788	$6,693,061	$(93,702)	[1]	$24,863,147
Cost of revenues	17,479,479	7,239,558	7,152,609	[1], [2]	31,871,646
GROSS PROFIT (LOSS)	784,309	(546,497)	(7,246,311)		(7,008,499)
Operating expenses	41,035,162	7,270,900	165,582		48,471,644
Loss from operations	(40,250,853)	(7,817,397)	(7,411,893)		(55,480,143)
Other income, net	193,888	274,055			467,943
NET LOSS	(40,056,965)	(7,543,342)	(7,411,893)		(55,012,200)
Less: Net loss attributable to non-controlling interest	191,325	-			191,325
Net loss attributable to owners of LKCO	(39,865,640)	(7,543,342)			(54,820,875)
COMPREHENSIVE LOSS	$(42,994,039)	$(8,449,399)	(7,411,893)		$(58,855,331)
Net loss per share - basic and diluted	(0.18)				(0.17)
Weighted average shares outstanding-basis and diluted	221,984,037		94,941,399	[3]	316,925,436

[1]	To eliminate intercompany transactions
[2]	To record amortization of intangible assets.
[3]	To adjust the weighted average number of ordinary shares which would have been outstanding during the year had the Acquisition occurred on the first day of the year presented.

NOTE 4 – INCOME TAX

At December 31, 2021, the Company had unused net operating loss carryforwards of approximately $91,150,848 for income tax purposes, which expire between 2022 and 2026. At December 31, 2021, 2020 and 2019, these net operating losses carryforwards may result in future income tax benefits of $21,953,981, $10,974,429 and $7,394,397, respectively.

Valuation allowances provided against the deferred tax assets are mainly related to the net operating loss carry forwards, as the Company’s management does not believe that sufficient positive evidence exists to conclude that the benefits of such deferred tax assets is more likely than not to be realized in full. The amount of the valuation allowance as of December 31, 2021 and 2020 was $14,570,809 and $10,974,429, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2021 and 2020 are as follows:

	December 31,	December 31,
	2021	2020
Deferred tax liabilities arising from acquisitions of subsidiaries	$(10,284,171)	$(211,796)
Deferred tax asset
Net operating loss carryforward	21,953,981	10,974,429
Valuation allowance	(14,570,809)	(10,974,429)
Net deferred tax asset	7,383,172	-

Movement of valuation allowance

	December 31, 2021	December 31, 2020
At the beginning of the year	$10,974,429	$7,394,397
Acquisition of subsidiary	4,489,762	1,632,891
Current year addition	7,993,933	1,764,787
Expired	(1,673,664)	(1,742,956)
Exchange difference	381,779	679,252
Over provided in last year	(212,258)	1,246,058
Recognized during the year	(7,383,172)	-
At the end of the year	14,570,809	10,974,429

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2021, 2020 and 2019. Four of our subsidiaries qualify as high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until July 2022, October 2022, December 2023 and 2024, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2021, 2020 and 2019.

A reconciliation of the income tax expense to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Loss before income taxes	$(69,597,322)	$(40,056,965)	$(32,022,203)

Tax loss at the PRC statutory tax rate of 25%	(9,924,064)	(9,611,948)	(7,470,202)
Non-deductible items	20,182,632	7,353,006	5,046,957
Non-taxable items	(18,168,778)	(853,004)	(388,109)
Change in valuation allowance	16,013,504	1,764,787	1,281,472
Effect of different tax rates in other jurisdictions	568,584	178,444	526,348
Effect of 15% preferential rate for certain PRC subsidiaries	(545,541)	1,168,715	1,003,534
Prior year over provision	-	-	70,992
Income tax benefit	8,126,337	-	70,992

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2021 and 2020, accounts receivable consisted of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable	$38,138,683	$26,941,374
Less: allowance for expected credit losses	(24,335,316)	(22,960,432)
	$13,803,367	$3,980,942

During the years ended December 31, 2021, 2020 and 2019, allowance for expected credit losses amounted to $235,464, $7,866,302 and $12,005,751 respectively and was recorded in general and administrative expenses.

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2021 and 2020, other receivables and prepayment consisted of the following:

	December 31, 2021	December 31, 2020
Current
Advances to suppliers	$1,198,006	$670,027
VAT recoverable (1)	862,488	701,670
Advances to business partners	25,537,541	7,349,481
Others	156,846	3,309,149
Other receivable from investors	5,361,360	-
	33,116,241	12,030,327
Less: allowance for expected credit losses	(6,664,197)	(4,033,949)
	$26,452,044	$7,996,378
Non-current
Loans to employees	22,104	47,196
Partial payment for the acquisition of a subsidiary (3)	-	60,248,460
Advances to third party business partners (2)	-	2,498,352
Deposit for equity investment (4)	6,435,734	306,546
Loan to minority shareholders (5)	7,861,502	3,041,037
Other	458,482	493,950
	14,777,822	66,635,541
Less: allowance for expected credit losses	(6,632,163)	(5,257,121)
	$8,145,659	61,378,420

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

(2)	Business partners mostly include suppliers. In 2020, the advance to a third party business partner is unsecured, bears interest at 3% per annum and is repayable in July 2022.

(3)	On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. As of December 31, 2020, $35,150,770 of cash payment has been made, 2,708,498 of ordinary shares were issued at USD7.00 per share, amounting to $18,959,486 and 1,500,310 of series B preferred shares were issued at USD4.09 per share, amounting to $6,138,204. The acquisition was completed on March 17, 2021.

(4)

In 2020, deposit for equity investment represents an investment in Nanjing Antong Meteorological Data Co., Ltd. and Nanjing Weida Electronic Technology Co., Ltd.

In 2021, deposit for equity investment represents an investment in Dinoplus Ai Holdings Limited, PICOAI US INC and Beyond Net Service Limited.

(5)	The minority shareholders pledged their shares in LKCO for the interest-free loans which are repayable in 2023.

During the years ended December 31, 2021, 2020 and 2019, allowance for expected credit losses amounted to $5,013,984, $9,138,995 and $312,552, respectively and was recorded in general and administrative expenses.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2021 and 2020, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2021	2020
Wi-Fi equipment	3 Years	$3,429,541	$6,578,575
Vehicles	5 Years	370,831	118,030
Office and other equipment	3 – 5 Years	6,471,712	741,622
		10,272,084	7,438,227
Less: accumulated depreciation and impairment		(4,689,604)	(6,923,864)
		$5,582,480	$514,363

For the years ended December 31, 2021, 2020 and 2019, depreciation expense amounted to $756,464, $140,001 and $394,907, respectively, of which $40,485, $ nil and $236,214, respectively, was included in cost of revenue, and $12,735, $6,360 and $10,283, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense and research and development expenses.

The Company recognized an impairment loss on property and equipment of $nil, $ nil and $95,471 for the years ended December 31, 2021, 2020 and 2019, respectively, for idled Wi-Fi equipment.

NOTE 8 – INTANGABLE ASSETS, NET

	As of December 31, 2021
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$288,964	$(210,358)	$78,606
Copyright	847,181	(84,718)	762,463
Trademarks	21,256,665	(2,832,381)	18,424,284
Customer Relationship	1,044,928	(78,372)	966,556
Technology	51,783,276	(5,548,208)	46,235,068
Patents	54,610,445	(18,192,405)	36,418,040
	$129,831,459	$(26,946,440)	$102,885,017

	As of December 31, 2020
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$195,560	$195,560	$-
Copyright	847,181	-	847,181
Trademarks	1,308,033	1,308,033	-
Patents	54,598,159	12,728,746	41,869,413
	$56,948,933	$14,232,339	$42,716,594

Amortization expense of intangible assets was $12,675,687, $5,457,136 and $5,457,414 for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,
2022	$14,985,735
2023	14,985,735
2024	14,985,735
2025	14,985,735
2026	14,985,735
Thereafter	27,956,342
$102,885,017

NOTE 9 – GOODWILL

In September of 2014, Zhong Chuan Shi Xun acquired a 100% interest in Zhong Chuan Rui You for a consideration of $7,391,894 (RMB48,000,000). Zhong Chuan Rui You is primarily engaged in Wi-Fi business, deploying Wi-Fi equipment on trains and providing passengers with entertainment and information services on trains. The fair value of the identifiable net assets of Zhong Chuan Rui You was $151,958 (RMB963,000) and goodwill of $7,239,936 was recorded.

In August of 2018, LK Technology acquired a 100% interest in Superengine Holding Limited for a consideration of $60,000,000, which was paid by the issuance of ordinary shares of the Company in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. Superengine possesses patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can be used in vector maps, HD intelligent maps, interactive location services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. The fair value of the identifiable net assets of Superengine was $1,440,349, and an intangible asset of $54,070,987 and goodwill of $4,488,664 were recorded. Refer to Note 3 for details.

On December 4, 2020, the Company acquired a 67.36% equity interest in BoBtrain for a consideration of $2.5 million (RMB16.4 million). BotBrain is primarily engaged in smart learning. The fair value of the identifiable net assets of BotBrain was negative $607,120 and goodwill of $3,849,207 was recorded.

On March 17, 2021, the Company completed the acquisition of its 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The fair value of the identifiable net liabilities of Saleya was $10,828,009, and an intangible asset of $72,746,349 and goodwill of $71,808,110 were recorded. Refer to Note 3 for details.

	December 31,	December 31,
	2021	2020
Gross carrying value of goodwill
Zhong Chuan Rui You	$7,239,936	$7,239,936
Superengine	4,488,664	4,488,664
BotBtrain	3,849,207	3,849,207
Saleya	71,808,110	-

Less: impairment
Zhong Chuan Rui You	(3,619,968)	(3,619,968)
Superengine	-	-
BotBtrain	(1,994,986)	-
Saleya	-	-

Net carrying value of goodwill
Zhong Chuan Rui You	3,619,968	3,619,968
Superengine	4,488,664	4,488,664
BotBtrain	1,854,221	3,849,207
Saleya	71,808,110
	$81,770,963	$11,957,839

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

As a result of the termination of the Wi-Fi provision for express trains, we determined there was an interim goodwill impairment triggering event as Zhong Chuan Rui You’s customer resources are derived from previous business, which caused certain development restrictions. As a result of the identified triggering event, we estimated the fair value of the reporting unis using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $3,619,968 non-cash impairment loss during the year ended December 31, 2020.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2021 and 2020, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2021	2020
Current
Accrued payroll	$3,696,307	$2,934,875
VAT payable	3,111,259	1,961,571
Individual tax payable	111,147	260,283
Other loans (1)	54,852,359	40,563,484
Advertising payable (2)	18,530,235	18,625,480
Other payable	9,056,972	2,121,391
	$89,358,279	$66,467,084

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

Pursuant to the Share Subscription Agreement, Geely had the right to require the Company to repurchase all or part of the Preferred Shares in cash at a repurchase price upon the following events: (i) six (6) months after the closing date; (ii) the proposed acquisition of eMapgo Technologies (Beijing) Co., Ltd. was terminated; (iii) the Company breached the Share Subscription Agreement; or (iv) within six (6) months from the closing date provided that the Company had sufficient funds after completing the Proposed Acquisition. The repurchase price per each Preferred Share was the higher of (i) $1.95 per share; or (ii) the US dollars equivalent to RMB13.7648 per share (the “Repurchase Price”), where the exchange rate was the central parity rate between RMB and USD published by the People’s Bank of China the day before Geely issued the repurchase notice, plus an eight percent (8%) annual simple interest rate basis calculated from the date such Purchase Price was fully paid until the date of full payment of the Repurchase Price, which was required to be made in a lump sum on the date of the payment of the Repurchase Price, plus all declared but unpaid dividends with respect to the Preferred Shares. The Company was obligated to pay the corresponding Repurchase Price within sixty (60) days following twelve (12) months after the Purchased Shares were issued. Geely had the right to convert the Preferred Shares into the Company’s ordinary shares at the ratio of 1:1 at any time. The repurchase right discussed above did not apply to the ordinary shares so converted.

Pursuant to the Share Subscription Agreement, in addition to the Preferred Shares, the Company issued to Geely a warrant to purchase 10,897,436 ordinary shares (the “Warrant”). Each warrant entitles Geely to purchase one ordinary share at an exercise price (the “Warrant Exercise Price”), equal to one hundred twenty percent (120%) of the Purchase Price of the Preferred Shares (i.e. USD 2.34). After Geely elects to convert the Preferred Shares into ordinary shares, the Company shall have the right to require Geely to exercise the Warrant in the event that the volume weighted average price (“VWAP”) for any trailing 20-day period is in excess of one hundred twenty-five percent (125%) of the Warrant Exercise Price (i.e. USD 2.925). Upon receipt of the notice of exercise of the Warrant, Geely shall decide whether to exercise the Warrant in accordance with applicable Chinese governmental regulatory requirements (including but not limited to ODI procedures) and shall promptly notify the Company in writing of the result of such decision. If Geely decides not to exercise the Warrant, the Warrant shall become void.

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

NOTE 11 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2021 and 2020, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2021	2020
Mr. Song (1)	$135,718	$5,725
Vision Capital Profits Limited (2)	$-	$114,850
Beijing Zhongan Huitong Information Technology Co., Ltd. (3)	$-	13,505
C Media(4)	$-	176,384

(1)	The Company’s CEO and Chairman

(2)	Vision Capital Profits Limited is controlled by Mr. Song.

(3)	Beijing Zhongan Huitong Information Technology Co., Ltd.’s legal representative is Mrs. Song, the spouse of Mr. Song.

(4)	C Media is controlled by Mr. Song.

Amounts due to related parties are non-interest bearing, unsecured and payable on demand.

NOTE 12 – OPERATING LEASE

In accordance with ASC 842, the Company measured and recognized a right of use asset of $4,484,843 and $369,747 and lease liability of $4,511,180 and $336,537, respectively, as of December 31, 2021 and 2020.

The Company entered into operating lease agreements primarily for offices. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The following table shows the total lease cost and the cash flows arising from the operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

	December 31, 2021	December 31, 2020
Lease cost
Operating lease cost	$1,227,115	$453,233
Short term lease	378,763	168,091
Total lease cost	$1,605,878	$621,324

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,605,878	$621,324
Right-of-use assets obtained in exchange for new operating lease liabilities	Nil	Nil
Weighted-average remaining lease term - operating lease	32 months	10 months
Weighted-average discount rate - operating lease	6.75%	6.75%

As of December 31, 2021, future minimum lease payments on operating leases were as follows:

December 31, 2021
Maturity of lease liabilities
2022	$2,065,695
2023	2,018,242
2024	1,133,015
2025	71,542
Total minimum lease payments	$5,288,494
Short term lease	(378,763)
Imputed interest	(398,551)
Present value of minimum lease payments	$4,511,180
Less: classified as current liabilities	(1,446,823)
Non-current liabilities	$3,064,357

NOTE 13 – SHARE CAPITAL

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

The 2018 Omnibus Equity Plan was established to attract and retain high caliber employees, directors, consultants and independent contractors. It authorizes the issuance of up to 19,931,756 ordinary shares, par value $0.01 per share of the Company and provides for five types of awards: Options; Stock Appreciation Rights; Restricted Stock; Unrestricted Stock; and Restricted Stock Units. The Plan shall terminate upon the earliest to occur of (i) the tenth (10th) anniversary of the Plan’s effective date, or (ii) the date on which all Shares available for issuance under the Plan shall have been issued as fully-vested Shares. Should the Plan terminate on the tenth (10th) anniversary of the Effective Date, then all Awards outstanding at that time shall continue to have force and effect in accordance with the provisions of the applicable Award Agreements. Please refer to the Company’s Current Report on Form S-8 filed on April 17, 2020 for details of the 2018 omnibus equity.

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

During the year 2021, the Company issued 14,521,763 ordinary shares in total for professional fees and development costs of $16,198,565 has been recognized based on the trading price on the date the shares were issued.

On February 5, 2021, the Company entered into a securities purchase agreement with certain institutional investors for a registered direct offering of $5.0 million of ordinary shares at a price of $0.52 per share. On February 10, 2021, the offering was closed and the Company received net proceeds of approximately $4.4 million. The Company issued a total of 9,615,387 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 4,807,694 ordinary shares at an exercise price of $0.68 per share for a term of three years from the date of issuance. From February 10 to 16, 2021, the institutional investors purchased 4,805,129 warrants, and the placement agent purchased 480,770 warrants.

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

On February 17, 2021, the Company entered into another securities purchase agreement with certain institutional investors for a registered direct offering of $100 million of ordinary shares at a price of $2.08 per share. On February 19, 2021, the offering was closed and the Company received net proceeds of approximately $92.7 million. The Company issued a total of 48,076,923 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 19,230,768 ordinary shares at an exercise price of $1.60 per share for a term of three years from the date of issuance.

On September 22, 2021, the Company entered into another securities purchase agreement with certain institutional investors for a registered direct offering of approximately $32.8 million of ordinary shares at a price of $1.20 per share. On September 23, 2021, the offering was closed and the Company received net proceeds of approximately $30.5 million. The Company issued a total of 27,333,300 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 13,666,650 ordinary shares at an exercise price of $1.60 per share for a term of three years from the date of issuance.

The following summarizes warrants transactions related to registered direct offering in 2021:

	2021
	Warrants	Weighted average exercise price $
Warrants outstanding at beginning of year	-	-
Granted	46,631,828	1.41
Exercised	13,726,530	0.94
Forfeited	-	-
Warrants outstanding at end of year	32,905,298	1.60

Exercisable at end of year	32,905,298	1.60

On April 16, 2021, the Company issued 7,111,428 ordinary shares to the shareholders of Saleya as a part of the consideration in connection to the acquisition of 100% equity interest in Saleya pursuant to a supplemental agreement dated February 24, 2021.

In September of 2021, the Company issued 570,001 ordinary shares to certain current directors as compensation for their services and stock-based compensation expense of $803,701 has been recognized based on the trading price on the date the shares were issued.

In September of 2021, the Company issued 7,925,000 ordinary shares to employees for their services for year 2021 and 2022 under the 2018 omnibus equity plan and stock-based compensation expense of $4,184,175 was recognized in 2021 and $5,919,775 will be recognized in 2022 based on the trading price on the date the shares were issued.

As of December 31, 2021 and 2020, we had 385,542,224 and 239,770,000 ordinary shares issued and outstanding.

As of December 31, 2021 and 2020, we had 1,000,000 and 21,794,872 Preferred Shares and Series A Preferred Shares issued and outstanding.

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

NOTE 14 – RETIREMENT AND WELFARE BENEFITS

The Company’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits is $3,429,528, $457,998 and $734,917 during the years ended December 31, 2021, 2020 and 2019, respectively, of which $209,120, $20,545 and $34,240, respectively, was charged to cost of revenue, $591,410, $90,542 and $228,140, respectively, was charged to selling and marketing expenses, $456,370, $83,886 and $156,129, respectively, was charged to general and administrative expenses and $2,172,628, $263,025 and $316,408, respectively, was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 15 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $nil to statutory reserves during the years ended December 31, 2021, 2020 and 2019, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

NOTE 17 – SUBSEQUENT EVENTS

On March 29, 2022, the Company announced the signing of an agreement pursuant to which the Company’s operating affiliate, Beijing Zhong Chuan Shi Xun Technology Limited, has agreed to acquire Beijing Hongda Jiutong Technology Development Co., Ltd. The Company expects to close this transaction by the end of the second quarter of 2022.  The Company is obliged to issue 6,000,000 shares of its Ordinary Shares and RMB12.2 million, or $1.9 million, as the consideration.