Form 20-F
period 2022-12-31
Luokung Technology Corp.
filed 2023-05-16
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2022

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

Miss. Qinyu Zhao

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 492,498,688 Ordinary Shares of par value of US$0.01 each 21,794,872 Series A Preferred Shares of par value of US$0.01 each and 2,500,000 Preferred Shares of par value of US$0.01 each outstanding as of December 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Luokung Technology Corp. and its consolidated subsidiaries;

●	References to “China” or the “PRC” are to the People’s Republic of China;

●	References to “Luokung Technology Corp.” are to our British Virgin Islands holding company;

●	References to “RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	References to “variable interest entities” or “VIEs” refer to Beijing Zhong Chuan Shi Xun Technology Limited, Beijing BotBrain AI Technology Co., Ltd. and eMapgo Technologies (Beijing) Co., Ltd.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIEs and their Respective Individual Shareholders

Luokung Technology Corp. is not a Chinese operating company, but a British Virgin Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with variable interest entities (“VIEs”) based in China. Investors in our company are purchasing an interest in our British Virgin Islands holding company, and not in a Chinese operating company. This structure involves unique risks to investors. The VIE structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland, and investors in our ordinary shares may never hold equity interests in the Chinese operating company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in court. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we have listed, which could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information - D. Risk Factors – If the PRC government deems that our agreements with our variable interest entities (our “VIEs”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.” for a more detailed discussion of risks we face as a result of our VIE structure.

The contractual arrangements with the consolidated VIEs may not be as effective as ownership in ensuring receiving economic benefits from the business operations in the PRC and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure – If the PRC government deems that our agreements with our variable interest entities (our “VIEs”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2022.

Luokung Technology Corp.
*
100%
Dream Beyond Global Limited
100%
LK Technology Ltd.
100%
Saleya Holding Limited
75%
PinKong Partner Ltd.
100%
Mobile Media (China) Limited
100%
MMB Limited
67.16%
BOTBRAIN AI LIMITED
100%
PICO AI Ltd.
100%
SuperEngine Holdings Limited
100%
100%
BOTBRAIN LIMITED
100%
PICO AI HongKong Limited
100%
PicoAI US Inc.
Overseas
Mainland China
100%
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.
100%
Shenzhen Luokung Technology Co., Ltd.
100%
Yunnan Luokung Technology Co., Ltd.
100%
Beijing BotBrain AI Information Technology Ltd.
DMG Infotech Co., Ltd.
**
VIE
VIE
VIE
Beijing Zhong Chuan Shi Xun Technology Co., Ltd.
**
100%
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd.
**
100%
Shenzhen JiuZhou Shi Dai Digital and Technology Co., Ltd.
**
100%
Huoerguosi Luokung Information and Technology Co., Ltd.
100%
Beijing Luokung Zhisheng Catering Management Co., Ltd.
51%
Beijing Yuanli Anda Technology Co., Ltd.
51%
Luokung Zhitong Technology Co., Ltd.
41%
Beijing Wave Function Culture Development Co., Ltd.
**
41%
Yunnan Wave Function Technology Co., Ltd.
**
100%
Wave Function Big Data (Yunnan) Co., Ltd.
**
67.16%
Beijing BotBrain AI Technology Co., Ltd.
**
65%
Nanjing BotBrain AI Technology Co., Ltd.
51%
Beijing BotAiot Intelligence Co., Ltd.
100%
Shanghai PICO AI Technology Co., Ltd.
100%
SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd.
**
100%
eMapgo Technologies (Beijing) Co., Ltd.
**
100%
Anhui SuperEngine Intelligent Technology Co., Ltd.
100%
SuperEngine (Hainan) Technology Development Co., Ltd.
Luokung Datong Data Technology Co., Ltd.
**
35%
40%
Luokung Remote Sensing Co., Ltd.
**
35%
15%
Beijing GWIN Digital Technology Co., Ltd.
**
100%
Yunnan eMapgo Technologies Co., Ltd.
**
*: Entity in which investors are purchasing an interest.
**: Entity through which our operations are conducted.

VIE Arrangements with VIEs and Their Respective Shareholders

(i)	Contracts that give the Company effective control of VIEs

Exclusive Option Agreement

Each VIE equity holder has granted the Wholly Foreign-Owned Enterprises (“WFOEs”) exclusive call options to purchase the nominal equity interest in the VIEs at an exercise price equal to (i) with regard to Zhong Chuan Shi Xun, the minimum price as permitted by applicable PRC laws, or (ii) with regard to Beijing BotBrain, RMB10 in aggregate, or if appraisal is required as requested by relevant PRC laws, the price as determined by the relevant parties, or (iii) with regard to eMapgo Technologies (Beijing) Co., Ltd (“EMG”), RMB 1 in aggregate or other price as determined by the relevant parties, provided that if required by relevant PRC laws, the minimum price as permitted by PRC laws shall apply. The WFOEs may designate another entity or individual to purchase the nominal equity interests, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the nominal equity interests pursuant to the call option. The VIEs shall not declare any dividend or other distribution to its equity holders without the approval of the WFOEs. With regard to Zhong Chuan Shi Xun and Beijing BotBrain, the exclusive call option agreements remain in effect for ten (10) years and may be renewed at the election of the WFOEs. With regard to EMG, the exclusive call option agreement shall remain in effect until all nominal equity interest under the call option has been transferred to the WFOE or its designated entity or individual.

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

As for EMG, pursuant to the relevant equity pledge agreement, the relevant VIE equity holder has pledged all of its nominal equity interest in the VIE as a continuing first priority security interest in favor of the corresponding WFOE to secure the performance of obligations by the VIE as set forth in the relevant exclusive option agreement, proxy agreement, the equity pledge agreement and the VIE’s obligation to repay the secured indebtedness. The VIE equity holder shall not be entitled to receive any dividend associated with its nominal equity interest without the approval of the WFOE, and the dividend received by the VIE equity holder shall be deposited in the account designated by the WFOE and subject to the supervision of the WFOE. In the event of any breach or default, the WFOE shall be entitled to all rights to relief, including but not limited to disposing the nominal equity interest held by the VIE equity holder. The equity pledge agreement shall remain in force until and unless the obligations of the VIE equity holder to the WFOE under the exclusive option agreement, proxy agreement, the equity pledge agreement have been fulfilled or all the secured indebtedness has been paid off.

Power of Attorney

As for Zhong Chuan Shi Xun and Beijing BotBrain, pursuant to the relevant power of attorney, each of the relevant VIE equity holders irrevocably appoints the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interests in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney shall remain effective as long as such VIE equity holder remains as a shareholder of Zhong Chuan Shi Xun or Beijing BotBrain.

As for EMG, pursuant to the relevant power of attorney, the relevant VIE equity holder irrevocably appoints certain the person designated by the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interest in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney of EMG shall remain effective until March 11, 2044, and will be renewed automatically for another ten (10) years unless the parties to the power of attorney agree otherwise.

(ii)	Contracts that enable the Company to receive the certain benefits from the VIEs

Exclusive business cooperation agreements

As for Zhong Chuan Shi Xun and Beijing BotBrain and EMG, each relevant VIE has entered into an exclusive business services agreement with the corresponding WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, (i) Zhong Chuan Shi Xun pays a service fee to the corresponding WFOE which shall be no less than 80% of Zhong Chuan Shi Xun’s after-tax profits; (ii) Beijing BotBrain pays a service fee to the corresponding WFOE which shall be reasonably determined by such WFOE based on certain factors; (iii) EMG pays a service fee to the corresponding WFOE which shall be 20% of EMG’s annual income. Luokung exercises control over the VIEs through a Call Option Agreement, an Equity Pledge Agreement, an Exclusive Business Cooperation Agreement and a Proxy Agreement. The amount of service fees to be paid by EMG and BotBrain shall be determined solely by the WFOE or as mutually agreed by the WFOE and the VIEs. Based on the control Luokung exercises through these agreements and based on its ability to determine the fees paid by EMG and BotBrain, Luokung is considered the primary beneficiary of the VIEs.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our British Virgin Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China – PRC laws and regulations govern our businesses. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in and uncertainties with respect to such PRC laws and regulations may materially and adversely affect our business.”

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, (the “Foreign Investment Law”), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign-Owned Enterprises as the legal foundation for foreign investments in China. The Foreign Investment Law stipulates certain forms of foreign investment, which do not include the contractual arrangements as a form of foreign investment but stated that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. There are uncertainties in determining whether our contractual arrangements constitute foreign investments and there is no guarantee that the VIE contractual arrangements and the business of the VIEs and their subsidiaries will not be materially and adversely affected in the future.

Rules and regulations in China can change quickly with little advance notice and the PRC government may intervene or influence a registrant’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. It is uncertain whether any new PRC laws, rules or regulations affecting the VIE structure will be adopted or if adopted, what they would provide. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - PRC laws and regulations govern our businesses. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in and uncertainties with respect to such PRC laws and regulations may materially and adversely affect our business.” There can be no assurance that the VIE Arrangements will be deemed by the relevant governmental or judicial authorities to be in compliance with the existing or future applicable PRC laws and regulations, or the relevant governmental or judicial authorities may in the future interpret the existing laws or regulations with the result that the contractual arrangements will be deemed to be in compliance of the PRC laws and regulations.

Our subsidiaries and the VIEs face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For instance, we face risks and uncertainties associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China.”

As of the date of this annual report, neither we nor the VIEs have been involved in any investigations initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. However, since these statements and regulatory actions by China’s government are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - PRC laws and regulations govern our businesses. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in and uncertainties with respect to such PRC laws and regulations may materially and adversely affect our business.” These risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange, including our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations and/or the value of our securities being offered, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange, including our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, including the VIEs, in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, neither we nor the VIEs have been involved in any investigations initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIE operations.

According to Article 7 of the Measures of Cybersecurity Review (“the New CAC Measures”) which was promulgated by the Cyber Administration of China, together with 12 other departments on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. During such reviews, the network platform operator may be required to take measures to prevent and mitigate risk, and such measures could cause disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to the network platform operator and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations. The New CAC Measures do not apply to the Company or any of its subsidiaries or the VIEs as of the date of this annual report. The Company and any of its subsidiaries or the VIEs are not critical information infrastructure operators purchasing network products and services or online platform operators carrying out data processing activities that affect or may affect national security. We hold less than 1 million users’ personal information. We believe we are not subject to the cybersecurity review under the New CAC Measures. As of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any warning, sanction or penalty in such respect. We believe that we are compliant with the regulations or policies that have been issued by the CAC as of the date of this annual report. As of the date of this annual report, for entities that have been listed overseas before the implementation of the New CAC Measures and intend to issue additional shares rather than doing a public listing, the New CAC Measures do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The New CAC Measures remain unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. Please see “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” for more detailed discussion.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best of our knowledge, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in Nasdaq Capital Market where we have previously offered and listed shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

In addition, as of the date of this annual report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated affiliated Chinese entities are not required to obtain any other licenses and permits from the PRC government authorities, and our holding company, our subsidiaries and the VIEs in China have obtained all the licenses and permits that are requisite for the business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings, permissions or approvals for the functions and services that we provided in the future, or to offer securities, in China.

If we, our subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value or be worthless. As of the date of this annual report, our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for our offshore offerings because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to this regulation; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. As of the date of this annual report, according to our PRC Counsel, as we are a listed company, we are not subject to the filing requirements as regulated by the Trial Measures. However, pursuant to the Trial Measures, our future securities offering in the Nasdaq Capital Market where we have previously offered and listed shall be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain more approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless.

PCAOB and the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs. The HFCAA requires a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB determines that it is unable to inspect our auditors for three consecutive years, our securities may be prohibited to trade on a national exchange. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm that issued the audit report for our financial statements for 2022 and 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and thus our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, we cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. Trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist your securities.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC (the “Statement of Protocol”), which is intended to enable the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. According to a statement released by the PCAOB, the Statement of Protocol (i) provides the PCAOB with sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, nor input from, Chinese authorities, (ii) puts procedures in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed and (iii) provides the PCAOB with direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While the Chairs of both the PCAOB and the SEC made statements supporting the Statement of Protocol, both emphasized that this is only the first step in the process. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which officially reduce the number of years auditor is not subject to PCAOB inspections to two consecutive years. As such, uncertainties remain regarding how it will impact China-based issuers and there is no assurance that the PCAOB will continue being able to execute, in a timely manner, its future inspections and investigations. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination, and upon that time the Company will only have two years to comply with PCAOB audits.

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties from business operations, having business in China, and being incorporated in British Virgin Islands, including the following highlighted risks:

●	Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances. However, such acquisitions may adversely affect our business and the acquisition may not be successful, please see “risk factor - We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful” for more details.

●	The industry the Company participates in is competitive in recruiting highly-skilled personnel, we cannot assure we are able to cost-efficiently find qualified employees, please see “risk factor - Due to intense competition for highly-skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result” for more details.

●	China’s spatial-temporal big-data processing and interactive location-based services industry, in which we operate, is characterized by rapidly changing technology, if the Company cannot keep pace with the development, we may lose our competitiveness. Please see “Risk Factor - Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness” for more details.

●	Intellectual property owned by the Company is important to our products and our business operations, if we cannot protect our intellectual property rights, our competitiveness may be negatively influence. Please see “Risk Factor - Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights” for more details.

●	It is determined that the Company has material weakness in the ineffective disclosure controls and procedures and our internal controls over financial reporting, which may harm our operating results. Please see “Risk Factor - Weaknesses in our internal controls over financial reporting or disclosure controls and procedures may have a material adverse effect on our business, the price of our ordinary shares, operating results and financial condition” for more details.

●	The Company is a foreign private issuer incorporated in British Virgin Islands, which is different from the U.S. Laws and you may receive less protections. Please see “Risk Factor - As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder”, “Risk Factor - British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” and “Risk Factor - The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs” for more details.

●	The Company has been notified an incompliance to the continued listing requirement of Nasdaq Capital Market, which may pose additional difficulties in future financing. Please see “Risk Factor - If the trading price of our ordinary shares fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us” for more details.

Risk Factors Summary – Risks Related to Doing Business in China

●	The Company is using variable interest entities in corporate structure to conduct business operations in China, this structure may be disallowed by the unpredictable changes in PRC legal system, which may materially influence the business operation of the Company. Please see Risk Factor - If the PRC government deems that our agreements with our variable interest entities (our “VIEs”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares” for more details.

●	The Company has substantially all of the business conducted in China, therefore, as the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies, the Company’s business operations may be adversely affected by the changes in political and economic policies of the PRC. Please see “Risk Factor - Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position” for more details.

●	We are a company incorporated under the laws of the British Virgin Islands, we conduct all of our operations in China and all of our assets and most of our directors are located in China, therefore, you may experience difficulties in service of legal process. Please see “Risk Factor - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” for more details.

●	As the PRC legal system is drastically developing, the Company may be subject to additional regulatory review and additional compliance requirements to do business, which may bear more cost on the Company. Please see “Risk Factor - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

●	As of the date of this annual report, the Company is not subject to the Cybersecurity Review imposed by the PRC government, however, the Company cannot foresee the changes in interpretation of the laws, and the Company may in the future be required to timely complete such review. Please see “Risk Factor - Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business” and “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” for more details.

●	Since almost all of the business operations of the Company are in China, through our subsidiaries and the VIEs, the currency for business is RMB, while our reporting currency is USD, therefore, the fluctuation of which may affect the value of your investment. Please see “Risk Factor - Governmental control of currency conversion may affect the value of your investment” and “Risk Factor - Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment” for more details.

●	PCAOB may issue reports or determinations analyzing their accessibility to the auditors who have branches in China or Hong Kong, as of the date of this annual report, our auditors are subject to full inspections, but if it changes, it may adversely affect the Company’s business. Please see “Risk Factor - Our auditor is headquartered in the United States, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” for more details.

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

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 7.75% of our outstanding ordinary shares and 2,500,000 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 69.51% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues. If we were to continue being dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers. In the years ended December 31, 2022, 2021 and 2020, our five largest customers accounted for 61.9%, 43.6% and 49.8% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high. As of December 31, 2022, 2021 and 2020, our outstanding accounts receivable before impairment were $28.4 million, $38.1 million and $26.9 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The largest outstanding accounts receivable balance accounted for 25.0%, 18.5% and 27.9% of our total accounts receivable balance as of December 31, 2022, 2021 and 2020, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Risks Related to Doing Business in China

If the PRC government deems that our agreements with our variable interest entities (our “VIEs”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct the majority of our business through our wholly-owned or majority-owned subsidiaries and certain business through operating entities established in the People’s Republic of China, or the PRC, primarily the VIEs. Due to PRC legal restrictions on foreign ownership of certain internet-related businesses we may explore and operate, we operate this business through the VIEs and their subsidiaries and rely on contractual arrangements. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, Luokung Technology Corp. is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial results of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Luokung Technology Corp. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. The ordinary shares that currently listed on the Nasdaq Capital Markets are shares of our British Virgin Islands holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Organizational Structure” on page 51 and “VIE Agreements with VIEs and Their Respective Shareholders” on page 56.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, the VIEs and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of us. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in court.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may be unable to direct the operations of the consolidated VIEs in the future, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and may need to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance the consolidated VIEs’ business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the consolidated VIEs, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements, which may cause the value of our securities to significantly decline or even become worthless.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New Electronic Information and Transactions (“EIT”) Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, eMapgo Technologies (Beijing) Co., Ltd., DMG Infotech Co., Ltd, and Beijing BotBrain AI Technology Ltd., are qualified as a “high-technology enterprise” until July 15, 2022 to November 18, 2025, respectively, and therefore they have benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if these subsidiaries cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct all of our operations in China and all of our assets are located in China. In addition, except for our two independent directors, Mr. David Wei Tang, who is a U.S. citizen, and Mr. Meng Bryan Yap, who is a Singapore citizen, all of our other officers and directors are PRC nationals. Most of our officers and directors reside within China. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons.

In addition, there is uncertainty as to whether the courts of the British Virgin Islands and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or would entertain original actions brought in the British Virgin Islands or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state. In particular, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China regarding the judgments of a court in any of these non-PRC jurisdictions in relation to any matters not subject to a binding arbitration provision may be difficult or even impossible.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in the Nasdaq Capital Market where we have previously offered and listed shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

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

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the VIEs as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. The Cybersecurity Review Measures became effective on February 15, 2022. The standard scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. Further, pursuant to Cybersecurity Review Measures, network platform operators possessing over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing at a foreign stock exchange. Besides, the Cybersecurity Review Measures also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may conduct a cybersecurity review on its own initiative. Therefore, the Company understands that currently the operations of our PRC subsidiaries and the VIEs and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering, given that our PRC subsidiary and the VIE possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. Given the Cybersecurity Review Measures were recently promulgated, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented. , In addition, the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

PRC laws and regulations govern our businesses. If we are found to be in violation of such PRC laws and regulations, we could be subject to sanctions. In addition, changes in and uncertainties with respect to such PRC laws and regulations may materially and adversely affect our business.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general and forms of foreign investment (including in respect of wholly foreign owned enterprises) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement depend to a large extent on relevant government policy and involve significant uncertainties that could limit the reliability of the legal protections available to us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

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

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In addition, the enforcement of laws and regulations in China can change quickly with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. In the future, we and the VIEs may pursue potential strategic acquisitions that are complementary to our and the VIEs’ business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our and the VIEs’ ability to complete such transactions, which could affect our and the VIEs’ ability to expand business or maintain market share. There is a possibility that the Chinese authorities may promulgate new rules or explanations requiring that we and the VIEs obtain the approval of Chinese authorities for our and the VIEs’ completed or ongoing mergers and acquisitions. Any action by the Chinese government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to offer or continue to offer our ordinary shares to investors.

We cannot predict the effects of future developments in government policy or the PRC legal system in general. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks. An inability to obtain, or the incurrence of substantial costs in obtaining, such permits, authorizations and approvals may have a material adverse effect on our business, financial condition and results of operations.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange, including our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via VIEs. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in jurisdictions under the Chinese government, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of the securities being offered, may also be adversely affected.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which officially reduce the number of years that the auditor is not subject to inspection to two consecutive years.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC (the “Statement of Protocol”), which is intended to enable the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. According to a statement released by the PCAOB, the Statement of Protocol (i) provides the PCAOB with sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, nor input from, Chinese authorities, (ii) puts procedures in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed and (iii) provides the PCAOB with direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While the Chairs of both the PCAOB and the SEC made statements supporting the Statement of Protocol, both emphasized that this is only the first step in the process. As such, uncertainties remain regarding how the Statement of Protocol will be implemented and how it will impact China-based issuers and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. While the Statement of Protocol may lead to resolution of the previously identified issues, there can be no assurance that this will be the case.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China, as well as a provider of Internet map services and geographic information system engineering. The acquisition enables us to develop our smart transportation business, including autonomous driving and vehicle-road collaboration (V2X). From April 2021 to December 2021, Saleya contributed $9.1 million to smart transportation revenue and incurred a net loss of $4.5 million.

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

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2022.

Luokung Technology Corp. *
Dream Beyond Global Limited
LK Technology Ltd.
Saleya Holding Limited
Mobile Media (China) Limited
MMB Limited
BOTBRAIN AI LIMITED
PinKong Partner Ltd.
PICO AI Ltd.
SuperEngine Holdings Limited
BOTBRAIN LIMITED
PICO AI HongKong Limited
PicoAI US Inc.
Overseas
Mainland China
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.
Shenzhen Luokung Technology Co., Ltd.
Yunnan Luokung Technology Co., Ltd.
Beijing BotBrain AI Information Technology Ltd.
DMG Infotech Co., Ltd. **
VIE
Beijing Zhong Chuan Shi Xun Technology Co., Ltd. **
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd. **
Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd. **
Huoerguosi Luokung Information and Technology Co., Ltd.
Beijing Luokung Zhishang Catering Management Co., Ltd.
Beijing Yuanli Anda Technology Co., Ltd.
Luokung Zhitong Technology Co., Ltd.
Beijing Wave Function Culture Development Co., Ltd. **
Yunnan Wave Function Technology Co., Ltd. **
Wave Function Big Data (Yunnan) Co., Ltd. **
Beijing BotBrain AI Technology Co., Ltd. **
Nanjing BotBrain AI Technology Co., Ltd.
Beijing BotAiot Intelligence Co., Ltd.
Shanghai PICO AI Technology Co., Ltd.
SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd. **
eMapgo Technologies (Beijing) Co., Ltd. **
Anhui SuperEngine Intelligent Technology Co., Ltd.
SuperEngine (Hainan) Technology Development Co., Ltd.
Luokung Datong Data Technology Co., Ltd. **
Luokung Remote Sensing Co., Ltd. **
Beijing GWIN Digital Technology Co., Ltd. **
Yunnan eMapgo Technologies Co., Ltd. **
*: Entity in which investors are purchasing an interest.
**: Entity through which our operations are conducted.

The persons or entities that own the equity in each VIE are as follows:

Beijing Zhong Chuan Shi Xun Technology Co., Ltd.

Name	Shareholding Percentage
Xuesong Song	61.82453%
Ping Wang	19.9872%
Weili Chen	14.0848%
Donglai Liu	4.10347%

eMapgo Technologies (Beijing) Co., Ltd.

Name	Shareholding Percentage
Beijing Zhong Chuan Shi Xun Technology Co., Ltd.	100%

Beijing BotBrain AI Technology Co., Ltd.

Name	Shareholding Percentage
Xueyu Lu	37.84003%
Jiangbo Qin	20.00006%
Beijing Huojuzhiguang Information Technology Center (L.P.)	17.52002%
Changxing Qifu Honglian Equity Investment Partnership (L.P.)	8.33332%
Guangzhou Baoji Erhao Equity Investment Management Partnership (L.P.)	4.99999%
Guangzhou Suiyong Original Capital Co., Ltd.	3.66662%
Lianjie (Beijing) Investment Co., Ltd.	3.19997%
Zhuhai Qiyi Investment Center (L.P.)	3.00003%
Shenzhen Yiling Venture Capital Center (L.P.)	1.43996%

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

B. BUSINESS OVERVIEW.

We are a spatial-temporal intelligent big data services company, as well as a provider of interactive location-based services (“LBS”) and High Definition (“HD”) Maps for various industries in China. Backed by our proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, we established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation with applications in autonomous driving, smart highway and vehicle-road collaboration, natural resource asset management, covering carbon neutral and environmental protection remote sensing data service, and LBS smart industry applications, including mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, etc.

We believe that road-to-vehicle coordination is the keystone for smart travel and autonomous driving in the future. Therefore, smart cars require smart roads. We are actively deploying smart solutions for both vehicles and roads.

For vehicles, we are supporting eMapgo’s position as an HD Map provider with continued investment in its technical R&D in the fields of autonomous driving data services, simulation services, and full-cognition Artificial Intelligence (“AI”) services with a goal of continuing to optimize, deepen and expand services for automakers and top-tier autonomous driving firms. We believe we have led the development of the industry standard for “Autonomous Driving HD Map Collection Element Model and Interaction Format”, and we expect that eMapgo will continue to play an active role in setting industry standards in the near future.

For roads, we are actively promoting smart road services based on its spatial-temporal digital base, including but not limited to HD Map-based smart road AI digital base, 24/7 road hazard awareness, severe weather perception and other road information data perception service systems and smart management platforms. With these efforts, Luokung aims to assist expressway operators in managing their digitized assets more securely and efficiently and to achieve vehicle-to-road data communication where vehicles can digitally receive roadside information that affects safety, convenience and comfort in real time. We are providing similar smart digital services for China’s new generation smart transportation demonstration project-Changjiu Expressway, a project that showcases our respected position in the field of smart highways.

Although Luokung’s AI spatial-temporal big data services do not directly solve the issue of carbon emissions, we believe that our data service helps policymakers, industry regulators and market service participants monitor real situation and data changes, in their efforts to reduce carbon emissions and to serve as an important digital base for carbon emission trading. We believe that Luokung has established China’s most powerful remote sensing data engine that integrates high-resolution remote sensing, HD maps and various IoT sensor data, enabling us to launch the most efficient remote sensing data processing service. This offering addresses a broader market focus on industrial applications in carbon emission, carbon neutrality, geographical resources, forestry resources, water resources, crops and others, a marketplace we define as a carbon neutrality natural resource asset service business.

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

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We have patent protections for spatial-temporal big data processing technology and HD map. We have received the following patents:

No.	Name of patent	Type	Registration Number	Date of Issuance
1	A user behavior processing method and device for intelligent terminal	Invention	ZL 2013 1 0301728.3	May 27, 2015
2	A multimedia data processing device, method and wireless multimedia server	Invention	ZL 2013 1 0219833.2	Jul 31, 2018
3	Method and device of spatial data simplification	Invention	ZL 2010 1 0617400.9	Mar 13, 2013
4	Spatial data processing method and device	Invention	ZL 2010 1 0617399.X	Jun 26, 2013
5	Method and device for judging the occlusion type of space entity	Invention	ZL 2010 1 0617403.2	Sep 25, 2013
6	Methods and devices for conflict detection and avoidance of spatial entity element labeling	Invention	ZL 2010 1 0617385.8	Mar 26, 2014
7	A method and device for distributed mapping of 3d model data	Invention	ZL 2011 1 0274924.7	Mar 26, 2014
8	Spatial data transmission method and device	Invention	ZL 2011 1 0306393.5	Dec 3, 2014
9	Data simplification of 3d model, gradual transmission method and device	Invention	ZL 2011 1 0275336.5	Mar 25, 2015
10	Methods and devices for spatial data processing, simplification and progressive transmission	Invention	ZL 2012 1 0104250.0	Jun 10, 2015
11	Spatial data progressive transmission method and device	Invention	ZL 2010 1 0617383.9	Jun 15, 2016
12	The method and device to accelerate transmission and display of graphic data across platforms	Invention	ZL 2012 1 0116149.7	Aug 10, 2016
13	Spatial data progressive transmission method and device	Invention	ZL 2013 1 0367021.2	Jun 23, 2017
14	Simplification method and device of spatial data	Invention	ZL 2013 1 0367128.7	Sep 22, 2017
15	Methods and devices related to spatial data compression, decompression and progressive transmission	Invention	ZL 2013 1 0136682.4	Nov 10, 2017
16	Spatial data progressive transmission method and device	Invention	ZL 2016 1 0304770.4	Sep 24, 2019
17	A vector data processing method and device	Invention	ZL 2016 1 0932294.0	Oct 18, 2019
18	A vector data processing method and device	Invention	ZL 2016 1 0932293.6	Feb 7, 2020
19	A tile map publishing method and device	Invention	ZL 2019 1 0542594.1	Mar 23, 2021
20	Methods and devices for anti-counterfeiting of electronic evidence	Invention	ZL 2019 1 0290430.4	Aug 24, 2021
21	A vector data processing method and device	Invention	ZL 2016 1 0932292.1	Oct 16, 2021
22	Reality images internet inquiry and display system	Invention	ZL.2006.1.0104198.3	Aug 11, 2010
23	model scale plate	Design	ZL.2012.3.0539531.X	Jun 5, 2013
24	Lane-changing induction method and device in real 3D navigation	Invention	ZL.2013.1.01362151.1	Feb 24, 2016

No.	Name of patent	Type	Registration Number	Date of Issuance
25	Road scene display method and device in real 3D navigation	Invention	ZL.2013.1.0136433.5	Mar 22, 2017
26	Display method and device of relative height between road and bridge in real 3D navigation map	Invention	ZL.2013.1.0142662.8	Jun 13, 2017
27	A 3D directional navigation method and device synchronized with 2D navigation	Invention	ZL.2013.1.0300899.4	Dec 2, 2015
28	A real 3D navigation diversion induction method and device	Invention	ZL.2014.1.0852702.2	Apr 30, 2019
29	A real 3D navigation method for a slope section and a real 3D navigation device	Invention	ZL.2014.1.0850608.3	Oct 12, 2018
30	Method device and electronic equipment to display direction board in navigation	Invention	ZL.2016.1.1149552.4	Nov 15, 2019
31	Navigation method and device for an area without fixed lanes	Invention	ZL.2018.1.0464014.7	Jun 11, 2021
32	A match method device and electronic equipment of HD map and 2D map	Invention	ZL.2018.1.0829490.4	Jun 11, 2021
33	A method and apparatus for publishing tile maps supporting dynamic projection conversion	Invention	ZL 2019 1 0543178.3	Feb 18, 2022
34	A tile map updating method and system	Invention	ZL 2019 1 0743631.5	Apr 26, 2022
35	Remote sensing image display method, device and storage medium and computer device	Invention	ZL 2019 1 0757484.7	Dec 27, 2022

We also have three patents outside of China.

No.	Name of patent	Country	National Registration Number	Date of Issuance
1	Spatial data processing method and device	U.S.A.	US10789761B2	Sep 29, 2020
2	Spatial data processing method and device	Japan	5562439	Jun 20, 2014
3	Methods and devices related to spatial data compression, decompression and progressive transmission	U.S.A.	US9754384B2	Sep 5, 2017

Software Copyrights:

We have received the following software copyrights from the National Copyright Administration (“NCA”) of PRC:

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
1	WAP PUSH Business operation platform system	Independent research and development	2007SRBJ1464	Jul 23, 2007	50 years
2	Mobile video business operation platform system V1.0	Independent research and development	2007SRBJ1463	Jul 23, 2007	50 years
3	CMMB Data broadcast management platform software	Independent research and development	2009SRBJ0391	Jan 22, 2009	50 years
4	TD-SCDMA Streaming media business management platform software V1.0	Independent research and development	2009SRBJ0412	Jan 22, 2009	50 years
5	Content management platform system software V1.0	Independent research and development	2009SRBJ1374	Apr 1, 2009	50 years
6	Mobile multimedia broadcast electronic service guide system software V1.0	Independent research and development	2009SRBJ1365	Apr 1, 2009	50 years
7	Mobile multimedia broadcast audio rich media interactive platform softwareV1.0	Independent research and development	2010SRBJ0719	Mar 5, 2010	50 years
8	Mobile multimedia broadcast emergency broadcast platform software V1.0	Independent research and development	2010SRBJ0720	Mar 5, 2010	50 years
9	User interface scripting software V1.0	Independent research and development	2011SRBJ3809	Sep 27, 2011	50 years
10	Public information business platform software V1.0	Independent research and development	2011SRBJ3810	Sep 27, 2011	50 years
11	Printer typesetting and printing software V1.0	Independent research and development	2011SRBJ4190	Sep 28, 2011	50 years
12	Electronic newspaper business support platform software V1.0	Independent research and development	2011SRBJ4186	Sep 28, 2011	50 years
13	Interactive business development platform software	Independent research and development	2011SRBJ4593	Nov 29, 2011	50 years
14	Integrated business management platform software V1.0	Independent research and development	2012SR003002	Jan 16, 2012	50 years
15	Instant messaging and messaging system software	Independent research and development	2014SR122231	Aug 18, 2014	50 years
16	General statistical platform software for client products	Independent research and development	2014SR216662	Dec 30, 2014	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
17	Luokung map SDK-JS version	Independent research and development	2021SR0391356	Mar 15, 2021	50 years
18	Luokung map data visualization system	Independent research and development	2021SR0391358	Mar 15, 2021	50 years
19	Luokung map personalized editing system	Independent research and development	2021SR0391357	Mar 15, 2021	50 years
20	Luokung map business management platform	Independent research and development	2021SR0391304	Mar 15, 2021	50 years
21	Luokung map open platform	Independent research and development	2021SR0391355	Mar 15, 2021	50 years
22	Luokung map social software (Android version)	Independent research and development	2021SR0424755	Mar 19, 2021	50 years
23	Luokung map social software (iOS version)	Independent research and development	2021SR0424757	Mar 19, 2021	50 years
24	Luokung content creator platform	Independent research and development	2021SR0424758	Mar 19, 2021	50 years
25	Luokung content operation and editing platform	Independent research and development	2021SR0424731	Mar 19, 2021	50 years
26	Luokung advertising publishing platform	Independent research and development	2021SR0424736	Mar 19, 2021	50 years
27	Integrated passenger train service system	Independent research and development	2012SR083665	Sep 5, 2012	50 years
28	JHBY Train inspection management system	Independent research and development	2013SR015105	Feb 21, 2013	50 years
29	Super information engine development platform software V5.0	Transfer	2014SR036792	Apr 1, 2014	50 years
30	Core map super network information engine platform software V1.0	Transfer	2014SR036772	Apr 1, 2014	50 years
31	Integrated management of the grid gis software V1.0	Transfer	2014SR036808	Apr 1, 2014	50 years
32	Core map rural power grid equipment GPS patrol system software V1.0	Transfer	2014SR036810	Apr 1, 2014	50 years
33	Diagram grid patrol PDA system software V1.0	Transfer	2014SR036778	Apr 1, 2014	50 years
34	Core map geographic information engine desktop platform software V1.0	Transfer	2014SR036614	Apr 1, 2014	50 years

33

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
35	Integrated management of the grid geographic information Web system software V1.0	Transfer	2014SR036799	Apr 1, 2014	50 years
36	Core map railway power supply equipment GPS patrol system software V1.0	Transfer	2014SR036783	Apr 1, 2014	50 years
37	Core map network 3 d map server software V1.0	Transfer	2014SR036788	Apr 1, 2014	50 years
38	Core map network 3d map client softwareV1.0	Transfer	2014SR036637	Apr 1, 2014	50 years
39	Core map 3d map network publishing platform software V1.0	Transfer	2014SR036633	Apr 1, 2014	50 years
40	Core map 3d map network release plug-in system software V1.0	Transfer	2014SR036622	Apr 1, 2014	50 years
41	Core map network 3d map smartphone platform software V1.0	Transfer	2014SR036638	Apr 1, 2014	50 years
42	Core map network GIS Shared mobile platform software V1.0	Transfer	2014SR036634	Apr 1, 2014	50 years
43	Core map network GIS sharing platform software V1.0	Transfer	2014SR036639	Apr 1, 2014	50 years
44	Integrated informationgine platform software V1.0	Transfer	2014SR040347	Apr 9, 2014	50 years
45	SuperEngine spatial-temporal database	Independent research and development	2021SR0526341	Apr 13, 2021	50 years
46	SuperEngine image basic management platform	Independent research and development	2021SR0526310	Apr 13, 2021	50 years
47	SuperEngine smart highway data management platform	Independent research and development	2021SR0531901	Apr 13, 2021	50 years
48	SuperEngine image cloud browsing application platform	Independent research and development	2021SR0530706	Apr 13, 2021	50 years
49	SuperEngine red spatial-temporal platform	Independent research and development	2021SR0530705	Apr 13, 2021	50 years
50	SuperEngine meteorological service platform	Independent research and development	2021SE0530704	Apr 13, 2021	50 years
51	SuperEngine map cloud platform	Independent research and development	2021SR0530708	Apr 13, 2021	50 years
52	SuperEngine surface water environment remote sensing monitoring system	Independent research and development	2021SR2115072	Dec 23, 2021	50 years
53	Toutiao Cloud Text Smart Recommendation Algorithm Engine Software	Independent research and development	2017SR299425	Jun 22, 2017	50 years
54	Toutiao Cloud Image Text Smart Recommendation System	Independent research and development	2017SR300785	Jun 22, 2017	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
55	Botbrain Big Data Analysis Platform Software	Independent research and development	2017SR300774	Jun 22, 2017	50 years
56	Toutiao Cloud graphic Smart Recommendation SDK Software (Android version)	Independent research and development	2017SR300400	Jun 22, 2017	50 years
57	Toutiao Cloud Image And Text Smart Recommendation Mini Program Software	Independent research and development	2017SR300749	Jun 22, 2017	50 years
58	Toutiao Cloud Content Configuration Management System	Independent research and development	2017SR299411	Jun 22, 2017	50 years
59	Botbrain Smart Party Building Solution Software	Independent research and development	2018SR395051	May 29, 2018	50 years
60	Zhiyu Smart Knowledge Platform Software	Independent research and development	2018SR395034	May 29, 2018	50 years
61	MAX Smart Recommendation Algorithm Engine Software	Independent research and development	2018SR750085	Sep 17, 2018	50 years
62	MAX Smart Recommendation System	Independent research and development	2018SR750024	Sep 17, 2018	50 years
63	MAX Smart Recommendation Mini Program Software	Independent research and development	2018SR751139	Sep 17, 2018	50 years
64	MAX Smart Content Brain System	Independent research and development	2018SR750030	Sep 17, 2018	50 years
65	MAX Smart Recommendation SDK Software	Independent research and development	2018SR750025	Sep 17, 2018	50 years
66	Zhiyu Knowledge Management Platform Software	Independent research and development	2019SR0971246	Sep 19, 2019	50 years
67	eMapgo in-car satellite positioning and navigation system V1.0	Independent research and development	2006SRBJ0348	Mar 9, 2006	50 years
68	eMapgo navigation data package platform software V1.0	Independent research and development	2006SRBJ0665	Apr 11, 2006	50 years
69	eMapgo geographic location information inquiry software V1.0	Independent research and development	2006SRBJ1305	Jul 5, 2006	50 years
70	eMapgo electronic map softwareV1.0	Independent research and development	2006SRBJ1809	Aug 18, 2006	50 years
71	eMapgo navigation data field walking acquisition software V1.0	Independent research and development	2008SRBJ3371	Oct 9, 2008	50 years
72	Navigation electronic map quality inspection system V1.0	Independent research and development	2008SRBJ3381	Oct 9, 2008	50 years
73	3D geographic information integration management platform V1.0	Independent research and development	2009SR03114	Jan 14, 2009	50 years
74	EMG internet electronic map application platform V6.0	Independent research and development	2010SR049986	Sep 20, 2010	50 years
75	EMG industry electronic map software V2.0	Independent research and development	2010SR057276	Oct 30, 2010	50 years
76	EMG electronic map software V2.0	Independent research and development	2010SR057288	Oct 30, 2010	50 years
77	EMG yellow pages address data mining software V2.0	Independent research and development	2012SR114225	Nov 26, 2012	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
78	EMG GDF inspection tool software V1.0	Independent research and development	2012SR114228	Nov 26, 2012	50 years
79	Lane information TCK production tool1.0	Independent research and development	2013SR138721	Dec 5, 2013	50 years
80	Diversion information editing platform 1.0	Independent research and development	2013SR158229	Dec 5, 2013	50 years
81	Direction information editing platform 1.0	Independent research and development	2013SR138694	Dec 5, 2013	50 years
82	EMG field walking investigation system software 1.0.0.1	Independent research and development	2015SR022530	Feb 3, 2015	50 years
83	EMG vehicle dispatch information collation system software 1.0.7.5	Independent research and development	2013SR025280	Feb 5, 2015	50 years
84	EMG road update acquisition system software 1.0.5.8	Independent research and development	2015SR025256	Feb 5, 2015	50 years
85	EMG navigation electronic map editing system software2.5.36	Independent research and development	2015SR022476	Feb 3, 2015	50 years
86	LCS editing library system software1.0.0	Independent research and development	2016SR029322	Feb 15, 2016	50 years
87	EMG vehicle dispatch information collation system 1.0.10.2	Independent research and development	2016SR029318	Feb 15, 2016	50 years
88	EMG 3D data production and management tool software1.0.0	Independent research and development	2016SR030560	Feb 15, 2016	50 years
89	EMG road update acquisition system1.0.6.3	Independent research and development	2016SR030730	Feb 16, 2016	50 years
90	EMG field walking investigation system software 1.0.0.2	Independent research and development	2016SR032108	Feb 15, 2016	50 years
91	EMG intelligent mapping system 1.0	Independent research and development	2016SR191522	Jul 25, 2016	50 years
92	EMG HD map production system software V1.0	Independent research and development	2017SR723472	Dec 25, 2017	50 years
93	EMG network map software0.6.8	Independent research and development	2017SR723484	Dec 25, 2017	50 years
94	EMG ADAS attributes analysis tool softwareV2017	Independent research and development	2017SR723498	Dec 25, 2017	50 years
95	LCS editing library system software 2.0.0.0	Independent research and development	2017SR738220	Dec 27, 2017	50 years
96	EMG life+software 1.0.0.2	Independent research and development	2018SR014255	Jan 5, 2018	50 years
97	EMG online background editing system3.0.2	Independent research and development	2018SR019450	Jan 9, 2018	50 years
98	Yitaojin software	Independent research and development	2018SR168915	Mar 14, 2018	50 years
99	EMG database integration editing system software 1.0.1.6	Independent research and development	2018SR185354	Mar 20, 2018	50 years
100	EMG POI database editing system software V6.0	Independent research and development	2018SR184972	Mar 20, 2018	50 years
101	Traffic signs identification software V1.5	Independent research and development	2018SR680288	Aug 24, 2018	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
102	HD map data inspection system software1.0	Independent research and development	2019SR0185469	Feb 26, 2019	50 years
103	EMG online map editing system software5.1	Independent research and development	2019SR0185449	Feb 26, 2019	50 years
104	EMG path analysis and comparison software V1.0	Independent research and development	2019SR0185445	Feb 26, 2019	50 years
105	EMG product customization automation system software1.0.0	Independent research and development	2019SR0185430	Feb 26, 2019	50 years
106	HD map production system software V2.0.0	Independent research and development	2019SR0247939	Mar 14, 2019	50 years
107	ADAS attributes analysis and editing tool software V2.0.0	Independent research and development	2019SR0247914	Mar 14, 2019	50 years
108	EMG network map software1.0.2	Independent research and development	2019SR0249902	Mar 14, 2019	50 years
109	Integration editing system software 1.1.2	Independent research and development	2019SR0250148	Mar 14, 2019	50 years
110	MapChecker softwareV2.0	Independent research and development	2019SR0250155	Mar 14, 2019	50 years
111	EMG road intersection model editing tool software 1.0.0	Independent research and development	2019SR0250189	Mar 14, 2019	50 years
112	EMG HD map production platform V1.0	Independent research and development	2020SR1539842	Nov 3, 2020	50 years
113	HD electronic map compiling platform software V1.0	Independent research and development	2020SR1582771	Nov 16, 2020	50 years
114	EMG map service platform software V1.0	Independent research and development	2020SR1554940	Nov 9, 2020	50 years
115	EMG aided driving map software V1.0	Independent research and development	2020SR1555090	Nov 9, 2020	50 years
116	EMG AVP electronic map software V1.0	Independent research and development	2020SR1539778	Nov 3, 2020	50 years
117	EMG map cloud platform softwareV1.1.3	Independent research and development	2020SR1554941	Nov 9, 2020	50 years
118	2nd-generation basic map production platform softwareV1.6.7	Independent research and development	2020SR1539882	Nov 3, 2020	50 years
119	EMG HD electronic map software V1.0	Independent research and development	2020SR1539881	Nov 3, 2020	50 years
120	EMG electronic map software V3.1	Independent research and development	2020SR1596336	Nov 18, 2020	50 years
121	EMG POI spatial geography and address big-data system software	Independent research and development	2020SR1724046	Dec 3, 2020	50 years
122	EMG recommended search engine software	Independent research and development	2020SR1724044	Dec 3, 2020	50 years
123	EMG POI search engine and indexing&compiling system software	Independent research and development	2020SR1724073	Dec 3, 2020	50 years
124	EMG smart city spatial temporal information cloud platform software	Independent research and development	2020SR1724047	Dec 3, 2020	50 years
125	EMG smart community integration application platform software	Independent research and development	2020SR1724045	Dec 3, 2020	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
126	EMG gridding and overall social order control information system software	Independent research and development	2020SR1724074	Dec 3, 2020	50 years
127	EMG AOI search engine system software	Independent research and development	2020SR1829529	Dec 16, 2020	50 years
128	EMG mass POI data fusion processing platform system software	Independent research and development	2020SR1829528	Dec 16, 2020	50 years
129	EMG physical DB and street view thematic map system software	Independent research and development	2020SR1819977	Dec 15, 2020	50 years
130	EMG multi-angel tilt photography real-3D processing system software	Independent research and development	2020SR1829510	Dec 16, 2020	50 years
131	EMG track planning platform software	Independent research and development	2020SR1829511	Dec 16, 2020	50 years
132	Plane vector indoor and outdoor map building system software based on mode identification	Independent research and development	2020SR1829517	Dec 16, 2020	50 years
133	EMG geographic data management and address comparison, update and coding platform software	Independent research and development	2020SR1861999	Dec 21, 2020	50 years
134	EMG HD map visualization system software	Independent research and development	2020SR1862000	Dec 21, 2020	50 years
135	EMG big data service operation management platform software	Independent research and development	2020SR1861990	Dec 21, 2020	50 years
136	EMG 2D&3D integration map service platform software	Independent research and development	2020SR1913611	Dec 30, 2020	50 years
137	EMG 2D&3D integration map service platform software	Independent research and development	2020SR1913701	Dec 30, 2020	50 years
138	EMG lightweight 3D earth software	Independent research and development	2020SR1913703	Dec 30, 2020	50 years
139	Smart city 3D modelling system software	Independent research and development	2020SR1861971	Dec 21, 2020	50 years
140	Cloud map release platform software	Independent research and development	2020SR1861945	Dec 21, 2020	50 years
141	Blind angle calculation platform software	Independent research and development	2020SR1861970	Dec 21, 2020	50 years
142	EMG police geographic information integration service platform software	Independent research and development	2020SR1913702	Dec 30, 2020	50 years
143	EMG police network integration one-map management platform software	Independent research and development	2020SR1908847	Dec 29, 2020	50 years
144	EMG autonomous driving simulation test management platform software	Independent research and development	2020SR1908848	Dec 29, 2020	50 years
145	EMG HD map accuracy processing software	Independent research and development	2021SR0010189	Jan 5, 2021	50 years
146	EMG HD map inspection and scheduling system	Independent research and development	2021SR0010165	Jan 5, 2021	50 years
147	EMG industrial grade AOI application map software	Independent research and development	2021SR0010120	Jan 5, 2021	50 years
148	EMG ADAS EHP software	Independent research and development	2021SR0010121	Jan 5, 2021	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
149	EMG HD map EHP software	Independent research and development	2021SR0075629	Jan 14, 2021	50 years
150	EMG map quick update release software V1.0	Independent research and development	2021SR0075630	Jan 14, 2021	50 years
151	EMG smart city spatial temporal big data and sharing exchange cloud platform software V1.0	Independent research and development	2021SR0075631	Jan 14, 2021	50 years
152	EMG HD deformation processing software V1.0	Independent research and development	2021SR0079567	Jan 14, 2021	50 years
153	EMG automatic rearrangement and collection verification for standard address software	Independent research and development	2021SR0075683	Jan 15, 2021	50 years
154	EMG location inquiry service software V1.0	Independent research and development	2021SR0857240	Jun 8, 2021	50 years
155	EMG distribution workload statistic software V1.0	Independent research and development	2021SR0857241	Jun 8, 2021	50 years
156	EMG distribution service software V1.0	Independent research and development	2021SR0857242	Jun 8, 2021	50 years
157	EMG shortest route service for multi-point distribution software V1.0	Independent research and development	2021SR0857243	Jun 8, 2021	50 years
158	EMG distribution routing sharing software V1.0	Independent research and development	2021SR0857244	Jun 8, 2021	50 years
159	EMG online cross-border route analysis service software V1.0	Independent research and development	2021SR0868798	Jun 10, 2021	50 years
160	EMG map vector tile conversion software V1.0	Independent research and development	2021SR0868799	Jun 10, 2021	50 years
161	EMG cross-border route analysis tool software V1.0	Independent research and development	2021SR0868800	Jun 10, 2021	50 years
162	Beidou terminal HD positioning SDK software V1.0.0	Independent research and development	2021SR0875401	Jun 10, 2021	50 years
163	EMG Beidou terminal track management SDK software V1.0.0	Independent research and development	2021SR0960723	Jun 29, 2021	50 years
164	EMG multi-language conversion tool softwareV1.0	Independent research and development	2021SR0960743	Jun 29, 2021	50 years
165	EMG map grid tile conversion software V1.0	Independent research and development	2021SR0960744	Jun 29, 2021	50 years
166	EMG Beidou terminal track analysis service software V1.0	Independent research and development	2021SR0960747	Jun 29, 2021	50 years
167	EMG Beidou terminal HD positioning cloud authentication system softwareV1.0	Independent research and development	2021SR0960748	Jun 29, 2021	50 years
168	EMG Beidou terminal positioning SDK softwareV1.0	Independent research and development	2021SR0960749	Jun 29, 2021	50 years
169	EMG Beidou terminal multi-language retrieval SDK softwareV1.0	Independent research and development	2021SR0960750	Jun 29, 2021	50 years
170	DMG POI editing system V1.0	Independent research and development	2008SR27461	Oct 31, 2008	50 years
171	Navigation electronic map data conversion tool system V1.0	Independent research and development	2008SRBJ3342	Oct 9, 2008	50 years
172	DMG navigation data editing systemV1.0	Independent research and development	2008SRBJ3373	Oct 9, 2008	50 years
173	DMG customer relation management systemV1.0	Independent research and development	2008SR27459	Sep 1, 2008	50 years
174	DMG image correction system V1.0	Independent research and development	2008SR27460	Oct 31, 2008	50 years
175	DMG field data acquisition systemV1.0	Independent research and development	2008SR28190	Nov 7, 2008	50 years

No.	Name of Copyright	Achievement approach	Registration number	Registration date	Duration
176	Shuashuakong mobile client software	Transfer	2012SR107955	Nov 12, 2012	50 years
177	3D scene editing software	Independent research and development	2013SR139420	Dec 5, 2013	50 years
178	City street map editing software	Independent research and development	2013SR139086	Dec 5, 2013	50 years
179	General building 3D modelling software	Independent research and development	2013SR139185	Dec 5, 2013	50 years
180	DMG hybrid Geocoding software	Independent research and development	2015SR025400	Feb 5, 2015	50 years
181	DMG 3D induction line editing tool software	Independent research and development	2015SR023612	Feb 4, 2015	50 years
182	DMG city street map data editing tool software	Independent research and development	2015SR022532	Feb 3, 2015	50 years
183	Non-slice image publishing technology based on the field manager system of arable land protection spot internal verification system	Independent research and development	2022SR0727518	Jun 9, 2022	50 years
184	Field manager system farmland protection verification APP system	Independent research and development	2022SR0727529	Jun 9, 2022	50 years
185	Field manager system for farmland protection management system	Independent research and development	2022SR0727530	Jun 9, 2022	50 years
186	EMG Numerical Intelligence Labeling Platform V1.0	Independent research and development	2022SR1439979	Nov 1, 2022	50 years
187	Remote sensing monitoring platform for straw burning based on image non-slicing technology V1.0	Independent research and development	2022SR1461910	Nov 3, 2022	50 years
188	BeiDou high-precision electronic map integration construction and application project dynamic lane level electronic horizon system 1.0	Joint Copyright	2022SR1393947	Oct 10, 2022	50 years
189	BeiDou high-precision electronic map integration construction and application project high-precision map incremental update system 1.0	Joint Copyright	2022SR1398409	Oct 11, 2022	50 years

40

Trademarks:

We have registered the following trademarks with the Trademark Office, State Administration for Industry and Commerce in the PRC:

No.	Trademark	Classification Number	Valid Period	Registration Number
1	中传视讯-文字+图形	42	2008.12.21-2028.12.20	4666047
2	中传视讯-文字	38	2008.12.21-2028.12.20	4666049
3	中传视讯-文字	42	2008.12.21-2028.12.20	4666048
4	LOOKLOOK-图形	38	2009.04.07-2029.04.06	4666051
5	LOOKLOOK-图形	42	2008.12.21-2028.12.20	4666050
6	新蜂-文字	38	2011.08.21-2031.08.20	8538907
7	新蜂-文字	42	2012.01.28-2032.01.27	8539078
8	新蜂.潮-文字	38	2011.08.21-2031.08.20	8539104
9	新蜂.潮-文字	42	2012.01.28-2032.01.27	8539141
10	xfeng-文字	35	2012.03.28-2032.03.27	9229145
11	xfeng-文字	38	2012.03.28-2032.03.27	9229160
12	xfeng-文字	41	2012.03.28-2032.03.27	9229190
13	xfeng-文字	42	2012.03.28-2032.03.27	9229221
14	LookLook-文字	38	2014.07.14-2024.07.13	11534067
15	LookLook-文字	42	2014.04.14-2024.04.13	11534227
16	LookLook-图形	38	2015.11.14-2025.11.13	11533428
17	LookLook-图形	42	2014.06.21-2024.06.20	11533720
18	中童-文字	41	2014.08.07-2024.08.06	12214085
19	中童在线-文字	41	2014.08.07-2024.08.06	12214092
20	翠鸟-文字	38	2014.08.07-2024.08.06	12214058
21	翠鸟-文字	42	2014.08.07-2024.08.06	12214125
22	爱翠鸟-文字	38	2014.08.07-2024.08.06	12214066
23	爱翠鸟-文字	41	2014.08.07-2024.08.06	12214096
24	爱翠鸟-文字	42	2014.08.07-2024.08.06	12214126
25	翠鸟-图形	35	2014.08.07-2024.08.06	12214040
26	翠鸟-图形	38	2014.08.07-2024.08.06	12214074
27	翠鸟-图形	41	2014.08.07-2024.08.06	12214100
28	翠鸟-图形	42	2014.08.07-2024.08.06	12214131
29	新影力-文字	41	2014.08.28-2024.08.27	12288643
30	小人-图形	35	2014.08.28-2024.08.27	12287985
31	小人-图形	38	2014.08.28-2024.08.27	12288580
32	小人-图形	41	2014.08.28-2024.08.27	12288629
33	小人-图形	42	2014.08.28-2024.08.27	12288435
34	中传-文字	38	2014.08.28-2024.08.27	12288267
35	中传-图形	38	2014.08.28-2024.08.27	12288289
36	信号小喇叭图形+CMEDIA	41	2015.03.21-2025.03.20	12480439
37	畅联TV-文字	41	2016.01.21-2026.01.20	15792467
38	箩筐-图形	9	2016.06.14-2026.06.13	16580231

No.	Trademark	Classification Number	Valid Period	Registration Number
39	箩筐-图形	35	2016.06.14-2026.06.13	16580230
40	箩筐-图形	38	2016.06.14-2026.06.13	16580229
41	箩筐-图形	41	2016.06.14-2026.06.13	16580228
42	箩筐-图形	42	2016.06.14-2026.06.13	16580227
43	箩筐-文字	42	2016.09.28-2026.09.27	16580249
44	箩筐-文字	41	2016.06.14-2026.06.13	16580250
45	箩筐-文字	35	2016.09.21-2026.09.20	16580252
46	箩筐-文字	9	2016.06.14-2026.06.13	16580253
47	微时光-文字	42	2016.09.28-2026.09.27	16580247
48	传游录屏-文字	9	2016.06.14-2026.06.13	16782144
49	传游录屏-文字	35	2016.06.14-2026.06.13	16782143
50	传游录屏-文字	38	2016.06.14-2026.06.13	16782142
51	传游录屏-文字	41	2016.06.14-2026.06.13	16782141
52	传游录屏-文字	42	2016.06.14-2026.06.13	16782140
53	录游器-文字	9	2016.06.14-2026.06.13	16782135
54	录游器-文字	35	2016.06.14-2026.06.13	16782136
55	录游器-文字	38	2016.06.14-2026.06.13	16782137
56	录游器-文字	41	2016.06.14-2026.06.13	16782138
57	录游器-文字	42	2016.06.14-2026.06.13	16782139
58	LKCO-文字	9	2020.03.28-2030.03.27	40267810
59	LKCO-文字	35	2020.03.28-2030.03.27	40266023
60	LKCO-文字	38	2020.04.07-2030.04.06	40270521
61	LKCO-文字	41	2020.03.28-2030.03.27	40266047
62	LKCO-文字	42	2020.03.28-2030.03.27	40269524
63	LK-图形	41	2020.01.28-2030.01.27	38000351
64	LK-图形	42	2020.01.28-2030.01.27	37999219
65	LUOKUNG-文字	9	2020.01.21-2030.01.20	37990480
66	LUOKUNG-文字	35	2020.02.07-2030.02.06	37993561
67	LUOKUNG-文字	38	2020.01.21-2030.01.20	37990532
68	LUOKUNG-文字	41	2020.01.21-2030.01.20	37989767
69	LUOKUNG-文字	42	2020.01.21-2030.01.20	37986487
70	LUOKUNG-文字+图形	9	2020.07.21-2030.07.20	40271050
71	LUOKUNG-文字+图形	35	2020.07.21-2030.07.20	40266018
72	LUOKUNG-文字+图形	38	2020.05.14-2030.05.13	40270516
73	LUOKUNG-文字+图形	41	2020.05.14-2030.05.13	40269009
74	LUOKUNG-文字+图形	42	2020.07.21-2030.07.20	40266052
75	箩筐-文字+图形	9	2020.07.21-2030.07.20	40267807
76	箩筐-文字+图形	35	2020.07.21-2030.07.20	40268691
77	箩筐-文字+图形	41	2020.05.14-2030.05.13	40267474
78	箩筐-文字+图形	42	2020.07.21-2030.07.20	40269024
79	LUOKUNG-文字+图形	9	2020.12.18-2030.12.17	40268977
80	LUOKUNG-文字+图形	35	2020.07.21-2030.07.20	40269486
81	LUOKUNG-文字+图形	38	2020.12.18-2030.12.17	40270289
82	LUOKUNG-文字+图形	41	2020.07.21-2030.07.20	40270299
83	LUOKUNG-文字+图形	42	2020.07.21-2030.07.20	40267953
84	箩筐-文字+图形	9	2021.02.14-2031.02.13	40267809
85	箩筐-文字+图形	35	2020.07.21-2030.07.20	40267050

No.	Trademark	Classification Number	Valid Period	Registration Number
86	箩筐-文字+图形	41	2020.07.21-2030.07.20	40269015
87	箩筐-文字+图形	42	2020.07.21-2030.07.20	40267956
88	LUOKUNG-文字+图形	9	2020.05.14-2030.05.13	40270265
89	LUOKUNG-文字+图形	35	2020.05.14-2030.05.13	40270278
90	LUOKUNG-文字+图形	38	2020.05.14-2030.05.13	40269000
91	LUOKUNG-文字+图形	41	2020.05.14-2030.05.13	40270528
92	LUOKUNG-文字+图形	42	2020.05.14-2030.05.13	40266100
93	箩筐-文字+图形	9	2020.05.14-2030.05.13	40267036
94	箩筐-文字+图形	35	2020.07.21-2030.07.20	40267049
95	箩筐-文字+图形	41	2020.05.14-2030.05.13	40269014
96	箩筐-文字+图形	42	2020.07.21-2030.07.20	40269025
97	最e地图-文字	9	2020.06.21-2030.06.20	41612242
98	最e地图-文字	16	2020.06.21-2030.06.20	41621674
99	最e地图-文字	42	2020.06.21-2030.06.20	41604173
100	e地图-文字	16	2020.11.07-2030.11.06	41614991
101	箩筐地图-文字+图形	9	2021.11.28-2031.11.27	56400165
102	箩筐地图-图形	9	2021.11.28-2031.11.27	56404402
103	箩筐地图-图形	16	2021.11.28-2031.11.27	56388057
104	箩筐地图-图形	35	2021.11.28-2031.11.27	56369831
105	箩筐地图-图形	42	2021.11.28-2031.11.27	56391222
106	箩筐地图-文字	9	2021.11.28-2031.11.27	56400169
107	SUPERENGINE-文字	9	2016.05.28-2026.05.27	16473185
108	SUPERENGINE-文字	42	2016.05.28-2026.05.27	16473185
109	超擎-文字	9	2016.05.28-2026.05.27	16473205
110	超擎-文字	42	2016.05.28-2026.05.27	16473205
111	WhooCine-文字	9	2019.09.14-2029.09.13	36049237
112	WhooCine-文字	35	2019.09.07-2029.09.06	36071274
113	WhooCine-文字	38	2019.09.14-2029.09.13	36059065
114	WhooCine-文字	41	2019.09.14-2029.09.13	36046824
115	WhooCine-文字	42	2019.09.07-2029.09.06	36059525
116	速映-文字	9	2019.09.14-2029.09.13	36070079
117	速映-文字	35	2019.09.14-2029.09.13	36064784
118	速映-文字	38	2019.09.14-2029.09.13	36062805
119	速映-文字	41	2019.09.14-2029.09.13	36054899
120	速映-文字	42	2019.09.14-2029.09.13	36047495
121	BOTBRAIN-文字	9	2017.11.21-2027.11.20	21410376
122	BOTBRAIN-文字	42	2017.11.21-2027.11.20	21410512
123	布本-文字	9	2017.11.21-2027.11.20	21410428
124	布本-文字	42	2017.11.21-2027.11.20	21410499
125	易图通 EMG E-文字+图形	16	2022.06.28-2032.06.27	7132923
126	易图通 EMG E-文字+图形	42	2013.05.07.-2023.05.06	7132924
127	E图形	9	2013.03.28-2023.03.27	10441443
128	E图形	16	2013.03.28-2023.03.27	10441442
129	E图形	42	2013.03.28-2023.03.27	10441441
130	易图通EMG-文字+图形	35	2020.10.07-2030.10.06	6821894

No.	Trademark	Classification Number	Valid Period	Registration Number
131	易图通EMG-文字+图形	38	2020.05.07-2030.05.06	6821892
132	易图通EMG-文字+图形	41	2021.02.28-2031.02.27	6821893
133	龙图通DMG-文字+图形	9	2020.10.28-2030.10.27	6900495
134	龙图通DMG-文字+图形	38	2020.05.07-2030.05.06	6821896
135	龙图通DMG-文字+图形	41	2021.03.07-2031.03.06	6900311
136	图网WWW.MYEMAP.COM.CN-文字+图形	38	2020.05.21-2030.05.20	6894376
137	E图网MYEMAP WWW.MYEMAP.COM.CN-文字+图形	41	2020.12.21-2030.12.20	7132809
138	景景通SCENIC SPOTS LINKAGE-文字+图形	9	2020.12.07-2030.12.06	7344257
139	景景通SCENIC SPOTS LINKAGE-文字+图形	16	2020.08.21-2030.08.20	7344294
140	易图通EMG-文字+图形	38	2013.02.07-2023.02.06	10106777
141	壹地图-文字+图形	9	2013.02.21-2023.02.20	10315431
142	壹导航-文字+图形	9	2013.02.21-2023.02.20	10315433
143	E图形	38	2013.03.28-2023.03.27	10441440
144	E图形	38	2013.03.28-2023.03.27	10441440
145	易图通 EMG	39	2022.04.07-2032.04.06	57645848
146	易图通 EMG	39	2021.07.13-2022.04.07	57658800
147	E 易图通 EMG	42	2022.08.21-2032.08.20	57645931

*	See below for an explanation of each classification number used in the table above.

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

Enforceability of Civil Liabilities

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies do not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. An important part of our operations is conducted and a significant portion of our assets is located outside the United States. Some of our directors and officers are nationals or residents of jurisdictions other than the United States, and some or all of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an original action against us or such persons in a British Virgin Islands or China court in the event that a shareholder believes that his or her rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for a shareholder to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. It is uncertain whether British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association, or Articles, and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

We conduct all of our operations in China and all of our assets are located in China. In addition, except for our two independent directors, Mr. David Wei Tang, who is a U.S. citizen, and Mr. Meng Bryan Yap, who is a Singapore citizen, all of our other officers and directors are PRC nationals. Most of our officers and directors reside within China. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons.

Han Kun Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the PRC would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of U.S. courts obtained against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United states, or (ii) entertain original actions brought in the British Virgin Islands against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman further advised that, although there is no statutory enforcement in the British Virgin Islands of final and conclusive monetary judgments obtained in a competent federal or state court of the United States for a definite sum (and the British Virgin Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the British Virgin Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in a competent federal or state court of the United States of America against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the British Virgin Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. However, the British Virgin Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the British Virgin Islands to give rise to obligations to make payments that are penal or punitive in nature.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2022.

Luokung Technology Corp. *
100%
Dream Beyond Global Limited
100%
LK Technology Ltd.
100%
Saleya Holding Limited
100%
Mobile Media (China) Limited
100%
MMB Limited
67.36%
BOTBRAIN AI LIMITED
100%
BOTBRAIN LIMITED
75%
PinKong Partner Ltd.
100%
PICO AI Ltd.
100%
PICO AI HongKong Limited
100%
PicoAI US Inc.
100%
SuperEngine Holdings Limited
100%
Overseas
Mainland China
100%
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.
100%
Shenzhen Luokung Technology Co., Ltd.
100%
Yunnan Luokung Technology Co., Ltd.
100%
Beijing BotBrain AI Information Technology Ltd.
DMG Infotech Co., Ltd. **
VIE
Beijing Zhong Chuan Shi Xun Technology Co., Ltd. **
100%
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd. **
100%
Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd. **
100%
Huoerguosi Luokung Information and Technology Co., Ltd.
100%
Beijing Luokung Zhishang Catering Management Co., Ltd.
51%
Beijing Yuanli Anda Technology Co., Ltd.
51%
Luokung Zhitong Technology Co., Ltd.
41%
Beijing Wave Function Culture Development Co., Ltd. **
41%
Yunnan Wave Function Technology Co., Ltd. **
100%
Wave Function Big Data (Yunnan) Co., Ltd. **
67.36%
Beijing BotBrain AI Technology Co., Ltd. **
65%
Nanjing BotBrain AI Technology Co., Ltd.
51%
Beijing BotAIot Intelligence Co., Ltd.
100%
Shanghai PICO AI Technology Co., Ltd.
100%
SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd. **
100%
eMapgo Technologies (Beijing) Co., Ltd. **
100%
Anhui SuperEngine Intelligent Technology Co., Ltd.
100%
SuperEngine (Hainan) Technology Development Co., Ltd.
50% 20%
Luokung Datong Data Technology Co., Ltd. **
35% 40%
Luokung Remote Sensing Co., Ltd. **
35% 35%
Beijing GWIN Digital Technology Co., Ltd. **
100%
Yunnan eMapgo Technologies Co., Ltd. **
*: Entity in which investors are purchasing an interest.
**: Entity through which our operations are conducted.

The persons or entities that own the equity in each VIE are as follows:

Beijing Zhong Chuan Shi Xun Technology Co., Ltd.

Name	Shareholding Percentage
Xuesong Song	61.82453%
Ping Wang	19.9872%
Weili Chen	14.0848%
Donglai Liu	4.10347%

eMapgo Technologies (Beijing) Co., Ltd.

Name	Shareholding Percentage
Beijing Zhong Chuan Shi Xun Technology Co., Ltd.	100%

Beijing BotBrain AI Technology Co., Ltd.

Name	Shareholding Percentage
Xueyu Lu	37.84003%
Jiangbo Qin	20.00006%
Beijing Huojuzhiguang Information Technology Center (L.P.)	17.52002%
Changxing Qifu Honglian Equity Investment Partnership (L.P.)	8.33332%
Guangzhou Baoji Erhao Equity Investment Management Partnership (L.P.)	4.99999%
Guangzhou Suiyong Original Capital Co., Ltd.	3.66662%
Lianjie (Beijing) Investment Co., Ltd.	3.19997%
Zhuhai Qiyi Investment Center (L.P.)	3.00003%
Shenzhen Yiling Venture Capital Center (L.P.)	1.43996%

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any consolidation adjustments separately - as of and for the years ending December 31, 2022, 2021 and 2020.

Consolidating Statements of Income Information

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	5,464,332	6,432,597	86,199,653	(4,503,396)	93,593,186
Cost of Revenue	-	271,313	3,239,958	74,629,562	(199,168)	77,941,665
Gross profit (loss)	-	5,193,019	3,192,639	11,570,091	(4,304,228)	15,651,521
Operating expenses	20,968,387	13,229,967	18,163,688	10,582,141	(13,249,307)	76,193,490
Loss from operations	(20,968,387)	(8,036,948)	(14,971,049)	987,950	(17,553,535)	(60,541,969)
Other expenses, net	327	124,606	711	(2,944,089)	9,207,349	6,388,904
Provision for income tax	-	-	-	(8,878)	3,950,202	3,941,324
Loss before noncontrolling interest	(20,968,060)	(7,912,342)	(14,970,338)	(1,965,017)	(4,395,984)	(50,211,741)
Less: loss attributable to noncontrolling interest	-	-	-	(2,702,185)	374,244	(2,327,941)
Net loss	(20,968,060)	(7,912,342)	(14,970,338)	(4,667,202)	(4,021,740)	(52,539,682)

Consolidating Statements of Income Information

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	(15,851)	2,636,562	171,503,642	(29,056,388)	145,067,965
Cost of Revenue	300,000	-	726,389	131,315,543	(3,315,846)	129,026,086
Gross profit (loss)	(300,000)	(15,851)	1,910,173	40,188,099	(25,740,542)	16,041,879
Operating expenses	29,415,319	35,544,319	3,561,420	21,074,461	(7,935,069)	81,660,450
Loss from operations	(29,715,319)	(35,560,170)	(1,651,247)	19,113,638	(17,805,473)	(65,618,571)
Other expenses, net	3,139	(146,447)	15,427	(3,836,228)	(14,642)	(3,978,751)
Provision for income tax	-	-	-	(9,665)	8,136,002	8,126,337
Loss before noncontrolling interest	(29,712,180)	(35,706,617)	(1,635,820)	15,267,745	(9,684,113)	(61,470,985)
Less: loss attributable to noncontrolling interest	-	-	-	(7,330,267)	-	(7,330,267)
Net loss	(29,712,180)	(35,706,617)	(1,635,820)	7,937,478	(9,684,113)	(68,801,252)

	Year ended December 31, 2020
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	-	-	22,268,378	(4,004,590)	18,263,788
Cost of Revenue	-	-	-	’	-	17,479,479
Gross profit (loss)	-	-	-	4,788,899	(4,004,590)	784,309
Operating expenses	1,575,656	8,942,698	13,335	13,157,614	17,345,859	41,035,162
Loss from operations	(1,575,656)	(8,942,698)	(13,335)	(8,368,715)	(21,350,449)	(40,250,853)
Other expenses, net	13,582	161,075	1	141,014	(121,784)	193,888
Provision for income tax	-	-		-	-	-
Loss before noncontrolling interest	(1,562,074)	(8,781,623)	(13,334)	(8,227,701)	(21,472,233)	(40,056,965)
Less: loss attributable to noncontrolling interest	-	-	-	191,325	-	191,325
Net loss	(1,562,074)	(8,781,623)	(13,334)	(8,036,376)	(21,472,233)	(39,865,640)

Consolidating Balance Sheets Information

	As of December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	12,874	336,846	59,293	531,534	324,334	1,264,881
Accounts receivable	-	1,161,641	4,399,643	18,646,214	(16,923,932)	7,283,566
Intercompany receivables	74,369,714	68,346,860	526,951	42,042,009	(185,285,534)	-
Other current asset	19,478,423	4,693,908	1,058,799	41,506,852	(30,460,759)	36,277,223
Total current asset	93,861,011	74,539,255	6,044,686	102,726,609	(232,345,891)	44,825,670
Property and equipment, net	-	630,565	2,678,272	214,973	-	3,523,810
Investment in subsidiaries	63,677,883	62,440,824	-	57,438,383	(183,557,090)	-
Intangible asset, net	-	-	50,926	158,833	87,449,960	87,659,719
Right of use asset, net	-	692,919	1,002,496	1,030,362	-	2,725,777
Other-non-current asset	2,366,978	2,567,396	-	3,005,359	86,962,466	94,902,199
Total Non-current asset	66,044,861	66,331,704	3,731,694	61,847,910	(9,144,664)	188,811,505
Total Asset	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175
Accounts payable	-	20,189,728	6,133,610	16,758,506	(34,990,085)	8,091,759
Lease liability	-	358,612	614,077	692,721	-	1,665,410
Other current liabilities	1,062,668	111,980,444	19,730,024	143,844,642	(191,543,335)	85,074,443
Total current liabilities	1,062,668	132,528,784	26,477,711	161,295,869	(226,533,420)	94,831,612
Lease liability-NC	-	324,255	427,499	396,772	-	1,148,526
Other non-current liabilities	-	-	861,500	-	2,486,040	3,347,540
Total non-current liabilities	-	324,255	1,288,999	396,772	2,486,040	4,496,066
Total liabilities	1,062,668	132,853,039	27,766,710	161,692,641	(224,047,380)	99,327,678
Accumulated deficit	(52,484,550)	(121,844,611)	(55,952,193)	(40,940,607)	35,972,003	(235,249,958)
Other equity	211,327,754	129,862,531	37,961,863	43,822,485	(63,619,504)	359,355,129
Total equity	158,843,204	8,017,920	(17,990,330)	2,881,878	(27,647,501)	124,105,171
Total Liability and stockholders’ equity	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175

Consolidating Balance Sheets Information

	As of December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	5,655,725	6,110,209	560,438	4,468,891	-	16,795,263
Accounts receivable	-	-	2,043,277	39,240,616	(27,480,526)	13,803,367
Intercompany receivables	-	1,582,320	-	6,252,809	(7,835,129)	-
Other current asset	80,544,830	64,683,409	662,839	56,970,717	(175,734,411)	27,127,384
Total current asset	86,200,555	72,375,938	3,266,554	106,933,033	(211,050,066)	57,726,014
Property and equipment, net	-	918,397	25,004	4,639,079	-	5,582,480
Investment in subsidiaries	63,669,493	58,140,824	-	60,631,079	(182,441,396)	-
Intangible asset, net	-	-	-	449,320	102,435,697	102,885,017
Right of use asset, net	-	849,482	-	3,256,374	378,987	4,484,843
Other-non-current asset	2,390,148	35,505,396	-	3,343,795	53,271,166	94,510,505
Total Non-current asset	66,059,641	95,414,099	25,004	72,319,647	(26,355,546)	207,462,845
Total Asset	152,260,196	167,790,037	3,291,558	179,252,680	(237,405,612)	265,188,859
Accounts payable	-	21,119,050	7,391,743	23,652,117	(42,970,291)	9,192,619
Lease liability	-	281,671	-	983,491	181,661	1,446,823
Other current liabilities	530,238	93,958,544	6,172,121	149,931,485	(159,523,324)	91,069,064
Total current liabilities	530,238	115,359,265	13,563,864	174,567,093	(202,311,954)	101,708,506
Lease liability-NC	-	594,842	-	2,260,054	209,461	3,064,357
Other non-current liabilities	-	-	1,607,667	941,073	4,019,254	6,567,994
Total non-current liabilities	-	594,842	1,607,667	3,201,127	4,228,715	9,632,351
Total liabilities	530,238	115,954,107	15,171,531	177,768,220	(198,083,239)	111,340,857
Accumulated deficit	(34,074,308)	(87,507,227)	(45,408,625)	(78,586,946)	62,866,830	(182,710,276)
Other equity	185,804,266	139,343,157	33,528,652	80,071,406	(102,189,203)	336,558,278
Total equity	151,729,958	51,835,930	(11,879,973)	1,484,460	(39,322,373)	153,848,002
Total Liability and stockholders’ equity	152,260,196	167,790,037	3,291,558	179,252,680	(37,405,612)	265,188,859

Consolidating Cash Flows Information

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(13,187,296)	(4,363,034)	(2,753,716)	(3,599,661)	(31,058,507)	(17,870,525)
Net cash (used in)/provided by investing activities	-	(5,190,871)	(88,618)	(2,488,567)	6,594,214	(934,197)
Net cash (used in)/provided by financing activities	7,420,000	3,838,243	2,342,047	2,257,470	28,620,214	7,093,542
Effect of exchange rate changes on cash	124,445	(86,144)	(30,256)	(324,086)	(3,526,830)	(3,819,202)
Net increase in cash and cash equivalents	(5,642,851)	(5,801,806)	(530,543)	(4,154,844)	629,091	(15,530,382)

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(86,208,510)	(15,968,254)	34,337,973	15,949,957	(1,812,380)	(53,787,959)
Net cash (used in)/provided by investing activities	(72,449,477)	(52,884,803)	151,027	(13,979,925)	60,766,693	(78,396,485)
Net cash (used in)/provided by financing activities	164,103,934	75,546,992	(35,042,385)	4,318,722	(60,363,735)	148,910,734
Effect of exchange rate changes on cash	209,778	109,208	(6,586)	(1,595,463)	1,540,705	(2,820)
Net increase in cash and cash equivalents	5,655,725	6,803,143	(559,971)	4,693,291	131,283	16,723,470

	Year ended December 31, 2020
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	21	(4,232,125)	2,655	(11,651,311)	56,952	(15,823,808)
Net cash (used in)/provided by investing activities	-	(19,234,761)	(2,367)	(4,817,894)	4,673,626	(19,381,396)
Net cash (used in)/provided by financing activities	(21)	21,430,816	0	14,964,574	(4,856,951)	31,538,418
Effect of exchange rate changes on cash	-	25,684	17	17,190	-	42,891
Net increase in cash and cash equivalents	-	(2,010,386)	305	(1,487,441)	(126,374)	(3,623,895)

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

Details of the typical VIE structure of the Company’s significant consolidated VIEs, namely Zhong Chuan Shi Xun, Beijing BotBrain and EMG are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Exclusive Option Agreement

Each VIE equity holders has granted the WFOEs exclusive call options to purchase the nominal equity interest in the VIEs at an exercise price equal to (i) with regard to Zhong Chuan Shi Xun, the minimum price as permitted by applicable PRC laws, or (ii) with regard to Beijing BotBrain, RMB10 in aggregate, or if appraisal is required as requested by relevant PRC laws, the price as determined by the relevant parties, or (iii) with regard to EMG, RMB 1 in aggregate or other price as determined by the relevant parties, provided that if required by relevant PRC laws, the minimum price as permitted by PRC laws shall apply. The WFOEs may designate another entity or individual to purchase the nominal equity interests, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the nominal equity interests pursuant to the call option. The VIEs shall not declare any dividend or other distribution to its equity holders without the approval of the WFOEs. With regard to Zhong Chuan Shi Xun and Beijing BotBrain, the exclusive call option agreements remain in effect for ten (10) years and may be renewed at the election of the WFOEs. With regard to EMG, the exclusive call option agreement shall remain in effect until all nominal equity interest under the call option has been transferred to the WFOE or its designated entity or individual.

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

As for EMG, pursuant to the relevant equity pledge agreement, the relevant VIE equity holder has pledged all of its nominal equity interest in the VIE as a continuing first priority security interest in favor of the corresponding WFOE to secure the performance of obligations by the VIE as set forth in the relevant exclusive option agreement, proxy agreement, the equity pledge agreement and the VIE’s obligation to repay the secured indebtedness. The VIE equity holder shall not be entitled to receive any dividend associated with its nominal equity interest without of the WFOE, and the dividend received by the VIE equity holder shall be deposited in the account designated by the WFOE and subject to the supervision of the WFOE. In the event of any breach or default, the WFOE shall be entitled to all rights to relief, including but not limited to disposing the nominal equity interest held by the VIE equity holder. The equity pledge agreement shall remain in force until and unless the obligations of the VIE equity holder to the WFOE under the exclusive option agreement, proxy agreement, the equity pledge agreement have been fulfilled or all the secured indebtedness has been paid off.

Power of Attorney

As for Zhong Chuan Shi Xun and Beijing BotBrain, pursuant to the relevant power of attorney, each of the relevant VIE equity holders irrevocably appoints the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interests in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney shall remain effective as long as such VIE equity holder remains as a shareholder of Zhong Chuan Shi Xun or Beijing BotBrain.

As for EMG, pursuant to the relevant power of attorney, the relevant VIE equity holder irrevocably appoints certain the person designated by the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interest in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney of EMG shall remain effective until March 11, 2044, and will be renewed automatically for another ten (10) years unless the parties to the power of attorney agree otherwise.

(ii)	Contracts that enable the Company to receive the certain benefits from the VIEs

Exclusive business cooperation agreements

As for Zhong Chuan Shi Xun, Beijing BotBrain and EMG, each relevant VIE has entered into an exclusive business services agreement with the corresponding WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, (i) Zhong Chuan Shi Xun pays a service fee to the corresponding WFOE which shall be no less than 80% of Zhong Chuan Shi Xun’s after-tax profits; (ii) Beijing BotBrain pays a service fee to the corresponding WFOE which shall be reasonably determined by such WFOE based on certain factors; (iii) EMG pays a service fee to the corresponding WFOE which shall be 20% of EMG’s annual income. Luokung exercises control over the VIEs through a Call Option Agreement, an Equity Pledge Agreement, an Exclusive Business Cooperation Agreement and a Proxy Agreement. The amount of service fees to be paid by EMG and BotBrain shall be determined solely by the WFOE or as mutually agreed by the WFOE and the VIEs. Based on the control Luokung exercises through these agreements and based on its ability to determine the fees paid by EMG and BotBrain, Luokung is considered the primary beneficiary of the VIEs.

Cash Flows through Our Organization

Luokung Technology Corp. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Luokung Technology Corp.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Luokung Technology Corp. In addition, our PRC subsidiaries are permitted to pay dividends to Luokung Technology Corp. only out of their retained earnings, if any, as determined in accordance with applicable accounting standards and regulations. Further, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC law, Luokung Technology Corp. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to its affiliated entities in China only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to review by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership. Other than a dividend paid to certain of our preferred shareholders in 2021, our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. There is no fixed payment schedule in settling the amounts due from the VIEs. Payments are made based on the cash position of the VIEs.

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

On August 28, 2019, the Company entered into a Share Purchase Agreement to acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China, as well as a provider of Internet map services and geographic information system engineering. The acquisition enables us to develop our smart transportation business, including autonomous driving and vehicle-road collaboration (V2X). From April 2021 to December 2021, Saleya contributed $9.1 million to smart transportation revenue and incurred a net loss of $4.5 million.

Results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021.

Revenue

Our revenues primarily consist of advertising services, software and services and smart transportation from the VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd.(“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

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

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers. Term license fees and royalties are recognized over time throughout the contract period.

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

	Fiscal Year Ended December 31,
	2022	2021	2020
	(dollars in thousands)
Revenues
Advertising	$81,008	$131,423	$17,895
Software and services	508	4,545	369
Smart transportation	12,077	9,100	-

Total revenues	$93,593	$145,068	$18,264

Advertising	86.6%	90.6%	98.0%
Software and services	0.5%	3.1%	2.0%
Smart transportation	12.9%	6.3	-

Total	100.0%	100.0%	100.0%

For the year ended December 31, 2022, we had revenue of $93,593,186, as compared to revenue of $145,067,965 for the year ended December 31, 2021, a decrease of $51,474,779, or 35.5%, which was primarily due to our adjustment of advertising placement and customer acquisition strategies, the number of customers decreased as we shifted our focus to providing services to customers with higher gross margins instead of solely focusing on volume of transactions based on the strength of the integration and improvement of geographic information points of interest (POI), characteristic areas of interest (AOI), and other data using AI algorithms. This integration and improvement ultimately led to improved advertising conversion rates, allowing us to increase the gross margin,

Cost of revenue

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

	Year Ended December 31,
	2022			2021
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Traffic acquisition costs	$73,802	94.7%	78.9%	$124,997	96.9%	86.2%
Others	4,140	5.3%	4.4%	4,029	3.1%	2.8%
Total cost of revenue	$77,942	100.0%	83.3%	$129,026	100.0%	89.0%

Cost of revenue for the year ended December 31, 2022 was $77,941,665, representing a decrease of $51,084,421or 39.6% as compared to $129,026,086 for the year ended December 31, 2021. The decrease was primarily attributable to the decrease of traffic acquisition costs incurred.

Gross profit margin increased to 16.7% for the year ended December 31, 2022 from 11.1% for the year ended December 31, 2021. The increase in gross profit margin was primarily attributable to value-added services in advertising and revenue from smart transportation, all of which yield increased gross profit margin.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $5,656,184 for the year ended December 31, 2022, as compared to $6,057,161 for the year ended December 31, 2021, a decrease of $400,977 or 6.6%. The decrease was primarily attributable to a decrease in marketing and advertising expenses of approximately $2,086,000 and a decrease in reimbursements to employees for out-of-pocket expenses of approximately $377,000, offset by an increase in salaries of approximately $2,096,000 due to an increase in the number of marketing personnel.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $20,663,654 for the year ended December 31, 2022, as compared to $30,127,176 for the year ended December 31, 2021, a decrease of $9,463,522 or 31.4%. The decrease was primarily attributable to a decrease in consulting fees of approximately $4,891,000, a decrease in legal and professional fees of approximately $2,050,000, a decrease in impairment goodwill of BotBrain of approximately $141,000 and an increase in impairment loss of accounts and other receivables of approximately $54,000, offset by an increase in salary expenses of approximately $756,000 and a decrease in impairment on loans of approximately $4,724,000.

Research and development expenses

Research and development expenses primarily consist of amortization of the intangible assets, and salaries and benefits for research and development personnel.

Research and development expenses totaled $49,873,652 for the year ended December 31, 2022, as compared to $45,476,113 for the year ended December 31, 2021, an increase of $4,397,539 or 9.7%. The increase was primarily attributable to an increase in salaries and share based compensation of approximately $4,094,000 due to an increase in the number of staff in the R&D department, and an increase in amortization of intangible assets of approximately $2,479,000.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2022, loss from operations amounted to $60,541,969, as compared to loss from operations of $65,618,571 for the year ended December 31, 2021, a decrease of $5,076,602, or 7.7%.

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2022, other income, net, amounted to $6,388,904 as compared to other expense, net, of $3,978,751 for the year ended December 31, 2021, a change of $10,367,655, or 260.6%, which was primarily attributable to a decrease in interest expenses of approximately $759,000 and an increase in other income of approximately $9,823,000, due to the write-off of accounts payable of approximately $9,199,000 as two of our suppliers were dissolved, offset by an increase in foreign currency transaction loss of approximately $224,000.

Income tax

We had an income tax benefit of $3,941,324 and $8,126,337 for the years ended 2022 and 2021, respectively. The benefit for 2021 represents a deferred tax credit arising from five of our subsidiaries as our management believes that the subsidiary will have future taxable income to absorb a portion of our net operating loss carry forwards. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, which is normally effective for a period of three years. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, Superengine Graphics Software Technology Development (Suzhou) Co., Ltd, eMapgo Technologies (Beijing) Co., Ltd., DMG Infotech Co., Ltd and Beijing BotBrain AI Technology Ltd. are High-tech enterprises and enjoy a favorable income tax rate of 15%.

Net loss

As a result of the factors described above, our net loss was $50,211,741 for the year ended December 31, 2022, compared to net loss of $61,470,985 for the year ended December 31, 2021, a decrease of $11,259,244 or 18.3%.

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $52,539,682, or $3.72 per ordinary share (basic and diluted), for the year ended December 31, 2022, compared to net loss attributable to owners of the Company of $68,801,252, or $6.30 per ordinary share (basic and diluted), for the year ended December 31, 2021, a change of $16,261,570 or 23.6%. Earnings per share is based on revised weighted average shares due to the March reverse stock split.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB Mobile Media, SuperEngine Holding and PICO is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $2,204,206 for the year ended December 31, 2022, as compared to a foreign currency translation loss of $58,700 for the year ended December 31, 2021. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2022 of $48,007,535, compared to comprehensive loss of $61,529,685 for the year ended December 31, 2021.

Results of operations for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Revenue

Our revenues primarily consist of advertising services, software and services and smart transportation from the VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd.(“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

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

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers. Term license fees and royalties are recognized over time throughout the contract period.

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

	Fiscal Year Ended December 31,
	2021	2020	2019
	(dollars in thousands)
Revenues
Advertising	$131,423	$17,895	$17,806
Software and services	4,545	369	973
Smart transportation	9,100	-	-

Total revenues	$145,068	$18,264	$18,779

Advertising	90.6%	98.0%	94.8%
Software and services	3.1%	2.0%	5.2%
Smart transportation	6.3%	-	-

Total	100.0%	100.0%	100.0%

For the year ended December 31, 2021, we had revenue of $145,067,965, as compared to revenue of $18,263,788 for the year ended December 31, 2020, an increase of $126,804,177, or 694.3%, which was primarily due to the integration and improvement of geographic information points of interest (POI), characteristic areas of interest (AOI) and other data with AI algorithms, which subsequently improved advertising conversion to meet a growing customer base and increased demand. From April 2021 to December 2021, Saleya contributed $9.1million to smart transportation revenue.

Cost of revenue

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

General and administrative expense totaled $30,127,176 for the year ended December 31, 2021, as compared to $29,925,057 for the year ended December 31, 2020, an increase of $202,119 or 0.7%. The increase was primarily attributable to an increase in consulting fees of approximately $4,711,000, an increase in legal and professional fees of approximately $2,466,000, an increase in salary expenses of approximately $5,198,000, an increase in impairment on loans of approximately $3,971,000 and impairment goodwill of BotBrain of approximately $1,995,000, offset by a decrease in impairment loss of accounts and other receivables of approximately $20,149,000, as our analysis of new customer receivables in accordance with our credit loss modeling policy resulted in an expected credit loss significantly lower than that in 2020. The significant decrease in expected credit losses for the year ended December 31, 2021 was mainly due to the change in customer types. Beginning with the second quarter of 2021, most of our customers are conversion-based (meaning we collect payments from our customers when the customer’s advertisement results in the initiation of purchase for the product being advertised) advertising customers. Prior to that quarter, the majority of customers were impression-based (meaning we collect payments from our customers when the customer’s advertisement is displayed). Our LBS technology allowed us to enhance the effectiveness of our advertising services, resulting in an improved conversion rate and growth of new users. Consequently, we were able to reduce the collection period of accounts receivable during 2021. There were no changes in assumptions in our credit loss modeling policy from 2020 to 2021.

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

Income tax

We had an income tax benefit of $8,126,337 and $0 for the years ended 2021 and 2020, respectively. The benefit for 2021 represents a deferred tax credit arising from one of our subsidiaries as our management believes that the subsidiary will have future taxable income to absorb a portion of our net operating loss carry forwards. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $68,801,252, or $6.30 per ordinary share (basic and diluted), for the year ended December 31, 2021, compared to net loss attributable to owners of the Company of $39,865,640, or $5.40 per ordinary share (basic and diluted), for the year ended December 31, 2020, a change of $28,935,612 or 72.6%. Earnings Per Share is based on revised weighted average shares due to the March reverse stock split. Please see Note 16 to the consolidated financial statements.

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

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers. Term license fees and royalties are recognized over time throughout the contract period.

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

As of December 31, 2022 and 2021, the Company assessed the impairment of its long-lived assets and identified impairment indications. The Company determined that there was no impairment of long-lived assets.

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

In 2022, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $1,854,221 of BotBrain. In assessing potential impairment of the goodwill attributed to BotBrain, we noted the demand for corporate training was significantly reduced, market competition, particularly due to the larger players offering lower prices, severely eroded BotBrain’s market share, and the increased investment of the larger players as indicators of an impairment.

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

The impact of an uncertain income tax positions on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2022, 2021 and 2020, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

Please refer to Note 2 to the consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically have relied on cash flow provided by operations and financing to supplement our working capital. At December 31, 2022 and 2021, we had cash balances of approximately $1,264,881 and $16,795,263, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2021 to December 31, 2022:

			December 31, 2021 to December 31, 2022
	December 31, 2022	December 31, 2021	Change	Percentage Change
Working capital deficit:
Total current assets	$44,825,670	$57,726,014	$(12,900,344)	(22.3)%
Total current liabilities	94,831,612	101,708,506	(6,876,894)	(6.8)%
Working capital deficit:	$(50,005,942)	$(43,982,492)	$(6,023,450)	13.7%

Our working capital deficit increased by $6,023,450 to a working capital deficit of $50,005,942 at December 31, 2022 from working capital deficit of $43,982,492 at December 31, 2021. This increase in working capital deficit is primarily attributable to a decrease in cash of approximately $15,179,000, a decrease in accounts receivable, net of allowance for expected credit losses of approximately $6,520,000, a decrease in restricted cash of approximately $351,000, a decrease in notes receivable of approximately $599,000, an increase in amounts due to related parties of approximately $777,000, an increase in deferred revenue of approximately $492,000 and an increase in lease liability of approximately $219,000, offset by an increase in other receivables of approximately $9,744,000, a decrease in accrued liabilities and other payables of approximately $7,263,000and a decrease in accounts payable of approximately $1,101,000.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements. Please see Notes 2 and 16 to the consolidated financial statements.

Cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021

The following summarizes the key components of our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Net cash used in operating activities	$(17,870,525)	$(53,787,959)
Net cash used in investing activities	(934,197)	(78,396,485)
Net cash provided by financing activities	7,093,542	148,910,734
Effect of foreign exchange rate changes	(3,819,202)	(2,820)
Net (decrease) increase in cash	$(15,530,382)	$16,723,470

Net cash flow used in operating activities was $17,870,525 for the year ended December 31, 2022 as compared to net cash flow used in operating activities of $53,787,959 for the year ended December 31, 2021, a decrease of $35,917,434.

Net cash flow used in operating activities for the year ended December 31, 2022 primarily reflected our net loss of approximately $50,211,741, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $17,142,000, amortization of right-of-use assets of approximately $1,607,000, decrease in allowance for expected credit losses of approximately $223,000, share-based compensation expense of approximately $1,854,000, impairment of goodwill of approximately $1,854,000, impairment of Property, plant and equipments of approximately $163,000, change in deferred tax liability of approximately $3,950,000 and changes in operating assets and liabilities primarily consisting of an increase in other receivables and prepayment of approximately $923,000, a decrease in accounts payable of approximately $391,000, a decrease in lease liability of approximately $1,341,000, a decrease in accrued liabilities and other payables of approximately $9,458,000, offset by a decrease in accounts receivable of approximately $8,297,000, a decrease in notes receivable of approximately $561,000 and an increase in deferred revenue of approximately $682,000.

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

Net cash flow used in investing activities was $934,197 for the year ended December 31, 2022 as compared to net cash flow used in investing activities of $78,396,485 for the year ended December 31, 2021. During the year ended December 31, 2022, we made payment for the purchase of property, plant and equipment of approximately $425,000, purchase of other asset at a cost of approximately $726,000, offset by net cash inflow from acquisition of subsidiaries of approximately $217,000. During the year ended December 31, 2021, we made the remaining payment for the acquisition of Saleya as disclosed in the Form 6K filed on September 13, 2019 of approximately $67,957,000, investment of approximately $440,000, payment for the purchase of property, plant and equipment of approximately $1,542,000, purchase of other asset at a cost of approximately $4,151,000 and deposits for investments of approximately $6,436,000, offset by net cash inflow from acquisition of subsidiaries of approximately $2,129,000.

Net cash flow provided by financing activities was $7,093,542 for the year ended December 31, 2022 as compared to net cash flow provided by financing activities of $148,910,734 for the year ended December 31, 2021. During the year ended December 31, 2022, we received proceeds from the issuance of shares of approximately $7,420,000, offset by repaid advances from related parties of approximately $326,000During the year ended December 31, 2021, we received advances from related parties of approximately $1,091,000, additional capital investment from minority shareholders of approximately $378,000 and received proceeds from the issuance of shares of approximately $154,231,000, offset by dividends paid on preferred shares of approximately $666,000 and redemption of preferred shares of approximately $6,123,000.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities are contained in “Item 4. Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses”. In the years ended December 31, 2022, 2021 and 2020, we spent $49,873,652, $45,476,113 and $9,401,883, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

For information on our critical accounting estimates, please see “Operating Resulting- Critical Accounting Policies” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	54	Chief Executive Officer, Chairman and Director
Dongpu Zhang	54	President and Director
Baomin Li	53	Chief Technical Officer
Jie Yu	38	Chief Financial Officer
David Wei Tang (1)(2)(4)	57	Director
Jin Meng Bryan Yap (1)(3)(4)	59	Director
Yang Zhou(1)(2)(3)(4)	38	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Qualifies as “independent” based on NASDAQ listing rules.

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

Baomin Li serves as the chief technology officer of the Company since February 1, 2019. From 2017 to 2019, Mr. Li served at Amazon as Sr. Software Development Manager, in charge of Amazon’s advertising targeting systems, overseeing infrastructure, data ingestion& modeling, and targeting products utilizing comprehensive Amazon’s ecommerce data. Prior to Amazon, Mr. Li served as the chief technology officer at C Media Limited from 2016 to 2017. Mr. Li worked at CreditEase Inc. as VP of Engineering in the Big Data Innovation Center from 2014 to 2016, and at Google as Engineering Manager in advertising quality from 2013 to 2014. From 1999 to 2012, Mr. Li worked at Microsoft Corporation and lastly served as Senior Development Manager. Mr. Li graduated from Peking University with a Bachelor’s Degree in Mechanics and a Master’s Degree in Applied Mathematics, and from University of Missouri with a Master’s Degree in Computer Science.

Jie Yu served as the chief financial officer of C Media Limited from January 2018 until the consummation of the asset exchange transactions. From June 2016 to January 2018, Mr. Yu served as chief financial officer and secretary of the board of directors of MTI Environment Group Limited (“MTI”). Prior to joining MTI, Mr. Yu served as the senior manager at DA HUA CPA from November 2012 to May 2016. Previously, Mr. Yu served as the manager at Crowe Horwath (Hong Kong) CPA. Mr. Yu holds a bachelor degree in accounting and finance from University of Auckland and postgraduate diploma in accounting from University of Auckland.

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

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately $90,000 in cash compensation to our independent directors for serving on our board of directors.

In addition, during 2022, the Company issued nil ordinary shares to current independent directors as compensation for their services.

During 2022, the Company issued 1,500,000 preferred shares to CEO Mr. Song as compensation for his services.

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

D. EMPLOYEES.

As of December 31, 2022 and 2021, we had a total of 727 and 738 full-time employees, including 572 and 507 in research and development, 70 and 113 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E. SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2022, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2022. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2022 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 492,498,688 ordinary shares outstanding on December 31, 2022.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)	38,156,430	7.75%
Dongpu Zhang, President (2)	2,321,792	0.47%
Directors and executive officers as a group (7 persons)	45,089,163	9.89%

(1)	Consists of (i) 4,030,882 shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 22,624,793 shares owned directly by Bravo First Development Limited, a British Virgin Islands company. Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 1,000,000 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(2)	Consists of 2,321,792 shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

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

As of December 31, 2022 and 2021 had amounts due to related parties, Mr. Song, in the amounts of $0.9 million and $0.1 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

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

Not applicable (“N/A”)

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

Our memorandum of association and articles of association authorize the issuance of up to 525,795,182 shares, which are designated into (i) 500,000,000 ordinary shares of par value $0.01 each (“Ordinary Shares” and each an “Ordinary Share”), (ii) 2,500,000 preferred shares of par value $0.01 each (“Preferred Shares” and each a “Preferred Share”), (iii) 21,794,872 series A preferred shares of par value $0.01 each (“Series A Preferred Shares” and each a “Series A Preferred Share”) and (iv) 1,500,310 series B preferred shares of par value $0.01 each (“Series B Preferred Shares” and each a “Series B Preferred Share”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of our company.

The following is a summary of the material provisions of our shares and our memorandum of association and articles of association.

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

(b) Any Series B Preferred Share may, at the option of the holder thereof, be converted into fully-paid and non-assessable Ordinary Shares without any restrictions under the Securities Act of 1933, the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, our memorandum of association or any other contracts within the period from 9th month to 12th month after its issuance. The conversion ratio for Series B Preferred Shares to Ordinary Shares shall be 1:1.

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

Regulations on the Filing requirements for mainland China domestic companies listed overseas

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation.

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

Patents

The “Patent Law of the People’s Republic of China” promulgated by the Standing Committee of the National People’s Congress, adopted in 1985 and revised in 1992, 2001 and 2008, protects registered patents. The State Intellectual Property Office of PRC handles granting patent rights, providing for a twenty-year patent term for inventions and a ten-year patent term for utility models and designs. As we disclosed in Item 4, of this annual report on Form 20-F, through Luokung Technology, we have been granted 35 patents by the State Intellectual Property Office (“SIPO”) of PRC and therefore such invention is entitled to all the protections provided under the Patent Law for twenty years.

Computer Software Copyright and Administration

On December 20, 2001, the State Council of PRC issued the “Regulation for Computer Software Protection of the People’s Republic of China” (the “Regulation for Computer Software Protection”) which became effective on January 1, 2002 to protect the interests of copyright owners, to promote the research and application and to encourage the development of the Chinese software industry. Under the Regulation for Computer Software Protection, natural persons, legal persons or any other organizations shall have a copyright on the software developed by such persons no matter whether such software has been published. The protection period of software copyrights owned by the legal person or other organization is fifty years and expires on December 31 of the fiftieth year from the initial publication date of such computer software. Currently, Luokung Technology has 189 registration certificates for software copyrights.

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

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2022, we had a loan from Geely Technology which bears interest at a fixed rate of 8% per annum. If we borrow money with variable interest in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to a $2,204,206 gain and $58,700 loss for the fiscal years ended December 31, 2022 and 2021, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2022 at RMB 6.9646 to $1.00 as compared to RMB6.3757 to $1.00 at December 31, 2021-. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal years ended December 31, 2022 and 2021 were RMB 6.7261 and RMB6.4515 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2022 was 1.8% higher than that of the same period in 2021. China consumer price index in December 2021 was 9.1% higher than that of the same period in 2020. China consumer price index in December 2020 was 6.7% higher than that of the same period in 2019. China consumer price index in December 2019 was 2.6% higher than that of the same period in 2018.China consumer price index in December 2018 was 0.1% lower than that of the same period in 2017. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Management assessed our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2022 was not effective because of the following material weakness:

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

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by MSPC Certified Public Accountants and Advisors, A Professional Corporation, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on F-6 of this Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2022 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following is a summary of the fees billed to the Company by its principal independent registered accounting firm for professional services rendered for the years ended December 31, 2022 and 2021 (in US dollars):

	Year Ended December 31,
	2022		2021
Audit Fees	$		$
MSPC		440,000		430,000
Audit-Related Fees
MSPC		80,000		80,000
TOTAL		$520,000		$510,000

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

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

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

May 15, 2023

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luokung Technology Corp. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022 and 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2023, expressed an adverse opinion.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying financial statements, the Company has suffered recurring losses from operations and has net current liabilities of $50,005,942 as of December 31, 2022 that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regard these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

www.mspc.cpa
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

Valuation of Goodwill and Intangible Assets

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements, as of December 31, 2022, the Company’s goodwill and intangible assets were $80,294,407 and $87,659,719, respectively. As disclosed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment and intangible assets are tested for impairment when events and circumstances exist that indicate the carrying value of intangibles may not be recoverable.

Auditing management’s valuation of goodwill and intangible assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the reporting units for purpose of goodwill valuation and the undiscounted estimated future cash flows that are directly associated with and expected to arise from the use of such intangible assets of the reporting units. In particular, the fair value estimates of the reporting units were sensitive to changes in significant assumptions such as discount rates, revenue growth rates, operating margins, estimated spend on capital expenditures, terminal growth rates and selection of the weighted average cost of capital. The undiscounted estimated future cash flows for intangible assets of reporting units were sensitive to significant assumptions such as revenue growth rates, operating margins, estimated spend on capital expenditures. These assumptions are affected by expected future market or economic conditions.

How We Addressed the Matter in Our Audit

Our audit procedures related to valuation of goodwill and intangible assets to address this critical audit matter included the following, among others:

●	We obtained an understanding and evaluated the operating design effectiveness of controls over the Company’s goodwill and intangible assets valuation process.

●	We evaluated reasonableness of valuation methodologies and the significant assumptions and underlying data used by the Company, including forecasted revenue based on expected growth rate, new contracts,, new product launches and operating margins

Assessment of Realizability of Deferred Tax Assets

Critical Audit Matter Description

As discussed in Note 4 to the consolidated financial statements, the Company records a valuation allowance based on the assessment of the realizability of the Company’s deferred tax assets. For the year-ended December 31, 2022, the Company had deferred tax assets before valuation allowances of $25,506,592.

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

How We Addressed the Matter in Our Audit

Our audit procedures related to assessment of realizability of deferred tax assets to address this critical audit matter included the following, among others:

●	We evaluated the assumptions used by the Company to develop projections of future taxable income, including pre-tax income, by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. For example, we compared the projections of pre-tax income with the actual results of prior periods, as well as management’s consideration of current industry and economic trends.

●	We also compared the projections of future pre-tax income with other forecasted financial information prepared by the Company.

●	We reviewed management’s estimate of the realizability of the deferred tax asset for reasonableness.

Allowance for Expected Credit Losses

Critical Audit Matter Description

At December 31, 2022, the Company’s accounts receivable and other receivables were $28,383,755 and $49,048,118, respectively, and the allowances for expected credit loss reserve (“ECL”) related to the accounts receivable and other receivables balances were $21,100,189 and $14,546,581, respectively. As explained in Note 2 to the consolidated financial statements, the Company estimates its ECL primarily using an expected loss model that considers the likelihood of default and expected loss given default for an individual customer or other debtors.

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

May 15, 2023

We have served as the Company’s auditor since 2021

PCAOB ID : 717

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Luokung Technology Corp.’s and Subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Company personnel responsible for financial reporting lack sufficient US GAAP knowledge and the Company does not have a formal system of internal control that would provide management with reasonable assurance that the Company’s consolidated financial statements and related disclosures, including subsequent events, are complete and presented in accordance with US GAAP. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 15, 2023, on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows of the Company, and our report dated May 15, 2023, expressed an unqualified opinion.

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

www.mspc.cpa
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

May 15, 2023

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

How We Addressed the Matter in Our Audit

We obtained an understanding of controls over the Company’s quantitative goodwill and intangible assets impairment tests. For example, we tested the significant assumptions used to develop the estimate including forecasted revenue growth rates and profitability, discount rates and the completeness and accuracy of the data used in the calculations. To test the estimated fair value of the Company’s reporting units and intangible assets, we performed audit procedures that included, among others, assessing fair value methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we obtained contracts to support forecasted revenue, and we compared the significant assumptions used by management to current industry, market and economic trends, to historical results of the Company’s business and other guideline companies within the same industry and to other relevant factors. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units and intangible assets that would result from changes in the assumptions. We evaluated the independence, qualifications of, and the methodologies employed by, the third-party specialist engaged by the Company to assist in estimation of the fair value of goodwill and intangible assets.

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

PCAOB ID: 844

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash	$1,264,881	$16,443,929
Restricted cash	-	351,334
Accounts receivable, net of allowance for expected credit losses	7,283,566	13,803,367
Other receivables and prepayment	36,203,895	26,455,037
Notes receivable	73,328	672,347
Total current assets	44,825,670	57,726,014
Non-current assets:
Property and equipment, net	3,523,810	5,582,480
Intangible assets, net	87,659,719	102,885,017
Goodwill	80,294,407	81,770,963
Investment	426,923	438,647
Right-of-use assets	2,725,777	4,484,843
Deferred tax assets	327,730	-
Other assets	4,849,175	4,155,236
Other receivables, net (long term)	9,003,964	8,145,659
Total non-current assets	188,811,505	207,462,845
TOTAL ASSETS	233,637,175	265,188,859
Liabilities
Current liabilities:
Accounts payable	8,091,759	9,192,619
Accrued liabilities and other payables	82,095,458	89,358,279
Contract liabilities	2,066,634	1,575,067
Lease liabilities – current portion	1,665,410	1,446,823
Amounts due to related parties	912,351	135,718
Total current liabilities	94,831,612	101,708,506
Non-current liabilities:
Lease liabilities – non-current portion	1,148,526	3,064,357
Accrued liabilities and other payables	3,347,540	3,666,995
Deferred tax liabilities	-	2,900,999
Total non- current liabilities	4,496,066	9,632,351
TOTAL LIABILITIES	99,327,678	111,340,857

Commitments and contingencies

Mezzanine equity
Redeemable preferred shares, $ 0.01 par value, 21,794,872 shares authorized, issued and outstanding at December 31, 2022 and 2021	10,204,326	10,204,326

Shareholders’ Equity

Share capital
Preferred shares, $0.01 par value; 2,500,000 shares authorized, issued and outstanding at December 31, 2022; 1,000,000 shares authorized, issued and outstanding at December 31, 2021	25,000	10,000
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 492,498,688 and 385,542,224 shares issued and outstanding at December 31, 2022 and 2021	4,924,987	3,855,422
Additional paid-in capital	343,901,804	316,322,976
Accumulated deficit	(235,249,958)	(182,710,276)
Accumulated other comprehensive income (loss)	542,969	(1,592,762)

Total equity attributable to owners of the company	114,144,802	135,885,360
Non-controlling interest	9,960,369	7,758,316

Total Shareholders’ Equity	124,105,171	143,643,676

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$233,637,175	$265,188,859

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2021	2020
Revenues	$93,593,186	$145,067,965	$18,263,788
Less: Cost of revenues	77,941,665	129,026,086	17,479,479
Less: Operating expenses:
Selling and marketing	5,656,184	6,057,161	1,708,222
General and administrative	20,663,654	30,127,176	29,925,057
Research and development	49,873,652	45,476,113	9,401,883
Total operating expenses	76,193,490	81,660,450	41,035,162
Loss from operations	(60,541,969)	(65,618,571)	(40,250,853)
Other (expense) income:
Interest expense	(3,363,106)	(4,122,434)	(3,625,748)
Foreign exchange (losses) gains, net	(294,750)	(70,776)	2,078,714
Gain from investment	9,100	-	-
Other income, net	10,037,660	214,459	1,740,922
Total other income (expense), net	6,388,904	(3,978,751)	193,888
Loss before income taxes	(54,153,065)	(69,597,322)	(40,056,965)
Income tax benefit	3,941,324	8,126,337	-
Net loss	$(50,211,741)	$(61,470,985)	$(40,056,965)
Less: Net (income) loss attributable to non-controlling interest	(2,327,941)	(7,330,267)	191,325
Net loss attributable to owners of the Company	$(52,539,682)	$(68,801,252)	$(39,865,640)
Comprehensive loss:
Net loss	(50,211,741)	(61,470,985)	(40,056,965)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,204,206	(58,700)	(2,937,074)
Comprehensive loss	$(48,007,535)	$(61,529,685)	$(42,994,039)
Less: Comprehensive (loss) income attributable to the non-controlling interest	(68,475)	(10,084)	41,022
Comprehensive loss attributable to owners of the Company	$(48,076,010)	$(61,539,769)	$(42,953,017)

Net loss per ordinary share:
Basic and Diluted	$(3.72)	$(6.30)	$(5.40)

Weighted average number of ordinary shares outstanding: Basic and Diluted	14,122,993	11,163,577	7,399,468

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	Equity
Balance as of December 31, 2019	209,081,533	$2,090,816	22,794,872	$227,949	$124,092,191	$(73,376,872)	$1,372,074	$(433,155)	$53,973,003

Issuance of ordinary shares	28,898,849	288,989	-	-	33,518,112	-	-	-	33,807,101

Issuance of preferred shares	-	-	1,500,310	15,003	6,123,201	-	-	-	6,138,204

Transfer of redeemable preferred shares to mezzanine equity	-	-	(21,794,872)	(217,949)	(9,986,377)	-	-	-	(10,204,326)

Net loss	-	-	-	-	-	(39,865,640)	-	(191,325)	(40,056,965)

Acquisition of subsidiaries	1,789,618	17,896	-	-	1,020,082	-	-	731,858	1,769,836

Foreign currency translation adjustment	-	-	-	-	-	-	(2,896,052)	(41,022)	(2,937,074)

Balance as of December 31, 2020	239,770,000	$2,397,701	2,500,310	$25,003	$154,767,209	$(113,242,512)	$(1,523,978)	$66,356	$42,489,779

Issuance of ordinary shares	138,660,796	1,386,607	-	-	174,032,100	-	-	-	175,418,707

Redemption of preferred shares	-	-	(1,500,310)	(15,003)	(6,123,201)	-	-	-	(6,138,204)

Dividends of Preferred Shares	-	-	-	-	-	(666,512)	-	-	(666,512)

Net loss	-	-	-	-	-	(68,801,252)	-	7,330,267	(61,470,985)

Acquisition of subsidiaries	7,111,428	71,114	-	-	(6,353,132)	-	-	(10,966)	(6,292,984)

Contribution								362,575	362,575

Foreign currency translation adjustment	-	-	-	-	-	-	(68,784)	10,084	(58,700)

Balance as of December 31, 2021	385,542,224	$3,855,422	1,000,000	$10,000	$316,322,976	$(182,710,276)	$(1,592,762)	$7,758,316	$143,643,676

Issuance of ordinary shares	106,956,464	1,069,565	-	-	27,286,328	-	-	-	28,355,893

Issuance of preferred shares			1,500,000	15,000	292,500				307,500

Net loss	-	-	-	-	-	(52,539,682)	-	2,327,941	(50,211,741)

Acquisition of subsidiaries	-	-	-	-	-	-	-	(194,363)	(194,363)

Foreign currency translation adjustment	-	-	-	-	-	-	2,135,731	68,475	2,204,206
Balance as of December 31, 2022	492,498,688	$4,924,987	2,500,000	$25,000	$343,901,804	$(235,249,958)	$542,969	$9,960,369	$124,105,171

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(50,211,741)	$(61,470,985)	$(40,056,965)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	17,142,292	13,432,153	5,597,137
Amortization of right-of-use assets	1,607,244	1,148,071	408,843
Exchange difference	-	70,777	(2,019,441)
Loss on disposal of property and equipment	-	107,495	13,663
Allowance for expected credit losses	(222,967)	5,249,448	17,005,297
Share-based compensation expense	18,342,333	21,186,441	4,804,378
Gain on derecognition of lease	-	-	(65,479)
Write-off of accounts and other payables	-	(1,355)	(169,886)
Impairment of goodwill	1,854,221	1,994,986	3,619,968
Impairment of property and equipment	162,544	-	-
Loss on disposal of a subsidiary	-	-	126,373
Deferred income taxes	(3,950,202)	(8,222,748)	-
Changes in assets and liabilities:
Accounts receivable	8,296,578	(8,003,940)	(1,830,920)
Notes receivable	561,392	(664,448)	-
Other receivables and prepayment	(922,812)	(23,049,706)	(10,355,091)
Accounts payable	(390,793)	100,905	1,078,131
Accrued liabilities and other payables	(9,457,741)	4,547,481	7,936,699
Contract liabilities	682,211	702,595	(1,483,240)
Lease liability	(1,341,431)	(997,298)	(433,275)
Tax payable	(16,685)	(1,126)	-
Inventories	(4,968)	83,295	-
Net cash used in operating activities	(17,870,525)	(53,787,959)	(15,823,808)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(424,872)	(1,541,831)	(33,974)
Purchase of other assets	(725,966)	(4,150,786)	-
Partial payment made for acquisition of a subsidiary	-	(67,957,424)	(18,743,810)
Disposal of subsidiary	-	-	(126,374)
Purchase of investments	-	(439,502)	(188,403)
Deposit for investments	-	(6,435,734)	(289,851)
Proceeds from disposal of property and equipment	-	155	-
Business acquisitions, net of cash acquired	216,641	2,128,637	1,016
Net cash used in investing activities	(934,197)	(78,396,485)	(19,381,396)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment to) Advances from related parties	(326,458)	1,090,770	(82,829)
Additional capital investment from minority shareholders	-	378,207	-
Payment of preferred stock dividends	-	(666,512)	-
Redemption of preferred stock	-	(6,123,201)	-
Proceeds from issuance of debt	-	-	21,738,815
Proceeds from issuance of shares	7,420,000	154,231,470	9,882,432
Net cash provided by financing activities	7,093,542	148,910,734	31,538,418

Effect of foreign exchange rate changes	(3,819,202)	(2,820)	42,892

Net (decrease) increase in cash	(15,530,382)	16,723,470	(3,623,894)
Cash at beginning of the year	16,795,263	71,793	3,695,687

Cash at end of the year	$1,264,881	$16,795,263	$71,793

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	(1,341,431)	(997,298)	(433,275)
Interest paid	-	119,814	3,504
Income taxes paid	-	-	-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	1,264,881	16,443,929	71,793
Restricted cash	-	351,334	-
Total cash, and restricted cash	$1,264,881	16,795,263	71,793
Non- cash investing and financing transaction:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-	889,403
Share-based compensation expense	18,034,833	21,186,441	4,804,378

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

On August 28, 2019, the Company entered into a Share Purchase Agreement, pursuant to which the Company will acquire 100% of the equity interests of Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. On March 17, 2021, the Company completed the acquisition of its 100% equity interest in Saleya for a consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to a supplemental agreement dated February 24, 2021. The main operating subsidiary, eMapgo Technologies (Beijing) Co., Ltd. is a provider of navigation and electronic map services in China, as well as a provider of Internet map services and geographic information system engineering. The acquisition enables us to develop our smart transportation business, including autonomous driving and vehicle-road collaboration (V2X). From April 2021 to December 2021, Saleya contributed $9.1 million to smart transportation revenue and incurred a net loss of $4.5 million.

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

As of December 31, 2022, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar-3- 11	BVI	100%
Dream Beyond Global Limited	Dec-12- 18	BVI	100%
Superengine Holding Limited	Jun-14- 18	BVI	100%
Saleya Holding Limited(1)	Apr-6- 06	BVI	100%
MMB Limited	Apr-11- 13	Hong Kong	100%
Mobile Media (China) Limited	Nov-6- 07	Hong Kong	100%
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.	Feb-1- 13	PRC	100%
Shenzhen Luokung Technology Co., Ltd.	Dec-23- 10	PRC	100%
Yunnan Luokung Technology Co., Ltd.	Jul-7- 21	PRC	100%
DMG Infotech Co., Ltd(1)	Oct-20- 06	PRC	100%
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd. (“Zhong Chuan Rui You”)	May-26- 11	PRC	100%
Huoerguosi Luokung Information and Technology Co., Ltd.	Jul-19- 17	PRC	100%
Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd.	Nov-26- 04	PRC	100%
Shanghai PICO AI Technology Co., Ltd.	Jul-23- 21	PRC	100%
Luokung Zhitong Technology Co., Ltd.	May-18- 20	PRC	51%
Beijing Yuanli Anda Technology Co., Ltd.	Jun-13- 18	PRC	51%
Beijing Wave Function Culture Development Co., Ltd (“Wave Function”) (2)	Mar-30- 21	PRC	41%
Yunnan Wave Function Technology Co., Ltd (2)	Jul-22- 21	PRC	41%
BOTBRAIN AI LIMITED	May-22- 19	BVI	67.36%
BOTBRAIN LIMITED	Sep-10- 19	Hong Kong	67.36%
Beijing BotBrain AI Information Technology Ltd.	Jan-14- 20	PRC	67.36%
Nanjing BotBrain AI Technology Co., Ltd.	Mar-6- 19	PRC	43.78%
Beijing GWIN Digital Technology Co., Ltd.	Jun-17- 21	PRC	70%
Luokung Remote Sensing Technology Co., Ltd.	Oct-25- 21	PRC	75%
Yunnan eMapgo Technologies Co., Ltd.	May-10-22	PRC	100%
Beijing BotAiot Intelligence Co., Ltd.	Mar-9-22	PRC	34.35%
Wave Function Big Data (Yunnan) Co., Ltd.(2)	Feb-17-22	PRC	41%
Beijing Luokung Zhishang Cateing Management Co., Ltd.	Mar-16-22	PRC	100%
Pinkong Partner Ltd.	Jun-24-21	BVI	75%
PICO AI Ltd.	Jul-14-21	BVI	75%
PICO AI HongKong Limited	Jul-20-21	Hong Kong	75%
PicoAI US Inc.	Aug-26-21	U.S.A	52.5%

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Contractual Control:
Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”)	Apr-2- 04	PRC	100%
Anhui Superengine Intelligent Technology co., Ltd	Oct-26- 17	PRC	100%
SuperEngine (Hainan) Technology Development Co., Ltd.	Aug-20- 20	PRC	100%
Luokung Datong Data Technology Co., Ltd.	Aug-27- 20	PRC	75%
VIEs:
Beijing Zhong Chuan Shi Xun Technology Co., Ltd. (“Zhong Chuan Shi Xun”)	May-17- 04	PRC	100%
Beijing BotBrain AI Technology Co., Ltd. (“Beijing BotBrain”)	Jan-18- 16	PRC	67.36%
eMapgo Technologies (Beijing) Co., Ltd. (1) (“EMG”)	Mar-12- 04	PRC	100%

(1)	Acquired on March 17, 2021
(2)	Luokung entered into a formal agreement with a 10% shareholder and agreed to control these entities through the cooperation of a 10% shareholder who votes consistent with the Company’s wishes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Going concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses for the past three years and as of December 31, 2022, net current liabilities of the Company amounted to $50,005,942. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to meet its cash requirements for the 12 months after the issuance date of this report through a combination of debt and equity financing. On March 27, 2023, signed a shares subscription agreement with a strategic investor, CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED, pursuant to which the Company agreed to issue a total of 5,469,019 restricted ordinary shares for an aggregate of $220 million of investment. The closing of the investment is in two tranches. The first tranche of $22 million is expected be within 30 working days from the date of the Share Subscription Agreement, and the remaining $198 million is expected to be within 60 days thereafter.

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

To comply with the PRC legal restrictions on foreign ownership, the Company operates such restricted services in the PRC through certain PRC domestic companies, whose nominal equity interests are held by certain management members or founders of the Company or certain other third parties. Part of the registered capital of these PRC domestic companies was funded by certain management members, or founders of the Company or certain other third parties. The Company has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members, founders, or certain other third parties, including equity interest pledge agreements of the nominal equity interests held by those management members, founders or certain other third parties in these PRC domestic companies, and exclusive option agreements to acquire such nominal equity interests in these PRC domestic companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Company’s significant consolidated VIEs, namely Zhong Chuan Shi Xun, Beijing BotBrain and EMG are set forth below:

(i)	Contracts that give the Company effective control of VIEs

Exclusive option agreements

Each VIE equity holder has granted the WFOEs exclusive call options to purchase the nominal equity interest in the VIEs at an exercise price equal to (i) with regard to Zhong Chuan Shi Xun, the minimum price as permitted by applicable PRC laws, or (ii) with regard to Beijing BotBrain, RMB10 in aggregate, or if appraisal is required as requested by relevant PRC laws, the price as determined by the relevant parties, or (iii) with regard to EMG, RMB 1 in aggregate or other price as determined by the relevant parties, provided that if required by relevant PRC laws, the minimum price as permitted by PRC laws shall apply. The WFOEs may designate another entity or individual to purchase the nominal equity interests, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the nominal equity interests pursuant to the call option. The VIEs shall not declare any dividend or other distribution to its equity holders unless with the approval of the WFOEs. With regard to Zhong Chuan Shi Xun and Beijing BotBrain, the exclusive call option agreements remain in effect for ten (10) years and may be renewed at the election of the WFOEs. With regard to EMG, the exclusive call option agreement shall remain in effect until all nominal equity interest under the call option has been transferred to the WFOE or its designated entity or individual.

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

As for EMG, pursuant to the relevant equity pledge agreement, the relevant VIE equity holder has pledged all of its nominal equity interest in the VIE as a continuing first priority security interest in favor of the corresponding WFOE to secure the performance of obligations by the VIE as set forth in the relevant exclusive option agreement, proxy agreement, the equity pledge agreement and the VIE’s obligation to repay the secured indebtedness. The VIE equity holder shall not be entitled to receive any dividend associated with its nominal equity interest without the approval of the WFOE, and the dividend received by the VIE equity holder shall be deposited in the account designated by the WFOE and subject to the supervision of the WFOE. In the event of any breach or default, the WFOE shall be entitled to all rights to relief, including but not limited to disposing the nominal equity interest held by the VIE equity holder. The equity pledge agreement shall remain in force until and unless the obligations of the VIE equity holder to the WFOE under the exclusive option agreement, proxy agreement, the equity pledge agreement have been fulfilled or all the secured indebtedness has been paid off.

Power of Attorney.

As for Zhong Chuan Shi Xun and Beijing BotBrain, pursuant to the relevant power of attorney, each of the relevant VIE equity holders irrevocably appoints the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interests in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney shall remain effective as long as such VIE equity holder remains as a shareholder of Zhong Chuan Shi Xun or Beijing BotBrain.

As for EMG, pursuant to the relevant power of attorney, the relevant VIE equity holder irrevocably appoints certain the person designated by the corresponding WFOE as its attorney-in-fact to exercise on its behalf any and all rights that such equity holder has in respect of its nominal equity interest in the relevant VIE conferred by relevant laws and regulations and the articles of associate of such VIE. The power of attorney of EMG shall remain effective until March 11, 2044, and will be renewed automatically for another ten (10) years unless the parties to the power of attorney agree otherwise.

(ii)	Contracts that enable the Company to receive the economic benefits from the VIEs

Exclusive business cooperation agreements

As for Zhong Chuan Shi Xun, Beijing BotBrain and EMG, each relevant VIE has entered into an exclusive business services agreement with the corresponding WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, (i) Zhong Chuan Shi Xun pays a service fee to the corresponding WFOE which shall be no less than 80% of Zhong Chuan Shi Xun’s after-tax profits; (ii) Beijing BotBrain pays a service fee to the corresponding WFOE which shall be reasonably determined by such WFOE based on certain factors; (iii) EMG pays a service fee to the corresponding WFOE which shall be 20% of EMG’s annual income. Luokung exercises control over the VIEs through a Call Option Agreement, an Equity Pledge Agreement, an Exclusive Business Cooperation Agreement and a Proxy Agreement. The amount of service fees to be paid by EMG and BotBrain shall be determined solely by the WFOE or as mutually agreed by the WFOE and the VIEs. Based on the control Luokung exercises through the agreements and based on its ability to determine the fees paid by EMG and BotBrain, Luokung is considered the primary beneficiary of the VIEs. There is no fixed payment schedule in settling the amounts due from the VIEs. Payments are made based on the cash position of the VIEs.

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

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the consolidated VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Company has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Company’s own business objectives in the future. On March 29, 2022, the Company entered a SPA with the shareholders of iTraffic and its operating affiliate Hongda Jiutong, per the SPA, the Company will purchase 100% of the ownership of iTraffic. The Company didn’t consolidate iTraffic as control of that company will not be effective until the full closing of the share acquisition, which is still pending as of the date of issuance of this report. The investment is carried at cost and assessed for impairment when there are indications that the fair value does not exceed the carrying value.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for expected credit losses, the useful lives of property and equipment and intangible assets, valuation allowance for deferred tax assets, and impairment of long-lived assets and goodwill and the fair value of assets acquired and liabilities assumed in business combinations. Actual results could differ from those estimates.

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

Cash and cash equivalents

Cash primarily consists of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2022 and 2021, the Company has no cash equivalents.

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

In 2022 and 2021, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $1,854,221 and $1,994,986 of BotBrain for the year ended December 31, 2022 and 2021.

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

As of December 31, 2022 and 2021, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $nil, $nil and $nil for the years ended 2022, 2021 and 2020, respectively.

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

Internet LBS and related smart industry advertising

Advertising services  LBS Business

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

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers. Term license fees and royalties are recognized over time throughout the contract period.

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

Contract liabilities represent prepayments from customers and are recognized as revenue when the services are rendered.

The following table shows the amount of revenue recognized that was included in contract liabilities as at December 31, 2021 and 2022:

Revenue recognised in 2021	$(787,181)
Increase in contract liabilities	1,698,739
Exchange difference	5,967
December 31, 2021	1,575,067

Revenue recognised in 2022	(389,238)
Increase in contract liabilities	1,036,139
Exchange difference	(155,334)
December 31, 2022	$2,066,634

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line for the years ended December 31, 2022, 2021 and 2020.

	Fiscal Year Ended December 31,
	2022	2021	2020
	(dollars in thousands)
Revenues
Advertising	$81,008	$131,423	$17,895
Software and services	508	4,545	369
Smart transportation	12,077	9,100	-

Total revenues	$93,593	$145,068	$18,264

Advertising	86.6%	90.6%	98.0%
Software and services	0.5%	3.1%	2.0%
Smart transportation	12.9%	6.3	-

Total	100.0%	100.0%	100.0%

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

Basic net loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares, ordinary shares equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive ordinary shares consist of the ordinary shares issuable upon the exercise of ordinary shares warrants (using the treasury stock method). Ordinary shares equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. 7,803,132 and 32,905,298 shares that would be issued upon exercise of the warrants in 2022 and 2021, respectively, are not included in EPS as their exercise would be anti-dilutive. The following is a table of basic and diluted net loss per share:

	Year Ended December 31,
	2022	2021	2020
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary shares	$(52,539,682)	$(68,801,252)	$(39,865,640)
Weighted average ordinary stock outstanding - basic and diluted	14,122,993	11,163,577	7,399,468
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(3.72)	$(6.30)	$(5.40)
EPS for 2022 and 2021 reflects the 30:1 share combination of March 22, 2023. Please see Note 16.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2022, 2021 and 2020, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2022, 2021 and 2020. All the Company’s customers and virtually all of its assets are located in the PRC, therefore, no geographical segment information is presented.

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

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2022, 2021 and 2020, advertising costs amounted to $58,075, $915,203 and $133,634, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2022, 2021 and 2020 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, accounts receivable and other receivables. While the cash maintained in banks in China is uninsured, these financial institutions all have high credit and quality ratings in China. For the year ended December 31, 2022, three customers accounted for 53.0% of total revenue. For the year ended December 31, 2021, two customers accounted for 32% of total revenue. For the year ended December 31, 2020, three customers accounted for 40.4% of total revenue. At December 31, 2022 and 2021, the Company had credit risk exposure of uninured cash in banks of $1,264,881 and $16,795,263, respectively. The Company does not require collateral to support financial instruments that are subject to credit risk

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2022	2021	2020
A	25%	-	-
B	16%	-	-
C	12%	-	-
D	-	-	21%
E	-	-	10%
F	-	-	10%
G	-	18%	-
H	-	13%	-

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2022	2021
I	-	18%
J	-	18%
K	-	19%
L	21%	-
M	33%	-

Recent accounting pronouncements

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

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings (“TDR”) and Vintage Disclosures (“ASU 2022-02”). ASU 2022-02 eliminates the TDR recognition and measurement guidance, enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For entities that have not yet adopted ASU 2016-13, the ASU is effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity’s adoption of ASU 2016-13. This ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2022 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

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

LKCO& SALEYA

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

NOTE 4 – INCOME TAX

At December 31, 2022, the Company had unused net operating loss carryforwards of approximately $131,835,099 for income tax purposes, which expire between 2023 and 2027. At December 31, 2022, 2021 and 2020, these net operating losses carryforwards may result in future income tax benefits of $25,506,592, $21,953,981 and $10,974,429, respectively.

Valuation allowances provided against the deferred tax assets are mainly related to the net operating loss carry forwards, as the Company’s management believes that only a portion of the deferred tax benefit is more likely than not to be realized based on the Company’s forecasts of future taxable income. The amount of the valuation allowance as of December 31, 2022 and 2021 was $16,007,067 and $14,570,809, respectively. In making such determination, the Company considered factors including future taxable income as a result of the business development exclusive of reversing temporary differences and tax loss carry forwards per the Company’s projections.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
	2022	2021
Deferred tax liabilities arising from acquisitions of subsidiaries	$(9,171,795)	$(10,284,171)
Deferred tax asset
Net operating loss carryforward	25,506,592	21,953,981
Valuation allowance	(16,007,067)	(14,570,809)
Net deferred tax asset	9,499,525	7,383,172

Movement of valuation allowance

	December 31, 2022	December 31, 2021
At the beginning of the year	$14,570,809	$10,974,429
Acquisition of subsidiary	-	4,489,762
Current year addition	4,549,975	7,993,933
Expired	(134,802)	(1,673,664)
Exchange difference	(2,048,140)	381,779
Over provided in last year	1,185,578	(212,258)
Recognized during the year	(2,116,353)	(7,383,172)
At the end of the year	16,007,067	14,570,809

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2022, 2021 and 2020. Five of our subsidiaries qualify as high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until July 15, 2022 to November 18, 2025, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2022, 2021 and 2020.

A reconciliation of the income tax benefit to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
Loss before income taxes	$(54,153,065)	$(69,597,322)	$(40,056,965)

Tax loss at the PRC statutory tax rate of 25%	13,538,266	17,399,330	(9,611,948)
Taxable items	(3,532,743)	-	-
Deductible items	3,470,728	-	-
Non-deductible items	-	(20,201,962)	7,353,006
Non-taxable items	-	19,124,786	(853,004)
Change in valuation allowance	(1,957,164)	(697,508)	1,764,787
Effect of different tax rates in other jurisdictions	(5,588,499)	(8,043,850)	178,444
Effect of 15% preferential rate for certain PRC subsidiaries	(1,989,264)	545,541	1,168,715
Income tax benefit	3,941,324	8,126,337	-

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2022 and 2021, accounts receivable consisted of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$28,383,755	$38,138,683
Less: allowance for expected credit losses	(21,100,189)	(24,335,316)
	$7,283,566	$13,803,367

During the years ended December 31, 2022, 2021 and 2020, allowance for expected credit losses (recovery) amounted to $(1,167,837), $235,464 and $7,866,302 respectively and was recorded in general and administrative expenses.

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2022 and 2021, other receivables and prepayment consisted of the following:

	December 31, 2022	December 31, 2021
Current
Advances to suppliers	$1,534,605	$1,198,006
VAT recoverable (1)	1,378,449	862,488
Advances to business partners(2)	34,499,312	25,537,541
Others(3)	5,953,078	159,839
Other receivable from investors	6,715,893	5,361,360
	50,081,337	33,119,234
Less: allowance for expected credit losses	(13,877,442)	(6,664,197)
	$36,203,895	$26,455,037
Non-current
Loans to employees	228,274	22,104
Deposit for equity investment (4)	8,700,000	6,435,734
Loan to minority shareholders (5)	673,247	7,861,502
Other	71,582	458,482
	9,673,103	14,777,822
Less: allowance for expected credit losses	(669,139)	(6,632,163)
	$9,003,964	8,145,659

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

(2)	Business partners mostly include suppliers. As of December 31, 2022, the advance to a third party business partner is unsecured, is repayable before December 31, 2023.

(3)	Others mainly consist of partial consideration of share based payments amounting to $2,502,000 and loan to certain non-controlling shareholders of BotBrain amounting to $679,254.

(4)

In 2022 and 2021, deposit for equity investment represents an intended investment in 100% equity interest of Dinoplus Ai Holdings Limited, 100% equity interest of PICOAI US INC, which was consolidated in 2022 and 1.364% equity interest of Beyond Net Service Limited. The investments are carried at cost and assessed for impairment when there are indications that the fair value does not exceed the carrying value.

(5)	The minority shareholders pledged their shares in LKCO for the interest-free loans which are repayable in 2023.

During the years ended December 31, 2022, 2021 and 2020, allowance for expected credit losses amounted to $1,697,978, $5,013,984 and $9,138,995, respectively and was recorded in general and administrative expenses.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2022 and 2021, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2022	2021
Wi-Fi equipment	3 Years	$-	$3,429,541
Vehicles	5 Years	386,255	370,831
Office and other equipment	3 – 5 Years	6,251,261	6,471,712
		6,637,516	10,272,084
Less: accumulated depreciation and impairment		-3,113,706)	(4,689,604)
		$3,523,810	$5,582,480

For the years ended December 31, 2022, 2021 and 2020, depreciation expense amounted to $1,905,226, $756,464 and $140,001, respectively, of which $990,818, $40,485 and $nil, respectively, was included in cost of revenue, and $33.421 $12,735 and $6,360, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense and research and development expenses.

The Company recognized an impairment loss on property and equipment of $162,544, $nil and $nil for the years ended December 31, 2022, 2021 and 2020, respectively, for idled Wi-Fi equipment.

NOTE 8 – INTANGIBLE ASSETS, NET

	As of December 31, 2022
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$276,249	$(224,608)	$51,641
Copyright	847,181	(169,436)	677,745
Trademarks	21,143,485	(4,711,018)	16,432,467
Customer relationship	1,044,928	(182,861)	862,067
Technology	51,783,276	(12,945,821)	38,837,455
Patents	54,564,831	(23,766,487)	30,798,344
	$129,659,950	$(42,000,231)	$87,659,719

	As of December 31, 2021
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$288,964	$(210,358)	$78,606
Copyright	847,181	(84,718)	762,463
Trademarks	21,256,665	(2,832,381)	18,424,284
Customer Relationship	1,044,928	(78,372)	966,556
Technology	51,783,276	(5,548,208)	46,235,068
Patents	54,610,445	(18,192,405)	36,418,040
	$129,831,459	$(26,946,440)	$102,885,017

Amortization expense of intangible assets was $15,237,066, $12,675,687 and $5,457,136 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,
2023	$14,985,735
2024	14,985,735
2025	14,985,735
2026	14,985,735
2027	14,985,735
Thereafter	12,731,044
$87,659,719

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

On December 4, 2020, the Company acquired a 67.36% equity interest in BoBtrain for a consideration of $2.5 million (RMB 16.4 million). BotBrain is primarily engaged in smart learning. The fair value of the identifiable net assets of BotBrain was negative $607,120 and goodwill of $3,849,207 was recorded.

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

	December 31,	December 31,
	2022	2021
Gross carrying value of goodwill
Zhong Chuan Rui You	$7,239,936	$7,239,936
Superengine	4,488,664	4,488,664
BotBrain	3,849,207	3,849,207
Saleya	71,808,110	71,808,110
PICO	377,665	-
Less: impairment
Zhong Chuan Rui You	(3,619,968)	(3,619,968)
Superengine	-	-
BotBrain	(3,849,207)	(1,994,986)
Saleya	-	-

Net carrying value of goodwill
Zhong Chuan Rui You	3,619,968	3,619,968
Superengine	4,488,664	4,488,664
BotBrain	-	1,854,221
Saleya	71,808,110	71,808,110
PICO	377,665	-
	$80,294,407	$81,770,963

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

In assessing potential impairment of the goodwill attributed to BotBrain, we noted the demand for corporate training was significantly reduced, market competition, particularly due to the larger players offering lower prices, severely eroded Botbrain’s market share, and the increased investment of the larger players as indicators of an impairment. As a result of these indicators, we estimated the fair value of the reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $1,854,221 non-cash impairment loss in general and administrative expenses during the year ended December 31, 2022.

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2022 and 2021, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2022	2021
Current
Accrued payroll	$11,537,461	$3,696,307
VAT payable	3,677,364	3,111,259
Individual tax payable	93,206	111,147
Other loans (1)	51,440,650	54,852,359
Advertising payable (2)	8,080,476	18,530,235
Other payable	7,266,301	9,056,972
	$82,095,458	$89,358,279

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

Since the preferred stock may be redeemed at the option of the holder, the redeemable preferred stock has been classified as mezzanine equity and recognized at the amount of the proceeds on the date of issuance less the fair value of the loan portion of $32.9 million. The Company used share price on the issuance date as a reference to determine the fair value of the loan portion.

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

NOTE 11 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2022 and 2021, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2022	2021
Mr. Song (1)	$912,351	$135,718

(1)	The Company’s CEO and Chairman

Amounts due to related parties are non-interest bearing, unsecured and payable on demand.

NOTE 12 – OPERATING LEASE

In accordance with ASC 842, the Company measured and recognized a right of use asset of $2,725,777 and $4,484,843 and lease liability of $2,813,936 and $4,511,180, respectively, as of December 31, 2022 and 2021.

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

	December 31, 2022	December 31, 2021
Lease cost
Operating lease cost	$1,607,245	$1,227,115
Short term lease	790,440	378,763
Total lease cost	$2,397,685	$1,605,878

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,397,685	$1,605,878
Right-of-use assets obtained in exchange for new operating lease liabilities	Nil	Nil
Weighted-average remaining lease term - operating lease	20 months	32 months
Weighted-average discount rate - operating lease	6.75%	6.75%

As of December 31, 2022, future minimum lease payments on operating leases were as follows:

December 31, 2022
Maturity of lease liabilities
2023	$2,722,721
2024	1,104,558
2025	65,492
Total minimum lease payments	$3,892,771
Short term lease	(790,440)
Imputed interest	(288,395)
Present value of minimum lease payments	$2,813,936
Less: classified as current liabilities	(1,665,410)
Non-current liabilities	$1,148,526

NOTE 13 – SHARE CAPITAL

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

The following summarizes warrant transactions related to registered direct offerings in 2022 and 2021:

	2022		2021
	Warrants	Weighted average exercise price $	Warrants	Weighted average exercise price $
Warrants outstanding at beginning of year	1,096,843	48.00
Granted	6,706,289	1.68	46,631,828	1.41
Exercised			13,726,530	0.94
Forfeited	-	-	-	-
Warrants outstanding at end of year	7,803,132	8.19	32,905,298	1.60

Exercisable at end of year	7,803,132	8.19	32,905,298	1.60

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

In September of 2021, the Company issued 7,925,000 ordinary shares to employees for their services for year 2021 and 2022 under the 2018 omnibus equity plan and stock-based compensation expense of $4,184,175 was recognized in 2021 and $5,919,775 was recognized in 2022 based on the trading price on the date the shares were issued.

 During the year 2022, the Company issued 74,289,797 ordinary shares in total for professional fees and development costs, and $16,325,559 of expense has been recognized based on the trading price on the date the shares were issued.

On July 26, 2022, the Company entered into another securities purchase agreement with certain institutional investors for a registered direct offering of approximately $8 million of ordinary shares at a price of $0.30 per share. On July 29, 2022, the offering was closed and the Company received net proceeds of approximately $7.42 million. The Company issued a total of 26,666,667 ordinary shares to the institutional investors. As part of the transaction, the Company also issued to the investors warrants for the purchase of up to 26,666,667 ordinary shares at an exercise price of $0.41 per share for a term of three years from the date of issuance.

On March 29, 2022, the Company issued 6,000,000 shares of its ordinary shares as partial payment for the purchase price of RMB12,156,200 (equivalent to approximately $ 1,745,427) for 100% the equity interest of Hongda Jiutong.

As of December 31, 2022 and 2021, we had 492,498,688 and 385,542,224 ordinary shares issued and outstanding.

As of December 31, 2022 and 2021, we had 2,500,000 and 1,000,000 Preferred Shares and Series A Preferred Shares issued and outstanding.

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

NOTE 14 – RETIREMENT AND WELFARE BENEFITS

The Company’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits is $5,701,074, $3,429,528 and $457,998 during the years ended December 31, 2022, 2021 and 2020, respectively, of which $nil, $209,120 and $20,545, respectively, was charged to cost of revenue, $994,290, $591,410 and $90,542, respectively, was charged to selling and marketing expenses, $642,496, $456,370 and $83,886, respectively, was charged to general and administrative expenses and $4,064,288, $2,172,628 and $263,025, respectively, was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 15 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $nil to statutory reserves during the years ended December 31, 2022, 2021 and 2020, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 16 – SUBSEQUENT EVENTS

On March 22, 2023, the Company implemented a 30-to-1 share combination on its ordinary shares.

On March 27, 2023, signed a shares subscription agreement with a strategic investor, CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED, pursuant to which the Company agreed to issue a total of 5,469,019 restricted ordinary shares for an aggregate of $220 million of investment. The closing of the investment is in two tranches. The first tranche of $22 million is expected be within 30 working days from the date of the Share Subscription Agreement, and the remaining $198 million is expected to be within 60 days thereafter.

In the normal course of its business, the Company is party to litigation as both a defendant and plaintiff. As of December 31, 2022, the Company is a defendant in a case involving a contract dispute and another an administrative dispute. In consultation with its counsel, the Company estimates its potential combined loss as $980,000; however, the cases are ongoing, the Company is defending itself vigorously and the final outcome of both cases cannot be determined at this time.