Form 20-F
period 2023-12-31
Luokung Technology Corp.
filed 2024-10-22
CIK 1487839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2023

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

Miss. Qinyu Zhao

Room 805, West Tower, Century Fortune Center Guanghua Road, Chaoyang District, Beijing
People’s Republic of China 100020
Tel: (86) 10-65065217
(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	LKCO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,439,727 Ordinary Shares of par value of US$0.0001 each 90,812 Series A Preferred Shares of par value of US$0.0001 each and 10,417 Preferred Shares of par value of US$0.0001 each outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

ITEM 3. KEY INFORMATION.

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIEs and their Respective Individual Shareholders

Luokung Technology Corp. is not a Chinese operating company, but a British Virgin Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with variable interest entities (“VIEs”) based in China. Investors in our company are purchasing an interest in our British Virgin Islands holding company, and not in a Chinese operating company or the VIEs. This structure involves unique risks to investors. The VIE structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland, and investors in our ordinary shares may never hold equity interests in the Chinese operating company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in court. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we have listed, which could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information - D. Risk Factors – If the PRC government deems that our agreements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.” for a more detailed discussion of risks we face as a result of our VIE structure.

The contractual arrangements with the consolidated VIEs may not be as effective as ownership in ensuring receiving economic benefits from the business operations in the PRC and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure – If the PRC government deems that our agreements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.”

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

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2023.

VIE Arrangements with VIEs and Their Respective Shareholders

(i)	Contracts that give the Company effective control of the VIEs

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

Termination agreements

On January 5, 2023, Zhong Chuan Shi Xun and certain shareholder of Beijing Wave Function Culture Development Co., Ltd. (“Wave Function”) entered into certain termination of persons acting in concert agreement (“Wave Function Termination Agreement”). Pursuant to the Wave Function Termination Agreement, both parties agreed not to act in concert of the business strategic operation and management, and enjoyed the respective rights and obligation as shareholders.

Limitation of VIE Structure Derived from the PRC Legal Systems

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

Our subsidiaries and the VIEs face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and under the complex and evolving PRC laws and regulations. For instance, PRC government has significant authority in regulations and we face risks and uncertainties associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. In recent years, PRC government has been exerting more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers. Although we believe our operating structure is legal and permissible under the Chinese law and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, and the VIEs, in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, neither we nor the VIEs have been involved in any investigations initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIE operations.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best of our knowledge, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, we are not subject to the filing requirements as regulated by the Trial Measures, however, pursuant to the Trial Measures, our future securities offerings in Nasdaq Capital Market where we currently list shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

In addition, as of the date of this annual report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated subsidiaries and the VIEs are not required to obtain any other licenses and permits from the PRC government authorities, and our holding company, our Chinese subsidiaries and the VIEs have obtained all the licenses and permits that are requisite for the business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings, permissions or approvals for the functions and services that we provided in the future, or to offer securities, in China.

If we, our subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value or be worthless. As of the date of this annual report, based on Company’s management’s understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for our offshore offerings because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to this regulation; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain more approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless.

PCAOB and the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs. The HFCAA requires a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB determines that it is unable to inspect our auditors for three consecutive years, our securities may be prohibited to trade on a national exchange. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firms that issued audit reports for our financial statements for 2023, 2022 and 2021, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards, and thus our auditors are not subject to the determinations announced by the PCAOB on December 16, 2021. However, we cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditors, and that as a result an exchange may determine to delist our securities.

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

Selected Financial Data

(Unit: US$)

Consolidating Statements of Income Information

	Year ended December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	23,174	10,121,605	849,506	(758,050)	10,236,235
Cost of Revenue	-	-	5,451,918	295,126	(116,319)	5,630,725
Gross profit (loss)	-	23,174	4,669,687	554,380	(641,731)	4,605,510
Operating expenses	10,644,763	5,751,034	12,779,770	2,806,880	153,917,318	185,899,765
Loss from operations	(10,644,763)	(5,727,860)	(8,110,083)	(2,252,500)	(154,559,049)	(181,294,255)
Other expenses, net	(74)	41,618	429,135	(3,526,313)	5,383,633	2,327,999
Provision for income tax	-	-	-	-	(2,755,973)	(2,755,973)
Loss before noncontrolling interest	(10,644,837)	(5,686,242)	(7,680,948)	(5,778,813)	(151,931,389)	(181,722,229)
Less: loss attributable to noncontrolling interest	-	-	-	394,627	(3,722)	(390,905)
Net loss	(10,644,837)	(5,686,242)	(7,680,948)	(5,384,186)	(151,935,111)	(181,331,324)

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	5,464,332	6,432,597	86,199,653	(4,503,396)	93,593,186
Cost of Revenue	-	271,313	3,239,958	74,629,562	(199,168)	77,941,665
Gross profit (loss)	-	5,193,019	3,192,639	11,570,091	(4,304,228)	15,651,521
Operating expenses	20,968,387	13,229,967	18,163,688	10,582,141	(13,249,307)	76,193,490
Loss from operations	(20,968,387)	(8,036,948)	(14,971,049)	987,950	(17,553,535)	(60,541,969)
Other expenses, net	327	124,606	711	(2,944,089)	9,207,349	6,388,904
Provision for income tax	-	-	-	(8,878)	3,950,202	3,941,324
Loss before noncontrolling interest	(20,968,060)	(7,912,342)	(14,970,338)	(1,965,017)	(4,395,984)	(50,211,741)
Less: loss attributable to noncontrolling interest	-	-	-	(2,702,185)	374,244	(2,327,941)
Net loss	(20,968,060)	(7,912,342)	(14,970,338)	(4,667,202)	(4,021,740)	(52,539,682)

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	(15,851)	2,636,562	171,503,642	(29,056,388)	145,067,965
Cost of Revenue	300,000	-	726,389	131,315,543	(3,315,846)	129,026,086
Gross profit (loss)	(300,000)	(15,851)	1,910,173	40,188,099	(25,740,542)	16,041,879
Operating expenses	29,415,319	35,544,319	3,561,420	21,074,461	(7,935,069)	81,660,450
Loss from operations	(29,715,319)	(35,560,170)	(1,651,247)	19,113,638	(17,805,473)	(65,618,571)
Other expenses, net	3,139	(146,447)	15,427	(3,836,228)	(14,642)	(3,978,751)
Provision for income tax	-	-	-	(9,665)	8,136,002	8,126,337
Loss before noncontrolling interest	(29,712,180)	(35,706,617)	(1,635,820)	15,267,745	(9,684,113)	(61,470,985)
Less: loss attributable to noncontrolling interest	-	-	-	(7,330,267)	-	(7,330,267)
Net loss	(29,712,180)	(35,706,617)	(1,635,820)	7,937,478	(9,684,113)	(68,801,252)

Consolidating Balance Sheets Information

	As of December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	5,662	50,690	18,579	9,055	-	83,986
Accounts receivable	-	755,621	3,613,413	15,794,476	(16,814,006)	3,349,504
Intercompany receivables	73,328,477	65,501,167	200,489	21,721,734	(160,751,867)	-
Other current asset	20,812,423	5,930,409	831,568	14,695,064	(38,554,230)	3,715,234
Total current asset	94,146,562	72,237,887	4,664,049	52,220,329	(216,120,103)	7,148,724
Property and equipment, net	-	235,588	865,341	43,874	(62,803)	1,082,000
Investment in subsidiaries	63,677,883	62,740,824	-	53,472,741	(179,891,448)	-
Intangible asset, net	-	-	29,685	-	43,299,459	43,329,144
Right of use asset, net	-	167,092	414,603	197,212	(34,697)	744,210
Other-non-current asset	2,344,250	2,560,573	-	2,936,301	(6,507,460)	1,333,664
Total Non-current asset	66,022,133	65,704,077	1,309,629	56,650,128	(143,196,949)	6,489,018
Total Asset	160,168,695	137,941,964	5,973,678	108,870,457	(359,317,052)	53,637,742
Accounts payable	-	19,906,803	8,104,691	13,843,617	(33,620,220)	8,234,891
Lease liability	-	170,962	357,564	201,778	-	730,304
Other current liabilities	3,469,583	123,048,670	13,967,687	117,160,119	(165,870,787)	91,775,272
Total current liabilities	3,469,583	143,126,435	22,429,942	131,205,514	(199,491,007)	100,740,467
Lease liability-NC	-	-	62,528	-	-	62,528
Other non-current liabilities	-	-	847,135	-	5,011,566	5,858,701
Total non-current liabilities	-	-	909,663	-	5,011,566	5,921,229
Total liabilities	3,469,583	143,126,435	23,339,605	131,205,514	(194,479,441)	106,661,696
Accumulated deficit	(61,548,167)	(123,851,265)	(63,594,248)	(47,028,999)	(120,558,603)	(416,581,282)
Other equity	218,247,279	118,666,794	46,228,321	24,693,942	(54,483,334)	353,353,002
Total equity	156,699,112	(5,184,471)	(17,365,927)	(22,335,057)	(175,041,937)	(633,228,280)
Total Liability and stockholders’ equity	160,168,695	137,941,964	5,973,678	108,870,457	(359,317,052)	53,637,742

	As of December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	12,874	336,846	59,293	531,534	324,334	1,264,881
Accounts receivable	-	1,161,641	4,399,643	18,646,214	(16,923,932)	7,283,566
Intercompany receivables	74,369,714	68,346,860	526,951	42,042,009	(185,285,534)	-
Other current asset	19,478,423	4,693,908	1,058,799	41,506,852	(30,460,759)	36,277,223
Total current asset	93,861,011	74,539,255	6,044,686	102,726,609	(232,345,891)	44,825,670
Property and equipment, net	-	630,565	2,678,272	214,973	-	3,523,810
Investment in subsidiaries	63,677,883	62,440,824	-	57,438,383	(183,557,090)	-
Intangible asset, net	-	-	50,926	158,833	87,449,960	87,659,719
Right of use asset, net	-	692,919	1,002,496	1,030,362	-	2,725,777
Other-non-current asset	2,366,978	2,567,396	-	3,005,359	86,962,466	94,902,199
Total Non-current asset	66,044,861	66,331,704	3,731,694	61,847,910	(9,144,664)	188,811,505
Total Asset	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175
Accounts payable	-	20,189,728	6,133,610	16,758,506	(34,990,085)	8,091,759
Lease liability	-	358,612	614,077	692,721	-	1,665,410
Other current liabilities	1,062,668	111,980,444	19,730,024	143,844,642	(191,543,335)	85,074,443
Total current liabilities	1,062,668	132,528,784	26,477,711	161,295,869	(226,533,420)	94,831,612
Lease liability-NC	-	324,255	427,499	396,772	-	1,148,526
Other non-current liabilities	-	-	861,500	-	2,486,040	3,347,540
Total non-current liabilities	-	324,255	1,288,999	396,772	2,486,040	4,496,066
Total liabilities	1,062,668	132,853,039	27,766,710	161,692,641	(224,047,380)	99,327,678
Accumulated deficit	(52,484,550)	(121,844,611)	(55,952,193)	(40,940,607)	35,972,003	(235,249,958)
Other equity	211,327,754	129,862,531	37,961,863	43,822,485	(63,619,504)	359,355,129
Total equity	158,843,204	8,017,920	(17,990,330)	2,881,878	(27,647,501)	124,105,171
Total Liability and stockholders’ equity	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175

Consolidating Cash Flows Information

	Year ended December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(305,859)	1,261,061	(26,106)	(1,522,303)	172,366	(420,841)
Net cash (used in)/provided by investing activities	-	(260,903)	-	(505,398)	329,720	(436,581)
Net cash (used in)/provided by financing activities	290,000	844,163	-	(209,421)	(300,000)	624,742
Effect of exchange rate changes on cash	8,647	68,241	(366)	(318,559)	(243,878)	(485,915)
Net increase in cash and cash equivalents	(7,212)	1,912,562	(26,472)	(2,555,681)	(41,792)	(718,595)

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(13,187,296)	(4,363,034)	(2,753,716)	(3,599,661)	(31,058,507)	(17,870,525)
Net cash (used in)/provided by investing activities	-	(5,190,871)	(88,618)	(2,488,567)	6,594,214	(934,197)
Net cash (used in)/provided by financing activities	7,420,000	3,838,243	2,342,047	2,257,470	28,620,214	7,093,542
Effect of exchange rate changes on cash	124,445	(86,144)	(30,256)	(324,086)	(3,526,830)	(3,819,202)
Net increase in cash and cash equivalents	(5,642,851)	(5,801,806)	(530,543)	(4,154,844)	629,091	(15,530,382)

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(86,208,510)	(15,968,254)	34,337,973	15,949,957	(1,812,380)	(53,787,959)
Net cash (used in)/provided by investing activities	(72,449,477)	(52,884,803)	151,027	(13,979,925)	60,766,693	(78,396,485)
Net cash (used in)/provided by financing activities	164,103,934	75,546,992	(35,042,385)	4,318,722	(60,363,735)	148,910,734
Effect of exchange rate changes on cash	209,778	109,208	(6,586)	(1,595,463)	1,540,705	(2,820)
Net increase in cash and cash equivalents	5,655,725	6,803,143	(559,971)	4,693,291	131,283	16,723,470

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

Based on the management’s understanding to the PRC law, there is uncertainty as to whether the courts of the PRC would:

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

In addition, the management believes that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of U.S. courts obtained against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United states, or (ii) entertain original actions brought in the British Virgin Islands against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United States.

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties from business operations, having business in China, and being incorporated in British Virgin Islands, including the following highlighted risks:

●	Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances. However, such acquisitions may adversely affect our business and the acquisition may not be successful, please see “risk factor - We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful” for more details.

●	The industry the Company participates in is competitive in recruiting highly-skilled personnel, we cannot assure we are able to cost-efficiently find qualified employees, please see “risk factor - Due to intense competition for highly-skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result” for more details.

●	China’s spatial-temporal big-data processing and interactive location-based services industry, in which we operate, is characterized by rapidly changing technology, if the Company cannot keep pace with the development, we may lose our competitiveness. Please see “Risk Factor - Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness” for more details.

●	Intellectual property owned by the Company is important to our products and our business operations, if we cannot protect our intellectual property rights, our competitiveness may be negatively influence. Please see “Risk Factor - Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights” for more details.

●	It is determined that the Company has material weakness in the ineffective disclosure controls and procedures and our internal controls over financial reporting, which may harm our operating results. Please see “Risk Factor - Weaknesses in our internal controls over financial reporting or disclosure controls and procedures may have a material adverse effect on our business, the price of our ordinary shares, operating results and financial condition” for more details.

●	The Company is a foreign private issuer incorporated in British Virgin Islands, which is different from the U.S. Laws and you may receive less protections. Please see “Risk Factor - As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder”, “Risk Factor - British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” and “Risk Factor - The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs” for more details.

●	The Company has been notified an incompliance to the continued listing requirement of Nasdaq Capital Market, which may pose additional difficulties in future financing. Please see “Risk Factor - If the trading price of our ordinary shares fails to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us” for more details.

Risk Factors Summary – Risks Related to Doing Business in China

●	The Company is using variable interest entities in corporate structure to conduct business operations in China, this structure may be disallowed by the unpredictable changes in PRC legal system, which may materially influence the business operation of the Company. Please see Risk Factor - If the PRC government deems that our agreements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares” for more details.

●	The Company has substantially all of the business conducted in China, therefore, as the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies, the Company’s business operations may be adversely affected by the changes in political and economic policies of the PRC. Please see “Risk Factor - Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position” for more details.

●	We are a company incorporated under the laws of the British Virgin Islands, we conduct all of our operations in China and all of our assets and most of our directors are located in China, therefore, you may experience difficulties in service of legal process. Please see “Risk Factor - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” for more details.

●	As the PRC legal system is drastically developing, the Company may be subject to additional regulatory review and additional compliance requirements to do business, which may bear more cost on the Company. Please see “Risk Factor - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

●	As of the date of this annual report, the Company is not subject to the Cybersecurity Review imposed by the PRC government, however, the Company cannot foresee the changes in interpretation of the laws, and the Company may in the future be required to timely complete such review. Please see “Risk Factor - Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business” and “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” for more details.

●	Since almost all of the business operations of the Company are in China, through our subsidiaries and the VIEs, the currency for business is RMB, while our reporting currency is USD, therefore, the fluctuation of which may affect the value of your investment. Please see “Risk Factor - Governmental control of currency conversion may affect the value of your investment” and “Risk Factor - Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment” for more details.

●	PCAOB may issue reports or determinations analyzing their accessibility to the auditors who have branches in China or Hong Kong, as of the date of this annual report, our auditors are subject to full inspections, but if it changes, it may adversely affect the Company’s business. Please see “Risk Factor - Our previous auditor is headquartered in the United States, and our current auditor is headquartered in Singapore, both are subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firms’ audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” for more details.

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

We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission (the “SEC”), every public company is required to include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement first applied to our annual report on Form 20-F for the fiscal year ended on September 30, 2011. In connection with our assessments of our disclosure controls and procedures and internal controls over financial reporting, management concluded that as of December 31, 2023, our disclosure controls and procedures and our internal controls over financial reporting were not effective due to lack of U.S. generally accepted accounting principles (“U.S. GAAP”) expertise in our current accounting team. Please refer to the discussion under Item 15, “Controls and Procedures” for further discussion of our material weakness as of December 31, 2023. Should we be unable to remediate the material weakness promptly and effectively, such weakness could harm our operating results, result in a material misstatement of our financial statements, cause us to fail to meet our financial reporting obligations or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ordinary shares. Any litigation or other proceeding or adverse publicity relating to the material weaknesses could have a material adverse effect on our business and operating results.

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

Mr. Xuesong Song, our Chairman and Chief Executive Officer, beneficially owns 4.81% of our outstanding ordinary shares and 83,333 preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. As a result, Mr. Song has approximately 64.79% of the voting rights of the shareholders of the Company. Mr. Song can exert control and substantial influence over matters such as electing directors, amending our constitutional documents, and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering

We depend on a small number of customers to derive a significant portion of our revenues. If we were to continue being dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers. In the years ended December 31, 2023, 2022 and 2021, our five largest customers collectively accounted for 72.0%, 61.9% and 43.6% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the fluctuation of our sales to any of such major customers could have a material adverse effect on our business, operating results and financial condition. Moreover, our high customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Historically, our outstanding accounts receivable have been relatively high. As of December 31, 2023, 2022 and 2021, our outstanding accounts receivable before impairment were $25.2 million, $28.4 million and $38.1 million, respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. The largest outstanding accounts receivable balance accounted for 46.0%, 25.0% and 18.5% of our total accounts receivable balance as of December 31, 2023, 2022 and 2021, respectively. As a result, an extended delay or default in payment relating to a significant account would likely have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Risks Related to Doing Business in China

If the PRC government deems that our agreements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may materially reduce the value of our ordinary shares.

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct the majority of our business through our wholly-owned or majority-owned subsidiaries and certain business through operating entities established in the People’s Republic of China, or the PRC, primarily the VIEs. Due to PRC legal restrictions on foreign ownership of certain internet-related businesses we may explore and operate, we operate this business through the VIEs and their subsidiaries and rely on contractual arrangements. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, the Company is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial results of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither the Company nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. The ordinary shares that currently listed on the Nasdaq Capital Markets are shares of our British Virgin Islands holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Organizational Structure” on page 41 and “VIE Agreements with VIEs and Their Respective Shareholders” on page 46.

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

Under the PRC Enterprise Income Tax Law passed in 2007 and the implementing rules, both of which became effective on January 1, 2008, or the New Electronic Information and Transactions (“EIT”) Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New EIT Law rate over a five-year transition period starting from the date of effectiveness of the New EIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, and eMapgo Technologies (Beijing) Co., Ltd., are each qualified as a “high-technology enterprise” until December 17, 2024, and November 2, 2025, respectively and Beijing BotBrain AI Technology Co., Ltd., was qualified as a “high-technology enterprise” until December 2, 2023. Therefore they have benefited from the preferential tax rate of 15%, subject to transitional rules implemented on January 1, 2008. Although we intend to apply for a renewal of this qualification, if these subsidiaries cease to qualify as a “high-technology enterprise”, or the tax authorities change their position on our preferential tax treatments in the future, our future tax liabilities may materially increase, which could materially and adversely affect our financial condition and results of operations.

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

In addition, there is uncertainty as to whether the courts of the British Virgin Islands, the courts of China and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or would entertain original actions brought in the British Virgin Islands or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state. In particular, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China regarding the judgments of a court in any of these non-PRC jurisdictions in relation to any matters not subject to a binding arbitration provision may be difficult or even impossible.

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

We conduct all of our business through our subsidiaries or the VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in the Nasdaq Capital Market where we currently list shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

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

Also, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, which was implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, and our belief that we are currently in compliance therewith, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market. While we believe that our current operations are in compliance with the laws and regulations of the Cyberspace Administration of China, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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

Our previous auditor is headquartered in the United States, and our current auditor is headquartered in Singapore, both are subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firms’ audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

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

As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditors are required by the laws of the United States to undergo regular inspections by the PCAOB, as required by the HFCAA. Our previous auditors are all located in the United States and the PCAOB is able to conduct inspections regularly. While our present auditor is located in the United States and the PCAOB is able to conduct inspections on such auditor, to the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our company becomes outside of the inspection by the PCAOB or if the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, trading in our ordinary shares could be prohibited under the HFCAA, and as a result our ordinary shares could be delisted from Nasdaq.

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

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact the listed companies like us if the auditor is not subject to the PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

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

While the HFCAA is not currently applicable to the Company because the Company’s current auditor and previous auditor are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our ordinary shares is unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. On November 2023, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the closing bid price of our ordinary shares fell below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) and 5810(c)(3)(A) (the “Nasdaq Listing Rules”), and on May 2, 2024, the Company received an additional 180 calendar day extension. On September 17, 2024, the Company effected an 8-to-1 reverse stock split to the securities of the Company, to cure its minimum price deficiency since September 20, 2023. On October 1, 2024, the Company was notified by Nasdaq that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement, as the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for 10 consecutive business days as of September 30, 2024.

However, even though we have regained the compliance of Nasdaq’s minimum bid price requirement, we cannot guarantee that the price of our ordinary shares will comply with the Nasdaq Listing Rules for continued listing, or if we can comply with other continued listing requirements on the Nasdaq Capital Market in the future. If we cannot comply with the any of such requirements, our ordinary shares would be subject to delisting and would likely trade on the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. As a result, the market price of our ordinary shares may be depressed, and you may find it more difficult to sell our ordinary shares. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

Our agent for service of process in the United States is ClearTrust, LLC, the current transfer agent of the Company, with a mailing address of 16540 Pointe Village Drive Suite 210, Lutz, Florida 33558.

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

For roads, we are actively promoting smart road services based on its spatial-temporal digital base, including but not limited to HD Map-based smart road AI digital base, 24/7 road hazard awareness, severe weather perception and other road information data perception service systems and smart management platforms through one of our subsidiaries, EMG. With these efforts, Luokung aims to assist expressway operators in managing their digitized assets more securely and efficiently and to achieve vehicle-to-road data communication where vehicles can digitally receive roadside information that affects safety, convenience and comfort in real time. We are providing similar smart digital services for China’s new generation smart transportation demonstration project-Changjiu Expressway, a project that showcases our respected position in the field of smart highways.

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

Patents:

We have been granted some inventions by the State Intellectual Property Office of PRC. We have patent protections for spatial-temporal big data processing technology and HD map. As of the date of this Report, we have been granted 15 patents, and 166 copyrights from, and registered 142 trademarks with the relevant intellectual property authorities:

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

Based on the understanding of the Company’s management to PRC law, there is uncertainty as to whether the courts of the PRC would:

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

The management understands that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of U.S. courts obtained against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United states, or (ii) entertain original actions brought in the British Virgin Islands against the Company or its directors, officers, predicated upon civil liability provisions of the securities laws of the United States or any state in the United States.

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

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of December 31, 2023.

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

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any consolidation adjustments separately - as of and for the years ending December 31, 2023, 2022 and 2021.

Consolidating Statements of Income Information

	Year ended December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	23,174	10,121,605	849,506	(758,050)	10,236,235
Cost of Revenue	-	-	5,451,918	295,126	(116,319)	5,630,725
Gross profit (loss)	-	23,174	4,669,687	554,380	(641,731)	4,605,510
Operating expenses	10,644,763	5,751,034	12,779,770	2,806,880	153,917,318	185,899,765
Loss from operations	(10,644,763)	(5,727,860)	(8,110,083)	(2,252,500)	(154,559,049)	(181,294,255)
Other expenses, net	(74)	41,618	429,135	(3,526,313)	5,383,633	2,327,999
Provision for income tax	-	-	-	-	(2,755,973)	(2,755,973)
Loss before noncontrolling interest	(10,644,837)	(5,686,242)	(7,680,948)	(5,778,813)	(151,931,389)	(181,722,229)
Less: loss attributable to noncontrolling interest	-	-	-	394,627	(3,722)	(390,905)
Net loss	(10,644,837)	(5,686,242)	(7,680,948)	(5,384,186)	(151,935,111)	(181,331,324)

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	5,464,332	6,432,597	86,199,653	(4,503,396)	93,593,186
Cost of Revenue	-	271,313	3,239,958	74,629,562	(199,168)	77,941,665
Gross profit (loss)	-	5,193,019	3,192,639	11,570,091	(4,304,228)	15,651,521
Operating expenses	20,968,387	13,229,967	18,163,688	10,582,141	(13,249,307)	76,193,490
Loss from operations	(20,968,387)	(8,036,948)	(14,971,049)	987,950	(17,553,535)	(60,541,969)
Other expenses, net	327	124,606	711	(2,944,089)	9,207,349	6,388,904
Provision for income tax	-	-	-	(8,878)	3,950,202	3,941,324
Loss before noncontrolling interest	(20,968,060)	(7,912,342)	(14,970,338)	(1,965,017)	(4,395,984)	(50,211,741)
Less: loss attributable to noncontrolling interest	-	-	-	(2,702,185)	374,244	(2,327,941)
Net loss	(20,968,060)	(7,912,342)	(14,970,338)	(4,667,202)	(4,021,740)	(52,539,682)

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated

Revenue	-	(15,851)	2,636,562	171,503,642	(29,056,388)	145,067,965
Cost of Revenue	300,000	-	726,389	131,315,543	(3,315,846)	129,026,086
Gross profit (loss)	(300,000)	(15,851)	1,910,173	40,188,099	(25,740,542)	16,041,879
Operating expenses	29,415,319	35,544,319	3,561,420	21,074,461	(7,935,069)	81,660,450
Loss from operations	(29,715,319)	(35,560,170)	(1,651,247)	19,113,638	(17,805,473)	(65,618,571)
Other expenses, net	3,139	(146,447)	15,427	(3,836,228)	(14,642)	(3,978,751)
Provision for income tax	-	-	-	(9,665)	8,136,002	8,126,337
Loss before noncontrolling interest	(29,712,180)	(35,706,617)	(1,635,820)	15,267,745	(9,684,113)	(61,470,985)
Less: loss attributable to noncontrolling interest	-	-	-	(7,330,267)	-	(7,330,267)
Net loss	(29,712,180)	(35,706,617)	(1,635,820)	7,937,478	(9,684,113)	(68,801,252)

Consolidating Balance Sheets Information

	As of December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	5,662	50,690	18,579	9,055	-	83,986
Accounts receivable	-	755,621	3,613,413	15,794,476	(16,814,006)	3,349,504
Intercompany receivables	73,328,477	65,501,167	200,489	21,721,734	(160,751,867)	-
Other current asset	20,812,423	5,930,409	831,568	14,695,064	(38,554,230)	3,715,234
Total current asset	94,146,562	72,237,887	4,664,049	52,220,329	(216,120,103)	7,148,724
Property and equipment, net	-	235,588	865,341	43,874	(62,803)	1,082,000
Investment in subsidiaries	63,677,883	62,740,824	-	53,472,741	(179,891,448)	-
Intangible asset, net	-	-	29,685	-	43,299,459	43,329,144
Right of use asset, net	-	167,092	414,603	197,212	(34,697)	744,210
Other-non-current asset	2,344,250	2,560,573	-	2,936,301	(6,507,460)	1,333,664
Total Non-current asset	66,022,133	65,704,077	1,309,629	56,650,128	(143,196,949)	46,489,018
Total Asset	160,168,695	137,941,964	5,973,678	108,870,457	(359,317,052)	53,637,742
Accounts payable	-	19,906,803	8,104,691	13,843,617	(33,620,220)	8,234,891
Lease liability	-	170,962	357,564	201,778	-	730,304
Other current liabilities	3,469,583	123,048,670	13,967,687	117,160,119	(165,870,787)	91,775,272
Total current liabilities	3,469,583	143,126,435	22,429,942	131,205,514	(199,491,007)	100,740,467
Lease liability-NC	-	-	62,528	-	-	62,528
Other non-current liabilities	-	-	847,135	-	5,011,566	5,858,701
Total non-current liabilities	-	-	909,663	-	5,011,566	5,921,229
Total liabilities	3,469,583	143,126,435	23,339,605	131,205,514	(194,479,441)	106,661,696
Accumulated deficit	(61,548,167)	(123,851,265)	(63,594,248)	(47,028,999)	(120,558,603)	(416,581,282)
Other equity	218,247,279	118,666,794	46,228,321	24,693,942	(54,483,334)	353,353,002
Total equity	156,699,112	(5,184,471)	(17,365,927)	(22,335,057)	(175,041,937)	(63,228,280)
Total Liability and stockholders’ equity	160,168,695	137,941,964	5,973,678	108,870,457	(59,317,052)	53,637,742

	As of December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs and their subsidiaries	Consolidation Adjustments	Consolidated
Cash	12,874	336,846	59,293	531,534	324,334	1,264,881
Accounts receivable	-	1,161,641	4,399,643	18,646,214	(16,923,932)	7,283,566
Intercompany receivables	74,369,714	68,346,860	526,951	42,042,009	(185,285,534)	-
Other current asset	19,478,423	4,693,908	1,058,799	41,506,852	(30,460,759)	36,277,223
Total current asset	93,861,011	74,539,255	6,044,686	102,726,609	(232,345,891)	44,825,670
Property and equipment, net	-	630,565	2,678,272	214,973	-	3,523,810
Investment in subsidiaries	63,677,883	62,440,824	-	57,438,383	(183,557,090)	-
Intangible asset, net	-	-	50,926	158,833	87,449,960	87,659,719
Right of use asset, net	-	692,919	1,002,496	1,030,362	-	2,725,777
Other-non-current asset	2,366,978	2,567,396	-	3,005,359	86,962,466	94,902,199
Total Non-current asset	66,044,861	66,331,704	3,731,694	61,847,910	(9,144,664)	188,811,505
Total Asset	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175
Accounts payable	-	20,189,728	6,133,610	16,758,506	(34,990,085)	8,091,759
Lease liability	-	358,612	614,077	692,721	-	1,665,410
Other current liabilities	1,062,668	111,980,444	19,730,024	143,844,642	(191,543,335)	85,074,443
Total current liabilities	1,062,668	132,528,784	26,477,711	161,295,869	(226,533,420)	94,831,612
Lease liability-NC	-	324,255	427,499	396,772	-	1,148,526
Other non-current liabilities	-	-	861,500	-	2,486,040	3,347,540
Total non-current liabilities	-	324,255	1,288,999	396,772	2,486,040	4,496,066
Total liabilities	1,062,668	132,853,039	27,766,710	161,692,641	(224,047,380)	99,327,678
Accumulated deficit	(52,484,550)	(121,844,611)	(55,952,193)	(40,940,607)	35,972,003	(235,249,958)
Other equity	211,327,754	129,862,531	37,961,863	43,822,485	(63,619,504)	359,355,129
Total equity	158,843,204	8,017,920	(17,990,330)	2,881,878	(27,647,501)	124,105,171
Total Liability and stockholders’ equity	159,905,872	140,870,959	9,776,380	164,574,519	(241,490,555)	233,637,175

Consolidating Cash Flows Information

	Year ended December 31, 2023
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(305,859)	1,261,061	(26,106)	(1,522,303)	172,366	(420,841)
Net cash (used in)/provided by investing activities	-	(260,903)	-	(505,398)	329,720	(436,581)
Net cash (used in)/provided by financing activities	290,000	844,163	-	(209,421)	(300,000)	624,742
Effect of exchange rate changes on cash	8,647	68,241	(366)	(318,559)	(243,878)	(485,915)
Net increase in cash and cash equivalents	(7,212)	1,912,562	(26,472)	(2,555,681)	(41,792)	(718,595)

	Year ended December 31, 2022
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(13,187,296)	(4,363,034)	(2,753,716)	(3,599,661)	(31,058,507)	(17,870,525)
Net cash (used in)/provided by investing activities	-	(5,190,871)	(88,618)	(2,488,567)	6,594,214	(934,197)
Net cash (used in)/provided by financing activities	7,420,000	3,838,243	2,342,047	2,257,470	28,620,214	7,093,542
Effect of exchange rate changes on cash	124,445	(86,144)	(30,256)	(324,086)	(3,526,830)	(3,819,202)
Net increase in cash and cash equivalents	(5,642,851)	(5,801,806)	(530,543)	(4,154,844)	629,091	(15,530,382)

	Year ended December 31, 2021
	Parent	Subsidiaries	WFOEs	VIEs	Elimination	Consolidated
Net cash (used in)/provided by operation activities	(86,208,510)	(15,968,254)	34,337,973	15,949,957	(1,812,380)	(53,787,959)
Net cash (used in)/provided by investing activities	(72,449,477)	(52,884,803)	151,027	(13,979,925)	60,766,693	(78,396,485)
Net cash (used in)/provided by financing activities	164,103,934	75,546,992	(35,042,385)	4,318,722	(60,363,735)	148,910,734
Effect of exchange rate changes on cash	209,778	109,208	(6,586)	(1,595,463)	1,540,705	(2,820)
Net increase in cash and cash equivalents	5,655,725	6,803,143	(559,971)	4,693,291	131,283	16,723,470

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

Cash Flows through Our Organization

Luokung Technology Corp. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, the Company’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to the Company. In addition, our PRC subsidiaries are permitted to pay dividends to the Company. only out of their retained earnings, if any, as determined in accordance with applicable accounting standards and regulations. Further, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC law, the Company may provide funding to its PRC subsidiaries only through capital contributions or loans, and to its affiliated entities in China only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to review by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership. Other than a dividend paid to certain of our preferred shareholders in 2021, our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. There is no fixed payment schedule in settling the amounts due from the VIEs. Payments are made based on the cash position of the VIEs.

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

Results of operations for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022.

Revenue

For the fiscal year ended December 31, 2023, our revenues primarily consist of smart transportation services from eMapgo Technologies (Beijing) Co., Ltd. (“EMG”), for the fiscal year ended December 31, 2022, our revenues primarily consist of advertising services, software and services and smart transportation service from our subsidiaries and the VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Wave Function, SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and EMG.

Advertising services

Zhong Chuan Rui You and Wave Function derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period. There was no such revenue generated in 2023 due to Zhong Chuan Rui You suspended its business and Wave Function was deconsolidated as a result of termination of persons acting in concert agreement, which was entered into by Zhong Chuan Rui You and certain shareholder as of January 5, 2023.

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

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. SuperEngine bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers. There was no such revenue generated as Superengine was liquidated in 2023.

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

	Fiscal Year Ended December 31,
	2023	2022	2021
	(dollars in thousands)
Revenues
Advertising	$161	$81,008	$131,423
Software and services	-	508	4,545
Smart transportation	10,075	12,077	9,100

Total revenues	$10,236	$93,593	$145,068

Advertising	1.6%	86.6%	90.6%
Software and services	-	0.5%	3.1%
Smart transportation	98.4%	12.9%	6.3

Total	100.0%	100.0%	100.0%

For the year ended December 31, 2023, we had revenue of $10,236,235, as compared to revenue of $93,593,186 for the year ended December 31, 2022, a decrease of $83,356,951, or 89.1%, historically, the primary contribution to this revenue mainly came from Zhong Chuan Rui You and Wave Function. The decrease was primarily due to the suspension of business of Zhong Chuan Rui You from 2023 and deconsolidation of Wave Function as a result of termination of persons acting in concert agreement as a result of its own change of capital structure plan.

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

	Year Ended December 31,
	2023			2022
	(dollars in thousands)
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Traffic acquisition costs	$-	-%	-%	$73,802	94.7%	78.9%
Others	5,631	100.0%	55.0%	4,140	5.3%	4.4%
Total cost of revenue	$5,631	100.0%	55.0%	$77,942	100.0%	83.3%

Cost of revenue for the year ended December 31, 2023 was $5,630,725, representing a decrease of $72,310,940 or 92.8% as compared to $77,941,665 for the year ended December 31, 2022. The decrease was primarily attributable to the decrease of traffic acquisition costs as a result of the suspension of the advertising business.

Gross profit margin increased to 45.0% for the year ended December 31, 2023 from 16.7% for the year ended December 31, 2022. The increase in gross profit margin was primarily attributable to most of the revenue was generated from smart transportation business with higher gross profit margin for the year ended December 31, 2023.

Selling and marketing expense

Our selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $2,248,912 for the year ended December 31, 2023, as compared to $5,656,184 for the year ended December 31, 2022, a decrease of $3,407,272 or 60.2%. The decrease was primarily attributable to a decrease in salaries of sales and marketing personnel of approximately $3,121,000 as a result of a decrease in business volume, a decrease in travelling expenses of approximately $111,000 and a decrease in entertainment expense of approximately $113,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $158,470,428 for the year ended December 31, 2023, as compared to $20,663,654 for the year ended December 31, 2022, an increase of $137,806,774 or 666.9%. The increase was primarily attributable to an increase in impairment loss of approximately $123,893,000, which mainly including impairment of goodwill of approximately$79,917,000, impairment of intangible assets of approximately $30,967,000, impairment of associate of approximately $7,566,000 and impairment of other asset state at cost of approximately $4,843,000, offset by a decrease in listing related fees of approximately $1,019,000, a decrease in rental fees of approximately $597,000, a decrease in legal and professional fee of approximately $287,000.

Research and development expenses

Research and development expenses primarily consist of amortization of the intangible assets, and salaries and benefits for research and development personnel.

Research and development expenses totaled $25,180,425 for the year ended December 31, 2023, as compared to $49,873,652 for the year ended December 31, 2022, a decrease of $24,693,227 or 49.5%. The decrease was primarily attributable to a decrease in salaries and share based compensation of approximately $20,791,000 due to a decrease in the number of staff in the R&D department, a decrease in server expenses of approximately $239,000, a decrease in amortization of intangible asset of approximately $1,865,000, a decrease in on-site work fee of approximately $579,000 and research and development outsourcing fee of approximately $862,000.

Loss from operations

As a result of the factors described above, for the year ended December 31, 2023, loss from operations amounted to $181,294,255, as compared to loss from operations of $60,541,969 for the year ended December 31, 2022, an increase of $120,752,286, or 199.5%.

Other income/expense

Other income/expense mainly includes interest expenses from other loans and foreign currency gains/losses.

For the year ended December 31, 2023, other income, net, amounted to $2,327,999 as compared to $6,388,904 for the year ended December 31, 2022, a decrease of $4,060,905, or 63.6%, which was primarily attributable to a decrease in other income of approximately $9,939,000, due to the write-off of accounts payable of approximately $9,199,000 as two of our suppliers were dissolved in 2022 and an increase in interest expenses of approximately $137,000, offset by an increase in foreign exchange gain of approximately $478,000 and an increase in gain from investment of approximately $5,537,000 resulted from disposal of subsidiary.

Income tax

We had an income tax expense of $2,755,973 and income tax benefit of $3,941,324 the years ended 2023 and 2022, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the BVI, Hong Kong and the PRC.

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, which is normally effective for a period of three years. Our subsidiaries, Beijing Zhong Chuan Shi Xun Technology Limited, eMapgo Technologies (Beijing) Co., Ltd. and Beijing BotBrain AI Technology Co., Ltd. are High-tech enterprises and enjoy a favorable income tax rate of 15%.

Net loss

As a result of the factors described above, our net loss was $181,722,229 for the year ended December 31, 2023, compared to net loss of $50,211,741 for the year ended December 31, 2022, an increase of $131,510,488 or 261.9%.

Net loss attributable to owners of the Company

The net loss attributable to owners of the Company was $181,331,324, or $81.55 per ordinary share (basic and diluted), for the year ended December 31, 2023, compared to net loss attributable to owners of the Company of $52,539,682, or $29.76 per ordinary share (basic and diluted), for the year ended December 31, 2022, an increase of $128,791,642 or 245.1%. Earnings per share is based on revised weighted average shares due to the March, 2023 and September 2024 reverse stock split.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB Mobile Media, SuperEngine Holding and PICO is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $197,519 for the year ended December 31, 2023, as compared to a foreign currency translation gain of $2,204,206 for the year ended December 31, 2022. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the year ended December 31, 2023 of $181,914,730, compared to comprehensive loss of $48,007,535 for the year ended December 31, 2022.

Results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021.

Revenue

Our revenues primarily consist of advertising services, software and services and smart transportation from our subsidiaries and the VIEs, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), Beijing Wave Function Culture Development Co., Ltd.(“Wave Function”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

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

	Fiscal Year Ended December 31,
	2022	2021
	(dollars in thousands)
Revenues
Advertising	$81,008	$131,423
Software and services	508	4,545
Smart transportation	12,077	9,100

Total revenues	$93,593	$145,068

Advertising	86.6%	90.6%
Software and services	0.5%	3.1%
Smart transportation	12.9%	6.3

Total	100.0%	100.0%

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

Cost of revenue for the year ended December 31, 2022 was $77,941,665, representing a decrease of $51,084,421 or 39.6% as compared to $129,026,086 for the year ended December 31, 2021. The decrease was primarily attributable to the decrease of traffic acquisition costs incurred.

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

As of December 31, 2023 and 2022, the Company assessed the impairment of its long-lived assets and identified impairment indications. The Company recorded impairment of long-lived assets of $38,630,310 and nil for the year ended December 31, 2023 and 2022.

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

In 2023, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $7,239,936 of Zhong Chuan Rui You, we noted starting from 2024, the profit margin contribution of traditional internet advertising business to the Company has becoming lower, a significant amount of cash investment is also required to improve the gross profit margin, the management of the Company determined to abandon Zhong Chuan Rui You’s business. The Company recorded impairment on goodwill of $71,808,110 of Saleya, we noted the market share and profitability of Saleya has been eroding and consistently underperformed financially. The Company recorded impairment on goodwill of $4,488,664 of Superengine, as it has entered the liquidation process in 2024. The Company recorded impairment on goodwill of $3,849,207 of BotBrain, we noted the demand for corporate training was significantly reduced, market competition, particularly due to the larger players offering lower prices, severely eroded Botbrain’s market share, and the increased investment of the larger players as indicators of an impairment.

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

The impact of an uncertain income tax positions on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2023, 2022 and 2021, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Recent accounting pronouncements

Please refer to Note 2 to the consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically have relied on cash flow provided by operations and financing to supplement our working capital. As of December 31, 2023 and 2022, we had cash balances of approximately $546,286 and $1,264,881, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2022 to December 31, 2023:

			Variance
	December 31, 2023	December 31, 2022	Change	Percentage Change
Working capital deficit:
Total current assets	$7,148,724	$44,825,670	$(37,676,946)	(84.1)%
Total current liabilities	100,740,467	94,831,612	5,908,855	6.2%
Working capital deficit:	$(93,591,743)	$(50,005,942)	$(43,585,801)	87.2%

Our working capital deficit increased by $43,585,801 to a working capital deficit of $93,591,743 at December 31, 2023 from working capital deficit of $50,005,942 at December 31, 2022. This increase in working capital deficit is primarily attributable to a decrease in accounts receivable, net of allowance for expected credit losses of approximately $3,934,000 and a decrease in other receivables and prepayment of approximately $33,391,000 as a result of deconsolidation of Wave Function, an increase in accrued liabilities and other payables of approximately $7,149,000, which was mainly due to an increase in accrued payroll of approximately $10,909,000 and offset by a decrease in other payable of approximately $3,761,000.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing such as by way of private placements. Please see Notes 2 and 16 to the consolidated financial statements.

Cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022

The following summarizes the key components of our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(420,840)	$(17,870,525)
Net cash used in investing activities	(436,581)	(934,197)
Net cash provided by financing activities	624,742	7,093,542
Effect of foreign exchange rate changes	(485,916)	(3,819,202)
Net decrease in cash	$(718,595)	$(15,530,382)

Net cash flow used in operating activities was $420,840 for the year ended December 31, 2023 as compared to net cash flow used in operating activities of $17,870,525 for the year ended December 31, 2022, a decrease of $17,449,685.

Net cash flow used in operating activities for the year ended December 31, 2023 primarily reflected our net loss of approximately $181,722,229, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $14,685,000, amortization of right-of-use assets of approximately $1,280,000, an increase in allowance for expected credit losses of approximately $19,665,000, gain on disposal of property and equipment of approximately $40,000, share-based compensation expense of approximately $8,492,000, gain on disposal of subsidiaries of approximately $5,656,000, gain on derecognition of lease of approximately $26,000, impairment of intangible assets of approximately $30,967,000, impairment of goodwill of approximately $79,917,000, impairment of property and equipment of approximately $98,000, impairment on associate of approximately $7,566,000, impairment of other asset state at cost of approximately $4,843,000, change in deferred tax liability of approximately $2,736,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $2,268,000, a decrease in accrued liabilities and other payables of approximately $23,064,000, a decrease in accounts payable of approximately $1,645,000, offset by a decrease in other receivables and prepayment of approximately $7,174,000, a decrease in lease liability of approximately $1,350,000 and a decrease in tax liability of approximately $1,591,000.

Net cash flow used in operating activities for the year ended December 31, 2022 primarily reflected our net loss of approximately $50,211,741, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $17,142,000, amortization of right-of-use assets of approximately $1,607,000, decrease in allowance for expected credit losses of approximately $223,000, share-based compensation expense of approximately $1,854,000, impairment of goodwill of approximately $1,854,000, impairment of Property, plant and equipment of approximately $163,000, change in deferred tax liability of approximately $3,950,000 and changes in operating assets and liabilities primarily consisting of an increase in other receivables and prepayment of approximately $923,000, a decrease in accounts payable of approximately $391,000, a decrease in lease liability of approximately $1,341,000, a decrease in accrued liabilities and other payables of approximately $9,458,000, offset by a decrease in accounts receivable of approximately $8,297,000, a decrease in notes receivable of approximately $561,000 and an increase in deferred revenue of approximately $682,000.

Net cash flow used in investing activities was $436,581 for the year ended December 31, 2023 as compared to net cash flow used in investing activities of $934,197 for the year ended December 31, 2022. During the year ended December 31, 2023, cash outflow from loss of control of subsidiaries of approximately $408,000, we made payment for the purchase of property, plant and equipment of approximately $28,000. During the year ended December 31, 2022, we made payment for the purchase of property, plant and equipment of approximately $425,000, purchase of other asset at a cost of approximately $726,000, offset by net cash inflow from acquisition of subsidiaries of approximately $217,000.

Net cash flow provided by financing activities was $624,742 for the year ended December 31, 2023 as compared to net cash flow provided by financing activities of $7,093,542 for the year ended December 31, 2022. During the year ended December 31, 2023, we received proceeds from related parties of approximately $625,000. During the year ended December 31, 2022, we received proceeds from the issuance of shares of approximately $7,420,000, offset by repaid advances from related parties of approximately $326,000.

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

Net cash flow used in investing activities was $934,197 for the year ended December 31, 2022 as compared to net cash flow used in investing activities of $78,396,485 for the year ended December 31, 2021. During the year ended December 31, 2022, we made payment for the purchase of property, plant and equipment of approximately $425,000, purchase of other asset at a cost of approximately $726,000, offset by net cash inflow from acquisition of subsidiaries of approximately $217,000. During the year ended December 31, 2021, we made the remaining payment for the acquisition of Saleya as disclosed in the Form 6-K filed on September 13, 2019 of approximately $67,957,000, investment of approximately $440,000, payment for the purchase of property, plant and equipment of approximately $1,542,000, purchase of other asset at a cost of approximately $4,151,000 and deposits for investments of approximately $6,436,000, offset by net cash inflow from acquisition of subsidiaries of approximately $2,129,000.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The discussions of our research and development activities are contained in “Item 4. Information about our Company – B. Business Overview – Research and Development” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses”. In the years ended December 31, 2023, 2022 and 2021, we spent $25,180,425, $49,873,652and $45,476,113, respectively, on research and development activities.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

For information on our critical accounting estimates, please see “Operating Resulting- Critical Accounting Policies” section of this annual report above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

Executive Officers and Directors

The following table sets forth the names and ages as of the date of this annual report of each of our executive officers and directors:

Name	Age	Position
Xuesong Song	55	Chief Executive Officer, Chairman and Director
Dongpu Zhang	55	President and Director
Baomin Li	54	Chief Technical Officer
Jian Zhang	40	Chief Financial Officer
David Wei Tang (1)(2)(4)	58	Director
Jin Meng Bryan Yap (1)(3)(4)	60	Director
Liangbing Yu (1)(2)(3)(4)	50	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Qualifies as “independent” based on NASDAQ listing rules.

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

Jian Zhang was appointed to be the Chief Financial Officer of the Company on June 5, 2023. Before that he served as the vice president of the Company since January 20, 2014, responsible for the Company's business operation management, internal control management and project management. From September 2009 to January 2014, Mr. Zhang served as the operation director of the company Qihoo 360 and was responsible for the operation of Qihoo 360’s online security products. From December 2007 to September 2009, Mr. Zhang worked for Rising Antivirus Software Company as the operation director and was responsible for the after-sales service support of Rising Enterprise Security Software. Mr. Zhang received a bachelor's degree in computer science from Heilongjiang Business School in 2007.

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

Mr. Liangbing Yu was appointed as a director of our company on April 11, 2024. He previously was an Executive Partner at Beijing GloryHope Oriental Investment Center (Limited Partnership), a position he held since 2017. From 1998 to 2017, Mr. Yu worked at CYTS Holding Co. LTD., where he has served in various capacities including as Vice President of International Tourism Company, General Manager of Operations Management Department, General Manager of Inbound Online Business Department, General Manager of Destination Overseas Marketing Business Department, General Manager of Investment Management Department, and Strategic Planning Director of Securities Department. Mr. Yu received his dual Bachelor’s Degree in Investment Economics & Economic Law from Huazhong University of Science and Technology.

Board Diversity Matrix (as of the date of this annual report)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. COMPENSATION.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately $90,000 in cash compensation to our independent directors for serving on our board of directors.

In addition, during 2023, the Company issued 190,000 ordinary shares to current independent directors as compensation for their services.

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

C. BOARD PRACTICES.

Board of Directors

Our board of directors consists of five members being Messrs. Xuesong Song, Dongpu Zhang, David Wei Tang, Jin Meng Bryan Yap and Liangbing Yu. Our directors hold office until our annual meeting of shareholders, where their successors will be duly elected and qualified, or until the directors’ death, resignation or removal, whichever is earlier. Our directors are subject to a four-year term of office and hold office until their resignation, death or removal. A director will be removed from office if, among other things, there is a willful and continuous failure by the director to substantially perform his duties to our company (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by the director in gross misconduct materially and demonstrably injurious to our company.

Director Independence

Messrs. David Wei Tang, Jin Meng Bryan Yap and Liangbing Yu have been determined by us to be independent directors within the meaning of the independent director guidelines of the NASDAQ Corporate Governance Rules (the “NASDAQ Rules”).

Committees of Our Board of Directors

To enhance our corporate governance, we established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Messrs. Liangbing Yu, David Wei Tang, and Jin Meng Bryan Yap. Mr. Laingbing Yu serves as the Chairman of the audit committee and is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our board of directors has determined that each of these persons meet the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our Chief Executive Officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Liangbing Yu David Wei Tang, with Mr. David Wei Tang serving as the Chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Jin Meng Bryan Yap and Liangbing Yu, with Mr. Jin Meng Bryan Yap serving as the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

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

On June 6, 2023, the Company entered into an Employment Agreement (the “Zhang Agreement”) with Mr. Jian Zhang, to serve as the Chief Financial Officer of the Company for a four-year term, subject to renewal. Under the terms of the Zhang Agreement, Mr. Zhang will receive an annual salary of RMB1,400,000, and 1,800,000 of the company’s ordinary shares per year will be eligible for an annual cash bonus in the Board’s sole discretion.

On February 1, 2019, the Company entered into an Employment Agreement (the “Li Agreement”) with Mr. Baomin Li, to serve as the Chief Technology Officer of the Company for a four-year term, subject to renewal. Under the terms of the Li Agreement, Mr. Li will receive an annual salary of RMB2,000,000, and will be eligible for an annual cash bonus in the Board’s sole discretion.

D. EMPLOYEES.

As of December 31, 2023 and 2022, we had a total of 375 and 727 full-time employees, including 103 and 572 in research and development, 18 and 70 in sales and marketing and the rest in a variety of other divisions, respectively. All of our employees are full-time employees. None of our employees is currently represented by a union and/or collective bargaining agreements. We believe that we have good relations with our employees and since our inception we have had no history of work stoppages or union organizing campaigns.

E. SHARE OWNERSHIP.

The following table provides information as to the beneficial ownership of our ordinary shares as of December 31, 2023, by the persons listed. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if such person has the right to acquire such shares within 60 days of December 31, 2023. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days after of December 31, 2023 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Luokung Technologies, B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

Percentage ownership of the ordinary shares in the following table is based on 2,439,727 ordinary shares outstanding on December 31, 2023.

	Number of shares	Percent of class
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director (1)(2)	117,319	4.81%
Dongpu Zhang, President (3)	9,674	0.40%

(1)	Consists of (i) 16,795 ordinary shares owned directly by Charm Dragon International Limited, a British Virgin Islands company and (ii) 94,270 ordinary shares owned directly by Bravo First Development Limited, a British Virgin Islands company.

(2)	Mr. Xuesong Song is the controlling shareholder of Bravo First Development Limited. Mr. Xuesong Song is the sole director of Charm Dragon International Limited. Mr. Xuesong Song also owns all 10,417 of the Company’s outstanding preferred shares, and each preferred share has the right to 399 votes at a meeting of the shareholders of the Company. Mr. Song therefore is the controlling shareholder of the Company.

(3)	Consists of 9,674 ordinary shares owned directly by Genoa Peak Limited, a British Virgin Islands company. Mr. Dongpu Zhang controls Genoa Peak Limited.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Effective as of December 1, 2023, our board of directors adopted an erroneously awarded policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing rules introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, there is no outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

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

As of December 31, 2023, 2022 and 2021, the Company had amounts due to related parties, Mr. Song, in the amounts of $1.8 million, $0.9 million and $0.1 million, respectively. These amounts due to related parties are short term in nature, non-interest bearing, unsecured and payable on demand.

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

Not Applicable.

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

Our memorandum of association and articles of association authorize the issuance a maximum of 1,028,295,182 shares of par value US$0.0001 each, divided into (a) 1,000,000,000 ordinary shares of par value US$0.0001 each “Preferred Shares, and each, a “Preferred Share”); (c) 21,794,872 series A preferred shares of par value US$0.0001 each ("Series A Preferred Shares”, and each, an “Series A Preferred Share”); and (d) 1,500,310 series B preferred shares of par value US$0.0001 each (Series B Preferred Shares, and each, a “Series B Preferred Share”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of our company.

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

Series B Preferred Shares

Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Series B Preferred Share of our company confers on the holder:

(a) Subject to compliance with the requirements of the laws of the Hong Kong Special Administrative Region of the People’s Republic of China and other restrictions under the purchase agreement entered into by and among our company, Zhi-Xun Wang and Hong-Bin Lu (the “Parties”) and other parties named therein on August 27, 2019 and the supplemental agreement entered into by and among the Parties and other parties on October 11, 2019, the Series B Preferred Shares shall be redeemable at the option of holders of the Series B Preferred Shares by delivery of a written request to the Purchaser (“Redemption Request”) within the period from 6th month to 12th month after its issuance. Our company cannot reject such Redemption Request and shall make the best efforts to implement such redemption by paying cash within 10 working days after receipt of the Redemption Request. The redemption price for each Series B Preferred Share redeemed shall be an amount of USD equivalent to RMB28.75 per share plus an internal rate of return of 10% per year.

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

C. MATERIAL CONTRACTS

None.

D. EXCHANGE CONTROLS.

This section sets forth a summary of the most significant regulations or requirements that may affect (1) the import or export of capital, including the availability of cash and cash equivalents for use by the company’s group; and (2) the remittance of dividends, interest or other payments to nonresident holders of the company’s securities:

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment, promulgated in 2012 and latest amended in 2019, foreign exchange control measures related to foreign direct investment are improved, such as (1) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (2) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (3) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE.

The SAFE issued the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”) on March 30, 2015, and it became effective on June 1, 2015, was partially repealed on December 30, 2019, and was latest amended on March 23, 2023. The SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”) which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to the SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

In October 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”), which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), issued by SAFE in April 2020, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without prior provision of the evidentiary materials concerning authenticity to the bank for each transaction. The handling banks shall conduct spot checks afterwards in accordance with the relevant requirements. The interpretation and implementation in practice of the SAFE Circular 28 and SAFE Circular 8 are still subject to substantial uncertainties given they are newly issued regulations.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations relating to offshore investment

In July 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles (the “SPV”), by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

According to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular 13”), promulgated by SAFE in 2015 and latest amended in December 2019, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

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

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

As of December 31, 2023, we had a loan from Geely Technology which bears interest at a fixed rate of 8% per annum. If we borrow money with variable interest in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

Translation adjustments amounted to a $197,520 loss and $2,204,206 gain for the fiscal years ended December 31, 2023 and 2022, respectively. The Company translated balance sheet amounts with the exception of equity at December 31, 2023 at RMB 7.0827 to $1.00 as compared to RMB 6.9646 to $1.00 at December 31, 2022. The Company stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the fiscal years ended December 31, 2023 and 2022 were RMB 7.0467 and RMB6.7261 to US$1.00, respectively. So far, the PRC government has been able to manage a stable exchange rate between RMB and the U.S. Dollar. Our future downward translation adjustments may occur and can be significant due to changes in such exchange rate.

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

China consumer price index in December 2023 was 0.3% lower than that of the same period in 2022. China consumer price index in December 2022 was 1.8% higher than that of the same period in 2021. China consumer price index in December 2021 was 9.1% higher than that of the same period in 2020. China consumer price index in December 2020 was 6.7% higher than that of the same period in 2019. China consumer price index in December 2019 was 2.6% higher than that of the same period in 2018. The results of the PRC government’s actions to combat inflation are difficult to predict. Adverse changes in the Chinese economy, if any, will likely impact the financial performance of a variety of industries in China that use, or would be candidates to use, our software products and services.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other of our employees. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Management assessed our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2023 was not effective because of the following material weakness:

Lack of U.S. GAAP expertise. Although our accounting personnel are professional and experienced in accounting requirements and procedures generally accepted in the PRC, they do not have sufficient knowledge, experience and training in maintaining our books and records and preparing financial statements in accordance with U.S. GAAP. The staff needs additional training to become experienced in U.S. GAAP-based reporting, including the skills of U.S. GAAP-based period end closing, consolidation of financial statements, and U.S. GAAP conversion.

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

Attestation Report of Independent Registered Public Accounting Firm

As we are a smaller reporting company, this Annual Report on Form 20-F is not required to include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Messrs. Liangbin Yu qualifies as an audit committee financial expert. Our board of directors has determined that each of Messrs. Liangbin Yu, David Wei Tang, and Jin Meng Bryan Yap meets the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. We have posted the code on our website at http://www.luokung.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following is a summary of the fees billed to the Company by its principal independent registered accounting firm for professional services rendered for the years ended December 31, 2023 and 2022 (in US dollars):

	Year Ended December 31,
	2023		2022
Audit Fees	$		$
MSPC Certified Public Accountants and Advisors, PC (“MSPC”)				440,000
MRI Moores Rowland LLP (“MRI”)		400,000
Audit-Related Fees
MSPC		-		80,000
TOTAL		$400,000		$520,000

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2023. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

 ITEM 16J. INSIDER TRADING POLICIES

Not applicable

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. We continuously monitor the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

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
Xuesong Song
Chief Executive Officer (principal executive officer)

October 22, 2024

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
2.1*	English translation of Entrusted Management Agreement dated December 15, 2009 between Xi’an Softech Co., Ltd., Xi’an Kingtone Information Technology Co., Ltd. and the shareholders of Xi’an Kingtone Information Technology Co., Ltd.

2.2	Description of Registrant’s Securities [Incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F filed on May 14, 2021]

3.1	Form Amended and Restated Memorandum of Association and Articles of Association of Luokung Technology Corp.

4.1*	Asset Exchange Agreement by and between C Media Limited and the Company dated as of January 25, 2018.

4.2*	Securities Purchase Agreement by and among Redstone YYL Management Limited and five shareholders holding majority of the shares of the Company dated as of January 25, 2018.

4.3**	Exclusive Business Cooperation Agreement by and between Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.4**	Exclusive Option Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.5**	Equity Interest Pledge Agreement by and among Zhongchuan Tianxia Information Technology (Shenzhen) Co., Ltd., Xuesong Song, Weili Chen, Ping Wang, Donglai Liu, and Beijing Mobile Vision Technology Co., Ltd., dated August 31, 2015.

4.6	Addendum to Asset Exchange Agreement by and among the Company, Topsky Info-tech Holdings Pte Ltd. and C Media Limited, dated October 3, 2018. [Incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on October 4, 2018].

4.7	Stock Purchase Agreement, dated August 25, 2018, by and among the Company, LK Technology Ltd., and the shareholders listed therein. [Incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on August 27, 2018].

4.8**	Power of Attorney by Weili Chen, dated August 31, 2015.

4.9**	Power of Attorney by Ping Wang, dated August 31, 2015.

4.10**	Power of Attorney by Donglai Liu, dated August 31, 2015.

4.11**	Power of Attorney by Xuesong Song, dated August 31, 2015.

4.12**	Employment Agreement, dated August 19, 2018, between Luokung Technology Corp. and Xuesong Song.†

4.13	Amendment to Employment Agreement, dated June 8, 2021, between Luokung Technology Corp. and Xuesong Song.† [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on June 9, 2021].

4.14	Employment Agreement, dated June 6, 2023, by and between Luokung Technology Corp. and Jian Zhang.†

4.15	Securities Purchase Agreement with Honbridge Holdings Limited. [Incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 17, 2019].

4.16	Share Purchase Agreement as to the acquisition of Saleya. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on September 13, 2019].

4.17	Supplemental Agreement as to the acquisition of Saleya. [Incorporated by reference to the Company’s Report of Foreign Private Issuer t on Form 6-K filed on October 17, 2019.]

4.18	English translation of Share Subscription Agreement with Geely Technology Group Co., Ltd. [Incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

Exhibit Number	Description

4.19	English translation of Loan Agreement with Hangzhou Maijie Investment Co., Ltd. [Incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.20	Securities Purchase Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2019].

4.21	Warrant Agreement with Acuitas Capital, LLC. [Incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2019].

4.22	2018 Omnibus Incentive Plan of the Company. [Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form S-8 filed on April 17, 2020].

4.23	English translation of Preferred Stock Subscription Agreement and Supplemental Agreement with Daci Haojin Foundation Limited. [Incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on June 29, 2020].

4.24	English translation of Share Purchase Agreement dated as of March 29, 2022 with iTraffic, Inc. [Incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on April 1, 2022].

4.25	Amended and Restated 2018 Omnibus Equity Plan [Incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on August 30, 2022].

8.1	List of Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics. [Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 24, 2019].

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

13.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

97.1	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on February 9, 2018 and incorporated herein by reference.

**	Previously filed as exhibits to the Company’s Annual Report on Form 20-F filed with the Commission on October 12, 2018

†	Indicates management contract or compensatory plan, contract or arrangement.

Luokung Technology Corp. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Luokung Technology Corp. and Subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 21, 2024, expressed an adverse opinion.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying financial statements, the Company incurred losses for the year ended December 31, 2023, net current liabilities of the Company amounted to $84,146,605 as of December 31, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

MRI Moores Rowland LLP (T14LL1146H)

72 Anson Road #07-04 Anson House, Singapore 079911

Web www.mooresrowland.sg Tel + 65 6221 6116

Offices in

Australia | China | Hong Kong | India | Indonesia | Japan | Malaysia | Philippines | Singapore | Taiwan | Tajikistan | Thailand | Vietnam

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

Valuation of Goodwill and Intangible Assets

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements, as of December 31, 2023, the Company’s goodwill and intangible assets were $377,665 and $43,329,144, respectively. As disclosed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment and intangible assets are tested for impairment when events and circumstances exist that indicate the carrying value of intangibles may not be recoverable.

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

How We Addressed the Matter in Our Audit

Our audit procedures related to valuation of goodwill and intangible assets to address this critical audit matter included the following, among others:

●	We obtained an understanding and evaluated the operating design effectiveness of controls over the Company’s goodwill and intangible assets valuation process.

●	We evaluated reasonableness of valuation methodologies and the significant assumptions and underlying data used by the Company, including forecasted revenue based on expected growth rate, new contracts and operating margins.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

Allowance for Expected Credit Losses

Critical Audit Matter Description

At December 31, 2023, the Company’s accounts receivable and other receivables were $25,182,891 and $22,630,450, respectively, and the allowances for expected credit loss reserve (“ECL”) related to the accounts receivable and other receivables balances were $21,833,387 and $18,511,411, respectively. As explained in Note 2 to the consolidated financial statements, the Company estimates its ECL primarily using an expected loss model that considers the likelihood of default and expected loss given default for an individual customer or other debtors.

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

Revenue recognition

Critical Audit Matter Description

For the financial year ended December 31, 2023, the Company’s revenue of US$10,236,235 mainly generated from Smart Transportation revenue stream. As explained in Note 2 to the consolidated financial statements, the Company provides the following services within Smart Transportation, which are Map data licensing, Autonomous driving simulation & verification test and Map service platform local deployment. The accounting policies for revenue recognition and contract liabilities are set out in Note 2 to the consolidated financial statements and the various revenue streams for the Company.

The revenue recognition is the critical audit matters as there is an elevated inherent risk around the accuracy of amounts recorded as revenue due to different revenue recognition policies for rendering of services (over time) and sale of goods/license (point in time).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Luokung Technology Corp.

How We Addressed the Matter in Our Audit

Our audit procedures related to revenue to address this critical audit matter included the following, among others:

●	We obtained an understanding of the nature of the various revenue streams and the related billing and revenue recording processes, systems and controls.

●	We tested, on a sample basis, over time and point in time revenue transactions recorded throughout the year. This testing included assessing, the validity of an underlying arrangement with the customer; the amounts invoiced to customers in accordance with the Company’s approved pricing list; and the timing of revenue recognition for each revenue contract based on completed performance obligations and the Company’s revenue recognition policy.

Impairment of other assets

Critical Audit Matter Description

At December 31, 2023, the Company’s other assets were $4,843,393, and the other assets were fully impaired as at year end. The accounting policies for other assets and management’s assessment on impairment are set out in Note 2 and Note 8 to the consolidated financial statements, respectively.

Other assets include art pieces, which are recorded at cost, including the purchase price and any directly attributable costs necessary to bring the asset to its intended location and condition for use. These items are considered long-term assets as they are not held for sale in the ordinary course of business. The Company does not depreciate art pieces, as they are considered to have an indefinite useful life. Periodically, the Company reviews the carrying value of these assets to determine if any indicators of impairment exist. If indicators of impairment are present, the Company estimates the recoverable amount of the asset. An impairment loss is recognized in the statement of operations if the carrying amount of the art piece exceeds its recoverable amount.

Impairment assessment for art pieces is a critical audit matter given the elevated and significant inherent risks associated with the subjective valuation method for the art pieces.

How We Addressed the Matter in Our Audit

Our audit procedures related to impairment of other assets to address this critical audit matter included the following, among others:

●	We obtained an understanding of the nature of the other assets, the valuation method, and management’s judgements.

●	We performed an independent search to determine if there is an active market for those art pieces and any qualified valuer available to value those art pieces.

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

How We Addressed the Matter in Our Audit

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

●	We identified the conditions and events noted above that indicate there is substantial doubt about the Company’s ability to continue as a going concern.

●	We evaluated management’s plans in connection with its intent to improve the business operation including cost cutting measurements and raise additional debt and equity financing and reviewed management’s forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date.

●	We also reviewed and evaluated the consolidated financial statement presentation and disclosure regarding the substantial doubt about the ability of the Company to continue as a going concern.

/S/ MRI MOORES ROWLAND LLP

Public Accountants and Chartered Accountants

Singapore, October 22, 2024

We have served as the Company’s auditor since 2023

PCAOB ID : 06955

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

New York, New York

May 15, 2023

PCAOB ID : 717

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash	$83,986	$1,264,881
Restricted cash	462,300	-
Accounts receivable, net of allowance for expected credit losses	3,349,504	7,283,566
Other receivables and prepayment, net	2,805,669	36,203,895
Amounts due from associate	447,265	-
Notes receivable	-	73,328
Total current assets	7,148,724	44,825,670
Non-current assets:
Property and equipment, net	1,082,000	3,523,810
Intangible assets, net	43,329,144	87,659,719
Goodwill	377,665	80,294,407
Investment	707,430	426,923
Right-of-use assets	744,210	2,725,777
Deferred tax assets	-	327,730
Other assets	-	4,849,175
Other receivables, net (long term)	248,569	9,003,964
Total non-current assets	46,489,018	188,811,505
TOTAL ASSETS	53,637,742	233,637,175
Liabilities
Current liabilities:
Accounts payable	8,234,891	8,091,759
Accrued liabilities and other payables	89,244,659	82,095,458
Amounts due to associate	35,334	-
Contract liabilities	682,534	2,066,634
Lease liabilities – current portion	730,304	1,665,410
Amounts due to related parties	1,812,745	912,351
Total current liabilities	100,740,467	94,831,612
Non-current liabilities:
Lease liabilities – non-current portion	62,528	1,148,526
Accrued liabilities and other payables	3,291,721	3,347,540
Deferred tax liabilities	2,566,980	-
Total non- current liabilities	5,921,229	4,496,066
TOTAL LIABILITIES	106,661,696	99,327,678

Commitments and contingencies

Mezzanine equity
Redeemable preferred shares, $2.4 par value, 90,812 shares authorized, issued and outstanding at December 31, 2023 and 2022	10,204,326	10,204,326

Shareholders’ Equity

Share capital
Preferred shares, $2.4; 10,417 shares authorized, issued and outstanding at December 31, 2023 and 2022	25,000	25,000
Ordinary shares, $2.4 par value; 125,000,000 shares authorized; 2,439,727 and 2,052,078 shares issued and outstanding at December 31, 2023 and 2022	5,855,345	4,924,987
Additional paid-in capital	348,787,846	343,901,804
Accumulated deficit	(416,581,282)	(235,249,958)
Accumulated other comprehensive income/(loss)	536,155	542,969

Total (deficit)/equity attributable to owners of the company	(61,376,936)	114,144,802
Non-controlling interest	(1,851,344)	9,960,369

Total Shareholders’ (Deficit)/Equity	(63,228,280)	124,105,171

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$53,637,742	$233,637,175

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2022	2021
Revenues	$10,236,235	$93,593,186	$145,067,965
Less: Cost of revenues	5,630,725	77,941,665	129,026,086
Less: Operating expenses:
Selling and marketing	2,248,912	5,656,184	6,057,161
General and administrative	138,804,958	20,886,621	24,877,728
Allowance for expected credit losses	19,665,470	(222,967)	5,249,448
Research and development	25,180,425	49,873,652	45,476,113
Total operating expenses	185,899,765	76,193,490	81,660,450
Loss from operations	(181,294,255)	(60,541,969)	(65,618,571)
Other (expense)/income:
Interest expense	(3,500,336)	(3,363,106)	(4,122,434)
Foreign exchange gains/(losses), net	183,042	(294,750)	(70,776)
Gain from investment	5,546,204	9,100	-
Other income, net	99,089	10,037,660	214,459
Total other (expense)/income, net	2,327,999	6,388,904	(3,978,751)
Loss before income taxes	(178,966,256)	(54,153,065)	(69,597,322)
Income tax (expense)/benefit	(2,755,973)	3,941,324	8,126,337
Net loss	$(181,722,229)	$(50,211,741)	$(61,470,985)
Less: Net loss/(income) attributable to non-controlling interest	390,905	(2,327,941)	(7,330,267)
Net loss attributable to owners of the Company	$(181,331,324)	$(52,539,682)	$(68,801,252)
Comprehensive loss:
Net loss	(181,722,229)	(50,211,741)	(61,470,985)
Other comprehensive income/(loss):
Foreign currency translation adjustment	(192,501)	2,204,206	(58,700)
Comprehensive loss	$(181,914,730)	$(48,007,535)	$(61,529,685)
Less: Comprehensive (loss)/income attributable to the non-controlling interest	185,687	(68,475)	(10,084)
Comprehensive loss attributable to owners of the Company	$(181,729,043)	$(48,076,010)	$(61,539,769)

Net loss per ordinary share:
Basic and Diluted	$(81.55)	$(29.76)	$(49.30)

Weighted average number of ordinary shares outstanding: Basic and Diluted	2,223,447	1,765,374	1,395,447

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	Equity
Balance as of December 31, 2020	239,770,000	$2,397,701	2,500,310	$25,003	$154,767,209	$(113,242,512)	$(1,523,978)	$66,356	$42,489,779

Issuance of ordinary shares	138,660,796	1,386,607	-	-	174,032,100	-	-	-	175,418,707

Redemption of preferred shares	-	-	(1,500,310)	(15,003)	(6,123,201)	-	-	-	(6,138,204)

Dividends of Preferred Shares	-	-	-	-	-	(666,512)	-	-	(666,512)

Net loss	-	-	-	-	-	(68,801,252)	-	7,330,267	(61,470,985)

Acquisition of subsidiaries	7,111,428	71,114	-	-	(6,353,132)	-	-	(10,966)	(6,292,984)

Contribution								362,575	362,575

Foreign currency translation adjustment	-	-	-	-	-	-	(68,784)	10,084	(58,700)

Balance as of December 31, 2021	385,542,224	$3,855,422	1,000,000	$10,000	$316,322,976	$(182,710,276)	$(1,592,762)	$7,758,316	$143,643,676

Issuance of ordinary shares	106,956,464	1,069,565	-	-	27,286,328	-	-	-	28,355,893

Issuance of preferred shares			1,500,000	15,000	292,500				307,500

Net loss	-	-	-	-	-	(52,539,682)	-	2,327,941	(50,211,741)

Acquisition of subsidiaries	-	-	-	-	-	-	-	(194,363)	(194,363)

Foreign currency translation adjustment	-	-	-	-	-	-	2,135,731	68,475	2,204,206

Balance as of December 31, 2022	492,498,688	$4,924,987	2,500,000	$25,000	$343,901,804	$(235,249,958)	$542,969	$9,960,369	$124,105,171

Reverse split	(501,254,300)		(2,489,583)

Issuance of ordinary shares	11,195,339	930,358	-	-	7,561,742	-	-	-	8,492,100

Net loss	-	-	-	-	-	(181,331,324)	-	(390,905)	(181,722,229)

Loss of control over subsidiaries	-	-	-	-	(2,675,700)	-	-	(11,235,121)	(13,910,821)

Foreign currency translation adjustment	-	-	-	-	-	-	(6,814)	(185,687)	(192,501)
Balance as of December 31, 2023	2,439,727	$5,855,345	10,417	$25,000	$348,787,846	$(407,381,356)	$531,136	$(1,851,344)	$(63,228,280)

See accompanying notes to the consolidated financial statements

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(181,722,229)	$(50,211,741)	$(61,470,985)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	14,685,319	17,142,292	13,432,153
Amortization of right-of-use assets	1,279,944	1,607,244	1,148,071
Exchange difference	-	-	70,777
(Gain)/loss on disposal of property and equipment	(39,736)	-	107,495
Allowance for expected credit losses	19,665,470	(222,967)	5,249,448
Share-based compensation expense	8,492,100	18,342,333	21,186,441
Gain on disposal of subsidiaries	(5,655,611)	-	-
Gain on derecognition of lease	(25,502)	-	-
Write-off of accounts and other payables	-	-	(1,355)
Impairment of intangible assets	30,967,130	-	-
Impairment of goodwill	79,916,742	1,854,221	1,994,986
Impairment of property and equipment	97,500	162,544	-
Impairment on associate	7,565,680
Impairment of other asset state at cost	4,843,393	-	-
Deferred income taxes	2,736,311	(3,950,202)	(8,222,748)
Changes in assets and liabilities:
Accounts receivable	2,268,320	8,296,578	(8,003,940)
Notes receivable	-	561,392	(664,448)
Other receivables and prepayment	(7,174,001)	(922,812)	(23,049,706)
Accounts payable	1,644,686	(390,793)	100,905
Accrued liabilities and other payables	23,063,817	(9,457,741)	4,547,481
Contract liabilities	(88,782)	682,211	702,595
Lease liability	(1,350,091)	(1,341,431)	(997,298)
Tax payable	(1,591,301)	(16,685)	(1,126)
Inventories	-	(4,968)	83,295
Net cash used in operating activities	(420,841)	(17,870,525)	(53,787,959)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(28,431)	(424,872)	(1,541,831)
Purchase of other assets	-	(725,966)	(4,150,786)
Partial payment made for acquisition of a subsidiary	-	-	(67,957,424)
Cash outflow from loss of control of subsidiaries	(408,150)	-	-
Purchase of investments	-	-	(439,502)
Deposit for investments	-	-	(6,435,734)
Proceeds from disposal of property and equipment	-	-	155
Business acquisitions, net of cash acquired	-	216,641	2,128,637
Net cash used in investing activities	(436,581)	(934,197)	(78,396,485)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from (repayment to) related parties	624,742	(326,458)	1,090,770
Additional capital investment from minority shareholders	-	-	378,207
Payment of preferred stock dividends	-	-	(666,512)
Redemption of preferred stock	-	-	(6,123,201)
Proceeds from issuance of debt	-	-	-
Proceeds from issuance of shares	-	7,420,000	154,231,470
Net cash provided by financing activities	624,742	7,093,542	148,910,734

Effect of foreign exchange rate changes	(485,915)	(3,819,202)	(2,820)

Net (decrease) increase in cash	(718,595)	(15,530,382)	16,723,470
Cash and restricted cash at beginning of the year	1,264,881	16,795,263	71,793

Cash and restricted cash at end of the year	$546,286	$1,264,881	$16,795,263

Supplemental cash flow disclosures:
Cash paid for amounts included in the measurement of lease liabilities	(1,350,091)	(1,341,431)	(997,298)
Interest paid	-	-	119,814
Income taxes paid	-	-	-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	83,986	1,264,881	16,443,929
Restricted cash	462,300	-	351,334
Total cash, and restricted cash	$546,286	1,264,881	16,795,263
Non- cash investing and financing transaction:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-	-
Share-based compensation expense	8,492,100	18,034,833	21,186,441

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

As of December 31, 2023, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
LK Technology Ltd.	Mar-3- 11	BVI	100%
Dream Beyond Global Limited	Dec-12- 18	BVI	100%
Superengine Holding Limited	Jun-14- 18	BVI	100%
Saleya Holding Limited(1)	Apr-6- 06	BVI	100%
MMB Limited	Apr-11- 13	Hong Kong	100%
Mobile Media (China) Limited	Nov-6- 07	Hong Kong	100%
Beijing Luokuang Spatial-Temporal Data Technology Co., Ltd.	Feb-1- 13	PRC	100%
Shenzhen Luokung Technology Co., Ltd.	Dec-23- 10	PRC	100%
Yunnan Luokung Technology Co., Ltd.	Jul-7- 21	PRC	100%
DMG Infotech Co., Ltd(1)	Oct-20- 06	PRC	100%
Jiangsu Zhong Chuan Rui You Information and Technology Co., Ltd. (“Zhong Chuan Rui You”)	May-26- 11	PRC	100%
Huoerguosi Luokung Information and Technology Co., Ltd.	Jul-19- 17	PRC	100%
Shenzhen Jiu Zhou Shi Dai Digital and Technology Co., Ltd.	Nov-26- 04	PRC	100%
Shanghai PICO AI Technology Co., Ltd.	Jul-23- 21	PRC	100%
Luokung Zhitong Technology Co., Ltd.	May-18- 20	PRC	51%
Beijing Yuanli Anda Technology Co., Ltd.	Jun-13- 18	PRC	51%
BOTBRAIN AI LIMITED	May-22- 19	BVI	67.36%
BOTBRAIN LIMITED	Sep-10- 19	Hong Kong	67.36%
Beijing BotBrain AI Information Technology Ltd.	Jan-14- 20	PRC	67.36%
Yunnan eMapgo Technologies Co., Ltd.	May-10-22	PRC	100%
Beijing Luokung Zhishang Cateing Management Co., Ltd.	Mar-16-22	PRC	100%
Pinkong Partner Ltd.	Jun-24-21	BVI	75%
PICO AI Ltd.	Jul-14-21	BVI	75%
PICO AI HongKong Limited	Jul-20-21	Hong Kong	75%
PicoAI US Inc.	Aug-26-21	U.S.A	52.5%

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership

VIEs:
Beijing Zhong Chuan Shi Xun Technology Co., Ltd. (“Zhong Chuan Shi Xun”)	May-17- 04	PRC	100%
Beijing BotBrain AI Technology Co., Ltd. (“Beijing BotBrain”)	Jan-18- 16	PRC	67.36%
eMapgo Technologies (Beijing) Co., Ltd. (1) (“EMG”)	Mar-12- 04	PRC	100%

(1)	VIE agreements entered into on March 17, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Going concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses for the past three years and as of December 31, 2023, net current liabilities of the Company amounted to $93,591,743. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to meet its cash requirements for the 12 months after the issuance date of this report through a combination of debt and equity financing. On March 27, 2023, the Company signed a shares subscription agreement with a strategic investor, CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED, pursuant to which the Company agreed to issue a total of 5,469,019 restricted ordinary shares for an aggregate of $220 million of investment. The closing of the investment is in two tranches. The first tranche of $22 million is expected be within 30 working days from the date of the Share Subscription Agreement, and the remaining $198 million is expected to be within 60 days thereafter. The share subscription agreement between the Company and strategic investor CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED remains valid. The total subscription amount is expected to decrease from the original $220 million to $50 million, with the subscription price remaining unchanged. We anticipate signing a supplemental agreement with Orient Asset within the next three months. In addition, the Company is actively negotiating a debt-to-equity conversion plan with creditors to reduce the company's debt burden.

As of the reporting date, subsidiaries like Zhong Chuan Shi Xun and Beijing Luokung have completed a new round of layoffs, and eMapgo will also complete a new round of layoffs this month.

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

Restricted cash

Restricted cash represents the Company is currently involved in litigations, which has resulted in the freezing of its bank accounts. At December 31, 2023 and 2022, restricted cash amounted to $462,300 and $ nil, respectively.

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

Cash and cash equivalents

Cash primarily consists of cash on hand and deposits in bank accounts. As of December 31, 2023 and 2022, the Company had no cash equivalents, such as money market funds, investments in interest-bearing demand deposit accounts, time deposits, or highly liquid investments with original maturities of three months or less from the date of purchase.

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

Other assets

Other assets include art pieces, which are recorded at cost, including the purchase price and any directly attributable costs necessary to bring the asset to its intended location and condition for use. These items are considered long-term assets as they are not held for sale in the ordinary course of business. The Company does not depreciate art pieces, as they are considered to have an indefinite useful life. Periodically, the Company reviews the carrying value of these assets to determine if any indicators of impairment exist. If indicators of impairment are present, the Company estimates the recoverable amount of the asset. An impairment loss is recognized in the statement of operations if the carrying amount of the art piece exceeds its recoverable amount.

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

In 2023 and 2022, the Company performed a qualitative assessment for goodwill and evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, and financial performance. The Company concluded that it is necessary to perform a quantitative assessment. The Company completed the quantitative goodwill impairment assessment based on the discounted future cash flows that the reporting units are expected to generate and determined after evaluating the results, events and circumstances, that the carrying values of the reporting units exceeded their fair values. Therefore, the Company recorded impairment on goodwill of $79,916,742 of Zhong Chuan Rui You, SuperEngine and Saleya for the year ended December 31, 2023 and $1,854,221 of Botbrain for the year ended December 31, 2022.

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

As of December 31, 2023 and 2022, the Company assessed the impairment of its long-lived assets and identified impairment indications. For intangible assets, the impairment loss was $30,967,130, $nil and $nil for the years ended 2023, 2022 and 2021, respectively.

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

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

Internet LBS and related smart industry advertising

Advertising services  LBS Business

Zhong Chuan Rui You and Beijing Wave Function Culture Development Co., Ltd (“Wave Function”) derive revenue from the provision of user acquisition services to their advertisers on the strength of the LBS services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of their advertising services throughout the contract period. There was no such revenue generated in 2023 due to Zhong Chuan Rui You suspended its business and Wave Function was deconsolidated as a result of termination of persons acting in concert agreement which was entered into by Zhong Chuan Rui You and certain shareholder as of January 5, 2023.

Software and services

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd (“Superengine”) generates revenues primarily in the form of sale of a software license and provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to its customers. Term license fees and royalties are recognized over time throughout the contract period.

Technology support service revenue is recognized over time as the services are performed because the customer receives and consumes the benefit of its performance throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. SuperEngine bills for the services it has performed in accordance with the terms of the contract. It recognizes the revenues associated with these professional services as it delivers the services to the customers. There was no such revenue generated as Superengine was liquidated in 2023.

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

Contract liabilities represent prepayments from customers and are recognized as revenue when the services are rendered.

The following table shows the amount of revenue recognized that was included in contract liabilities as at December 31, 2022 and 2023:

Revenue recognised in 2022	$(389,238)
Increase in contract liabilities	1,036,139
Exchange difference	(155,334)
December 31, 2022	2,066,634

Revenue recognised in 2023	(339,199)
Increase in contract liabilities	257,826
Write off	(1,275,161)
Exchange difference	(27,566)
December 31, 2023	$682,534

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line for the years ended December 31, 2023, 2022 and 2021.

	Fiscal Year Ended December 31,
	2023	2022	2021
	(dollars in thousands)
Revenues
Advertising	$-	$81,008	$131,423
Software and services	-	508	4,545
Smart transportation	10,075	12,077	9,100
Others	161	-	-

Total revenues	$10,236	$93,593	$145,068

Advertising	-	86.6%	90.6%
Software and services	-	0.5%	3.1%
Smart transportation	98.4%	12.9%	6.3%
Smart transportation	1.6%	-	-
Others	-	-	-

Total	100.0%	100.0%	100.0%

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

Basic net loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares, ordinary shares equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive ordinary shares consist of the ordinary shares issuable upon the exercise of ordinary shares warrants (using the treasury stock method). Ordinary shares equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. Nil and 7,803,132 shares that would be issued upon exercise of the warrants in 2023 and 2022, respectively, are not included in EPS as their exercise would be anti-dilutive. The following is a table of basic and diluted net loss per share:

	Year Ended December 31,
	2023	2022	2021
Net loss available to owners of the Company for basic and diluted net loss per share of ordinary shares	$(181,331,324)	$(52,539,682)	$(68,801,252)
Weighted average ordinary stock outstanding - basic and diluted	2,223,447	1,765,374	1,395,447
Net loss per ordinary share attributable to owners of the Company - basic and diluted	$(81.55)	$(29.76)	$(49.30)

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of income tax expense. For years ended December 31, 2023, 2022 and 2021, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to our chief operating decision maker, who is our Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The Company had one single operating and reportable segment for the years ended December 31, 2023, 2022 and 2021. All the Company’s customers and virtually all of its assets are located in the PRC, therefore, no geographical segment information is presented.

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

Leases

According to FASB ASC 842 “Leases”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that have a lease term of 12 months or less. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance. Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

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

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2023, 2022 and 2021, advertising costs amounted to $nil, $58,075 and $915,203, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2023, 2022 and 2021 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, accounts receivable and other receivables. While the cash maintained in banks in China is uninsured, these financial institutions all have high credit and quality ratings in China. For the year ended December 31, 2023, one customer accounted for 50.0% of total revenue. For the year ended December 31, 2022, three customers accounted for 53.0% of total revenue. For the year ended December 31, 2021, two customers accounted for 32% of total revenue. At December 31, 2023 and 2022, the Company had credit risk exposure of uninured cash in banks of $546,286 and $1,264,881, respectively. The Company does not require collateral to support financial instruments that are subject to credit risk

The net sales to customers representing at least 10% of net total sales are as follows:

	Year Ended December 31,
Customer	2023	2022	2021
A	50%	-	-
B	-	25%	-
C	-	16%	-
D	-	12%	-
E	-	-	18%
F	-	-	13%

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2023	2022
A	46%	-
G	16%	-
H	-	21%
I	-	33%

Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements. The amendments in this update modify the disclosure or presentation requirements of a variety of topics in the codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. The adoption of the amendment will occur on a prospective basis. The amendments in this ASU will be effective for public business entities on the effective date of the SEC’s removal of the related disclosures from Regulation S-X or Regulation S-K. If the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K by June 30, 2027, the amendments will not become effective for any entity. The Company is currently evaluating the impacts of the provisions of ASU 2023-06.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new guidance requires enhanced disclosures about significant segment expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on our segment disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for public business entities for annual periods beginning after December 15, 2024, and for private entities for annual periods beginning after December 15, 2025, on a prospective basis. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

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

NOTE 4 – INCOME TAX

At December 31, 2023, the Company had unused net operating loss carryforwards of approximately $146,502,477 for income tax purposes, which expire between 2024 and 2028. At December 31, 2023, 2022 and 2021, these net operating losses carryforwards may result in future income tax benefits of $27,344,855, $25,506,592 and $21,953,981, respectively.

Valuation allowances provided against the deferred tax assets are mainly related to the net operating loss carry forwards, as the Company’s management believes that only a portion of the deferred tax benefit is more likely than not to be realized based on the Company’s forecasts of future taxable income. The amount of the valuation allowance as of December 31, 2023 and 2022 was $21,852,415 and $16,007,067, respectively. In making such determination, the Company considered factors including future taxable income as a result of the business development exclusive of reversing temporary differences and tax loss carry forwards per the Company’s projections.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Deferred tax liabilities arising from acquisitions of subsidiaries	$(8,059,420)	$(9,171,795)
Deferred tax asset
Net operating loss carryforward	27,344,855	25,506,592
Valuation allowance	(21,852,415)	(16,007,067)
Net deferred tax asset	5,492,440	9,499,525
Net deferred tax (liabilities) / assets	(2,566,980)	327,730

Movement of valuation allowance

	December 31, 2023	December 31, 2022
At the beginning of the year	$16,007,067	$14,570,809
(Disposal)/acquisition of subsidiary	(1,922,938)	-
Current year addition	5,320,259	4,549,975
Expired	(3,449,447)	(134,802)
Exchange difference	(436,873)	(2,048,140)
Over provided in last year	2,327,262	1,185,578
Disposed/(recognised) during the year	4,007,085	(2,116,353)
At the end of the year	21,852,415	16,007,067

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2023, 2022 and 2021. Three of our subsidiaries qualify as high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until December 12, 2023 to November 2, 2025, respectively. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2023, 2022 and 2021.

A reconciliation of the income tax benefit to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Loss before income taxes	$(178,966,256)	$(54,153,065)	$(69,597,322)
Tax loss at the PRC statutory tax rate of 25%	44,741,563	13,538,266	17,399,330
Taxable items	-	(3,532,743)	-
Deductible items	-	3,470,728	-
Non-deductible items	(34,857,419)	-	(20,201,962)
Non-taxable items	483,407	-	19,124,786
Change in valuation allowance	(9,188,608)	(1,957,164)	(697,508)
Effect of different tax rates in other jurisdictions	(2,690,108)	(5,588,499)	(8,043,850)
Effect of 15% preferential rate for certain PRC subsidiaries	(1,244,808)	(1,989,264)	545,541
Income tax benefit	(2,755,973)	3,941,324	8,126,337

NOTE 5 – ACCOUNTS RECEIVABLE

At December 31, 2023 and 2022, accounts receivable consisted of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	$25,182,891	$28,383,755
Less: allowance for expected credit losses	(21,833,387)	(21,100,189)
	$3,349,504	$7,283,566

During the years ended December 31, 2023, 2022 and 2021, allowance for expected credit losses (recovery) amounted to $1,081,695, $(1,167,837) and $235,464 respectively and was recorded in general and administrative expenses.

NOTE 6 – OTHER RECEIVABLES AND PREPAYMENT

At December 31, 2023 and 2022, other receivables and prepayment consisted of the following:

	December 31, 2023	December 31, 2022
Current
Advances to suppliers	$1,215,242	$1,534,605
VAT recoverable (1)	887,864	1,378,449
Advances to business partners(2)	9,287,616	34,499,312
Others(3)	6,944,699	5,953,078
Other receivable from investors	7,001,129	6,715,893
	25,336,550	50,081,337
Less: allowance for expected credit losses
Advances to suppliers	(1,025,374)	(30,429)
Advances to business partners	(9,287,616)	(3,006,728)
Others(3)	(5,216,762)	(5,391,263)
Other receivable from investors	(7,001,129)	(5,449,022)
	$(22,530,881)	(13,877,442)
Non-current
Loans to employees	205,521	228,274
Deposit for equity investment (4)	9,710,000	8,700,000
Loan to minority shareholders (5)	423,567	673,247
Other	70,389	71,582
	10,409,477	9,673,103
Less: allowance for expected credit losses
Loans to employees	(45,390)	-
Deposit for equity investment (4)	(9,710,000)	-
Loan to minority shareholders (5)	(405,518)	(669,139)
	$248,569	9,003,964

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

(2)	Business partners mostly include suppliers. As of December 31, 2023, the advance to a third party business partner is unsecured, is repayable before December 31, 2024. The Company has assessed the recoverability of this advance based on various factors, including the financial condition of the business partner, past repayment history, and any relevant market conditions. After careful consideration, the Company determined that an impairment was necessary for the year 2023. The total impairment recognized for the advance amounts to $9,287,616, reflecting the company's judgment that full recovery may not be probable under the current circumstances.

(3)	Others mainly consist of partial consideration of amounting to $2,502,000 of issuing the Company’s shares for equity investment, the Company recognized a full impairment of $2,502,000 on this investment in 2023, as its carrying value exceeded the recoverable amount based on current market conditions and future projections. Loan to certain non-controlling shareholders of BotBrain amounting to $667,028 and it’s been written off as a bad debt in 2023.

(4)	In 2023 and 2022, deposit for equity investment represents an intended investment in 100% equity interest of Dinoplus Ai Holdings Limited and 1.364% equity interest of Beyond Net Service Limited. The investments are carried at cost and assessed for impairment when there are indications that the fair value does not exceed the carrying value. For the year 2023, the Company evaluated the investments' performance, market conditions, and financial health of the investees. After thorough assessment, the Company identified impairment indicators, including decline in business prospects and unfavorable market conditions, that suggested the carrying value may not be recoverable. As a result, an impairment charge of $9,710,000 was recognized for the year 2023. This reflects the company's judgment that the fair value of the investments is lower than their carrying amount.

(5)	The minority shareholders pledged their shares in LKCO for the interest-free loans which are repayable in 2024. The Company has evaluated the recoverability of these loans based on the financial performance of LKCO, the value of the pledged shares, and the repayment capacity of the minority shareholders and determined that an impairment of $405,518 for the year 2023.

During the years ended December 31, 2023, 2022 and 2021, allowance for expected credit losses/(recovery) amounted to $$18,578,757, $1,697,978 and $5,013,984, respectively and was recorded in general and administrative expenses.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2023 and 2022, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2023	2022
Wi-Fi equipment	3 Years	$-	$-
Vehicles	5 Years	260,627	386,255
Office and other equipment	3 – 5 Years	4,125,290	6,251,261
		4,385,917	6,637,516
Less: accumulated depreciation and impairment		(3,303,917)	(3,113,706)
		$1,082,000	$3,523,810

For the years ended December 31, 2023, 2022 and 2021, depreciation expense amounted to $1,336,842, $1,905,226 and $756,464, respectively, of which $179,621, $990,818 and $40,485, respectively, was included in cost of revenue, and $48,870, $33,421 and $12,735, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense and research and development expenses.

The Company recognized an impairment loss on property and equipment of $62,803, $162,544 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8– OTHER ASSET

At December 31, 2023 and 2022, other asset consisted of the following:

	December 31,	December 31,
	2023	2022
Art pieces	$4,843,393	$4,849,175
Less: impairment	(4,843,393)	-
	$-	$4,849,175

The Company determined that an impairment charge was necessary to impair off the value of all art pieces held by the company. This decision was based on a comprehensive evaluation of market conditions, the liquidity of the art assets, and the alignment of these holdings with the company's goals. After considering various factors, including the current market value of these assets, future projections, and the Company's operational focus, it was concluded that retaining these art pieces no longer provided financial value. As a result, an impairment was recognized to reflect the fair value of the assets as of the reporting date.

NOTE 9 – INVESTMENT

At December 31, 2023 and 2022, investment consisted of the following:

	December 31,	December 31,
	2023	2022
Investment in associate	$	$
Hainan Free Flow Transportation Technology Co., Ltd.	-	126,923
Nanjing Antong Air Emergency Data Co., Ltd.	148,014	148,014
Nanjing Weida Electronic Technology Co., Ltd.	151,986	151,986
Beijing Wave Function	4,769,459	-
Yunnan Wave Function	3,165,196	-
Da Tong	616,717	-
	8,851,372	426,923
Less: impairment
Nanjing Antong Air Emergency Data Co., Ltd.	(148,014)	-
Nanjing Weida Electronic Technology Co., Ltd.	(151,986)	-
Beijing Wave Function	(4,163,024)	-
Yunnan Wave Function	(3,064,201)	-
Da Tong	(616,717)	-
	(8,143,942)	-
	$707,430	$426,923

In accordance with ASC Topic 323, the Company elected to measure such investments under the equity method, the Company records its proportionate share of the net income or loss of the associate in the consolidated statements of income (loss) and adjusts the carrying value of the investment on the balance sheet accordingly. Dividends received from the associate reduce the carrying amount of the investment. The Company evaluates its investment in associate for impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. If a decline in value is determined to be other-than-temporary, the investment is written down to its fair value, and an impairment loss is recognized in the consolidated statement of income (loss). The Company determined that the impairment was $8,143,942 and $nil as of December 31, 2023 and 2022.

NOTE 10 – INTANGIBLE ASSETS, NET

	As of December 31, 2023
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$268,269	$(238,584)	$29,685
Copyright	847,181	(847,181)	-
Trademarks	21,123,053	(7,596,522)	13,526,531
Customer relationship	1,044,928	(335,309)	709,619
Technology	51,783,276	(22,719,967)	29,063,309
Patents	54,070,987	(54,070,987)	-
	$129,137,694	$(85,808,550)	$43,329,144

	As of December 31, 2022
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
Software	$276,249	$(224,608)	$51,641
Copyright	847,181	(169,436)	677,745
Trademarks	21,143,485	(4,711,018)	16,432,467
Customer relationship	1,044,928	(182,861)	862,067
Technology	51,783,276	(12,945,821)	38,837,455
Patents	54,564,831	(23,766,487)	30,798,344
	$129,659,950	$(42,000,231)	$87,659,719

Amortization expense of intangible assets was $13,348,477, $15,237,066 and $12,675,687 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, future minimum amortization expenses in respect of intangible assets are as follows:

Year ending December 31,
2024	$8,831,721
2025	8,802,036
2026	8,802,036
2027	8,802,036
2028	3,673,200
Thereafter	4,418,115
$43,329,144

NOTE 11 – GOODWILL

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

	December 31,	December 31,
	2023	2022
Gross carrying value of goodwill
Zhong Chuan Rui You	$7,239,936	$7,239,936
Superengine	4,488,664	4,488,664
BotBrain	3,849,207	3,849,207
Saleya	71,808,110	71,808,110
PICO	377,665	377,665
Less: impairment
Zhong Chuan Rui You	(7,239,936)	(3,619,968)
Superengine	(4,488,664)	-
BotBrain	(3,849,207)	(3,849,207)
Saleya	(71,808,110)	-

Net carrying value of goodwill
Zhong Chuan Rui You	-	3,619,968
Superengine	-	4,488,664
BotBrain	-	-
Saleya	-	71,808,110
PICO	377,665	377,665
	$377,665	$80,294,407

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

In assessing potential impairment of the goodwill attributed to Zhong Chuan Rui You, we noted starting from 2024, the profit margin contribution of traditional internet advertising business to the Company has becoming lower, a significant amount of cash investment is also required to improve the gross profit margin, the management of the Company determined to abandon Zhong Chuan Rui You’s business. As a result of these indicators, we estimated the fair value of the reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our products, we recorded a $7,239,936 non-cash impairment loss in general and administrative expenses during the year ended December 31, 2023.

In assessing potential impairment of the goodwill attributed to Saleya, we noted the market share and profitability of Saleya has been eroding and consistently underperformed financially. As a result of these indicators, we estimated the fair value of the reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our products, we recorded a $71,808,110 non-cash impairment loss in general and administrative expenses during the year ended December 31, 2023.

In assessing potential impairment of the goodwill attributed to BotBrain, we noted the demand for corporate training was significantly reduced, market competition, particularly due to the larger players offering lower prices, severely eroded Botbrain’s market share, and the increased investment of the larger players as indicators of an impairment. As a result of these indicators, we estimated the fair value of the reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our products, we recorded a $3,849,207 non-cash impairment loss in general and administrative expenses during the year ended December 31, 2023.

NOTE 12 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2023 and 2022, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2023	2022
Current
Accrued payroll	$22,446,376	$11,537,461
VAT payable	2,030,180	3,677,364
Individual tax payable	90,222	93,206
Other loans (1)	53,233,022	51,440,650
Advertising payable (2)	7,939,809	8,080,476
Other payable	3,505,050	7,266,301
	$89,244,659	$82,095,458

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

(2)	Advertising payable represents the payments owed to the vendors that provide advertising activities for the Company to promote the Luokuang mobile application.

NOTE 13 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2023 and 2022, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2023	2022
Mr. Song (1)	$1,812,745	$912,351

(1)	The Company’s CEO and Chairman

Amounts due to related parties are non-interest bearing, unsecured and payable on demand. This includes $319,462 in reimbursements owed to Mr. Song and $1,493,282 as loans provided by Mr. Song to the Company for operational purposes.

NOTE 14 – OPERATING LEASE

In accordance with ASC 842, the Company measured and recognized a right of use asset of $744,210 and $2,725,777 and lease liability of $792,832 and $2,813,936, respectively, as of December 31, 2023 and 2022.

The Company entered into operating lease agreements primarily for offices. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The following table shows the total lease cost and the cash flows arising from the operating leases, and information about weighted-average remaining lease term and weighted-average discount rate. The discount rates are generally based on estimates of the Company’s incremental borrowing rate, as the discount rates implicit in the Company’s leases cannot be readily determined.

	December 31, 2023	December 31, 2022
Lease cost
Operating lease cost	$1,279,944	$1,607,245
Short term lease	223,782	790,440
Total lease cost	$1,503,726	$2,397,685

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,546,916	$2,397,685
Right-of-use assets obtained in exchange for new operating lease liabilities	Nil	Nil
Weighted-average remaining lease term - operating lease	9 months	20 months
Weighted-average discount rate - operating lease	6.75%	6.75%

As of December 31, 2023, future minimum lease payments on operating leases were as follows:

December 31, 2023
Maturity of lease liabilities
2024	$971,811
2025	63,446
Total minimum lease payments	$1,035,257
Short term lease	(223,782)
Imputed interest	(18,643)
Present value of minimum lease payments	$792,832
Less: classified as current liabilities	(730,304)
Non-current liabilities	$62,528

NOTE 15 – SHARE CAPITAL

The following summarizes warrant transactions related to registered direct offerings in 2023 and 2022:

	2023		2022
	Warrants	Weighted average exercise price $	Warrants	Weighted average exercise price $
Warrants outstanding at beginning of year	975,392	65.52	137,105	384.00
Granted	-	-	838,286	13.44
Exercised
Forfeited	-	-	-	-
Warrants outstanding at end of year	975,392	65.52	975,392	65.52

Exercisable at end of year	975,392	65.52	975,392	65.52

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

In February, 2023, the Company issued 8,373,289 ordinary shares to employees for their performance per the cooperation framework agreement engaged in 2021 and stock-based compensation expense of $1,172,260 was recognized in 2023.

On March 22, 2023, the Company implemented a 30-to-1 share combination on its ordinary shares.

During April to November, 2023, the Company issued 2,822,050 ordinary shares to employees for their services for year 2022 and 2023 under the 2018 omnibus equity plan and stock-based compensation expense of $ 3,557,973 was recognized in 2023.

As of December 31, 2023 and 2022, we had 2,439,727 and 2,052,078 ordinary shares issued and outstanding.

As of December 31, 2023 and 2022, we had 10,417 and 90,812 Preferred Shares and Series A Preferred Shares issued and outstanding

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

NOTE 16 – RETIREMENT AND WELFARE BENEFITS

The Company’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits is $3,273,677, $5,701,074 and $3,429,528 during the years ended December 31, 2023, 2022 and 2021, respectively, of which $nil, $ nil and $209,120, respectively, was charged to cost of revenue, $473,729, $994,290 and $591,410, respectively, was charged to selling and marketing expenses, $392,984, $642,496 and $456,370, respectively, was charged to general and administrative expenses and $2,406,964, $4,064,288 and $2,172,628, respectively, was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 17 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve accumulates to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $nil to statutory reserves during the years ended December 31, 2023, 2022 and 2021, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 18 – SUBSEQUENT EVENTS

On August 30, 2024, the Board of the Company approved by certain unanimous consent, that the Company shall effect an 8-to-1 (the “RS Ratio”) share combination, effective on September 17, 2024. Upon the effectiveness of the share combination, every 8 shares of the Company’s issued and outstanding ordinary shares will automatically be combined into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the share combination. Instead, any fractional shares that would have resulted from the reverse split will be rounded up to the next whole number. In addition, the Company’s preferred share, series A preferred share, and series B preferred shares shall combine the shares at the RS Ratio simultaneously.

On the same day, the Board also unanimously approved to change the authorized shares and par value that “the Company is authorised to issue a maximum of 1,028,295,182 shares of par value US$0.0001 each, divided into (a) 1,000,000,000 ordinary shares of par value US$0.0001 each; (b) 5,000,000 preferred shares of par value US$0.0001 each; (c) 21,794,872 series A preferred shares of par value US$0.0001 each; and (d) 1,500,310 series B preferred shares of par value US$0.0001 each”. The new Amended and Restated Memorandum and Articles of Association is filed as an exhibit 3.1 in this Report.